Form 10-K, Exhibit 13
period 1996-12-31
FFLC BANCORP INC
filed 1997-03-28
CIK 912738

[FFLC LOGO HERE]




                               1996 ANNUAL REPORT








                                    CONTENTS

                                                                            Page

Corporate Profile, Corporate Organization and General Information ............1
Office Locations and Common Stock Prices and Dividends .......................2
Consolidated Financial Highlights ............................................3
Letter to Stockholders .....................................................4-5
Selected Consolidated Financial Data and Financial Ratios.....................6
Management's Discussion and Analysis of Financial
    Condition and Results of Operations ...................................7-17
Consolidated Financial Statements ........................................18-46
Independent Auditors' Report.................................................47
Directors and Officers of FFLC Bancorp, Inc. ................................48
Directors and Officers of First Federal Savings Bank of Lake County..........49
Employees ...................................................................50

                                 [Inside Cover]

CORPORATE PROFILE

FFLC Bancorp, Inc. ("FFLC" or the "Holding Company") became the holding company for First Federal Savings Bank of Lake County (the "Savings Bank") (together, the "Company") on January 4, 1994 upon the Savings Bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank. The acquisition of the Savings Bank by the Holding Company was accounted for as a pooling-of-interest. The Savings Bank is a community-oriented savings institution offering a variety of financial services to meet the needs of the communities it serves. The deposit accounts of the Savings Bank are insured by the Federal Deposit Insurance Corporation.

CORPORATE ORGANIZATION

Holding Company
    FFLC Bancorp, Inc.

Thrift Subsidiary
    First Federal Savings Bank of Lake County

Affiliate of Thrift Subsidiary
    Lake County Service Corporation

GENERAL INFORMATION

Corporate Headquarters
    800 North Boulevard West, Post Office Box 490420, Leesburg, Florida
    34749-0420

Annual Meeting
    The Annual Meeting of the Stockholders will be held at the Leesburg Community Building located at 109 East Dixie Avenue in Leesburg at 2:00 p.m. on May 8, 1997.

Form 10-K
    A copy of the Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by stockholders without charge upon written request to Sandra L. Rutschow, Vice President - Secretary, FFLC Bancorp, Inc., Post Office Box 490420, Leesburg, Florida 34749-0420.

Transfer Agent and Registrar
    Registrar and Transfer Company
    10 Commerce Drive
    Cranford, New Jersey 07016
    800-368-5948

Corporate Counsel
    George W. Murphy, Jr.
    Muldoon, Murphy & Faucette
    5101 Wisconsin Avenue
    Washington, D.C. 20016

Independent Auditors
    Hacker, Johnson, Cohen & Grieb
    Certified Public Accountants
    930 Woodcock Road, Suite 211
    Orlando, Florida 32803

Visit First Federal's World-wide Web Site at http://www.1stfederal.com. This site provides up-to-date rates for certificates of deposit and mortgage loans, as well as access to FFLC's current stock quotes and SEC filings.

                            [FIRST FEDERAL LOGO HERE]
OFFICE LOCATIONS

[MAP INSERT MAP - HALF PAGE]





COMMON STOCK PRICES AND DIVIDENDS

FFLC's common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation - National Market System ("NASDAQ - National Market System") under the symbol FFLC. The following table sets forth market price information, based on closing prices, as reported by the NASDAQ National Market System for the common stock high and low closing sales prices and the amount of dividends paid on the common stock for the periods indicated. See Note 20 of the Consolidated Financial Statements for a summary of quarterly financial data.

                                                                                                              Cash
                                                                                                            Dividends
                                                                                                              Paid
                                                                         High                 Low           Per Share
                                                                         ----                 ---           ---------
         Quarter Ended:
         March 31, 1995............................................... 17 1/4              14 1/4              .06
         June 30, 1995................................................ 17                  15 3/4              .08
         September 30, 1995........................................... 20 1/4              16 1/4              .08
         December 31, 1995............................................ 20 1/4              18 3/4              .08
         March 31, 1996............................................... 19 1/8              17 1/4              .08
         June 30, 1996................................................ 18 3/4              17 1/4              .10
         September 30, 1996........................................... 19                  18                  .10
         December 31, 1996............................................ 22                  18 1/4              .10

As of January 27, 1997, the Company had 941 holders of record of common stock.



                                        2

CONSOLIDATED FINANCIAL  HIGHLIGHTS
(Dollars in thousands, except per share amounts)

AT YEAR END:                                                                        1996                 1995                1994
                                                                                 ----------           ---------           ---------
Total assets ...........................................................         $  346,442             325,832             310,622
Loans receivable, net ..................................................         $  227,948             183,448             148,286
Investment securities ..................................................         $   32,832              25,265              27,851
Mortgage-backed securities .............................................         $   65,736              93,883             117,003
Deposits ...............................................................         $  282,664             267,703             251,752
Equity, substantially restricted .......................................         $   53,626              55,360              53,762
Book value per share ...................................................         $    22.00               20.99               19.47
Shares outstanding .....................................................          2,437,737           2,637,356           2,761,819
Equity-to-assets ratio .................................................              15.48%              16.99%              17.31%
Nonperforming assets to total assets ...................................               0.30%               0.10%               0.13%

FOR THE YEAR:

Interest income ........................................................         $   24,218              22,493              19,480
Net interest income after provision for loan losses ....................         $   11,152              10,186              10,083
Net income .............................................................         $    2,184               3,093               3,570
Earnings per share .....................................................         $      .85                1.16                1.35
Loan originations ......................................................         $   83,569              56,751              49,190
Return on average assets ...............................................                .65%                .98%               1.19%
Return on average equity ...............................................               3.94%               5.59%               6.81%
Average equity to average assets ratio .................................              16.62%              17.46%              17.47%
Noninterest expense to average assets ..................................               2.49%               1.85%               1.74%

YIELDS AND RATES:
                                                                        Weighted Average
                                                                          Rate or Yield             Average Rate or Yield During
                                                                         at December 31,               Year Ended December 31,
                                                                        -----------------         ------------------------------
                                                                        1996         1995         1996         1995         1994
                                                                        ----         ----         ----         ----         ----
Mortgage loans, net ...............................................     8.08%        8.18%        8.20%        8.29%        8.21%
Collateralized mortgage obligations ...............................     5.91%        5.92%        5.76%        5.73%        5.34%
Other mortgage-backed securities ..................................     7.04%        6.84%        6.87%        6.41%        5.51%
All interest-earning assets .......................................     7.62%        7.42%        7.52%        7.31%        6.66%
Deposits ..........................................................     4.72%        4.87%        4.72%        4.71%        3.78%
All interest-bearing liabilities ..................................     4.74%        4.87%        4.72%        4.71%        3.78%
Interest-rate spread (1) ..........................................     2.87%        2.55%        2.80%        2.60%        2.88%
Net yield on average interest-earning assets (2) ..................      N/A          N/A         3.50%        3.35%        3.50%

(1) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.
(2) Net interest income divided by average interest-earning assets.

                                   [LOGO HERE]

Dear Stockholders:

In each year's annual report, I like to mention some of the important events for our Company during the past year, and reflect upon things we might expect during the new year.

The year 1996 will be remembered as a very important year in our Company's history. Significant progress was made during the year in increasing the loan portfolio and total deposits of the Company's subsidiary, First Federal Savings Bank of Lake County. For the year, the Bank's mortgage loan originations were $74.4 million, an increase of more than 48% above the prior year. Consumer loan originations totaled $12.4 million, for an increase of 101%. All told, the Bank's loan portfolio at the end of 1996 stood at $236.9 million, a gain of 26% when compared to the end of 1995. Deposit growth was also good, with total deposits at year-end being 282.7 million. This represents a gain in total deposits of $15 million, or 6%.

The single largest impact on our financial statements came from the one-time payment all savings institutions were required to make to the Federal Deposit Insurance Corporation (FDIC). In the case of First Federal, the required payment to the FDIC was $1.7 million ($1.0 million after-tax). In exchange for this one-time payment, we expect First Federal will enjoy a 72% reduction in its deposit insurance premium in 1997. While the financial data within this annual report fully reflects the cost of the one-time payment to the FDIC, I would like stockholders to know what some of these figures would have been, absent the FDIC payment.

Without the one-time payment to the FDIC, our Company's earnings for the year would have been $3.2 million, or $123,000 more than 1995. On an earnings per share basis, the Company would have reported earnings of $1.25 per share, a 7.8% increase from the prior year. The return on average assets would have been 0.96%, the return on average equity would have been 5.80%, and the operating efficiency ratio would have been 55.05%. If we were to exclude the one-time payment to the FDIC, the Company's price-to-earnings ratio at year-end would have been 17.2.

During the year, the Company's Board of Directors conducted a strategic planning session in which ways to better prepare the Company for the future were discussed. The greatest challenge for the Company is to produce a reasonable return on equity. At year-end, the Company had a capital ratio of 15.48%. With a capital ratio at that level, it is difficult to produce a strong return on equity. The strategic planning session produced a plan of action that we believe will better utilize the capital that we have and will produce improved results in the future. It is worth noting that rather than one simple approach, the plan of action addresses several areas.

First, we believe the repurchase of outstanding shares of stock should continue. By the end of 1996, FFLC Bancorp had repurchased a total of nearly 340,000 shares of stock. In January, 1997, the Board of Directors approved the repurchase of an additional 10% of the Company's outstanding shares, or more than 238,000 shares of stock. By continuing to repurchase stock, we expect to improve earnings per share.

With our Company's high level of capital, we have the means to grow in several ways. We recently opened our third branch office within the past eighteen months, and we continue to consider locations in which to open new offices. Growth can also occur by way of acquiring another financial institution. To date that has not occurred, but it remains an alternative.

Our Company is also moving toward increased involvement in commercial lending. Two local financial institutions in the Lake County market have recently sold to out-of-state regional banks, and we believe the timing is right for us to become more involved in local commercial lending. To that end, we recently brought on board a commercial loan officer with extensive lending experience in the Lake County area. We believe added commercial lending will diversify our loan portfolio, and will provide us with new opportunities both in lending and deposits.

Growth is also possible through wholesale transactions in which the Company finances the purchase of securities by borrowing the necessary funds. To date, we have made two such transactions, and we have maintained a positive spread between the earnings of the securities and the cost of the borrowing.

Looking to 1997, there are two important events that will positively influence the Company's earnings. First, as mentioned above, the Bank's deposit insurance premium rate has been dramatically lowered. In addition, the stock benefit program known as the Recognition and Retention Plan (RRP) was fully expensed as of the end of 1996. Expenses related to these two items will be substantially reduced during 1997.

The Bank's newest branch office, located south of Leesburg at the Lake Harris Square shopping center, opened in February 1997. We believe continued expansion of our branch network will provide long-term benefits to the Company. Of course, by opening new branch offices, the Company increases its current expenses. However, we believe that by undertaking the expense of new branch locations now, we will be enhancing the Company's profitability and franchise value for the future.

The performance of the Company's stock is of great importance to stockholders. The price per share of FFLC Bancorp's stock began the year at $18.75 and ended it at $21.50. When combined with the dividends paid during 1996, the result is a total rate of return of 16.9%. FFLC Bancorp originally issued shares of stock at $10.00 per share on January 4, 1994. As of December 31, 1996, the stock has enjoyed an annualized total rate of return of 31.6% from its initial public offering.

The directors, officers and staff of FFLC Bancorp appreciate the support of our stockholders over the past three years. We are dedicated to profitably serving the banking needs of our local communities, and to meeting the investment goals of our stockholders. We firmly believe our Company is on the right track to accomplishing these goals.

Cordially yours,

Stephen T. Kurtz
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

                                                                                            At December 31,
                                                                  ------------------------------------------------------------------
                                                                      1996          1995         1994            1993         1992
                                                                  ----------     ---------     ---------       -------       -------
Total assets .................................................    $  346,442       325,832       310,622       292,254       271,148
Loans receivable, net ........................................       227,948       183,448       148,286       122,211       114,347
Cash and cash equivalents ....................................        10,157        13,929        10,255        24,875         8,162
Investment securities ........................................        32,832        25,265        27,851        29,370        26,782
Mortgage-backed securities ...................................        65,736        93,883       117,003       109,077       115,331
Deposits .....................................................       282,664       267,703       251,752       241,000       245,436
Borrowed funds ...............................................         8,198           150         3,150           150           150
Conversion stock subscriptions ...............................          --            --            --          21,834          --
Stockholders' equity .........................................        53,626        55,360        53,762        27,246        23,705

                                                                                     For the Year Ended December 31,
                                                                  ------------------------------------------------------------------
                                                                      1996          1995         1994            1993         1992
                                                                  ----------     ---------     ---------       -------       -------
Interest income ..............................................    $   24,218        22,493        19,480        18,453        20,388
Interest expense .............................................        12,959        12,183         9,259         9,268        11,649
Net interest income ..........................................        11,259        10,310        10,221         9,184         8,739
Provision for loan losses ....................................           107           124           138           250           232
Net interest income after provision for loan losses ..........        11,152        10,186        10,083         8,935         8,507
Noninterest income ...........................................           809           709           647           619           848
Noninterest expense ..........................................         8,299         5,874         5,212         3,936         3,721
Income before provision for income taxes .....................         3,662         5,021         5,518         5,618         5,634
Provision for income taxes ...................................         1,478         1,928         1,948         2,114         2,120
Net income ...................................................         2,184         3,093         3,570         3,504         3,514

Earnings per share ...........................................           .85          1.16          1.35          --  (1)      --(1)
Weighted average number of common
      shares outstanding .....................................     2,560,795     2,656,259     2,645,829          --  (1)      --(1)

---------------------------
(1) The Company issued stock and acquired the Savings Bank during 1994, therefore, earnings per share prior to 1994 is not available.

SELECTED CONSOLIDATED FINANCIAL RATIOS
AND OTHER DATA:
                                                                              At or For the Year Ended December 31,
                                                             -----------------------------------------------------------------
                                                                1996            1995              1994        1993       1992
                                                             ---------        ---------        ---------     ------     ------
Return on average assets .................................        0.65%            0.98%            1.19%      1.29%      1.32%
Return on average equity .................................        3.94%            5.59%            6.81%     13.72%     16.00%
Dividend payout ratio (1) ................................       44.71%           25.86%           13.33%       N/A        N/A
Average equity to average assets .........................       16.62%           17.46%           17.47%      9.40%      8.25%
Total equity to total assets .............................       15.48%           16.99%           17.31%      9.32%      8.74%
Interest rate spread during year(2) ......................        2.80%            2.60%            2.88%      3.15%      3.02%
Net interest margin (3) ..................................        3.50%            3.35%            3.50%      3.48%      3.36%
Nonperforming assets to total assets (4) .................        0.30%            0.10%            0.13%      0.23%      0.17%
Nonperforming loans to total loans (5) ...................        0.28%            0.09%            0.21%      0.47%      0.34%
Allowance for loan losses to non-performing loans ........      159.61%          561.49%          264.13%    121.29%    130.65%
Allowance for loan and REO
      losses to nonperforming assets .....................      103.51%          288.48%          210.41%    108.41%    111.11%
Allowance for loan losses to total loans .................        0.45%            0.52%            0.55%      0.57%      0.45%
Operating expenses to average assets .....................        2.49%            1.85%            1.74%      1.45%      1.40%
Average interest-earning assets to
      average interest-bearing liabilities ...............        1.17             1.19             1.19       1.09       1.08
Net interest income to operating expenses ................        1.36             1.76             1.96       2.33       2.35
Total shares outstanding (1) .............................   2,437,737        2,637,356        2,761,819        --  (1)    --  (1)
Book value per common share outstanding (1) ..............     $ 22.00            20.99            19.47        --  (1)    --  (1)
Number of banking offices (all full-service) .............           9                8                6          6          6

------------------
(1) Item is only presented at December 31, 1996, 1995 and 1994 since there was no outstanding common stock in prior years.

(2) Difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.

(3) Based upon net interest income before provision for loan losses divided by average interest-earning assets.

(4)  Nonperforming assets consist of nonperforming loans and real estate owned.

(5)  Nonperforming loans consist of loans 90 days or more delinquent.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Federal Savings Bank of Lake County, the subsidiary of FFLC, was organized in 1934 as a federally chartered savings and loan association and converted to a federally chartered stock savings bank on January 4, 1994. The Savings Bank's principal business continues to be attracting retail deposits from the general public and investing those deposits, together with principal repayments on loans and investments and funds generated from operations, primarily in mortgage loans secured by one-to-four-family, owner-occupied homes, mortgage-backed securities and, to a lesser extent, construction loans, consumer and other loans, and multi-family residential mortgage loans. In addition, the Savings Bank holds investments permitted by federal laws and regulations including securities issued by the U.S. Government and agencies thereof. The Savings Bank's revenues are derived principally from interest on its mortgage loan and mortgage-backed securities portfolios and interest and dividends on its investment securities.

The Savings Bank is a community-oriented savings institution offering a variety of financial services to meet the needs of the communities it serves. The Savings Bank's deposit gathering and lending markets are primarily concentrated in the communities surrounding its full service offices located in Lake and Sumter counties in central Florida. Management believes that its offices are located in communities that generally can be characterized as rural service and retirement communities with residential neighborhoods comprised predominately of one-to-four-family residences. The Savings Bank is the oldest and largest (by asset size) locally-based savings institution in Lake County, and serves its market area with a wide selection of residential mortgage loans and other retail financial services. Management considers the Savings Bank's reputation for financial strength and customer service as a major advantage in attracting and retaining customers in its market area and believes it benefits from its community orientation as well as its established deposit base and level of core deposits.

The Savings Bank had net earnings of $2.2 million for the year ended December 31, 1996, compared to net earnings of $3.1 million for the year ended December 31, 1995. At December 31, 1996, the Savings Bank had total assets of $346.4 million, an increase of 6.3% over total assets of $325.8 million at December 31, 1995. That increase resulted primarily from a $44.5 million, or 24.3%, increase in loans receivable from $183.4 million at December 31, 1995 to $227.9 million at December 31, 1996, reflecting increased local loan demand. Cash and cash equivalents decreased $3.8 million or 27.1% from $13.9 million to $10.1 million. Mortgage-backed securities also decreased $28.1 million while investment securities increased $7.7 million for a net decrease of $20.4 million or 17.6% in investment and mortgage-backed securities. Deposits increased $15.0 million, or 5.6%, from $267.7 million at December 31, 1995 to $282.7 million at December 31, 1996. Stockholders' equity decreased $1.7 million primarily due to repurchases of Holding Company stock during 1996, partially offset by income from operations.

REGULATION AND LEGISLATION

General

The operating results of the Savings Bank are affected by Federal laws and regulations and the Savings Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS"), as its chartering agency, and the Federal Deposit Insurance Corporation ("FDIC"), as the deposit insurer. The Savings Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposit accounts are insured up to applicable limits by the FDIC under the SAIF ("Savings Association Insurance Fund"). The Savings Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and the FDIC to test the Savings Bank's compliance with various regulatory requirements. The activities of savings institutions are governed by the Home Owner's Loan Act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act (the "FDIA"). The HOLA and the FDIA were amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991("FDICIA"). A more complete description of the HOLA and FDIA as amended by FIRREA and FDICIA is included in the Form 10-K.

Capital Requirements

The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Under the OTS final rule implementing FDICIA, generally, a well-capitalized institution is defined as one that meets the following capital standards: a 5% tangible capital standard; a 6% leverage (core capital) ratio; and a 10% risk-based capital standard, and has not been notified by its federal banking agency that it is in a "troubled condition." At December 31, 1996, the Savings Bank met each of its capital requirements, in each case on a fully phased-in basis, and met the criteria of a "well-capitalized" institution as defined above.

Insurance of Deposit Accounts

The FDIC has adopted a risk-based deposit insurance system that assesses deposit insurance premiums according to the level of risk involved in an institution's activities. An institution's risk category is based upon whether the institution is classified as "well capitalized," "adequately capitalized" or "less than adequately capitalized" and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Based on its capital and supervisory subgroups, each SAIF member institution was assigned an annual FDIC assessment rate for 1996 between 23 basis points for an institution in the highest category (i.e., well-capitalized and healthy) and 31 basis points for an institution in the lowest category (i.e., undercapitalized and posing substantial supervisory concern). The Savings Bank's assessment rate for 1996 was .23% of deposits. Effective January 1, 1997, the FDIC lowered the annual assessment rates for SAIF members to 0 to 27 basis points, as discussed below. The FDIC has authority to further raise premiums if deemed necessary. If such action is taken, it could have an adverse effect on the earnings of the institution.

On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Savings Bank, to recapitalize the SAIF and spread the obligations for payments of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. The FDIC special assessment levied amounted to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment of $1.7 million before taxes was recognized by the Savings Bank in the third quarter and is tax deductible. That legislation eliminated the substantial disparity between the amount that BIF and SAIF members had been paying for deposit insurance premiums.

Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits, compared to 6.48 basis points payable by SAIF members on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000 or the date upon which the last savings association, such as the Savings Bank, ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999 provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

Effective January 1, 1997, the FDIC has lowered annual SAIF assessment rates to 0 to 27 basis points, a range comparable to those of BIF members, although SAIF members will continue to be subject to the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Savings Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

CREDIT RISK

The Savings Bank's primary business is lending on residential real estate, an activity with the inherent risk of generating potential loan losses the magnitude of which depend on a variety of factors affecting borrowers which are beyond the control of the Savings Bank. The Savings Bank has underwriting guidelines and credit review procedures designed to minimize such credit losses.

RESULTS OF OPERATIONS

The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its interest-earning assets, primarily its loans, mortgage-backed securities and investment securities, and its interest-bearing liabilities, consisting of deposits and borrowings. The Company's operating expenses principally consist of employee compensation, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin; and (vi) weighted average yields and rates at December 31, 1996. Yields and costs were derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered to constitute adjustments to yields.

                                                           1996                        1995                        1994
                                                 -------------------------   ------------------------    -------------------------
                                    Yield At                      Average                     Average                      Average
                                   December 31,  Average           Yield/     Average          Yield/    Average            Yield/
                                      1996       Balance  Interest  Cost      Balance  Interest Cost     Balance   Interest  Cost
                                      ----       -------  --------  ----      -------  -------------     -------   --------  ----
                                                                             (Dollars in thousands)
Interest-earning assets:
    Loans receivable                   8.20%   $ 201,840    16,813  8.33%    $ 163,961  13,817  8.43%   $ 132,165   10,988   8.31%
    Mortgage-backed securities         6.45       80,355     5,020  6.25       106,574   6,403  6.01      116,906    6,312   5.40
    Investment securities and other
       interest-earning assets (1)     6.19       39,745     2,385  6.00        37,138   2,273  6.12       43,343    2,180   5.03
                                               ---------    ------           ---------  ------          ---------   ------

         Total interest-earning
            assets                     7.62      321,940    24,218  7.52       307,673  22,493  7.31      292,414   19,480   6.66
                                                            ------                      ------                      ------

Noninterest-earning assets                        11,727                         9,107                      7,605
                                               ---------                     ---------                  ---------

         Total assets                          $ 333,667                     $ 316,780                  $ 300,019
                                               =========                     =========                  =========

Interest-bearing liabilities:
    NOW and money market
       accounts                        2.38       42,682       960  2.25        42,425     967  2.28       48,205    1,063   2.21
    Passbook and statement savings
       accounts                        2.74       24,218       629  2.60        26,802     721  2.69       29,472      745   2.53
    Certificates                       5.45      206,471    11,311  5.48       188,806  10,455  5.54      166,818    7,433   4.46
    FHLB advances                      7.17          150        11  7.33           150      11  7.33          150       11   7.33
    Securities sold under agreement
       to repurchase                   5.63          849        48  5.65           470      29  6.17          107        7   6.54
                                               ---------    ------           ---------  ------          ---------   ------

         Total interest-bearing
           liabilities                 4.74      274,370    12,959  4.72       258,653  12,183  4.71      244,752    9,259   3.78
                                                            ------                      ------                      ------

                                                           1996                        1995                        1994
                                                 -------------------------   ------------------------    -------------------------
                                    Yield At                      Average                     Average                      Average
                                   December 31,  Average           Yield/     Average          Yield/    Average            Yield/
                                      1996       Balance  Interest  Cost      Balance  Interest Cost     Balance   Interest  Cost
                                      ----       -------  --------  ----      -------  -------------     -------   --------  ----
                                                                             (Dollars in thousands)
Noninterest-bearing liabilities                    3,836                         2,812                      2,851
Stockholders' equity                              55,461                        55,315                     52,416
                                               ---------                     ---------                  ---------

         Total liabilities and equity          $ 333,667                     $ 316,780                  $ 300,019
                                               =========                     =========                  =========

Net interest-earning assets and
    interest rate spread (2)           2.87%   $  47,570            2.80%    $  49,020          2.60%   $  47,662            2.88%
                                      =====    =========            ====     =========          ====    =========            ====


Net interest income and net
    margin (3)                                            $ 11,259  3.50%             $ 10,310  3.35%             $ 10,221   3.50%
                                                          ========  ====              ========  ====              ========   ====
Ratio of interest-earning assets
    to interest-bearing liabilities                1.17                          1.19                       1.19
                                                  =====                          ====                       ====



(1)  Includes interest-bearing deposits and FHLB Stock.

(2)  Interest-rate spread represents the difference between the average yield on
     interest-earning   assets  and  the  average  cost  of  interest-   bearing
     liabilities.

(3)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.

The following table discloses the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes attributable to changes in rate/volume (changes in rate multiplied by changes in volume), and (iv) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                               Year Ended December 31,               Year Ended December 31,
                                                                  1996 vs. 1995                           1995 vs. 1994
                                                                Increase (Decrease)                    Increase (Decrease)
                                                       ------------------------------------    ------------------------------------
                                                                     Due to                                   Due to
                                                       ------------------------------------    ------------------------------------
                                                                           Rate/                                   Rate/
                                                        Rate     Volume    Volume     Net       Rate     Volume    Volume     Net
                                                       ------    ------    ------    ------    ------    ------    ------    ------
                                                                                  (Dollars in thousands)
Interest-earning assets:
    Loan receivable, net ...........................   $ (164)    3,193       (33)    2,996       159     2,642        28     2,829
    Mortgage-backed securities .....................      253    (1,576)      (60)   (1,383)      713      (558)      (64)       91
    Investment securities
        and other interest-earning
        assets (1) .................................      (44)      159        (3)      112       472      (312)      (67)       93
                                                       ------    ------    ------    ------    ------    ------    ------    ------

           Total ...................................       45     1,776       (96)    1,725     1,344     1,772      (103)    3,013
                                                       ------    ------    ------    ------    ------    ------    ------    ------

Interest-bearing liabilities:
    NOW and money market accounts ..................      (13)        6      --          (7)       34      (128)       (2)      (96)
    Passbook and
        statement savings accounts .................      (25)      (69)        2       (92)       47       (67)       (4)      (24)
    Certificates ...................................     (117)      979        (6)      856     1,801       981       240     3,022
    FHLB advances ..................................     --        --        --        --        --        --        --        --
    Securities sold under agreement
        to repurchase ..............................       (2)       23        (2)       19        (1)       24        (1)       22
                                                       ------    ------    ------    ------    ------    ------    ------    ------

           Total ...................................     (157)      939        (6)      776     1,881       810       233     2,924
                                                       ------    ------    ------    ------    ------    ------    ------    ------

Net change in net interest
    income .........................................   $  202       837       (90)      949      (537)      962      (336)       89
                                                       ======    ======    ======    ======    ======    ======    ======    ======


(1) Includes interest-bearing deposits and FHLB Stock.

LIQUIDITY AND CAPITAL  RESOURCES

The Savings  Bank is required to  maintain  minimum  levels of liquid  assets as defined by OTS regulations. That requirement, which varies periodically depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The current required ratio is 5%. The Savings Bank historically has maintained a level of liquid assets in excess of the regulatory requirement. Liquid assets consist of cash, cash equivalents and short- and intermediate-term U.S. Government and government agency securities. The maintenance of liquid assets allows for the possibility of disintermediation when interest rates fluctuate. The Savings Bank's liquidity ratios were 13.5% and 13.8% at December 31, 1996 and December 31, 1995, respectively.

The Savings Bank's sources of funds include proceeds from payments and prepayments on mortgage loans and mortgage-backed securities, proceeds from the maturities of investment securities, sales of securities and deposits. While maturities and scheduled amortization of loans and investment securities are predictable sources of funds, deposit inflows and mortgage prepayments are greatly influenced by local conditions, general interest rates, and regulatory changes.

At December 31, 1996, the Savings Bank had outstanding commitments to originate $4.4 million of loans and to fund the undisbursed portion of loans in process of $8.0 million. The Savings Bank believes that it will have sufficient funds available to meet its commitments. At December 31, 1996, certificates of deposit which were scheduled to mature in one year or less totaled $135.6 million. Management believes, based on past experience, that a significant portion of these funds will remain with the Savings Bank.

REGULATORY  CAPITAL  REQUIREMENTS

As a federally-chartered financial institution, the Savings Bank is required to maintain certain minimum amounts of regulatory capital. Regulatory capital is not a valuation allowance and has not been created by charges against earnings. The following table is a summary of the capital requirements, the Savings Bank's regulatory capital and the amounts in excess at December 31, 1996:

                                                        Tangible                  Core                  Risk-Based
                                                    -----------------     ---------------------     ------------------
                                                               % of                      % of               % of Risk-
                                                             Adjusted                 Adjusted               Weighted
                                                     Amount    Assets        Amount     Assets        Amount   Assets
                                                     ------    ------        ------     ------        ------   ------
                                                                          (Dollars in thousands)
      Regulatory capital.......................     $ 41,651   12.02%      $ 41,651     12.02%      $ 42,714   26.96%
      Requirement..............................        5,198    1.50         10,395      3.00         12,676    8.00
                                                    --------   -----       --------      ----       --------   -----

      Excess...................................     $ 36,453   10.52%      $ 31,256      9.02%      $ 30,038   18.96%
                                                    ========   =====       ========      ====       ========   =====

ASSET /LIABILITY MANAGEMENT

The Savings Bank's primary mission is to provide home ownership by offering permanent and construction residential mortgage loans and consumer financing and by providing conveniently located depository facilities with transaction, savings and certificate accounts. The Savings Bank's goal is to continue to be a well-capitalized and profitable operation that provides service that is professional, efficient and courteous. The Savings Bank seeks to fulfill its mission and accomplish its goals by pursuing the following strategies: (i) emphasizing lending in the one-to-four-family residential mortgage market; (ii) controlling interest-rate risk; (iii) managing deposit pricing and asset growth;
(iv) emphasizing cost control; and (v) maintaining asset quality by investing in mortgage-backed securities which, in management's judgment, provide a balance between yield and safety in a home mortgage related investment. It is management's intention to continue to employ these strategies over the foreseeable future.

The Savings Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions continue to be affected by general changes in levels of interest rates and other economic factors beyond their control. At December 31, 1996, the Savings Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Savings Bank, based on certain assumptions, to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Savings Bank, based on certain assumptions, to mature or reprice within one year) as a percentage of total assets was a positive 5.64%. Generally, an institution with a positive gap would experience an increase in net interest income in a period of rising interest rates. However, certain shortcomings are inherent in the sensitivity analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different manners to changes in market interest rates. Therefore, no assurance can be given that the Savings Bank will be able to maintain its net interest-rate spread as market interest rates fluctuate.

The Savings Bank monitors its interest rate risk through the Asset/Liability Committee which meets weekly and reports the results of such monitoring quarterly to the Board of Directors. The Savings Bank's policy is to seek to maintain a balance between interest-earning assets and interest-bearing liabilities so that the Savings Bank's cumulative one-year gap ratio is within a range which management believes is conducive to maintaining profitability without incurring undue risk. Considering the current interest rate environment, the Savings Bank has increased its investment in adjustable-rate and shorter average life, fixed-rate mortgage-related securities and, generally, has not retained in its portfolio 30 year fixed-rate loans, in order to position itself against the consequences of rising interest rates. The Savings Bank also maintains liquid assets in excess of the regulatory requirement, allowing for the possibility of disintermediation when interest rates fluctuate. The Savings Bank's liquidity ratio of 13.5% at December 31, 1996 is significantly higher than the regulatory requirement of 5%. In addition, the Savings Bank's large stable core deposit base resulting from its continuing commitment to quality customer service has historically provided it with a steady source of funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996 that are expected to reprice or mature, based upon certain assumptions, in each of the future periods shown. (DOLLARS IN THOUSANDS)

                                               More       More        More      More       More
                                               than       than        than      than       than
                                               Three      Six         One       Three      Five       More
                                   Three       Months    Months      Year       Years      Years      than
                                   Months      to Six    to 12       to 3       to 5       to 10      Ten
                                  or Less      Months    Months      Years      Years      Years      Years   Other (1)    Total
                                  --------     ------    -------    ------      ------     -----      -----   ---------   ------
Rate-sensitive assets:
    Mortgage loans, net           $ 44,526     23,518     32,163     76,240     12,947    11,669      5,960       (691)  206,332
    Consumer and other loans         3,226      1,891      3,108      7,282      3,714     2,641         29       (275)   21,616
    Mortgage-backed securities
       and related securities
       and mortgage-backed
       and related securities
       held for sale, net           35,196     15,531     8,964       4,556        842       705        143       (201)   65,736
    Interest-earning deposits        4,077        --        --          --         --        --         --         --      4,077
    Investment securities and
       investment securities
       held for sale.............    5,231        -          -       17,450      1,000        85        205       (59)    23,912
    Mutual funds.................      103      7,187        -        1,745        -         -          -        (115)     8,920
    FHLB stock...................    1,939        -          -          -          -         -          -          -       1,939
                                  --------     ------    -------    ------      ------     -----      -----    ------     ------

         Total interest-earning
            assets...............   94,298     48,127     44,235    107,273     18,503    15,100      6,337    (1,341)   332,532
                                  --------     ------    -------    ------      ------     -----      -----    ------     ------

Rate-sensitive liabilities:
    Deposits:
       Passbook and statement
         savings.................    2,610      2,363      4,072     10,122      4,544     3,201        500        -      27,412
       NOW accounts..............    2,652      2,401      4,136     10,283      4,616     3,252        508        -      27,848
       Money market..............    1,473      1,333      2,296      5,708      2,562     1,805        281        -      15,458
       Certificates..............   41,956     44,482     49,141     64,578     11,789       -          -          -     211,946
    Borrowed funds...............      -        3,198      5,000        -          -         -          -          -       8,198
                                  --------     ------    -------    ------      ------     -----      -----    ------     ------

         Total interest-bearing
            liabilities..........   48,691     53,776     64,646     90,691     23,511     8,258      1,289        -     290,862
                                  --------     ------    -------    ------      ------     -----      -----    ------     ------



                                               More       More        More      More       More
                                               than       than        than      than       than
                                               Three      Six         One       Three      Five       More
                                   Three       Months    Months      Year       Years      Years      than
                                   Months      to Six    to 12       to 3       to 5       to 10      Ten
                                  or Less      Months    Months      Years      Years      Years      Years   Other (1)    Total
                                  --------     ------    -------    ------      ------     -----      -----   ---------   ------
Interest sensitivity gap......    $ 45,607     (5,649)   (20,411)   16,582      (5,008)    6,842      5,048    (1,341)    41,670
                                  ========    ======    =======     ======    ======       =====      =====    ======     ======

Cumulative interest-
    sensitivity gap.............. $ 45,607     39,958     19,547     36,130     31,121    37,963     43,011
                                  ========     ======     ======     ======     ======    ======     ======

Cumulative interest-sensitivity
    gap as a percentage of
    total assets.................   13.16%     11.53%      5.64%     10.43%      8.98%    10.96%     12.42%
                                    =====      =====       ====      =====       ====     =====      =====

Cumulative interest-earning assets
    as a percentage of cumulative
    interest-bearing liabilities   193.67%    139.00%    111.70%   114.01%    111.06%    113.11%   114.79%
                                   ======     ======     ======    ======     ======     ======    ======

--------------------------
(1)  Represents premiums,  discounts, market value adjustments and provision for loan losses.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 TO DECEMBER 31, 1995

General Operating Results.  Net income for the year ended December 31, 1996, was
    $2.2 million or $.85 per share, compared to net income for the year ended December 31, 1995 of $3.1 million or $1.16 per share. The decrease in net income was primarily the result of the effect of the one-time SAIF assessment of $1.7 million before taxes, included in noninterest expense, partially offset by an increase of $949,000 in net interest income before provision for loan losses.

Interest Income. Interest income increased $1.7 million, or 7.7% from $22.5 million for the year ended December 31, 1995 to $24.2 million for the year ended December 31, 1996. The increase was due to an increase in the average balance of total interest-earning assets from $307.7 million for the year ended December 31, 1995 to $321.9 million for the year ended December 31, 1996, an increase of $14.2 million, or 4.6%, primarily as a result of new branch openings, and an increase in the average yield on interest-earning assets from 7.31% for the year ended December 31, 1995 to 7.52% for the year ended December 31, 1996. The yield on loans decreased from 8.43% for the year ended December 31, 1995 to 8.33% for the year ended December 31, 1996. The yield on mortgage-backed securities increased from 6.01% for the year ended December 31, 1995 to 6.25% for the year ended December 31, 1996. The yield on investment securities and other interest earning assets decreased from 6.12% for the year ended December 31, 1995 to 6.00% for the year ended December 31, 1996.

Interest  Expense.  Interest  expense  increased  $776,000 from $12.2 million at
    December 31, 1995 to $13.0 million at December 31, 1996, as the weighted average rate paid on interest-bearing liabilities increased from 4.71% during 1995 to 4.72% in 1996.

Net Interest Income Before Provision for Loan Losses. Net interest income before provision for loan losses increased $949,000 or 9.2% from $10.3 million for the year ended December 31, 1995 to $11.3 million for the comparable period ended December 31, 1996.

Provision  for Loan  Losses.  The  Savings  Bank's  provision  for  loan  losses decreased from $124,000 for the year ended December 31, 1995 to $107,000 for the year ended December 31, 1996. The decrease of $17,000 reflects the Savings Bank's continuing policy of evaluating the adequacy of its allowance for loan losses and prevailing standards within the thrift industry. Generally, such evaluation includes consideration of the level of nonperforming loans and the level and composition of the Savings Bank's loan portfolio.

Noninterest Income. Noninterest income increased from $709,000 for the year ended December 31, 1995 to $809,000 for the year ended December 31, 1996. The increase was due to an increase in other service charges and fees of $93,000, and deposit account fees of $12,000 for the year ended December 31, 1996.

Noninterest  Expense.  Noninterest  expense  consists  primarily of salaries and employee benefits, occupancy expense and deposit insurance premiums. Noninterest expense increased $2.4 million for the year ended December 31, 1996 compared to 1995. That increase was primarily due to the one-time SAIF recapitalization expense of $1.7 million and increases in salaries and employee benefits of $356,000 and occupancy expense of $233,000, due to the opening of two new branches. The remaining items in noninterest expense increased $136,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 primarily due to the growth of the Company.

Provision for Income Taxes. The provision for federal and state income taxes decreased from $1.9 million for the year ended December 31, 1995 to $1.5 million for the year ended December 31, 1996. The effective tax rate decreased from 38.4% for the year ended December 31, 1995 to 40.4% for the year ended December 31, 1996.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 TO DECEMBER 31, 1994

General Operating Results.  Net income for the year ended December 31, 1995, was
    $3.1 million or $1.16 per share, compared to net income for the year ended December 31, 1994 of $3.6 million or $1.35 per share. The decrease in net income was due to an increase in noninterest expense of $662,000 partially offset by an increase of $89,000 in net interest income before provision for loan losses.

Interest Income. Interest income increased $3.0 million, or 15.5% from $19.5 million for the year ended December 31, 1994 to $22.5 million for the year ended December 31, 1995. The increase was due primarily to an increase in the average balance of total interest-earning assets from $292.4 million for the year ended December 31, 1994 to $307.7 million for the year ended December 31, 1995, an increase of $15.3 million, or 5.2%. That increase is primarily the result of new branch openings and an increase in the average yield on interest-earning assets from 6.66% for the year ended December 31, 1994 to 7.31% for the year ended December 31, 1995. The 65 basis point increase represented a 9.8% increase and was primarily due to an increase in interest rates on loans and mortgage-backed securities. The yield on loans increased from 8.31% for the year ended December 31, 1994 to 8.43% for the year ended December 31, 1995. The yield on mortgage-backed securities increased from 5.40% for the year ended December 31, 1994 to 6.01% for the year ended December 31, 1995 because of increases in the rates at which new loans were originated and existing ARM loans repriced. The yield on investment securities and other interest earning assets increased from 5.03% for the year ended December 31, 1994 to 6.12% for the year ended December 31, 1995.

Interest Expense.  Interest expense  increased $2.9 million from $9.3 million at
    December 31, 1994 to $12.2 million at December 31, 1995 as the weighted average rate paid on interest-bearing liabilities increased from 3.78% during 1994 to 4.71% in 1995.

Net Interest Income Before Provision for Loan Losses. Net interest income before provision for loan losses increased $89,000 or .87% from $10.2 million for the year ended December 31, 1994 to $10.3 million for the comparable period ended December 31, 1995.

Provision  for Loan  Losses.  The  Savings  Bank's  provision  for  loan  losses decreased from $138,000 for the year ended December 31, 1994 to $125,000 for the year ended December 31, 1995. The decrease of $13,000 reflects the Savings Bank's continuing policy of evaluating the adequacy of its allowance for loan losses and prevailing standards within the thrift industry. Generally, such evaluation includes consideration of the level of nonperforming loans and the level and composition of the Savings Bank's loan portfolio.

Noninterest Income. Noninterest income increased from $647,000 for the year ended December 31, 1994 to $709,000 for the year ended December 31, 1995. The increase was due to an increase in other service charges and fees of $55,000, and deposit account fees of $26,000 for the year ended December 31, 1995 as compared to 1994, partially offset by a gain on sale of investment securities available-for-sale of $27,000 during the year ended December 31, 1994 compared to none during the year ended December 31, 1995.

Noninterest  Expense.   Noninterest   expenses  consist  primarily  of  employee
    compensation and benefits, occupancy and equipment expense and FDIC insurance premiums. Noninterest expenses increased $662,000 for the year ended December 31, 1995 compared to 1994. Compensation and benefits expense increased from $3.0 million for the year ended December 31, 1994 to $3.4 million for the year ended December 31, 1995, primarily related to the growth of the Company and normal salary increases. The remaining items in noninterest expenses increased $238,000 for the year ended December 31, 1995 compared to the year ended December 31, 1994 primarily due to the growth of the Company.

Provision for Income Taxes. The provision for federal and state income taxes remained substantially the same and was $1.9 million for the years ended December 31, 1994 and December 31, 1995. The effective tax rate increased from 35.3% for the year ended December 31, 1994 to 38.4% for the year ended December 31, 1995.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Savings Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Savings Bank are monetary in nature. As a result, interest rates have a greater impact on the Savings Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

FUTURE ACCOUNTING REQUIREMENTS

The FASB has issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"). The statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. The statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring in 1997. Management does not anticipate SFAS 125 will have a material impact on the Company.

                               FFLC BANCORP, INC.
  (Parent Company of First Federal Savings Bank of Lake County and Subsidiary)
                                Leesburg, Florida


                    Audited Consolidated Financial Statements
                           December 31, 1996 and 1995
                        and for each of the Years in the
                       Three Years Ended December 31, 1996


                  (Together with Independent Auditors' Report)

                                                   FFLC BANCORP, INC.

                                              Consolidated Balance Sheets
                                      ($ in thousands, except per share amounts)

                                                                                                         December 31,
                                                                                                     1996           1995
                                                                                                   ---------      -------
            Assets

Cash and due from banks ........................................................................   $   6,080        5,005
Interest-bearing deposits ......................................................................       4,077        8,924
                                                                                                   ---------      -------
            Cash and cash equivalents ..........................................................      10,157       13,929
                                                                                                   ---------      -------
Investment securities held to maturity, at cost
    (market value of $3,271 in 1996 and $3,472 in 1995) ........................................       3,239        3,441
Investment securities available for sale, at market ............................................      29,593       21,824
Mortgage-backed and related securities held to maturity, at cost (market value
    of $47,396 in 1996 and $75,257 in 1995) ....................................................      46,892       74,925
Mortgage-backed and related securities available for sale, at market ...........................      18,844       18,958
Loans receivable, net of allowance for loan losses of $1,063 in 1996
    and $977 in 1995 ...........................................................................     227,948      183,448
Accrued interest receivable:
    Investment securities ......................................................................         577          643
    Mortgage-backed securities .................................................................         243          291
    Loans receivable ...........................................................................       1,199        1,012
Premises and equipment, net ....................................................................       5,144        4,817
Foreclosed real estate .........................................................................         361          165
Real estate held for development ...............................................................         122          122
Restricted securities - Federal Home Loan Bank stock, at cost...................................       1,939        1,928
Other assets ...................................................................................         184          329
                                                                                                   ---------      -------
            Total ..............................................................................   $ 346,442      325,832
                                                                                                   =========      =======

                                                   FFLC BANCORP, INC.

                                              Consolidated Balance Sheets
                                      ($ in thousands, except per share amounts)

                                                                                                         December 31,
                                                                                                     1996           1995
                                                                                                   ---------      -------
            Liabilities and Stockholders' Equity

Liabilities:
    NOW and money market accounts ..............................................................      43,306       40,755
    Passbook and statement savings accounts ....................................................      27,412       26,811
    Certificates ...............................................................................     211,946      200,137
                                                                                                   ---------      -------
            Total deposits .....................................................................     282,664      267,703
                                                                                                   ---------      -------
Advances from Federal Home Loan Bank ...........................................................         150          150
Securities sold under agreements to repurchase .................................................       8,048         --
Deferred income taxes ..........................................................................         930        1,105
Accrued expenses and other liabilities .........................................................       1,024        1,514
                                                                                                   ---------      -------
            Total liabilities ..................................................................     292,816      270,472
                                                                                                   ---------      -------
Commitments and contingencies (Notes 5, 10 and 13)

Stockholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares authorized,
        none outstanding .......................................................................        --           --
    Common stock, $.01 par value, 4,500,000 shares authorized,
        2,761,819 shares issued ................................................................          28           28
    Additional paid-in-capital .................................................................      27,386       27,041
    Retained income ............................................................................      33,962       32,704
    Unrealized loss on securities available for sale, net of tax of
        $116 in 1996 and $57 in 1995 ...........................................................        (193)         (94)
    Treasury stock, at cost (339,656 shares in 1996 and
        132,044 shares in 1995) ................................................................      (6,295)      (2,373)
    Stock held by Incentive Plan Trusts ........................................................      (1,262)      (1,946)
                                                                                                   ---------      -------
            Total stockholders' equity .........................................................      53,626       55,360
                                                                                                   ---------      -------
            Total ..............................................................................   $ 346,442      325,832
                                                                                                   =========      =======

See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                        Consolidated Statements of Income
                   ($ in thousands, except per share amounts)

                                                                  Year Ended December 31,
                                                              1996         1995         1994
                                                           ---------    ---------    ---------
Interest income:
    Loans receivable ..................................   $   16,813       13,817       10,988
    Mortgage-backed securities ........................        5,020        6,403        6,312
    Investment securities and time deposits ...........        2,385        2,273        2,180
                                                          ----------    ---------    ---------
        Total interest income .........................       24,218       22,493       19,480
                                                          ----------    ---------    ---------
Interest expense:
    Deposits ..........................................       12,900       12,143        9,241
    Borrowed funds ....................................           59           40           18
                                                          ----------    ---------    ---------
        Total interest expense ........................       12,959       12,183        9,259
                                                          ----------    ---------    ---------
Net interest income ...................................       11,259       10,310       10,221

Provision for loan losses .............................          107          124          138
                                                          ----------    ---------    ---------
    Net interest income after provision for loan losses       11,152       10,186       10,083
                                                          ----------    ---------    ---------
Noninterest income:
    Deposit account fees ..............................          489          477          451
    Other service charges and fees ....................          266          173          119
    Gain on sale of securities available for sale .....         --           --             27
    Other .............................................           54           59           50
                                                          ----------    ---------    ---------
        Total noninterest income ......................          809          709          647
                                                          ----------    ---------    ---------
Noninterest expense:
    Salaries and employee benefits ....................        3,740        3,384        2,960
    Occupancy expense .................................          812          579          527
    Deposit insurance premium .........................          624          579          553
    SAIF recapitalization assessment ..................        1,655         --           --
    Advertising and promotion .........................          122          120          123
    Data processing expense ...........................          384          322          290
    Professional services .............................          270          259          230
    Other .............................................          692          631          529
                                                          ----------    ---------    ---------
        Total noninterest expense .....................        8,299        5,874        5,212
                                                          ----------    ---------    ---------

                               FFLC BANCORP, INC.

                        Consolidated Statements of Income
                   ($ in thousands, except per share amounts)

                                                                  Year Ended December 31,
                                                              1996         1995         1994
                                                           ---------    ---------    ---------
Income before income taxes ............................        3,662        5,021        5,518

Income taxes ..........................................        1,478        1,928        1,948
                                                          ----------    ---------    ---------
Net income ............................................   $    2,184        3,093        3,570
                                                          ==========    =========    =========
Net income per share of common stock ..................   $      .85         1.16         1.35
                                                          ==========    =========    =========
Weighted average number of shares outstanding .........    2,560,795    2,656,529    2,645,829
                                                          ==========    =========    =========

See accompanying Notes to Consolidated Financial Statements.

                                                         FFLC BANCORP, INC.

                                           Consolidated Statements of Stockholders' Equity
                                             ($ in thousands, except per share amounts)

                                                                                                            Stock
                                                                          Unrealized                         Held
                                                          Retained          Loss on                           By
                                           Additional      Income,        Securities                       Incentive       Total
                               Common       Paid-In    Substantially      Available        Treasury          Plan      Stockholders'
                               Stock        Capital      Restricted        For Sale          Stock          Trusts         Equity
                               -----        -------      ----------        --------          -----          ------         ------
Balance at December 31,
     1993 .................   $    -             -            27,259            (14)            -               -            27,245

Net proceeds from the
     issuance of 2,761,819
     shares of common
     stock ................        28          26,563           -               -               -               -            26,591

Purchase of 331,418
     shares of common
     stock by incentive
     plans ................        -             -              -               -               -            (3,314)         (3,314)

Shares committed to
     participants in
     incentive plans
     (194,216 shares
     remain uncommitted
     at December 31,
     1994) ................        -              161           -               -               -                684            845

Dividends paid, net of
     $40 of dividends
     on ESOP shares recorded
     as compensation
     expense ..............        -             -             (457)            -               -               -              (457)

Net income ................        -             -             3,570            -               -               -             3,570

Unrealized gains on
     investment and mortgage-
     backed securities
     available for sale, net
     of income taxes of $172
     upon implementation of
     SFAS No. 115 as of
     January 1, 1994 ......        -             -                -            276              -               -               276

                                                                                                                         (continued)

                                                                 20

                                                         FFLC BANCORP, INC.

                                     Consolidated Statements of Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)

                                                                                                            Stock
                                                                          Unrealized                         Held
                                                          Retained          Loss on                           By
                                           Additional      Income,        Securities                       Incentive       Total
                               Common       Paid-In    Substantially      Available        Treasury          Plan      Stockholders'
                               Stock        Capital      Restricted        For Sale          Stock          Trusts         Equity
                               -----        -------      ----------        --------          -----          ------         ------
Change in unrealized gains
     (losses) on investment
     and mortgage-backed
     securities available
     for sale, net of income
     taxes of $613                -             -                -            (994)             -               -              (994)
                              ------        --------     ----------        -------         -------         -------      -----------
Balance at December 31,
     1994                         28          26,724         30,372           (732)            -            (2,630)          53,762

Net proceeds from the
     issuance of 7,581
     shares of common
     stock...............     $    -               76           -               -               -               -                 76

Shares committed to
     participants in
     incentive plans
     (164,980 shares
     remain uncommitted
     at December 31,
     1995)...............          -              241           -               -               -                684             925

Dividends paid, net of
     $56 of dividends
     on ESOP shares
     recorded as
     compensation
     expense.............          -             -             (761)            -               -               -              (761)

Purchase of treasury
     stock, 132,044
     shares..............          -             -              -               -            (2,373)            -            (2,373)

Net income...............          -             -             3,093            -               -               -              3,093

                                                                                                                         (continued)
                                                                 21

                                                         FFLC BANCORP, INC.

                                     Consolidated Statements of Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)

                                                                                                            Stock
                                                                          Unrealized                         Held
                                                          Retained          Loss on                           By
                                           Additional      Income,        Securities                       Incentive       Total
                               Common       Paid-In    Substantially      Available        Treasury          Plan      Stockholders'
                               Stock        Capital      Restricted        For Sale          Stock          Trusts         Equity
                               -----        -------      ----------        --------          -----          ------         ------
Change in unrealized
     gains (losses) on
     investment and
     mortgage-backed
     securities available
     for sale, net of
     income taxes of
     $384................          -             -              -               638            -               -                638
                              -------      ----------     ----------        -------         -------         -------      -----------
Balance at December 31,
     1995................          28          27,041         32,704            (94)         (2,373)         (1,946)          55,360

Net proceeds from the
     issuance of 7,993
     shares of common
     stock...............         -                80            -               -               -               -                80

Shares committed to
     participants in
     incentive plans
     (130,217 shares
     remain uncommitted
     at December 31,
     1996)...............         -               265            -               -               -               684             949

Dividends paid, net of
     $60 of dividends
     on ESOP shares
     recorded as
     compensation
     expense.............         -               -            (926)             -               -               -             (926)

Purchase of treasury
     stock, 207,612
     shares..............         -               -              -               -           (3,922)             -           (3,922)

Net income...............         -               -            2,184             -               -               -             2,184

                                                                                                                         (continued)

                                                         FFLC BANCORP, INC.

                                     Consolidated Statements of Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)

                                                                                                            Stock
                                                                          Unrealized                         Held
                                                          Retained          Loss on                           By
                                           Additional      Income,        Securities                       Incentive       Total
                               Common       Paid-In    Substantially      Available        Treasury          Plan      Stockholders'
                               Stock        Capital      Restricted        For Sale          Stock          Trusts         Equity
                               -----        -------      ----------        --------          -----          ------         ------
Change in unrealized
     gains (losses) on
     investment and
     mortgage-backed
     securities available
     for sale, net of
     income taxes of
     $59.................          -              -              -              (99)             -               -              (99)
                               ------       ---------    -----------       --------        --------        --------      ----------
Balance at December 31,
     1996................        $ 28          27,386         33,962           (193)         (6,295)         (1,262)          53,626
                               ======       =========    ===========       ========        ========        ========      ===========



















See accompanying Notes to Consolidated Financial Statements.

                                                  FFLC BANCORP, INC.

                                         Consolidated Statements of Cash Flows
                                                   ($ in thousands)

                                                                                                     Year Ended December 31,
                                                                                               1996           1995           1994
                                                                                             --------       --------       --------
Cash flows from operating activities:
    Net income ........................................................................      $  2,184          3,093          3,570
    Adjustments to reconcile net income
        to net cash provided by operations:
            Provision for loan losses .................................................           107            124            138
            Depreciation ..............................................................           345            212            184
            Gain on sale of securities available for sale .............................          --             --              (27)
            Gain on sale of foreclosed real estate ....................................          --               (7)            (3)
            (Credit) provision for deferred income taxes ..............................          (116)           152           (265)
            Shares committed and dividends to incentive
                plan participants .....................................................         1,009            981            885
            Amortization of premiums or discounts
                on investment and mortgage-backed securities ..........................          (106)           (12)            66
            Accretion of deferred loan fees and unearned interest .....................           (18)           (96)          (251)
            Deferral of loan fees collected, net of costs deferred ....................           157             80            (85)
            Dividends on FHLB stock ...................................................           (11)          --              (24)
            Increase in accrued interest receivable ...................................           (73)          (181)          (217)
            Decrease (increase) in other assets .......................................           145           (112)           183
            (Decrease) increase in accrued expenses and other liabilities .............          (490)           125            640
                                                                                             --------       --------       --------
                    Net cash provided by operating activities .........................         3,133          4,359          4,794
                                                                                             --------       --------       --------
Cash flows from investing activities:
    Purchase of investment securities held to maturity ................................          --             (475)        (3,692)
    Proceeds from maturities of investment securities held to maturity ................           202            290          3,319
    Purchase of investment securities available for sale ..............................       (22,743)        (2,562)        (5,744)
    Proceeds from maturities of investment securities available for sale ..............        14,953          5,633          3,194
    Proceeds from sales of investment securities available for sale ...................          --             --            4,087
    Purchase of mortgage-backed securities held to maturity ...........................          --           (4,275)       (40,100)
    Principal repayments on mortgage-backed securities
        held to maturity ..............................................................        28,098         27,013         28,603
    Purchase of mortgage-backed securities available for sale .........................        (8,596)        (1,762)        (3,996)
    Principal repayments on mortgage-backed securities
        available for sale ............................................................         8,614          2,878          6,726
    Purchase of loans receivable ......................................................        (2,106)          --             --
    Proceeds from sale of loans receivable ............................................         1,557           --             --
    Loan disbursements ................................................................       (83,569)       (56,751)       (49,190)
    Principal repayments on loans .....................................................        39,106         21,302         23,274
    Purchase of premises and equipment, net ...........................................          (672)        (1,918)          (621)
    Proceeds from sales of foreclosed real estate .....................................            70            104             30
                                                                                             --------       --------       --------
                    Net cash used in investing activities .............................       (25,086)       (10,523)       (34,110)
                                                                                             --------       --------       --------

                                                                                                                         (continued)

                                       23

                                                  FFLC BANCORP, INC.

                                   Consolidated Statements of Cash Flows, Continued
                                                   ($ in thousands)
                                                                                                     Year Ended December 31,
                                                                                               1996           1995           1994
                                                                                             --------       --------       --------
Cash flows from financing activities:
    Net increase (decrease) in noninterest-bearing demand, savings,
        NOW and money market accounts .................................................         3,152         (8,968)        (1,624)
    Net increase in certificate accounts ..............................................        11,809         24,920         12,375
    Net increase (decrease) in securities sold under agreements
        to repurchase .................................................................         8,048         (3,000)         3,000
    Net proceeds from the sale of common stock ........................................          --             --            1,442
    Stock options exercised ...........................................................            80             76           --
    Purchase of treasury stock ........................................................        (3,922)        (2,373)          --
    Cash dividends paid ...............................................................          (986)          (817)          (497)
                                                                                             --------       --------       --------
                Net cash provided by financing activities .............................        18,181          9,838         14,696
                                                                                             --------       --------       --------
Net (decrease) increase in cash and cash equivalents ..................................        (3,772)         3,674        (14,620)
Cash and cash equivalents at beginning of year ........................................        13,929         10,255         24,875
                                                                                             --------       --------       --------
Cash and cash equivalents at end of year ..............................................      $ 10,157         13,929         10,255
                                                                                             ========         ======         ======
Supplemental disclosures of cash flow information
    Cash paid during the year for:
        Interest ......................................................................      $ 12,937         12,082          9,253
                                                                                             ========         ======         ======
        Income taxes ..................................................................      $  1,500          2,009          2,252
                                                                                             ========         ======         ======
    Noncash investing and financing activities:
        (Decrease) increase in equity valuation allowance
            for market value of investments ...........................................      $    (99)           638           (718)
                                                                                             ========         ======         ======
        Common stock issued for subscriptions
            outstanding ...............................................................      $   --             --           21,834
                                                                                             ========         ======         ======
        Transfers from loans to foreclosed real estate ................................      $    287            478            232
                                                                                             ========         ======         ======
        Loans originated on sales of foreclosed real estate ...........................      $     21            300            193
                                                                                             ========         ======         ======
        Loans funded by and sold to correspondent .....................................      $  2,368          1,151          1,198
                                                                                             ========         ======         ======
        Transfer of investment and mortgage-backed
            securities to available-for-sale category, upon
            adoption of SFAS No. 115 ..................................................      $   --             --           16,852
                                                                                             ========         ======         ======
        Transfer of investment and mortgage-backed
            securities from held-to-maturity category
            to available-for-sale category, as permitted
            under SFAS No. 115 Implementation Guide ...................................      $   --           14,759           --
                                                                                             ========         ======         ======

See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1995 and 1994

(1)  Summary of Significant Accounting Policies
    FFLC Bancorp, Inc. (the "Holding Company") was incorporated in Delaware on September 16, 1993 as a unitary savings and loan holding company. The Holding Company completed its public offering of 2,761,819 shares of common stock on January 4, 1994 and acquired First Federal Savings Bank of Lake County (the "Savings Bank") in connection with the Savings Bank's conversion from a federally-chartered mutual savings association to a federally-chartered stock savings bank. The Holding Company's acquisition of the Savings Bank was accounted for as a pooling-of-interest. The Savings Bank was established in 1934 as a federally-chartered mutual savings and loan association. The Savings Bank is a community-oriented savings institution which offers a variety of financial services to individuals and businesses primarily located in Lake County and Sumter County, Florida. The deposits of the Savings Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF").

    Principles of Consolidation. The consolidated financial statements include the accounts of the Holding Company, the Savings Bank, and the Savings Bank's wholly-owned subsidiary, Lake County Service Corporation (the "Service Corporation"). All significant intercompany transactions and balances have been eliminated in consolidation.

    General. The accounting and reporting policies of FFLC Bancorp, Inc. and its subsidiaries (together, the "Company") conform to generally accepted accounting principles and to general practices within the thrift industry. The following summarizes significant accounting policies of the Company.

    Estimates.  The  preparation  of financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents. For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance-sheet caption "cash and cash equivalents."

    The Savings Bank is required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at a Federal Reserve Bank. The Savings Bank exceeded this requirement, which was $680,000 and $550,000 at December 31, 1996 and 1995, respectively.

    Trading Securities. Securities which are held principally for resale in the near term are classified as trading and carried at their fair values. Unrealized gains and losses on trading securities are included immediately in income.

    Securities Held to Maturity. Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

    Securities Available for Sale. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities.

    Securities Available for Sale, Continued. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized.

    Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

    Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary have resulted in write-downs of the individual securities to their fair value. There were no such write-downs included in earnings as realized losses during the three years ended December 31, 1996.

    Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

    Loans Receivable. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

    Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

    The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

    The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

    Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the consolidated statements of income.

    Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

    Premises and Equipment. Land is carried at cost. The Company's premises, furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method.

    Off-Balance Sheet Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet instruments consisting of commitments to extend credit and commitments under lines of credit. Such financial instruments are recorded in the financial statements when they are funded.

    Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

        Cash and Cash Equivalents. The carrying amounts of cash and short-term instruments approximate their fair value.

        Investment and Mortgage-Backed Securities. Fair values for securities are based on quoted market prices. If quoted market prices are not available, fair value is based on quoted market prices for similar securities.

        Loans Receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

        Federal Home Loan Bank Stock. Fair value of the Bank's investment in FHLB stock is based on its redemption value, which is its cost of $100 per share.

        Deposit Liabilities. The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

        Borrowed Funds. The carrying amounts of borrowings under repurchase agreements approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

        Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

        Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    Net Income Per Share of Common Stock. Net income per share of common stock has been computed since the date of conversion from a mutual to a capital stock company, by dividing the net income for the year by the weighted average number of shares outstanding. Shares of common stock purchased by the Employee Stock Option Plan ("ESOP") and the Retention and Recognition
    Plan ("RRP") incentive plans (see Note 17) are only considered outstanding when the shares are released or committed to be released for allocation to participants. The ESOP initially purchased 220,945 shares, of which 2,630 shares were released for allocation to participants each month beginning in January, 1994. At December 31, 1996, 126,254 shares remain uncommitted and are not considered outstanding for purposes of the computation of net income per share of common stock. The RRP initially purchased 110,473 shares, of which 106,838 and 106,510 were allocated to participants and are considered outstanding for December 31, 1995 and 1996, respectively. The remaining unallocated RRP shares were not considered outstanding during 1995 and 1996. For the year ended December 31, 1995 and 1996, the weighted average number of shares outstanding includes common stock equivalents (stock options-see
    Note 17) computed using the treasury stock method. The following table presents the calculation of net income per share of common stock:

                                                                                                    Year Ended December 31,
                                                                                               1996           1995            1994
                                                                                             ---------      ---------      ---------
Weighted average shares of common stock issued
    and outstanding before adjustments for ESOP,
    RRP and common stock options ......................................................      2,590,500      2,719,435      2,761,819

Adjustment to reflect the effect of unallocated
    ESOP and RRP shares ...............................................................      (148,605)      (179,936)      (209,999)
                                                                                             ---------      ---------      ---------
Weighted average shares outstanding before adjustments
    for common stock options ..........................................................      2,441,895      2,539,499      2,551,820

Shares assumed outstanding to reflect the
    dilutive effect of common stock options ...........................................        118,900        116,760         94,009
                                                                                             ---------      ---------      ---------
Weighted average shares, including common
    stock equivalents for primary earnings per share ..................................      2,560,795      2,656,259      2,645,829
                                                                                             =========      =========      =========
Primary earnings per share ............................................................      $     .85           1.16           1.35
                                                                                             =========           ====           ====

Total weighted average common shares and equivalents
    outstanding for primary earnings per share
    computation .......................................................................      2,560,795      2,656,259      2,645,829

Additional  dilutive  shares  using the  higher of the end of period market  value  versus average  market  value  for  the  period
    utilizing the treasury stock method regarding stock options .......................         20,495          8,588           --
                                                                                             ---------      ---------      ---------
Weighted average common shares and equivalents
    outstanding for fully diluted earnings per share ..................................      2,581,290      2,664,847      2,645,829
                                                                                             =========      =========      =========
Fully-diluted earnings per share ......................................................      $     .85           1.16           1.35
                                                                                             =========           ====           ====

    Future Accounting Requirements. The FASB has issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring in 1997. Management does not anticipate SFAS 125 will have a material impact on the Company.

    Reclassifications. Certain amounts in the 1994 and 1995 consolidated financial statements have been reclassified to conform to the presentation for 1996.

(2) Investment Securities
    Investment securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair values at December 31, were as follows:

                                                                                          Gross             Gross
                                                                       Amortized        Unrealized        Unrealized           Fair
                                                                         Cost             Gains            Losses             Value
                                                                       -------           -------           -------           -------
                                                                                              (In thousands)
At December 31, 1996:
Investment securities held to maturity-
    SBA-related investment securities ......................           $ 3,239                32              --               3,271
                                                                       =======           =======           =======           =======
Investment securities available for sale:
    Mutual funds ...........................................             9,035              --                 115             8,920
    U.S. Government and agency securities ..................            20,208                 2                34            20,176
    Other investment securities ............................               495                 3                 1               497
                                                                       -------           -------           -------           -------

        Total ..............................................           $29,738                 5               150            29,593
                                                                       =======           =======           =======           =======

At December 31, 1995:
Investment securities held to maturity-
    SBA-related investment securities ......................             3,441                31              --               3,472
                                                                       =======           =======           =======           =======

Investment securities available for sale:
    Mutual funds ...........................................             8,939              --                  39             8,900
    U.S. Government and agency securities ..................            11,475                55               138            11,392
    Other investment securities ............................             1,523                 9              --               1,532
                                                                       -------           -------           -------           -------
        Total ..............................................           $21,937                64               177            21,824
                                                                       =======           =======           =======           =======

    Gross realized gains on sales of available-for-sale securities were $27,000 during the year ended December 31, 1994. There were no gross realized losses during the year ended December 31, 1994. There were no sales of investment securities during 1996 and 1995.

    The scheduled maturities of investment securities held to maturity and investment securities (other than equity) available for sale at December 31, 1996 were as follows:

                                                          Held-to-Maturity Securities     Available-for-Sale Securities
                                                          ---------------------------     -----------------------------
                                                            Amortized         Fair             Amortized        Fair
                                                               Cost           Value              Cost           Value
                                                             -------          -----             ------         ------
                                                                                   (In thousands)
        Due within one year..............................   $    -              -                2,000          2,002
        Due from one year to five years..................        -              -               18,413         18,378
        Due from five years to ten years.................        -              -                   85             85
        Due after ten years..............................      3,239          3,271                205            208
                                                             -------          -----             ------         ------
            Total                                            $ 3,239          3,271             20,703         20,673
                                                             =======          =====             ======         ======

    Investment securities carried at approximately $3.0 million and $1.0 million at December 31, 1996 and 1995, respectively, were pledged to secure public funds and tax deposits.

(3)  Mortgage-Backed Securities
    The principal balance, amortized cost and estimated market values of mortgage-backed securities were as follows:

                                                Principal      Unamortized      Unearned    Amortized         Fair
                                                 Balance        Premiums       Discounts      Cost            Value
                                                 -------        --------       ---------      ----            -----
        At December 31, 1996:                                               (In thousands)
          Securities held to maturity:
            FHLMC certificates..................$  9,505             3            10            9,498          9,752
            GNMA certificates...................   9,520             1            41            9,480          9,791
            FNMA certificates...................   5,561            -              3            5,558          5,637
            Collateralized mortgage
                obligations.....................  22,365             7            16           22,356         22,216
                                                --------            --            --           ------         ------
                                                $ 46,951            11            70           46,892         47,396
                                                ========            ==            ==           ======         ======

          Securities available for sale:
            FHLMC certificates..................   5,081             4             2            5,083          4,995
            FNMA certificates...................   1,973            20             -            1,993          1,998
            Collateralized mortgage
                obligations.....................  11,933            20            21           11,932         11,851
                                                --------            --            --           ------         ------
                                                $ 18,987            44            23           19,008         18,844
                                                ========            ==            ==           ======         ======

                                                Principal      Unamortized      Unearned    Amortized         Fair
                                                 Balance        Premiums       Discounts      Cost            Value
                                                 -------        --------       ---------      ----            -----
                                                               (In thousands)
        At December 31, 1995:
          Securities held to maturity:
            FHLMC certificates..................$ 12,963             5            14           12,954         13,122
            GNMA certificates...................  11,237             3            50           11,190         11,503
            FNMA certificates...................   7,140            -              6            7,134          7,175
            Collateralized mortgage
                obligations.....................  43,661            38            52           43,647         43,457
                                                --------            --            --           ------         ------
                                                $ 75,001            46           122           74,925         75,257
                                                ========            ==           ===           ======         ======

          Securities available for sale:
            FHLMC certificates..................   5,999             8             5            6,002          5,990
            FNMA certificates...................   1,272            -             -             1,272          1,284
            Collateralized mortgage
                obligations.....................  11,724            33            35           11,722         11,684
                                                --------            --            --           ------         ------
                                                $ 18,995            41            40           18,996         18,958
                                                ========            ==            ==           ======         ======

    The amortized cost, gross unrealized gains and losses and estimated market values of mortgage-backed securities were as follows:

                                                                                Gross        Gross
                                                                 Amortized    Unrealized   Unrealized         Fair
                                                                   Cost         Gains        Losses           Value
                                                                   ----         -----        ------           -----
        At December 31, 1996:                                                       (In thousands)
          Securities held to maturity:
            FHLMC certificates..................................  $  9,498         268            14           9,752
            GNMA certificates...................................     9,480         315             4           9,791
            FNMA certificates...................................     5,558          86             7           5,637
            Collateralized mortgage
                obligations.....................................    22,356           8           148          22,216
                                                                  --------         ---           ---          ------
                                                                  $ 46,892         677           173          47,396
                                                                  ========         ===           ===          ======
          Securities available for sale:
            FHLMC certificates..................................     5,083           8            96           4,995
            FNMA certificates...................................     1,993          24            19           1,998
            Collateralized mortgage
                obligations.....................................    11,932          -             81          11,851
                                                                  --------         ---           ---          ------
                                                                  $ 19,008          32           196          18,844
                                                                  ========         ===           ===          ======

                                                                                Gross        Gross
                                                                 Amortized    Unrealized   Unrealized         Fair
                                                                   Cost         Gains        Losses           Value
                                                                   ----         -----        ------           -----
                                                                                   (In thousands)
        At December 31, 1995:
          Securities held to maturity:
            FHLMC certificates..................................    12,954         168            -           13,122
            GNMA certificates...................................    11,190         314             1          11,503
            FNMA certificates...................................     7,134          55            14           7,175
            Collateralized mortgage
                obligations.....................................    43,647          24           214          43,457
                                                                  --------          --           ---          ------
                                                                  $ 74,925         561           229          75,257
                                                                  ========         ===           ===          ======
          Securities available for sale:
            FHLMC certificates..................................     6,002          28            40           5,990
            FNMA certificates...................................     1,272          12            -            1,284
            Collateralized mortgage
                obligations.....................................    11,722          35            73          11,684
                                                                  --------          --           ---          ------
                                                                  $ 18,996          75           113          18,958
                                                                  ========          ==           ===          ======

    There were no sales of mortgage-backed securities during the years ended December 31, 1996, 1995 and 1994.

    The Company's portfolio of mortgage-backed securities include collateralized mortgage obligations (CMOs). CMOs are generally divided into tranches whereby principal repayments from the underlying mortgages are used sequentially to retire the securities according to the priority of the tranches. The Company invests in the following collateralized mortgage obligation tranches: sequential, planned amortization class, targeted amortization class or support or companion floating-rate tranches. Such tranches have stated maturities ranging from 1-28 years; however, because of prepayments, the expected weighted average life of these securities at December 31, 1996 is approximately 2.1 years. The majority of the CMOs owned by the Company are insured or guaranteed, either directly or indirectly, through mortgage-backed securities underlying the obligations by either the FNMA, FHLMC or GNMA. Depending on the amount of the Company's available-for-sale mortgage-backed securities, fluctuations in the interest rate environment and other factors, the Company may experience material effects on its capital resources due to categorizing these securities as available for sale. The Company's CMOs may be subject to price movements which typically result from prepayment on the underlying obligations. The Company's CMOs have coupon rates ranging from 4.00% to 7.51% and had a weighted average rate of 5.91% at December 31, 1996. The Company purchases only CMOs rated AA or better by nationally recognized rating services.

(4)  Loans Receivable
    The components of loans were as follows:

                                                                                                 At December 31,
                                                                                               1996           1995
                                                                                               ----           ----
                                                                                                  (In thousands)
            First mortgage loans secured by:
                One-to-four-family residential.............................................  $ 191,788        159,170
                Construction and land......................................................      5,489          5,343
                Multi-family units.........................................................      4,180          3,098
                Commercial real estate, churches and other.................................     13,565          6,654
            Consumer loans.................................................................     21,016         13,375
            Other loans....................................................................        883          1,118
                                                                                             ---------        -------
                    Subtotal...............................................................    236,921        188,758
                Undisbursed portion of loans in process....................................    (8,007)        (4,267)
                Net deferred loan costs (fees).............................................         97           (66)
                Allowance for loan losses..................................................    (1,063)          (977)
                                                                                             ---------        -------
                    Loans receivable, net..................................................  $ 227,948        183,448
                                                                                             =========        =======

    An analysis of the change in the allowance for loan losses follows:

                                                                                         Year Ended December 31,
                                                                                   1996           1995           1994
                                                                                   ----           ----           ----
                                                                                              (In thousands)
            Balance at January 1..............................................  $   977            869            735
            Loans charged off.................................................      (21)           (17)            (4)
            Provision for loan losses.........................................      107            125            138
                                                                                -------            ---            ---
            Balance at December 31............................................  $ 1,063            977            869
                                                                                =======            ===            ===

    There were no impaired loans recognized under SFAS 114 and 118 during the years ended December 31, 1996 and 1995.

    The Company originates or purchases nonresidential real property loans. These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Nearly all of the Company's real property loans were collateralized by real property in Lake and Sumter Counties, Florida.

    Nonaccrual loans at December 31, 1996 and 1995 totaled $666,000 and $174,000, respectively. For the year ended December 31, 1996, interest income on loans would have been increased approximately $23,000 if the interest on nonaccrual loans at December 31, 1996 had been recorded under the original terms of such loans. All of the nonaccrual loans at December 31, 1996 were first-mortgage, single-family residential loans or consumer loans. There have been no loans restructured during any of the periods presented.

(5)  Premises and Equipment
    Components of properties and equipment were as follows:

                                                                                                   At December 31,
                                                                                                 1996          1995
                                                                                                 ----          ----
                                                                                                   (In thousands)
        Cost:
            Land.......................................................................        $ 1,754          1,378
            Building and improvements..................................................          4,041          4,045
            Furniture and equipment....................................................          2,145          1,974
            Construction in progress...................................................            112             19
                                                                                               -------          -----
                Total cost.............................................................          8,052          7,416

        Less accumulated depreciation..................................................          2,908          2,599
                                                                                               -------          -----
            Net book value.............................................................        $ 5,144          4,817
                                                                                               =======          =====

    Certain company facilities are leased under various operating leases. Rental expense was $22,000 in 1996. No related rental expense was incurred during 1995 and 1994. At December 31, 1996, future minimum rental commitments under noncancellable leases were as follows (in thousands):

            Year Ending
            December 31,                               Amount
            ------------                               ------

                1997...............................    $  43
                1998...............................       46
                1999...............................       46
                2000...............................       31
                2001...............................        8
                                                       -----
                                                       $ 174
                                                       =====

(6)  Deposits
    The  aggregate   amount  of  short-term  jumbo  CDs,  each  with  a  minimum denomination of $100,000, was approximately $9.0 million and $8.3 million in 1996 and 1995, respectively.

    At December 31, 1996, the scheduled maturities of CDs were as follows (in thousands):

            1997.............................. $ 135,579
            1998..............................    55,513
            1999..............................     9,065
            2000..............................     9,879
            2001 and thereafter...............     1,910
                                               ---------
                                               $ 211,946
                                               =========

(7)  Advances from Federal Home Loan Bank and Other Borrowings
    The $150,000 community investment fund advance outstanding at December 31, 1996 and 1995 bears interest at 7.17% and matures February 28, 1997. This advance was obtained in accordance with the Community Reinvestment Act to provide lower interest rate financing to developers of low-income housing. The Savings Bank is required by its collateral agreement with the Federal Home Loan Bank of Atlanta ("FHLB") to maintain qualifying first mortgage loans in an amount equal to at least 150% of the advance as collateral. The Savings Bank has also pledged its FHLB stock for such advances.

    The Savings Bank also has $60 million of credit availability from the FHLB under the same collateral conditions discussed above. The Savings Bank did not draw funds on this line of credit at any time during the years ended December 31, 1996 and 1995.

    Mortgage-backed securities sold under dollar reverse repurchase agreements were delivered to the broker-dealers who arranged the transactions. The broker-dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Company substantially identical securities at the maturities of the agreements. The agreements at December 31, 1996 mature within forty-five days.

    Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                                              Year Ended December 31,
                                                                                              1996             1995
                                                                                              ----             ----
                                                                                              (Dollars in thousands)
            Average balance during the year...........................................       $   849              470
                                                                                             =======            =====
            Average interest rate during the year.....................................          5.65%            6.20%
                                                                                             =======            =====
            Maximum month-end balance
                during the year.......................................................       $ 8,048            2,031
                                                                                             =======            =====
            Mortgage-backed securities underlying the agreements at year end:

                Carrying value........................................................       $ 8,245              -
                                                                                             =======            =====
                Fair value............................................................       $ 8,237              -
                                                                                             =======            =====

(8)  Income Taxes
    The Holding Company and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated proportionally to the Holding Company and each of the subsidiaries as though separate income tax returns were filed.

    The income tax provision is summarized as follows:

                                                        Year Ended December 31,
                                                     1996       1995         1994
                                                     ----       ----         ----
                                                           (In thousands)
            Current .............................. $ 1,594        1,776      2,213
            Deferred..............................    (116)         152       (265)
                                                   -------        -----      -----
                                                   $ 1,478        1,928      1,948
                                                   =======        =====      =====

    The effective tax rate on income before income taxes differs from the U.S. statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                                                       Year Ended December 31,
                                            -----------------------------------------------------------------------
                                                     1996                        1995                       1994
                                            ----------------------     ----------------------    ------------------
                                             Amount           %         Amount           %        Amount        %
                                            ----------------------     ----------------------    ------------------
                                                                                          (Dollars in thousands)
            Taxes on income at U.S.
                statutory rate...........   $ 1,245          34.0%     $ 1,707          34.0%     $ 1,876     34.0%
            State income taxes, net of
                federal tax benefit......       131           3.6          181           3.6          200      3.6
            Other - net..................       102           2.8           40            .8         (128)    (2.3)
                                            -------          ----      -------          ----      -------     ----
            Taxes on income at
                effective rates..........   $ 1,478          40.4%     $ 1,928          38.4%     $ 1,948     35.3%
                                            =======          ====      =======          ====      =======     ====

    Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax liability relate to the following:

                                                                                                 At December 31,
                                                                                              1996             1995
                                                                                              ----             ----
                                                                                                 (In thousands)
            Deferred tax liabilities:
                Deferred loan fees..................................................        $   111               201
                Bad debt expense....................................................            501               559
                FHLB stock dividends................................................            304               304
                Depreciation........................................................            186               151
                Certain accrued interest............................................             24                34
                Other...............................................................            128                93
                                                                                              -----             -----
            Gross deferred tax liabilities..........................................          1,254             1,342
                                                                                              -----             -----
            Deferred tax assets:
                Unrealized loss on securities available for sale....................            116                57
                Employee stock option plan..........................................            208               180
                                                                                              -----             -----
            Gross deferred tax assets...............................................            324               237
                                                                                              -----             -----
            Net deferred tax liabilities............................................        $   930             1,105
                                                                                            =======             =====

    Retained earnings at December 31, 1996 and 1995 includes approximately $5,810,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,186,000 at December 31, 1996 and 1995.

    The Small Business Job Protection Act of 1996 (the "1996 Act") enacted on August 2, 1996 requires savings institutions, such as the Savings Bank, to recapture certain portions of their accumulated bad debt reserves, and eliminated the Percentage of Taxable Income Method of accounting for bad debts for tax purposes. The Savings Bank will be required to change its method of accounting for bad debts for tax purposes effective January 1, 1996. In addition, the Savings Bank will be required to recapture the excess of its bad debt reserves at December 31, 1995 over its base year reserves at December 31, 1987, ratably over a six-year period beginning in 1996. At December 31, 1996, the Savings Bank had approximately $900,000 of deferred tax liabilities recorded for the recapture of its excess bad debt reserves. As provided under the 1996 Act, the Savings Bank may defer the recapture of the excess reserves for tax purposes for each of two successive taxable years in which the Savings Bank originates a defined minimum level of certain residential loans. Management believes that the Savings Bank will be able to originate such minimum levels, and accordingly expects to defer the recapture of the excess reserves for the two years allowed under the 1996 Act.

(9)  Pension Plan
    Prior to 1996, the Company participated in a multi-employer defined benefit pension plan (the "Pension Plan") which covered substantially all of its employees. The Company's funding policy with respect to the Pension Plan was to make an annual contribution determined by the Pension Plan's actuaries that would not be less than the minimum required contribution, nor greater than the maximum federal income tax deductible limit. The Company's contributions for the Pension Plan for the years ended December 31, 1995 and 1994 were $65,000 and $31,000, respectively. During 1996, the Company decided to withdraw from participation in the Pension Plan, and accordingly, participants' benefits were frozen and participants became fully vested at that date. The Company did not make a contribution to the Pension Plan for 1996.

    In connection with the above, the Company adopted a new defined contribution profit sharing 401(k) plan (the "401(k) Plan") effective April 1, 1996. All employees who have met a minimum service requirement (1,000 hours of service in a twelve-month period) may participate in the Plan. Under the 401(k) Plan, a participant may elect to contribute up to 15% of their annual compensation, subject to IRS limitations on total annual contributions. The Company will make contributions to the 401(k) Plan on a monthly basis at two percent of participants' compensation. Contributions to the 401(k) Plan for the year ended December 31, 1996 were $23,000.

(10)  Financial Instruments
    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

    The estimated fair values of the Company's financial instruments were as follows:

                                                                     At December 31, 1996       At December 31, 1995
                                                                     Carrying       Fair         Carrying      Fair
                                                                      Amount       Value          Amount      Value
                                                                      ------       -----          ------      -----
                                                                                       (in thousands)
              Financial assets:
                  Cash and cash equivalents.........................$  10,157        10,157       13,929       13,929
                  Investment securities.............................   32,832        32,865       25,265       25,296
                  Mortgage-backed securities........................   65,736        66,240       93,883       94,215
                  Loans receivable..................................  227,948       224,177      183,448      186,360
                  Accrued interest receivable.......................    2,019         2,019        1,946        1,946
                  Federal Home Loan Bank stock......................    1,939         1,939        1,928        1,928

              Financial liabilities:
                  Deposit liabilities...............................  282,664       284,034      267,704      270,660
                  Advance from FHLB.................................      150           150          150          152
                  Securities sold under agreements
                      to repurchase.................................    8,048         8,048          -            -

     A summary of the notional amounts of the Company's financial instruments which approximates fair value, with off-balance-sheet risk at December 31, 1996, follows-

                                                                Notional
                                                                 Amount
                                                                 ------
                                                            (in thousands)

              Commitments to extend credit..............       $ 4,376
                                                               =======

(11)  Significant Group Concentration of Credit Risk
     The Company grants real estate and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Lake and Sumter County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Lake and Sumter County area.

     The contractual amounts of credit related financial instruments such as commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

(12)  Related Parties
     Loans to directors and executive officers of the Company, which were made at market rates, were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers were as follows:

                                                                                                      Year Ended
                                                                                                      December 31,
                                                                                                 1996            1995
                                                                                                 ----            ----
                                                                                                     (In thousands)
            Beginning balance..........................................................        $ 1,038            541
            Amounts related to new officers and directors..............................              -            402
            Loans originated...........................................................            111            226
            Principal repayments.......................................................          (119)          (131)
                                                                                               -------          -----
                Ending balance.........................................................        $ 1,030          1,038
                                                                                               =======          =====

(13)  Commitments and Contingencies
    In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

(14)  Restrictions on Retained Earnings
    The Savings Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, approximately $15 million of retained earnings were available for dividend declaration without prior regulatory approval.

(15)  Regulatory Matters
    The Savings Bank is subject to various regulatory capital requirement administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the Savings Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1996, the most recent notification from the OTS categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain minimum tangible, tier I (core), tier I (risk-based) and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    The Savings Bank's actual capital amounts and ratios at December 31, 1996 are also presented in the table.

                                                                                                    To Be Well
                                                                            Minimum                 Capitalized
                                                                           For Capital              For Prompt
                                                                           Adequacy                 Corrective Action
                                                 Actual                    Purposes                 Provisions
                                            -----------------           -----------------           -----------------
                                            Ratio      Amount           Ratio      Amount           Ratio      Amount
                                            -----      ------           -----      ------           -----      ------
                                                                      (Dollars in thousands)
         Stockholders' equity,
             and ratio to total
             assets.....................   12.05%      $ 41,731
         Less: investment in
             nonincludable
             subsidiary.................                   (201)
         Add back: unrealized loss on
             available-for-sale
             securities.................                    121
                                                            ---

         Tangible capital,
             and ratio to adjusted
             total assets...............   12.02%     $  41,651          1.5%      $  5,198
                                                      =========                    ========

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets.....................   12.02%     $  41,651          3.0%      $ 10,395          5.0%      $ 17,326
                                                      =========                    ========                    ========

         Tier 1 capital, and ratio
             to risk-weighted assets....   26.29%        41,651          4.0%      $  6,338          6.0%      $  9,507
                                                                                   ========                    ========
         Tier 2 capital (allowance for
             loan losses)...............                  1,063
                                                          -----

         Total risk-based capital,
             and ratio to risk-
             weighted assets............   26.96%     $  42,714          8.0%      $ 12,676         10.0%      $ 15,846
                                                      =========                    ========                    ========

         Total assets...................              $ 346,442
                                                      =========

         Adjusted total assets..........              $ 346,511
                                                      =========

         Risk-weighted assets...........              $ 158,456
                                                      =========

    On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Savings Bank, to recapitalize the SAIF and spread the obligations for payments of Financing Corporation ("FICO") bonds across all SAIF and BIF members. The FDIC special assessment levied amounted to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment was recognized in the third quarter and is tax deductible. The Savings Bank recorded a charge of $1.7 million before taxes as a result of the FDIC special assessment. That legislation eliminated the substantial disparity between the amount that BIF and SAIF members had been paying for deposit insurance premiums.

    Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits, compared to 6.48 basis points payable by SAIF members on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000 or the date upon which the last savings association, such as the Savings Bank, ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999 provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

    The FDIC recently lowered SAIF assessments to a range comparable to those of BIF members, although SAIF members will continue to pay the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

(16)  Conversion to Stock Savings Bank
    The Savings Bank successfully completed a conversion from a federally chartered mutual savings association to a federally chartered stock savings bank on January 4, 1994 pursuant to the Plan of Conversion adopted by the Savings Bank's Board of Directors on June 17, 1993 and subsequently approved by regulatory authorities and members of the Bank. FFLC Bancorp, Inc. was created as the holding company for the Savings Bank as part of this conversion, generating proceeds of $23.3 million (net of shares purchased by the Savings Bank for employee stock incentive plans) from the sale of 2,761,819 shares of stock at the price of $10 per share in a subscription and community offering.

    The Plan of Conversion provided for the establishment of a Liquidation Account equal to the retained income of the Savings Bank as of September 30, 1993 (the date of the most recent financial statement presented in the final conversion prospectus). The Liquidation Account is established to provide a limited priority claim to the assets of the Savings Bank to qualifying depositors as of September 30, 1992 (Eligible Account Holders) who continue to maintain deposits in the Savings Bank after conversion. In the unlikely event of a complete liquidation of the Savings Bank, and only in such event, each Eligible Account Holder would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

    Current regulations allow the Savings Bank to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also, capital distribution regulations limit the Savings Bank's ability to make capital distributions which include dividends, stock redemptions and repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock by the Savings Bank or its holding company for three years after conversion except for purchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro rata basis to all stockholders and with prior approval of the Office of Thrift Supervision or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria. See also Note 19 for information regarding the Savings Bank's Stock Repurchase Program.

(17)  Stock Benefit Plans
    During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 applies to stock-based compensation under the Company's incentive stock option plan (the "Option Plan") and under the Company's Recognition and Retention Plan discussed below. As allowed by SFAS No. 123, the Company elected to continue to measure compensation cost for the options or shares granted under either plan using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 does not apply to the Employee Stock Ownership Plan discussed below.

    During the years ended December 31, 1996 and 1995, 5,000 and 3,021 options were granted under the Option Plan, and 3,600 and 2,709 shares were awarded under the Recognition and Retention Plan. If compensation cost for the Option Plan and the Recognition and Retention Plan had been determined based on the fair value of the awards at the grant date, using the fair value method defined in SFAS No. 123, the Company's net income and earnings per share for 1996 and 1995 would not have been materially reduced.

    Stock Option Plan. During 1993, the Company adopted and the shareholders approved the Option Plan. On January 4, 1994, upon conversion of the Savings Bank to a stock association, stock options for 276,182 common shares were authorized to be granted to directors, officers and employees of the Savings Bank including 39,801 shares reserved for future directors, officers and employees. Shares granted under the Option Plan are exercisable at the market price at the date of grant. Such incentive stock options granted to officers and employees are exercisable in three equal annual installments, with the first installment becoming exercisable one year from the date of grant. Options granted to outside directors are exercisable immediately, but any common shares obtained from exercise of the options may not be sold prior to one year from the date of grant. All options expire at the earlier of ten years from the date of grant or one year following the date which the outside director, officer or employee ceases to serve in such capacity. At December 31, 1996, the Company is authorized to grant options for future directors, officers and employees for 41,114 shares.

    The following is a summary of option transactions:

                                                                                                            Option
                                                                                         Number           Prices Per
                                                                                       of Shares           Shares
                                                                                       ---------           ------
            Granted..............................................................        237,881         $10.00-13.50
            Forfeited............................................................        (8,500)         $10.00-13.50
                                                                                         -------
            Outstanding, December 31, 1994.......................................        229,381               $10.00
            Granted..............................................................          3,021               $15.88
            Forfeited............................................................          (667)               $10.00
            Exercised............................................................        (7,581)               $10.00
                                                                                         -------
            Outstanding, December 31, 1995.......................................        224,154         $10.00-15.88
            Granted..............................................................          5,000               $20.00
            Forfeited............................................................        (1,667)               $10.00
            Exercised............................................................        (7,993)               $10.00
                                                                                         -------
            Outstanding, December 31, 1996.......................................        219,494         $10.00-20.00
                                                                                         =======

    Employee Stock Ownership Plan. The Company sponsors a leveraged ESOP that covers eligible employees who have a twelve-month period of employment with the Savings Bank during which they worked at least 1,000 hours and who have attained age 21. The Savings Bank makes quarterly contributions to the ESOP equal to the ESOP's debt service. The ESOP Trust purchased 220,945 shares of common stock in the Company's initial public offering with the proceeds from a loan from the Company. This loan bears interest at a fixed-rate of six percent with principal and interest payable in equal quarterly installments over seven years. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid during the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the cost of the shares pledged as collateral are reported as a contra equity account. As shares are released from collateral, the Company records compensation expense, and an offsetting credit to capital, equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on all ESOP shares are recorded as compensation expense as it is management's intention to allocate the dividends along with the shares when allocated. Compensation expense for the years ended December 31, 1996, 1995 and 1994 included the following ESOP related costs:

                                                                                             Year Ended December 31,
                                                                                          1996       1995        1994
                                                                                          ----       ----        ----
                                                                                                (In thousands)
            Amortization of the original cost, $10 per share............................  $ 315        315        315
            Market appreciation of the FFLC shares......................................    265        242        160
            Dividends on ESOP shares....................................................     60         56         39
                                                                                          -----        ---        ---
                Total...................................................................  $ 640        613        514
                                                                                          =====        ===        ===

    The ESOP shares were as follows:

                                                                                                 At December 31,
                                                                                             1996               1995
                                                                                             ----               ----
                                                                                                 (In thousands)

            Allocated shares and shares released for allocation....................       $  91,731            62,070
            Unreleased shares......................................................         126,254           157,817
                                                                                          ---------           -------

            Total ESOP shares......................................................         217,985           219,887
                                                                                          =========           =======

            Fair value of unreleased shares........................................       $   2,714             2,959
                                                                                          =========           =======

    Recognition and Retention Plan. The Company adopted, and the shareholders approved, an RRP for directors, officers and employees to enable the Savings Bank to attract and retain experienced and capable personnel. On January 4, 1994, the conversion date, 110,473 shares of common stock were purchased for the RRP which included 4,840 shares reserved for future directors, officers and employees. The shares are granted in the form of restricted stock to be earned in three equal annual installments beginning April 4, 1995. The RRP shares purchased in the conversion initially are excluded from stockholders' equity. The Company will recognize compensation expense in the amount of the fair market value of the common stock at the grant date of $10 per share, pro rata over the years during which the shares are earned and payable and is recorded as a credit to shareholders' equity. Compensation expense attributable to the RRP amounted to $368,000 in 1996, 1995 and 1994. The shares are entitled to all voting and other shareholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

    If a holder of restricted stock under the RRP terminated employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted. Forfeitures are reallocated to eligible participants annually. At December 31, 1996, 3,963 shares remain reserved for future directors, officers and employees.

(18)  Parent Company Only Financial Statements
    Condensed financial statements of the Holding Company as of and for the years ended December 31, 1996 and 1995 are presented below. Amounts shown as investment in subsidiary, loans to subsidiary and equity in earnings of subsidiary are eliminated in consolidation.

                                               Condensed Balance Sheets

                                                                                                At December 31,
                                                                                            1996               1995
                                                                                            ----               ----
                                                                                                (In thousands)
            Assets

        Cash, deposited with subsidiary............................................       $     645             1,129
        Investment in subsidiary...................................................          41,731            41,667
        Loans to subsidiary........................................................          11,262            12,578
        Other assets...............................................................            -                    6
                                                                                           --------            ------
                Total assets.......................................................        $ 53,638            55,380
                                                                                           ========            ======

            Liabilities and Stockholders' Equity

        Current income taxes.......................................................            -                    4
        Accrued expense and other liabilities......................................              12                16
        Stockholders' equity.......................................................          53,626            55,360
                                                                                           --------            ------
                Total liabilities and stockholders' equity.........................        $ 53,638            55,380
                                                                                           ========            ======


                                            Condensed Statements of Income

                                                                                             Year Ended December 31,
                                                                                          1996       1995        1994
                                                                                          ----       ----        ----
                                                                                                (In thousands)
        Revenues.....................................................................   $   772        871        621
        Expenses.....................................................................       396        432        317
                                                                                        -------      -----      -----
                Income before earnings of subsidiary.................................       376        439        304
                Earnings of subsidiary...............................................     1,808      2,654      3,266
                                                                                        -------      -----      -----
                Net income                                                              $ 2,184      3,093      3,570
                                                                                        =======      =====      =====

                                          Condensed Statements of Cash Flows

                                                                                            Year Ended December 31,
                                                                                         1996        1995        1994
                                                                                         ----        ----        ----
                                                                                                (In thousands)
   Cash flows from operating activities:
        Net income....................................................................  $ 2,184      3,093     3,570
         Adjustments to reconcile net income to net cash
          provided by operations:
            Equity in earnings of subsidiary..........................................   (1,808)    (2,654)   (3,266)
            Decrease (increase) in other assets.......................................        6          8       (14)
            (Decrease) increase in current income taxes payable.......................       (4)       (27)       30
            (Decrease) increase in accrued expenses and
                other liabilities.....................................................       (4)         7         9
                                                                                         ------     ------    ------
                Net cash provided by operating activities.............................      374        427       329
                                                                                         ------     ------    ------
    Cash flows from investing activities:
            Purchase of common stock of subsidiary....................................      -          -     (13,295)
            Loans to subsidiary.......................................................      -          -     (13,209)
            Repayment of loan to subsidiary...........................................    1,316        316       316
                                                                                         ------     ------    ------
                Net cash provided by investing activities.............................    1,316        316   (26,188)
                                                                                         ------     ------    ------
    Cash flows from financing activities:
            Purchase of treasury stock................................................   (3,922)    (2,373)       -
            Proceeds from sale of common stock........................................       80         76    26,590
            Cash dividends paid.......................................................     (986)      (817)     (497)
            Cash dividends received...................................................    2,654      3,266       -
                                                                                         ------     ------    ------
                Net cash (used in) provided by financing activities...................   (2,174)       152    26,093
                                                                                         ------     ------    ------
    Net (decrease) increase in cash...................................................     (484)       895       234

    Cash at beginning of year.........................................................    1,129        234       -
                                                                                         ------     ------    ------
    Cash at end of year...............................................................  $   645      1,129       234
                                                                                        =======     ======    =======

(19)  Stock Repurchase Program
    In December 1994, the Company's Board of Directors approved a Stock Repurchase Program ("Program") which allows the Company to acquire its outstanding common stock in the open market. The Company subsequently received OTS approval for the Program, and began repurchasing shares early in 1995. Under the Program, the Company was limited to repurchasing no more than 5%, or approximately 138,000 shares of its publicly-held common stock over a one-year period ending January 16, 1996. During the year ended December 31, 1995, 132,044 shares or 95.6% of the maximum number of shares approved under the Program were repurchased.

    In January and August 1996, the Company's Board of Directors approved programs which allow the Company to acquire additional common stock in the open market. The Company received OTS approval for the programs and began repurchasing shares within one month of approval. During the year ended December 31, 1996, all 132,000 shares approved under the January 1996 program were repurchased. Under the August 1996 program, the Company is limited to repurchasing no more than 5% or approximately 126,000 shares of its publicly held common stock over a one year period ending September 25, 1997. During the year ended December 31, 1996, 76,000 shares or 60.3% of the maximum number of shares approved under that program were repurchased.

(20) Quarterly Financial Data (unaudited)
    The following tables present summarized quarterly data (in thousands, except per share amounts):

                                                                                   Year Ended December 31, 1996
                                                                 -------------------------------------------------------------------
                                                                 First         Second          Third           Fourth
                                                                 Quarter       Quarter         Quarter         Quarter        Total
                                                                 ------         ------         ------          ------         ------
Interest income ........................................         $5,946          5,939          6,086           6,247         24,218
Interest expense .......................................          3,215          3,168          3,240           3,336         12,959
                                                                 ------         ------         ------          ------         ------
Net interest income ....................................          2,731          2,771          2,846           2,911         11,259

Provision for loan losses ..............................             14             15             34              44            107
                                                                 ------         ------         ------          ------         ------
Net interest income after provision
    for loan losses ....................................          2,717          2,756          2,812           2,867         11,152
                                                                 ------         ------         ------          ------         ------
Other income ...........................................            182            195            208             224            809
Other expense ..........................................          1,563          1,636          3,334           1,766          8,299
                                                                 ------         ------         ------          ------         ------
Income (loss) before income taxes ......................          1,336          1,315           (314)          1,325          3,662
Income taxes (credit) ..................................            525            519            (91)            525          1,478
                                                                 ------         ------         ------          ------         ------
Net income (loss) ......................................         $  811            796           (223)            800          2,184
                                                                 ======         ======         ======          ======         ======

Net income (loss) per common share .....................         $  .31            .31           (.09)            .32            .85
                                                                 ======         ======         ======          ======         ======


                                                                                   Year Ended December 31, 1995
                                                                 -------------------------------------------------------------------
                                                                 First         Second          Third           Fourth
                                                                 Quarter       Quarter         Quarter         Quarter        Total
                                                                 ------         ------         ------          ------         ------
Interest income ........................................         $5,372          5,569          5,728           5,824         22,493
Interest expense .......................................          2,709          3,041          3,200           3,233         12,183
                                                                 ------         ------         ------          ------         ------
Net interest income ....................................          2,663          2,528          2,528           2,591         10,310

Provision for loan losses ..............................             30             30             33              31            124
                                                                 ------         ------         ------          ------         ------
Net interest income after provision
    for loan losses ....................................          2,633          2,498          2,495           2,560         10,186
                                                                 ------         ------         ------          ------         ------
Other income ...........................................            157            171            163             218            709
Other expense ..........................................          1,364          1,490          1,433           1,587          5,874
                                                                 ------         ------         ------          ------         ------
Income before income taxes .............................          1,426          1,179          1,225           1,191          5,021
Income taxes ...........................................            534            442            457             495          1,928
                                                                 ------         ------         ------          ------         ------
Net income .............................................         $  892            737            768             696          3,093
                                                                 ======         ======         ======          ======         ======

Net income per common share ............................         $  .33            .28            .29             .26           1.16
                                                                 ======         ======         ======          ======         ======

                          Independent Auditors' Report



The Board of Directors
FFLC Bancorp, Inc.
Leesburg, Florida:

We have audited the accompanying consolidated balance sheets of FFLC Bancorp, Inc. and Subsidiary (the "Company") (the parent company of First Federal Savings Bank of Lake County) as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.






HACKER, JOHNSON, COHEN & GRIEB
Orlando, Florida
January 10, 1997

                               FFLC BANCORP, INC.

                             DIRECTORS AND OFFICERS

Directors:                                        Occupation
----------                                        ----------
James R. Gregg                                    President, Jarol Company
Chairman of the Board

Joseph J. Junod                                   Retired, General Manager, Avesta andvik Tube
Vice Chairman

James P. Logan                                    President/Owner, Logan Sitework Contractors, Inc.
Ted R. Ostrander, Jr.                             President, Lassiter-Ware, Inc.
Claron D. Wagner                                  President, Woody Wagner, Inc.
Stephen T. Kurtz                                  President, FFLC Bancorp, Inc. & Subsidiary
Paul K. Mueller                                   Executive Vice President, FFLC Bancorp, Inc. &
                                                     Subsidiary

Advisory Directors:
-------------------

Frank L. Cogburn                                  Retired, Past President, First Federal of Lake County
James H. Herlong                                  General Partner, A.S. Herlong, Ltd.
Horace D. Robuck                                  President, Romac Lumber

Officers:
---------

Stephen T. Kurtz
President and
Chief Executive Officer

Paul K. Mueller
Executive Vice President,
Chief Operating Officer and
Treasurer

Dwight L. Hart
Senior Vice President

Sandra L. Rutschow
Vice President and Secretary

Judith M. Maddox
Vice President

Lawrence E. Hoag
Vice President

                           FIRST FEDERAL SAVINGS BANK
                                 OF LAKE COUNTY

                             DIRECTORS AND OFFICERS

DIRECTORS

James R. Gregg                                    Doris E. Hyatt
Chairman of the Board                             Assistant Secretary

Joseph J. Junod                                   Susan L. Berkebile
Vice Chairman                                     Vice President
                                                  Clermont Branch Manager
James P. Logan
Ted R. Ostrander, Jr.                             Donna L. Boyett
Claron D. Wagner                                  Assistant Vice President
Stephen T. Kurtz                                  Wildwood Branch Manager
Paul K. Mueller
                                                  Carlos E. Colon
Advisory Directors                                Assistant Vice President
                                                  Fruitland Park Branch Manager
Frank L. Cogburn
Horace D. Robuck                                  Vickie S. Baxter
James H. Herlong                                  Assistant Vice President
                                                  Eustis Branch Manager

OFFICERS                                          Pamela S. Hayton
                                                  Main Street Branch Manager
Stephen T. Kurtz
President                                         Connie J. Rhode
Chief Executive Officer                           Lake Square Office Manager

Paul K. Mueller                                   Sandra L. Seaton
Executive Vice President                          Assistant Vice President
Chief Operating Officer and Treasurer             South Leesburg Branch Manager
                                                  Area Loan Manager
Dwight L. Hart
Senior Vice President                             Jay Bartholomew
                                                  Assistant Vice President
Sandra L. Rutschow                                Lady Lake Branch Manager
Vice President and Corporate Secretary
                                                  Jankie Dhanpat
Judith M. Maddox                                  Assistant Vice President
Vice President                                    SEC Reporting and Compliance Officer
Human Resource Manager
                                                  Karen Hollister
Lawrence E. Hoag                                  Assistant Vice President
Vice President                                    Loan Operations Manager
Deposit Accounts Manager
                                                  Charles L. Lee
Michael J. Cox                                    Security Officer
Vice President and Area Loan Manager
                                                  Janet L. Glessner
Brian R. Hofer                                    Marketing Officer
Vice President and Commercial Loan Officer
                                                  Dennis R. Rogers
Lynda F. Wemple                                   Assistant Vice President
Vice President and Accounting Manager             Area Loan Manager

Yvonne K. Ross                                    Debra L. McFarlane
Vice President and Loan Officer                   Main Office Branch Manager

Brenda M. Grubb                                   Sandra A. Rowe
Assistant Vice President                          Assistant Secretary and Loan Servicing Manager

Linda N. Landers                                  Carmen C. Passwaters
Assistant Secretary                               Assistant Secretary

                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                     is Proud of the Outstanding Service its
           Employees Provide to the Community and the People it Serves



            MAIN OFFICE:

Pamela Ali                              Leslie A. Leach
Barbara J. Boscana                      Charles L. Lee
Navena M. Brown                         Pamela J. Linville
Shu Een Chen                            Judith M. Maddox
Camilla R. Clark                        Debra L. McFarlane
Adriane M. Connelly                     Constance L. Merrell
Diane S. Cook                           Paul K. Mueller
Barbara A. Cordes                       Lillian Y. Niles
Jewel M. Correll                        Carmen C. Passwaters
Jennifer Culberson                      Debra L. Possee
Robert Cumm                             Michael J. Price
Cheryl A. Davis                         Yvonne K. Ross
Dawn Rene Davison                       Sandra A. Rowe
Jankie Dhanpat                          Landa A. Russell
Janene S. Dickerson                     Sandra L. Rutschow
Ruth E. Fielding                        Stephanie D. Salmon
Joan P. Gibson                          Sonja G. Sanders
Janet L. Glessner                       James Schaeffer
Jennifer L. Grovesteen                  Margaret M. Siegel
Brenda M. Grubb                         Cheryl L. Shepherd
Andrea Hanson                           Leigh S. Skehan
Dwight L. Hart                          Lynn P. Stoffel
Angela D. Hicks                         Tracy P. Storts
Lawrence E. Hoag                        Michelle Strickland
Penny M. Hollis                         Joyce H. Sutton
Karen L. Hollister                      Michelle M. Thompson
Stephanie Hodges                        Virginia D. Vann
Doris E. Hyatt                          Theresa R. Wells
Patricia B. Inman                       Lynda F. Wemple
Juanita F. Jackson                      Louise E. Whitlock
Kristina Keel                           Rhonda L. Carris-Wilkerson
Jennifer E. Kitchens                    Shirley Williams
Erin Klink                              Betty L. Wolcott
Stephen T. Kurtz                        Lisa K. Woolwine
Linda N. Landers
Cynthia M. Lay

FRUITLAND PARK OFFICE:                  CLERMONT OFFICE:

Carlos E. Colon                         Susan L. Berkebile
Melissa J. Judd                         Donna L. Franklin
Julie Misty Weirich                     Linda C. Gallop
Delphine C. Williams                    Brenda Heisner
                                        Brian R. Hofer
                                        Tammy R. Imundi
LADY LAKE:                              Trinia C. McClendon
                                        Glenda S. Riggs
Jay R. Bartholomew                      Jeanne A. Sheiman
Deede A. Dye                            Sharon M. Slack
Julie A. Laws
Marilyn A. Leugers                      EUSTIS OFFICE:
Mary E. Rutz
Patricia L. Sizemore                    Vickie S. Baxter
Margaret A. Slimm                       Bernice E. Cooper
                                        Michael J. Cox
MAIN STREET OFFICE:                     Kasandra L. Curry
                                        Peggy L. Harris
Lori Cook                               Hilda Lozano
Casey Giordano                          Veronica L. Turner
Pamela S. Hayton
Sondra Jones                            WILDWOOD OFFICE:
Dawn M. Loth
                                        Donna L. Boyett
LAKE SQUARE:                            Suzanne E. Busenlehner
                                        Julie Elaine Glenn
Linda J. Giggey                         Krystal Hammond
Arthur E. Middleton                     Vaneeda F. Potter
Angela Nicole Phillips                  Dennis R. Rogers
Connie J. Rhode                         Ledora Smith
                                        Willie Lee Smith
                                        Paula D. Williams
                                        Wendy Williams

                                        SOUTH LEESBURG

                                        Amy M. Eaton
                                        Edmund J. Laclair, Jr.
                                        Sandra L. Seaton
                                        Eva J. Snead
                                        Stacey L. Wrightam