Form 10-K, Exhibit 13
period 1997-12-31
FFLC BANCORP INC
filed 1998-03-27
CIK 912738

FFLC
                               1997 ANNUAL REPORT







                           FORWARD-LOOKING STATEMENTS


The Private Securities Litigation Reform Act of 1995 evidences Congress' determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. This Annual Report, including the Letter to Shareholders and the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risk and uncertainty. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the Company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the Company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer business requirements, Congressional legislation and similar matters. Readers of this report are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.





                                    CONTENTS

                                                                         Page

Corporate Profile, Corporate Organization and General Information ..........1
Office Locations and Common Stock Prices and Dividends .....................2
Consolidated Financial Highlights ..........................................3
Letter to Stockholders ...................................................4-5
Selected Consolidated Financial Data and Financial Ratios.................6-7
Management's Discussion and Analysis of Financial
    Condition and Results of Operations .................................8-18
Consolidated Financial Statements ......................................19-50
Independent Auditors' Report...............................................51
Directors and Officers of FFLC Bancorp, Inc. ..............................52
Directors and Officers of First Federal Savings Bank of Lake County........53
Employees .................................................................54





                                  Inside Cover

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

Holding Company
    FFLC Bancorp, Inc.

Thrift Subsidiary
    First Federal Savings Bank of Lake County

Affiliate of Thrift Subsidiary
    Lake County Service Corporation

GENERAL INFORMATION
    Corporate Headquarters 800 North Boulevard West, Post Office Box 490420, Leesburg, Florida 34749-0420

Annual Meeting
    The Annual Meeting of the Stockholders will be held at the Leesburg Community Building located at 109 East Dixie Avenue in Leesburg at 2:00 p.m. on May 7, 1998.

Form 10-K
    A copy of the Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by stockholders without charge upon written request to Sandra L. Rutschow, Vice President - Secretary, FFLC Bancorp, Inc., Post Office Box 490420, Leesburg, Florida 34749-0420.

Shareholder Assistance
    Shareholders requiring a change of address, records or information about lost certificates or dividend checks should contact:

       Registrar and Transfer Company
       10 Commerce Drive
       Cranford, New Jersey 07016
       800-368-5948

Corporate Counsel
    George W. Murphy, Jr.
    Muldoon, Murphy & Faucette
    5101 Wisconsin Avenue
    Washington, D.C. 20016

Independent Auditors
    Hacker, Johnson, Cohen & Grieb PA
    Certified Public Accountants
    930 Woodcock Road, Suite 211
    Orlando, Florida 32803

Visit First Federal's World-wide Web Site at http://www.1stfederal.com. This site provides up-to-date rates for certificates of deposit and mortgage loans, as well as access to FFLC's current stock quotes and SEC filings.

                             FIRST FEDERAL LOGO HERE
OFFICE LOCATIONS

[GRAPHIC-MAP - HALF PAGE]

















COMMON STOCK PRICES AND DIVIDENDS

FFLC's common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation - National Market System ("NASDAQ - National Market System") under the symbol FFLC. The following table sets forth market price information, based on closing prices, as reported by the NASDAQ -National Market System for the common stock high and low closing sales prices and the amount of dividends paid on the common stock for the periods indicated. See Note 20 of the Consolidated Financial Statements for a summary of quarterly financial data. All per share amounts have been restated to give effect to the five-for-three stock split in November, 1997.

                                                                     Cash
                                                                    Dividends
                                                                      Paid
                                       High           Low           Per Share
                                       ----           ---           ---------
         Quarter Ended:

         March 31, 1996............. 11 1/2        10 3/8              .05
         June 30, 1996.............. 11 1/4        10 3/8              .06
         September 30, 1996......... 11 3/8        10 7/8              .06
         December 31, 1996.......... 13 1/4        11                  .06
         March 31, 1997............. 16 1/2        12 1/4              .07
         June 30, 1997.............. 17 1/8        15                  .07
         September 30, 1997......... 19 3/8        16 3/8              .07
         December 31, 1997.......... 23 1/2        18 1/2              .07


As of January 26, 1998, the Company had 879 holders of record of common stock.

CONSOLIDATED FINANCIAL  HIGHLIGHTS
(Dollars in thousands, except per share amounts)

AT YEAR END:                                                                          1997         1996        1995
                                                                                      ----         ----        ----

Total assets..................................................................    $  400,237      346,442     325,832
Loans receivable, net.........................................................    $  315,353      227,948     183,448
Investment securities ........................................................    $   20,307       32,832      25,265
Mortgage-backed securities ...................................................    $   38,291       65,736      93,883
Deposits......................................................................    $  315,390      282,664     267,703
Equity, substantially restricted..............................................    $   51,429       53,626      55,360
Book value per share..........................................................    $    13.74        13.20       12.59
Shares outstanding ...........................................................     3,743,988    4,062,895   4,395,593
Equity-to-assets ratio........................................................         12.85%       15.48%      16.99%
Nonperforming assets to total assets..........................................           .19%        0.30%       0.10%

FOR THE YEAR:

Interest income...............................................................    $   28,156       24,218      22,493
Net interest income after provision for loan losses...........................    $   12,091       11,152      10,186
Net income....................................................................    $    3,754        2,184       3,093
Basic income per share........................................................    $     1.01          .54         .73
Diluted income per share......................................................    $      .96          .51         .70
Loan originations.............................................................    $  143,538       83,569      56,751
Return on average assets......................................................          1.00%         .65%        .98%
Return on average equity......................................................          7.18%        3.94%       5.59%
Average equity to average assets ratio........................................         13.93%       16.62%      17.46%
Noninterest expense to average assets.........................................          1.99%        2.49%       1.85%

YIELDS AND RATES:

                                                         Weighted Average
                                                           Rate or Yield        Average Rate or Yield During
                                                          at December 31,           Year Ended December 31,
                                                        ------------------      ------------------------------
                                                       1997          1996        1997         1996        1995
                                                       ----          ----        ----         ----        ----
Mortgage loans, net..................................  7.97%        8.08%       7.82%        8.20%       8.29%
Collateralized mortgage obligations..................  6.14%        5.91%       5.82%        5.76%       5.73%
Other mortgage-backed securities.....................  7.21%        7.04%       6.99%        6.87%       6.41%
All interest-earning assets .........................  7.87%        7.62%       7.80%        7.52%       7.31%
Deposits   ..........................................  4.83%        4.72%       4.78%        4.72%       4.71%
All interest-bearing liabilities ....................  4.94%        4.74%       4.85%        4.72%       4.71%
Interest-rate spread (1).............................  2.93%        2.87%       2.94%        2.80%       2.60%
Net yield on average interest-earning assets (2).....   N/A          N/A        3.53%        3.50%       3.35%

(1) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities. (2) Net interest income divided by average interest-earning assets.

                                    LOGO HERE





Dear Stockholders:

The annual report is an important way in which your Company keeps you informed about the Company's performance. I am pleased to have this opportunity to share with our stockholders and friends information about the Company's operations during the past year.

The year 1997 was very eventful. The Company enjoyed record profits, continued growth, and improved performance. First Federal Savings Bank of Lake County, the Company's subsidiary, finished the year with its highest loan volume, highest amount of total assets, and highest level of deposits.

The Company's total assets increased by $53.8 million or 15.5% during the year, exceeding $400 million for the first time. The Bank's total loan origination volume in 1997 was $145.5 million, a 62.5% increase above the prior year. The groundwork for this achievement was laid some years earlier. At a strategic planning session in 1991, a decision was reached to place a greater emphasis on originating local loans. At that time, the Bank was ranked 5th in mortgage loan origination in Lake County. As of September 1997, the most recent data available, First Federal is the top ranked mortgage lender in Lake County, and we are understandably proud of that accomplishment. Our goal now is to continue our leadership in mortgage lending. In keeping with the Bank's strategic plan, First Federal created a Commercial Loan Department during 1997 on which we are focusing substantial effort. I am happy to report that our commercial lenders generated $35 million in new loans for the bank in 1997. Our goal is to duplicate the success of our mortgage lending in the area of commercial lending.

In the deposit area, the Bank's total deposits grew by $32.7 million or 11.6%, ending the year at $315.4 million. This is the first time that deposits at the bank have exceeded the $300 million level. The Bank is placing a greater emphasis on attracting checking accounts, and in January, 1998, introduced an entirely new slate of checking products. It is our desire to attract a significant number of new checking accounts, which are considered to be the core of a customer's banking relationship.

The Bank  understands  the
importance of continued growth. In that vein, a new branch office was opened in February, 1997. The office is located south of Leesburg, in a shopping center anchored by a Winn-Dixie grocery store. In an effort to continue the Bank's expansion, we recently acquired an outparcel at a new Winn-Dixie shopping center in the southernmost area of Lake County. We will be constructing a new branch office on this site and expect the office to be opened in late 1998.

In terms of financial performance, 1997 was a solid year for the Company. A dramatic decline in the cost of federal deposit insurance, along with a strong increase in net interest income, resulted in improved financial results. Higher earnings per share were accomplished during 1997, increasing to $1.01 from $.54 per share the prior year. The return on average assets for the year was 1.00%, up from .65% in 1996. The return on average equity, boosted by higher earnings and the continued repurchase of shares, improved to 7.18% from 3.94%. At the same time, noninterest expense as a percentage of average assets declined to 1.99% from 2.49% and the operating efficiency ratio improved to 53.54% from 68.77%. In October 1997, the Company announced a five-for-three stock split. The purpose of the split was to enhance the value of a stockholder's investment by increasing the liquidity of the Company's stock. Further, in January, 1998, FFLC announced a $.09 per share quarterly cash dividend, an increase of 25% above the previous dividend.

During 1997, the Company made significant progress in reducing its high ratio of capital to assets. As a result of stock repurchases and continued growth, the Company was able to reduce its ratio of capital to total assets to 12.9% at December 31, 1997, from 15.5% at the prior year-end. Book value per share increased to $13.74 at December 31, 1997, from $13.20 at December 31, 1996.

In looking out for events that will influence our 1998 performance, we know that the level of interest rates will play a major role. Over the last several months, long-term interest rates have fallen faster than short-term interest rates. That results in a relatively flat yield curve (the difference between short-term rates and long-term rates). Since banks generally borrow funds from depositors on a short-term basis and lend funds to borrowers on a medium term basis, a flat yield curve tends to impair interest income. The financial crisis in Asia has also had a major impact on interest rates, having the effect of boosting the value of the dollar and lowering long-term interest rates. The market's ongoing reaction to that situation will continue to influence interest rates.

At year-end, there was a change in the membership of the Board of the Company and the Bank. After serving since 1974, the past three years as Chairman of the Board, James R. Gregg retired as a director and was succeeded as a director by H.D. Robuck, Jr. Joseph J. Junod, the previous Vice Chairman and a Board member since 1987, was elected to succeed Mr. Gregg as Chairman. Claron D. Wagner, also a member of the Board since 1987, was elected Vice Chairman. Mr. Gregg served the Company and the Bank in an excellent fashion during his tenure and will continue as an Advisory Director.

During the past four years, our stockholders have provided strong support to the Company. We remain committed to profitably serving the banking needs of our communities and, as a result, provide for the investment goals of our stockholders. We believe FFLC Bancorp is on course to meeting those goals and we appreciate the continued support of our stockholders and the communities we serve.

Cordially yours,





Stephen T. Kurtz
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)
                                                                                     At December 31,
                                                                -----------------------------------------------------
                                                                   1997        1996        1995      1994      1993
                                                                   ----        ----        ----      ----      ----
Total assets................................................... $ 400,237     346,442     325,832   310,622   292,254
Loans receivable, net..........................................   315,353     227,948     183,448   148,286   122,211
Cash and cash equivalents......................................    15,684      10,157      13,929    10,255    24,875
Investment securities..........................................    20,307      32,832      25,265    27,851    29,370
Mortgage-backed securities.....................................    38,291      65,736      93,883   117,003   109,077
Deposits   ....................................................   315,390     282,664     267,703   251,752   241,000
Borrowed funds.................................................    30,000       8,198         150     3,150       150
Conversion stock subscriptions.................................     -            -           -         -       21,834
Stockholders' equity...........................................    51,429      53,626      55,360    53,762    27,246

                                                                            For the Year Ended December 31,
                                                                -----------------------------------------------------
                                                                   1997        1996        1995      1994      1993
                                                                   ----        ----        ----      ----      ----
Interest income................................................  $ 28,156      24,218      22,493     19,480   18,453
Interest expense...............................................    15,416      12,959      12,183      9,259    9,268
Net interest income............................................    12,740      11,259      10,310     10,221    9,184
Provision for loan losses......................................       649         107         124        138      250
Net interest income after provision for loan losses............    12,091      11,152      10,186     10,083    8,935
Noninterest income.............................................     1,219         809         709        647      619
Noninterest expense............................................     7,473       8,299       5,874      5,212    3,936
Income before provision for income taxes.......................     5,837       3,662       5,021      5,518    5,618
Provision for income taxes.....................................     2,083       1,478       1,928      1,948    2,114
Net income.....................................................     3,754       2,184       3,093      3,570    3,504
Basic income per share (2).....................................      1.01         .54         .73        .84   -  (1)
Weighted average number of common
      shares outstanding for basic (2)......................... 3,700,220   4,069,825   4,232,498  4,253,033   -  (1)
Diluted income per share (2)...................................     $ .96         .51         .70        .81   -  (1)
Weighted average number of common shares
      outstanding for diluted (2).............................. 3,911,256   4,267,992   4,427,098  4,409,715   -  (1)

(1) The Company issued stock and acquired the Savings Bank during 1994, therefore, earnings per share prior to 1994 is not available.

(2) All per share amounts have been restated to reflect the five-for-three stock split in November, 1997.

SELECTED CONSOLIDATED FINANCIAL RATIOS
AND OTHER DATA:
                                                                          At or For the Year Ended December 31,
                                                                    --------------------------------------------------
                                                                     1997        1996        1995      1994      1993
                                                                     ----        ----        ----      ----      ----
Return on average assets.......................................      1.00%       0.65%      0.98%       1.19%    1.29%
Return on average equity.......................................      7.18%       3.94%      5.59%       6.81%   13.72%
Dividend payout ratio (1)......................................     28.51%      44.71%     25.86%      13.33%     N/A
Average equity to average assets...............................     13.93%      16.62%     17.46%      17.47%    9.40%
Total equity to total assets...................................     12.85%      15.48%     16.99%      17.31%    9.32%
Interest rate spread during year(2)............................      2.95%       2.80%      2.60%       2.88%    3.15%
Net interest margin (3)........................................      3.53%       3.50%      3.35%       3.50%    3.48%
Nonperforming assets to total assets (4).......................       .19%       0.30%      0.10%       0.13%    0.23%
Nonperforming loans to total loans (5).........................       .07%       0.28%      0.09%       0.21%    0.47%
Allowance for loan losses to non-performing loans..............    695.87%     159.61%    561.49%     264.13%  121.29%
Allowance for loan and REO
      losses to nonperforming assets...........................    224.83%     103.51%    288.48%     210.41%  108.41%
Allowance for loan losses to total loans.......................      0.51%       0.45%      0.52%       0.55%    0.57%
Operating expenses to average assets...........................      1.99%       2.49%      1.85%       1.74%    1.45%
Average interest-earning assets to
      average interest-bearing liabilities.....................      1.14        1.17       1.19        1.19     1.09
Net interest income to noninterest expenses....................      1.70        1.36       1.76        1.96     2.33
Total shares outstanding (1) (6)............................... 3,743,988   4,062,895  4,395,593   4,603,032    - (1)
Book value per common share outstanding (1)(6).................   $ 13.74     $ 13.20      12.59       11.68    - (1)
Number of banking offices (all full-service)...................         9           9          8           6        6
----------

(1) Item is only presented at December 31, 1997, 1996, 1995 and 1994 since there was no outstanding common stock in prior years.
(2) Difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.
(3) Based upon net interest income before provision for loan losses divided by average interest-earning assets.
(4)  Nonperforming assets consist of nonperforming loans and real estate owned.
(5)  Nonperforming loans consist of loans 90 days or more delinquent.
(6) All per share amounts have been restated to reflect the five-for-three stock split in November, 1997.

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

The Savings Bank had net earnings of $3.8 million for the year ended December 31, 1997, compared to net earnings of $2.2 million for the year ended December 31, 1996. At December 31, 1997, the Savings Bank had total assets of $400.2 million, an increase of 15.5% over total assets of $346.4 million at December 31, 1996. That increase resulted primarily from an $87.4 million, or 38.3%, increase in loans receivable from $227.9 million at December 31, 1996 to $315.4 million at December 31, 1997, reflecting increased local loan demand. Cash and cash equivalents increased $5.5 million or 54.4% from $10.2 million to $15.7 million. Mortgage-backed and investment securities decreased $39.9 million or 40.6% during 1997. Deposits increased $32.7 million, or 11.6%, from $282.7 million at December 31, 1996 to $315.4 million at December 31, 1997. Advances from Federal Home Loan Bank increased $29.9 million, while securities sold under agreements to repurchase decreased $8.1 million for a net increase of $21.8 million or 265.9% in borrowings. Stockholders' equity decreased $2.2 million primarily due to repurchases of Holding Company stock during 1997, partially offset by income from operations.

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

Capital Requirements

The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Under the OTS final rule implementing FDICIA, generally, a well-capitalized institution is defined as one that meets the following capital standards: a 5% tangible capital standard; a 6% leverage (core capital) ratio; and a 10% risk-based capital standard, and has not been notified by its federal banking agency that it is in a "troubled condition." At December 31, 1997, the Savings Bank met each of its capital requirements, in each case on a fully phased-in basis, and met the criteria of a "well-capitalized" institution as defined above.

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

On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Savings Bank, to recapitalize the SAIF and spread the obligations for payments of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. The FDIC special assessment levied amounted to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment of $1.7 million before taxes was recognized by the Savings Bank in the third quarter of 1996 and was tax deductible. That legislation eliminated the substantial disparity between the amount that BIF and SAIF members had been paying for deposit insurance premiums.

Beginning January 1, 1997, BIF members pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits, compared to 6.48 basis points payable by SAIF members on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000 or the date upon which the last savings association, such as the Savings Bank, ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999 provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

Effective January 1, 1997, the FDIC lowered annual SAIF assessment rates to 0 to 27 basis points, a range comparable to those of BIF members, although SAIF members continue to be subject to the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

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

YEAR 2000 COMPLIANCE

Management has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by year 2000 software failures, due to processing errors arising from calculations using the year 2000 date. Based on current estimates, the Savings Bank does not expect to incur a material amount of expenses over the next two years on its program to redevelop, replace, or repair its computer applications to make them "year 2000 compliant." While management believes it is doing everything technologically possible to assure year 2000 compliance, it is to some extent dependent upon vendor cooperation. Management is requiring its computer system and software vendors to represent that the products provided are, or will be, year 2000 compliant, and has planned a program of testing for compliance. It is recognized that any year 2000 compliance failures could result in additional expense to the Savings Bank.

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

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin; and (vi) weighted average yields and rates at December 31, 1997. Yields and costs were derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered to constitute adjustments to yields.

                                                                                Year Ended December 31,
                                                  ----------------------------------------------------------------------------------
                                                              1997                       1996                        1995
                                                  ----------------------------------------------------------------------------------
                                      Yield At                       Average                    Average                      Average
                                     December 31,  Average            Yield/   Average           Yield/    Average            Yield/
                                        1997       Balance  Interest   Cost    Balance  Interest  Cost     Balance   Interest   Cost
                                                                          (Dollars in thousands)
Interest-earning assets:
    Loans receivable (1)............... 8.18%     $268,425    22,318   8.31%  $201,840    16,813   8.33%   $163,961   13,817   8.43%
    Mortgage-backed securities......... 6.78        53,170     3,431   6.45     80,355     5,020   6.25     106,574    6,403   6.01
    Investment securities and other
       interest-earning assets (2)..... 6.07        39,550     2,407   6.09     39,745     2,385   6.00      37,138    2,273   6.12
                                                  --------    ------          --------    ------           --------   ------
         Total interest-earning assets. 7.87       361,145    28,156   7.80    321,940    24,218   7.52     307,673   22,493   7.31
                                                              ------                      ------                      ------

Noninterest-earning assets.............             14,160                      11,727                        9,107
                                                  --------                    --------                     --------

         Total assets..................           $375,305                    $333,667                     $316,780
                                                  ========                    ========                     ========

Interest-bearing liabilities:
    NOW and money market
       accounts........................ 1.95        46,656       991   2.12     42,682       960   2.25      42,425      967   2.28
    Passbook and statement savings
       accounts........................ 2.74        24,963       687   2.75     24,218       629   2.60      26,802      721   2.69
    Certificates....................... 5.60       227,271    12,601   5.54    206,471    11,311   5.48     188,806   10,455   5.54
    FHLB advances...................... 6.01        13,226       814   6.15        150        11   7.33         150       11   7.33
    Securities sold under agreement
       to repurchase...................    -         5,629       323   5.74        849        48   5.65         470       29   6.17
                                                  --------    ------          --------    ------           --------   ------
         Total interest-bearing
           liabilities................. 4.94       317,746    15,416   4.85    274,370    12,959   4.72     258,653   12,183   4.71
                                                              ------                      ------                      ------

                                                                                Year Ended December 31,
                                                  ----------------------------------------------------------------------------------
                                                              1997                       1996                        1995
                                                  ----------------------------------------------------------------------------------
                                      Yield At                       Average                    Average                      Average
                                     December 31,  Average            Yield/   Average           Yield/    Average            Yield/
                                        1997       Balance  Interest   Cost    Balance  Interest  Cost     Balance   Interest   Cost
                                                                          (Dollars in thousands)
Noninterest-bearing liabilities........              5,285                       3,836                        2,812
Stockholders' equity...................             52,274                      55,461                       55,315
                                                  --------                    --------                     --------

         Total liabilities and equity..           $375,305                    $333,667                     $316,780
                                                  ========                    ========                     ========

Net interest-earning assets and
    interest rate spread (3)........... 2.93%     $ 43,399             2.95%  $ 47,570            2.80%    $ 49,020            2.60%
                                        ====      ========             ====   ========            ====     ========            ====

Net interest income and net
    margin (4).........................                       $12,740   3.53%           $ 11,259  3.50%              $10,310   3.35%
                                                              =======   ====            ========  ====               =======   ====
Ratio of interest-earning assets
    to interest-bearing liabilities....              1.14                        1.17                          1.19
                                                  =======                     =======                      ========

(1)  Includes nonaccrual loans.
(2)  Includes interest-bearing deposits and FHLB Stock.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest- bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.

The following table discloses the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) changes attributable to changes in rate/volume (changes in rate multiplied by changes in volume).

                                                 Year Ended December 31,                  Year Ended December 31,
                                                      1997 vs. 1996                           1996 vs. 1995
                                                   Increase (Decrease)                     Increase (Decrease)
                                                         Due to                                  Due to
                                            ----------------------------------      ---------------------------------
                                                               Rate/                                  Rate/
                                            Rate    Volume     Volume      Net      Rate   Volume     Volume      Net
                                                                      (Dollars in thousands)
Interest-earning assets:
    Loan receivable, net....................$ (31)    5,546     (10)     5,505      (164)   3,193       (33)    2,996
    Mortgage-backed securities..............  165    (1,698)    (56)    (1,589)      253   (1,576)      (60)   (1,383)
    Investment securities
        and other interest-earning
        assets (1)..........................   34       (12)     -          22       (44)     159        (3)      112
                                             ----    ------   -----     ------       ---    -----        --     -----

           Total............................  168     3,836     (66)     3,938        45    1,776       (96)    1,725
                                              ---     -----     ---      -----       ---    -----        --     -----

Interest-bearing liabilities:
    NOW and money market accounts...........  (53)       89      (5)        31       (13)       6         -        (7)
    Passbook and
        statement savings accounts..........   37        20       1         58       (25)     (69)        2       (92)
    Certificates............................  137     1,139      14      1,290      (117)     979        (6)      856
    FHLB advances...........................   (2)      959    (154)       803
    Securities sold under agreement
        to repurchase.......................    1       270       4        275        (2)      23        (2)       19
                                             ----    ------    ----     ------      ----   ------        --     -----

           Total............................  120     2,477    (140)     2,457      (157)     939        (6)      776
                                              ---     -----     ---      -----       ---    -----        --     -----

Net change in net interest
    income.................................$   48     1,359      74      1,481       202      837       (90)      949
                                             ====     =====    ====      =====       ===    =====        ==     =====


(1)     Includes interest-bearing deposits and FHLB Stock.

LIQUIDITY AND CAPITAL  RESOURCES

The Savings  Bank is required to  maintain  minimum  levels of liquid  assets as defined by OTS regulations. That requirement, which varies periodically depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The current required ratio is 4%. The Savings Bank historically has maintained a level of liquid assets in excess of the regulatory requirement. Liquid assets consist of cash, cash equivalents and short-and intermediate-term U.S. Government and government agency securities. The maintenance of liquid assets allows for the possibility of disintermediation when interest rates fluctuate. The Savings Bank's liquidity ratios were 8.7% and 13.5% at December 31, 1997 and December 31, 1996, respectively.

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

At December 31, 1997, the Savings Bank had outstanding commitments to originate $22.6 million of loans, to fund unused lines of credit of $11.5 million and to fund the undisbursed portion of loans in process of $12.3 million. The Savings Bank believes that it will have sufficient funds available to meet its commitments. At December 31, 1997, certificates of deposit which were scheduled to mature in one year or less totaled $168.3 million. Management believes, based on past experience, that a significant portion of these funds will remain with the Savings Bank.

REGULATORY  CAPITAL  REQUIREMENTS

As a federally-chartered financial institution, the Savings Bank is required to maintain certain minimum amounts of regulatory capital. Regulatory capital is not a valuation allowance and has not been created by charges against earnings. The following table is a summary of the capital requirements, the Savings Bank's regulatory capital and the amounts in excess at December 31, 1997:


                                        Tangible                  Core                  Risk-Based
                                               % of                      % of               % of Risk-
                                             Adjusted                 Adjusted               Weighted
                                     Amount    Assets        Amount     Assets        Amount   Assets
                                     ------    ------        ------     ------        ------   ------
                                                          (Dollars in thousands)

      Regulatory capital.......... $ 44,349      11.08%    $ 44,349      11.08%     $ 46,033    21.70%
      Requirement.................    6,003       1.50       12,006       3.00        16,973     8.00
                                    -------      -----       ------      -----        ------   ------

      Excess...................... $ 38,346       9.58%    $ 32,343       8.08%     $ 29,060    13.70%
                                     ======      =====       ======      =====        ======    =====

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 10 of Notes to Consolidated Financial Statements.

The Company's primary objective is managing interest-rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and capital, while adjusting the Company's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Company relies primarily on its asset-liability structure to control interest rate risk.
However, a sudden and substantial increase in interest rates may adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company does not engage in trading activities.

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

The Savings Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions continue to be affected by general changes in levels of interest rates and other economic factors beyond their control. At December 31, 1997, the Savings Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Savings Bank, based on certain assumptions, to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Savings Bank, based on certain assumptions, to mature or reprice within one year) as a percentage of total assets was a positive 9.78%. Generally, an institution with a positive gap would experience an increase in net interest income in a period of rising interest rates. However, certain shortcomings are inherent in the sensitivity analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different manners to changes in market interest rates. Therefore, no assurance can be given that the Savings Bank will be able to maintain its net interest-rate spread as market interest rates fluctuate.

The Savings Bank monitors its interest rate risk through the Asset/Liability Committee which meets weekly and reports the results of such monitoring quarterly to the Board of Directors. The Savings Bank's policy is to seek to maintain a balance between interest-earning assets and interest-bearing liabilities so that the Savings Bank's cumulative one-year gap ratio is within a range which management believes is conducive to maintaining profitability without incurring undue risk. Considering the current interest rate environment, the Savings Bank has increased its investment in adjustable-rate and shorter average life, fixed-rate mortgage-related securities and, generally, has not retained in its portfolio 30 year fixed-rate loans, in order to position itself against the consequences of rising interest rates. The Savings Bank also maintains liquid assets in excess of the regulatory requirement, allowing for the possibility of disintermediation when interest rates fluctuate. The Savings Bank's liquidity ratio of 8.7% at December 31, 1997 is significantly higher than the regulatory requirement of 4%. In addition, the Savings Bank's large stable core deposit base resulting from its continuing commitment to quality customer service has historically provided it with a steady source of funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997 that are expected to reprice or mature, based upon certain assumptions, in each of the future periods shown.

                                              More        More         More      More      More
                                              than        than         than      than      than
                                              Three        Six          One      Three     Five       More
                                   Three      Months      Months       Year      Years     Years      than
                                   Months     to Six      to 12        to 3       to 5     to 10      Ten
                                  or Less     Months      Months      Years      Years     Years      Years    Other (1)   Total
                                  --------   -------- ---------------------   --------  --------   --------    -------  --------
Rate-sensitive assets:
    Mortgage loans, net..........$  69,212     34,153     47,329    103,582     11,524     9,546      3,835     (1,123)  278,058
    Consumer and other loans.....   14,630      3,624      4,801      9,379      3,872     1,118        100       (229)   37,295
    Mortgage-backed
       securities................   23,158      9,934      3,153      1,057        550       481         11        (53)   38,291
    Interest-earning deposits....    8,562       -          -          -          -         -          -          -        8,562
    Investment securities........    3,023       -         2,000      5,000       -        1,000        151        (50)   11,124
    Mutual funds.................      325      7,187       -         1,745       -         -          -           (74)    9,183
    FHLB stock...................    2,304       -          -          -          -         -          -           -       2,304
                                 ---------     ------     ------    -------     ------    ------      -----     ------   -------
          Total interest-earning
            assets...............  121,214     54,898     57,283    120,763     15,946    12,145      4,097     (1,529)  384,817
                                 ---------     ------     ------    -------     ------    ------      -----     ======   =======
Rate-sensitive liabilities:
    Deposits:
       Passbook and statement
         savings.................    2,335      2,112      3,639      9,048      4,061     2,862        446       -       24,503
       NOW accounts..............    3,319      3,004      5,175     12,864      5,775     4,067        635       -       34,839
       Money-market..............    1,496      1,359      2,341      5,821      2,613     1,841        287       -       15,758
       Certificates..............   52,168     51,329     65,961     66,756      4,076      -          -          -      240,290
    Borrowed funds...............     -         -          -          -         30,000      -          -          -       30,000
                                 ---------     ------     ------    -------     ------    ------      -----     ------   -------
          Total interest-bearing
            liabilities..........   59,318     57,804     77,116     94,489     46,525     8,770      1,368       -      345,390
                                 ---------     ------     ------    -------     ------    ------      -----     ------   -------

Interest-sensitivity gap.........$  61,896     (2,906)   (19,833)    26,274    (30,579)    3,375      2,729     (1,529)   39,427
                                 =========     ======    =======    =======    =======    ======      =====     ======   =======

Cumulative interest-
    sensitivity gap..............$  61,896     58,990     39,157     65,431     34,852    38,227     40,956
                                 =========     ======     ======     ======     ======    ======     ======

Cumulative interest-sensitivity
    gap as a percentage of
    total assets.................    15.46%     14.74%      9.78%     16.35%      8.71%     9.55%     10.23%
                                 =========     ======     ======     ======     ======    ======     ======
Cumulative interest-earning assets
    as a percentage of cumulative
    interest-bearing liabilities.   204.35%    150.37%    120.16%    122.66%    110.40%   111.11%    111.86%
                                 =========     ======     ======     ======     ======    ======     ======

(1) Represents premiums, discounts, market value adjustments and provision for loan losses.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 TO DECEMBER 31, 1996

General Operating Results.  Net income for the year ended December 31, 1997, was
    $3.8 million or $1.01 per share, compared to net income for the year ended December 31, 1996 of $2.2 million or $.54 per share. The increase in net income was primarily the result of an increase of $1.5 million in net interest income before provision for loan losses for 1997, and the effect of the one-time SAIF assessment during 1996 of $1.7 million before taxes.

Interest Income. Interest income increased $3.9 million, or 16.3%, from $24.2 million for the year ended December 31, 1996 to $28.2 million for the year ended December 31, 1997. The increase was due to an increase in the average balance of total interest-earning assets from $321.9 million for the year ended December 31, 1996 to $361.1 million for the year ended December 31, 1997, an increase of $39.2 million, or 12.2% and an increase in the average yield on interest-earning assets from 7.52% for the year ended December 31, 1996 to 7.80% for the year ended December 31, 1997. The average yield on loans decreased from 8.33% for the year ended December 31, 1996 to 8.31% for the year ended December 31, 1997. The average yield on mortgage-backed securities increased from 6.25% for the year ended December 31, 1996 to 6.45% for the year ended December 31, 1997. The average yield on investment securities and other interest earning assets increased from 6.00% for the year ended December 31, 1996 to 6.09% for the year ended December 31, 1997.

Interest Expense. Interest expense increased $2.5 million from $13.0 million at December 31, 1996 to $15.4 million at December 31, 1997. The increase was due to a $43.4 million or 15.8% increase in the average balance of total interest-bearing liabilities from $274.4 million for the year ended December 31, 1996 to $317.7 million for the year ended December 31, 1997 and an increase in the weighted-average rate paid on interest-bearing liabilities from 4.72% during 1996 to 4.85% in 1997.

Provision for Loan Losses. The Savings Bank's provision for loan losses increased from $107,000 for the year ended December 31, 1996 to $649,000 for the year ended December 31, 1997. The increase of $542,000 is due to the growth of the commercial loan portfolio and reflects the Savings Bank's continuing policy of evaluating the adequacy of its allowance for loan losses and prevailing standards within the thrift industry. Generally, such evaluation includes consideration of the level of nonperforming loans and the level and composition of the Savings Bank's loan portfolio.

Noninterest Income. Noninterest income increased from $809,000 for the year ended December 31, 1996 to $1.2 million for the year ended December 31, 1997. The increase was due to a gain on the sale of other assets during 1997 of $302,000, with no corresponding amount during 1996 and an increase in other service charges and fees of $94,000 for the year ended December 31, 1997.

Noninterest  Expense.  Noninterest  expense  consists  primarily of salaries and employee benefits, occupancy expense and deposit insurance premiums. Noninterest expense decreased $826,000 for the year ended December 31, 1997 compared to 1996. This decrease was primarily due to the one-time SAIF recapitalization expense of $1.7 million during 1996 and a related decrease in deposit insurance premium of $477,000 during 1997, partially offset by increases in salaries and employee benefits of $934,000 and occupancy expense of $118,000. The remaining items in noninterest expense increased $254,000 for the year ended December 31, 1997 compared to the year ended December 31, 1996 primarily due to the growth of the Company.

Provision for Income Taxes. The provision for federal and state income taxes increased from $1.5 million for the year ended December 31, 1996 to $2.1 million for the year ended December 31, 1997. The effective tax rate decreased from 40.4% for the year ended December 31, 1996 to 35.7% for the year ended December 31, 1997.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 TO DECEMBER 31, 1995

General Operating Results.  Net income for the year ended December 31, 1996, was
    $2.2 million or $.54 per share, compared to net income for the year ended December 31, 1995 of $3.1 million or $.73 per share. The decrease in net income was primarily the result of the effect of the one-time SAIF assessment of $1.7 million before taxes, included in noninterest expense, partially offset by an increase of $949,000 in net interest income before provision for loan losses.

Interest Income. Interest income increased $1.7 million, or 7.7% from $22.5 million for the year ended December 31, 1995 to $24.2 million for the year ended December 31, 1996. The increase was due to an increase in the average balance of total interest-earning assets from $307.7 million for the year ended December 31, 1995 to $321.9 million for the year ended December 31, 1996, an increase of $14.2 million, or 4.6%, primarily as a result of new branch openings, and an increase in the average yield on interest-earning assets from 7.31% for the year ended December 31, 1995 to 7.52% for the year ended December 31, 1996. The average yield on loans decreased from 8.43% for the year ended December 31, 1995 to 8.33% for the year ended December 31, 1996. The average yield on mortgage-backed securities increased from 6.01% for the year ended December 31, 1995 to 6.25% for the year ended December 31, 1996. The average yield on investment securities and other interest earning assets decreased from 6.12% for the year ended December 31, 1995 to 6.00% for the year ended December 31, 1996.

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

Provision for Income Taxes. The provision for federal and state income taxes decreased from $1.9 million for the year ended December 31, 1995 to $1.5 million for the year ended December 31, 1996. The effective tax rate increased from 38.4% for the year ended December 31, 1995 to 40.4% for the year ended December 31, 1996.

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

FUTURE ACCOUNTING REQUIREMENTS

The FASB has recently issued the following Statements of Financial Accounting Standards which are relevant to the Company:

    Financial  Accounting   Standards  130  -  Reporting   Comprehensive  Income
    establishes standards for reporting comprehensive income. The Standard defines comprehensive income as the change in equity of an enterprise except those resulting from stockholder transactions. All components of comprehensive income are required to be reported in a new financial statement that is displayed with equal prominence as existing financial statements. The Company will be required to adopt this Standard effective January 1, 1998. As the Statement addresses reporting and presentation issues only, there will be no impact on operating results from the adoption of this Standard.

    Financial Accounting Standards 131 - Disclosures about Segments of an Enterprise and Related Information establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will be required to adopt this Standard effective January 1, 1998. As the Standard addresses reporting and disclosure issues only, there will be no impact on operating results from adoption of this Standard.

                               FFLC BANCORP, INC.
  (Parent Company of First Federal Savings Bank of Lake County and Subsidiary)
                                Leesburg, Florida


                    Audited Consolidated Financial Statements
                           December 31, 1997 and 1996
                        and for each of the Years in the
                       Three Years Ended December 31, 1997


                  (Together with Independent Auditors' Report)

                                                 FFLC BANCORP, INC.

                                            Consolidated Balance Sheets
                                     ($ in thousands, except per share amounts)

                                                                                                December 31,
                                                                                        --------------------------
                                                                                           1997             1996
                                                                                        --------          --------
            Assets
Cash and due from banks...........................................................    $    7,122             6,080
Interest-bearing deposits.........................................................         8,562             4,077
                                                                                        --------          --------

            Cash and cash equivalents.............................................        15,684            10,157
                                                                                         -------          --------

Investment securities held to maturity, at cost
    (market value of $3,077 in 1997 and $3,271 in 1996)...........................         3,031             3,239
Investment securities available for sale, at market...............................        17,276            29,593
Mortgage-backed and related securities held to maturity, at cost (market value
    of $29,443 in 1997 and $47,396 in 1996).......................................        28,986            46,892
Mortgage-backed and related securities available for sale, at market..............         9,305            18,844
Loans receivable, net of allowance for loan losses of $1,684 in 1997
    and $1,063 in 1996............................................................       315,353           227,948
Accrued interest receivable:
    Investment securities.........................................................           348               577
    Mortgage-backed securities....................................................           189               243
    Loans receivable..............................................................         1,597             1,199
Premises and equipment, net.......................................................         5,313             5,144
Foreclosed real estate............................................................           507               361
Real estate held for development..................................................           122               122
Restricted securities - Federal Home Loan Bank stock, at cost.....................         2,304             1,939
Other assets    ..................................................................           222               184
                                                                                       ---------         ---------

            Total.................................................................     $ 400,237           346,442
                                                                                         =======           =======

                                                                                               December 31,
                                                                                        --------------------------
                                                                                           1997             1996
                                                                                        --------          --------
            Liabilities and Stockholders' Equity

Liabilities:
    NOW and money market accounts.................................................        50,597            43,306
    Savings accounts..............................................................        24,503            27,412
    Certificates..................................................................       240,290           211,946
                                                                                         -------           -------

            Total deposits........................................................       315,390           282,664
                                                                                         -------           -------

Advances from Federal Home Loan Bank..............................................        30,000               150
Securities sold under agreements to repurchase....................................         -                 8,048
Deferred income taxes.............................................................           737               930
Accrued expenses and other liabilities............................................         2,681             1,024
                                                                                        --------          --------

            Total liabilities.....................................................       348,808           292,816
                                                                                         -------           -------

Commitments and contingencies (Notes 5, 10 and 13)

Stockholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares authorized,
        none outstanding..........................................................         -                  -
    Common stock, $.01 par value, 4,500,000 shares authorized,
        4,312,146 in 1997 and 2,777,393 in 1996 shares issued.....................            43                28
    Additional paid-in-capital....................................................        28,265            27,386
    Retained income...............................................................        36,622            33,962
    Unrealized loss on securities available for sale, net of tax of
        $53 in 1997 and $116 in 1996..............................................           (88)             (193)
    Treasury stock, at cost (568,158 shares in 1997 and
        339,656 shares in 1996)...................................................       (12,466)           (6,295)
    Stock held by Incentive Plan Trusts...........................................          (947)           (1,262)
                                                                                       ---------          --------

            Total stockholders' equity............................................        51,429            53,626
                                                                                        --------          --------

            Total.................................................................     $ 400,237           346,442
                                                                                         =======           =======


See accompanying Notes to Consolidated Financial Statements.

                                            FFLC BANCORP, INC.

                                    Consolidated Statements of Income
                                ($ in thousands, except per share amounts)

                                                                         Year Ended December 31,
                                                                     1997           1996           1995
                                                                ----------     ----------     ----------
Interest income:
    Loans receivable                                            $   22,318         16,813         13,817
    Mortgage-backed securities                                       3,431          5,020          6,403
    Investment securities and time deposits                          2,407          2,385          2,273
                                                                ----------     ----------     ----------

        Total interest income                                       28,156         24,218         22,493
                                                                ----------     ----------     ----------
Interest expense:
    Deposits                                                        14,279         12,900         12,143
    Borrowed funds                                                   1,137             59             40
                                                                ----------     ----------     ----------

        Total interest expense                                      15,416         12,959         12,183
                                                                ----------     ----------     ----------

        Net interest income                                         12,740         11,259         10,310

Provision for loan losses                                              649            107            124
                                                                ----------     ----------     ----------

        Net interest income after provision for loan losses         12,091         11,152         10,186
                                                                ----------     ----------     ----------
Noninterest income:
    Deposit account fees                                               485            489            477
    Other service charges and fees                                     360            266            173
    Gain on sale of securities available for sale                       11           --             --
    Gain on sale of other assets                                       302           --             --
    Other                                                               61             54             59
                                                                ----------     ----------     ----------

        Total noninterest income                                     1,219            809            709
                                                                ----------     ----------     ----------

Noninterest expense:
    Salaries and employee benefits                                   4,674          3,740          3,384
    Occupancy expense                                                  930            812            579
    Deposit insurance premium                                          147            624            579
    SAIF recapitalization assessment                                  --            1,655           --
    Advertising and promotion                                          224            122            120
    Data processing expense                                            429            384            322
    Professional services                                              229            270            259
    Other                                                              840            692            631
                                                                ----------     ----------     ----------

        Total noninterest expense                                    7,473          8,299          5,874
                                                                ----------     ----------     ----------

                                                                        Year Ended December 31,
                                                                     1997           1996           1995
                                                                ----------     ----------     ----------
Income before income taxes                                           5,837          3,662          5,021

Income taxes                                                         2,083          1,478          1,928
                                                                ----------     ----------     ----------

Net income                                                      $    3,754          2,184          3,093
                                                                ==========     ==========     ==========

Basic income per share of common stock                          $     1.01            .54            .73
                                                                ==========     ==========     ==========

Weighted average number of shares outstanding for basic          3,700,220      4,069,825      4,232,448
                                                                ==========     ==========     ==========

Diluted income per share of common stock                        $      .96            .51            .70
                                                                ==========     ==========     ==========

Weighted average number of shares outstanding for diluted        3,911,256      4,267,992      4,427,098
                                                                ==========     ==========     ==========

See accompanying Notes to Consolidated Financial Statements.

                                                         FFLC BANCORP, INC.

                                           Consolidated Statements of Stockholders' Equity
                                             ($ in thousands, except per share amounts)


                                                                                                            Stock
                                                                          Unrealized                         Held
                                                                            Loss on                           By
                                           Additional                     Securities                       Incentive       Total
                               Common       Paid-In         Retained      Available        Treasury          Plan      Stockholders'
                               Stock        Capital          Income        For Sale          Stock          Trusts         Equity
                              -------     -----------       --------      ----------      ----------      ----------     --------
Balance at December 31,
     1994................       $ 28        26,724          30,372            (732)          -             (2,630)        53,762

Net proceeds from the
     issuance of 7,581
     shares of common
     stock...............         -             76            -               -              -               -                76

Shares committed to
     participants in
     incentive plans
     (164,980 shares
     remain uncommitted
     at December 31,
     1995)...............         -            241            -               -              -                684            925

Dividends paid, net of
     $56 of dividends
     on ESOP shares
     recorded as
     compensation
     expense.............         -           -               (761)           -              -               -             (761)

Purchase of treasury
     stock, 132,044
     shares..............         -           -               -               -            (2,373)           -            (2,373)

Net income...............         -           -              3,093            -              -               -             3,093

Change in unrealized
     gains (losses) on
     securities available
     for sale, net of
     income taxes of
     $384................         -           -               -                638           -               -               638
                                ----        ------          ------            ----         ------          ------         ------

Balance at December 31,
     1995................       $ 28        27,041          32,704             (94)        (2,373)         (1,946)        55,360
                                ====        ======          ======            ====         ======          ======         ======

                                                                     (continued)

                                                         FFLC BANCORP, INC.

                                     Consolidated Statements of Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)


                                                                                                            Stock
                                                                          Unrealized                         Held
                                                                            Loss on                           By
                                           Additional                     Securities                       Incentive       Total
                               Common       Paid-In         Retained      Available        Treasury          Plan      Stockholders'
                               Stock        Capital          Income        For Sale          Stock          Trusts         Equity
                              -------     -----------       --------      ----------      ----------      ----------     --------
Balance at December 31,
     1995................        $ 28          27,041       32,704            (94)        (2,373)          (1,946)       55,360

Net proceeds from the
     issuance of 7,993
     shares of common
     stock...............         -                80          -              -              -                -              80

Shares committed to
     participants in
     incentive plans
     (130,217 shares
     remain uncommitted
     at December 31,
     1996)...............         -               265          -              -              -                684           949

Dividends paid, net of
     $60 of dividends
     on ESOP shares
     recorded as
     compensation
     expense.............         -               -           (926)           -              -                -            (926)

Purchase of treasury
     stock, 207,612
     shares..............         -               -            -              -           (3,922)             -          (3,922)

Net income...............         -               -          2,184            -              -                -           2,184

Change in unrealized
     gains (losses) on
     securities available
     for sale, net of
     income taxes of
     $59.................          -              -            -              (99)           -                -             (99)
                                 ----          ------       ------           ----         ------           ------        ------
Balance at December 31,
     1996................        $ 28          27,386       33,962           (193)        (6,295)          (1,262)       53,626
                                 ====          ======       ======           ====         ======           ======        ======

                                                                     (continued)

                                                         FFLC BANCORP, INC.

                                     Consolidated Statements of Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)

                                                                                                            Stock
                                                                          Unrealized                         Held
                                                                            Loss on                           By
                                           Additional                     Securities                       Incentive       Total
                               Common       Paid-In         Retained      Available        Treasury          Plan      Stockholders'
                               Stock        Capital          Income        For Sale          Stock          Trusts         Equity
                              -------     -----------       --------      ----------      ----------      ----------     --------
Balance at December 31,
     1996................        $ 28         27,386        33,962             (193)         (6,295)          (1,262)       53,626

Net proceeds from the
     issuance of 34,825
     shares of common
     stock...............          -             283          -                -               -                -              283

Shares committed to
     participants in
     incentive plans
     (162,399 shares
     remain uncommitted
     at December 31,
     1997)...............          -             596          -                -               -                 315           911

Dividends paid, net of
     $61 of dividends on
     ESOP shares recorded
     as compensation
     expense.............          -             -          (1,079)            -               -                -           (1,079)

Purchase of treasury
     stock, 228,502
     shares..............          -             -            -                -             (6,171)            -           (6,171)

Net income...............          -             -           3,754             -               -                -            3,754

Change in unrealized
     gains (losses) on
     securities available
     for sale, net of
     income taxes of
     $63.................          -             -            -                 105            -                -              105

Five-for-three stock
     split in November,
     1997................          15            -             (15)            -               -                -             -
                                 ----         ------        ------             ----         -------             ----        ------
Balance at December 31,
     1997................        $ 43         28,265        36,622              (88)        (12,466)            (947)       51,429
                                =====         ======        ======             ====         =======             ====        ======

See accompanying Notes to Consolidated Financial Statements.

                                                  FFLC BANCORP, INC.

                                         Consolidated Statements of Cash Flows
                                                   ($ in thousands)

                                                                                       Year Ended December 31,
                                                                                -------------------------------------
                                                                                  1997           1996           1995
                                                                                  ----           ----           ----
Cash flows from operating activities:
    Net income      .........................................................   $ 3,754           2,184         3,093
    Adjustments to reconcile net income
        to net cash provided by operations:
            Provision for loan losses........................................       649             107           124
            Depreciation.....................................................       395             345           212
            Gain on sale of securities available for sale....................       (11)            -            -
            Gain on sale of foreclosed real estate...........................       (11)            -              (7)
            (Credit) provision for deferred income taxes.....................      (256)           (116)          152
            Shares committed and dividends to incentive
                plan participants............................................       972           1,009           981
            Amortization of premiums or discounts
                on investment and mortgage-backed securities.................       (44)           (106)          (12)
            Deferral (accretion) of deferred loan fees and unearned interest.       254             139           (16)
            Purchase of Federal Home Loan Bank stock.........................      (365)            (11)         -
            Increase in accrued interest receivable..........................      (115)            (73)         (181)
            (Increase) decrease in other assets..............................       (38)            145          (112)
            Increase (decrease) in accrued expenses and other liabilities....     1,657            (490)          125
                                                                                -------          ------       -------

                    Net cash provided by operating activities................     6,841           3,133         4,359
                                                                                -------          ------        ------

Cash flows from investing activities:
    Purchase of investment securities held to maturity.......................      -                -            (475)
    Proceeds from maturities of investment securities held to maturity.......       208             202           290
    Purchase of investment securities available for sale.....................    (7,490)        (22,743)       (2,562)
    Proceeds from maturities of investment securities available for sale.....    18,924          14,953         5,633
    Proceeds from sales of investment securities available for sale..........       958             -            -
    Purchase of mortgage-backed securities held to maturity..................      -                -          (4,275)
    Principal repayments on mortgage-backed securities
        held to maturity.....................................................    17,927          28,098        27,013
    Purchase of mortgage-backed securities available for sale................      -             (8,596)       (1,762)
    Principal repayments on mortgage-backed securities
        available for sale...................................................     9,666           8,614         2,878
    Purchase of loans receivable.............................................      -             (2,106)         -
    Proceeds from sale of loans receivable...................................      -              1,557          -
    Loan disbursements.......................................................  (143,538)        (83,569)      (56,751)
    Principal repayments on loans............................................    54,840          39,106        21,302
    Purchase of premises and equipment, net..................................      (564)           (672)       (1,918)
    Proceeds from sales of foreclosed real estate............................       255              70           104
                                                                               --------         -------       -------

                    Net cash used in investing activities....................   (48,814)        (25,086)      (10,523)
                                                                                -------          ------        ------

                                                                     (continued)

                                                  FFLC BANCORP, INC.

                                   Consolidated Statements of Cash Flows, Continued
                                                   ($ in thousands)

                                                                                       Year Ended December 31,
                                                                               --------------------------------------
                                                                                  1997            1996          1995
                                                                                 ------         -------       -------
Cash flows from financing activities:
    Net increase (decrease) in noninterest-bearing demand, savings,
        NOW and money market accounts........................................     4,382           3,152        (8,968)
    Net increase in certificate accounts.....................................    28,344          11,809        24,920
    Net increase in Federal Home Loan Bank advances..........................    29,850            -             -
    Net (decrease) increase in securities sold under agreements
        to repurchase........................................................    (8,048)          8,048        (3,000)
    Stock options exercised..................................................       283              80            76
    Purchase of treasury stock...............................................    (6,171)         (3,922)       (2,373)
    Cash dividends paid......................................................    (1,140)           (986)         (817)
                                                                                 ------         -------       -------

                Net cash provided by financing activities....................    47,500          18,181         9,838
                                                                                 ------          ------        ------

Net increase (decrease) in cash and cash equivalents.........................     5,527          (3,772)        3,674

Cash and cash equivalents at beginning of year...............................    10,157          13,929        10,255
                                                                                 ------          ------        ------

Cash and cash equivalents at end of year.....................................  $ 15,684          10,157        13,929
                                                                                 ======          ======        ======
Supplemental disclosures of cash flow information
Cash paid during the year for:
        Interest..........................................................     $ 15,125         12,937         12,082
                                                                                 ======         ======         ======
        Income taxes......................................................     $  2,212          1,500          2,009
                                                                                 ======         ======         ======
    Noncash investing and financing activities:

        Increase (decrease) in equity valuation allowance
            for market value of investments...............................    $     105           (99)            638
                                                                                =======        ======         =======
        Transfers from loans to foreclosed real estate....................    $     444            287            478
                                                                                =======         ======        =======
        Loans originated on sales of foreclosed real estate...............    $      54             21            300
                                                                               ========        =======        =======
        Loans funded by and sold to correspondent.........................    $   2,469          2,368          1,151
                                                                              =========        =======        =======
        Transfer of investment and mortgage-backed
            securities from held-to-maturity category
            to available-for-sale category, as permitted
            under SFAS No. 115 Implementation Guide.......................    $      -               -         14,759
                                                                              =========        =======        =======

See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996 and 1995

(1)  Summary of Significant Accounting Policies
    FFLCBancorp,  Inc. (the "Holding  Company") was  incorporated in Delaware on
        September 16, 1993 as a unitary savings and loan holding company. The Holding Company completed its public offering of 4,603,032 shares (adjusted for stock split) of common stock on January 4, 1994 and acquired First Federal Savings Bank of Lake County (the "Savings Bank") in connection with the Savings Bank's conversion from a federally-chartered mutual savings association to a federally-chartered stock savings bank. The Holding Company's acquisition of the Savings Bank was accounted for as a pooling-of-interest. The Savings Bank was established in 1934 as a federally-chartered mutual savings and loan association. The Savings Bank is a community-oriented savings institution which offers a variety of financial services to individuals and businesses primarily located in Lake County and Sumter County, Florida. The deposits of the Savings Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF").

    Principles of Consolidation. The consolidated financial statements include the accounts of the Holding Company, the Savings Bank, and the Savings Bank's wholly-owned subsidiary, Lake County Service Corporation (the "Service Corporation"). All significant intercompany transactions and balances have been eliminated in consolidation.

    General. The accounting and reporting policies of FFLC Bancorp, Inc. and its subsidiaries (together, the "Company") conform to generally accepted accounting principles and to general practices within the thrift industry. All per share amounts presented reflect the effect of the five-for-three stock split in November, 1997. The following summarizes the significant accounting policies of the Company:

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

    Cashand  Cash   Equivalents.   For  the  purpose  of   presentation  in  the
        consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance-sheet caption "cash and cash equivalents."

        The Savings Bank is required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at a Federal Reserve Bank. The Savings Bank exceeded this requirement, which was $843,000 and $680,000 at December 31, 1997 and 1996, respectively.

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

        Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary have resulted in write-downs of the individual securities to their fair value. There were no such write-downs included in earnings as realized losses during the three years ended December 31, 1997.

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

    Stock-Based  Compensation.  Statement of Financial  Accounting Standards No.
        123, "Accounting for Stock-Based Compensation" establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to follow APB Opinion 25 and related interpretations in accounting for its employee stock options.

    Off-Balance Sheet Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet instruments consisting of commitments to extend credit and commitments under lines of credit. Such financial instruments are recorded in the financial statements when they are funded.

    FairValues of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

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

    Net Income Per Share of Common Stock.  During 1997, the Company  adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 provides accounting and reporting standards for calculating earnings per share. Basic income per share of common stock has been computed by dividing the net income for the year by the weighted average number of shares outstanding. Shares of common stock purchased by the Employee Stock Option Plan ("ESOP") and the Retention and Recognition Plan ("RRP") incentive plans (see Note 17) are only considered outstanding when the shares are released or committed to be released for allocation to participants. The ESOP initially purchased 368,242 shares, of which 4,383 shares were released for allocation to participants each month beginning in January, 1994. At December 31, 1997, 162,399 shares remain uncommitted and are not considered outstanding for purposes of the computation of net income per share of common stock. The RRP initially purchased 184,122 shares, of which 178,063, 177,517 and 179,541 were allocated to participants and are considered outstanding for December 31, 1995, 1996 and 1997, respectively. The remaining unallocated RRP shares were not considered outstanding during 1995, 1996 and 1997. Diluted income per share is computed by dividing net income by the weighted average number of shares outstanding including the dilutive effect of stock options (see Note 17) computed using the treasury stock method prescribed by SFAS No. 128. The following table presents the calculation of net income per share of common stock:

                                                                                       Year Ended December 31,
                                                                             ----------------------------------------
                                                                                1997           1996            1995
                                                                              ---------       ---------     ---------
            Weighted average shares of common stock issued
                and outstanding before adjustments for ESOP,
                RRP and common stock options................................  3,890,019       4,317,500     4,532,392

            Adjustment to reflect the effect of unallocated
                ESOP and RRP shares.........................................   (189,799)       (247,675)     (299,894)
                                                                              ---------       ---------     ---------

            Weighted average shares for basic income per share..............  3,700,220       4,069,825     4,232,498
                                                                              =========       =========     =========

            Basic income per share.......................................... $     1.01             .54           .73
                                                                             ==========      ==========     =========
            Total weighted average common shares and equivalents
                outstanding for basic income per share
                computation.................................................  3,700,220       4,069,825     4,232,498

            Additional  dilutive  shares using the average market value for the period utilizing the treasury stock method
                regarding stock options.....................................    211,036         198,167       194,600
                                                                             ----------      ----------    ----------
            Weighted average common shares and equivalents
                outstanding for diluted income per share....................  3,911,256       4,267,992     4,427,098
                                                                              =========       =========     =========

            Diluted income per share........................................ $      .96             .51           .70
                                                                             ==========       =========    ==========

    Future Accounting  Requirements.  The FASB has recently issued the following
        Statements of Financial  Accounting  Standards which are relevant to the
        Company:

            Financial Accounting Standards 130 - Reporting Comprehensive Income establishes standards for reporting comprehensive income. The Standard defines comprehensive income as the change in equity of an enterprise except those resulting from stockholder transactions. All components of comprehensive income are required to be reported in a new financial statement that is displayed with equal prominence as existing financial statements. The Company will be required to adopt this Standard effective January 1, 1998. As the Statement addresses reporting and presentation issues only, there will be no impact on operating results from the adoption of this Standard.

            Financial Accounting Standards 131 - Disclosures about Segments of an Enterprise and Related Information establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will be required to adopt this Standard effective January 1, 1998. As the Standard addresses reporting and disclosure issues only, there will be no impact on operating results from adoption of this Standard.

    Reclassifications.  Certain  amounts  in  the  1995  and  1996  consolidated
        financial   statements   have  been   reclassified  to  conform  to  the
        presentation for 1997.

(2)  Investment Securities
    Investment securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair values at December 31, were as follows:

                                                                               Gross          Gross
                                                                 Amortized   Unrealized     Unrealized        Fair
                                                                   Cost        Gains          Losses          Value
                                                                   ----        -----          ------          -----
        At December 31, 1997:                                                      (In thousands)
        Investment securities held to maturity-
            SBA-related investment securities...................$  3,031           46          -              3,077
                                                                  ======           ==        =====           ======

        Investment securities available for sale:
            Mutual funds........................................   9,258           -           (75)           9,183
            U.S. Government and agency securities...............   7,965            2          (30)           7,937
            Other investment securities.........................     151            5          -                156
                                                                 -------          ---        -----           ------

                Total...........................................$ 17,374            7         (105)          17,276
                                                                  ======           ==          ===           ======

                                                                               Gross          Gross
                                                                 Amortized   Unrealized     Unrealized        Fair
                                                                   Cost        Gains          Losses          Value
                                                                   ----        -----          ------          -----
        At December 31, 1996:
        Investment securities held to maturity-
            SBA-related investment securities...................$  3,239           32           -             3,271
                                                                  ======           ==         ====           ======

        Investment securities available for sale:
            Mutual funds........................................   9,035            -         (115)           8,920
            U.S. Government and agency securities...............  20,208            2          (34)          20,176
            Other investment securities.........................     495            3           (1)             497
                                                                 -------           --        -----          -------

                Total...........................................$ 29,738            5         (150)          29,593
                                                                  ======           ==          ===           ======


    Gross realized gains on sales of available-for-sale securities were $11,000 during the year ended December 31, 1997. There were no gross realized losses during the year ended December 31, 1997. There were no sales of investment securities during 1996 and 1995.

    The scheduled maturities of investment securities held to maturity and investment securities (other than equity) available for sale at December 31, 1997 were as follows:


                                Held-to-Maturity Securities         Available-for-Sale Securities
                                ---------------------------         -----------------------------
                                     Amortized    Fair                     Amortized     Fair
                                       Cost       Value                      Cost       Value
                                       ----       -----                      ----       -----
                                                          (In thousands)
Due within one year                  $ --         --                       2,000      2,000
Due from one year to five years        --         --                       4,979      4,952
Due from five years to ten years       --         --                         986        985
Due after ten years                   3,031      3,077                       151        156
                                     ------     ------                    ------     ------

    Total                            $3,031      3,077                     8,116      8,093
                                     ======      =====                     =====      =====

    Investment securities carried at approximately $3.4 million and $3.0 million at December 31, 1997 and 1996, respectively, were pledged to secure public funds and tax deposits.

(3)  Mortgage-Backed Securities
    The principal balance, amortized cost and estimated market values of mortgage-backed securities were as follows:

                                                Principal      Unamortized      Unearned    Amortized         Fair
                                                 Balance        Premiums       Discounts      Cost            Value
                                                 -------        --------       ---------      ----            -----
        At December 31, 1997:                                              (In thousands)
          Securities held to maturity:
            FHLMC certificates..................$  8,051             2           (8)           8,045           8,226
            GNMA certificates...................   7,834             1          (28)           7,807           8,044
            FNMA certificates...................   3,951            -            (2)           3,949           4,009
            Collateralized mortgage
                obligations.....................   9,187             1           (3)           9,185           9,164
                                                  ------            --           --          -------          ------

                                                $ 29,023             4          (41)          28,986          29,443
                                                  ======            ==           ==           ======          ======

          Securities available for sale:
            FHLMC certificates..................   1,482             1           -             1,483           1,462
            FNMA certificates...................   1,730            18           -             1,748           1,766
            Collateralized mortgage
                obligations.....................   6,109             9           (1)           6,117           6,077
                                                  ------            --           --          -------          ------

                                                $  9,321            28           (1)           9,348           9,305
                                                  ======            ==           ==          =======          ======

                                       31

                                                Principal      Unamortized      Unearned    Amortized         Fair
                                                 Balance        Premiums       Discounts      Cost            Value
                                                 -------        --------       ---------      ----            -----
                                                                            (In thousands)
        At December 31, 1996:
          Securities held to maturity:
            FHLMC certificates..................$  9,505              3          (10)           9,498           9,752
            GNMA certificates...................   9,520              1          (41)           9,480           9,791
            FNMA certificates...................   5,561             -            (3)           5,558           5,637
            Collateralized mortgage
                obligations.....................  22,365              7          (16)          22,356          22,216
                                                  ------             --           --           ------          ------

                                                $ 46,951             11          (70)          46,892          47,396
                                                  ======             ==           ==           ======          ======
          Securities available for sale:
            FHLMC certificates..................   5,081              4           (2)           5,083           4,995
            FNMA certificates...................   1,973             20            -            1,993           1,998
            Collateralized mortgage
                obligations.....................  11,933             20          (21)          11,932          11,851
                                                  ------             --           --           ------          ------

                                                $ 18,987             44          (23)          19,008          18,844
                                                  ======             ==           ==           ======          ======

    The amortized cost, gross unrealized gains and losses and estimated market values of mortgage-backed securities were as follows:

                                                                     Gross        Gross
                                                      Amortized    Unrealized   Unrealized         Fair
                                                        Cost         Gains        Losses           Value
                                                        ----         -----        ------           -----
        At December 31, 1997:                                            (In thousands)
          Securities held to maturity:
            FHLMC certificates....................... $   8,045         183          (2)           8,226
            GNMA certificates........................     7,807         237          -             8,044
            FNMA certificates........................     3,949          61          (1)           4,009
            Collateralized mortgage
                obligations..........................     9,185         -           (21)           9,164
                                                         ------       -----          --           ------

                                                       $ 28,986         481         (24)          29,443
                                                         ======         ===          ==           ======
          Securities available for sale:
            FHLMC certificates.......................     1,483          -          (21)           1,462
            FNMA certificates........................     1,748          25          (7)           1,766
            Collateralized mortgage
                obligations..........................     6,117          -          (40)           6,077
                                                         ------       -----          --           ------

                                                       $  9,348          25         (68)           9,305
                                                         ======         ===          ==           ======

                                                                Gross        Gross
                                                 Amortized    Unrealized   Unrealized         Fair
                                                   Cost         Gains        Losses           Value
                                                   ----         -----        ------           -----
                                                                   (In thousands)
        At December 31, 1996:
          Securities held to maturity:
            FHLMC certificates..................  $  9,498         268           (14)          9,752
            GNMA certificates...................     9,480         315            (4)          9,791
            FNMA certificates...................     5,558          86            (7)          5,637
            Collateralized mortgage
                obligations.....................    22,356           8          (148)         22,216
                                                    ------         ---           ---          ------

                                                  $ 46,892         677          (173)         47,396
                                                    ======         ===           ===          ======
          Securities available for sale:
            FHLMC certificates..................     5,083           8           (96)          4,995
            FNMA certificates...................     1,993          24           (19)          1,998
            Collateralized mortgage
                obligations.....................    11,932          -            (81)         11,851
                                                    ------         ---           ---          ------

                                                  $ 19,008          32          (196)         18,844
                                                    ======         ===           ===          ======

    There were no sales of mortgage-backed securities during the years ended December 31, 1997, 1996 and 1995.

    The Company's portfolio of mortgage-backed securities include collateralized mortgage obligations (CMOs). CMOs are generally divided into tranches whereby principal repayments from the underlying mortgages are used sequentially to retire the securities according to the priority of the tranches. The Company invests in the following collateralized mortgage obligation tranches: sequential, planned amortization class, targeted amortization class or support or companion floating-rate tranches. Such tranches have stated maturities ranging from 1-27 years; however, because of prepayments, the expected weighted average life of these securities at December 31, 1997 is approximately 2.2 years. The majority of the CMOs owned by the Company are insured or guaranteed, either directly or indirectly, through mortgage-backed securities underlying the obligations by either the FNMA, FHLMC or GNMA. Depending on the amount of the Company's available-for-sale mortgage-backed securities, fluctuations in the interest rate environment and other factors, the Company may experience material effects on its capital resources due to categorizing these securities as available for sale. The Company's CMOs may be subject to price movements which typically result from prepayment on the underlying obligations. The Company's CMOs have coupon rates ranging from 4.00% to 7.53% and had a weighted average rate of 6.14% at December 31, 1997. The Company purchases only CMOs rated AA or better by nationally recognized rating services.

(4)  Loans Receivable
    The components of loans were as follows:

                                                            At December 31,
                                                          1997           1996
                                                       ---------      ---------
                                                            (In thousands)
First mortgage loans secured by:
    One-to-four-family residential                     $ 245,524        191,788
    Construction and land                                  3,528          5,489
    Multi-family units                                     4,464          4,180
    Commercial real estate, churches and other            37,975         13,565
Consumer loans                                            32,834         21,899
Commercial loans                                           4,632           --
                                                       ---------      ---------

        Subtotal                                         328,957        236,921

    Undisbursed portion of loans in process              (12,253)        (8,007)
    Net deferred loan costs                                  333             97
    Allowance for loan losses                             (1,684)        (1,063)
                                                       ---------      ---------

        Loans receivable, net                          $ 315,353        227,948
                                                       =========      =========

    An analysis of the change in the allowance for loan losses follows:

                                                 Year Ended December 31,
                                        ---------------------------------------
                                           1997           1996           1995
                                        -------         -------         -------
                                                    (In thousands)
Balance at January 1                    $ 1,063             977             869

Loans charged off                           (28)            (21)            (16)

Provision for loan losses                   649             107             124
                                        -------         -------         -------

Balance at December 31                  $ 1,684           1,063             977
                                        =======         =======         =======

    There were no impaired loans recognized under SFAS 114 and 118 during the years ended December 31, 1997 and 1996.

    The Company  originates or purchases  nonresidential  real  property  loans.
        These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Nearly all of the Company's real property loans were collateralized by real property in Lake and Sumter Counties, Florida.

    Nonaccrual  loans  at  December  31,  1997  and 1996  totaled  $242,000  and
        $666,000, respectively. For the year ended December 31, 1997, interest income on loans would have been increased approximately $9,000 if the interest on nonaccrual loans at December 31, 1997 had been recorded under the original terms of such loans. All of the nonaccrual loans at December 31, 1997 and 1996 were first-mortgage, single-family residential loans or consumer loans. There have been no loans restructured during any of the periods presented.

(5)  Premises and Equipment
    Components of premises and equipment were as follows:

                                                              At December 31,
                                                          ----------------------
                                                             1997          1996
                                                           ------          -----
                                                              (In thousands)
        Cost:
            Land.......................................   $ 1,754          1,754
            Building and improvements..................     4,380          4,041
            Furniture and equipment....................     2,152          2,145
            Construction in progress...................        11            112
                                                           ------          -----

                Total cost.............................     8,297          8,052

        Less accumulated depreciation..................     2,984          2,908
                                                            -----          -----

            Net book value.............................   $ 5,313          5,144
                                                            =====          =====

    Certain company facilities are leased under various operating leases. Rental expense was $51,000 and $22,000 in 1997 and 1996, respectively. No related rental expense was incurred during 1995. At December 31, 1997, future minimum rental commitments under noncancellable leases were as follows (in thousands):

            Year Ending
            December 31,                                          Amount
            ------------                                          ------

                1998..........................................     $  68
                1999..........................................        73
                2000..........................................        21
                2001..........................................        18
                2002..........................................        18
                                                                    ----
                                                                   $ 190
                                                                   =====

(6)  Deposits
    The aggregate   amount  of  short-term   jumbo  CDS,  each  with  a  minimum
        denomination of $100,000, was approximately $12.2 million and $9.0 million in 1997 and 1996, respectively.

    At December 31, 1997, the scheduled maturities of CDS were as follows (in thousands):

            1998............................................... $ 167,162
            1999...............................................    57,898
            2000...............................................    11,094
            2001...............................................     1,924
            2002 and thereafter................................     2,212
                                                                ---------
                                                                $ 240,290
                                                                =========

(7)  Advances from Federal Home Loan Bank and Other Borrowings
    As of December 31, 1997, the Savings Bank had $30.0 million in Federal Home Loan Bank of Atlanta ("FHLB") advances outstanding. These advances had a weighted average interest rate of 6.01% and will mature during the year ended December 31, 2002. The security agreement with FHLB includes a blanket floating lien requiring the Savings Bank to maintain first mortgage loans as pledged collateral in an amount equal to at least, when discounted at 75% of the unpaid principal balances, 100% of these advances. The FHLB stock is also pledged as collateral for these advances.

    The Savings Bank had $30 million of additional credit availability via a FHLB line of credit. The Savings Bank did not draw funds on this line of credit at any time during the years ended December 31, 1997 and 1996.

    The $150,000 community investment fund advance outstanding at December 31, 1996 and 1995 bears interest at 7.17% and matured February 28, 1997. This advance was obtained in accordance with the Community Reinvestment Act to provide lower interest rate financing to developers of low-income housing.

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

    Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                                 Year Ended December 31,
                                                                               ---------------------------
                                                                                  1997             1996
                                                                                  ----             ----
                                                                                  (Dollars in thousands)

       Average balance during the year.....................................    $  5,629               849
                                                                               ========             =====
       Average interest rate during the year...............................        5.74%             5.65%
                                                                               -=======             =====
       Maximum month-end balance
           during the year.................................................    $ 11,952             8,048
                                                                               ========             =====
       Mortgage-backed securities underlying the agreements at year end:

           Carrying value..................................................    $     -              8,245
                                                                               ========             =====
           Fair value......................................................    $     -              8,237
                                                                               ========             =====

(8)  Income Taxes
    The Holding Company and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated proportionally to the Holding Company and each of the subsidiaries as though separate income tax returns were filed.

    The income tax provision is summarized as follows:


                                                  Year Ended December 31,
                                            -------------------------------
                                              1997       1996         1995
                                             ------       -----      -----
                                                     (In thousands)

            Current.......................  $ 2,339       1,594      1,776
            Deferred......................     (256)       (116)       152
                                            -------       -----      -----

                                            $ 2,083       1,478      1,928
                                             ======       =====      =====

    The effective  tax rate on income  before income taxes differs from the U.S.
        statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:


                                                                       Year Ended December 31,
                                            --------------------------------------------------------------------------
                                                      1997                       1996                       1995
                                            --------------------       -------------------       ---------------------
                                             Amount           %         Amount           %         Amount           %
                                                                      (Dollars in thousands)
            Taxes on income at U.S.
                statutory rate........      $ 1,985        34.0%       $ 1,245        34.0%       $ 1,707        34.0%
            State income taxes, net of
                federal tax benefit...          192         3.3            131         3.6            181         3.6
            Other - net...............          (94)       (1.6)           102         2.8             40          .8
                                             ------        ----          -----        ----          -----        ----

            Taxes on income at
                effective rates.......      $ 2,083        35.7%       $ 1,478        40.4%       $ 1,928        38.4%
                                            =======        ====        =======        ====        =======        ====

    Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax liability relate to the following:

                                                                               At December 31,
                                                                         ------------------------
                                                                          1997             1996
                                                                          ----             ----
                                                                               (In thousands)
            Deferred tax liabilities:
                Deferred loan fees.....................................  $   27               111
                Allowance for loan losses..............................     256               501
                FHLB stock dividends...................................     304               304
                Depreciation...........................................     222               186
                Certain accrued interest...............................      17                24
                Other..................................................      82               128
                                                                         ------             -----

            Gross deferred tax liabilities.............................     908             1,254
                                                                         ------             -----

            Deferred tax assets:
                Unrealized loss on securities available for sale.......      53               116
                RRP incentive plan.....................................     118               208
                                                                         ------             -----

            Gross deferred tax assets..................................     171               324
                                                                         ------             -----

            Net deferred tax liabilities...............................  $  737               930
                                                                         ======             =====

    Retained  earnings at  December  31,  1997 and 1996  includes  approximately
        $5,810,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,186,000 at December 31, 1997 and 1996.

    The Small  Business Job  Protection  Act of 1996 (the "1996 Act") enacted on
        August 2, 1996 requires savings institutions, such as the Savings Bank, to recapture certain portions of their accumulated bad debt reserves, and eliminated the Percentage of Taxable Income Method of accounting for bad debts for tax purposes. The Savings Bank was required to change its method of accounting for bad debts for tax purposes effective January 1, 1996. In addition, the Savings Bank will be required to recapture the excess of its bad debt reserves at December 31, 1995 over its base year reserves at December 31, 1987, ratably over a six-year period beginning in 1998. At December 31, 1997, the Savings Bank had approximately $910,000 of deferred tax liabilities recorded for the recapture of its excess bad debt reserves.

(9)  Pension Plan
    Prior to 1996, the Company participated in a multi-employer defined benefit pension plan (the "Pension Plan") which covered substantially all of its employees. The Company's funding policy with respect to the Pension Plan was to make an annual contribution determined by the Pension Plan's actuaries that would not be less than the minimum required contribution, nor greater than the maximum federal income tax deductible limit. The Company's contributions for the Pension Plan for the year ended December 31, 1995 was $65,000. During 1996, the Company decided to withdraw from participation in the Pension Plan, and accordingly, participants' benefits were frozen and participants became fully vested at that date. The Company did not make a contribution to the Pension Plan for 1996.

    In connection with the above, the Company adopted a new defined contribution profit sharing 401(k) plan (the "401(k) Plan") effective April 1, 1996. All employees who have met a minimum service requirement (1,000 hours of service in a twelve-month period) may participate in the Plan. Under the 401(k) Plan, a participant may elect to contribute up to 15% of their annual compensation, subject to IRS limitations on total annual contributions. The Company will make contributions to the 401(k) Plan on a monthly basis at two percent of participants' compensation. Contributions to the 401(k) Plan for the year ended December 31, 1997 and 1996 were $37,000 and $23,000, respectively.

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

    The estimated fair values of the Company's financial instruments were as follows:


                                                                    At December 31, 1997        At December 31, 1996
                                                                    Carrying       Fair         Carrying      Fair
                                                                      Amount       Value          Amount      Value
                                                                                        (In thousands)
              Financial assets:
                  Cash and cash equivalents.........................$  15,684       15,684        10,157       10,157
                  Investment securities.............................   20,307       20,353        32,832       32,865
                  Mortgage-backed securities........................   38,291       38,748        65,736       66,240
                  Loans receivable..................................  315,353      316,528       227,948      224,177
                  Accrued interest receivable.......................    2,134        2,134         2,019        2,019
                  Federal Home Loan Bank stock......................    2,304        2,304         1,939        1,939

              Financial liabilities:
                  Deposit liabilities...............................  315,390      316,689       282,664      284,034
                  Advances from FHLB................................   30,000       30,376           150          150
                  Securities sold under agreements
                      to repurchase.................................     -            -            8,048        8,048


     A summary of the notional amounts of the Company's financial instruments which approximates fair value, with off-balance-sheet risk at December 31, 1997, follows:


                                                                Notional
                                                                 Amount
                                                             (In thousands)
              Commitments to extend credit....................  $ 22,607
                                                                  ======
              Unused lines of credit..........................  $ 11,528
                                                                  ======
              Undisbursed portion of loans in process ........  $ 12,253
                                                                  ======

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

(12)  Related Parties
     Loans to directors and executive officers of the Company were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers were as follows:


                                                                          Year Ended
                                                                         December 31,
                                                                   ---------------------
                                                                    1997            1996
                                                                    ----            ----
                                                                       (In thousands)

            Beginning balance...................................   $ 1,030         1,038
            Amounts related to new officers and directors.......       135           -
            Loans originated....................................       725           111
            Principal repayments................................      (162)         (119)
                                                                    ------         -----

                Ending balance..................................   $ 1,728         1,030
                                                                     =====         =====

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

(14)  Restrictions on Retained Earnings
    The Savings Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1997, approximately $16.0 million of retained earnings were available for dividend declaration without prior regulatory approval.

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

    Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1997, that the Savings Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1997, the most recent notification from the OTS categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain minimum tangible, tier I
        (core), tier I (risk-based) and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    The Savings Bank's actual capital amounts and ratios at December 31, 1997 and 1996 are also presented in the table.

                                                                                                         To Be Well
                                                                              Minimum                    Capitalized
                                                                             For Capital                 For Prompt
                                                                             Adequacy                 Corrective Action
                                                        Actual                Purposes                   Provisions
                                          --------------------        ---------------------        ---------------------
                                             %         Amount            %         Amount            %         Amount
                                          -----     ----------        ------     -----------       -----      ----------
         As of December 31, 1997:                                    (Dollars in thousands)
         Stockholders' equity,
             and ratio to total
             assets.....................  11.12%    $   44,502
         Less: investment in
             nonincludable
             subsidiary.................                  (195)
         Add back: unrealized loss on
             available-for-sale
             securities.................                    42
                                                      --------

         Tangible capital,
             and ratio to adjusted
             total assets...............  11.08%     $  44,349         1.5%      $  6,003
                                                       =======                     ======

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets.....................  11.08%     $  44,349         3.0%      $ 12,006           5.0%      $ 20,009
                                                       =======                     ======                       ======

         Tier 1 capital, and ratio
             to risk-weighted assets....  20.90%        44,349         4.0%      $  8,486           6.0%      $ 12,730
                                                                                   ======                       ======

         Tier 2 capital (allowance for
             loan losses)...............                 1,684
                                                       -------

         Total risk-based capital,
             and ratio to risk-
             weighted assets............  21.70%     $  46,033         8.0%      $ 16,973          10.0%      $ 21,216
                                                       =======                     ======                       ======

         Total assets...................             $ 400,339
                                                       =======

         Adjusted total assets..........             $ 400,186
                                                       =======

         Risk-weighted assets...........             $ 212,162
                                                       =======

                                       41

                                                                                                         To Be Well
                                                                              Minimum                    Capitalized
                                                                             For Capital                 For Prompt
                                                                             Adequacy                 Corrective Action
                                                        Actual                Purposes                   Provisions
                                          --------------------        ---------------------        ---------------------
                                             %         Amount            %         Amount            %         Amount
                                          -----     ----------        ------     -----------       -----      ----------
         As of December 31, 1996:                                    (Dollars in thousands)
         Stockholders' equity,
             and ratio to total
             assets.....................  12.05%    $   41,731
         Less: investment in
             nonincludable
             subsidiary.................                  (201)
         Add back: unrealized loss on
             available-for-sale
             securities.................                   121
                                                     ---------

         Tangible capital,
             and ratio to adjusted
             total assets...............  12.02%    $   41,651         1.5%      $  5,198
                                                      ========                     ======

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets.....................  12.02%    $   41,651         3.0%      $ 10,395           5.0%      $ 17,326
                                                      ========                     ======                       ======

         Tier 1 capital, and ratio
             to risk-weighted assets....  26.29%        41,651         4.0%       $ 6,338           6.0%      $  9,507
                                                                                   ======                       ======

         Tier 2 capital (allowance for
             loan losses)...............                 1,063
                                                     ---------

         Total risk-based capital,
             and ratio to risk-
             weighted assets............  26.96%    $   42,714         8.0%      $ 12,676          10.0%      $ 15,846
                                                      ========                     ======                       ======

         Total assets...................             $ 346,442
                                                       =======

         Adjusted total assets..........             $ 346,511
                                                       =======

         Risk-weighted assets...........             $ 158,456
                                                       =======

                                       42

    On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Savings Bank, to recapitalize the SAIF and spread the obligations for payments of Financing Corporation ("FICO") bonds across all SAIF and BIF members. The FDIC special assessment levied amounted to
        65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment was recognized in the third quarter of 1996 and was tax deductible. The Savings Bank recorded a charge of $1.7 million before taxes during 1996 as a result of the FDIC special assessment. That legislation eliminated the substantial disparity between the amount that BIF and SAIF members had been paying for deposit insurance premiums.

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

    The FDIC substantially lowered SAIF assessments to a range comparable to those of BIF members, although SAIF members will continue to pay the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

(16)  Conversion to Stock Savings Bank
    The Savings Bank successfully completed a conversion from a federally chartered mutual savings association to a federally chartered stock savings bank on January 4, 1994 pursuant to the Plan of Conversion adopted by the Savings Bank's Board of Directors on June 17, 1993 and subsequently approved by regulatory authorities and members of the Bank. FFLC Bancorp, Inc. was created as the holding company for the Savings Bank as part of this conversion, generating proceeds of $23.3 million (net of shares purchased by the Savings Bank for employee stock incentive plans) from the sale of 4,603,032 shares of stock at the price of $6 per share in a subscription and community offering.

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

    During the years ended December 31, 1997, 1996 and 1995,  10,867,  8,332 and
         5,035 options were granted under the Option Plan, and 2,014, 6,000 and 4,515 shares were awarded under the Recognition and Retention Plan. SFAS No. 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 7.0% for each period, an annualized dividend yield of approximately 2% would apply over the exercise period, the expected life of the options would be the entire exercise period and the expected stock volatility was 23%, 14% and 26%, respectively, for 1997, 1996 and 1995. For purposes of pro forma disclosures, the estimated fair value was included in expense in the period vesting occurs. The following information pertains to the options granted to purchase common stock and shares awarded in 1997, 1996 and 1995 (in thousands, except per share amounts):

                                                                             Year Ended December 31,
                                                                     -----------------------------------
                                                                       1997           1996          1995
                                                                       ----           ----          ----
             Weighted-average grant-date fair value of options
                  issued during the year..........................   $   84             39            21
                                                                     ======         ======        ======

             Proforma net earnings................................   $3,663          2,149         3,064
                                                                     ======         ======        ======

             Proforma basic earnings per share....................   $  .99            .53           .72
                                                                     ======         ======        ======

    Stock Option Plan. During  1993,  the Company  adopted and the  shareholders approved the Option Plan. On January 4, 1994, upon conversion of the Savings Bank to a stock association, stock options for 460,303 common shares were authorized to be granted to directors, officers and employees of the Savings Bank including 66,343 shares reserved for future directors, officers and employees. Shares granted under the Option Plan are exercisable at the market price at the date of grant. Such incentive stock options granted to officers and employees are exercisable in three equal annual installments, with the first installment becoming exercisable one year from the date of grant. Options granted to outside directors are exercisable immediately, but any common shares obtained from exercise of the options may not be sold prior to one year from the date of grant. All options expire at the earlier of ten years from the date of grant or one year following the date which the outside director, officer or employee ceases to serve in such capacity. At December 31, 1997, 57,666 shares remain available for grant to future directors, officers and employees.

    The following is a summary of option transactions:

                                                                                                        Weighted-
                                                                                      Range of            Average
                                                                       Number        Per Share          Per Share
                                                                     of Shares       Option Price         Price
                                                                     ---------       ------------         -----
            Outstanding, December 31, 1994......................      382,293              $6.00           6.00
            Granted.............................................        5,035              $9.52           9.52
            Forfeited...........................................       (1,112)             $6.00           6.00
            Exercised...........................................      (12,636)             $6.00           6.00
                                                                      -------

            Outstanding, December 31, 1995......................      373,580         $6.00-9.52           6.05
            Granted.............................................        8,332             $12.00          12.00
            Forfeited...........................................       (2,778)             $6.00           6.00
            Exercised...........................................      (13,321)             $6.00           6.00
                                                                      -------

            Outstanding, December 31, 1996......................      365,813        $6.00-12.00           6.19
            Granted.............................................       10,867       $15.30-21.25          18.06
            Exercised...........................................      (46,252)        $6.00-9.52           6.13
                                                                      -------

            Outstanding, December 31, 1997......................      330,428       $ 6.00-21.25           6.58
                                                                      =======       ============          =====

    The weighted-average remaining contractual life of the outstanding stock options at December 31, 1997, 1996 and 1995 was 6.2, 7.1 and 8.3 years, respectively.

    The outstanding options at December 31, 1997 were exercisable as follows:

                                                             Number                                Weighted-Average
                                                             of          Weighted-Average            Remaining
            Year Ending                                      Shares     Exercise Price             Contractual Life
                                                                                                      (In years)
                Currently exercisable...................    319,042         $  6.33                      3.7
                1998....................................      4,721           13.36                      9.0
                1999....................................      4,721           13.36                      9.0
                2000....................................      1,944           15.30                      9.0
                                                            -------

                                                            330,428         $  6.58                      6.2
                                                            =======           =====                      ===

    Employee Stock  Ownership  Plan. The Company  sponsors a leveraged ESOP that covers eligible employees who have a twelve-month period of employment with the Savings Bank during which they worked at least 1,000 hours and who have attained age 21. The Savings Bank makes quarterly contributions to the ESOP equal to the ESOP's debt service. The ESOP Trust purchased 368,242 shares of common stock in the Company's initial public offering with the proceeds from a loan from the Company. This loan bears interest at a fixed-rate of six percent with principal and interest payable in equal quarterly installments over seven years. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid during the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the cost of the shares pledged as collateral are reported as a contra equity account. As shares are released from collateral, the Company records compensation expense, and an offsetting credit to capital, equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on all ESOP shares are recorded as compensation expense as it is management's intention to allocate the dividends along with the shares when allocated. Compensation expense for the years ended December 31, 1997, 1996 and 1995 included the following ESOP related costs:

                                                                       Year Ended December 31,
                                                                   ----------------------------
                                                                    1997       1996        1995
                                                                    ----       ----        ----
                                                                           (In thousands)

            Amortization of the original cost, $6 per share....... $  315        315        315
            Market appreciation of the FFLC shares................    597        265        242
            Dividends on ESOP shares..............................     61         60         56
                                                                     ----       ----        ---

                Total.............................................  $ 973        640        613
                                                                      ===        ===        ===

    The ESOP shares were as follows:

                                                                            At December 31,
                                                                    ---------------------------
                                                                       1997               1996
                                                                       ----               ----
                                                                            ($ in thousands)

            Allocated shares and shares released for allocation...  $ 199,479           152,884
            Unreleased shares.....................................    157,818           210,424
                                                                      -------           -------

            Total ESOP shares.....................................    357,297           363,308
                                                                      =======           =======

            Fair value of unreleased shares.......................  $   3,433             2,714
                                                                     ========          ========

    Recognition and Retention Plan. The Company  adopted,  and the  shareholders approved, an RRP for directors, officers and employees to enable the Savings Bank to attract and retain experienced and capable personnel. On January 4, 1994, the conversion date, 184,122 shares of common stock were purchased for the RRP which included 8,067 shares reserved for future directors, officers and employees. The shares are granted in the form of restricted stock to be earned in three equal annual installments beginning April 4, 1995. The RRP shares purchased in the conversion initially were excluded from stockholders' equity. The Company recognized compensation expense in the amount of the fair market value of the common stock at the grant date of $6 per share, pro rata over the years (1996, 1995 and 1994) during which the shares were earned and payable and recorded a credit to shareholders' equity. Compensation expense attributable to the RRP amounted to $368,000 in 1996, 1995 and 1994. No compensation expense attributable to the RRP was recognized in 1997. The shares are entitled to all voting and other shareholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

    If a holder of restricted stock under the RRP terminated employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted. Forfeitures are reallocated to eligible participants annually. At December 31, 1997, 4,581 shares remain reserved for future directors, officers and employees.

(18)  Parent Company Only Financial Statements
    Condensed financial statements of the Holding Company as of and for the years ended December 31, 1997 and 1996 are presented below. Amounts shown as investment in subsidiary, loans to subsidiary and equity in earnings of subsidiary are eliminated in consolidation.


                            Condensed Balance Sheets

                                                                At December 31,
                                                            --------------------
                                                              1997         1996
                                                            -------      -------
                                                                (In thousands)
    Assets

Cash, deposited with subsidiary                             $   477          645
Investment in subsidiary                                     44,503       41,731
Loans to subsidiary                                           6,447       11,262
Other assets                                                      2         --
                                                            -------      -------

        Total assets                                        $51,429       53,638
                                                            =======      =======

    Liabilities and Stockholders' Equity

Current income taxes                                           --           --
Accrued expense and other liabilities                          --             12
Stockholders' equity                                         51,429       53,626
                                                            -------      -------

        Total liabilities and stockholders' equity          $51,429       53,638
                                                            =======      =======


                         Condensed Statements of Income

                                                              Year Ended December 31,
                                                          ------------------------------
                                                             1997       1996        1995
                                                             ----       ----        ----
                                                                  (In thousands)

        Revenues........................................    $  532        772        871
        Expenses........................................       280        396        432
                                                            ------     ------     ------

                Income before earnings of subsidiary....       252        376        439
                Earnings of subsidiary..................     3,502      1,808      2,654
                                                             -----      -----      -----

                Net income                                 $ 3,754      2,184      3,093
                                                           =======      =====      =====
                                 Condensed Statements of Cash Flows

                                                                          Year Ended December 31,
                                                                    ---------------------------------
                                                                       1997        1996        1995
                                                                    -------      -------      -------
                                                                              (In thousands)
Cash flows from operating activities:
    Net income                                                      $ 3,754        2,184        3,093
    Adjustments to reconcile net income to net cash
      provided by operations:
        Equity in earnings of subsidiary                             (3,502)      (1,808)      (2,654)
        (Increase) decrease in other assets                              (2)           6            8
        (Decrease) increase in current income taxes payable            --             (4)         (27)
        (Decrease) increase in accrued expenses and
            other liabilities                                           (12)          (4)           7
                                                                    -------      -------      -------

            Net cash provided by operating activities                   238          374          427
                                                                    -------      -------      -------

Cash flows from investing activities-
        Repayment of loan to subsidiary                               4,815        1,316          316
                                                                    -------      -------      -------

                                                                           Year Ended December 31,
                                                                    ---------------------------------
                                                                      1997       1996        1995
                                                                    -------      -------      -------
Cash flows from financing activities:
        Purchase of treasury stock                                   (6,171)      (3,922)      (2,373)
        Proceeds from sale of common stock                              283           80           76
        Cash dividends paid                                          (1,141)        (986)        (817)
        Cash dividends received                                       1,808        2,654        3,266
                                                                    -------      -------      -------

            Net cash (used in) provided by financing activities      (5,221)      (2,174)         152
                                                                    -------      -------      -------

Net (decrease) increase in cash                                        (168)        (484)         895

Cash at beginning of year                                               645        1,129          234
                                                                    -------      -------      -------

Cash at end of year                                                 $   477          645        1,129
                                                                    =======      =======      =======


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

    In January and August 1996, the Company's Board of Directors approved programs which allow the Company to acquire additional common stock in the open market. The Company received OTS approval for the programs and began repurchasing shares within one month of approval. During the year ended December 31, 1996, all 132,000 shares approved under the January 1996 program were repurchased. During the years ended December 31, 1996 and 1997, all 126,000 shares approved under the August 1996 program were repurchased.

    In January 1997, the Company's Board of Directors approved a program which allows the Company to acquire additional common stock in the open market. During the year ended December 31, 1997, 178,690 shares or 60.6% of the 294,928 shares approved under that program were repurchased.

(20) Quarterly Financial Data (unaudited)
    The following tables present summarized quarterly data (in thousands, except per share amounts):

                                                                          Year Ended December 31, 1997
                                                            -------------------------------------------------------
                                                             First       Second      Third       Fourth
                                                            Quarter      Quarter     Quarter     Quarter     Total
                                                            -------      -------     -------     -------     -----
            Interest income...............................  $ 6,483        6,880      7,264       7,529      28,156
            Interest expense..............................    3,439        3,741      4,051       4,185      15,416
                                                              -----        -----      -----       -----      ------

            Net interest income...........................    3,044        3,139      3,213       3,344      12,740

            Provision for loan losses.....................       68           70        364         147         649
                                                             ------       ------     ------      ------    --------
            Net interest income after provision
                for loan losses...........................    2,976        3,069      2,849       3,197      12,091
                                                              -----        -----      -----       -----      ------

            Other income..................................      198          216        541         264       1,219
            Other expense.................................    1,631        1,883      1,917       2,042       7,473
                                                              -----        -----      -----       -----      ------

            Income before income taxes....................    1,543        1,402      1,473       1,419       5,837
            Income taxes..................................      570          500        547         466       2,083
                                                             ------        -----     ------      ------      ------

            Net income.................................... $    973          902        926         953       3,754
                                                             ======        =====     ======      ======      ======

            Basic income per common share................. $    .26          .24        .25         .26        1.01
                                                             ======       ======     ======      ======     =======

            Diluted income per common share............... $    .24          .23        .24         .25         .96
                                                             ======       ======     ======      ======    ========

                                                                            Year Ended December 31, 1996
                                                            ---------------------------------------------------------
                                                             First       Second       Third       Fourth
                                                            Quarter      Quarter      Quarter     Quarter       Total
                                                            -------      -------      -------     -------       -----
            Interest income...............................  $ 5,946        5,939        6,086       6,247      24,218
            Interest expense..............................    3,215        3,168        3,240       3,336      12,959
                                                              -----        -----        -----       -----      ------

            Net interest income...........................    2,731        2,771        2,846       2,911      11,259

            Provision for loan losses.....................       14           15           34          44         107
                                                             ------       ------       ------      ------     -------
            Net interest income after provision
                for loan losses...........................    2,717        2,756        2,812       2,867      11,152
                                                              -----        -----        -----       -----      ------

            Other income..................................      182          195          208         224         809
            Other expense.................................    1,563        1,636        3,334       1,766       8,299
                                                              -----        -----        -----       -----      ------

            Income (loss) before income taxes.............    1,336        1,315         (314)      1,325       3,662
            Income taxes (credit).........................      525          519          (91)        525       1,478
                                                             ------        -----       ------       -----      ------

            Net income (loss)............................. $    811          796         (223)        800       2,184
                                                             ======        =====       ======       =====      ======

            Basic income (loss) per common share.......... $    .20          .19         (.05)        .20         .54
                                                             ======        =====       ======       =====      ======

            Diluted income (loss) per common share........ $    .19          .18         (.05)        .19         .51
                                                             ======        =====       ======       =====      ======



                          Independent Auditors' Report



The Board of Directors
FFLC Bancorp, Inc.
Leesburg, Florida:

We have audited the accompanying consolidated balance sheets of FFLC Bancorp, Inc. and Subsidiary (the "Company") (the parent company of First Federal Savings Bank of Lake County) as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.





/s/HACKER, JOHNSON, COHEN & GRIEB PA
------------------------------------
HACKER, JOHNSON, COHEN & GRIEB PA
Orlando, Florida
January 16, 1998

                               FFLC BANCORP, INC.

                             DIRECTORS AND OFFICERS



Directors:                 Occupation

Joseph J. Junod            Retired, General Manager, Avesta Sheffield Pipe
Chairman of the Board

Claron D. Wagner           President, Woody Wagner, Inc.
Vice Chairman
                           President/Owner, Logan Sitework Contractors, Inc.
James P. Logan             President, Lassiter-Ware, Inc.
Ted R. Ostrander, Jr.      Attorney, CEO Ro-Mac Lumber Supply, Inc.
H.D. Robuck, Jr.           President, FFLC Bancorp, Inc. & Subsidiary
Stephen T. Kurtz           Executive Vice President, FFLC Bancorp, Inc. &
Paul K. Mueller            Subsidiary


Advisory Directors:

Frank L. Cogburn           Retired, Past President, First Federal Savings Bank
                                of Lake County
James R. Gregg             President, Jarol Company
James H. Herlong           General Partner, A.S. Herlong, Ltd.
Horace D. Robuck           President, Romac Lumber

Officers:

Stephen T. Kurtz
President and Chief Executive Officer

Paul K. Mueller
Executive Vice President and Treasurer

Dwight L. Hart
Senior Vice President

Danny A. Schmid
Senior Vice President

Sandra L. Rutschow
Vice President and Secretary

Lawrence E. Hoag
Vice President

                           FIRST FEDERAL SAVINGS BANK
                                 OF LAKE COUNTY

                             DIRECTORS AND OFFICERS

DIRECTORS

Joseph J. Junod
Chairman of the Board

Claron D. Wagner
Vice Chairman

James P. Logan
Ted R. Ostrander, Jr.
H.D. Robuck, Jr.
Stephen T. Kurtz
Paul K. Mueller

Advisory Directors

Frank L. Cogburn
James R. Gregg
Horace D. Robuck
James H. Herlong


OFFICERS

Stephen T. Kurtz
President
Chief Executive Officer

Paul K. Mueller
Executive Vice President
and Treasurer

Dwight L. Hart
Senior Vice President and Mortgage Lending Manager

Danny A. Schmid
Senior Vice President and Commercial Lending Manager

Sandra L. Rutschow
Vice President and Corporate Secretary

Lawrence E. Hoag
Vice President
Deposit Accounts Manager

Michael J. Cox
Vice President and Area Loan Manager

Brian R. Hofer
Vice President and Commercial Loan Officer

Lynda F. Wemple
Vice President and Accounting Manager

Yvonne K. Ross
Vice President and Loan Officer

Brenda M. Grubb
Vice President and Human Resource Manager

Linda C. Gallop
Clermont Branch Manager

Doris E. Hyatt
Assistant Secretary

Susan L. Berkebile
Vice President - Area Loan Manager

Dennis Rogers
Assistant Vice President - Area Loan Manager
Wildwood Branch Manager

Vaneeda F. Potter
Fruitland Park Office Manager

Vickie S. Baxter
Assistant Vice President
Eustis Branch Manager

Sonja G. Sanders
Main Street Office Manager

Arthur Middleton
Lake Square Office Manager

Sandra L. Seaton
Assistant Vice President
South Leesburg Branch Manager
Area Loan Originator

Jay Bartholomew
Assistant Vice President
Lady Lake Branch Manager

Jankie Dhanpat
Assistant Vice President
SEC Reporting and Compliance Officer

Karen Hollister
Assistant Vice President
Loan Operations Manager

Charles L. Lee
Security Officer

Janet L. Glessner
Marketing Officer

Debra L. McFarlane
Main Office Branch Manager

Sandra A. Rowe
Assistant Secretary and Loan Servicing Manager

Carmen C. Passwaters
Assistant Secretary

                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                     is Proud of the Outstanding Service its
           Employees Provide to the Community and the People it Serves



            MAIN OFFICE:

Pamela Ali
Barbara J. Boscana
Norma J. Caron
Maryann D. Chantos
Constance A. Poitier-Christian
Shu Een Chen
Joseph D. Cioppa
Camilla R. Clark
Sheila C. Coffey
Carlos E. Colon
Diane S. Cook
Lori Cook
Barbara A. Cordes
Jewel M. Correll
Jennifer Culberson
Robert Cumm
Cheryl A. Davis
Dawn Rene Davison
Carla J. Devey
Carol A. Dewey
Jankie Dhanpat
Janine S. Dickerson
Deborah S. Edwards
Ruth E. Fielding
Joan P. Gibson
Linda J. Giggey
Janet L. Glessner
Zoann Goodman
Jennifer L. Grovesteen
Brenda M. Grubb
Andrea Hanson
Dwight L. Hart
Lawrence E. Hoag
Stephanie Hodges
Penny M. Hollis
Karen L. Hollister
Stephanie Hodges
Doris E. Hyatt
Patricia B. Inman
Juanita F. Jackson
Sondra Jones
Constance L. Merrell-Kasch
Kristina Keel
Erin Klink
Stephen T. Kurtz
Adriane M. Lacey
Linda N. Landers
Cynthia M. Lay

Leslie A. Leach
Charles L. Lee
Pamela J. Linville
Cynthia A. Lord
Judith M. Maddox
Annette McCullough
Debra L. McFarlane
Paul K. Mueller
Pamela A. O'Neal
Carmen C. Passwaters
Debra L. Possee
Leslie Robinson
Beverly L. Ross
Yvonne K. Ross
Sandra A. Rowe
Sheri K. Runnels
Landa A. Russell
Sandra L. Rutschow
James Schaeffer
Danny A. Schmid
Margaret M. Siegel
Leigh S. Skehan
Lynn P. Stoffel
Michelle M. Strickland
Joyce H. Sutton
Michelle M. Thompson
Virginia D. Vann
Theresa R. Wells
Lynda F. Wemple
Margaret R. White
Louise E. Whitlock
Rhonda L. Wilkerson
Shirley N. Williams
Betty L. Wolcott
Lisa K. Woolwine

FRUITLAND PARK OFFICE:

Julie Elaine Glenn
Melissa J. Judd
Vaneeda F. Potter
Delphine C. Williams

LADY LAKE:

Jay R. Bartholomew
Deede A. Dye
Julie A. Laws
Marilyn A. Leugers
Tamara J. Lloyd
Mary E. Rutz
Patricia L. Sizemore
Margaret A. Slimm

MAIN STREET OFFICE:

Aimee N. Barto
Kristy L. Lawrence
Dawn M. Loth
Sonja G. Sanders
Orpha M. Vogt

LAKE SQUARE:

Sheila M. Heitmeyer
Arthur E. Middleton
Melissa J. Miller
Angela Nicole Phillips
CLERMONT OFFICE:

Susan L. Berkebile
Sharon S. Dziorney
Annette S. Demeree
Donna L. Franklin
Linda C. Gallop
Brenda Heisner
Brian R. Hofer
Tammy R. Imundi
Trinia C. McClendon
Glenda S. Riggs
Sharon M. Slack

EUSTIS OFFICE:

Vickie S. Baxter
Michael J. Cox
Peggy L. Harris
Taneria N. O'Neal
Natasha L. Pender
Michael J. Price
Bernice E. Watkins
Juanita L. Wright

WILDWOOD OFFICE:

Donna L. Boyett
Angela B. Christopher
Jennifer Kitchens
Rebecca D. Moreno
Dennis R. Rogers
Gina R. Rusu
Karen Seybold
Ledora Smith
Willie Lee Smith
Paula D. Williams

SOUTH LEESBURG

Hilda Lozano
Sandra L. Seaton
Carol A. Sieder
Eva J. Snead


                                       54