Form 10-K, Exhibit 13
period 1998-12-31
FFLC BANCORP INC
filed 1999-03-25
CIK 912738

FFLC
                               1998 ANNUAL REPORT







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


                                    CONTENTS

                                                                           Page

Corporate Profile, Corporate Organization and General Information ........     1
Office Locations and Common Stock Prices and Dividends ...................     2
Consolidated Financial Highlights ........................................     3
Letter to Stockholders ...................................................   4-5
Selected Consolidated Financial Data and Financial Ratios.................   6-7
Management's Discussion and Analysis of Financial
    Condition and Results of Operations ..................................  8-19
Consolidated Financial Statements ........................................ 20-50
Independent Auditors' Report..............................................    51
Directors and Officers of FFLC Bancorp, Inc. .............................    52
Directors and Officers of First Federal Savings Bank of Lake County.......    53
Employees ................................................................    54




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

Thrift Subsidiary
    First Federal Savings Bank of Lake County

Affiliate of Thrift Subsidiary
    Lake County Service Corporation

GENERAL INFORMATION

Corporate Headquarters
     800 North Boulevard West, Post Office Box 490420, Leesburg, Florida 34749-0420

Annual Meeting
    The Annual Meeting of the Stockholders will be held at the Leesburg Community Building located at 109 East Dixie Avenue in Leesburg at 2:00 p.m. on May 6, 1999.

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

Shareholder Assistance
    Shareholders requiring a change of address, records or information about lost certificates or dividend checks should contact:

       Registrar and Transfer Company
       10 Commerce Drive
       Cranford, New Jersey 07016
       800-368-5948

Corporate Counsel
    George W. Murphy, Jr.
    Muldoon, Murphy & Faucette LLP
    5101 Wisconsin Avenue
    Washington, D.C. 20016

Independent Auditors
    Hacker, Johnson, Cohen & Grieb PA
    Certified Public Accountants
    930 Woodcock Road, Suite 211
    Orlando, Florida 32803




Visit First Federal's Internet Site at http://www.1stfederal.com. This site provides up-to-date rates for certificates of deposit and mortgage loans, as well as access to FFLC's current stock quotes and SEC filings.

                             FIRST FEDERAL LOGO HERE
OFFICE LOCATIONS

MAP INSERT MAP - HALF PAGE













COMMON STOCK PRICES AND DIVIDENDS

FFLC's common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation - National Market System ("NASDAQ - National Market System") under the symbol FFLC. The following table sets forth market price information, based on closing prices, as reported by the NASDAQ -National Market System for the common stock high and low closing sales prices and the amount of dividends paid on the common stock for the periods indicated. See Note 19 of the Consolidated Financial Statements for a summary of quarterly financial data. All per share amounts have been restated to give effect to the five-for-three stock split in November, 1997.

                                                                              Cash
                                                                             Dividends
                                                                               Paid
                                          High                 Low           Per Share
                                          ----                 ---           ---------
         Quarter Ended:

         March 31, 1997................ 16 1/2              12 1/4              .07
         June 30, 1997................. 17 1/8              15                  .07
         September 30, 1997............ 19 3/8              16 3/8              .07
         December 31, 1997............. 23 1/2              18 1/2              .07
         March 31, 1998................ 21 3/4              18 3/4              .09
         June 30, 1998................. 21 3/4              19                  .09
         September 30, 1998...........  20                  16 1/2              .09
         December 31, 1998............. 17 3/8              14 3/4              .09

As of February 1, 1999, the Company had 855 holders of record of common stock.

CONSOLIDATED FINANCIAL  HIGHLIGHTS
(Dollars in thousands, except per share amounts)

AT YEAR END:                                                1998            1997            1996
                                                        ----------       ---------       ---------
Total assets ......................................     $  463,820         400,237         346,442
Loans receivable, net .............................     $  389,059         315,353         227,948
Securities ........................................     $   40,392          58,598          98,568
Deposits ..........................................     $  351,030         315,390         282,664
Equity, substantially restricted ..................     $   53,223          51,429          53,626
Book value per share ..............................     $    14.56           13.74           13.20
Shares outstanding ................................      3,655,620       3,743,988       4,062,895
Equity-to-assets ratio ............................          11.47%          12.85%          15.48%
Nonperforming assets to total assets ..............            .17%            .19%           0.30%

FOR THE YEAR:

Interest income ...................................     $   32,173          28,156          24,218
Net interest income after provision for loan losses     $   14,220          12,091          11,152
Net income ........................................     $    4,397           3,754           2,184
Basic income per share ............................     $     1.22            1.01             .54
Diluted income per share ..........................     $     1.16             .96             .51
Loan originations .................................     $  151,411         143,538          83,569
Return on average assets ..........................           1.05%           1.00%            .65%
Return on average equity ..........................           8.37%           7.18%           3.94%
Average equity to average assets ratio ............          12.52%          13.93%          16.62%
Noninterest expense to average assets .............           2.01%           1.99%           2.49%

YIELDS AND RATES:

                                                        Weighted Average
                                                          Rate or Yield           Average Rate or Yield During
                                                         at December 31,             Year Ended December 31,
                                                        -------------------         ---------------------------
                                                        1998          1997          1998      1997      1996
                                                        ----          ----          ----      ----      ----

Loans ..........................................        7.96%         7.97%         8.27%     8.31%     8.33%
Securities .....................................        6.37%         6.51%         6.32%     6.35%     6.22%
All interest-earning assets ....................        7.72%         7.87%         7.96%     7.80%     7.52%
Deposits .......................................        4.58%         4.83%         4.78%     4.87%     4.79%
All interest-bearing liabilities ...............        4.67%         4.94%         4.88%     4.94%     4.79%
Interest-rate spread (1) .......................        3.05%         2.93%         3.08%     2.86%     2.73%
Net yield on average interest-earning assets (2)         N/A           N/A          3.69%     3.53%     3.50%

(1) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.

(2) Net interest income divided by average interest-earning assets.

                                    LOGO HERE





Dear Stockholders:

Each year we are pleased to provide an annual report for review by our stockholders and other interested parties. The purpose of the annual report is to present you with detailed information regarding FFLC Bancorp, Inc., and to describe ongoing activities of the Company.

The year 1998 was an excellent year in terms of financial performance by the Company. Each quarter of the year set a new record for quarterly profit, resulting in record earnings for the full year. The Company's subsidiary, First Federal Savings Bank, enjoyed a year of increases in both loan volume and deposits. The Bank ended the year with total assets greater in amount than ever and with strong momentum going into 1999.

For FFLC Bancorp, earnings for the year totaled a record $4.4 million, a 17% increase in net earnings over 1997, which had been the previous record with earnings of $3.8 million. Basic earnings per share for 1998 were $1.22 compared to $1.01 for 1997.

Growth of the Bank has been a primary focus and we achieved continued success this past year. During 1998, loan originations totaled $198.7 million, a gain of 29% above the prior year. The Bank's residential loan volume amounted to $109.2 million, an increase of 14% above 1997. Commercial loans originated during the year totaled $58.9 million, up 82% from 1997. Consumer lending also enjoyed increased volume, with total originations of $27.3 million, a gain of 18% above the prior year. Total loans outstanding at year-end were $401.5 million, an increase of 22%. As you will recall, we started the commercial lending division at the Bank in 1997 and the large percentage gain in that area is to be expected in such a new division.

We also achieved growth in the Bank's deposit division. For the year, deposits increased to a record of $351.0 million, a gain of $35.6 million, or 11%. As I mentioned in the 1997 annual report, the Bank has been placing additional emphasis on attracting checking and other types of transaction accounts. For 1998, we posted nearly half of the deposit gain in transaction accounts.

We continue to expand the Bank facilities in the Central Florida market. During the first half of 1999, First Federal will open three new branch offices. The first is in Inverness, the county seat of Citrus County. That location was purchased as part of the NationsBank/Barnett Bank disposition of branch offices. Citrus County is to the west of the two counties currently served by First Federal and is a natural geographic extension for the Bank. The second location is Bushnell, the county seat of Sumter County, located in the southern half of that county. The Bushnell branch will have a storefront location in a new Winn-Dixie shopping center and will complement the Bank's existing Wildwood branch located in the northern half of Sumter County. The third office is being constructed on the grounds of a new Winn-Dixie shopping center at the southern end of Lake County. That is an area experiencing considerable growth in population, and ours will be only the second bank in the immediate area.

The news media has been giving considerable attention to the impact of the rollover from the year 1999 to 2000. We have been working for over two years in preparing for the century change and the data processing firm that provides the bulk of the Bank's data processing has been working at it for an even longer period of time. Last November, First Federal and many other bank clients of the data processing firm conducted extensive testing. We advanced our computers in time to January 3, 2000, and performed all manner of transactions on deposit accounts, loan accounts, and general ledger accounts. I am pleased to say the test proved to be successful. Although there were minor problems with some reports printed following the test, all transactions were successfully performed. While we are pleased with the success of the test, we are nevertheless continuing to work on preparation for the year 2000. We have upgraded our computer network system and have replaced all non-compliant hardware. While we have confidence that our systems will work properly, we have been preparing contingency plans in the event that there are temporary interruptions of power or communications. More than ever, I think it is worth reminding our depositors that no one has ever lost a penny in an account insured by the FDIC. Customers have trusted First Federal for over sixty-five years, and we believe that the Bank continues to be the safest place for your money.

The directors, officers and staff of FFLC Bancorp appreciate the support of our stockholders over the past five years. Our focus remains on profitably serving the banking needs of our local communities, and we believe we have made continued progress to that end.

Cordially yours,





/s/Stephen T. Kurtz
-------------------
Stephen T. Kurtz
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)
                                                                                   At December 31,
                                                             -----------------------------------------------------
                                                                1998         1997        1996      1995      1994
                                                             ---------     -------     -------   -------   -------

Total assets..............................................   $ 463,820     400,237     346,442   325,832   310,622
Loans receivable, net.....................................     389,059     315,353     227,948   183,448   148,286
Cash and cash equivalents.................................      22,928      15,684      10,157    13,929    10,255
Securities ...............................................      40,392      58,598      98,568   119,148   144,854
Deposits   ...............................................     351,030     315,390     282,664   267,703   251,752
Borrowed funds............................................      56,789      30,000       8,198       150     3,150
Stockholders' equity......................................      53,223      51,429      53,626    55,360    53,762

                                                                           For the Year Ended December 31,
                                                             -----------------------------------------------------
                                                                1998         1997        1996      1995       1994
                                                             ---------   ---------   ---------   ---------  ---------
Interest income...........................................   $  32,173      28,156      24,218      22,493     19,480
Interest expense..........................................      17,271      15,416      12,959      12,183      9,259
Net interest income.......................................      14,902      12,740      11,259      10,310     10,221
Provision for loan losses.................................         682         649         107         124        138
Net interest income after provision for loan losses.......      14,220      12,091      11,152      10,186     10,083
Noninterest income........................................       1,264       1,219         809         709        647
Noninterest expense.......................................       8,446       7,473       8,299       5,874      5,212
Income before provision for income taxes..................       7,038       5,837       3,662       5,021      5,518
Provision for income taxes................................       2,641       2,083       1,478       1,928      1,948
Net income................................................       4,397       3,754       2,184       3,093      3,570
Basic income per share (1)................................        1.22        1.01         .54         .73        .84
Weighted average number of common
      shares outstanding for basic (1)....................   3,592,253   3,700,220   4,069,825   4,232,498  4,253,033
Diluted income per share (1)..............................    $   1.16         .96         .51         .70        .81
Weighted average number of common shares
      outstanding for diluted (1).........................   3,777,085   3,911,256   4,267,992   4,427,098  4,409,715

(1) All per share amounts have been restated to reflect the five-for-three stock split in November, 1997.

SELECTED CONSOLIDATED FINANCIAL RATIOS
AND OTHER DATA:
                                                                       At or For the Year Ended December 31,
                                                              -------------------------------------------------------
                                                                 1998        1997       1996       1995        1994
                                                              ---------   ---------  ---------  ---------   ---------
Return on average assets.....................................      1.05%       1.00%      0.65%      0.98%       1.19%
Return on average equity.....................................      8.37%       7.18%      3.94%      5.59%       6.81%
Dividend payout ratio .......................................     29.51%      28.51%     44.71%     25.86%      13.33%
Average equity to average assets.............................     12.52%      13.93%     16.62%     17.46%      17.47%
Total equity to total assets.................................     11.47%      12.85%     15.48%     16.99%      17.31%
Interest rate spread during year(1)..........................      3.08%       2.86%      2.73%      2.54%       2.83%
Net interest margin (2)......................................      3.69%       3.53%      3.50%      3.35%       3.50%
Nonperforming assets to total assets (3).....................      0.17%       0.19%      0.30%      0.10%       0.13%
Nonperforming loans to total loans (4).......................      0.11%       0.07%      0.28%      0.09%       0.21%
Allowance for loan losses to non-performing loans............    514.19%     695.87%    159.61%    561.49%     264.13%
Allowance for loan and REO
      losses to nonperforming assets.........................    281.85%     224.83%    103.51%    288.48%     210.41%
Allowance for loan losses to gross loans.....................      0.57%       0.51%      0.45%      0.52%       0.55%
Operating expenses to average assets.........................      2.01%       1.99%      2.49%      1.85%       1.74%
Average interest-earning assets to
      average interest-bearing liabilities...................      1.14        1.16       1.18       1.20        1.21
Net interest income to noninterest expenses..................      1.76        1.70       1.36       1.76        1.96
Total shares outstanding (5)................................. 3,655,620   3,743,988  4,062,895  4,395,593   4,603,032
Book value per common share outstanding (5)..................   $ 14.56       13.74      13.20      12.59       11.68
Number of banking offices (all full-service).................         9           9          9          8           6


(1) Difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.
(2) Based upon net interest income before provision for loan losses divided by average interest-earning assets.
(3)  Nonperforming assets consist of nonperforming loans and real estate owned.
(4)  Nonperforming loans consist of loans 90 days or more delinquent.
(5) All per share amounts have been restated to reflect the five-for-three stock split in November, 1997.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Federal Savings Bank of Lake County, the subsidiary of FFLC, was organized in 1934 as a federally chartered savings and loan association and converted to a federally chartered stock savings bank on January 4, 1994. The Savings Bank's principal business continues to be attracting retail deposits from the general public and investing those deposits, together with principal repayments on loans and investments and funds generated from operations, primarily in mortgage loans secured by one-to-four-family, owner-occupied homes, commercial loans, securities and, to a lesser extent, construction loans, consumer and other loans, and multi-family residential mortgage loans. In addition, the Savings Bank holds investments permitted by federal laws and regulations including securities issued by the U.S. Government and agencies thereof. The Savings Bank's revenues are derived principally from interest on its mortgage loan and mortgage-backed securities portfolios and interest and dividends on its investment securities.

The Savings Bank is a community-oriented savings institution offering a variety of financial services to meet the needs of the communities it serves. The Savings Bank's deposit gathering and lending markets are primarily concentrated in the communities surrounding its full service offices located in Lake, Sumter and Citrus counties in central Florida. Management believes that its offices are located in communities that generally can be characterized as rural service and retirement communities with residential neighborhoods comprised predominately of one-to-four-family residences. The Savings Bank is the largest (by asset size) locally-based financial institution in Lake County, and serves its market area with a wide selection of residential mortgage loans and other retail financial services. Management considers the Savings Bank's reputation for financial strength and customer service as a major advantage in attracting and retaining customers in its market area and believes it benefits from its community orientation as well as its established deposit base and level of core deposits.

The Savings Bank had net income of $4.4 million for the year ended December 31, 1998, compared to net income of $3.8 million for the year ended December 31, 1997. At December 31, 1998, the Savings Bank had total assets of $463.8 million, an increase of 16% over total assets of $400.2 million at December 31, 1997. That increase resulted primarily from an $73.6 million, or 23%, increase in loans receivable from $315.4 million at December 31, 1997 to $389 million at December 31, 1998, reflecting increased local loan demand. Cash and cash equivalents increased $7.2 million or 46% from $15.7 million to $22.9 million. Securities decreased $18.2 million or 31.1% during 1998. Deposits increased $35.6 million, or 11%, from $315.4 million at December 31, 1997 to $351 million at December 31, 1998. Advances from Federal Home Loan Bank increased $26 million, while other borrowed funds increased $789,000 for a net increase of $26.8 million or 89% in borrowings. Stockholders' equity increased $1.8 million.

REGULATION AND LEGISLATION

General

The operating results of the Savings Bank are affected by Federal laws and regulations and the Savings Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS"), as its chartering agency, and the Federal Deposit Insurance Corporation ("FDIC"), as the deposit insurer. The Savings Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposit accounts are insured up to applicable limits by the FDIC under the SAIF ("Savings Association Insurance Fund"). The Savings Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and the FDIC to test the Savings Bank's compliance with various regulatory requirements. The activities of savings institutions are governed by the Home Owner's Loan Act, as amended (the "HOLA"), and, in certain respects, the Federal Deposit Insurance Act (the "FDIA"). A more complete description of the HOLA and FDIA is included in the Form 10-K.

Capital Requirements

The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Under the OTS final rule implementing FDICIA, generally, a well-capitalized institution is defined as one that meets the following capital standards: a 5% tangible capital standard; a 6% leverage (core capital) ratio; and a 10% risk-based capital standard, and has not been notified by its federal banking agency that it is in a "troubled condition." At December 31, 1998, the Savings Bank met each of its capital requirements and met the criteria of a "well-capitalized" institution as defined above.

Insurance of Deposit Accounts

The FDIC has adopted a risk-based deposit insurance system that assesses deposit insurance premiums according to the level of risk involved in an institution's activities. An institution's risk category is based upon whether the institution is classified as "well capitalized," "adequately capitalized" or "less than adequately capitalized" and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Effective January 1, 1997, the FDIC lowered the annual assessment rates for SAIF members to 0 to 27 basis points, as discussed below. The FDIC has authority to raise premiums if deemed necessary. If such action is taken, it could have an adverse effect on the earnings of the institution.

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

During 1998, BIF members paid a portion of the FICO payment equal to 1.22 basis points on BIF-insured deposits, compared to 6.22 basis points payable by SAIF members on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000 or the date upon which the last savings association, such as the Savings Bank, ceases to exist. The legislation also requires BIF and SAIF to be merged provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

Effective January 1, 1997, the FDIC lowered annual SAIF assessment rates to 0 to 27 basis points, a range comparable to those of BIF members, although SAIF members continue to be subject to the higher FICO payments described above. Management cannot predict the level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Savings Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

YEAR 2000 COMPLIANCE

The Company is acutely aware of the many areas affected by the Year 2000 computer issue, as addressed by the Federal Financial Institutions Examination Council ("FFIEC") in its interagency statement which provided an outline for institutions to manage the Year 2000 challenges effectively. A Year 2000 plan has been approved by the Board of Directors which includes multiple phases, tasks to be completed, and target dates for completion. Issues addressed in the plan include awareness, assessment, renovation, validation, implementation, testing, and contingency planning.

The Company has formed a Year 2000 committee that is charged with the oversight of completing the Year 2000 project on a timely basis. The Company has completed its awareness, assessment and renovation phases and is actively involved in validating and implementing its plan. At the present time, the Company has substantially completed its testing phase, the results of which indicate that the Company's internal systems appear to be Year 2000 ready. Since it routinely upgrades and purchases technologically advanced software and hardware on a continual basis, the Company has determined that the cost of making modifications to correct any Year 2000 issues will not materially affect reported operating results. Management does not believe that the Company has incurred or will incur material costs associated with the Year 2000 issue.

The Company's vendors and suppliers have been contacted for written confirmation of their product readiness for Year 2000 compliance. Negative or deficient responses are analyzed and periodically reviewed to prescribe timely actions within the Company's contingency planning. The Company's main service provider has completed testing of its mission critical application software and item processing software; the test results, which have been documented and validated, are deemed to be Year 2000 compliant. FFIEC guidance on testing Year 2000 compliance of service providers states that proxy tests are acceptable compliance tests. In proxy testing, the service provider tests with a representative sample of financial institutions that use a particular service, with the results of such testing shared with all similarly situated clients of the service provider. The Company has authorized the acceptance of proxy testing since the proxy tests have been conducted with financial institutions that are similar in type and complexity to its own using the same version of the Year 2000 ready software and the same hardware and operating systems.

The Company also recognizes the importance of determining that its borrowers are facing the Year 2000 problem in a timely manner to avoid deterioration of the loan portfolio solely due to this issue. All material relationships have been identified and questionnaires have been completed to assess the inherent risks. Deposit customers have received statement stuffers and informational material in this regard. The Company plans to work on a one-on-one basis with any borrower who has been identified as having high Year 2000 risk exposure.

Notwithstanding our actions, there can be no assurances that all hardware and software that the Company will use will be Year 2000 compliant. Management cannot predict the amount of financial difficulties it may incur due to customers and vendors inability to perform according to their agreements with the Company or the effects that other third parties may cause as a result of this issue. Therefore, there can be no assurance that the failure or delay of others to address the issue or that the costs involved in such process will not have a material adverse effect on the Company's business, financial condition, and results of operations.

Based on  testing  results  to date (as  noted  above),  the  Company's  mission critical systems have been deemed to be Year 2000 ready. However, a written contingency plan has been developed to address problems that might be caused from Year 2000 system failures. Testing of the contingency plan is in progress and is scheduled to be completed by June 30, 1999. With regard to non-mission critical internal systems, the Company's contingency plans are to replace those systems that test as being noncompliant. Alternatively, some systems could be handled manually on an interim basis. Should outside service providers not be able to provide compliant systems, the Company will terminate those relationships and transfer to other vendors. It is anticipated that the Company's deposit customers will have increased demands for cash in the latter part of 1999 and, correspondingly, the Company will maintain higher liquidity levels.

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

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin; and (vi) weighted average yields and rates at December 31, 1998. Yields and costs were derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered to constitute adjustments to yields.

                                                                                Year Ended December 31,
                                                 -----------------------------------------------------------------------------------
                                                               1998                      1997                       1996
                                                 ----------------------------  ------------------------  ---------------------------
                                     Yield At                         Average                   Average                      Average
                                   December 31,   Average             Yield/   Average          Yield/     Average            Yield/
                                        1998       Balance   Interest  Cost    Balance Interest  Cost      Balance  Interest   Cost
                                        ----       -------   --------  ----    ---------------------      -------  --------   ----
                                                                               (Dollars in thousands)
Interest-earning assets:
    Loans receivable (1)............... 7.96%    $ 343,967    28,450   8.27%  $ 268,425  22,318  8.31%   $ 201,840  16,813    8.33%
    Securities......................... 6.37        44,533     2,814   6.32      82,720   5,250  6.35      108,523   6,745    6.22
    Other interest-earning assets (2).. 5.32        15,606       909   5.82      10,000     588  5.88       11,577     660    5.70
                                                  --------   -------            -------  ------            ------- -------

         Total interest-earning assets. 7.72       404,106    32,173   7.96     361,145  28,156  7.80      321,940  24,218    7.52
                                                              ------                     ------                     ------

Noninterest-earning assets.............             15,130                       14,160                     11,727
                                                  --------                      -------                    -------

         Total assets..................          $ 419,236                    $ 375,305                  $ 333,667
                                                 =========                    =========                  =========

Interest-bearing liabilities:
    NOW and money market
       accounts........................ 2.25        49,862     1,088   2.18      40,819     991  2.43       38,647     960    2.48
    Passbook and statement savings
       accounts........................ 2.00        23,683       517   2.18      24,963     687  2.75       24,218     629    2.60
    Certificates....................... 5.44       246,375    13,674   5.55     227,271  12,601  5.54      206,471  11,311    5.48
    FHLB advances...................... 5.27        33,718     1,991   5.90      13,226     814  6.15          150      11    7.33
    Other borrowings...................  -              14         1   7.14       5,629     323  5.74          849      48    5.65
                                                 ---------   -------            -------  ------            -------  ------

         Total interest-bearing
           liabilities................. 4.67       353,652    17,271   4.88     311,908  15,416  4.94      270,335  12,959    4.79
                                                              ------                     ------                     ------

Noninterest-bearing deposits...........              7,602                        5,838                      4,035
Noninterest-bearing liabilities........              5,473                        5,285                      3,836
Stockholders' equity...................             52,509                       52,274                     55,461
                                                   -------                      -------                    -------

         Total liabilities and equity..          $ 419,236                    $ 375,305                  $ 333,667
                                                 =========                    =========                  =========

                                                                                Year Ended December 31,
                                                 -----------------------------------------------------------------------------------
                                                               1998                      1997                       1996
                                                 ----------------------------  ------------------------  ---------------------------
                                     Yield At                         Average                   Average                      Average
                                   December 31,   Average             Yield/   Average          Yield/     Average            Yield/
                                        1998       Balance   Interest  Cost    Balance Interest  Cost      Balance  Interest   Cost
                                        ----       -------   --------  ----    ---------------------      -------  --------   ----
                                                                               (Dollars in thousands)

Net interest-earning assets and
    interest rate spread (3)........... 3.05%    $  50,454             3.08%  $  49,237          2.86%   $  51,605            2.73%
                                        ====     =========             ====   =========          ====    =========            ====

Net interest income and net
    margin (4).........................                     $ 14,902   3.69%           $ 12,740  3.53%            $ 11,259    3.50%
                                                            ========   ====            ========  ====             ========    ====
Ratio of interest-earning assets
    to interest-bearing liabilities....               1.14                         1.16                       1.19
                                                      ====                         ====                       ====



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

                                               Year Ended December 31,                        Year Ended December 31,
                                                    1998 vs. 1997                                   1997 vs. 1996
                                                 Increase (Decrease)                             Increase (Decrease)
                                      ------------------------------------------      ------------------------------------------
                                                        Due to                                         Due to
                                      ------------------------------------------      ------------------------------------------
                                                              Rate/                                          Rate/
                                        Rate     Volume       Volume        Net        Rate       Volume     Volume         Net
                                      ------      ------      ------      ------      ------      ------      ------      ------
                                                                        (Dollars in thousands)
Interest-earning assets:
    Loan receivable, net...........    $(116)      6,281         (33)      6,132         (31)      5,546         (10)      5,505
    Securities ....................      (23)     (2,424)         11      (2,436)        143      (1,604)        (34)     (1,495)
    Other interest-earning (1) ....       (6)        330          (3)        321          21         (90)         (3)        (72)
                                      ------      ------      ------      ------      ------      ------      ------      ------

           Total ..................     (145)      4,187         (25)      4,017         133       3,852         (47)      3,938
                                      ------      ------      ------      ------      ------      ------      ------      ------

Interest-bearing liabilities:
    NOW and money market accounts .     (100)        220         (22)         98         (22)         54          (1)         31
    Passbook and
        statement savings accounts      (142)        (35)          7        (170)         37          20           1          58
    Certificates ..................       13       1,059           1       1,073         137       1,139          14       1,290
    FHLB advances .................      (24)        896         (18)        854          (2)        959        (154)        803
    Other borrowings ..............     --          --          --          --             1         270           4         275
                                      ------      ------      ------      ------      ------      ------      ------      ------

           Total ..................     (253)      2,140         (32)      1,855         151       2,442        (136)      2,457
                                      ------      ------      ------      ------      ------      ------      ------      ------

Net change in net interest
    income.........................   $  108       2,047           7       2,162         (18)      1,410          89       1,481
                                      ======      ======      ======      ======      ======      ======      ======      ======


(1)     Includes interest-bearing deposits and FHLB Stock.

LIQUIDITY AND CAPITAL  RESOURCES

The Savings  Bank is required to  maintain  minimum  levels of liquid  assets as defined by OTS regulations. That requirement, which varies periodically depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The current required ratio is 4%. The Savings Bank historically has maintained a level of liquid assets in excess of the regulatory requirement. Liquid assets consist of cash, cash equivalents and short-and intermediate-term U.S. Government and government agency securities. The maintenance of liquid assets allows for the possibility of disintermediation when interest rates fluctuate. The Savings Bank's liquidity ratios were 8.8% and 8.7% at December 31, 1998 and December 31, 1997, respectively.

The Savings Bank's sources of funds include proceeds from payments and prepayments on mortgage loans and mortgage-backed securities, proceeds from the maturities of investment securities and deposits. While maturities and scheduled amortization of loans and investment securities are predictable sources of funds, deposit inflows and mortgage prepayments are greatly influenced by local conditions, general interest rates, and regulatory changes.

At December 31, 1998, the Savings Bank had outstanding commitments to originate $9.2 million of loans, to fund unused lines of credit of $29.6 million and to fund the undisbursed portion of loans in process of $10.6 million. The Savings Bank believes that it will have sufficient funds available to meet its commitments. At December 31, 1998, certificates of deposit which were scheduled to mature in one year or less totaled $168.1 million. Management believes, based on past experience, that a significant portion of these funds will remain with the Savings Bank.

REGULATORY  CAPITAL  REQUIREMENTS

As a federally-chartered financial institution, the Savings Bank is required to maintain certain minimum amounts of regulatory capital. Regulatory capital is not a valuation allowance and has not been created by charges against earnings. The following table is a summary of the capital requirements, the Savings Bank's regulatory capital and the amounts in excess at December 31, 1998:

                                    Tangible                  Core               Risk-Based
                              -------------------    -------------------      ------------------
                                      % of                    % of                % of Risk-
                                    Adjusted                Adjusted              Weighted
                               Amount      Assets      Amount     Assets       Amount    Assets
                               ------     ------       ------       ----        ------    -----
                                                    (Dollars in thousands)

      Regulatory capital.... $ 46,082       9.94%    $ 46,082       9.94%     $ 48,243    18.02%
      Requirement...........    6,957       1.50       13,913       3.00        10,711     4.00
                               ------     ------       ------       ----        ------    -----

      Excess................ $ 39,125       8.44%    $ 32,169       6.94%     $ 37,532    14.02%
                               ======       ====       ======       ====        ======    =====

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 9 of Notes to Consolidated Financial Statements.

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

The Savings Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions continue to be affected by general changes in levels of interest rates and other economic factors beyond their control. At December 31, 1998, the Savings Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Savings Bank, based on certain assumptions, to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Savings Bank, based on certain assumptions, to mature or reprice within one year) as a percentage of total assets was a positive 19.9%. Generally, an institution with a positive gap would experience an increase in net interest income in a period of rising interest rates. However, certain shortcomings are inherent in the sensitivity analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different manners to changes in market interest rates. Therefore, no assurance can be given that the Savings Bank will be able to maintain its net interest-rate spread as market interest rates fluctuate.

The Savings Bank monitors its interest rate risk through the Asset/Liability Committee which meets weekly and reports the results of such monitoring quarterly to the Board of Directors. The Savings Bank's policy is to seek to maintain a balance between interest-earning assets and interest-bearing liabilities so that the Savings Bank's cumulative one-year gap ratio is within a range which management believes is conducive to maintaining profitability without incurring undue risk. The Savings Bank has increased its investment in adjustable-rate and shorter average life, fixed-rate mortgage-related securities and, generally, has not retained in its portfolio 30 year fixed-rate loans, in order to position itself against the consequences of rising interest rates. The Savings Bank also maintains liquid assets in excess of the regulatory requirement, allowing for the possibility of disintermediation when interest rates fluctuate. The Savings Bank's liquidity ratio of 8.8% at December 31, 1998 is significantly higher than the regulatory requirement of 4%. In addition, the Savings Bank's large stable core deposit base resulting from its continuing commitment to quality customer service has historically provided it with a steady source of funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 that are expected to reprice or mature, based upon certain assumptions, in each of the future periods shown.

                                                   More        More      More       More      More
                                                   than        than      than       than      than
                                                  Three        Six       One        Three     Five        More
                                       Three      Months      Months     Year       Years     Years       than
                                       Months     to Six      to 12      to 3       to 5      to 10       Ten
                                      or Less     Months      Months     Years     Years      Years      Years     Other(1)   Total
                                     ---------     ------     ------     ------     ------    ------      -----     ------   -------
Rate-sensitive assets:
    Mortgage loans, net..........    $  91,660     51,539     64,429     99,937     14,292    11,239      3,601     (1,453)  335,244
    Consumer and other loans.....       17,348      4,504      7,736     17,778      5,757       892        104       (304)   53,815
    Mortgage-backed
       securities................       11,639      5,974      1,620      3,396      1,620       468       -            65    24,782
    Interest-earning deposits....       13,413       -          -          -          -         -          -          -       13,413
    Investment securities........        2,885      1,160       -           655       -        1,713       -            66     6,479
    Mutual funds.................          306      7,187       -         1,745       -         -          -          (107)    9,131
    FHLB stock...................        2,800       -          -          -          -         -          -          -        2,800
                                      --------  ---------  --------- ----------  --------- ---------   --------    -------  --------

         Total interest-earning
            assets...............      140,051     70,364     73,785    123,511     21,669    14,312      3,705     (1,733)  445,664
                                       -------     ------     ------    -------     ------    ------     ------      =====   =======
Rate-sensitive liabilities:
    Deposits:
       Passbook and statement
         savings.................        1,598      1,488      2,673      7,559      4,252     4,170      1,298       -       23,038
       NOW accounts..............        3,607      3,356      6,030     17,051      9,591     9,406      2,926       -       51,968
       Money-market..............        1,169      1,088      1,955      5,528      3,109     3,049        949       -       16,848
       Certificates..............       60,454     54,414     53,234     85,840      5,234      -          -          -      259,176
    Borrowed funds...............          789       -          -         6,000     45,000     5,000       -          -       56,789
                                      --------  ---------  ---------   --------     ------    ------  ---------    -------   -------

         Total interest-bearing
            liabilities..........       67,617     60,346     63,892    121,979     67,187    21,626      5,173       -      407,819
                                       -------     ------     ------    -------     ------    ------     ------    -------   -------

Interest-sensitivity gap.........     $ 72,434     10,018      9,893      1,532    (45,518)   (7,314)    (1,468)    (1,733)   37,845
                                        ======     ======     ======   ========     ======    ======     ======      =====   =======
Cumulative interest-
    sensitivity gap..............     $ 72,434     82,452     92,345     93,877     48,360    41,046     39,578
                                        ======     ======     ======    =======     ======    ======     ======
Cumulative interest-sensitivity
    gap as a percentage of
    total assets.................        15.62%     17.78%     19.91%     20.24%     10.43%     8.85%      8.53%
                                        ======     ======     ======     ======     ======    ======     ======
Cumulative interest-earning assets
    as a percentage of cumulative
    interest-bearing liabilities.       207.12%    164.43%    148.13%    129.91%    112.69%   110.19%    109.70%
                                        ======     ======     ======     ======     ======    ======     ======

(1) Represents premiums, discounts, market value adjustments and provision for loan losses.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 TO DECEMBER 31, 1997

General Operating Results.  Net income for the year ended December 31, 1998, was
    $4.4 million or $1.22 per share, compared to net income for the year ended December 31, 1997 of $3.8 million or $1.01 per share. The increase in net income was primarily the result of an increase of $2.2 million in net interest income before provision for loan losses for 1998.

Interest Income.  Interest  income  increased  $4.0 million,  or 14%, from $28.2 million for the year ended December 31, 1997 to $32.2 million for the year ended December 31, 1998. The increase was due to an increase in the average balance of total interest-earning assets, primarily loans, from $361.1 million for the year ended December 31, 1997 to $404.1 million for the year ended December 31, 1998, an increase of $43 million, or 12% and an increase in the average yield on interest-earning assets from 7.80% for the year ended December 31, 1997 to 7.96% for the year ended December 31, 1998. The average yield on loans decreased from 8.31% for the year ended December 31, 1997 to 8.27% for the year ended December 31, 1998. The average yield on securities decreased from 6.35% for the year ended December 31, 1997 to 6.32% for the year ended December 31, 1998. The average yield on other interest earning assets decreased from 5.88% for the year ended December 31, 1997 to 5.82% for the year ended December 31, 1998.

Interest Expense. Interest expense increased $1.9 million from $15.4 million at December 31, 1997 to $17.3 million at December 31, 1998. The increase was due to a $41.7 million or 13% increase in the average balance of total interest-bearing liabilities from $311.9 million for the year ended December 31, 1997 to $353.6 million for the year ended December 31, 1998 offset in part by a decrease in the weighted-average rate paid on interest-bearing liabilities from 4.94% during 1997 to 4.88% in 1998.

Provision for Loan Losses. The Savings Bank's provision for loan losses increased from $649,000 for the year ended December 31, 1997 to $682,000 for the year ended December 31, 1998. The increase of $33,000 is due to the growth of the loan portfolio and reflects the Savings Bank's continuing policy of evaluating the adequacy of its allowance for loan losses and prevailing standards within the thrift industry. Generally, such evaluation includes consideration of the level of nonperforming loans and the level and composition of the Savings Bank's loan portfolio.

Noninterest Income. Noninterest income increased from $1.2 million for the year ended December 31, 1997 to $1.3 million for the year ended December 31, 1998. The increase was due to a $258,000 increase in other service charges and fees and a $73,000 increase in deposit account fees, which was partially offset by a $302,000 decrease in gain on sale of other assets.

Noninterest Expense. Noninterest expense consists primarily of salaries and employee benefits and occupancy expense. Noninterest expense increased
    $973,000 for the year ended December 31, 1998 compared to 1997. This increase was primarily due to a $544,000 increase in salaries and employee benefits and a $130,000 increase in occupancy expense, caused by growth of the Company.

Provision for Income Taxes. The provision for federal and state income taxes increased from $2.1 million for the year ended December 31, 1997 to $2.6 million for the year ended December 31, 1998. The effective tax rate increased from 35.7% for the year ended December 31, 1997 to 37.5% for the year ended December 31, 1998.

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

Interest Income. Interest income increased $3.9 million, or 16.3%, from $24.2 million for the year ended December 31, 1996 to $28.2 million for the year ended December 31, 1997. The increase was due to an increase in the average balance of total interest-earning assets from $321.9 million for the year ended December 31, 1996 to $361.1 million for the year ended December 31, 1997, an increase of $39.2 million, or 12.2% and an increase in the average yield on interest-earning assets from 7.52% for the year ended December 31, 1996 to 7.80% for the year ended December 31, 1997. The average yield on loans decreased from 8.33% for the year ended December 31, 1996 to 8.31% for the year ended December 31, 1997. The average yield on securities increased from 6.22% for the year ended December 31, 1996 to 6.35% for the year ended December 31, 1997. The average yield on other interest earning assets increased from 5.70% for the year ended December 31, 1996 to 5.88% for the year ended December 31, 1997.

Interest Expense. Interest expense increased $2.5 million from $13.0 million at December 31, 1996 to $15.4 million at December 31, 1997. The increase was due to a $41.6 million or 15.4% increase in the average balance of total interest-bearing liabilities from $270.3 million for the year ended December 31, 1996 to $311.9 million for the year ended December 31, 1997 and an increase in the weighted-average rate paid on interest-bearing liabilities from 4.79% during 1996 to 4.94% in 1997.

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

FUTURE ACCOUNTING REQUIREMENTS

The FASB has recently issued the following Statement of Financial Accounting Standards which is relevant to the Company:

    Financial Accounting Standards 133 - Accounting for Derivative Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement effective January 1, 2000. Management does not anticipate that this Statement will have a material impact on the Company.

                                           FFLC BANCORP, INC.

                                      Consolidated Balance Sheets
                               ($ in thousands, except per share amounts)

                                                                                     December 31,
                                                                              ------------------------
                                                                                 1998           1997
                                                                              ---------       --------
            Assets

Cash and due from banks .................................................     $   9,515          7,122
Interest-bearing deposits ...............................................        13,413          8,562
                                                                              ---------       --------
            Cash and cash equivalents ...................................        22,928         15,684
                                                                              ---------       --------

Securities available for sale ...........................................        22,165         26,581
Securities held to maturity (market value of $18,425 in 1998
    and $32,520 in 1997) ................................................        18,227         32,017
Loans receivable, net of allowance for loan losses of $2,283 in 1998
    and $1,684 in 1997 ..................................................       389,059        315,353
Accrued interest receivable:
    Securities ..........................................................           352            537
    Loans receivable ....................................................         1,890          1,597
Premises and equipment, net .............................................         5,597          5,313
Foreclosed real estate ..................................................           366            507
Real estate held for development ........................................           122            122
Restricted securities - Federal Home Loan Bank stock, at cost ...........         2,800          2,304
Other assets ............................................................           314            222
                                                                              ---------       --------

            Total .......................................................     $ 463,820        400,237
                                                                              =========       ========

            Liabilities and Stockholders' Equity

Liabilities:
    NOW and money market accounts .......................................        68,816         50,597
    Savings accounts ....................................................        23,038         24,503
    Certificates ........................................................       259,176        240,290
                                                                              ---------       --------

            Total deposits ..............................................       351,030        315,390
                                                                              ---------       --------

Advances from Federal Home Loan Bank ....................................        56,000         30,000
Other borrowed funds ....................................................           789           --
Deferred income taxes ...................................................           284            737
Accrued expenses and other liabilities ..................................         2,494          2,681
                                                                              ---------       --------

            Total liabilities ...........................................       410,597        348,808
                                                                              ---------       --------

Commitments and contingencies (Notes 4, 9, 12 and 20)

                                          FFLC BANCORP, INC.

                                      Consolidated Balance Sheets
                               ($ in thousands, except per share amounts)

                                                                                     December 31,
                                                                              ------------------------
                                                                                 1998           1997
                                                                              ---------       --------
Stockholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares authorized,
        none outstanding ................................................          --             --
    Common stock, $.01 par value, 9,000,000 shares authorized,
        4,372,041 in 1998 and 4,312,146 in 1997 shares issued ...........            44             43
    Additional paid-in-capital ..........................................        29,286         28,265
    Retained income .....................................................        39,714         36,622
    Accumulated other comprehensive income, unrealized loss on securities
        available for sale, net of tax of $39 in 1998 and $53 in 1997 ...           (65)           (88)
    Treasury stock, at cost (716,421 shares in 1998 and
        568,158 shares in 1997) .........................................       (15,125)       (12,466)
    Stock held by Incentive Plan Trusts .................................          (631)          (947)
                                                                              ---------       --------

            Total stockholders' equity ..................................        53,223         51,429
                                                                              ---------       --------

            Total .......................................................     $ 463,820        400,237
                                                                              =========        =======



          See accompanying Notes to Consolidated Financial Statements.

                                            FFLC BANCORP, INC.

                                    Consolidated Statements of Income
                                ($ in thousands, except per share amounts)

                                                                          Year Ended December 31,
                                                                ----------------------------------------
                                                                   1998            1997           1996
                                                                ----------      ---------      ---------
Interest income:
    Loans receivable ......................................     $   28,450         22,318         16,813
    Securities available for sale .........................          1,169          2,440          1,344
    Securities held to maturity ...........................          1,645          2,810          5,401
    Other interest-earning assets .........................            909            588            660
                                                                ----------      ---------      ---------

        Total interest income .............................         32,173         28,156         24,218
                                                                ----------      ---------      ---------
Interest expense:
    Deposits ..............................................         15,279         14,279         12,900
    Borrowed funds ........................................          1,992          1,137             59
                                                                ----------      ---------      ---------

        Total interest expense ............................         17,271         15,416         12,959
                                                                ----------      ---------      ---------

        Net interest income ...............................         14,902         12,740         11,259

Provision for loan losses .................................            682            649            107
                                                                ----------      ---------      ---------

        Net interest income after provision for loan losses         14,220         12,091         11,152
                                                                ----------      ---------      ---------
Noninterest income:
    Deposit account fees ..................................            558            485            489
    Other service charges and fees ........................            618            360            266
    Gain on sale of securities available for sale .........           --               11           --
    Gain on sale of other assets ..........................           --              302           --
    Other .................................................             88             61             54
                                                                ----------      ---------      ---------

        Total noninterest income ..........................          1,264          1,219            809
                                                                ----------      ---------      ---------
Noninterest expense:
    Salaries and employee benefits ........................          5,218          4,674          3,740
    Occupancy expense .....................................          1,060            930            812
    Deposit insurance premium .............................            195            147            624
    SAIF recapitalization assessment ......................           --             --            1,655
    Advertising and promotion .............................            278            224            122
    Data processing expense ...............................            477            429            384
    Professional services .................................            303            229            270
    Other .................................................            915            840            692
                                                                ----------      ---------      ---------

        Total noninterest expense .........................          8,446          7,473          8,299
                                                                ----------      ---------      ---------

                                            FFLC BANCORP, INC.

                                    Consolidated Statements of Income
                                ($ in thousands, except per share amounts)


                                                                          Year Ended December 31,
                                                                ----------------------------------------
                                                                   1998            1997           1996
                                                                ----------      ---------      ---------
Income before income taxes ................................          7,038          5,837          3,662

        Income taxes ......................................          2,641          2,083          1,478
                                                                ----------      ---------      ---------

Net income ................................................     $    4,397          3,754          2,184
                                                                ==========          =====          =====

Basic income per share of common stock ....................     $     1.22           1.01            .54
                                                                ==========          =====          =====

Weighted-average number of shares outstanding for basic ...      3,592,253      3,700,220      4,069,825
                                                                ==========          =====          =====

Diluted income per share of common stock ..................     $     1.16            .96            .51
                                                                ==========          =====          =====

Weighted-average number of shares outstanding for diluted .      3,777,085      3,911,256      4,267,992
                                                                ==========          =====          =====

          See accompanying Notes to Consolidated Financial Statements.

                                                         FFLC BANCORP, INC.

                                           Consolidated Statements of Stockholders' Equity
                                             ($ in thousands, except per share amounts)


                                                                                Stock
                                                                                 Held
                                                                                  By                    Accumulated
                                                     Additional                Incentive                  Other             Total
                                          Common      Paid-In      Treasury      Plan       Retained   Comprehensive   Stockholders'
                                          Stock       Capital        Stock       Trusts      Income       Income           Equity
                                          -----       -------        -----       ------      ------       ------           ------
Balance at December 31, 1995........       $ 28        27,041       (2,373)      (1,946)     32,704          (94)           55,360
                                                                                             ------          ---
Comprehensive income:

     Net income.....................          -             -            -            -       2,184            -             2,184

     Change in unrealized gains
       (losses) on securities available
       for sale, net of income taxes
       of $59.......................          -             -            -            -           -          (99)              (99)
                                                                                             ------          ---

Comprehensive income................          -             -            -            -       2,184          (99)             2,085
                                                                                             ------          ---             ------
Net proceeds from the issuance
     of 7,993 shares of common
     stock..........................          -            80            -            -           -            -                 80

Shares committed to participants
     in incentive plans (130,217
     shares remain uncommitted
     at December 31, 1996)..........          -           265            -          684           -            -                949

Dividends paid, net of $60 of
     dividends on ESOP shares
     recorded as compensation
     expense........................          -             -            -            -        (926)           -               (926)

Purchase of treasury stock,
     207,612 shares.................          -             -       (3,922)           -           -            -             (3,922)
                                           ----        ------       ------       ------      ------         ----             ------
Balance at December 31, 1996........         28        27,386       (6,295)      (1,262)     33,962         (193)            53,626
                                           ====        ======       ======       ======      ======         ====             ======

                                                                     (continued)

                                                         FFLC BANCORP, INC.

                                     Consolidated Statements of Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)


                                                                                 Stock
                                                                                 Held
                                                                                  By                     Accumulated
                                                       Additional               Incentive                  Other            Total
                                              Common    Paid-In     Treasury      Plan       Retained   Comprehensive  Stockholders'
                                              Stock     Capital       Stock      Trusts        Income       Income          Equity
                                              -----     -------       -----      ------        ------       ------          ------
Balance at December 31, 1996...........        $ 28      27,386      (6,295)     (1,262)      33,962          (193)         53,626
                                                                                              ------         -----          ------
Comprehensive income:

     Net income........................           -           -           -           -        3,754             -           3,754

     Change in unrealized gains
       (losses) on securities available
       for sale, net of income taxes
       of $63..........................           -           -           -           -            -           105             105
                                                                                              ------         -----          ------

Comprehensive income...................           -           -           -           -        3,754           105           3,859
                                                                                              ------         -----          ------

Net proceeds from the issuance of
     34,825 shares of common
     stock.............................           -         283           -           -            -             -             283

Shares committed to participants
     in incentive plans (162,399
     shares remain uncommitted
     at December 31, 1997).............           -         596           -         315            -             -             911

Dividends paid, net of $61 of
     dividends on ESOP shares
     recorded as compensation
     expense...........................           -           -           -           -       (1,079)            -          (1,079)

Purchase of treasury stock,
     228,502 shares....................           -           -      (6,171)          -            -             -          (6,171)

Five-for-three stock split in
     November, 1997....................          15           -           -           -          (15)            -               -
                                               ----      ------     -------      ------      -------          ----          ------

Balance at December 31, 1997...........          43      28,265     (12,466)       (947)      36,622           (88)         51,429
                                               ====      ======     =======      ======      =======          ====          ======

                                                                     (continued)

                                                         FFLC BANCORP, INC.

                                     Consolidated Statements of Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)


                                                                                Stock
                                                                                 Held
                                                                                  By                     Accumulated
                                                     Additional                Incentive                  Other            Total
                                            Common    Paid-In     Treasury       Plan       Retained   Comprehensive   Stockholders'
                                            Stock     Capital       Stock       Trusts        Income      Income           Equity
                                            -----     -------       -----       ------        ------      ------           ------
Balance at December 31, 1997...........      $ 43       28,265     (12,466)       (947)      36,622         (88)            51,429
                                                                                             ------       -----             ------
Comprehensive income:

     Net income........................         -           -            -           -        4,397           -              4,397

     Change in unrealized gains
       (losses) on securities available
       for sale, net of income taxes
       of $14..........................         -           -            -           -            -          23                 23
                                                                                             ------       -----             ------

Comprehensive income...................         -           -            -           -        4,397          23              4,420
                                                                                             ------       -----             ------
Net proceeds from the issuance of
     58,895 shares of common
     stock.............................         1         359            -           -            -           -                360

Shares committed to participants
     in incentive plans (109,794
     shares remain uncommitted
     at December 31, 1998).............         -         662            -         316            -           -                978

Dividends paid, net of $38 of
     dividends on ESOP shares
     recorded as compensation
     expense...........................         -           -            -           -       (1,305)          -             (1,305)

Purchase of treasury stock,
     148,263 shares....................         -           -       (2,659)          -            -           -             (2,659)
                                             ----      ------      -------      ------      -------        ----             ------

Balance at December 31, 1998...........      $ 44      29,286      (15,125)       (631)      39,714         (65)            53,223
                                             ====      ======      =======      ======      =======        ====             ======


          See accompanying Notes to Consolidated Financial Statements.

                                                  FFLC BANCORP, INC.

                                         Consolidated Statements of Cash Flows
                                                   ($ in thousands)

                                                                                        Year Ended December 31,
                                                                              ---------------------------------------
                                                                                  1998           1997           1996
                                                                               --------        --------       -------
Cash flows from operating activities:
    Net income      ......................................................... $   4,397           3,754         2,184
    Adjustments to reconcile net income
        to net cash provided by operations:
            Provision for loan losses........................................       682             649           107
            Depreciation.....................................................       406             395           345
            Gain on sale of securities available for sale....................      -                (11)          -
            Gain on sale of foreclosed real estate...........................       (36)            (11)          -
            Credit for deferred income taxes.................................      (467)           (256)         (116)
            Shares committed and dividends to incentive
                plan participants............................................     1,016             972         1,009
            Amortization of premiums or discounts on securities..............       (10)            (44)         (106)
            Deferral of deferred loan fees and unearned interest.............       413             254           139
            Purchase of Federal Home Loan Bank stock.........................      (496)           (365)          (11)
            Increase in accrued interest receivable..........................      (108)           (115)          (73)
            (Increase) decrease in other assets..............................       (92)            (38)          145
            (Decrease) increase in accrued expenses and other liabilities....      (187)          1,657          (490)
                                                                               --------        --------       -------

                    Net cash provided by operating activities................     5,518           6,841         3,133
                                                                               --------        --------       -------

Cash flows from investing activities:
    Proceeds from principal repayments and maturities of securities
        held to maturity.....................................................    13,788          18,135        28,300
    Purchase of securities available for sale................................    (9,555)         (7,490)      (31,339)
    Proceeds from principal repayments and maturities of securities
        available for sale...................................................    14,020          28,590        23,567
    Proceeds from sales of securities available for sale.....................      -                958           -
    Purchase of loans receivable.............................................      -               -           (2,106)
    Proceeds from sale of loans receivable...................................      -               -            1,557
    Loan disbursements.......................................................  (151,411)       (143,538)      (83,569)
    Principal repayments on loans............................................    76,747          54,840        39,106
    Purchase of premises and equipment, net..................................      (690)           (564)         (672)
    Proceeds from sales of foreclosed real estate............................        40             255            70
                                                                               --------        --------       -------

                    Net cash used in investing activities....................   (57,061)        (48,814)      (25,086)
                                                                               --------        --------       -------

                                                                     (continued)

                                                  FFLC BANCORP, INC.

                                   Consolidated Statements of Cash Flows, Continued
                                                   ($ in thousands)

                                                                                           Year Ended December 31,
                                                                                  -------------------------------------
                                                                                      1998          1997          1996
                                                                                  ---------       -------       -------
Cash flows from financing activities:
    Net increase in noninterest-bearing demand, savings,
        NOW and money-market accounts ........................................       16,754         4,382         3,152
    Net increase in certificate accounts .....................................       18,886        28,344        11,809
    Net increase in Federal Home Loan Bank advances ..........................       26,000        29,850          --
    Net increase (decrease) in other borrowed funds ..........................          789        (8,048)        8,048
    Stock options exercised ..................................................          360           283            80
    Purchase of treasury stock ...............................................       (2,659)       (6,171)       (3,922)
    Cash dividends paid ......................................................       (1,343)       (1,140)         (986)
                                                                                   --------       -------       -------

                Net cash provided by financing activities ....................       58,787        47,500        18,181
                                                                                   --------       -------       -------

Net increase (decrease) in cash and cash equivalents .........................        7,244         5,527        (3,772)

Cash and cash equivalents at beginning of year ...............................       15,684        10,157        13,929
                                                                                   --------       -------       -------

Cash and cash equivalents at end of year .....................................     $ 22,928        15,684        10,157
                                                                                   ========       =======       =======
Supplemental disclosures of cash flow information
Cash paid during the year for:
        Interest .............................................................     $ 17,564        15,125        12,937
                                                                                   ========       =======       =======

        Income taxes .........................................................     $  3,076         2,212         1,500
                                                                                   ========       =======       =======
    Noncash investing and financing activities:

        Accumulated other comprehensive income, change in unrealized
            loss on securities available for sale, net of tax.................     $     23           105           (99)
                                                                                   ========       =======       =======

        Transfers from loans to foreclosed real estate........................     $    193           444           287
                                                                                   ========       =======       =======

        Loans originated on sales of foreclosed real estate...................     $    297            54            21
                                                                                   ========       =======       =======

        Loans funded by and sold to correspondent ............................     $  8,383         2,469         2,368
                                                                                   ========       =======       =======

          See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997 and 1996

(1)  Summary of Significant Accounting Policies
    FFLCBancorp,  Inc. (the "Holding  Company") was  incorporated in Delaware on
        September 16, 1993 as a unitary savings and loan holding company. The Holding Company completed its public offering of 4,603,032 shares (adjusted for stock split) of common stock on January 4, 1994 and acquired First Federal Savings Bank of Lake County (the "Savings Bank") in connection with the Savings Bank's conversion from a federally-chartered mutual savings association to a federally-chartered stock savings bank. The Holding Company's acquisition of the Savings Bank was accounted for as a pooling-of-interest. The Savings Bank was established in 1934 as a federally-chartered mutual savings and loan association. The Savings Bank is a community-oriented savings institution which offers a variety of financial services to individuals and businesses primarily located in Lake County, Sumter County and Citrus County, Florida. The deposits of the Savings Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF").

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

        The Savings Bank is required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at a Federal Reserve Bank. The Savings Bank exceeded this requirement, which was $1.1 million and $843,000 at December 31, 1998 and 1997, respectively.

    Securities. The Company may classify its securities as either trading,  held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

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

        Borrowed Funds. The carrying amounts of borrowings under repurchase agreements approximate their fair values. Fair values of FHLB advances are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

        Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

        Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    Income Per Share of Common Stock. During 1997, the Company adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 provides accounting and reporting standards for calculating earnings per share. Basic income per share of common stock has been computed by dividing the net income for the year by the weighted-average number of shares outstanding. Shares of common stock purchased by the Employee Stock Option Plan ("ESOP") and the Retention and Recognition Plan ("RRP") incentive plans (see Note 16) are only considered outstanding when the shares are released or committed to be released for allocation to participants. The ESOP initially purchased 368,242 shares, of which 4,383 shares were released for allocation to participants each month beginning in January, 1994. The RRP initially purchased 184,122 shares, of which 177,517, 179,541 and 179,541 were allocated to participants and are considered outstanding for the years ended December 31, 1996, 1997 and 1998, respectively. At December 31, 1998, 109,794 shares remain uncommitted under both plans and are not considered outstanding for purposes of the computation of net income per share of common stock. Diluted income per share is computed by dividing net income by the weighted average number of shares outstanding including the dilutive effect of stock options (see Note 16) computed using the treasury stock method prescribed by SFAS No. 128. The following table presents the calculation of net income per share of common stock:

                                                                                    Year Ended December 31,
                                                                         ------------------------------------------
                                                                             1998           1997            1996
                                                                         ----------      ----------      -----------
Weighted-average shares of common stock issued
    and outstanding before adjustments for ESOP,
    RRP and common stock options ...................................      3,728,350       3,890,019       4,317,500

Adjustment to reflect the effect of unallocated
    ESOP and RRP shares ............................................       (136,097)       (189,799)       (247,675)
                                                                         ----------      ----------      ----------

Weighted average shares for basic income per share .................      3,592,253       3,700,220       4,069,825
                                                                         ==========      ==========      ==========

Basic income per share..............................................     $     1.22            1.01             .54
                                                                         ==========      ==========      ==========
Total weighted-average common shares and equivalents
    outstanding for basic income per share
    computation ....................................................      3,592,253       3,700,220       4,069,825

Additional  dilutive  shares using the average  market value for the period utilizing the treasury stock method
    regarding stock options ........................................        184,832         211,036         198,167
                                                                         ----------      ----------      ----------

Weighted-average common shares and equivalents
    outstanding for diluted income per share .......................      3,777,085       3,911,256       4,267,992
                                                                         ==========      ==========      ==========

Diluted income per share............................................     $     1.16             .96             .51
                                                                         ==========      ==========      ==========

                                       30

    Future Accounting  Requirements.  The FASB has recently issued the following
        Statement of  Financial  Accounting  Standards  which is relevant to the
        Company:

        Financial   Accounting   Standards  133  -  Accounting   for  Derivative
        Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement effective January 1, 2000. Management does not anticipate that this Statement will have a material impact on the Company.

    Reclassifications. Certain amounts in the 1996 and 1997 consolidated financial statements have been reclassified to conform to the presentation for 1998.

(2)  Securities
    Securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values were as follows:

                                                                                        Gross        Gross
                                                                      Amortized      Unrealized    Unrealized        Fair
                                                                         Cost           Gains        Losses          Value
                                                                         ----           -----        ------          -----
                                                                                           (In thousands)
        Securities available for sale:
        At December 31, 1998:
            Mutual funds........................................       $  9,238          -           (107)            9,131
            U.S. Government and agency securities...............          4,036           22          -               4,058
            Mortgage-backed securities..........................          8,898          -            (21)            8,877
            Other investment securities.........................             97            2          -                  99
                                                                        --------        ----         ----            ------

                Total...........................................       $ 22,269           24         (128)           22,165
                                                                       ========         ====         ====            ======

                                                                                       Gross        Gross
                                                                      Amortized      Unrealized    Unrealized        Fair
                                                                         Cost           Gains        Losses          Value
                                                                         ----           -----        ------          -----
                                                                                           (In thousands)
        At December 31, 1997:
            Mutual funds........................................          9,258           -           (75)            9,183
            U.S. Government and agency securities...............          7,965            2          (30)            7,937
            Mortgage-backed securities..........................          9,348           -           (43)            9,305
            Other investment securities.........................            151            5          -                 156
                                                                       --------         ----         ----            ------

                Total...........................................       $ 26,722            7         (148)           26,581
                                                                       ========         ====         ====            ======
        Securities held to maturity:
        December 31, 1998:
            SBA-related investment securities...................          2,320           46          -               2,366
            Mortgage-backed securities..........................         15,907          152          -              16,059
                                                                       --------         ----         ----            ------

                Total...........................................       $ 18,227          198          -              18,425
                                                                       ========         ====         ====            ======
        At December 31, 1997:
            SBA-related investment securities...................          3,031           46          -               3,077
            Mortgage-backed securities..........................         28,986          457          -              29,443
                                                                        --------         ---         ----            ------

                Total...........................................       $ 32,017          503          -              32,520
                                                                       ========          ===         ====            ======

                                       31

    The scheduled maturities of securities at December 31, 1998 were as follows:


                                                             Held-to-Maturity Securities         Available-for-Sale Securities
                                                             ---------------------------         -----------------------------
                                                                 Amortized         Fair              Amortized          Fair
                                                                    Cost           Value                Cost            Value
                                                                 --------          ------              ------          ------
                                                                                        (In thousands)
        Due from one year to five years..................        $      -               -               4,036           4,058
        Due from five years to ten years.................               -               -                  97              99
        Due after ten years..............................           2,320           2,366                   -               -
        Mortgage-backed securities.......................          15,907          16,059               8,898           8,877
        Mutual funds.....................................               -               -               9,238           9,131
                                                                  --------          ------              ------          ------

            Total   .....................................        $ 18,227          18,425              22,269          22,165
                                                                 ========          ======              ======          ======

    Securities with a carrying value of approximately $2.9 million and $3.4 million at December 31, 1998 and 1997, respectively, were pledged to secure public funds and tax deposits. The Company has also pledged securities with a carrying value of $3.1 million for borrowings under retail repurchase agreements with customers at December 31, 1998 (See
        Note 6).

    There were no sales of securities during the years ended December 31, 1998, 1997 and 1996.

    The Company's portfolio of mortgage-backed securities include collateralized mortgage obligations (CMOs). CMOs are generally divided into tranches whereby principal repayments from the underlying mortgages are used sequentially to retire the securities according to the priority of the tranches. The Company invests in the following collateralized mortgage obligation tranches: sequential, planned amortization class, targeted amortization class or support or companion floating-rate tranches. Such tranches have stated maturities ranging from 1-22 years; however, because of prepayments, the expected weighted-average life of these securities at December 31, 1998 is approximately 1.3 years. The majority of the CMOs owned by the Company are insured or guaranteed, either directly or indirectly, through mortgage-backed securities underlying the obligations by either the FNMA, FHLMC or GNMA. Depending on the amount of the Company's available-for-sale mortgage-backed securities, fluctuations in the interest rate environment and other factors, the Company may experience material effects on its capital resources due to categorizing these securities as available for sale. The Company's CMOs may be subject to price movements which typically result from prepayment on the underlying obligations. The Company's CMOs of $4.7 million have coupon rates ranging from 5.30% to 7.53% and had a weighted-average rate of 6.35% at December 31, 1998. The Company purchases only CMOs rated AA or better by nationally recognized rating services.

(3)  Loans Receivable
    The components of loans were as follows:

                                                                        At December 31,
                                                                   ----------------------
                                                                     1998           1997
                                                                   ---------     --------
                                                                        (In thousands)
            First mortgage loans secured by:
                One-to-four-family residential...................  $ 283,372      245,524
                Construction and land............................     11,683        3,528
                Multi-family units...............................      8,165        4,464
                Commercial real estate, churches and other.......     44,211       37,975
            Consumer loans.......................................     43,490       32,834
            Commercial loans.....................................     10,532        4,632
                                                                   ---------     --------

                    Subtotal.....................................    401,453      328,957

                Undisbursed portion of loans in process..........    (10,637)     (12,253)
                Net deferred loan costs..........................        526          333
                Allowance for loan losses........................     (2,283)      (1,684)
                                                                   ---------     --------

                    Loans receivable, net........................  $ 389,059      315,353
                                                                   =========      =======

    An analysis of the change in the allowance for loan losses follows:

                                                       Year Ended December 31,
                                              -------------------------------------
                                                 1998           1997           1996
                                              -------           -----         -----
                                                            (In thousands)
            Balance at January 1............  $ 1,684           1,063           977
            Net loans charged off...........      (83)            (28)          (21)
            Provision for loan losses.......      682             649           107
                                              -------           -----         -----

            Balance at December 31..........  $ 2,283           1,684         1,063
                                              =======           =====         =====

    There were no impaired loans recognized under SFAS 114 and 118 during the years ended December 31, 1998, 1997 and 1996.

    The Company  originates or purchases  nonresidential  real  property  loans.
        These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Nearly all of the Company's real property loans were collateralized by real property in Lake and Sumter Counties, Florida.

    Nonaccrual  loans  at  December  31,  1998  and 1997  totaled  $444,000  and
        $242,000, respectively. For the year ended December 31, 1998, interest income on loans would have been increased approximately $31,000 if the interest on nonaccrual loans at December 31, 1998 had been recorded under the original terms of such loans. All of the nonaccrual loans at December 31, 1998 and 1997 were first-mortgage, single-family residential loans or consumer loans.

    Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $930,000 and $1.2 million at December 31, 1998 and 1997, respectively.

(4)  Premises and Equipment
    Components of premises and equipment were as follows:

                                                           At December 31,
                                                      -----------------------
                                                        1998            1997
                                                      -------          -----
                                                            (In thousands)
        Cost:
            Land....................................   $ 1,754          1,754
             Building and improvements...............    4,357          4,380
            Furniture and equipment.................     2,193          2,152
            Construction in progress................       424             11
                                                       -------          -----

                Total cost..........................     8,728          8,297

        Less accumulated depreciation...............     3,131          2,984
                                                       -------          -----

            Net book value..........................   $ 5,597          5,313

    Certain company facilities are leased under various operating leases. Rental expense was $101,000, $51,000 and $22,000 in 1998, 1997 and 1996,
        respectively. At December 31, 1998, future minimum rental commitments under noncancellable leases were as follows (in thousands):

            Year Ending
            December 31,                                       Amount
            ------------                                       ------
                1999........................................    $ 176
                2000........................................      122
                2001........................................      125
                2002........................................      129
                2003........................................      132
                                                                -----
                                                                $ 684
                                                                =====
(5)  Deposits
    The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $18.2 million and $12.2 million in 1998 and 1997, respectively.

    At December 31, 1998, the scheduled maturities of certificate of deposit were as follows (in thousands):

            Year Ending
            -----------
                1999............................................ $ 168,086
                2000............................................    82,793
                2001............................................     3,031
                2002............................................     2,083
                2003 and thereafter.............................     3,183
                                                                 ---------
                                                                 $ 259,176
                                                                 =========

(6)  Advances from Federal Home Loan Bank and Other Borrowings
    As of December 31, 1998, the Savings Bank had $56 million in Federal Home Loan Bank of Atlanta ("FHLB") advances outstanding. These advances had a weighted-average interest rate of 5.28% and interest rates and maturities as follows (dollars in thousands):

                                                           At December 31,
                                        Interest        --------------------
      Year Ending December 31,            Rate             1998        1997
      ------------------------            ----             ----        ----

          2000........................    4.30%         $  6,000           -
          2002........................    6.10%            5,000       5,000
          2002........................    6.26%            5,000       5,000
          2002........................    6.09%           10,000      10,000
          2002........................    5.75%           10,000      10,000
          2003........................    3.90%            5,000           -
          2003........................    4.90%           10,000           -
          2008........................    4.19%            5,000           -
                                                        --------      ------
          Total.......................                  $ 56,000      30,000
                                                        ========      ======

    The security agreement with FHLB includes a blanket floating lien requiring the Savings Bank to maintain first mortgage loans as pledged collateral in an amount equal to at least, when discounted at 75% of the unpaid principal balances, 100% of these advances. The FHLB stock is also pledged as collateral for these advances. At December 31, 1998, the Savings Bank could borrow up to $100 million under the FHLB security agreement.

    Other borrowed  funds were  composed of retail  repurchase  agreements  with customers during 1998 and dollar reverse repurchase agreements during 1997. The Company enters into retail repurchase agreements with customers in which the funds received are accounted for as borrowings to the Company. Mortgage-backed securities sold under dollar reverse repurchase agreements were delivered to the broker-dealers who arranged the transactions. The broker-dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Company substantially identical securities at the maturities of the agreements.

    Information concerning other borrowed funds is summarized as follows:

                                                                             Year Ended December 31,
                                                                          ----------------------------
                                                                            1998                 1997
                                                                          -------               ------
                                                                             (Dollars in thousands)
            Average balance during the year............................   $    14                5,629
                                                                          =======               ======

            Average interest rate during the year......................      4.65%                5.74%
                                                                          =======               ======

            Maximum month-end balance during the year..................   $   789               11,952
                                                                          =======               ======

            Securities as collateral under the agreements at year end:

                Carrying value.........................................   $ 3,073                    -
                                                                          =======               ======

                Fair value.............................................   $ 3,073                    -
                                                                          =======               ======

(7)  Income Taxes
    The Holding Company and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated proportionally to the Holding Company and each of the subsidiaries as though separate income tax returns were filed.

    The income tax provision is summarized as follows:

                                             Year Ended December 31,
                                  ----------------------------------------------
                                    1998               1997               1996
                                                 (In thousands)
Current ...............           $ 3,108              2,339              1,594
Deferred ..............              (467)              (256)              (116)
                                  -------              -----              -----

                                  $ 2,641              2,083              1,478
                                  =======              =====              =====

    The effective  tax rate on income  before income taxes differs from the U.S.
        statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                                                     Year Ended December 31,
                                            -------------------------------------------------------------------------
                                                     1998                        1997                       1996
                                             Amount           %         Amount           %         Amount           %
                                            -------        ----        -------        ----        -------        ----
                                                                     (Dollars in thousands)
            Taxes on income at U.S.
                statutory rate........      $ 2,393        34.0%       $ 1,985        34.0%       $ 1,245        34.0%
            State income taxes, net of
                federal tax benefit...          240         3.4            192         3.3            131         3.6
            Other, net................            8          .1            (94)       (1.6)           102         2.8
                                            -------        ----        -------        ----        -------        ----
            Taxes on income at
                effective rates.......      $ 2,641        37.5%       $ 2,083        35.7%       $ 1,478        40.4%
                                            =======        ====        =======        ====        =======        ====

    Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax liability relate to the following:

                                                                 At December 31,
                                                                 ---------------
                                                                 1998       1997
                                                                 ----       ----
                                                                 (In thousands)
Deferred tax liabilities:
    Deferred loan fees ...................................       $--          27
    Allowance for loan losses ............................        --         256
    FHLB stock dividends .................................        304        304
    Depreciation .........................................        181        222
    Certain accrued interest .............................         12         17
    Other ................................................         96         82
                                                                 ----       ----

Gross deferred tax liabilities ...........................        593        908
                                                                 ----       ----

Deferred tax assets:
    Allowance for loan losses ............................        140       --
    Unrealized loss on securities available for sale .....         39         53
    Deferred loan fees ...................................         33       --
    RRP incentive plan ...................................         97        118
                                                                 ----       ----

Gross deferred tax assets ................................        309        171
                                                                 ----       ----

Net deferred tax liabilities .............................       $284        737
                                                                 ====        ===


    Retained  earnings at  December  31,  1998 and 1997  includes  approximately
        $5,810,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,186,000 at December 31, 1998 and 1997.

    The Small  Business Job  Protection  Act of 1996 (the "1996 Act") enacted on
        August 2, 1996 requires savings institutions, such as the Savings Bank, to recapture certain portions of their accumulated bad debt reserves, and eliminated the Percentage of Taxable Income Method of accounting for bad debts for tax purposes. The Savings Bank was required to change its method of accounting for bad debts for tax purposes effective January 1, 1996. In addition, the Savings Bank was required to recapture the excess of its bad debt reserves at December 31, 1995 over its base year reserves at December 31, 1987, ratably over a six-year period beginning in 1998. At December 31, 1998, the Savings Bank had approximately $757,000 of deferred tax liabilities recorded for the recapture of its excess bad debt reserves.

(8)  Pension Plan
    Prior to 1996, the Company participated in a multi-employer defined benefit pension plan (the "Pension Plan") which covered substantially all of its employees. The Company's funding policy with respect to the Pension Plan was to make an annual contribution determined by the Pension Plan's actuaries that would not be less than the minimum required contribution, nor greater than the maximum federal income tax deductible limit. The Company's contributions for the Pension Plan for the year ended December 31, 1995 was $65,000. During 1996, the Company decided to withdraw from participation in the Pension Plan, and accordingly, participants' benefits were frozen and participants became fully vested at that date. The Company did not make a contribution to the Pension Plan for 1996.

    In connection with the above, the Company adopted a new defined contribution profit sharing 401(k) plan (the "401(k) Plan") effective April 1, 1996. All employees who have met a minimum service requirement (1,000 hours of service in a twelve-month period) may participate in the Plan. Under the 401(k) Plan, a participant may elect to contribute up to 15% of their annual compensation, subject to IRS limitations on total annual contributions. The Company will make contributions to the 401(k) Plan on a monthly basis at two percent of participants' compensation. Contributions to the 401(k) Plan for the year ended December 31, 1998 and 1997 were $46,000 and $37,000, respectively.

(9)  Financial Instruments
    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

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

    The estimated fair values of the Company's financial instruments were as follows:

                                                                          At December 31, 1998        At December 31, 1997
                                                                          --------------------        --------------------
                                                                          Carrying        Fair        Carrying        Fair
                                                                           Amount         Value        Amount         Value
                                                                          ---------       ------        ------       ------
                                                                                              (In thousands)
              Financial assets:
                  Cash and cash equivalents.........................      $  22,928       22,928        15,684       15,684
                  Securities held to maturity.......................         18,227       18,425        32,017       32,520
                  Securities available for sale.....................         22,165       22,165        26,581       26,581
                  Loans receivable..................................        389,059      391,616       315,353      316,528
                  Accrued interest receivable.......................          2,242        2,242         2,134        2,134
                  Federal Home Loan Bank stock......................          2,800        2,800         2,304        2,304

              Financial liabilities:
                  Deposit liabilities...............................        351,030      350,801       315,390      316,689
                  Advances from FHLB................................         56,000       56,000        30,000       30,376
                  Other borrowed funds..............................            789          789          -            -

     A summary of the notional amounts of the Company's financial instruments which approximates fair value, with off-balance-sheet risk at December 31, 1998, follows:

                                                                  Notional
                                                                   Amount
                                                                  ---------
                                                               (In thousands)

              Commitments to extend credit..................      $   9,240

              Unused lines of credit........................      $  29,543

              Undisbursed portion of loans in process ......      $  10,637

(10)  Significant Group Concentration of Credit Risk
     The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Lake and Sumter County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Lake and Sumter County area.

     The contractual amounts of credit related financial instruments such as commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

(11)  Related Parties
     Loans to directors and executive officers of the Company were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers were as follows:

                                                                         Year Ended
                                                                         December 31,
                                                                      1998          1997
                                                                    -------         -----
                                                                       (In thousands)

            Beginning balance...................................    $ 1,728         1,030
            Amounts related to new officers and directors.......       -              135
            Loans originated....................................      1,313           725
            Principal repayments................................       (365)         (162)
                                                                    -------         -----

                Ending balance..................................    $ 3,406         1,728
                                                                    =======         =====


(12)  Commitments and Contingencies
    In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

(13)  Restrictions on Retained Earnings
    The Savings Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1998, approximately $16.9 million of retained earnings were available for dividend declaration without prior regulatory approval.

(14)  Regulatory Matters
    The Savings  Bank is  subject  to  various  regulatory  capital  requirement administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1998, that the Savings Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1998, the most recent notification from the OTS categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain minimum tangible, tier I
        (core), tier I (risk-based) and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    The Savings Bank's actual capital amounts and percentages at December 31, 1998 and 1997 are also presented in the tables.

                                                                                                       To Be Well
                                                                           Minimum                   Capitalized
                                                                         For Capital                   For Prompt
                                                                          Adequacy                  Corrective Action
                                                Actual                     Purposes                    Provisions
                                           -------------------        -------------------          -------------------
                                             %         Amount            %        Amount            %          Amount
         As of December 31, 1998:          ----      ---------        ----       --------          ----       --------
                                                                    (Dollars in thousands)
         Stockholders' equity,
             and ratio to total
             assets....................    9.97%     $  46,270
         Less: investment in
             nonincludable
             subsidiary................                   (187)
         Add back: unrealized loss on
             available-for-sale
             securities................                     (1)
                                                     ---------
         Tangible capital,
             and ratio to adjusted
             total assets..............    9.94%     $  46,082         1.5%      $  6,957
                                                     =========                   ========
         Tier 1 (core) capital, and
             ratio to adjusted total
             assets....................    9.94%     $  46,082         3.0%      $ 13,913           5.0%      $ 23,189
                                                     =========                   ========                     ========
         Tier 1 capital, and ratio
             to risk-weighted assets...   17.21%        46,082         4.0%      $ 10,711           6.0%      $ 16,067
                                                                                 ========                     ========
         Less: nonincludable
             investment in 80%
             land loans................                   (122)

         Tier 2 capital (allowance for
             loan losses)..............                  2,283
                                                     ---------
         Total risk-based capital,
             and ratio to risk-
             weighted assets...........   18.02%     $  48,243         8.0%      $ 21,422          10.0%      $ 26,778
                                                     =========                   ========                     ========

         Total assets..................              $ 463,962
                                                     =========

         Adjusted total assets.........              $ 463,774
                                                     =========

         Risk-weighted assets..........              $ 267,778
                                                     =========

                                                                                                      To Be Well
                                                                            Minimum                  Capitalized
                                                                         For Capital                  For Prompt
                                                                           Adequacy                Corrective Action
                                                Actual                     Purposes                   Provisions
                                           -------------------        -------------------          -------------------
                                             %         Amount            %        Amount            %          Amount
         As of December 31, 1997:          ----      ---------        ----       --------          ----       --------
                                                                    (Dollars in thousands)
         Stockholders' equity,
             and ratio to total
             assets....................   11.12%    $   44,502
         Less: investment in
             nonincludable
             subsidiary................                   (195)
         Add back: unrealized loss on
             available-for-sale
             securities................                     42
                                                     ---------
         Tangible capital,
             and ratio to adjusted
             total assets..............   11.08%     $  44,349         1.5%      $  6,003
                                                     =========                   ========

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets....................   11.08%     $  44,349         3.0%      $ 12,006           5.0%      $ 20,009
                                                     =========                   ========                     ========

         Tier 1 capital, and ratio
             to risk-weighted assets...   20.90%        44,349         4.0%      $  8,486           6.0%      $ 12,730
                                                                                 ========                     ========
         Tier 2 capital (allowance for
             loan losses)..............                  1,684
                                                     ---------
         Total risk-based capital,
             and ratio to risk-
             weighted assets...........   21.70%     $  46,033         8.0%      $ 16,973          10.0%      $ 21,216
                                                     =========                   ========                     ========

         Total assets..................              $ 400,339
                                                     =========

         Adjusted total assets.........              $ 400,186
                                                     =========

         Risk-weighted assets..........              $ 212,162
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

(15)  Conversion to Stock Savings Bank
    The Savings Bank successfully completed a conversion from a federally chartered mutual savings association to a federally chartered stock savings bank on January 4, 1994 pursuant to the Plan of Conversion adopted by the Savings Bank's Board of Directors on June 17, 1993 and subsequently approved by regulatory authorities and members of the Bank. FFLC Bancorp, Inc. was created as the holding company for the Savings Bank as part of this conversion, generating proceeds of $23.3 million (net of shares purchased by the Savings Bank for employee stock incentive plans) from the sale of 4,603,032 shares of stock at the price of $6 per share in a subscription and community offering.

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

    Current  regulations  allow the Savings  Bank to pay  dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also, capital distribution regulations limit the Savings Bank's ability to make capital distributions which include dividends, stock redemptions and repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock by the Savings Bank or its holding company for three years after conversion except for purchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro rata basis to all stockholders and with prior approval of the Office of Thrift Supervision or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria. See also Note 18 for information regarding the Savings Bank's Stock Repurchase Program.

(16)  Stock Benefit Plans
    During 1996,  the Company  adopted the  provisions of Statement of Financial
        Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 applies to stock-based compensation under the Company's incentive stock option plan (the "Option Plan") and under the Company's Recognition and Retention Plan discussed below. As allowed by SFAS No. 123, the Company elected to continue to measure compensation cost for the options or shares granted under either plan using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 does not apply to the Employee Stock Ownership Plan discussed below.

    During the years ended December 31, 1998, 1997 and 1996, 18,000,  10,867 and
         8,332 options were granted under the Option Plan, and 0, 2,014 and 6,000 shares were awarded under the Recognition and Retention Plan. SFAS No. 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 7.0% for each period, an annualized dividend yield of approximately 2% would apply over the exercise period, the expected life of the options would be the entire exercise period and the expected stock volatility was 42%, 23% and 14%, respectively, for 1998, 1997 and 1996. For purposes of pro forma disclosures, the estimated fair value was included in expense in the period vesting occurs. The following information pertains to the options granted to purchase common stock and shares awarded in 1998, 1997 and 1996 (in thousands, except per share amounts):

                                                                                         Year Ended December 31,
                                                                                 -------------------------------------
                                                                                   1998             1997          1996
                                                                                 --------          -----         -----
             Weighted-average grant-date fair value of options
                  issued during the year.....................................    $    166             84            39
                                                                                 ========          =====         =====

             Proforma net earnings...........................................    $  4,303          3,663         2,149
                                                                                 ========          =====         =====

             Proforma basic earnings per share...............................    $   1.20            .99           .53
                                                                                 ========          =====         =====

    Stock Option Plan. During  1993,  the Company  adopted and the  shareholders approved the Option Plan. On January 4, 1994, upon conversion of the Savings Bank to a stock association, stock options for 460,303 common shares were authorized to be granted to directors, officers and employees of the Savings Bank including 66,343 shares reserved for future directors, officers and employees. Shares granted under the Option Plan are exercisable at the market price at the date of grant. Such incentive stock options granted to officers and employees are exercisable in three equal annual installments, with the first installment becoming exercisable one year from the date of grant. Options granted to outside directors are exercisable immediately, but any common shares obtained from exercise of the options may not be sold prior to one year from the date of grant. All options expire at the earlier of ten years from the date of grant or one year following the date which the outside director, officer or employee ceases to serve in such capacity. At December 31, 1998, 54,999 shares remain available for grant to future directors, officers and employees.

    The following is a summary of option transactions:

                                                                                                            Weighted-
                                                                                     Range of                Average
                                                                      Number         Per Share              Per Share
                                                                     of Shares     Option Price              Price
                                                                     ---------     ------------              -----
            Outstanding, December 31, 1995......................      373,580       $  6.00-9.52            $  6.05
            Granted.............................................        8,332              12.00              12.00
            Forfeited...........................................       (2,778)              6.00               6.00
            Exercised...........................................      (13,321)              6.00               6.00
                                                                     --------
            Outstanding, December 31, 1996......................      365,813         6.00-12.00               6.19
            Granted.............................................       10,867        15.30-21.25              18.06
            Exercised...........................................      (46,252)         6.00-9.52               6.13
                                                                     --------

            Outstanding, December 31, 1997......................      330,428         6.00-21.25               6.58
            Granted.............................................       18,000        16.25-19.25              18.08
            Exercised...........................................      (59,895)              6.00               6.00
            Forfeited...........................................      (15,333)       12.00-19.25              17.84
                                                                     --------

            Outstanding, December 31, 1998......................      273,200      $  6.00-21.25            $  6.83
                                                                     ========      =============            =======

    The weighted-average remaining contractual life of the outstanding stock options at December 31, 1998, 1997 and 1996 was 5.3, 6.2 and 7.1 years, respectively.

    The outstanding options at December 31, 1998 were exercisable as follows:

                                                             Number                                Weighted-Average
                                                              of         Weighted-Average             Remaining
            Year Ending                                      Shares      Exercise Price           Contractual Life
            -----------                                      ------      --------------           ----------------
                                                                                                     (In years)
                Currently exercisable...................    264,979         $  6.54                      5.2
                1999....................................      3,111           15.91                      8.6
                2000....................................      3,110           15.91                      8.6
                2001....................................      2,000           16.25                      9.0
                                                            -------
                                                            273,200         $  6.83                      5.3
                                                            =======         =======                      ===


    Employee Stock  Ownership  Plan. The Company  sponsors a leveraged ESOP that covers eligible employees who have a twelve-month period of employment with the Savings Bank during which they worked at least 1,000 hours and who have attained age 21. The Savings Bank makes quarterly contributions to the ESOP equal to the ESOP's debt service. The ESOP Trust purchased 368,242 shares of common stock in the Company's initial public offering with the proceeds from a loan from the Company. This loan bears interest at a fixed-rate of six percent with principal and interest payable in equal quarterly installments over seven years. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid during the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the cost of the shares pledged as collateral are reported as a contra equity account. As shares are released from collateral, the Company records compensation expense, and an offsetting credit to capital, equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on all ESOP shares are recorded as compensation expense as it is management's intention to allocate the dividends along with the shares when allocated. Compensation expense for the years ended December 31, 1998, 1997 and 1996 included the following ESOP related costs:

                                                                             Year Ended December 31,
                                                                         -----------------------------
                                                                           1998       1997        1996
                                                                         -------       ----        ---
                                                                                  (In thousands)
            Amortization of the original cost, $6 per share...........   $   315        315        315
            Market appreciation of the FFLC shares....................       663        597        265
            Dividends on ESOP shares..................................        38         61         60
                                                                         -------       ----        ---

                Total.................................................   $ 1,016        973        640
                                                                         =======        ===        ===

    The ESOP shares were as follows:

                                                                               At December 31,
                                                                       ----------------------------
                                                                          1998               1997
                                                                       ----------          --------
                                                                              ($ in thousands)
            Allocated shares and shares released for allocation...        238,413           199,479
            Unreleased shares.....................................        105,212           157,818
                                                                       ----------          --------

            Total ESOP shares.....................................        343,625           357,297
                                                                       ----------          --------

            Fair value of unreleased shares.......................     $    1,710             3,433
                                                                       ==========          ========

    Recognition and Retention Plan. The Company  adopted,  and the  shareholders approved, an RRP for directors, officers and employees to enable the Savings Bank to attract and retain experienced and capable personnel. On January 4, 1994, the conversion date, 184,122 shares of common stock were purchased for the RRP which included 8,067 shares reserved for future directors, officers and employees. The shares are granted in the form of restricted stock to be earned in three equal annual installments beginning April 4, 1995. The RRP shares purchased in the conversion initially were excluded from stockholders' equity. The Company recognized compensation expense in the amount of the fair market value of the common stock at the grant date of $6 per share, pro rata over the years (1996, 1995 and 1994) during which the shares were earned and payable and recorded a credit to shareholders' equity. Compensation expense attributable to the RRP amounted to $368,000 in 1996, 1995 and 1994. No compensation expense attributable to the RRP was recognized in 1997 or 1998. The shares are entitled to all voting and other shareholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

    If a holder of restricted stock under the RRP terminated employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted. Forfeitures are reallocated to eligible participants annually. At December 31, 1998, 4,581 shares remain reserved for future directors, officers and employees.

(17)  Parent Company Only Financial Statements
    Condensed financial statements of the Holding Company as of and for the years ended December 31, 1998 and 1997 are presented below. Amounts shown as investment in subsidiary, loans to subsidiary and equity in earnings of subsidiary are eliminated in consolidation.

                            Condensed Balance Sheets

                                                               At December 31,
                                                            --------------------
                                                             1998          1997
                                                            -------      -------
                                                                (In thousands)
            Assets

Cash, deposited with subsidiary ......................      $   825          477
Investment in subsidiary .............................       46,270       44,503
Loans to subsidiary ..................................        6,131        6,447
Other assets .........................................         --              2
                                                            -------       ------
        Total assets .................................      $53,226       51,429
                                                            =======       ======

    Liabilities and Stockholders' Equity

Accrued expense and other liabilities ................            4         --
Stockholders' equity .................................       53,223       51,429
                                                            -------       ------

        Total liabilities and stockholders' equity ...      $53,226       51,429
                                                            =======       ======

                                            Condensed Statements of Income

                                                                                            Year Ended December 31,
                                                                                       ------------------------------
                                                                                          1998       1997        1996
                                                                                        -------      -----      -----
                                                                                                 (In thousands)

        Revenues.....................................................................   $   410        532        772
        Expenses.....................................................................       243        280        396
                                                                                        -------      -----      -----
                Income before earnings of subsidiary.................................       167        252        376
                Earnings of subsidiary...............................................     4,230      3,502      1,808
                                                                                        -------      -----      -----

                Net income                                                              $ 4,397      3,754      2,184
                                                                                        =======      =====      =====
                                          Condensed Statements of Cash Flows
                                                                                            Year Ended December 31,
                                                                                       ------------------------------
                                                                                         1998        1997        1996
                                                                                        -------      -----      -----
                                                                                                (In thousands)
    Cash flows from operating activities:
        Net income....................................................................  $ 4,397      3,754      2,184
        Adjustments to reconcile net income to net cash
          provided by operations:
            Equity in earnings of subsidiary..........................................   (4,230)    (3,502)    (1,808)
            Decrease (increase) in other assets.......................................        2         (2)         6
            Decrease in current income taxes payable..................................      -         -            (4)
            Increase (decrease) in accrued expenses and other liabilities.............        4        (12)        (4)
                                                                                        -------      -----      -----
                Net cash provided by operating activities.............................      173        238        374
                                                                                        -------      -----      -----
    Cash flows from investing activities-
            Repayment of loan to subsidiary...........................................      316      4,815      1,316
                                                                                        -------      -----      -----
    Cash flows from financing activities:
            Purchase of treasury stock................................................   (2,659)    (6,171)    (3,922)
            Proceeds from sale of common stock........................................      360        283         80
            Cash dividends paid.......................................................   (1,344)    (1,141)      (986)
            Cash dividends received...................................................    3,502      1,808      2,654
                                                                                        -------      -----      -----

                Net cash (used in) provided by financing activities...................     (141)    (5,221)    (2,174)
                                                                                        -------      -----      -----

    Net increase (decrease) in cash...................................................      348       (168)      (484)

    Cash at beginning of year.........................................................      477        645      1,129
                                                                                        -------      -----      -----

    Cash at end of year............................................................... $    825        477        645
                                                                                       ========        ===        ===


(18)  Stock Repurchase Program
    In December 1994, the Company's Board of Directors approved a Stock Repurchase Program ("Program") which allows the Company to acquire its outstanding common stock in the open market. The Company subsequently received OTS approval for the Program, and began repurchasing shares early in 1995. Under the Program, the Company was limited to repurchasing no more than 5%, or approximately 138,000 shares of its publicly-held common stock over a one-year period ending January 16, 1996. During the year ended December 31, 1995, 132,044 shares or 95.6% of the maximum number of shares approved under the Program were repurchased.

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

    In September 1998, the Company's Board of Directors approved a program which allows the Company to acquire 369,285 additional common stock in the open market. During the year ended December 31, 1998, the remaining shares approved under the January 1997 program were repurchased. During the year ended December 31, 1998 32,025 shares or 8.7% of the September 1998 program were repurchased.

(19) Quarterly Financial Data (unaudited)
    The following tables present summarized quarterly data (in thousands, except per share amounts):

                                                                          Year Ended December 31, 1998
                                                            ---------------------------------------------------------
                                                             First       Second      Third       Fourth
                                                            Quarter      Quarter     Quarter     Quarter        Total
                                                            -------      -------     -------     -------        -----

            Interest income...............................  $ 7,753        7,889        8,110       8,421      32,173
            Interest expense..............................    4,144        4,195        4,367       4,565      17,271
                                                            -------        -----        -----       -----      ------

            Net interest income...........................    3,609        3,694        3,743       3,856      14,902

            Provision for loan losses.....................      148          225          154         155         682
                                                            -------        -----        -----       -----      ------
            Net interest income after provision
                for loan losses...........................    3,461        3,469        3,589       3,701      14,220
                                                            -------        -----        -----       -----      ------

            Noninterest income............................      228          326          318         392       1,264
            Noninterest expense...........................    2,017        2,049        2,139       2,241       8,446
                                                            -------        -----        -----       -----      ------

            Income before income taxes....................    1,672        1,746        1,768       1,852       7,038

            Income taxes..................................      681          650          636         674       2,641
                                                            -------        -----        -----       -----      ------

            Net income....................................  $   991        1,096        1,132       1,178       4,397
                                                            =======        =====        =====       =====       =====

            Basic income per common share.................  $   .28          .30          .31         .33        1.22
                                                            =======          ===          ===         ===        ====

            Diluted income per common share...............  $   .26          .29          .30         .31        1.16
                                                            =======          ===          ===         ===        ====

                                       48

                                                                          Year Ended December 31, 1997
                                                            ---------------------------------------------------------
                                                             First       Second       Third       Fourth
                                                            Quarter      Quarter      Quarter     Quarter       Total
                                                            -------      -------      -------     -------       -----
            Interest income...............................  $ 6,483        6,880        7,264       7,529      28,156
            Interest expense..............................    3,439        3,741        4,051       4,185      15,416
                                                            -------        -----        -----       -----      ------

            Net interest income...........................    3,044        3,139        3,213       3,344      12,740

            Provision for loan losses.....................       68           70          364         147         649
                                                            -------        -----        -----       -----      ------
            Net interest income after provision
                for loan losses...........................    2,976        3,069        2,849       3,197      12,091
                                                            -------        -----        -----       -----      ------

            Noninterest income............................      198          216          541         264       1,219
            Noninterest expense...........................    1,631        1,883        1,917       2,042       7,473
                                                            -------        -----        -----       -----      ------

            Income before income taxes....................    1,543        1,402        1,473       1,419       5,837

            Income taxes..................................      570          500          547         466       2,083
                                                            -------        -----        -----       -----      ------

            Net income....................................  $   973          902          926         953       3,754
                                                            =======          ===          ===         ===       =====

            Basic income per common share.................  $   .26          .24          .25         .26        1.01
                                                            =======          ===          ===         ===        ====

            Diluted income per common share...............  $   .24          .23          .24         .25         .96
                                                            =======          ===          ===         ===         ===

(20)  Year 2000 Issues
    The Company is acutely  aware of the many  areas  affected  by the Year 2000 computer  issue,  as  addressed  by the Federal  Financial  Institutions
        Examination Council ("FFIEC") in its interagency statement which provided an outline for institutions to manage the Year 2000 challenges effectively. A Year 2000 plan has been approved by the Board of Directors which includes multiple phases, tasks to be completed, and target dates for completion. Issues addressed in the plan include awareness, assessment, renovation, validation, implementation, testing, and contingency planning.

    The Company has formed a Year 2000 committee that is charged with the oversight of completing the Year 2000 project on a timely basis. The Company has completed its awareness, assessment and renovation phases and is actively involved in validating and implementing its plan. At the present time, the Company has substantially completed its testing phase, the results of which indicate that the Company's internal systems appear to be Year 2000 ready. Since it routinely upgrades and purchases technologically advanced software and hardware on a continual basis, the Company has determined that the cost of making modifications to correct any Year 2000 issues will not materially affect reported operating results. Management does not believe that the Company has incurred or will incur material costs associated with the Year 2000 issue.

    The Company's   vendors  and  suppliers  have  been  contacted  for  written confirmation of their product readiness for Year 2000 compliance. Negative or deficient responses are analyzed and periodically reviewed to prescribe timely actions within the Company's contingency planning. The Company's main service provider has completed testing of its mission critical application software and item processing software; the test results, which have been documented and validated, are deemed to be Year 2000 compliant. FFIEC guidance on testing Year 2000 compliance of service providers states that proxy tests are acceptable compliance tests. In proxy testing, the service provider tests with a representative sample of financial institutions that use a particular service, with the results of such testing shared with all similarly situated clients of the service provider. The Company has authorized the acceptance of proxy testing since the proxy tests have been conducted with financial institutions that are similar in type and complexity to its own using the same version of the Year 2000 ready software and the same hardware and operating systems.

    The Company also recognizes the importance of determining that its borrowers are facing the Year 2000 problem in a timely manner to avoid deterioration of the loan portfolio solely due to this issue. All material relationships have been identified and questionnaires have been completed to assess the inherent risks. Deposit customers have received statement stuffers and informational material in this regard. The Company plans to work on a one-on-one basis with any borrower who has been identified as having high Year 2000 risk exposure.

    Notwithstanding our actions, there can be no assurances that all hardware and software that the Company will use will be Year 2000 compliant. Management cannot predict the amount of financial difficulties it may incur due to customers and vendors inability to perform according to their agreements with the Company or the effects that other third parties may cause as a result of this issue. Therefore, there can be no assurance that the failure or delay of others to address the issue or that the costs involved in such process will not have a material adverse effect on the Company's business, financial condition, and results of operations.

    Based on testing  results to date (as noted above),  the  Company's  mission critical systems have been deemed to be Year 2000 ready. However, a written contingency plan has been developed to address problems that might be caused from Year 2000 system failures. Testing of the contingency plan is in progress and is scheduled to be completed by June 30, 1999. With regard to non-mission critical internal systems, the Company's contingency plans are to replace those systems that test as being noncompliant. Alternatively, some systems could be handled manually on an interim basis. Should outside service providers not be able to provide compliant systems, the Company will terminate those relationships and transfer to other vendors. It is anticipated that the Company's deposit customers will have increased demands for cash in the latter part of 1999 and, correspondingly, the Company will maintain higher liquidity levels.

                          Independent Auditors' Report



The Board of Directors
FFLC Bancorp, Inc.
Leesburg, Florida:

We have audited the accompanying consolidated balance sheets of FFLC Bancorp, Inc. and Subsidiary (the "Company") (the parent company of First Federal Savings Bank of Lake County) as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.






HACKER, JOHNSON, COHEN & GRIEB PA
Orlando, Florida
January 15, 1999

                               FFLC BANCORP, INC.

                             DIRECTORS AND OFFICERS



Directors:
----------

Joseph J. Junod
Chairman of the Board

Claron D. Wagner
Vice Chairman

James P. Logan
Ted R. Ostrander, Jr.
H.D. Robuck, Jr.
Stephen T. Kurtz
Paul K. Mueller


Advisory Directors:
-------------------

James R. Gregg
James H. Herlong
Horace D. Robuck

Officers:
---------

Stephen T. Kurtz
President and Chief Executive Officer

Paul K. Mueller
Executive Vice President and Treasurer

Dwight L. Hart
Senior Vice President

Joseph D. Cioppa
Senior Vice President

Lawrence E. Hoag
Vice President

Brenda M. Grubb
Vice President

Jay Bartholomew
Vice President

Sandra L. Rutschow
Vice President and Secretary

Occupation
----------


Retired, General Manager, Avesta Sheffield Pipe


President, Woody Wagner, Inc.

President/Owner, Logan Sitework Contractors, Inc.
President, Lassiter-Ware, Inc.
Attorney; CEO, Ro-Mac Lumber & Supply, Inc.
President, FFLC Bancorp, Inc. & Subsidiary
Executive Vice President, FFLC Bancorp, Inc. &
Subsidiary



President, Jarol Company
General Partner, A.S. Herlong, Ltd.
President, Ro-Mac Lumber & Supply, Inc.

                           FIRST FEDERAL SAVINGS BANK
                                 OF LAKE COUNTY

                             DIRECTORS AND OFFICERS

DIRECTORS

Joseph J. Junod
Chairman of the Board

Claron D. Wagner
Vice Chairman

James P. Logan
Ted R. Ostrander, Jr.
H.D. Robuck, Jr.
Stephen T. Kurtz
Paul K. Mueller

Advisory Directors

James R. Gregg
James H. Herlong
Horace D. Robuck

OFFICERS

Stephen T. Kurtz
President
Chief Executive Officer

Paul K. Mueller
Executive Vice President
and Treasurer

Dwight L. Hart
Senior Vice President and Mortgage Loan Manager

Joseph D. Cioppa
Senior Vice President and Commercial Loan Manager

Jay Bartholomew
Vice President and Retail Banking Manager

Susan L. Berkebile
Vice President and Area Loan Manager

Michael J. Cox
Vice President and Area Loan Manager

Jankie Dhanpat
Vice President and SEC Reporting & Compliance

Brenda M. Grubb
Vice President and Human Resources Manager

James D. Haug
Vice President and Lady Lake Branch Manager

Lawrence E. Hoag
Vice President and Operations Manager

Brian R. Hofer
Vice President and Commercial Loan Officer

Karen Hollister
Vice President and Loan Operations Manager

Dennis R. Rogers
Vice President and Wildwood Branch Manager

Yvonne K. Ross
Vice President and Loan Officer

Sandra L. Rutschow
Vice President and Corporate Secretary



Sandra L. Seaton
Vice President and South Leesburg Branch Manager

Raynard S. (Ray) Taylor
Vice President and Commercial Loan Officer

Phil Tompetrini
Vice President and Inverness Branch Manager

Lynda F. Wemple
Vice President and Accounting Manager

Vickie S. Baxter
Assistant Vice President and Loan Officer

Donna Boyett
Assistant Vice President and Branch
Operations Coordinator

Stephanie Hodges
Assistant Vice President and Loan Underwriter

Cindy Lay
Assistant Vice President and Data Manager &
MIS Coordinator

Charles L. Lee
Assistant Vice President and Security Officer

Debra L. McFarlane
Assistant Vice President
Deposit Administrator

Sandra A. Rowe
Assistant Vice President and Loan Servicing Manager

Dee Dee Dye
Fruitland Park Office Manager

Terry French
Main Street Office Manager

Linda C. Gallop
Clermont Branch Manager

Doris E. Hyatt
Loan Closing Manager

Jennifer Kitchens
Bushnell Branch Manager

Victoria Ledford
Eustis Branch Manager

Marilyn Leugers
Main Office Branch Manager

Carmen C. Passwaters
Benefits Administrator

Angie Phillips
Lake Square Office Manager

Michael J. Price
Eustis Loan Officer

Betty Wolcott
Facilities & Purchasing Manager

                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                     is Proud of the Outstanding Service its
           Employees Provide to the Community and the People it Serves



MAIN OFFICE:

Stephen T. Kurtz
Paul K. Mueller
Dwight L. Hart
Joseph D. Cioppa
Brenda M. Grubb
Lawrence E. Hoag
Jay R. Bartholomew
Sandra L. Rutschow
Lynda F. Wemple
Yvonne K. Ross
Doris E. Hyatt
Vickie S. Baxter
Debra L. McFarlane
Sandra A. Rowe
Betty L. Wolcott
Carmen C. Passwaters
Charles L. Lee
Cynthia M. Lay
Karen L. Hollister
Jankie Dhanpat
Marilyn A. Leugers
Stephanie Hodges
Raynard S. Taylor
Linda N. Landers
Dawn Rene Davison
Carlos E. Colon
Virgina D. Vann
Cheryl A. Davis
Michelle M. Thompson
Jewel M. Correll
Pamela Ali
Barbara Boscana
Pamela J. Linville
Joan P. Gibson
Lisa K. Woolwine
Patricia B. Inman
Leslie A. Leach
Jennifer Grovesteen
Juanita F. Jackson
Barbara A. Cordes
Shu Een Chen
Diane S. Cook
Theresa R. Wells
Michelle M. Strickland
Adriane M. Lacey
Landa A. Russell

Margaret M. Siegel
Lynn P. Stoffel
Ruth E. Fielding
Linda J. Giggey
Sondra Jones
Penny M. Hollis
Andrea Hanson
Norma J. Caron
Zoann Goodman
Sheila C. Coffey
Carla J. Milow
Pamela A. O'Neal
Maryann D. Chantos
Margaret R. White
Constance A. Poitier-Christian
Aimee N. Barto
Taneira N. O'Neal
Annette McCullough
Carol A. Dewey
Cynthia A. Lord
Beverly L. Ross
Leigh S. Skehan
Jacqueline E. Widows
James R. Cummings
Judith A. Cook
Karen M. Falconer
Nicole Schlosser
Lilia Hanson
Gregory F. Heckler
Tina R. Clancy
Dorene K. Adkins
Betty J. Leech

HOME OFFICE - PART TIME:

Camilla R. Clark
Louise Eleanor Whitlock
James Schaeffer
Robert Cumm
Shirley N. Williams
Bobby H. Inscoe
Dana L. Morris
Natalie L. Rojas
Mary A. Durre
Joseph J. Lavallie

FRUITLAND PARK OFFICE:

Delphine C. Williams
Virginia I. Gatlin
Deedee A. Dye

LADY LAKE OFFICE:

James D. Haug
Melissa J. Chapman
Patricia L. Sizemore
Betty T. Woods
Brandi L. Shaw
Shanda R. Gamble
Heather L. Varner
Margaret A. Slimm

MAIN STREET OFFICE:

Donna L. Boyett
Rhonda L. Wilkerson
Constance L. Merrell-Kasch
Victoria J. Langford
Dawn M. O'Day

LAKE SQUARE
MALL OFFICE:

Angela Nicole Phillips
Melissa J. Miller
Regina Simmons
Cynthia G. Sheffield

CLERMONT OFFICE:

Brian R. Hofer
Susan Lynn Berkebile
Glenda S. Riggs
Linda Gallop
Tammy R. Imundi
Trinia C. McClendon
Arthur E. Middleton
Sharon M. Slack
Donna L. Franklin
Sharon S. Dziorney
Annette D. Rector
Janna R. Michell
Tina M. Bragg
Holly Ogg
Erin M. Ferguson

EUSTIS OFFICE:

Michael Cox
Victoria M. Ledford
Michael J. Price
Hilda Lozano
Kristina L. Keel
Natasha L. Pender
Juanita L. Taylor
Vivian R. Curry
Tina M. Carter
Krystal L. Rushton
Latonya M. May

WILDWOOD OFFICE:

Dennis R. Rogers
Paula D. Williams
Rebecca D. Moreno
Wanetta Mae Bannister
Linda J. Hooks
Mona M. Riggs
Sharon K. Styx
Shirley A. Davis

SOUTH LEESBURG OFFICE:

Sandra L. Seaton
Eva J. Snead
Carol A. Sieder
Orpha M. Vogt
Patti L. Martel-Spencer

INVERNESS:

Phil P. Tompetrini
Teresa A. Kuechle
Suzanne Mission
Lillian G. Russo
Judith Latmontagne
Jamie R. Daniels
Jean Toles

FOUR CORNERS

Lori M. Farfaglia
Terry J. French
Janis K. Spencer
Amy Romaniello
Sarah L. Williams

BUSHNELL:

Jennifer Kitchens
Sylvie M. Zimmerman
Angela B. Giangrossi
Inge Pelfrey


                                       54