Form 10-K, Exhibit 13
period 1999-12-31
FFLC BANCORP INC
filed 2000-03-22
CIK 912738

FFLC BANCORP, INC.
                               1999 ANNUAL REPORT


                                MISSION STATEMENT


Our mission is to operate in a manner consistent with the high expectations of our stockholders, customers and employees. We will achieve attractive financial results for our stockholders, provide quality financial services and products to our customers, and offer rewarding careers to our employees by increasing the use of technology while maintaining a high level of personal service and integrity. We exist in order to:

     o    provide an attractive return to our stockholders,
     o provide a competitive, progressive and profitable array of financial services and products,
     o    attract and retain highly-motivated, top-quality employees, and
     o    make a positive impact on the communities that we serve.


                           FORWARD-LOOKING STATEMENTS


The Private Securities Litigation Reform Act of 1995 evidences Congress" determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. This Annual Report, including the Letter to Stockholders and the Management"s Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risk and uncertainty. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company"s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company"s forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the Company"s business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the Company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer business requirements, Congressional legislation and similar matters. Readers of this report are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

                                    CONTENTS

                                                                           Page
                                                                           ----

Corporate Profile, Corporate Organization and General Information ........  1
Office Locations and Common Stock Prices and Dividends ...................  2
Consolidated Financial Highlights ........................................  3
Letter to Stockholders ...................................................  4-5
Selected Consolidated Financial Data and Financial Ratios.................  6-7
Management's Discussion and Analysis of Financial
    Condition and Results of Operations ..................................  8-18
Consolidated Financial Statements ........................................ 19-49
Independent Auditors' Report..............................................    50
Directors and Officers of FFLC Bancorp, Inc. .............................    51
Directors and Officers of First Federal Savings Bank of Lake County.......    52
Employees ................................................................    53





                                  Inside Cover

CORPORATE PROFILE

FFLC Bancorp, Inc. ("FFLC" or the "Holding Company") was incorporated in Delaware on September 16, 1993, and acquired First Federal Savings Bank of Lake County (the "Bank") (together, the "Company") in connection with the Bank's conversion to stock form on January 4, 1994. The Holding Company is a savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") which transacts its business through its subsidiary, the Bank. The Bank is a community-oriented savings institution which offers a variety of financial services to individuals and businesses primarily located in Lake County, Sumter County and Citrus County, Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF").

CORPORATE ORGANIZATION

Holding Company
    FFLC Bancorp, Inc.

Thrift Subsidiary
    First Federal Savings Bank of Lake County

Affiliate of Thrift Subsidiary
    Lake County Service Corporation

GENERAL INFORMATION

Corporate Headquarters
    800 North Boulevard West, Post Office Box 490420, Leesburg, Florida 34749 -0420

Annual Meeting
    The Annual Meeting of the Stockholders will be held at the Leesburg Community Building located at 109 East Dixie Avenue in Leesburg at 2:00 p.m. on May 4, 2000.

Form 10-K
    A copy of the Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by stockholders without charge upon written request to Sandra L. Rutschow, Vice President - Secretary, FFLC Bancorp, Inc., Post Office Box 490420, Leesburg, Florida 34749-0420. The Company's SEC filings are also available at our web site, http://www.1stfederal.com.

Stockholder Assistance
    Stockholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

       Registrar and Transfer Company
       10 Commerce Drive
       Cranford, New Jersey 07016
       800-368-5948

Corporate Counsel
    George W. Murphy, Jr.
    Muldoon, Murphy & Faucette LLP
    5101 Wisconsin Avenue
    Washington, D.C. 20016

Independent Auditors
    Hacker, Johnson, Cohen & Grieb PA
    Certified Public Accountants
    930 Woodcock Road, Suite 211
    Orlando, Florida 32803




Visit FFLC's Internet Site at http://www.1stfederal.com. This site provides up-to-date rates for certificates of deposit and mortgage loans, as well as access to FFLC's current stock quotes and SEC filings.

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

                                                                         Cash
                                                                       Dividends
                                                                         Paid
                                                 High       Low        Per Share
         Quarter Ended:

         March 31, 1998.....................    21 3/4     18 3/4        .09
         June 30, 1998......................    21 3/4     19            .09
         September 30, 1998.................    20         16 1/2        .09
         December 31, 1998..................    17 3/8     14 3/4        .09
         March 31, 1999.....................    18 1/2     15 1/2        .11
         June 30, 1999......................    19         16            .11
         September 30, 1999.................    18 1/8     17 1/2        .11
         December 31, 1999..................    17 7/8     13 1/4        .11

As of February 1, 2000, the Company had 810 holders of record of common stock.

CONSOLIDATED FINANCIAL  HIGHLIGHTS
(Dollars in thousands, except per share amounts)

AT YEAR END:                                                                         1999          1998        1997
                                                                                 -----------    ---------   ---------
Total assets..................................................................   $   590,432      463,820     400,237
Loans receivable, net.........................................................   $   501,131      389,059     315,353
Securities ...................................................................   $    36,909       40,392      58,598
Deposits......................................................................   $   429,274      351,030     315,390
Equity........................................................................   $    55,637       53,223      51,429
Book value per share..........................................................   $     15.52        14.56       13.74
Shares outstanding ...........................................................     3,583,938    3,655,620   3,743,988
Equity-to-assets ratio........................................................         9.42%        11.47%      12.85%
Nonperforming assets to total assets..........................................          .47%          .17%        .19%

FOR THE YEAR:

Interest income...............................................................    $   38,612       32,173      28,156
Net interest income after provision for loan losses...........................    $   16,679       14,220      12,091
Net income....................................................................    $    5,402        4,397       3,754
Basic income per share........................................................    $     1.52         1.22        1.01
Diluted income per share......................................................    $     1.47         1.16         .96
Loan originations funded......................................................    $  195,034      151,411     143,538
Return on average assets......................................................         1.03%        1.05%        1.00%
Return on average equity......................................................         9.89%        8.37%        7.18%
Average equity to average assets ratio........................................        10.45%       12.52%       13.93%
Noninterest expense to average assets.........................................         1.97%        2.01%        1.99%

YIELDS AND RATES:
                                                                  Weighted Average
                                                                   Rate or Yield           Average Rate or Yield During
                                                                  at December 31,              Year Ended December 31,
                                                              ----------------------       ----------------------------
                                                              1999              1998        1999        1998      1997
                                                              ----              ----        ----        ----      ----
Loans ..................................................      7.88%            7.96%       7.99%       8.27%       8.31%
Securities..............................................      6.22%            6.37%       5.83%       6.32%      6.35%
All interest-earning assets ............................      7.66%            7.72%       7.73%       7.96%      7.80%
Deposits................................................      4.53%            4.58%       4.56%       4.78%      4.87%
All interest-bearing liabilities .......................      4.84%            4.67%       4.70%       4.88%      4.94%
Interest-rate spread (1)................................      2.82%            3.05%       3.03%       3.08%      2.86%
Net yield on average interest-earning assets (2)........       N/A              N/A        3.48%       3.69%      3.53%

(1) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.
(2)   Net interest income divided by average interest-earning assets.

                                    LOGO HERE


Dear Stockholders:

Once again, I am pleased to have the opportunity to present to our stockholders, customers and friends, information about the Company's operations for the past year. We have again enjoyed a successful year, and I would like to take this opportunity to thank all of you - our stockholders, our customers, our communities, and our employees - for your efforts and support as we moved through 1999 and into the year 2000.

We all had high expectations for the transition to the new millennium, and the Company did indeed experience a most eventful year. We enjoyed record earnings for the year, opened three new branches, and approved the establishment of a dividend reinvestment plan for stockholders. First Federal Savings Bank, the Company's subsidiary, again set records for total assets, total loan volume, and total deposits. And, of course, we successfully navigated the Y2K transition!

For 1999, the Company earned $5.4 million, a 23% increase over 1998. On a per share basis, basic net income per share for 1999 was $1.52, compared to $1.22 for 1998. As we previously reported to you, the 1999 consolidated earnings were positively impacted in the first quarter of 1999 by a $553,000 after-tax gain on the sale of commercial land owned by Lake County Service Corporation, a subsidiary of the Bank. Excluding that gain, the Company's consolidated net income would have been $4.8 million for the year ended December 31, 1999, a 10% increase when compared to 1998. Basic income per share for 1999 excluding the gain would have been $1.36, an increase of 11% over 1998.

Asset growth continues to be an important focal point for the Company. The Company's total assets grew from $463.8 million at December 31, 1998 to $590.4 million at December 31, 1999. During 1999, the Bank's loan originations totaled $238.2 million, a 20% increase over the $198.7 million of originations in 1998. Originations of residential loans were $133.3 million, commercial loans were $59.2 million, and consumer loans were $45.7 million for 1999. Those volume levels compare to $109.2 million, $58.9 million, and $31.0 million, respectively, for 1998.

The Company's growth was funded by increases in the Bank's deposits and Federal Home Loan Bank advances. During 1999, the Bank's deposits grew from $351.0 million to $429.3 million, an increase of 22%. Of the total increase in deposits, checking and other transaction accounts grew $17.6 million (or 19%), while certificates of deposit grew $60.6 million (or 23%). During 1999, advances from the Federal Home Loan Bank grew $43 million (77%), from $56 million to $99 million.

As we look forward to 2000, we are excited about the opportunity we have to add interactive Internet banking to our list of banking products. We have been working on the development of our interactive Internet banking product, and expect to be able to launch this project in the second quarter of 2000. We are also excited about the opening in mid 2000 of our new Loan Administration building, located immediately behind our Main Office, which will allow us to continue to grow our Lending activities. When that building is finished, we plan to begin remodeling our Main Office in order to continue to serve our customers in the most efficient and convenient manner.

We are also very pleased to offer our stockholders the opportunity to reinvest dividends automatically on the Company's common stock, through the FFLC Bancorp, Inc. Dividend Reinvestment Plan (the "Plan"). That Plan, which was established in January 2000, allows registered stockholders of at least 50 shares of common stock to reinvest regular dividends on all or a portion of their common stock into additional shares. The Plan also allows participants to make optional cash purchases of common stock, and all costs, including brokerage commissions, are paid by the Company. A booklet describing the Plan in detail was mailed to stockholders in January. If you would like a copy of that booklet, there is a reply card included in this Annual Report that you can complete and return.

In spite of the success we enjoyed this year, the performance of the Company's stock did not reflect our profitability and growth. Perhaps because of all of the attention directed toward the Y2K transition, or toward "technology" stocks, or the uncertainty the market has felt toward future interest rates, financial stocks - including the Company's - were at best neglected by the market. While we wish the market would fully credit us with the success we are experiencing, we remain convinced that our best strategy for creating long-term value to our stockholders is to focus on profitability and excellence in customer service. We truly appreciate the loyalty and support of our stockholders, our customers, and our employees. We remain committed to doing what we can to increase the long-term value of our Company. That commitment includes meeting our customers needs, the investment needs of our stockholders, and the needs of the communities in which we have the privilege to serve. We believe FFLC Bancorp, Inc. is well positioned to meet those needs, and we look forward to the opportunities before us.

Cordially yours,



Stephen T. Kurtz
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)
                                                                                      At December 31,
                                                                -----------------------------------------------------
                                                                   1999        1998        1997      1996      1995
                                                                   ----        ----        ----      ----      ----

Total assets.................................................   $ 590,432     463,820     400,237   346,442   325,832
Loans receivable, net........................................     501,131     389,059     315,353   227,948   183,448
Cash and cash equivalents....................................      34,339      22,928      15,684    10,157    13,929
Securities ..................................................      36,909      40,392      58,598    98,568   119,148
Deposits   ..................................................     429,274     351,030     315,390   282,664   267,703
Borrowed funds...............................................     102,914      56,789      30,000     8,198       150
Stockholders' equity.........................................      55,637      53,223      51,429    53,626    55,360

                                                                         For the Year Ended December 31,
                                                              -------------------------------------------------------
                                                                 1999       1998          1997      1996       1995
                                                                 ----       ----          ----      ----       ----
Interest income...........................................    $  38,612      32,173      28,156     24,218     22,493
Interest expense..........................................       21,214      17,271      15,416     12,959     12,183
Net interest income.......................................       17,398      14,902      12,740     11,259     10,310
Provision for loan losses.................................          719         682         649        107        124
Net interest income after provision for loan losses.......       16,679      14,220      12,091     11,152     10,186
Noninterest income........................................        2,332       1,264       1,219        809        709
Noninterest expense.......................................       10,313       8,446       7,473      8,299      5,874
Income before provision for income taxes..................        8,698       7,038       5,837      3,662      5,021
Provision for income taxes................................        3,296       2,641       2,083      1,478      1,928
Net income ...............................................        5,402       4,397       3,754      2,184      3,093
Basic income per share (1)................................         1.52        1.22        1.01        .54        .73
Weighted average number of common
      shares outstanding for basic (1)....................    3,548,568   3,592,253   3,700,220  4,069,825  4,232,498
Diluted income per share (1)..............................      $  1.47        1.16         .96        .51        .70
Weighted average number of common shares
      outstanding for diluted (1).........................    3,677,038   3,777,085   3,911,256  4,267,992  4,427,098

-----------
(1) All per share amounts have been restated to reflect the five-for-three stock split in November, 1997.

SELECTED CONSOLIDATED FINANCIAL RATIOS
AND OTHER DATA:
                                                                           At or For the Year Ended December 31,
                                                                   ---------------------------------------------------
                                                                    1999       1998        1997      1996        1995
                                                                    ----       ----        ----      ----        ----

Return on average assets.....................................        1.03%      1.05%      1.00%      0.65%       0.98%
Return on average equity.....................................        9.89%      8.37%      7.18%      3.94%       5.59%
Dividend payout ratio .......................................       28.95%     29.51%     28.51%     44.71%      25.86%
Average equity to average assets.............................       10.45%     12.52%     13.93%     16.62%      17.46%
Total equity to total assets.................................        9.42%     11.47%     12.85%     15.48%      16.99%
Interest rate spread during year(1)..........................        3.03%      3.08%      2.86%      2.73%       2.54%
Net interest margin (2)......................................        3.48%      3.69%      3.53%      3.50%       3.35%
Nonperforming assets to total assets (3).....................        0.47%      0.17%      0.19%      0.30%       0.10%
Nonperforming loans to total loans (4).......................        0.46%      0.11%      0.07%      0.28%       0.09%
Allowance for loan losses to non-performing loans............      119.01%    514.19%    695.87%    159.61%     561.49%
Allowance for loan and REO
      losses to nonperforming assets.........................      101.77%    281.85%    224.83%    103.51%     288.48%
Allowance for loan losses to gross loans.....................        0.54%      0.57%      0.51%      0.45%       0.52%
Operating expenses to average assets.........................        1.97%      2.01%      1.99%      2.49%       1.85%
Average interest-earning assets to
      average interest-bearing liabilities...................        1.11       1.14       1.16       1.18        1.20
Net interest income to noninterest expenses..................        1.69       1.76       1.70       1.36        1.76
Total shares outstanding (5).................................   3,583,938  3,655,620  3,743,988  4,062,895   4,395,593
Book value per common share outstanding (5)..................     $ 15.52      14.56      13.74      13.20       12.59
Number of banking offices (all full-service).................          12          9          9          9           8

-----------
(1) Difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.
(2) Based upon net interest income before provision for loan losses divided by average interest-earning assets.
(3) Nonperforming assets consist of nonperforming loans and foreclosed real estate.
(4)  Nonperforming loans consist of loans 90 days or more delinquent.
(5) All per share amounts have been restated to reflect the five-for-three stock split in November, 1997.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Federal Savings Bank of Lake County, the subsidiary of FFLC, was organized in 1934 as a federally chartered savings and loan association and converted to a federally chartered stock savings bank on January 4, 1994. The Bank's principal business continues to be attracting retail deposits from the general public and investing those deposits, together with principal repayments on loans and investments and funds generated from operations, primarily in mortgage loans secured by one-to-four-family, owner-occupied homes, commercial loans, securities and, to a lesser extent, construction loans, consumer and other loans, and multi-family residential mortgage loans. In addition, the Bank holds investments permitted by federal laws and regulations including securities issued by the U.S. Government and agencies thereof. The Bank's revenues are derived principally from interest on its loan and mortgage-backed securities portfolios and interest and dividends on its investment securities.

The Bank is a community-oriented savings institution offering a variety of financial services to meet the needs of the communities it serves. The Bank's deposit gathering and lending markets are primarily concentrated in the communities surrounding its full service offices located in Lake, Sumter and Citrus counties in central Florida. Management believes that its offices are located in communities that generally can be characterized as rural service and retirement communities with residential neighborhoods comprised predominately of one-to-four-family residences. The Bank is the largest (by asset size) locally-based financial institution in Lake County, and serves its market area with a wide selection of residential mortgage loans and other retail financial services. Management considers the Bank's reputation for financial strength and customer service as a major advantage in attracting and retaining customers in its market area and believes it benefits from its community orientation as well as its established deposit base and level of core deposits.

The Company had net income of $5.4 million for the year ended December 31, 1999, compared to net income of $4.4 million for the year ended December 31, 1998. At December 31, 1999, the Bank had total assets of $590.4 million, an increase of 27.3% over total assets of $463.8 million at December 31, 1998. That increase resulted primarily from an $112.0 million, or 28.8%, increase in net loans receivable from $389.1 million at December 31, 1998 to $501.1 million at December 31, 1999, reflecting increased local loan demand. Cash and cash equivalents increased $11.4 million or 49.8% from $22.9 million to $34.3 million. Securities decreased $3.5 million or 8.7% during 1999. Deposits increased $78.2 million, or 22.3%, from $351.1 million at December 31, 1998 to $429.3 million at December 31, 1999. Advances from the Federal Home Loan Bank increased $43.0 million, while other borrowed funds increased $3.1 million for a net increase of $46.1 million or 81.2% in borrowings. Stockholders' equity increased $2.4 million.

REGULATION AND LEGISLATION

General

The operating results of the Bank are affected by Federal laws and regulations and the Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS"), as its chartering agency, and the Federal Deposit Insurance Corporation ("FDIC"), as the deposit insurer. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposit accounts are insured up to applicable limits by the FDIC under the SAIF ("Savings Association Insurance Fund"). The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. The OTS and the FDIC conduct periodic examinations to test the Bank's compliance with various regulatory requirements. The activities of the Company and the Bank are governed by the Home Owner's Loan Act, as amended (the "HOLA"), and, in certain respects, the Federal Deposit Insurance Act (the "FDIA"). A more complete description of the HOLA and FDIA is included in the Form 10-K.

Capital Requirements

The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Under the OTS final rule implementing FDICIA, generally, a well-capitalized institution is defined as one that meets the following capital standards: a 5% tangible capital standard; a 6% leverage (core capital) ratio; and a 10% risk-based capital standard, and has not been notified by its federal banking agency that it is in a "troubled condition." At December 31, 1999, the Bank met each of its capital requirements and met the criteria of a "well-capitalized" institution as defined above.

Insurance of Deposit Accounts

The FDIC has adopted a risk-based deposit insurance system that assesses deposit insurance premiums according to the level of risk involved in an institution's activities. An institution's risk category is based upon whether the institution is classified as "well capitalized," "adequately capitalized" or "less than adequately capitalized" and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Effective January 1, 1997, the FDIC lowered the annual assessment rates for SAIF members to 0 to 27 basis points. The FDIC has authority to raise premiums if deemed necessary. If such action is taken, it could have an adverse effect on the earnings of the institution.

Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

CREDIT RISK

The Bank's primary business is lending on residential real estate, an activity with the inherent risk of generating potential loan losses the magnitude of which depend on a variety of factors affecting borrowers which are beyond the control of the Bank. The Bank has underwriting guidelines and credit review procedures designed to minimize such credit losses.

RESULTS OF OPERATIONS

The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its interest-earning assets, primarily its loans, mortgage-backed securities and investment securities, and its interest-bearing liabilities, consisting of deposits and borrowings. The operating expenses of the Company principally consist of employee compensation, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin; and (vi) weighted average yields and rates at December 31, 1999. Yields and costs were derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered to constitute adjustments to yields.

                                                                        Year Ended December 31,
                                                          ---------------------------------------------------------------
                                                                       1999                              1998
                                                          ---------------------------------------------------------------
                                            Yield At                           Average                            Average
                                         December 31,     Average              Yield/       Average               Yield/
                                            1999          Balance    Interest   Cost        Balance     Interest   Cost
                                            ----          -------    --------   ----        -------     --------   ----
                                                                                    (Dollars in thousands)
Interest-earning assets:
    Loans receivable...................     7.88%       $ 442,213     35,315    7.99%     $ 343,967      28,450    8.27%
    Securities.........................     6.22           37,951      2,213    5.83         44,533       2,814    6.32
    Other interest-earning assets (1)..     5.03           19,404      1,084    5.59         15,606         909    5.82
                                                        ---------     ------              ---------      ------
         Total interest-earning assets.     7.66          499,568     38,612    7.73        404,106      32,173    7.96
                                                                      ------                             ------
Noninterest-earning assets.............                    23,062                            15,130
                                                        ---------                         ---------

         Total assets..................                 $ 522,630                         $ 419,236
                                                        =========                         =========
Interest-bearing liabilities:
    NOW and money market
       accounts........................     2.67           66,892      1,631    2.44         49,862       1,088    2.18
    Passbook and statement savings
       accounts........................     2.00           22,170        485    2.19         23,683         517    2.18
    Certificates.......................     5.30          285,898     14,967    5.24        246,375      13,674    5.55
    FHLB advances......................     5.64           74,515      4,038    5.42         33,718       1,991    5.90
    Other borrowings...................     4.75            1,916         93    4.85             14           1    7.14

         Total interest-bearing
           liabilities.................     4.84          451,391     21,214    4.70        353,652      17,271    4.88
                                                                      ------                             ------
Noninterest-bearing deposits...........                    10,411                             7,602
Noninterest-bearing liabilities........                     6,202                             5,473
Stockholders' equity...................                    54,626                            52,509
                                                        ---------                         ---------

         Total liabilities and equity..                 $ 522,630                         $ 419,236
                                                        =========                         =========
Net interest-earning assets and
    interest-rate spread (2)...........     2.82%       $  48,177               3.03%     $  50,454                3.08%
                                            ====        =========               ====      =========                ====
Net interest income and net
    margin (3).........................                             $ 17,398    3.48%                  $  14,902  3.69%
Ratio of interest-earning assets
    to interest-bearing liabilities....                      1.11                                           1.14
                                                             ====                                           ====

                                                         1997
                                            ---------------------------
                                                                Average
                                             Average             Yield/
                                             Balance  Interest    Cost
                                             -------  --------    ----
Interest-earning assets:
    Loans receivable...................     $ 268,425  22,318     8.31%
    Securities.........................        82,720   5,250     6.35
    Other interest-earning assets (1)..        10,000     588     5.88
                                            ---------  ------
         Total interest-earning assets.       361,145  28,156     7.80
                                                       ------
Noninterest-earning assets.............        14,160
                                            ---------

         Total assets..................     $ 375,305
                                            =========

Interest-bearing liabilities:
    NOW and money market
       accounts........................        40,819     991     2.43
    Passbook and statement savings
       accounts........................        24,963     687     2.75
    Certificates.......................       227,271  12,601     5.54
    FHLB advances......................        13,226     814     6.15
    Other borrowings...................         5,629     323     5.74
                                            ---------  ------
         Total interest-bearing
           liabilities.................       311,908  15,416     4.94
                                                       ------
Noninterest-bearing deposits...........         5,838
Noninterest-bearing liabilities........         5,285
Stockholders' equity...................        52,274
                                            ---------

         Total liabilities and equity..     $ 375,305
                                            =========

Net interest-earning assets and
    interest-rate spread (2)...........     $  49,237             2.86%
                                            =========             ====

Net interest income and net
    margin (3).........................                $ 12,740   3.53%
                                                       ========   ====
Ratio of interest-earning assets
    to interest-bearing liabilities....          1.16
                                                 ====

-----------
(1)    Includes interest-bearing deposits, federal funds sold and FHLB Stock.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities.
(3) Net interest margin is net interest income divided by average interest-earning assets.

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

                                               Year Ended December 31,                  Year Ended December 31,
                                                     1999 vs. 1998                           1998 vs. 1997
                                                  Increase (Decrease)                     Increase (Decrease)
                                            ----------------------------------      ---------------------------------
                                                        Due to                                  Due to
                                            ----------------------------------      ---------------------------------
                                                               Rate/                                  Rate/
                                            Rate    Volume     Volume      Net      Rate   Volume     Volume      Net
                                            ----    ------     ------      ---      ----   ------     ------      ---
                                                                          (Dollars in thousands)
Interest-earning assets:
    Loan receivable, net.................  $  (981)   8,126    (280)     6,865      (116)   6,281       (33)    6,132
    Securities...........................     (217)    (416)     32       (601)      (23)  (2,424)       11    (2,436)
    Other interest-earning (1)...........      (37)     221      (9)       175        (6)     330        (3)      321
                                            ------   ------    ----     ------      ----   ------        --    ------

           Total.........................   (1,235)   7,931    (257)     6,439      (145)   4,187       (25)    4,017
                                             -----    -----     ---      -----       ---    -----        --     -----

Interest-bearing liabilities:
    NOW and money market accounts........      128      371      44        543      (100)     219       (22)       97
    Passbook and
        statement savings accounts.......        1      (33)   -           (32)     (142)     (35)        7      (170)
    Certificates.........................     (776)   2,193    (124)     1,293        13    1,059         1     1,073
    FHLB advances........................     (164)   2,409    (198)     2,047       (24)   1,219       (18)    1,177
    Other borrowings.....................      -        136     (44)        92       -       (322)      -        (322)
                                             -----   ------    ----    -------      ----   ------      ----    ------

           Total.........................     (811)   5,076    (322)     3,943      (253)   2,140       (32)    1,855
                                            ------    -----     ---      -----       ---    -----        --     -----

Net change in net interest
    income ...............................  $ (424)    2,855       65   2,496        108     2,047        7     2,162
                                            ======     =====       ==   =====        ===     =====        =     =====

-----------

(1) Includes interest-bearing deposits, federal funds sold and FHLB Stock.

LIQUIDITY AND CAPITAL  RESOURCES

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. That requirement, which varies periodically depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The current required ratio is 4%. The Bank historically has maintained a level of liquid assets in excess of the regulatory requirement. Liquid assets consist of cash, cash equivalents and short- and intermediate-term U.S. Government and government agency securities. The maintenance of liquid assets allows for the possibility of disintermediation when interest rates fluctuate. The Bank's liquidity ratios were 18.7% and 8.8% at December 31, 1999 and December 31, 1998, respectively.

The Bank's sources of funds include proceeds from payments and prepayments on mortgage loans and mortgage-backed securities, proceeds from the maturities of investment securities and deposits. While maturities and scheduled amortization of loans and investment securities are predictable sources of funds, deposit inflows and mortgage prepayments are greatly influenced by local conditions, general interest rates, and regulatory changes.

At December 31, 1999, the Bank had outstanding commitments to originate $7.8 million of loans, to fund unused lines of credit of $33.6 million, to fund the undisbursed portion of loans in process of $15.9 million and $.7 million in outstanding standby letters of credit. The Bank believes that it will have sufficient funds available to meet its commitments. At December 31, 1999, certificates of deposit which were scheduled to mature in one year or less totaled $205.6 million. Management believes, based on past experience, that a significant portion of these funds will remain with the Bank.

REGULATORY  CAPITAL  REQUIREMENTS

As a federally-chartered financial institution, the Bank is required to maintain certain minimum amounts of regulatory capital. Regulatory capital is not a valuation allowance and has not been created by charges against earnings. The following table provides a summary of the capital requirements, the Bank's regulatory capital and the amounts in excess at December 31, 1999:

                                                         Tangible                Core                    Risk-Based
                                                     ----------------       ------------------        ----------------
                                                               % of                      % of               % of Risk-
                                                             Adjusted                 Adjusted               Weighted
                                                     Amount    Assets        Amount     Assets        Amount   Assets
                                                     ------    ------        ------     ------        ------   ------
                                                                          (Dollars in thousands)
      Regulatory capital.......................... $ 51,177     8.68%      $ 51,177      8.68%      $ 53,894     14.92%
      Requirement.................................    8,841     1.50         17,681      3.00         28,893      8.00
                                                    -------     ----         ------      ----         ------     -----

      Excess...................................... $ 42,336     7.18%      $ 33,496      5.68%      $ 25,001      6.92%
                                                     ======     ====         ======      ====         ======     =====

MARKET RISK

Market risk is the risk of loss from changes in market prices and rates. The Company"s market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 9 of Notes to Consolidated Financial Statements.

The Company"s primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on the Bank"s net interest income and capital, while adjusting the Company"s asset-liability structure to obtain the maximum yield-cost spread on that structure. The Company relies primarily on its asset-liability management to control interest-rate risk. However, a sudden and substantial increase in interest rates may adversely impact the Company"s earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company does not engage in trading activities.

ASSET /LIABILITY MANAGEMENT

The Bank's primary mission is to provide home ownership by offering permanent and construction residential mortgage loans and consumer financing and by providing conveniently located depository facilities with transaction, savings and certificate accounts. The Bank's goal is to continue to be a well-capitalized and profitable operation that provides service that is professional, efficient and courteous. The Bank seeks to fulfill its mission and accomplish its goals by pursuing the following strategies: (i) emphasizing lending in the one-to-four-family residential mortgage market; (ii) controlling interest-rate risk; (iii) managing deposit pricing and asset growth; (iv) emphasizing cost control; and (v) maintaining asset quality by investing in mortgage-backed securities which, in management's judgment, provide a balance between yield and safety in a home mortgage related investment. It is management's intention to continue to employ these strategies over the foreseeable future.

The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions continue to be affected by general changes in levels of interest rates and other economic factors beyond their control. At December 31, 1999, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank, to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank, to mature or reprice within one year) as a percentage of total assets was a negative 2.98%. Generally, an institution with a negative gap would experience a decrease in net interest income in a period of rising interest rates or an increase in net interest income in a period of declining interest rates. However, certain shortcomings are inherent in the sensitivity analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different manners to changes in market interest rates. Therefore, no assurance can be given that the Bank will be able to maintain its net interest-rate spread as market interest rates fluctuate.

The Bank monitors its interest-rate risk through the Asset/Liability Committee which meets weekly and reports the results of such monitoring quarterly to the Board of Directors. The Bank's policy is to seek to maintain a balance between interest-earning assets and interest-bearing liabilities so that the Bank's cumulative one-year gap ratio is within a range which management believes is conducive to maintaining profitability without incurring undue risk. The Bank has increased its investment in adjustable-rate and shorter average life, fixed-rate mortgage-related securities in order to position itself against the consequences of rising interest rates. The Bank also maintains liquid assets in excess of the regulatory requirement, allowing for the possibility of disintermediation when interest rates fluctuate. The Bank's liquidity ratio of 18.7% at December 31, 1999 is significantly higher than the regulatory requirement of 4% due in part to the preparation of the Company for Y2K. In addition, the Bank's large stable core deposit base resulting from its continuing commitment to quality customer service has historically provided it with a steady source of funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999 that are expected to reprice, based upon certain assumptions, in each of the future periods shown.

                                              More        More       More      More      More
                                              than        than      than       than      than
                                              Three      Six         One       Three     Five       More
                                  Three       Months      Months    Year        Years    Years      than
                                  Months      to Six    to 12       to 3       to 5      to 10      Ten
                                  or Less     Months      Months    Years      Years     Years      Years     Total
                                  -------     ------      ------    -----      -----     -----      -----     -----
Rate-sensitive assets:
   Mortgage loans, net of LIP..   $ 85,967     44,682     60,024    124,728     46,628    34,261     27,271    423,561
   Commercial and consumer
    loans......................     21,137      6,029     10,142     25,906     12,008     1,998        350     77,570
   Mortgage-backed
    securities.................      6,885      4,316      2,226      2,463      1,200       400       -        17,490
   Interest-earning deposits...     17,026       -          -          -          -         -          -        17,026
   Investment securities.......     1,608        -         2,991      4,946        982        63       -        10,590
   Mutual funds................      8,829       -          -          -          -         -          -         8,829
   FHLB stock .................      4,950       -          -          -          -         -          -         4,950
                                  --------     ------     ------    -------     ------    ------     ------    -------

       Total interest-earning
         assets................    146,402     55,027     75,383    158,043     60,818    36,722     27,621    560,016
                                  --------     ------     ------    -------     ------    ------     ------    -------
Rate-sensitive liabilities:
   Deposits:
       Savings accounts........      1,465      1,363      2,449      6,926      3,897     3,821      1,189     21,110
   NOW and money
    market accounts............      5,363      4,992      8,968     25,361     14,265    13,989      4,355     77,293
   Certificates................     62,644     76,012     67,208    110,148     3,759       -          -       319,771
   Borrowed funds..............     42,914     15,000      6,000     25,000     14,000      -          -       102,914
                                  --------     ------     ------    -------     ------    ------     ------    -------
       Total interest-bearing
         liabilities...........    112,386     97,367     84,625    167,435     35,921    17,810      5,544    521,088
                                  --------     ------     ------    -------     ------    ------     ------    -------

Interest-sensitivity gap.......  $  34,016    (42,340)    (9,242)    (9,392)    24,897    18,912     22,077     38,928
                                 =========    =======     ======     ======     ======    ======     ======     ======
Cumulative interest-
    sensitivity gap............  $  34,016     (8,324)   (17,566)   (26,958)    (2,061)   16,851     38,928
                                 =========    =======     ======     ======     ======    ======     ======
Cumulative interest-earning
    assets.....................  $ 146,402    201,429    276,812    434,855    495,673   532,395    560,016
                                 =========    =======     ======     ======     ======    ======     ======
Cumulative interest-bearing
    liabilities................  $ 112,386    209,753    294,378    461,813    497,734   515,544    521,088
                                 =========    =======     ======     ======     ======    ======     ======
Cumulative interest-sensitivity
    gap as a percentage of
    total assets...............       5.76%     (1.41)%    (2.98)%    (4.57)%   (0.35)%     2.85%      6.59%
                                      ====       ====       ====       ====     =====       ====       ====
Cumulative interest-earning
    assets as a percentage of
    cumulative interest-bearing
    liabilities................     130.27%     96.03%     94.03%     94.16%     99.59%   103.27%    107.47%
                                    ======      =====      =====      =====      =====    ======     ======

         COMPARISON OF YEARS ENDED DECEMBER 31, 1999 TO DECEMBER 31, 1998

         General Operating  Results.  Net income for the year ended December 31,
            1999, was $5.4 million or $1.52 per basic income per share, compared to net income for the year ended December 31, 1998 of $4.4 million or $1.22 per basic income per share. The increase in net income was primarily the result of an increase of $2.5 million in net interest income before provision for loan losses for 1999, partially offset by an increase of $1.9 million in noninterest expenses in 1999.

         Interest Income. Interest income increased $6.4 million, or 20.0%, from $32.2 million for the year ended December 31, 1998 to $38.6 million for the year ended December 31, 1999. The increase was due to an increase in the average balance of total interest-earning assets, primarily loans, from $404.1 million for the year ended December 31, 1998 to $499.6 million for the year ended December 31, 1999, an increase of $95.5 million, or 23.6%, partially offset by a decrease in the average yield on interest-earning assets from 7.96% for the year ended December 31, 1998 to 7.73% for the year ended December 31, 1999. The average yield on loans decreased from 8.27% for the year ended December 31, 1998 to 7.99% for the year ended December 31, 1999. The average yield on securities decreased from 6.32% for the year ended December 31, 1998 to 5.83% for the year ended December 31, 1999. The average yield on other interest earning assets decreased from 5.82% for the year ended December 31, 1998 to 5.59% for the year ended December 31, 1999.

         Interest Expense. Interest expense increased $3.9 million from $17.3 million at December 31, 1998 to $21.2 million at December 31, 1999. The increase was due to a $97.7 million or 27.6% increase in the average balance of total interest-bearing liabilities from $353.7 million for the year ended December 31, 1998 to $451.4 million for the year ended December 31, 1999 offset in part by a decrease in the weighted-average rate paid on interest-bearing liabilities from 4.88% during 1998 to 4.70% in 1999.

         Provision for Loan Losses. The Bank's provision for loan losses increased from $682,000 for the year ended December 31, 1998 to $719,000 for the year ended December 31, 1999. The increase of $37,000 reflects the Bank's continuing policy of evaluating the adequacy of its allowance for loan losses and prevailing standards within the thrift industry. Generally, such evaluation includes consideration of the level of nonperforming loans and the level and composition of the Bank's loan portfolio.

         Noninterest Income. Noninterest income increased from $1.3 million for the year ended December 31, 1998 to $2.3 million for the year ended December 31, 1999. The increase was primarily due to a $886,000 gain recognized in 1999 from the sale of real estate held for development and a $117,000 increase in other service charges and fees.

         Noninterest Expense. Noninterest expense consists primarily of salaries and employee benefits and occupancy expense. Noninterest expense increased $1.9 million for the year ended December 31, 1999 compared to 1998. The increase was primarily due to a $998,000 increase in salaries and employee benefits and a $459,000 increase in occupancy expense resulting from the growth of the Company.

         Provision for Income Taxes. The provision for federal and state income taxes increased from $2.6 million for the year ended December 31, 1998 to $3.3 million for the year ended December 31, 1999. The effective tax rate increased from 37.5% for the year ended December 31, 1998 to 37.9% for the year ended December 31, 1999.

         COMPARISON OF YEARS ENDED DECEMBER 31, 1998 TO DECEMBER 31, 1997

         General Operating  Results.  Net income for the year ended December 31,
            1998, was $4.4 million or $1.22 per basic income per share, compared to net income for the year ended December 31, 1997 of $3.8 million or $1.01 per basic income per share. The increase in net income was primarily the result of an increase of $2.2 million in net interest income before provision for loan losses for 1998.

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

         Provision for Loan Losses. The Bank's provision for loan losses increased from $649,000 for the year ended December 31, 1997 to $682,000 for the year ended December 31, 1998. The increase of $33,000 reflects the Bank's continuing policy of evaluating the adequacy of its allowance for loan losses and prevailing standards within the thrift industry. Generally, such evaluation includes consideration of the level of nonperforming loans and the level and composition of the Bank's loan portfolio.

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

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

                                                 FFLC BANCORP, INC.

                                             Consolidated Balance Sheets
                                     ($ in thousands, except per share amounts)


                                                                                                 December 31,
                                                                                           1999             1998
                                                                                         --------          --------
            Assets
Cash and due from banks...........................................................    $   17,313             9,515
Interest-bearing deposits.........................................................        17,026            13,413
                                                                                        --------          --------

            Cash and cash equivalents.............................................        34,339            22,928

Securities available for sale.....................................................        36,909            22,165
Securities held to maturity (market value of $18,425 in 1998).....................        -                 18,227
Loans receivable, net of allowance for loan losses of $2,811 in 1999
    and $2,283 in 1998............................................................       501,131           389,059
Accrued interest receivable:
    Securities  ..................................................................           407               352
    Loans receivable..............................................................         2,408             1,890
Premises and equipment, net.......................................................         9,386             5,597
Foreclosed real estate............................................................           400               366
Real estate held for development..................................................        -                    122
Federal Home Loan Bank stock, at cost.............................................         4,950             2,800
Other assets    ..................................................................           502               314
                                                                                       ---------         ---------

            Total.................................................................     $ 590,432           463,820
                                                                                         =======           =======

            Liabilities and Stockholders' Equity

Liabilities:
    Noninterest-bearing demand deposits...........................................        11,100             8,379
    NOW and money market accounts.................................................        77,293            60,437
    Savings accounts..............................................................        21,110            23,038
    Certificates..................................................................       319,771           259,176
                                                                                         -------           -------

            Total deposits........................................................       429,274           351,030
                                                                                         -------           -------

Advances from Federal Home Loan Bank..............................................        99,000            56,000
Other borrowed funds..............................................................         3,914               789
Deferred income taxes.............................................................           102               284
Accrued expenses and other liabilities............................................         2,505             2,494
                                                                                        --------          --------

            Total liabilities.....................................................       534,795           410,597
                                                                                         -------           -------

Commitments and contingencies (Notes 4, 9, 12 and 20)

Stockholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares authorized,
        none outstanding..........................................................        -                  -
    Common stock, $.01 par value, 9,000,000 shares authorized,
        4,447,461 in 1999 and 4,372,041 in 1998 shares issued.....................            44                44
    Additional paid-in-capital....................................................        30,273            29,286
    Retained income...............................................................        43,539            39,714
    Accumulated other comprehensive income (loss).................................          (182)              (65)
    Treasury stock, at cost (863,523 shares in 1999 and
        716,421 shares in 1998)...................................................       (17,721)          (15,125)
    Stock held by Incentive Plan Trusts...........................................          (316)             (631)
                                                                                       ---------          --------

            Total stockholders' equity............................................        55,637            53,223
                                                                                         -------           -------

            Total.................................................................     $ 590,432           463,820
                                                                                         =======           =======

See accompanying Notes to Consolidated Financial Statements.

                                                  FFLC BANCORP, INC.

                                          Consolidated Statements of Income
                                      ($ in thousands, except per share amounts)

                                                                                   Year Ended December 31,
                                                                             1999            1998            1997
                                                                          -----------   ------------     -----------
Interest income:
    Loans receivable................................................... $      35,315         28,450          22,318
    Securities available for sale......................................         1,798          1,169           2,440
    Securities held to maturity........................................           415          1,645           2,810
    Other interest-earning assets......................................         1,084            909             588
                                                                          -----------   ------------     -----------

        Total interest income..........................................        38,612         32,173          28,156
                                                                          -----------    -----------      ----------

Interest expense:
    Deposits...........................................................        17,083         15,279          14,279
    Borrowed funds.....................................................         4,131          1,992           1,137
                                                                          -----------    -----------     -----------

        Total interest expense.........................................        21,214         17,271          15,416
                                                                           ----------     ----------      ----------

        Net interest income............................................        17,398         14,902          12,740

Provision for loan losses..............................................           719            682             649
                                                                          -----------    -----------     -----------

        Net interest income after provision for loan losses............        16,679         14,220          12,091
                                                                           ----------      ---------      ----------

Noninterest income:
    Deposit account fees...............................................           624            558             485
    Other service charges and fees.....................................           735            618             360
    Gain on sale of real estate held for development...................           886           -             -
    Gain on sale of securities available for sale......................        -                -                11
    Gain on sale of other assets.......................................        -                -                302
    Other..............................................................            87             88              61
                                                                         ------------    -----------    ------------

        Total noninterest income.......................................         2,332          1,264           1,219
                                                                          -----------     ----------      ----------

Noninterest expense:
    Salaries and employee benefits.....................................         6,216          5,218           4,674
    Occupancy expense..................................................         1,519          1,060             930
    Deposit insurance premium..........................................           214            195             147
    Advertising and promotion..........................................           333            278             224
    Data processing expense............................................           612            477             429
    Professional services..............................................           282            303             229
    Other..............................................................         1,137            915             840
                                                                         ------------    -----------     -----------

        Total noninterest expense......................................        10,313          8,446           7,473
                                                                          -----------     ----------     -----------

Income before income taxes.............................................         8,698          7,038           5,837

        Income taxes...................................................         3,296          2,641           2,083
                                                                          -----------     ----------     -----------

Net income.............................................................    $    5,402          4,397           3,754
                                                                           ==========     ==========     ===========

Basic income per share of common stock.................................   $      1.52           1.22            1.01
                                                                          ===========    ===========     ===========

Weighted-average number of shares outstanding for basic................     3,548,568      3,592,253       3,700,220
                                                                            =========      =========       =========

Diluted income per share of common stock...............................   $      1.47           1.16             .96
                                                                          ===========    ===========    ============

Weighted-average number of shares outstanding for diluted..............     3,677,038      3,777,085       3,911,256
                                                                            =========      =========       =========

See accompanying Notes to Consolidated Financial Statements.

                                                         FFLC BANCORP, INC.

                                     Consolidated Statements of Changes in Stockholders' Equity
                                             ($ in thousands, except per share amounts)

                                                                                Stock
                                                                                 Held
                                                                                  By                    Accumulated
                                                      Additional               Incentive                   Other           Total
                                             Common    Paid-In     Treasury      Plan       Retained   Comprehensive   Stockholders'
                                             Stock     Capital       Stock      Trusts        Income   Income  (Loss)     Equity
                                             -----     -------       -----      ------        ------   ------  ------     ------
Balance at December 31, 1996...........      $ 28      27,386      (6,295)     (1,262)      33,962          (193)         53,626
                                                                                                                          ------

Comprehensive income:

     Net income........................        -          -          -           -           3,754           -             3,754

     Change in unrealized gains
       (losses) on securities available
       for sale, net of income taxes
       of $63..........................        -          -          -           -            -              105             105
                                                                                                                          ------
Comprehensive income...................                                                                                    3,859
                                                                                                                          ------

Net proceeds from the issuance of
     34,825 shares of common
     stock.............................        -          283        -            -           -               -              283

Shares committed to participants
     in incentive plans (162,399
     shares remain uncommitted
     at December 31, 1997).............        -          596        -            315         -               -              911

Dividends paid, net of $61 of
     dividends on ESOP shares
     recorded as compensation
     expense...........................        -          -          -           -          (1,079)           -           (1,079)

Purchase of treasury stock,
     228,502 shares....................        -          -        (6,171)       -           -                -           (6,171)

Five-for-three stock split in
     November, 1997....................        15         -          -           -             (15)           -             -
                                               --   ---------   ---------      ------     --------          ----       ------

Balance at December 31, 1997...........        43      28,265     (12,466)       (947)      36,622           (88)         51,429
                                               ==      ======      ======         ===       ======           ===          ======

                                       21

                                                         FFLC BANCORP, INC.

                                Consolidated Statements of Changes in Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)


                                                                                Stock
                                                                                 Held
                                                                                  By                     Accumulated
                                                     Additional                Incentive                  Other            Total
                                            Common    Paid-In     Treasury       Plan       Retained   Comprehensive   Stockholders'
                                            Stock     Capital       Stock       Trusts        Income  Income  (Loss)       Equity
                                            -----     -------       -----       ------        ------  ------  ------       ------
Balance at December 31, 1997...........      $ 43       28,265     (12,466)       (947)      36,622         (88)            51,429
                                                                                                                            ------

Comprehensive income:

     Net income........................       -           -           -            -          4,397          -               4,397

     Change in unrealized gains
       (losses) on securities available
       for sale, net of income taxes
       of $14..........................       -           -           -            -           -             23                 23
                                                                                                                          --------

Comprehensive income...................                                                                                      4,420
                                                                                                                            ------

Net proceeds from the issuance of
     58,895 shares of common
     stock.............................         1          359        -             -          -             -                 360

Shares committed to participants
     in incentive plans (109,794
     shares remain uncommitted
     at December 31, 1998).............       -            662        -            316          -            -                 978

Dividends paid, net of $38 of
     dividends on ESOP shares
     recorded as compensation
     expense...........................       -           -           -            -         (1,305)         -              (1,305)

Purchase of treasury stock,
     148,263 shares....................       -           -         (2,659)        -           -             -              (2,659)
                                             ----    ---------      ------       -----     --------         ---             ------

Balance at December 31, 1998...........      $ 44       29,286     (15,125)       (631)      39,714         (65)            53,223
                                             ====       ======     =======        ====       ======         ===             ======

                                                                     (continued)

                                                         FFLC BANCORP, INC.

                                Consolidated Statements of Changes in Stockholders' Equity, Continued
                                             ($ in thousands, except per share amounts)


                                                                                Stock
                                                                                 Held
                                                                                  By                     Accumulated
                                                     Additional                Incentive                  Other            Total
                                            Common    Paid-In     Treasury       Plan       Retained   Comprehensive   Stockholders'
                                            Stock     Capital       Stock       Trusts        Income   Income (Loss)       Equity
                                            -----     -------       -----       ------        ------   -------------       ------
Balance at December 31, 1998...........      $ 44       29,286     (15,125)       (631)      39,714         (65)            53,223
                                                                                                                            ------

Comprehensive income:

     Net income........................       -           -           -            -          5,402        -                 5,402

     Change in unrealized gains
       (losses) on securities available
       for sale, net of income taxes
       of $70..........................        -          -           -            -           -           (117)              (117)
                                                                                                                           -------

Comprehensive income...................                                                                                      5,285
                                                                                                                            ------

Net proceeds from the issuance of
     75,420 shares of common
     stock.............................        -           453        -           -            -           -                   453

Shares committed to participants
     in incentive plans (57,355
     shares remain uncommitted
     at December 31, 1999).............        -           534        -            315         -           -                   849

Dividends paid, net of $23 of
     dividends on ESOP shares
     recorded as compensation
     expense...........................        -          -           -            -         (1,577)        -               (1,577)

Purchase of treasury stock,
     147,102 shares....................        -          -         (2,596)        -           -            -               (2,596)
                                              ---    ---------      ------       -----    ---------       -----             ------

Balance at December 31, 1999...........      $ 44       30,273     (17,721)       (316)      43,539        (182)            55,637
                                             ====       ======     =======        ====       ======        ====             ======

See accompanying Notes to Consolidated Financial Statements.

                                                  FFLC BANCORP, INC.

                                        Consolidated Statements of Cash Flows
                                                   ($ in thousands)

                                                                                        Year Ended December 31,
                                                                              ---------------------------------------
                                                                                1999              1998           1997
                                                                                ----              ----           ----
Cash flows from operating activities:
    Net income  ............................................................. $   5,402           4,397         3,754
    Adjustments to reconcile net income
        to net cash provided by operations:
            Provision for loan losses........................................       719             682           649
            Depreciation.....................................................       575             406           395
            Gain on sale of securities available for sale....................     -                -              (11)
            Gain on sale of foreclosed real estate...........................       (34)            (36)          (11)
            Gain on sale of real estate held for development.................      (886)           -             -
            Credit for deferred income taxes.................................      (112)           (467)         (256)
            Shares committed and dividends to incentive
                plan participants............................................       872           1,016           972
            Net amortization of premiums and discounts on securities.........        69             (10)          (44)
            Net deferral of loan fees and costs..............................      (372)           (193)         (236)
            Increase in accrued interest receivable..........................      (573)           (108)         (115)
            Increase in other assets.........................................      (188)            (92)          (38)
            Increase (decrease) in accrued expenses and other liabilities....        11            (187)        1,657
                                                                             ----------       ---------       -------

                    Net cash provided by operating activities................     5,483           5,408         6,716
                                                                               --------        --------       -------

Cash flows from investing activities:
    Proceeds from principal repayments and maturities of securities
        held to maturity.....................................................     3,428          13,788        18,135
    Purchase of securities available for sale................................   (10,483)         (9,555)       (7,490)
    Proceeds from principal repayments and maturities of securities
        available for sale...................................................    10,282          14,020        28,590
    Proceeds from sales of securities available for sale.....................     -                -              958
    Loan disbursements.......................................................  (195,034)       (151,411)     (143,538)
    Principal repayments on loans............................................    82,465          77,353        55,330
    Purchase of premises and equipment, net..................................    (4,364)           (690)         (564)
    Purchase of Federal Home Loan Bank stock.................................    (2,150)           (496)         (365)
    Proceeds from sales of foreclosed real estate............................       150              40           255
    Proceeds from sale of real estate held for development...................     1,008            -             -
                                                                              ---------      ----------   --------

                    Net cash used in investing activities....................  (114,698)        (56,951)      (48,689)
                                                                                -------         -------       -------

                                       24
                                                                     (continued)

                                                  FFLC BANCORP, INC.

                                   Consolidated Statements of Cash Flows, Continued
                                                   ($ in thousands)

                                                                                        Year Ended December 31,
                                                                               ---------------------------------------
                                                                                  1999            1998          1997
                                                                                  ----            ----          ----
Cash flows from financing activities:
    Net increase in deposits................................................     78,244          35,640        32,726
    Net increase in Federal Home Loan Bank advances.........................     43,000          26,000        29,850
    Net increase (decrease) in other borrowed funds.........................      3,125             789       (8,048)
    Stock options exercised.................................................        453             360           283
    Purchase of treasury stock..............................................     (2,596)         (2,659)       (6,171)
    Cash dividends paid.....................................................     (1,600)         (1,343)       (1,140)
                                                                               --------          ------        ------

                Net cash provided by financing activities...................    120,626          58,787        47,500
                                                                                -------          ------        ------

Net increase in cash and cash equivalents...................................     11,411           7,244         5,527

Cash and cash equivalents at beginning of year..............................     22,928          15,684        10,157
                                                                                -------          ------        ------

Cash and cash equivalents at end of year....................................    $34,339          22,928        15,684
                                                                                =======          ======        ======
Supplemental disclosures of cash flow information
Cash paid during the year for:
        Interest............................................................    $20,795          17,564        15,125
                                                                                                =======        ======

        Income taxes........................................................    $ 3,456           3,076         2,212
                                                                                =======         =======        ======
    Noncash investing and financing activities:

        Accumulated other comprehensive income (loss), net change in
            unrealized loss on securities available for sale, net of tax....    $  (117)             23           105
                                                                                =======         =======        ======

        Transfers from loans to foreclosed real estate......................    $   425             193           444
                                                                                =======         =======        ======

        Loans originated on sales of foreclosed real estate.................    $   275             297            54
                                                                                =======         =======        ======

        Loans funded by and sold to correspondent...........................    $ 6,988           8,383         2,469
                                                                                =======         =======        ======
        Transfer securities from held to maturity to available for
            sale upon adoption of FAS 133...................................  $  14,784                -             -
                                                                                =======         =======        ======

See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                   Notes to Consolidated Financial Statements

                        December 31, 1999, 1998 and 1997

(1)  Summary of Significant Accounting Policies
    FFLCBancorp,  Inc. (the "Holding  Company") was  incorporated in Delaware on
        September 16, 1993, and acquired First Federal Savings Bank of Lake County (the "Bank") in connection with the Bank's conversion to stock form on January 4, 1994. The Holding Company is a savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") which transacts its business through its subsidiary, the Bank. The Bank is a community-oriented savings institution which offers a variety of financial services to individuals and businesses primarily located in Lake County, Sumter County and Citrus County, Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF").

    Principles of Consolidation.  The consolidated  financial statements include the accounts of the Holding Company, the Bank, and the Bank's wholly-owned subsidiary, Lake County Service Corporation (the "Service Corporation"). All significant intercompany transactions and balances have been eliminated in consolidation.

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

    Use of  Estimates.   In  preparing   consolidated  financial  statements  in
        conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and foreclosed real estate.

    Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits.

        The Bank is required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at a Federal Reserve Bank. The Bank exceeded this requirement, which was $2.9 million and $1.1 million at December 31, 1999 and 1998, respectively.

    Securities. The Company may classify its securities as either trading,  held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from income and reported in other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

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

        The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

    Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surroundings the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

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

    Premises and Equipment. Land is carried at cost. The Company's premises, furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally using the straight-line method.

    Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

    Income Taxes. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

    Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS)
        No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net income and income per share and other disclosures, as if the fair value based method of accounting had been applied. (See Note 16).

    Off-Balance Sheet Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet instruments consisting of commitments to extend credit, unused lines of credit, undisbursed loans in process and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

    Fair Values of  Financial  Instruments.   The  fair  value  of  a  financial
        instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

        Cash and Cash Equivalents. The carrying amounts of cash and short-term instruments approximate their fair value.

        Securities. Fair values for securities held to maturity and available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value.

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

        Deposit Liabilities. The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

        Borrowed Funds. The carrying amounts of borrowings under repurchase agreements approximate their fair values. Fair values of Federal Home Loan Bank advances are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

        Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

        Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    Income Per Share of Common Stock. During 1997, the Company adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 provides accounting and reporting standards for calculating earnings per share. Basic income per share of common stock has been computed by dividing the net income for the year by the weighted-average number of shares outstanding. Shares of common stock purchased by the Employee Stock Option Plan ("ESOP") and the Retention and Recognition Plan ("RRP") incentive plans (see Note 16) are only considered outstanding when the shares are released or committed to be released for allocation to participants. The ESOP initially purchased 368,242 shares, of which 4,383 shares were released for allocation to participants each month beginning in January, 1994. The RRP initially purchased 184,122 shares, of which 179,541, 179,541 and 179,373 were allocated to participants and are considered outstanding for the years ended December 31, 1997, 1998 and 1999, respectively. At December 31, 1999, 57,355 shares remain uncommitted under both plans and are not considered outstanding for purposes of the computation of net income per share of common stock. Diluted income per share is computed by dividing net income by the weighted average number of shares outstanding including the dilutive effect of stock options (see Note 16) computed using the treasury stock method prescribed by SFAS No. 128. The following table presents the calculation of net income per share of common stock:

                                                                                       Year Ended December 31,
                                                                              --------------------------------------
                                                                                1999           1998            1997
                                                                                ----           ----            ----
           Weighted-average shares of common stock issued
                and outstanding before adjustments for ESOP,
                RRP and common stock options................................  3,632,058       3,728,350     3,890,019

            Adjustment to reflect the effect of unallocated
                ESOP and RRP shares.........................................    (83,490)       (136,097)     (189,799)
                                                                             ----------       ---------     ---------

            Weighted average shares for basic income per share..............  3,548,568       3,592,253     3,700,220
                                                                              =========       =========     =========

            Basic income per share..........................................  $     1.52           1.22          1.01
                                                                              ==========    ===========   ===========

            Total weighted-average common shares and equivalents
                outstanding for basic income per share
                computation.................................................  3,548,568       3,592,253     3,700,220

            Additional  dilutive  shares using the average  market value for the  period utilizing the treasury stock
                 method regarding stock options.............................    128,470         184,832       211,036
                                                                              ---------      ----------    ----------

            Weighted-average common shares and equivalents
                outstanding for diluted income per share....................  3,677,038       3,777,085     3,911,256
                                                                              =========       =========     =========

            Diluted income per share........................................  $    1.47            1.16           .96
                                                                              =========      ==========    ==========

        Reclassifications.  Certain  amounts  in the 1997 and 1998  consolidated
        financial   statements   have  been   reclassified  to  conform  to  the
        presentation for 1999.

(2)  Securities
    Securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values were as follows:

                                                                               Gross          Gross
                                                                 Amortized   Unrealized     Unrealized        Fair
                                                                   Cost        Gains          Losses          Value
                                                                   ----        -----          ------          -----
                                                                                   (In thousands)
        Securities available for sale:
        At December 31, 1999:
            Mutual funds......................................  $  9,065          -           (236)            8,829
            U.S. Government and agency securities.............     8,998          -            (79)            8,919
            Mortgage-backed securities........................    17,471          155         (136)           17,490
            Other investment securities.......................     1,666            5         -               1,671
                                                                 -------        -----      -------          -------

                Total.........................................  $ 37,200          160         (451)          36,909
                                                                  ======          ===          ===           ======
        At December 31, 1998:
            Mutual funds......................................     9,238          -           (107)            9,131
            U.S. Government and agency securities.............     4,036           22          -               4,058
            Mortgage-backed securities........................     8,898          -            (21)            8,877
            Other investment securities.......................        97            2          -                  99
                                                                 -------         ----       ------          --------

                Total.........................................  $ 22,269           24         (128)           22,165
                                                                  ======          ===          ===            ======
        Securities held to maturity-
        At December 31, 1998:
            Mortgage-backed securities........................    15,907          152          -              16,059
            Other investment securities.......................     2,320           46          -               2,366
                                                                  ------          ---        -----            ------

                Total.........................................  $ 18,227          198          -              18,425
                                                                  ======          ===        =====            ======

    The scheduled maturities of securities available for sale at December 31, 1999 were as follows:

                                                    Amortized        Fair
                                                     Cost            Value
                                                     ----            -----
                                                      (In thousands)
        Due in less than one year...............  $   3,021           2,991
        Due from one year to five years.........      5,977           5,928
        Due from five years to ten years........         63              63
        Due after ten years.....................      1,603           1,608
        Mortgage-backed securities..............     17,471          17,490
        Mutual funds............................      9,065           8,829
                                                    -------         -------

            Total   ............................   $ 37,200         36,909
                                                     ======         ======

    Securities with a carrying value of approximately $4.0 million and $2.9 million at December 31, 1999 and 1998, respectively, were pledged to secure public funds and tax deposits. The Company has also pledged securities with a carrying value of $7.9 million for borrowings under retail repurchase agreements with customers at December 31, 1999 (See
        Note 6).

    There were no sales of securities during the years ended December 31, 1999 or 1998. In 1997, the Company realized gross gains on the sale of securities available for sale of $11,000.

    The Company's portfolio of mortgage-backed securities include collateralized mortgage obligations (CMOs). CMOs are generally divided into tranches whereby principal repayments from the underlying mortgages are used sequentially to retire the securities according to the priority of the tranches. The Company invests in the following collateralized mortgage obligation tranches: sequential, planned amortization class, targeted amortization class or support or companion floating-rate tranches. Such tranches have stated maturities ranging from 1-22 years; however, because of prepayments, the expected weighted-average life of these securities at December 31, 1999 is approximately 2.8 years. The majority of the CMOs owned by the Company are insured or guaranteed, either directly or indirectly, through mortgage-backed securities underlying the obligations by either the FNMA, FHLMC or GNMA. Depending on the amount of the Company's available-for-sale mortgage-backed securities, fluctuations in the interest rate environment and other factors, the Company may experience material effects on its capital resources due to categorizing these securities as available for sale. The Company's CMOs may be subject to price movements which typically result from prepayment on the underlying obligations. The Company's CMOs of $2.3 million have coupon rates ranging from 6.09% to 7.00% and had a weighted-average rate of 6.54% at December 31, 1999. The Company purchases only CMOs rated AA or better by nationally recognized rating services.

    The Company adopted FAS 133 effective July 1, 1999. As allowed by this standard, the Company reclassified all securities held to maturity with a book value of $14,784,000 and a market value of $14,969,000 to available for sale on July 1, 1999.

(3)  Loans Receivable
    The components of loans were as follows:

                                                                             At December 31,
                                                                          1999           1998
                                                                          ----           ----
                                                                             (In thousands)
            First mortgage loans secured by:
                One-to-four-family residential........................  $  354,317      283,372
                Construction and land.................................      11,861       11,683
                Multi-family units....................................      13,394        8,165
                Commercial real estate, churches and other............      61,052       44,211
            Consumer loans............................................      64,042       43,490
            Commercial loans..........................................      14,285       10,532
                                                                          --------     --------

                    Subtotal..........................................     518,951      401,453

                Undisbursed portion of loans in process...............     (15,907)     (10,637)
                Net deferred loan costs...............................         898          526
                Allowance for loan losses.............................      (2,811)      (2,283)
                                                                          --------     --------

                    Loans receivable, net.............................   $ 501,131      389,059
                                                                         =======       ========

    An analysis of the change in the allowance for loan losses follows:

                                                          Year Ended December 31,
                                                     1999           1998           1997
                                                     ----           ----           ----
                                                             (In thousands)
            Balance at January 1................  $ 2,283           1,684         1,063
            Net loans charged-off...............     (191)            (83)          (28)
            Provision for loan losses...........      719             682           649
                                                  -------          ------        ------

            Balance at December 31..............  $ 2,811           2,283         1,684
                                                  =======          ======        ======

    There were no impaired loans recognized under SFAS 114 and 118 during the years ended December 31, 1998 or 1997. The following summarizes the amount of impaired loans at December 31, 1999, all of which are collateral dependent (in thousands):

            Loans identified as impaired:
                Gross loans with no related allowance for losses.....................     $    -
                Gross loans with related allowance for losses recorded...............       1,348
                Less:  Allowances on these loans.....................................        (202)
                                                                                          -------

            Net investment in impaired loans.........................................     $ 1,146
                                                                                          =======

    The average net investment in impaired loans and interest income recognized and received on impaired loans during the year ended December 31, 1999 was as follows (in thousands):

            Average net investment in impaired loans.................................     $ 1,152
                                                                                          =======

            Interest income recognized on impaired loans.............................     $    84
                                                                                          =======

            Interest income received on impaired loans...............................     $    84
                                                                                          =======

    The Company  originates or purchases  nonresidential  real  property  loans.
        These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Nearly all of the Company's real property loans were collateralized by real property in Lake, Sumter and Citrus Counties, Florida.

    Nonaccrual  loans at  December  31,  1999 and 1998  totaled  $2,362,000  and
        $444,000, respectively. For the year ended December 31, 1999, interest income on loans would have been increased approximately $99,000 if the interest on nonaccrual loans at December 31, 1999 had been recorded under the original terms of such loans.

    Loans serviced for others, consisting solely of participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $1,040,000 and $930,000 at December 31, 1999 and 1998, respectively.

(4)  Premises and Equipment
    Components of premises and equipment were as follows:

                                                             At December 31,
                                                           1999          1998
                                                           ----          ----
                                                            (In thousands)
        Cost:
            Land.....................................  $  2,937          1,754
            Building and improvements................     6,475          4,357
            Furniture and equipment..................     2,731          2,193
            Construction in progress.................       931            424
                                                       =-------         ------

                Total cost...........................    13,074          8,728

        Less accumulated depreciation................    (3,688)        (3,131)
                                                       ==------          -----

            Net book value...........................  $  9,386          5,597
                                                       ========          =====

    Certain Company facilities are leased under various operating leases. Rental expense was $195,000, $101,000 and $51,000 in 1999, 1998 and 1997,
        respectively. At December 31, 1999, future minimum rental commitments under noncancellable leases were as follows (in thousands):

            Year Ending
            December 31,                            Amount

                2000............................     $ 141
                2001............................       145
                2002............................       149
                2003............................       154
                2004............................       159
                                                     -----

                                                     $ 748
                                                     =====

(5)  Deposits
    The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $37.3 million and $18.2 million in 1999 and 1998, respectively.

    At December 31, 1999, the scheduled maturities of certificates of deposit were as follows (in thousands):

            Year Ending

                2000............................. $ 205,590
                2001.............................   107,713
                2002.............................     2,708
                2003.............................     3,113
                2004.............................       647
                                                  ---------

                                                  $ 319,771
                                                  =========

(6)  Advances from Federal Home Loan Bank and Other Borrowings
    As of December 31, 1999, the Bank had $99.0 million in Federal Home Loan Bank of Atlanta ("FHLB") advances outstanding. These advances had a weighted-average interest rate of 5.64% and interest rates and maturities as follows (dollars in thousands):

                                                  Interest             At December 31,
            Year Ending December 31,                Rate             1999        1998
            ------------------------              --------           ----        ----
                2000.............................    4.30%     $      -           6,000
                2000.............................    5.95%           12,000        -
                2000.............................    5.98%           15,000        -
                2002.............................    6.10%            5,000       5,000
                2002.............................    6.26%            5,000       5,000
                2002.............................    6.09%           10,000      10,000
                2002.............................    5.75%             -         10,000
                2003.............................    3.90%             -          5,000
                2003.............................    4.90%           10,000      10,000
                2003.............................    4.30%            6,000        -
                2004.............................    6.05%           10,000        -
                2008.............................    4.19%             -          5,000
                2009.............................    4.17%           12,000        -
                2009.............................    6.39%           14,000        -
                                                                   --------      ------

                Total............................                  $ 99,000      56,000
                                                                   ========      ======

    The security agreement with FHLB includes a blanket floating lien requiring the Bank to maintain first mortgage loans as pledged collateral in an amount equal to at least, when discounted at 75% of the unpaid principal balances, 100% of these advances. The FHLB stock is also pledged as collateral for these advances. At December 31, 1999, the Bank could borrow up to $148.7 million under the FHLB security agreement.

    Other borrowed funds were composed of retail repurchase agreements with customers. The Company enters into retail repurchase agreements with customers in which the funds received are accounted for as borrowings to the Company. The total amount outstanding under these agreements at December 31, 1999 and 1998 were $3.9 million and $789,000, respectively. The Company has pledged securities with a carrying value of $7.9 million and $3.1 million as collateral for these agreements at December 31, 1999 and 1998, respectively.

(7)  Income Taxes
    The Holding Company and its subsidiaries file consolidated federal and state income tax returns. Income taxes are allocated proportionally to the Holding Company and each of the subsidiaries as though separate income tax returns were filed.

    The income tax provision is summarized as follows:

                                                 Year Ended December 31,
                                             ------------------------------
                                             1999       1998         1997
                                             ----       ----         ----
                                                     (In thousands)
            Current .......................  $ 3,408       3,108      2,339
            Deferred.......................     (112)       (467)      (256)
                                             -------      ------     ------

                                             $ 3,296       2,641      2,083
                                             =======       =====      =====

     The effective tax rate on income  before income taxes differs from the U.S.
        statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                                                     Year Ended December 31,
                                            --------------------------------------------------------------------------
                                                     1999                       1998                         1997
                                            ----------------------     --------------------        -------------------
                                             Amount           %         Amount           %         Amount           %
                                             ------           -         ------           -         ------           -
                                                                 (Dollars in thousands)
            Taxes on income at U.S.
                statutory rate........      $ 2,957         34.0%      $ 2,393         34.0%      $ 1,985         34.0%
            State income taxes, net of
                federal tax benefit...          297          3.4           240          3.4           192          3.3
            Other, net................           42         .5               8           .1           (94)        (1.6)
                                            -------         ----         -------      ------      -------         -----

            Taxes on income at
                effective rates.......      $ 3,296         37.9%      $ 2,641         37.5%      $ 2,083         35.7%
                                            =======         ====       =======         ====       =======          ====

    Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax liability relate to the following:

                                                                                At December 31,
                                                                            1999             1998
                                                                            ----             ----
                                                                                 (In thousands)
            Deferred tax liabilities:
                Building and land........................................   $ 334               -
                FHLB stock dividends.....................................     340               304
                Accumulated depreciation.................................     188               181
                Deferred loan costs......................................      23                25
                Other....................................................       4                83
                                                                             ----              ----

            Gross deferred tax liabilities...............................     889               593
                                                                              ---               ---

            Deferred tax assets:
                Allowance for loan losses................................     490               140
                Unrealized loss on securities available for sale.........     109                39
                Deferred loan fees.......................................      71                33
                RRP incentive plan.......................................      90                97
                Accrued interest.........................................      27               -
                                                                             ----             ---

            Gross deferred tax assets....................................     787               309
                                                                              ---               ---

            Net deferred tax liabilities.................................   $ 102               284
                                                                            =====               ===

                                       36

    Retained  earnings at  December  31,  1999 and 1998  includes  approximately
        $5,810,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,186,000 at December 31, 1999 and 1998.

    The Small  Business Job  Protection  Act of 1996 (the "1996 Act") enacted on
        August 2, 1996 requires savings institutions, such as the Bank, to recapture certain portions of their accumulated bad debt reserves, and eliminated the Percentage of Taxable Income Method of accounting for bad debts for tax purposes. The Bank was required to change its method of accounting for bad debts for tax purposes effective January 1, 1996. In addition, the Bank was required to recapture the excess of its bad debt reserves at December 31, 1995 over its base year reserves at December 31, 1987, ratably over a six-year period beginning in 1998. At December 31, 1999, the Bank had approximately $606,000 of deferred tax liabilities recorded for the recapture of its excess bad debt reserves.

(8)  Pension Plan
    The Company  has a defined  contribution  profit  sharing  401(k)  plan (the
        "401(k) Plan"). All employees who have met a minimum service requirement (1,000 hours of service in a twelve-month period) may participate in the Plan. Under the 401(k) Plan, a participant may elect to contribute up to 15% of their annual compensation, subject to IRS limitations on total annual contributions. The Company will make contributions to the 401(k) Plan on a monthly basis at two percent of participants' compensation. Contributions to the 401(k) Plan for the years ended December 31, 1999, 1998 and 1997 were $54,000, $46,000 and $37,000, respectively.

(9)  Financial Instruments
    The Company is a party to financial instruments with  off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit, unused lines of credit, undisbursed loans in process and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

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

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

    The estimated fair values of the Company's financial instruments were as follows:

                                                                     At December 31, 1999       At December 31, 1998
                                                                    ----------------------      --------------------
                                                                    Carrying       Fair         Carrying      Fair
                                                                      Amount       Value          Amount      Value
                                                                      ------       -----          ------      -----
                                                                                (In thousands)
              Financial assets:
                  Cash and cash equivalents.........................$  34,339       34,339        22,928       22,928
                  Securities held to maturity.......................    -            -            18,227       18,425
                  Securities available for sale.....................   36,909       36,909        22,165       22,165
                  Loans receivable..................................  501,131      499,874       389,059      391,616
                  Accrued interest receivable.......................    2,815        2,815         2,242        2,242
                  Federal Home Loan Bank stock......................    4,950        4,950         2,800        2,800

              Financial liabilities:
                  Deposit liabilities...............................  429,274      426,909       351,030      350,801
                  Advances from FHLB................................   99,000       99,314        56,000       56,000
                  Other borrowed funds..............................    3,914        3,914           789          789

     A summary of the notional amounts of the Company's financial instruments which approximates fair value, with off-balance-sheet risk at December 31, 1999, follows:

                                                                   Notional
                                                                     Amount
                                                                (In thousands)

              Commitments to extend credit......................   $  7,753
                                                                   ========

              Unused lines of credit............................   $ 33,579
                                                                   =======

              Undisbursed portion of loans in process ..........   $ 15,907
                                                                     ======

              Standby letters of credit.........................   $    698
                                                                   ========
(10)  Significant Group Concentration of Credit Risk
     The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Lake, Sumter and Citrus County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Lake, Sumter and Citrus County area. In addition, the Company has a concentration of single-family residential mortgage loans in a specific residential retirement community of approximately $107.4 million.

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

(11)  Related Parties
     Loans to directors and executive officers of the Company were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers were as follows:

                                                                     Year Ended
                                                                    December 31,
                                                                1999            1998
                                                                ----            ----
                                                                   (In thousands)
            Beginning balance................................  $ 3,406         1,728
            Loans originated.................................    1,675         2,043
            Principal repayments.............................      (98)         (365)
                                                               -------       -------

                Ending balance...............................  $ 4,983         3,406
                                                               =======       =======

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

(13)  Restrictions on Retained Earnings
    The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1999, approximately $21.4 million of retained earnings were available for dividend declaration without prior regulatory approval.

(14)  Regulatory Matters
    The Bank is subject to various regulatory capital  requirement  administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1999, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, tier I (core), tier I (risk-based) and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    The Bank's actual capital amounts and percentages at December 31, 1999 and 1998 are also presented in the tables.

                                                                                                        To Be Well
                                                                              Minimum                  Capitalized
                                                                            For Capital                 For Prompt
                                                                             Adequacy               Corrective Action
                                                Actual                         Purposes                   Provisions
                                           -------------------        --------------------          ------------------
                                             %         Amount            %         Amount            %         Amount
                                           ------    ---------        ------    ---------           -----    ---------
         As of December 31, 1999:                                     (Dollars in thousands)
         Stockholders' equity,
             and ratio to total
             assets....................     8.87%    $  52,356
         Less: investment in
             nonincludable
             subsidiary................                 (1,214)
         Add back: unrealized loss on
             available-for-sale
             securities................                     35
                                                      --------

         Tangible capital,
             and ratio to adjusted
             total assets..............     8.68%   $   51,177         1.5%     $  8,841
                                                    ==========                  ========

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets....................     8.68%   $   51,177         3.0%     $ 17,681           5.0%     $ 29,469
                                                    ==========                  ========                    ========

         Tier 1 capital, and ratio
             to risk-weighted assets...    14.17%       51,177         4.0%     $ 14,447           6.0%     $ 21,670
                                                                                ========                    ========
         Less: nonincludable
             investment in 80%
             land loans................                   (93)

         Tier 2 capital (allowance for
             loan losses)..............                 2,810
                                                    ---------
         Total risk-based capital,
             and ratio to risk-
             weighted assets...........    14.92%   $  53,894         8.0%      $ 28,893          10.0%     $ 36,117
                                                    =========                                               ========

         Total assets..................             $ 590,562
                                                    =========

         Adjusted total assets.........             $ 589,383
                                                    =========

         Risk-weighted assets..........             $ 361,168
                                                    =========

                                                                                                        To Be Well
                                                                              Minimum                  Capitalized
                                                                            For Capital                 For Prompt
                                                                             Adequacy               Corrective Action
                                                Actual                         Purposes                   Provisions
                                           -------------------        --------------------          ------------------
                                             %         Amount            %         Amount            %         Amount
                                           ------    ---------        ------    ---------           -----    ---------
         As of December 31, 1998:                                     (Dollars in thousands)
         Stockholders' equity,
             and ratio to total
             assets....................    9.97%   $    46,270
         Less: investment in
             nonincludable
             subsidiary................                   (187)
         Add back: unrealized loss on
             available-for-sale
             securities................                     (1)
                                                    ----------
         Tangible capital,
             and ratio to adjusted
             total assets..............    9.94%    $   46,082         1.5%      $  6,957
                                                    ==========                   ========
         Tier 1 (core) capital, and
             ratio to adjusted total
             assets....................    9.94%    $   46,082         3.0%      $ 13,913           5.0%      $ 23,189
                                                    ==========                   ========                     ========
         Tier 1 capital, and ratio
             to risk-weighted assets...   17.21%        46,082         4.0%      $ 10,711           6.0%      $ 16,067
                                                                                 ========                     ========
         Less: nonincludable
             investment in 80%
             land loans................                   (122)

         Tier 2 capital (allowance for
             loan losses)..............                  2,283
                                                     ---------

         Total risk-based capital,
             and ratio to risk-
             weighted assets...........   18.02%    $   48,243         8.0%      $ 21,422          10.0%      $ 26,778
                                                      ========                     ======                       ======

         Total assets..................              $ 463,962
                                                       =======

         Adjusted total assets.........              $ 463,774
                                                       =======

         Risk-weighted assets..........              $ 267,778
                                                       =======

                                       41

(15)  Conversion to Stock Savings Bank
    The Bank successfully completed a conversion from a federally chartered mutual savings association to a federally chartered stock savings bank on January 4, 1994 pursuant to the Plan of Conversion. The Plan of Conversion provided for the establishment of a Liquidation Account equal to the retained income of the Bank as of September 30, 1993 (the date of the most recent financial statement presented in the final conversion prospectus). The Liquidation Account is established to provide  a  limited  priority  claim  to  the  assets  of the  Bank  to qualifying depositors as of September 30, 1992 (Eligible Account Holders) who continue to maintain deposits in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each Eligible Account Holder would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

    Current regulations allow the Bank to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also, capital distribution regulations limit the Bank's ability to make capital distributions which include dividends, stock redemptions and repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock by the Bank or its holding company for three years after conversion except for purchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro rata basis to all stockholders and with prior approval of the Office of Thrift Supervision or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria. See also Note 18 for information regarding the Bank's Stock Repurchase Program.

(16)  Stock Benefit Plans
    The Company follows the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 applies to stock-based compensation under the Company's incentive stock option plan (the "Option Plan") and under the Company's Recognition and Retention Plan discussed below. As allowed by SFAS No. 123, the Company elected to continue to measure compensation cost for the options or shares granted under either plan using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 does not apply to the Employee Stock Ownership Plan discussed below.

    During the years ended December 31, 1999, 1998 and 1997, 16,250,  18,000 and
         10,867 options were granted under the Option Plan, and in 1997, 2,014 shares were awarded under the Recognition and Retention Plan. SFAS No. 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 7.0% for each period, an annualized dividend yield of approximately 2.0% would apply over the exercise period, the expected life of the options would be the entire exercise period and the expected stock volatility was 36%, 42% and 23%, respectively, for 1999, 1998 and 1997. For purposes of pro forma disclosures, the estimated fair value was included in expense in the period vesting occurs. The proforma information has been determined as if the Company had accounted for its stock options and share awards under the fair value method of SFAS No. 123 and is as follows (in thousands, except per share amounts):

                                                                                 Year Ended December 31,
                                                                                  1999           1998          1997
                                                                                  ----           ----          ----
            Weighted-average grant-date fair value of options
                  issued during the year.....................................    $    133            166            84
                                                                                 ========         ======            ==

             Proforma net earnings...........................................    $  5,288          4,303         3,663
                                                                                 ========         ======            ==

             Proforma basic earnings per share...............................    $   1.49           1.20           .99

    Stock Option Plan. The Company has a Stock  Option Plan under which  460,303 common shares are authorized to be granted to directors, officers and employees of the Bank. Shares granted under the Option Plan are exercisable at the market price at the date of grant. Such incentive stock options granted to officers and employees are exercisable in three equal annual installments, with the first installment becoming exercisable one year from the date of grant. Options granted to outside directors are exercisable immediately, but any common shares obtained from exercise of the options may not be sold prior to one year from the date of grant. All options expire at the earlier of ten years for officers and employees or twenty years for directors from the date of grant or one year following the date which the outside director, officer or employee ceases to serve in such capacity. At December 31, 1999, 38,749 shares remain available for grant to future directors, officers and employees.

    The following is a summary of option transactions:

                                                                                                            Weighted-
                                                                                          Range of           Average
                                                                           Number         Per Share         Per Share
                                                                         of Shares       Option Price        Price
                                                                         ---------       ------------        -----
            Outstanding, December 31, 1996......................           365,813      $  6.00-12.00       $  6.19
            Granted ............................................            10,867        15.30-21.25         18.06
            Exercised...........................................           (46,252)         6.00-9.52          6.13
                                                                           -------

            Outstanding, December 31, 1997......................           330,428         6.00-21.25          6.58
            Granted ............................................            18,000        16.25-19.25         18.08
            Exercised...........................................           (59,895)              6.00          6.00
            Forfeited...........................................           (15,333)       12.00-19.25         17.84
                                                                           -------

            Outstanding, December 31, 1998......................           273,200         6.00-21.25          6.83
            Granted ............................................            16,250        16.75-17.63         17.56
            Exercised...........................................           (75,420)              6.00          6.00
                                                                           -------

            Outstanding, December 31, 1999......................           214,030      $  6.00-21.25      $  7.93
                                                                           =======      =============      =======

    The weighted-average remaining contractual life of the outstanding stock options at December 31, 1999, 1998 and 1997 was 8.6, 5.3 and 6.2 years, respectively. The increase in 1999 was due to the Company approving an amendment to the Plan to extend the life of options issued to directors to twenty years from ten years.

    The outstanding options at December 31, 1999 were exercisable as follows:

                                                             Number                                Weighted-Average
                                                             of          Weighted-Average            Remaining
            Year Ending                                      Shares     Exercise Price             Contractual Life
            -----------                                      ------     --------------             ----------------
                                                                                                      (In years)
                Currently exercisable...................    189,558        $   6.76                      8.5
                2000....................................      8,528           16.44                      9.1
                2001....................................      8,528           16.44                      9.4
                2002....................................      7,416           16.62                      9.7
                                                            -------

                                                            214,030        $   7.93                      8.6
                                                            =======        ========                      ===

    Employee Stock  Ownership  Plan. The Company  sponsors a leveraged ESOP that covers eligible employees who have a twelve-month period of employment with the Bank during which they worked at least 1,000 hours and who have attained age 21. The Bank makes quarterly contributions to the ESOP equal to the ESOP's debt service. The ESOP Trust purchased 368,242 shares of common stock in the Company's initial public offering with the proceeds from a loan from the Company. This loan bears interest at a fixed-rate of six percent with principal and interest payable in equal quarterly installments over seven years. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid during the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the cost of the shares pledged as collateral are reported as a contra equity account. As shares are released from collateral, the Company records compensation expense, and an offsetting credit to capital, equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on all ESOP shares are recorded as compensation expense as it is management's intention to allocate the dividends along with the shares when allocated. Compensation expense for the years ended December 31, 1999, 1998 and 1997 included the following ESOP related costs:

                                                                              Year Ended December 31,
                                                                          ---------------------------
                                                                          1999       1998        1997
                                                                          ----       ----        ----
                                                                                (In thousands)
            Amortization of the original cost, $6 per share............. $  315        316        315
            Market appreciation of the FFLC shares......................    534        662        596
            Dividends on ESOP shares....................................     23         38         61
                                                                          -----      -----       ----

                Total...................................................  $ 872      1,016        972
                                                                          =====      =====        ===

    The ESOP shares were as follows:

                                                                                  At December 31,
                                                                          --------------------------
                                                                             1999              1998
                                                                             ----              ----
                                                                                ($ in thousands)
           Allocated shares and shares released for allocation......       282,781           238,413
            Unreleased shares........................................       52,606           105,212
                                                                          --------           -------

            Total ESOP shares........................................      335,387           343,625
                                                                          ========           =======

            Fair value of unreleased shares..........................     $    802             1,710
                                                                          ========          ========

    Recognition and Retention Plan. The Company  adopted,  and the  shareholders approved, an RRP for directors, officers and employees to enable the Bank to attract and retain experienced and capable personnel. On January 4, 1994, the conversion date, 184,122 shares of common stock were purchased for the RRP which included 8,067 shares reserved for future directors, officers and employees. The shares are granted in the form of restricted stock to be earned in three equal annual installments beginning April 4, 1995. The RRP shares purchased in the conversion initially were excluded from stockholders' equity. The Company recognized compensation expense in the amount of the fair market value of the common stock at the grant date of $6 per share, pro rata over the years (1996, 1995 and 1994) during which the shares were earned and payable and recorded a credit to shareholders' equity. The shares are entitled to all voting and other shareholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

    If a holder of restricted stock under the RRP terminated employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted. Forfeitures are reallocated to eligible participants annually. At December 31, 1999, 4,749 shares remain reserved for future directors, officers and employees.

(17)  Parent Company Only Financial Statements
    Condensed financial statements of the Holding Company as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 are presented below. Amounts shown as cash, investment in subsidiary, loans to subsidiary and equity in earnings of subsidiary are eliminated in consolidation.

                           Condensed Balance Sheets

                                                               At December 31,
                                                            --------------------
                                                             1999          1998
                                                            -------      -------
                                                               (In thousands)
            Assets

Cash, deposited with subsidiary                             $   481          825
Investment in subsidiary                                     52,356       46,270
Loans to subsidiary                                           2,816        6,131
                                                            -------      -------

        Total assets                                        $55,653       53,226
                                                            =======      =======

    Liabilities and Stockholders' Equity

Accrued expense and other liabilities                            16            3
Stockholders' equity                                         55,637       53,223
                                                            -------      -------

        Total liabilities and stockholders' equity          $55,653       53,226
                                                            =======      =======

                         Condensed Statements of Income

                                                         Year Ended December 31,
                                                     -----------------------------
                                                       1999       1998        1997
                                                     -------      -----      -----
                                                            (In thousands)
Revenues                                             $   261        410        532
Expenses                                                 190        243        280
                                                     -------      -----      -----

        Income before earnings of subsidiary              71        167        252
        Earnings of subsidiary                         5,331      4,230      3,502
                                                     -------      -----      -----

        Net income                                   $ 5,402      4,397      3,754
                                                     =======      =====      =====

                                          Condensed Statements of Cash Flows
                                                                                             Year Ended December 31,
                                                                                        -----------------------------
                                                                                         1999        1998        1997
                                                                                         ----        ----        ----
                                                                                               (In thousands)
    Cash flows from operating activities:
        Net income....................................................................  $ 5,402      4,397      3,754
        Adjustments to reconcile net income to net cash
          provided by operations:
            Equity in earnings of subsidiary..........................................   (5,331)    (4,230)    (3,502)
            Decrease (increase) in other assets.......................................     -             2        (2)
            Increase (decrease) in accrued expenses and other liabilities.............       13          4        (12)
                                                                                        -------   --------    -------

                Net cash provided by operating activities.............................       84        173        238
                                                                                        -------    -------    -------
    Cash flows from investing activities-
            Repayment of loan to subsidiary...........................................    3,315        316      4,815
                                                                                          -----    -------      -----
    Cash flows from financing activities:
            Purchase of treasury stock................................................   (2,596)    (2,659)    (6,171)
            Stock options exercised...................................................      453        360        283
            Cash dividends paid.......................................................   (1,600)    (1,344)    (1,141)
            Cash dividends received...................................................     -         3,502      1,808
                                                                                        -------      -----      -----

                Net cash used in financing activities.................................   (3,743)      (141)    (5,221)
                                                                                          -----     ------      -----

    Net (decrease) increase in cash...................................................     (344)       348       (168)

    Cash at beginning of year.........................................................      825        477        645
                                                                                         ------     ------     ------

    Cash at end of year...............................................................  $   481        825        477
                                                                                          =====     ======     ======

                                       47

(18)  Stock Repurchase Program
    In January and August 1996, the Company's Board of Directors approved stock repurchase programs which allowed the Company to acquire common stock in the open market. The Company received OTS approval for the programs and began repurchasing shares within one month of approval. During the year ended December 31, 1996, all 132,000 shares approved under the January 1996 program were repurchased. During the years ended December 31, 1996 and 1997, all 126,000 shares approved under the August 1996 program were repurchased.

    In January 1997, the Company"s Board of Directors approved a program which allowed the Company to acquire additional common stock in the open market. During the year ended December 31, 1997, 178,690 shares or 60.6% of the 294,928 shares approved under that program were repurchased.

    In September 1998, the Company"s Board of Directors approved a program which allowed the Company to acquire 369,285 additional common stock in the open market. During the year ended December 31, 1998, the remaining shares approved under the January 1997 program were repurchased. During the year ended December 31, 1998 32,025 shares or 8.7% of the September 1998 program were repurchased.

    During 1999, the Company repurchased 147,102 shares or 43.6% under the September 1998 program. At December 31, 1999, the Company can still repurchase up to an additional 190,158 shares under the September 1998 program.

(19) Quarterly Financial Data (unaudited)
    The following tables present summarized quarterly data (in thousands, except per share amounts):


                                                                          Year Ended December 31, 1999
                                                            --------------------------------------------------------
                                                             First       Second      Third       Fourth
                                                            Quarter      Quarter     Quarter     Quarter      Total
                                                            -------      -------     -------     -------      -----

            Interest income...............................  $ 8,851        9,317        9,801      10,643     38,612
            Interest expense..............................    4,748        5,005        5,365       6,096     21,214
                                                              -----        -----        -----      ------     ------

            Net interest income...........................    4,103        4,312        4,436       4,547     17,398

            Provision for loan losses.....................      200          150          150         219        719
                                                             ------       ------       ------      ------    -------
            Net interest income after provision
                for loan losses...........................    3,903        4,162        4,286       4,328     16,679
                                                             ------        -----        -----      ------     ------

            Noninterest income............................    1,289          370          319         354      2,332
            Noninterest expense...........................    2,374        2,562        2,642       2,735     10,313
                                                              -----        -----        -----      ------     ------

            Income before income taxes....................    2,818        1,970        1,963       1,947      8,698

            Income taxes..................................    1,084          739          739         734      3,296
                                                              -----        -----       ------      ------     ------

            Net income....................................  $ 1,734        1,231        1,224       1,213      5,402
                                                              =====        =====        =====      ======     ======

            Basic income per common share.................$     .49          .34          .35         .34       1.52
                                                            =======      =======      =======     =======    =======

            Diluted income per common share...............$     .47          .33          .33         .34       1.47
                                                            =======      =======      =======     =======    =======

                                       48

                                                                      Year Ended December 31, 1998
                                                            ---------------------------------------------
                                                             First       Second       Third       Fourth
                                                            Quarter      Quarter      Quarter     Quarter       Total
                                                            -------      -------      -------     -------       -----
            Interest income...............................  $ 7,753        7,889        8,110       8,421      32,173
            Interest expense..............................    4,144        4,195        4,367       4,565      17,271
                                                              -----        -----        -----       -----      ------

            Net interest income...........................    3,609        3,694        3,743       3,856      14,902

            Provision for loan losses.....................      148          225          154         155         682
                                                             ------       ------       ------      ------     -------
            Net interest income after provision
                for loan losses...........................    3,461        3,469        3,589       3,701      14,220
                                                              -----        -----        -----       -----      ------

            Noninterest income............................      228          326          318         392       1,264
            Noninterest expense...........................    2,017        2,049        2,139       2,241       8,446
                                                              -----        -----        -----       -----      ------

            Income before income taxes....................    1,672        1,746        1,768       1,852       7,038

            Income taxes..................................      681          650          636         674       2,641
                                                             ------       ------      -------      ------      ------

            Net income.................................... $    991        1,096        1,132       1,178       4,397
                                                             ======        =====        =====       =====      ======

            Basic income per common share................. $    .28          .30          .31         .33        1.22
                                                             ======      =======      =======     =======     =======

            Diluted income per common share............... $    .26          .29          .30         .31        1.16
                                                             ======      =======       ======     =======     =======

(20)  Year 2000 Issues
     The Company's operating and financial systems have been found to be compliant; the "Y2K Problem" has not adversely affected the Company's operations nor does management expect that it will.

(21)       Dividend Reinvestment Plan
     On January 7, 2000, the Company established a Dividend Reinvestment Plan (the "Plan"). The Plan was approved by the Board of Directors on December 30, 1999 and is intended to provide stockholders of record of at least 50 shares with a convenient and economical way to automatically reinvest all or a portion of their cash dividends and to invest optional cash payments, subject to minimum and maximum purchase limitations, in additional shares of common stock. Stockholders pay no service charges or brokerage commissions for common stock purchased under the Plan.

                         Independent Auditors' Report



The Board of Directors
FFLC Bancorp, Inc.
Leesburg, Florida:

We have audited the accompanying consolidated balance sheets of FFLC Bancorp, Inc. and Subsidiary (the "Company") (the parent company of First Federal Savings Bank of Lake County) as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.






/s/HACKER, JOHNSON, COHEN & GRIEB PA
------------------------------------
HACKER, JOHNSON, COHEN & GRIEB PA
Orlando, Florida
January 14, 2000

                               FFLC BANCORP, INC.

                             DIRECTORS AND OFFICERS


Directors:                   Occupation
----------                   ----------
Joseph J. Junod              Retired, General Manager, Avesta Sheffield Pipe
Chairman of the Board

Claron D. Wagner             President, Woody Wagner, Inc.
Vice Chairman

James P. Logan               President/Owner, Logan Sitework Contractors, Inc.
Ted R. Ostrander, Jr.        President, Lassiter-Ware, Inc.
H.D. Robuck, Jr.             Attorney; CEO, Ro-Mac Lumber & Supply, Inc.
Stephen T. Kurtz             President, FFLC Bancorp, Inc. & Subsidiary
Paul K. Mueller              Executive Vice President, FFLC Bancorp, Inc.
                               & Subsidiary


Advisory Directors:
-------------------

James R. Gregg               President, Jarol Company
James H. Herlong             General Partner, A.S. Herlong, Ltd.
Horace D. Robuck             President, Ro-Mac Lumber & Supply, Inc.

Officers:
---------

Stephen T. Kurtz
President and Chief Executive Officer

Paul K. Mueller
Executive Vice President and Treasurer

Sandra L. Rutschow
Vice President and Secretary

                           FIRST FEDERAL SAVINGS BANK
                                 OF LAKE COUNTY

                        DIRECTORS, OFFICERS AND MANAGERS


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

Paul S. Allen
Senior Vice President, Audit and Planning

Jay Bartholomew
Vice President and Retail Banking Manager

Susan L. Berkebile
Vice President and Area Loan Manager

Michael J. Cox
Vice President and Area Loan Manager

Jankie Dhanpat
Vice President, SEC Reporting & Controller

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

Phil Tompetrini
Vice President and Inverness Branch Manager

Lynda F. Wemple
Vice President and Accounting Manager

Vickie S. Baxter
Assistant Vice President and Loan Officer

Donna Boyett
Assistant Vice President and Branch
Operations Coordinator

Stephanie Hodges
Assistant Vice President and Secondary Market Manager

Penny Hollis
Assistant Vice President and Compliance Officer

Cindy Lay
Assistant Vice President and Data Manager &
MIS Coordinator

Charles L. Lee
Assistant Vice President and Security Officer

Debra L. McFarlane
Assistant Vice President and Deposit Administrator

Carmen C. Passwaters
Assistant Vice President and Benefits Administrator

Sandra A. Rowe
Assistant Vice President and Loan Servicing Manager

Victoria Boren
Eustis Branch Manager

James M. Combs
Indirect Loan Manager

James R. Cummings
Collections Manager

Barbara A. Cordes
Information Systems Manager

Karen A. Dixon
Inverness Loan Officer

Lori Farfaglia
Four Corners Branch Manager

Linda C. Gallop
Clermont Branch Manager

Greg Heckler
Main Street Office Manager

Doris E. Hyatt
Loan Closing Manager

Jennifer Kitchens
Bushnell Branch Manager

Marilyn Leugers
Main Office Branch Manager

Catherine M. Wallin
Lake Square Office Manager

Michael J. Price
Eustis Loan Officer

Leigh S. Skehan
Marketing Coordinator

Craig Smith
Fruitland Park Branch Manager

Betty Wolcott
Facilities & Purchasing Manager

                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                     is Proud of the Outstanding Service its
           Employees Provide to the Community and the People it Serves



MAIN OFFICE:

Annette McCullough
Barbara A. Cordes
Barbara Boscana
Betty J. Leech
Betty L. Wolcott
Bobby H. Inscoe
Brenda M. Grubb
Carlos E. Colon
Carmen C. Passwaters
Carol A. Dewey
Carol B. Holley
Charles L. Lee
Cheryl A. Davis
Cleire M. Geidel
Craig S. Cannon
Cynthia A. Lord
Cynthia M. Lay
Dawn Rene Davison
Debra L. McFarlane
Deena M. Bryant
Diane S. Cook
Dorene K. Shahan
Doris E. Hyatt
Dwight L. Hart
Erika R. Morgan
Ginger L. Devine
Jacqueline E. Widows
James M. Combs
James R. Cummings
James Schaeffer
Jankie Dhanpat
Jay R. Bartholomew
Jeffrey W. Wright
Jennette L. Roode
Jennifer Grovesteen
Jewel M. Correll
Jill S. Spires
Joan P. Gibson
John LaVallie
Joseph D. Cioppa
Juanita F. Jackson
Judith A. Cook
Karen L. Hollister
Kathy E. Bauer
Kathy Mantlo
Keri L. Morris
Lacey A. Lee
Landa A. Russell
Lawrence E. Hoag
Leigh S. Skehan
Leslie A. Leach
Linda B. Law
Linda J. Giggey
Linda N. Landers
Lisa K. Woolwine
Lynda F. Wemple
Lynn P. Stoffel
Margaret H. Locke
Margaret M. Siegel
Margaret R. White
Marilyn A. Leugers
Mary A. Durre
Maryann D. Chantos
Michelle M. Thompson
Michelle Williams
Nancy J. Lane
Natalie L. Rojas
Norma J. Caron
Orpha M. Vogt
Pamela A. O"Neal
Pamela J. Linville
Patricia B. Inman
Patti L. Martel-Spencer
Paul K. Mueller
Paul S. Allen
Peggy L. Harris
Penny M. Hollis
Raynard S. Taylor
Ruth E. Fielding
Sandra A. Rowe
Sandra L. Rutschow
Sheila C. Coffey
Shu Een Chen
Sondra Jones
Stephanie Hodges
Stephen T. Kurtz
Terry J. French
Tina R. Clancy
Tricka M. Parker
Vickie S. Baxter
Victoria J. Langford
Virgina D. Vann
Virginia I. Grantham
Yvonne K. Ross
Zoann Goodman

FRUITLAND PARK OFFICE:

Brandi L. Shaw
Craig R. Smith
Delphine C. Williams
Michelle E. Odell

LADY LAKE OFFICE:

Betty T. Woods
Constance Merrell-Kasch
Deedee A. Dye
Estelle E. Crawley
Heather L. Varner
James D. Haug
Julie A. Hankins
Karen Bednarik
Mindy L. Tritt
Patricia L. Sizemore
Shanda R. Gamble

MAIN STREET OFFICE:

Angela Nicole Phillips
Celeste A. James
Cynthia M. Page
Donna L. Boyett
Gregory F. Heckler
Kari K. Caulk
Rhonda L. Wilkerson

LAKE SQUARE
MALL OFFICE:

Catherine M. Wallin
Melissa J. Asbury
Regina D. Shiver
Shannon J. Peters

CLERMONT OFFICE:

Arthur E. Middleton
Brian R. Hofer
Donna L. Franklin
Holly Ogg
Janna R. Michell
Judy L. Garafola
Karen M. Seddon
Kris R. Helms
Linda Gallop
Lynda S. Cole
Rebecca A. Gibson
Sharon M. Slack
Susan Lynn Berkebile

EUSTIS OFFICE:

Amanda L. Leap
Erin M. Moore
Hilda Lozano
Michael Cox
Michael J. Price
Natasha L. Pender
Stephanie L. Freer
Tamika J. Rolle
Victoria M. Boren
Vivian R. Curry

WILDWOOD OFFICE:

Carla A. McAllister
Cheryl P. Yates
Crystal L. Schmidt
Dana L. Fields
Dennis R. Rogers
Elaine C. Buzzard
Latahna J. Green
Mona M. Riggs
Paula D. Williams
Shirley A. Davis
Sophia A. Hamilton

SOUTH LEESBURG OFFICE:

Brandi M. Simko
Carol A. Sieder
Cynthia M. Deeb
Eva J. Snead
Sandra L. Seaton

INVERNESS:

Jamie R. Daniels
Jean Reese
Judith Latmontagne
Karen A. Dixon
Lillian G. Russo
Phil P. Tompetrini
Suzanne Mission
Teresa A. Kuechle

FOUR CORNERS

Janis K. Spencer
Lori M. Farfaglia
Sarah L. Williams
Stephany M. Barr
Trinia C. McClendon
Whitney L. White

BUSHNELL:

Betty J. Hewett
Inge Pelfrey
Jennifer Kitchens
Natalie D. Langford
Sylvie M. Zimmerman