Form 10-K, Exhibit 13
period 2000-12-31
FFLC BANCORP INC
filed 2001-03-22
CIK 912738

FFLC BANCORP, INC.
                               2000 ANNUAL REPORT


                                   OUR MISSION


Our mission is to operate First Federal Savings Bank as a community bank, in a manner consistent with the high expectations of our shareholders, customers and employees. We will achieve attractive financial results for our stockholders, provide quality financial services and products to our customers, and offer rewarding careers to our employees, while maintaining a high level of personal service and integrity. The Company's primary goals are to:

     o provide an attractive return to its shareholders, as measured by long-term capital appreciation and the continued payment of reasonable dividends,

     o provide a competitive, progressive and profitable array of financial services and products, in a manner focused on excellent customer service,

     o   attract and retain highly-motivated,  top-quality employees, and

     o   make a positive impact on the communities that we serve.


                           FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 evidences Congress' determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. This Annual Report, including the Letter to Stockholders and the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risk and uncertainty. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the Company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the Company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer business requirements, Congressional legislation and similar matters. Readers of this report are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

                                    CONTENTS

                                                                        Page
                                                                        ----

Corporate Profile, Corporate Organization and General Information ........1
Office Locations and Common Stock Prices and Dividends ...................2
Consolidated Financial Highlights ........................................3
Letter to Stockholders .................................................4-5
First Federal Website and Online Banking................................6-7
Selected Consolidated Financial Data and Financial Ratios...............8-9
Management's Discussion and Analysis of Financial
      Condition and Results of Operations ............................10-20
Consolidated Financial Statements ....................................21-51
Independent Auditors' Report.............................................52
Directors and Officers of FFLC Bancorp, Inc..............................53
Directors and Officers of First Federal Savings Bank of Lake County......54
Employees ...............................................................55


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

CORPORATE ORGANIZATION

Holding Company
      FFLC Bancorp, Inc.

Thrift Subsidiary
      First Federal Savings Bank of Lake County

Affiliate of Thrift Subsidiary
      Lake County Service Corporation

GENERAL INFORMATION

Corporate Headquarters
      800 North Boulevard West, Post Office Box 490420, Leesburg, Florida 34749-0420
      Telephone:             Local               (352) 787-3311
                             Toll Free           (877) 955-2265
Annual Meeting
      The Annual Meeting of the Stockholders will be held at the Leesburg Community Building located at 109 East Dixie Avenue in Leesburg at 2:00 p.m. on May 10, 2001.

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

Stockholder Assistance
      Stockholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

           Registrar and Transfer Company
           10 Commerce Drive
           Cranford, New Jersey 07016
           800-368-5948
           Website:  rtco.com

Corporate Counsel
      George W. Murphy, Jr.
      Muldoon, Murphy & Faucette LLP
      5101 Wisconsin Avenue
      Washington, D.C. 20016

Independent Auditors
      Hacker, Johnson & Smith PA
      Certified Public Accountants
      930 Woodcock Road, Suite 211
      Orlando, Florida 32803

                             [FIRST FEDERAL LOGO HERE]


[OFFICE LOCATIONS]


[GRAPHIC - MAP INSERT MAP - HALF PAGE]

















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

                                                                        Cash
                                                                      Dividends
                                                                        Paid
                                                   High      Low      Per Share
       Quarter Ended:

       March 31, 1999..........................   18.500    15.500      .11
       June 30, 1999 ..........................   19.000    16.000      .11
       September 30, 1999......................   18.125    17.500      .11
       December 31, 1999.......................   17.875    13.250      .11
       March 31, 2000..........................   15.250    11.250      .12
       June 30, 2000 ..........................   13.250    11.375      .12
       September 30, 2000......................   14.250    12.625      .12
       December 31, 2000.......................   15.250    13.500      .12

As of January 29, 2001, the Company had 1,656 holders of record of common stock (includes shares held by brokers).

CONSOLIDATED FINANCIAL  HIGHLIGHTS
(Dollars in thousands, except per share amounts)


AT YEAR END:                                                2000              1999             1998
                                                            ----              ----             ----
Total assets ......................................      $  711,493          590,432          463,820
Loans receivable, net .............................      $  615,484          500,901          389,059
Securities ........................................      $   42,717           36,909           40,392
Deposits ..........................................      $  518,885          429,274          351,030
Equity ............................................      $   59,283           55,637           53,223
Book value per share ..............................      $    16.78            15.52            14.56
Shares outstanding ................................       3,532,561        3,583,938        3,655,620
Equity-to-assets ratio ............................            8.33%            9.42%           11.47%
Nonperforming assets to total assets ..............             .39%             .47%             .17%

FOR THE YEAR:

Interest income ...................................      $   49,350           38,612           32,173
Net interest income after provision for loan losses      $   18,405           16,679           14,220
Net income (1) ....................................      $    5,309            4,850            4,397
Basic income per share (1) ........................      $     1.50             1.37             1.22
Diluted income per share (1) ......................      $     1.46             1.32             1.16
Loan originations funded ..........................      $  188,141          195,034          151,411
Return on average assets (1) ......................             .82%             .93%            1.05%
Return on average equity (1) ......................            9.24%            8.88%            8.37%
Average equity to average assets ratio ............            8.88%           10.45%           12.52%
Noninterest expense to average assets .............            1.76%            1.97%            2.01%

YIELDS AND RATES:

                                                                  Weighted Average
                                                                   Rate or Yield        Average Rate or Yield During
                                                                  at December 31,         Year Ended December 31,
                                                                  ---------------        -------------------------
                                                                   2000      1999         2000      1999     1998
                                                                   ----      ----         ----      ----     ----
Loans    ....................................................      8.17%     7.88%        8.12%     7.99%    8.27%
Securities...................................................      6.50%     6.22%        6.47%     5.83%    6.32%
All interest-earning assets .................................      8.02%     7.66%        7.98%     7.73%    7.96%
Deposits ....................................................      5.29%     4.53%        5.07%     4.56%    4.78%
All interest-bearing liabilities ............................      5.51%     4.84%        5.28%     4.70%    4.88%
Interest-rate spread (2).....................................      2.51%     2.82%        2.70%     3.03%    3.08%
Net yield on average interest-earning assets (3).............        N/A       N/A        3.12%     3.48%    3.69%


(1) Excludes gain in 1999 on sale of real estate held for development of $886 ($553 net of tax).
(2) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.
(3)   Net interest income divided by average interest-earning assets.

                                [GRAPHIC - LOGO]





Dear Stockholders:

I am pleased to report that the year 2000 was a solid year for your Company. We again enjoyed a successful year, both in terms of the growth of the Bank and in operating earnings. During 2000, we continued the tradition of record net income from operations and increased quarterly cash dividends on our common stock. We also introduced our Internet banking solution, First Federal Online Banking. First Federal Savings Bank, the Company's subsidiary, set a new record for total assets, ending the year with total assets in excess of $711 million. Our success is truly a team effort, and I want to take this opportunity to thank all of you
- our stockholders, our customers, our communities, and our employees - for your efforts and support as we moved through 2000 and into the year 2001.

During 2000, the Company's net income from operations increased 9%, to $5.3 million from $4.8 million in 1999. As we previously reported to you, during 1999 the Company recorded a non-recurring $553,000 after-tax gain ($886,000 pre-tax) on the sale of commercial land owned by Lake County Service Corporation, a subsidiary of the Bank. With that non-recurring gain added to net income from operations for 1999, the Company's total net income for 1999 was $5.4 million. On a per share basis, basic income increased 9% to $1.50 for 2000 compared to $1.37 (or $1.52 with the non-recurring gain) per share for 1999. On a diluted basis, net income per share increased 11% to $1.46 for 2000, compared to $1.32 (or $1.47 with the non-recurring gain) for 1999.

In January 2001, our Board of Directors approved an 8% increase in the quarterly cash dividend, to $.13 per common share from the $.12 per common share paid for the prior four quarters. That increase continues previous annual increases since 1994, when the quarterly cash dividend was $.036 per common share (adjusted for the five-for-three stock split in November 1997).

In July of 2000, we introduced our Internet banking solution, First Federal Online Banking. I am very pleased to report that First Federal Online Banking has received a warm reception from both our retail and commercial customers, and enrollments have exceeded our expectations. If you haven't had a chance to check out First Federal Online Banking, I encourage you to visit our website, 1stfederal.com, and click the "Test Drive" button; I believe you'll be pleasantly surprised at how easily and completely you can check account balances, transfer funds, pay bills, and access cash management services (for commercial customers) on a 24-hour-a-day, 7-days-a-week basis. While you're at our website, I'd also encourage you to note all the other useful information, including our loan and deposit products and pricing, links to our press releases and financial reports, local weather, and links to some other "local-interest" websites.

Asset growth continues to be an important focal point for the Company. The Company's total assets grew 20%, from $590.4 million at December 31, 1999 to $711.5 million at December 31, 2000. Although the pace of loan originations declined slightly during 2000 compared to 1999, the total loans receivable grew 21%, from $519.0 million to $630.4 million. During 2000, the Bank's loan originations totaled $220.1 million, compared to $238.2 million in 1999. Originations of residential loans were $106.4 million, commercial loans were $47.9 million, and consumer loans were $65.8 million for 2000. Those volume levels compare to $133.3 million, $59.2 million, and $45.7 million, respectively, for 1999.

The Company's growth was funded by an $89.6 million increase in the Bank's deposits, a $24 million increase in Federal Home Loan Bank advances, and $7 million of cash provided from operations. During 2000, the Bank's deposits grew from $429.3 million to $518.9 million, an increase of 21%. Of the total increase in deposits, checking and other transaction accounts grew $9.5 million (or 9%), while certificates of deposit grew $80.1 million (or 25%). During 2000, advances from the Federal Home Loan Bank grew 24%, from $99 million to $123 million. For 2000, cash provided from operations was $7.4 million, compared to $5.5 million for 1999.

As we look forward to 2001, we are excited about finishing the remodeling of our Main Office. We appreciate our customers' patience enduring "construction dust" and the use of a temporary banking facility, while we improved and renovated our Main Office facilities. We hope you will stop by to see the improvements and let us thank you personally at our Grand Re-Opening, which we expect to occur during the second quarter of 2001.

I am also pleased to report that the FFLC Bancorp, Inc. Dividend Reinvestment Plan (the "Plan") established in January 2000, has been a success, with over 200 shareholders participating. The Plan allows registered stockholders of at least 50 shares of common stock to reinvest regular dividends on all or a portion of their common stock into additional shares. The Plan also allows participants to make optional cash purchases of common stock. The administrative costs of the Plan, including brokerage commissions for reinvestment and optional cash purchases, are paid by the Company. A booklet describing the Plan in detail was mailed to stockholders in January of 2000. If you would like more information about the Plan, please contact us.

In spite of the success we enjoyed this year, the performance of the Company's stock during the first part of 2000 was negatively impacted by six consecutive interest rate increases by the Federal Reserve, as well as the continued rally in technology stocks in the early months of 2000. Like most bank stocks, our stock suffered during the first part of the year, then began a recovery that continued through the rest of 2000. Our stock price was $15.25 at the beginning of 2000, declined to a low of $11.25 in March 2000, and then increased to $14.8125 at December 31, 2000. While we wish the market would consistently and fully credit us with the success we are experiencing, we remain convinced that our best strategy for creating long-term value to our stockholders is to focus on profitability and excellence in customer service.

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

Cordially yours,


/S/ Stephen T. Kurtz
--------------------
Stephen T. Kurtz
President and Chief Executive Officer

                             [GRAPHIC - First Federal Logo]




[GRAPHIC - Picture Insert of First Federal Website.]






















Visit First Federal's website at http://www.1stfederal.com. This site serves as a portal for First Federal banking services, local news, and information regarding our communities. From this site, customers can gain access to First Federal Online Banking, our fully interactive banking system that allows bill payments, account inquiries, transfer of funds and more. In addition, commercial customers can access cash management tools, make tax payments and perform payroll processing through First Federal Online Banking. Also available at 1stfederal.com is current information about the Bank's locations, products and services. Also, investors can get the latest information regarding FFLC Bancorp, including stock quotes, press releases, and financial data.

                              First Federal Online



[GRAPHIC - Picture Insert of Online Banking Page]


















First Federal introduced First Federal Online Banking in July 2000 through the Bank's website at http://www.1stfederal.com. First Federal customers can now access practically their entire First Federal relationship through the website, 24 hours a day, 7 days a week. From the First Federal website, customers can take a drive of the online banking product and may enroll online. After receiving their user ID and password, customers may log-on to check balances, pay their bills online, reconcile their account statements, transfer funds from one account to another, review account histories, reorder checks and more. First Federal Online Banking is just one more added convenience to banking with First Federal.

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

                                                                                    At December 31,
                                                           ----------------------------------------------------------------
                                                             2000           1999         1998          1997         1996
                                                             ----           ----         ----          ----          ----

Total assets ......................................        $711,493       590,432       463,820       400,237       346,442
Loans receivable, net .............................         615,484       500,901       389,059       315,353       227,948
Cash and cash equivalents..........................          30,481        34,339        22,928        15,684        10,157
Securities ........................................          42,717        36,909        40,392        58,598        98,568
Deposits ..........................................         518,885       429,274       351,030       315,390       282,664
Borrowed funds ....................................         129,376       102,914        56,789        30,000         8,198
Stockholders' equity ..............................          59,283        55,637        53,223        51,429        53,626



                                                                               For the Year Ended December 31,
                                                          -----------------------------------------------------------------
                                                             2000           1999          1998          1997          1996
                                                             ----           ----          ----          ----          ----
Interest income ...................................      $   49,350        38,612        32,173        28,156        24,218
Interest expense ..................................          30,065        21,214        17,271        15,416        12,959
Net interest income ...............................          19,285        17,398        14,902        12,740        11,259
Provision for loan losses .........................             880           719           682           649           107
Net interest income after provision for loan losses          18,405        16,679        14,220        12,091        11,152
Noninterest income (1) ............................           1,682         1,446         1,264         1,219           809
Noninterest expense (1) ...........................          11,414        10,313         8,446         7,473         6,644
Income before provision for income taxes (1) ......           8,673         7,812         7,038         5,837         5,317
Provision for income taxes (1) ....................           3,364         2,962         2,641         2,083         1,478
Net income (1) ....................................           5,309         4,850         4,397         3,754         3,216
Basic income per share (1) (2) ....................            1.50          1.37          1.22          1.01           .79
Weighted average number of common
         shares outstanding for basic (2) .........       3,541,400     3,548,568     3,592,253     3,700,220     4,069,825
Diluted income per share (1) (2) ..................      $     1.46          1.32          1.16           .96           .75
Weighted average number of common shares
         outstanding for diluted (2) ..............       3,615,740     3,677,038     3,777,085     3,911,256     4,267,992


-------------

(1) Excludes gain on sale of real estate held for development in March 1999 of $886 ($553 net of tax) and SAIF recapitalization assessment in September, 1996 of $1,655 ($1,032 net of tax).

(2) All per share amounts have been restated to reflect the five-for-three stock split in November, 1997.

SELECTED CONSOLIDATED FINANCIAL RATIOS
AND OTHER DATA:

                                                                             At or For the Year Ended December 31,
                                                                             -------------------------------------
                                                                 2000           1999          1998         1997           1996
                                                                 ----           ----          ----         ----           ----
Return on average assets (6) ....................                .82%            .93%         1.05%         1.00%         0.96%
Return on average equity (6) ....................               9.24%           8.88%         8.37%         7.18%         5.80%
Dividend payout ratio ...........................              32.32%          28.95%        29.51%        28.51%        44.71%
Average equity to average assets ................               8.88%          10.45%        12.52%        13.93%        16.62%
Total equity to total assets ....................               8.33%           9.42%        11.47%        12.85%        15.48%
Interest rate spread during year(1) .............               2.70%           3.03%         3.08%         2.86%         2.73%
Net interest margin (2) .........................               3.12%           3.48%         3.69%         3.53%         3.50%
Nonperforming assets to total assets (3) ........                .39%           0.47%         0.17%         0.19%         0.30%
Nonperforming loans to total loans (4) ..........                .40%           0.46%         0.11%         0.07%         0.28%
Allowance for loan losses to non-performing loans             141.51%         119.01%       514.19%       695.87%       159.61%
Allowance for loan and REO
         losses to nonperforming assets .........             127.49%         101.77%       281.85%       224.83%       103.51%
Allowance for loan losses to gross loans ........                .56%           0.54%         0.57%         0.51%         0.45%
Operating expenses to average assets (6) ........               1.76%           1.97%         2.01%         1.99%         1.99%
Operating efficiency ratio (6) ..................              54.44%          54.73%        52.25%        53.54%        55.05%
Average interest-earning assets to
         average interest-bearing liabilities ...               1.09            1.11          1.14          1.16          1.18
Net interest income to noninterest expenses .....               1.69            1.69          1.76          1.70          1.36
Total shares outstanding (5) ....................          3,532,561       3,583,938     3,655,620     3,743,988     4,062,895
Book value per common share outstanding (5) .....         $    16.78           15.52         14.56         13.74         13.20
Number of banking offices (all full-service) ....                 12              12             9             9             9


-------------
(1) Difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.
(2) Based upon net interest income before provision for loan losses divided by average interest-earning assets.
(3) Nonperforming assets consist of nonperforming loans and foreclosed real estate.
(4)   Nonperforming loans consist of loans 90 days or more delinquent.
(5) All per share amounts have been restated to reflect the five-for-three stock split in November, 1997.
(6) Excludes gain on sale of real estate held for development in March 1999 of $886,000 ($553,000 net of tax) and SAIF recapitalization assessment in September, 1996 of $1,655,000 ($1,032,000 net of tax).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Federal Savings Bank of Lake County, the subsidiary of FFLC, was organized in 1934 as a federally chartered savings and loan association and converted to a federally chartered stock savings bank on January 4, 1994. The Bank's principal business continues to be attracting retail deposits from the general public and investing those deposits, together with principal repayments on loans and investments and funds generated from operations, primarily in mortgage loans secured by one-to-four-family, owner-occupied homes, commercial loans, consumer securities and, to a lesser extent, construction loans and other loans, and multi-family residential mortgage loans. In addition, the Bank holds investments permitted by federal laws and regulations including securities issued by the U.S. Government and agencies thereof. The Bank's revenues are derived principally from interest on its loan and mortgage-backed securities portfolios and interest and dividends on its investment securities.

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

The Company's net income from operations increased 9% to $5.3 million for the year ended December 31, 2000 from $4.8 million for the 1999 period. The Bank's total assets increased 20.5% to $711.5 million at December 31, 2000 from $590.4 million at December 31, 1999. That increase resulted primarily from a 22.9% increase in net loans receivable to $615.5 million at December 31, 2000 from $500.9 million at December 31, 1999, reflecting increased local loan demand. Cash and cash equivalents decreased 11.2% to $30.5 million at December 31, 2000 from $34.3 million at December 31, 1999. Securities increased 15.7% or $5.8 million during 2000. Deposits increased 20.9% to $518.9 million at December 31, 2000 from $429.3 million at December 31, 1999. Advances from the Federal Home Loan Bank increased $24 million, to $123 million at December 31, 2000 from $99 million at December 31, 1999.

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

Capital Requirements

The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Under the OTS final rule implementing FDICIA, generally, a well-capitalized institution is defined as one that meets the following capital standards: a 5% tangible capital standard; a 6% leverage (core capital) ratio; and a 10% risk-based capital standard, and has not been notified by its Federal banking agency that it is in a "troubled condition." At December 31, 2000, the Bank met each of its capital requirements and met the criteria of a "well-capitalized" institution as defined above.

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

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin; and (vi) weighted average yields and rates at December 31, 2000. Yields and costs were derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered to constitute adjustments to yields.

                                                                                     Year Ended December 31,
                                                                   -----------------------------------------------------------------
                                                                               2000                               1999
                                                                   -------------------------------  --------------------------------
                                                     Yield At                              Average                          Average
                                                    December 31,   Average                  Yield/    Average                Yield/
                                                       2000        Balance     Interest     Cost      Balance     nterest     Cost
                                                       ----        -------     --------     ----      -------     -------     ----
                                                                                    (Dollars in thousands)
Interest-earning assets:
      Loans receivable.............................    8.17%      $ 562,392      45,656     8.12%     $ 442,213    35,315     7.99%
      Securities...................................    6.50          37,382       2,417     6.47         37,951     2,213     5.83
      Other interest-earning assets (1)............    6.55          19,026       1,277     6.71         19,404     1,084     5.59
                                                                    -------      ------                 -------    ------

               Total interest-earning assets.......    8.02         618,800      49,350     7.98        499,568    38,612     7.73
                                                                                 ------                            ------

Noninterest-earning assets.........................                  28,090                              23,062
                                                                    -------                            --------

               Total assets........................               $ 646,890                           $ 522,630
                                                                    =======                             =======

Interest-bearing liabilities:
      NOW and money market
           accounts................................    2.67          82,710       2,182     2.64         66,892     1,631     2.44
      Passbook and statement savings
           accounts................................    1.99          20,179         421     2.09         22,170       485     2.19
      Certificates.................................    6.19         356,219      20,672     5.80        285,898    14,967     5.24
      FHLB advances................................    6.18         104,647       6,497     6.21         74,515     4,038     5.42
      Other borrowings.............................    5.25           5,729         293     5.11          1,916        93     4.85
                                                                   --------     -------                --------  --------

               Total interest-bearing
                 liabilities.......................    5.51         569,484      30,065     5.28        451,391    21,214     4.70
                                                                                 ------                            ------

Noninterest-bearing deposits.......................                  13,221                              10,411
Noninterest-bearing liabilities....................                   6,756                               6,202
Stockholders' equity...............................                  57,429                              54,626
                                                                    -------                            --------

               Total liabilities and equity........               $ 646,890                           $ 522,630
                                                                    =======                             =======

Net interest-earning assets and
      interest-rate spread (2).....................    2.51%      $  49,316                 2.70%     $  48,177               3.03%
                                                       ====         =======                 ====        =======               ====

Net interest income and net
      margin (3)...................................                            $ 19,285     3.12%                $ 17,398     3.48%
                                                                                 ======     ====                   ======     ====
Ratio of interest-earning assets
      to interest-bearing liabilities..............                    1.09                                1.11
                                                                       ====                                ====


                                                           Year Ended December 31,
                                                    --------------------------------------
                                                                   1998
                                                    --------------------------------------
                                                                                 Average
                                                     Average                      Yield/
                                                     Balance       Interest         Cost
                                                    -------       --------         ----
                                                            (Dollars in thousands)
Interest-earning assets:
      Loans receivable............................. $ 343,967        28,450        8.27%
      Securities...................................    44,533         2,814        6.32
      Other interest-earning assets (1)............    15,606           909        5.82
                                                     --------       -------

               Total interest-earning assets.......   404,106        32,173        7.96
                                                                     ------

Noninterest-earning assets.........................    15,130
                                                     --------

               Total assets........................ $ 419,236
                                                      =======

Interest-bearing liabilities:
      NOW and money market
           accounts................................    49,862         1,088        2.18
      Passbook and statement savings
           accounts................................    23,683           517        2.18
      Certificates.................................   246,375        13,674        5.55
      FHLB advances................................    33,718         1,991        5.90
      Other borrowings.............................        14             1        7.14
                                                    ---------      --------

               Total interest-bearing
                 liabilities.......................   353,652        17,271        4.88
                                                                     ------

Noninterest-bearing deposits.......................     7,602
Noninterest-bearing liabilities....................     5,473
Stockholders' equity...............................    52,509
                                                      -------

               Total liabilities and equity........ $ 419,236
                                                      =======

Net interest-earning assets and
      interest-rate spread (2)..................... $  50,454                      3.08%
                                                      =======                      ====

Net interest income and net
      margin (3)...................................                $ 14,902        3.69%
                                                                     ======        ====
Ratio of interest-earning assets
      to interest-bearing liabilities..............      1.14
                                                         ====


-------------
(1)   Includes interest-bearing deposits, federal funds sold and FHLB Stock.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities.
(3) Net interest margin is net interest income divided by average interest-earning assets.

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

                                                 Year Ended December 31,                    Year Ended December 31,
                                                     2000 vs. 1999                               1999 vs. 1998
                                                  Increase (Decrease)                          Increase (Decrease)
                                         ---------------------------------------      ---------------------------------------
                                                        Due to                                         Due to
                                         ---------------------------------------      ---------------------------------------
                                                               Rate/                                          Rate/
                                         Rate       Volume     Volume       Net       Rate       Volume      Volume       Net
                                         ----       ------     ------       ---       ----       ------      ------       ---
                                                                         (Dollars in thousands)
Interest-earning assets:
      Loan receivable, net............  $   585      9,597      159       10,341      (981)      8,126        (280)      6,865
      Securities  ....................      241        (33)      (4)         204      (217)       (416)         32        (601)
      Other interest-earning (1)......      218        (21)      (4)         193       (37)        221          (9)        175
                                         ------     ------     ----      -------    ------      ------        ----      ------

                  Total...............    1,044      9,543      151       10,738     (1,235)     7,931        (257)      6,439
                                          -----      -----      ---       ------      -----      -----        ----       -----

Interest-bearing liabilities:
      NOW and money market accounts...      134        385       32          551        128        371          44         543
      Passbook and statement savings
            accounts..................      (22)       (44)       2          (64)         1        (33)          -         (32)
      Certificates....................    1,624      3,682      399        5,705       (776)     2,193        (124)      1,293
      FHLB advances...................      588      1,633      238        2,459       (164)     2,409        (198)      2,047
      Other borrowings................        5        185       10          200          -        136         (44)         92
                                        -------     ------     ----       ------    -------     ------        ----     -------

                  Total...............    2,329      5,841      681        8,851       (811)     5,076        (322)      3,943
                                          -----      -----      ---       ------      -----      -----        ----       -----

Net change in net interest
      income..........................  $(1,285)     3,702     (530)       1,887       (424)     2,855          65       2,496
                                          =====      =====      ===       ======      =====      =====        ====       =====


--------------

(1)   Includes interest-bearing deposits, federal funds sold and FHLB Stock.

LIQUIDITY AND CAPITAL  RESOURCES

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. That requirement, which varies periodically depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The current required ratio is 4%. The Bank historically has maintained a level of liquid assets in excess of the regulatory requirement. Liquid assets consist of cash, cash equivalents and short- and intermediate-term U.S. Government and government agency securities. The maintenance of liquid assets allows for the possibility of disintermediation when interest rates fluctuate. The Bank's liquidity ratios were 10.3% and 18.7% at December 31, 2000 and December 31, 1999, respectively.

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

At December 31, 2000, the Bank had outstanding commitments to originate $13.2 million of loans, to fund unused lines of credit of $34.8 million, to fund the undisbursed portion of loans in process of $12.1 million and $1.5 million in outstanding standby letters of credit. The Bank believes that it will have sufficient funds available to meet its commitments. At December 31, 2000, certificates of deposit which were scheduled to mature in one year or less totaled $316.3 million. Management believes, based on past experience, that a significant portion of these funds will remain with the Bank.

REGULATORY  CAPITAL  REQUIREMENTS

As a federally-chartered financial institution, the Bank is required to maintain certain minimum amounts of regulatory capital. Regulatory capital is not a valuation allowance and has not been created by charges against earnings. The following table provides a summary of the capital requirements, the Bank's regulatory capital and the amounts in excess at December 31, 2000:

                                             Tangible                    Core                   Risk-Based
                                      ---------------------     ----------------------     ---------------------
                                                    % of                       % of                   % of Risk-
                                                  Adjusted                   Adjusted                  Weighted
                                      Amount       Assets        Amount       Assets        Amount      Assets
                                      ------       ------        ------       ------        ------      ------
                                                               (Dollars in thousands)
         Regulatory capital.......   $ 55,470       7.80%       $ 55,470      7.80%        $ 58,702     13.17%
         Requirement..............     10,670       1.50          21,340      3.00           35,648      8.00
                                      -------       ----          ------      ----           ------     -----

         Excess   ................   $ 44,800       6.30%       $ 34,130      4.80%        $ 23,054      5.17%
                                     ========       ====          ======      ====           ======     =====


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

The Company's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and capital, while adjusting the Company's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Company relies primarily on its asset-liability management to control interest-rate risk. However, a sudden and substantial increase in interest rates may adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company does not engage in trading activities.

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

The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions continue to be affected by general changes in levels of interest rates and other economic factors beyond their control. At December 31, 2000, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank to mature or reprice within one year) as a percentage of total assets was a positive 8.92%. Generally, an institution with a positive gap would experience an increase in net interest income in a period of rising interest rates or a decrease in net interest income in a period of declining interest rates. However, certain shortcomings are inherent in the sensitivity analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different manners to changes in market interest rates. Therefore, no assurance can be given that the Bank will be able to maintain its net interest-rate spread as market interest rates fluctuate.

The Bank monitors its interest-rate risk through the Asset/Liability Committee which meets monthly and reports the results of such monitoring quarterly to the Board of Directors. The Bank's policy is to seek to maintain a balance between interest-earning assets and interest-bearing liabilities so that the Bank's cumulative one-year gap ratio is within a range which management believes is conducive to maintaining profitability without incurring undue risk. The Bank has increased its investment in adjustable-rate and shorter average life, fixed-rate mortgage-related securities in order to position itself against the consequences of rising interest rates. The Bank also maintains liquid assets in excess of the regulatory requirement, allowing for the possibility of disintermediation when interest rates fluctuate. The Bank's liquidity ratio of 10.3% at December 31, 2000 is significantly higher than the regulatory requirement of 4%. In addition, the Bank's large stable core deposit base resulting from its continuing commitment to quality customer service has historically provided it with a steady source of funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000 that are expected to reprice, based upon certain assumptions, in each of the future periods shown.


                                                    More        More       More         More         More
                                                    than        than       than         than         than
                                                    Three       Six         One         Three        Five         More
                                       Three        Months     Months      Year         Years       Years         than
                                       Months       to Six     to 12        to 3         to 5       to 10         Ten
                                      or Less       Months     Months      Years        Years       Years        Years       Total
                                     --------      -------     ------     -------     --------     -------      ------      -------
Rate-sensitive assets:
    Mortgage loans, net of LIP ..    $113,624      65,846      79,077     165,083      45,879      24,558       13,824      507,891
    Commercial and consumer
      loans .....................      28,313      10,633      17,891      41,222      10,741       1,412          207      110,419
    Mortgage-backed
      securities ................       5,083       3,742       1,996       2,202         569         643          159       14,394
    Interest-earning deposits ...      14,445          --          --          --          --          --           --       14,445
    Investment securities .......       1,376          --       5,001      12,967          --          --           --       19,344
    Mutual funds ................       8,979          --          --          --          --          --           --        8,979
    FHLB stock ..................       6,150          --          --          --          --          --           --        6,150
                                     --------    --------    --------    --------    --------    --------     --------     --------

           Total interest-earning
               assets ...........     177,970      80,221     103,965     221,474      57,189      26,613       14,190      681,622
                                     --------    --------    --------    --------    --------    --------     --------     --------

Rate-sensitive liabilities:
    Deposits:
      Savings accounts ..........       1,328       1,236       2,221       6,283       3,533       3,465        1,077       19,143
      NOW and money
           market accounts ......       6,004       5,587      10,037      28,385      15,967      15,657        4,872       86,509
      Certificates ..............      60,121      46,211     139,584     146,564       7,418          --           --      399,898
    Borrowed funds ..............       6,376          --      20,000      89,000      14,000          --           --      129,376
                                     --------    --------    --------    --------    --------    --------     --------     --------

           Total interest-bearing
               liabilities ......      73,829      53,034     171,842     270,232      40,918      19,122        5,949      634,926
                                     --------    --------    --------    --------    --------    --------     --------     --------

Interest-sensitivity gap ........    $104,141      27,187     (67,877)    (48,758)     16,271       7,491        8,241       46,696
                                     ========    ========    ========    ========    ========    ========     ========     ========

Cumulative interest-
      sensitivity gap ...........    $104,141     131,329      63,452      14,693      30,964      38,455       46,696
                                    ========    ========    ========    ========     ========    ========     ========

Cumulative interest-earning
      assets ....................    $177,970     258,192     362,157     583,630     640,819     667,432      681,622
                                     ========    ========    ========    ========    ========    ========     ========

Cumulative interest-bearing
      liabilities ...............    $ 73,829     126,863     298,705     568,937     609,855     628,977      634,926
                                     ========    ========    ========    ========    ========    ========     ========

Cumulative interest-sensitivity
      gap as a percentage of
      total assets ..............       14.64%      18.46%       8.92%      2.07%        4.35%       5.40%        6.56%
                                     ========    ========    ========     ======     ========    ========     ========

Cumulative interest-earning
      assets as a percentage of
      cumulative interest-bearing
      liabilities ...............      241.06%     203.52%     121.24%    102.58%      105.08%     106.11%      107.35%
                                     ========    ========    ========   ========     ========    ========     ========

               COMPARISON OF YEARS ENDED DECEMBER 31, 2000 TO DECEMBER 31, 1999


               General Operating Results. Net income for the year ended December
                    31, 2000 was $5.3 million, or $1.50 and $1.46 per basic and diluted share, respectively, compared to $5.4 million, or $1.52 and $1.47 per basic and diluted share, respectively, for the comparable period in 1999. Net income for the 1999 period included a gain on sale of real estate held for development of $886,000 ($553,000, net of tax). Without the 1999 gain on sale, net income for 2000 exceeded net income for the 1999 period by $460,000 or 9.5%. An increase in interest income of $10.7 million, partially offset by increases in interest expense of $8.9 million and noninterest expense of $1.1 million contributed to the increase in net income during the current year.

               Interest  Income.  Interest  income  increased  $10.7  million or
                    27.8%, from $38.6 million for the year ended December 31, 1999 to $49.4 million for the comparable period in 2000. The increase was due to a $119.2 million or 23.9% increase in average interest-earning assets outstanding for the year ended December 31, 2000 compared to the 1999 period and an increase in the average yield earned on interest-earning assets from 7.73% for the year ended December 31, 1999 to 7.98% for the year ended December 31, 2000.

               Interest  Expense.  Interest  expense  increased  $8.9 million or
                    41.7%, from $21.2 million for the year ended December 31, 1999 to $30.1 million for the year ended December 31, 2000. The increase was due to an increase of $118.1 million in average interest-bearing liabilities. Average interest-bearing liabilities increased from $451.4 million outstanding during the year ended December 31, 1999 to $569.5 million outstanding during the comparable period for 2000. The average yield paid on interest-bearing liabilities increased from 4.70% for the year ended December 31, 1999 to 5.28% for the comparable 2000 period.

               Noninterest  Income.   Noninterest  income  for  the  year  ended
                    December 31, 1999 exceeded noninterest income for the year ended December 31, 2000 primarily as a result of the previously discussed pretax gain on sale of real estate held for development recognized during 1999, partially offset by an increase of $201,000 in deposit account fees during the 2000 period.

               Noninterest  Expense.   Noninterest  expense  increased  by  $1.1
                    million or 10.7%, from $10.3 million for the year ended December 31, 1999 to $11.4 million for the year ended
                    December 31, 2000. The increase was primarily due to increases in salaries and employee benefits of $506,000, occupancy expense of $370,000 and data processing expense of $288,000, all of which related to the overall growth of the Company.

               Provision for Income  Taxes.  The provision for federal and state income taxes decreased from $3.3 million for the year ended December 31, 1999 (an effective tax rate of 37.9%) to $3.4 million (an effective tax rate of 38.8%) for the corresponding period for 2000.

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

               Noninterest Expense.  Noninterest  expense consists  primarily of salaries and employee benefits and occupancy expense. Noninterest expense increased $1.9 million for the year ended December 31, 1999 compared to 1998. The increase was primarily due to a $998,000 increase in salaries and employee benefits and a $459,000 increase in occupancy expense, all of which resulted from the growth of the Company.

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

                               FFLC BANCORP, INC.

                           Consolidated Balance Sheets
                   ($ in thousands, except per share amounts)

                                                                                December 31,
                                                                            -------------------
                                                                            2000           1999
                                                                            ----           ----
                   Assets
Cash and due from banks ............................................     $  16,036         17,313
Interest-bearing deposits ..........................................        14,445         17,026
                                                                         ---------      ---------

                   Cash and cash equivalents .......................        30,481         34,339

Securities available for sale ......................................        42,717         36,909
Loans receivable, net of allowance for loan losses of $3,552 in 2000
       and $2,811 in 1999 ..........................................       615,484        500,901
Accrued interest receivable:
       Securities ..................................................           506            407
       Loans receivable ............................................         3,244          2,408
Premises and equipment, net ........................................        11,490          9,386
Foreclosed real estate .............................................           276            400
Federal Home Loan Bank stock, at cost ..............................         6,150          4,950
Deferred income taxes ..............................................           240             --
Other assets .......................................................           905            732
                                                                         ---------      ---------

                   Total ...........................................     $ 711,493        590,432
                                                                         =========      =========

                   Liabilities and Stockholders' Equity

Liabilities:
       Noninterest-bearing demand deposits .........................        13,335         11,100
       NOW and money market accounts ...............................        86,509         77,293
       Savings accounts ............................................        19,143         21,110
       Certificates ................................................       399,898        319,771
                                                                         ---------      ---------

                   Total deposits ..................................       518,885        429,274
                                                                         ---------      ---------

Advances from Federal Home Loan Bank ...............................       123,000         99,000
Other borrowed funds ...............................................         6,376          3,914
Deferred income taxes ..............................................            --            102
Accrued expenses and other liabilities .............................         3,949          2,505
                                                                         ---------      ---------

                   Total liabilities ...............................       652,210        534,795
                                                                         ---------      ---------

Commitments and contingencies (Notes 4, 9 and 12)

Stockholders' equity:
       Preferred stock, $.01 par value, 1,000,000 shares authorized,
             none outstanding ......................................            --             --
       Common stock, $.01 par value, 9,000,000 shares authorized,
             4,491,646 in 2000 and 4,447,461 in 1999 shares issued .            45             44
       Additional paid-in-capital ..................................        31,010         30,273
       Retained income .............................................        47,132         43,539
       Accumulated other comprehensive income (loss) ...............            81           (182)
       Treasury stock, at cost (959,085 shares in 2000 and
             863,523 shares in 1999) ...............................       (18,985)       (17,721)
       Stock held by Incentive Plan Trusts .........................            --           (316)
                                                                         ---------      ---------

                   Total stockholders' equity ......................        59,283         55,637
                                                                         ---------      ---------

                   Total ...........................................     $ 711,493        590,432
                                                                         =========      =========


See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                        Consolidated Statements of Income
                   ($ in thousands, except per share amounts)

                                                                                 Year Ended December 31,
                                                                     --------------------------------------------
                                                                          2000             1999            1998
                                                                          ----             ----            ----
Interest income:
       Loans receivable ........................................      $   45,656          35,315          28,450
       Securities available for sale ...........................           2,417           1,798           1,169
       Securities held to maturity .............................              --             415           1,645
       Other interest-earning assets ...........................           1,277           1,084             909
                                                                      ----------      ----------      ----------

             Total interest income .............................          49,350          38,612          32,173
                                                                      ----------      ----------      ----------

Interest expense:
       Deposits ................................................          23,275          17,083          15,279
       Borrowed funds ..........................................           6,790           4,131           1,992
                                                                      ----------      ----------      ----------

             Total interest expense ............................          30,065          21,214          17,271
                                                                      ----------      ----------      ----------

             Net interest income ...............................          19,285          17,398          14,902

Provision for loan losses ......................................             880             719             682
                                                                      ----------      ----------      ----------

             Net interest income after provision for loan losses          18,405          16,679          14,220
                                                                      ----------      ----------      ----------

Noninterest income:
       Deposit account fees ....................................             825             624             558
       Other service charges and fees ..........................             679             735             618
       Gain on sale of real estate held for development ........              --             886              --
       Other ...................................................             178              87              88
                                                                      ----------      ----------      ----------

             Total noninterest income ..........................           1,682           2,332           1,264
                                                                      ----------      ----------      ----------

Noninterest expense:
       Salaries and employee benefits ..........................           6,722           6,216           5,218
       Occupancy expense .......................................           1,889           1,519           1,060
       Deposit insurance premium ...............................              90             214             195
       Advertising and promotion ...............................             328             333             278
       Data processing expense .................................             900             612             477
       Professional services ...................................             297             282             303
       Other ...................................................           1,188           1,137             915
                                                                      ----------      ----------      ----------

             Total noninterest expense .........................          11,414          10,313           8,446
                                                                      ----------      ----------      ----------

Income before income taxes .....................................           8,673           8,698           7,038

             Income taxes ......................................           3,364           3,296           2,641
                                                                      ----------      ----------      ----------

Net income .....................................................      $    5,309           5,402           4,397
                                                                      ==========      ==========      ==========

Basic income per share of common stock .........................      $     1.50            1.52            1.22
                                                                      ==========      ==========      ==========

Weighted-average number of shares outstanding for basic ........       3,541,400       3,548,568       3,592,253
                                                                      ==========      ==========      ==========

Diluted income per share of common stock .......................      $     1.46            1.47            1.16
                                                                      ==========      ==========      ==========

Weighted-average number of shares outstanding for diluted ......       3,615,740       3,677,038       3,777,085
                                                                      ==========      ==========      ==========


See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

           Consolidated Statements of Changes in Stockholders' Equity
                   ($ in thousands, except per share amounts)


                                                                                              Stock
                                                                                              Held
                                                                                               By                      Accumulated
                                                           Additional                       Incentive      Other         Total
                                                 Common     Paid-In   Treasury     Plan     Retained   Comprehensive  Stockholders'
                                                  Stock     Capital    Stock      Trusts     Income     Income (Loss)    Equity
                                                 -------   ---------  --------  ----------   ------    ------------     --------

Balance at December 31, 1997 ..............     $    43      28,265   (12,466)     (947)    36,622          (88)         51,429
                                                                                                                        -------

Comprehensive income:

       Net income .........................          --          --        --        --      4,397           --           4,397

       Change in unrealized gains
           (losses) on securities available
           for sale, net of income taxes
           of $14 .........................          --          --        --        --         --           23              23
                                                                                                                        -------

Comprehensive income ......................                                                                               4,420
                                                                                                                        -------

Net proceeds from the issuance of
       58,895 shares of common
       stock ..............................           1         359        --        --         --           --             360

Shares committed to participants
       in incentive plans (109,794
       shares remain uncommitted
       at December 31, 1998) ..............          --         662        --       316         --           --             978

Dividends paid, net of $38 of
       dividends on ESOP shares
       recorded as compensation
       expense ............................          --          --        --        --     (1,305)          --          (1,305)

Purchase of treasury stock,
       148,263 shares .....................          --          --    (2,659)       --         --           --          (2,659)
                                                -------     -------   -------   -------    -------      -------         -------

Balance at December 31, 1998 ..............     $    44      29,286   (15,125)     (631)    39,714          (65)         53,223
                                                =======     =======   =======   =======    =======      =======         =======

                                                                     (continued)


See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                   ($ in thousands, except per share amounts)

                                                                                   Stock
                                                                                   Held
                                                                                    By                Accumulated
                                                      Additional                Incentive                Other         Total
                                             Common     Paid-In     Treasury       Plan    Retained  Comprehensive  Stockholders'
                                             Stock      Capital      Stock        Trusts    Income   Income  (Loss)   Equity
                                            -------    ---------   ----------   ----------  ------   --------------  --------

Balance at December 31, 1998                $    44      29,286     (15,125)     (631)      39,714          (65)      53,223
                                                                                                                     -------

Comprehensive income:

       Net income                                --          --          --        --        5,402           --        5,402

       Change in unrealized gains
           (losses) on securities available
           for sale, net of income taxes
           of $70                                --          --          --        --           --         (117)        (117)
                                                                                                        -------      -------

Comprehensive income                                                                                                   5,285
                                                                                                                     -------

Net proceeds from the issuance of
       75,420 shares of common
       stock                                     --         453          --        --           --           --          453

Shares committed to participants
       in incentive plans (57,355
       shares remain uncommitted
       at December 31, 1999)                     --         534          --       315           --           --          849

Dividends paid, net of $23 of
       dividends on ESOP shares
       recorded as compensation
       expense                                   --          --          --        --       (1,577)          --       (1,577)

Purchase of treasury stock,
       147,102 shares                            --          --      (2,596)       --           --           --       (2,596)
                                            -------     -------     -------    ------      -------      -------      -------

Balance at December 31, 1999                $    44      30,273     (17,721)     (316)      43,539         (182)      55,637
                                            =======     =======     =======    ======      =======      =======      =======

                                                                     (continued)

                               FFLC BANCORP, INC.

                   ($ in thousands, except per share amounts)


                                                                                             Stock
                                                                                              Held
                                                                                               By        Accumulated
                                                         Additional                         Incentive      Other        Total
                                                Common    Paid-In    Treasury      Plan     Retained   Comprehensive   Stockholders'
                                                Stock     Capital     Stock       Trusts     Income    Income (Loss)   Equity
                                               -------   --------   ---------    --------    -------   -------------  --------
Balance at December 31, 1999                  $    44    30,273     (17,721)      (316)      43,539         (182)      55,637
                                                                                                                      -------

Comprehensive income:

       Net income                                  --        --          --         --        5,309           --        5,309

       Change in unrealized gains
           (losses) on securities available
           for sale, net of income taxes
           of $158                                 --        --          --         --           --          263          263
                                                                                                                      -------

Comprehensive income                                                                                                    5,572
                                                                                                                      -------

Net proceeds from the issuance of
       34,217 shares of common
       stock, stock options exercised               1       210          --         --           --           --          211

Net proceeds from the issuance of
       9,968 shares of common stock
       under the Dividend Reinvestment
       Plan                                        --       132          --         --           --           --          132

Shares committed to participants
       in incentive plans (2,735 shares
       remain uncommitted at
       December 31, 2000)                          --       395          --        316           --           --          711

       Dividends paid                              --        --          --         --       (1,716)          --       (1,716)

Purchase of treasury stock,
       95,562 shares                               --        --      (1,264)        --           --           --       (1,264)
                                                ------  -------     -------    -------      -------      -------      -------

Balance at December 31, 2000                  $    45    31,010     (18,985)        --       47,132           81       59,283
                                              =======   =======     =======    =======      =======      =======      =======


See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                      Consolidated Statements of Cash Flows
                                ($ in thousands)

                                                                                                 Year Ended December 31,
                                                                                       ------------------------------------------
                                                                                             2000          1999           1998
                                                                                             ----          ----           ----
Cash flows from operating activities:
       Net income                                                                       $   5,309          5,402          4,397
       Adjustments to reconcile net income
             to net cash provided by operations:
                   Provision for loan losses                                                  880            719            682
                   Depreciation                                                               760            575            406
                   Loss (gain) on sale of foreclosed real estate                                4            (34)           (36)
                   Gain on sale of real estate held for development                          --             (886)          --
                   Credit for deferred income taxes                                          (500)          (112)          (467)
                   Shares committed and dividends to incentive
                          plan participants                                                   711            872          1,016
                   Net amortization of premiums and discounts on securities                     5             69            (10)
                   Net deferral of loan fees and costs                                        (58)          (372)          (193)
                   Increase in accrued interest receivable                                   (935)          (573)          (108)
                   Increase in other assets                                                  (173)          (188)           (92)
                   Increase (decrease) in accrued expenses and other liabilities            1,444             11           (187)
                                                                                         ---------      ---------      ---------

                                Net cash provided by operating activities                   7,447          5,483          5,408
                                                                                         ---------      ---------      ---------

Cash flows from investing activities:
       Proceeds from principal repayments and maturities of securities
             held to maturity                                                                --            3,428         13,788
       Purchase of securities available for sale                                          (13,411)       (10,483)        (9,555)
       Proceeds from principal repayments and maturities of securities
             available for sale                                                             8,019         10,282         14,020
       Loan disbursements                                                                (188,141)      (195,034)      (151,411)
       Principal repayments on loans                                                       72,274         82,465         77,353
       Purchase of premises and equipment, net                                             (2,864)        (4,364)          (690)
       Purchase of Federal Home Loan Bank stock                                            (1,200)        (2,150)          (496)
       Proceeds from sales of foreclosed real estate                                          582            150             40
       Proceeds from sale of real estate held for development                                --            1,008           --
                                                                                        ---------      ---------      ---------

                                Net cash used in investing activities                    (124,741)      (114,698)       (56,951)
                                                                                        ---------      ---------      ---------

                                                                     (continued)

                               FFLC BANCORP, INC.

                                ($ in thousands)

                                                                                                Year Ended December 31,
                                                                                      ----------------------------------------
                                                                                        2000            1999           1998
                                                                                        ----            ----           ----
Cash flows from financing activities:
       Net increase in deposits                                                         89,611         78,244         35,640
       Net increase in Federal Home Loan Bank advances                                  24,000         43,000         26,000
       Net increase in other borrowed funds                                              2,462          3,125            789
       Issuance of common stock                                                            343            453            360
       Purchase of treasury stock                                                       (1,264)        (2,596)        (2,659)
       Cash dividends paid                                                              (1,716)        (1,600)        (1,343)
                                                                                     ---------      ---------      ---------

                          Net cash provided by financing activities                    113,436        120,626         58,787
                                                                                     ---------      ---------      ---------

Net (decrease) increase in cash and cash equivalents                                    (3,858)        11,411          7,244

Cash and cash equivalents at beginning of year                                          34,339         22,928         15,684
                                                                                     ---------      ---------      ---------

Cash and cash equivalents at end of year                                             $  30,481         34,339         22,928
                                                                                     =========      =========      =========

Supplemental disclosures of cash flow information Cash paid during the year for:
             Interest                                                                $  29,829         20,795         17,564
                                                                                     =========      =========      =========

             Income taxes                                                            $   3,700          3,456          3,076
                                                                                     =========      =========      =========

       Noncash investing and financing activities:

             Accumulated other comprehensive income (loss), net change in
                   unrealized loss on securities available for sale, net of tax      $     263           (117)            23
                                                                                     =========      =========      =========

             Transfers from loans to foreclosed real estate                          $     826            425            193
                                                                                     =========      =========      =========

             Loans originated on sales of foreclosed real estate                     $     364            275            297
                                                                                     =========      =========      =========

             Loans funded by and sold to correspondent                               $   1,121          6,988          8,383
                                                                                     =========      =========      =========

             Transfer securities from held to maturity to available for
                   sale upon adoption of FAS 133                                     $    --           14,784           --
                                                                                     =========      =========      =========

See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


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

             The Bank is required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at a Federal Reserve Bank. The Bank met this requirement at December 31, 2000 and 1999.

       Securities.  The Company may classify its  securities as either  trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values.
             Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from income and reported in other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

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

             A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled  principal  and interest  payments  when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

       IncomeTaxes. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

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

             Securities. Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value.

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

       Income Per Share of Common Stock.  The Company  follows the provisions of
             Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 provides accounting and reporting standards for calculating income per share. Basic income per share of common stock has been computed by dividing the net income for the year by the weighted-average number of shares outstanding. Shares of common stock purchased by the Employee Stock Option Plan ("ESOP") and the Retention and Recognition Plan ("RRP") incentive plans (see Note
             16) are only considered outstanding when the shares are released or committed to be released for allocation to participants. The ESOP initially purchased 368,242 shares, of which 4,383 shares were released for allocation to participants each month beginning in January, 1994. As of December 31, 2000, all ESOP shares have been allocated. The RRP initially purchased 184,122 shares, of which 179,541, 179,373 and 181,387 were allocated to participants and are considered outstanding for the years ended December 31, 1998, 1999 and 2000, respectively. At December 31, 2000, 2,735 shares remain uncommitted under the RRP plan and are not considered outstanding for purposes of the computation of net income per share of common stock. Diluted income per share is computed by dividing net income by the weighted average number of shares outstanding including the dilutive effect of stock options (see Note 16) computed using the treasury stock method prescribed by SFAS No. 128. The following table presents the calculation of net income per share of common stock:

                                                                                               Year Ended December 31,
                                                                                      ----------------------------------------
                                                                                         2000           1999            1998
                                                                                         ----           ----            ----
                   Weighted-average shares of common stock issued
                          and outstanding before adjustments for ESOP,
                          RRP and common stock options..........................       3,571,858       3,632,058     3,728,350

                   Adjustment to reflect the effect of unallocated
                          ESOP and RRP shares...................................         (30,458)        (83,490)     (136,097)
                                                                                      ----------      ----------     ---------

                   Weighted average shares for basic income per share...........       3,541,400       3,548,568     3,592,253
                                                                                       =========       =========     =========

                   Basic income per share.......................................  $         1.50           1.52           1.22
                                                                                    ============     ==========    ===========

                   Total weighted-average common shares and equivalents
                          outstanding for basic income per share
                          computation...........................................       3,541,400       3,548,568     3,592,253

                   Additional dilutive shares using the average market value for the period utilizing the treasury stock method
                          regarding stock options...............................          74,340         128,470       184,832
                                                                                      ----------       ---------    ----------

                   Weighted-average common shares and equivalents
                          outstanding for diluted income per share..............       3,615,740       3,677,038     3,777,085
                                                                                       =========       =========     =========

                   Diluted income per share.....................................  $         1.46            1.47          1.16
                                                                                    ============   =============  ============

       Reclassifications. Certain amounts in the 1998 and 1999 consolidated financial statements have been reclassified to conform to the presentation for 2000.

(2)  Securities
       Securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values were as follows:

                                                                                Gross         Gross
                                                                Amortized     Unrealized    Unrealized         Fair
                                                                  Cost          Gains         Losses           Value
                                                                --------       -------       --------         -------
                                                                                    (In thousands)
             Securities available for sale:
             At December 31, 2000:
                   Mutual funds ........................        $ 9,130             --           (151)          8,979
                   U.S. Government and agency securities         17,849            119             --          17,968
                   Mortgage-backed securities ..........         14,244            150             --          14,394
                   Other investment securities .........          1,365             11             --           1,376
                                                                -------        -------        -------         -------

                          Total ........................        $42,588            280           (151)         42,717
                                                                =======        =======        =======         =======

             At December 31, 1999:
                   Mutual funds ........................          9,065             --           (236)          8,829
                   U.S. Government and agency securities          8,998             --            (79)          8,919
                   Mortgage-backed securities ..........         17,471            155           (136)         17,490
                   Other investment securities .........          1,666              5             --           1,671
                                                                -------        -------        -------         -------

                          Total ........................        $37,200            160           (451)         36,909
                                                                =======        =======        =======         =======


       The scheduled maturities of securities available for sale at December 31, 2000 were as follows:

                                                    Amortized       Fair
                                                      Cost          Value
                                                      ----          -----
                                                         (In thousands)
             Due in less than one year .....        $ 4,994          5,002
             Due from one year to five years         12,855         12,966
             Due after ten years ...........          1,365          1,376
             Mortgage-backed securities ....         14,244         14,394
             Mutual funds ..................          9,130          8,979
                                                    -------        -------

                   Total ...................        $42,588         42,717
                                                    =======        =======

       Securities with a carrying value of approximately $6.5 million and $4.0 million at December 31, 2000 and 1999, respectively, were pledged to secure public funds and tax deposits. The Company has also pledged securities with a carrying value of $9.9 million for borrowings under retail repurchase agreements with customers at December 31, 2000 (See Note 6).

             There were no sales of securities during the years ended December 31, 2000, 1999 or 1998.

       The Company's portfolio of mortgage-backed securities include collateralized mortgage obligations (CMOs). CMOs are generally divided into tranches whereby principal repayments from the underlying mortgages are used sequentially to retire the securities according to the priority of the tranches. The Company invests in the following collateralized mortgage obligation tranches: sequential, planned amortization class, targeted amortization class or support or companion floating-rate tranches. Such tranches have stated maturities ranging from 1-22 years; however, because of prepayments, the expected weighted-average life of these securities at December 31, 2000 is approximately 3.4 years. The majority of the CMOs owned by the Company are insured or guaranteed, either directly or indirectly, through mortgage-backed securities underlying the obligations by either the FNMA, FHLMC or GNMA. Depending on the amount of the Company's available-for-sale mortgage-backed securities, fluctuations in the interest rate environment and other factors, the Company may experience material effects on its capital resources due to categorizing these securities as available for sale. The Company's CMOs may be subject to price movements which typically result from prepayment on the underlying obligations. The Company's CMOs of $942,000 have coupon rates ranging from 7.25% to 7.56% and had a weighted-average rate of 7.36% at December 31, 2000. The Company purchases only CMOs rated AA or better by nationally recognized rating services.

       The Company adopted FAS 133 effective July 1, 1999. As allowed by this standard, the Company reclassified all securities held to maturity with a book value of $14,784,000 and a market value of $14,969,000 to available for sale on July 1, 1999.

(3)  Loans Receivable
       The components of loans were as follows:

                                                                                        At December 31,
                                                                                   --------------------------
                                                                                   2000                  1999
                                                                                   ----                  ----
                                                                                         (In thousands)
                   First mortgage loans secured by:
                          One-to-four-family residential.................       $ 409,600              354,317
                          Construction and land..........................          13,006               11,861
                          Multi-family units.............................          17,602               13,394
                          Commercial real estate, churches and other.....          79,729               61,052
                   Consumer loans........................................          95,824               64,042
                   Commercial loans......................................          14,677               14,285
                                                                                  -------             --------

                                Subtotal.................................         630,438              518,951

                   Undisbursed portion of loans in process...............         (12,128)             (15,907)
                   Net deferred loan costs...............................             726                  668
                   Allowance for loan losses.............................          (3,552)              (2,811)
                                                                                  -------             --------

                                Loans receivable, net....................       $ 615,484              500,901
                                                                                  =======              =======

       An analysis of the change in the allowance for loan losses follows:

                                                                              Year Ended December 31,
                                                                           -----------------------------
                                                                              2000      1999       1998
                                                                              ----      ----       ----
                                                                                   (In thousands)

                   Balance at January 1................................... $ 2,811      2,283     1,684
                   Net loans charged-off..................................    (139)      (191)      (83)
                   Provision for loan losses..............................     880        719       682
                                                                             -----     ------     -----

                   Balance at December 31................................. $ 3,552      2,811     2,283
                                                                             =====      =====     =====


       There were no impaired loans recognized under SFAS 114 and 118 during the year ended December 31, 1998. The following summarizes the amount of impaired loans at December 31, 2000 and 1999, all of which are collateral dependent (in thousands):

                                                                                           At December 31,
                                                                                           ---------------
                                                                                         2000           1999
                                                                                         ----           ----
                   Loans identified as impaired:
                          Gross loans with no related allowance for losses..........    $    --           --
                          Gross loans with related allowance for losses recorded....      1,280        1,348
                          Less:  Allowances on these loans..........................       (192)        (202)
                                                                                          -----       ------

                   Net investment in impaired loans.................................    $ 1,088        1,146
                                                                                          =====        =====


       The average net investment in impaired loans and interest income recognized and received on impaired loans during the years ended December 31, 2000 and 1999 was as follows (in thousands):

                                                                                   Year Ended December 31,
                                                                                  ------------------------
                                                                                    2000            1999
                                                                                    ----            ----
                   Average net investment in impaired loans...................    $ 1,117           1,152
                                                                                    =====           =====

                   Interest income recognized on impaired loans...............    $    46              84
                                                                                   ======          ======

                   Interest income received on impaired loans.................    $    46              84
                                                                                   ======          ======

       The Company originates or purchases nonresidential real property loans. These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Nearly all of the Company's real property loans were collateralized by real property in Lake, Sumter and Citrus Counties, Florida.

       Nonaccrual loans at December  31, 2000 and 1999  totaled  $2,510,000  and
             $2,362,000, respectively. For the year ended December 31, 2000, interest income on loans would have been increased approximately $230,000 if the interest on nonaccrual loans at December 31, 2000 had been recorded under the original terms of such loans.

       Loans serviced for others,  consisting solely of participations sold, are not included in the accompanying  consolidated  balance sheets. The unpaid principal balances of these loans were approximately $940,000 and $1,040,000 at December 31, 2000 and 1999,
             respectively.

(4)  Premises and Equipment
       Components of premises and equipment were as follows:

                                                                        At December 31,
                                                                -------------------------------
                                                                   2000                  1999
                                                                   ----                  ----
                                                                          (In thousands)
             Cost:
                   Land   .................................      $  3,134                2,937
                   Building and improvements...............         8,799                6,475
                   Furniture and equipment.................         2,901                2,731
                   Construction in progress................           955                  931
                                                                  -------              -------

                          Total cost.......................        15,789               13,074

             Less accumulated depreciation.................        (4,299)              (3,688)
                                                                   ------               ------

                   Net book value..........................      $ 11,490                9,386
                                                                   ======               ======


       Certain Company  facilities  are leased under various  operating  leases.
             Rental  expense was $180,000,  $195,000 and $101,000 in 2000,  1999 and 1998, respectively. At December 31, 2000, future minimum rental commitments under noncancellable leases were as follows (in thousands):

                   Year Ending
                   December 31,                                         Amount
                   ------------                                         ------

                          2001...................................      $ 152
                          2002...................................        133
                          2003...................................        137
                          2004...................................        142
                          2005...................................        147
                          Thereafter.............................        152
                                                                        ----

                                                                       $ 863

(5)  Deposits
       The aggregate amount of short-term  jumbo  certificates of deposit,  each with a minimum denomination of $100,000, was approximately $61.9 million and $37.3 million in 2000 and 1999, respectively.

       At December 31, 2000, the scheduled maturities of certificates of deposit were as follows (in thousands):

                      Year Ending
                      -----------

                          2001..................................     $ 316,273
                          2002..................................        77,024
                          2003..................................         3,920
                          2004..................................           622
                          2005..................................         2,059
                                                                     ---------
                                                                      $399,898

(6)  Advances from Federal Home Loan Bank and Other Borrowings
       As of December 31, 2000, the Bank had $123.0 million in Federal Home Loan Bank of Atlanta ("FHLB") advances outstanding. These advances had a weighted-average interest rate of 6.18% and interest rates and maturities as follows (dollars in thousands):

                                                                         At December 31,
                                                        Interest     ---------------------
                   Year Ending December 31,               Rate       2000             1999
                   ------------------------             -------      ----             ----
                        2000 ..................          5.95%     $     --          12,000
                        2000 ..................          5.98%           --          15,000
                        2002 ..................          6.10%        5,000           5,000
                        2002 ..................          6.26%           --           5,000
                        2002 ..................          6.09%           --          10,000
                        2002 ..................          5.96%       15,000              --
                        2003 ..................          4.90%       10,000          10,000
                        2003 ..................          4.30%           --           6,000
                        2004 ..................          6.05%       10,000          10,000
                        2005 ..................          6.39%       20,000              --
                        2005 ..................          6.60%       13,500              --
                        2005 ..................          6.68%       12,500              --
                        2005 ..................          6.31%        7,000              --
                        2005 ..................          6.04%       10,000              --
                        2005 ..................          6.00%        6,000              --
                        2009 ..................          4.17%           --          12,000
                        2009 ..................          6.39%       14,000          14,000
                                                                  ---------        --------
                                 Total......................       $123,000          99,000
                                                                   ========        ========


       The security agreement with FHLB includes a blanket floating lien requiring the Bank to maintain first mortgage loans as pledged collateral in an amount equal to at least, when discounted at 75% of the unpaid principal balances, 100% of these advances. The FHLB stock is also pledged as collateral for these advances. At December 31, 2000, the Bank could borrow up to $192.2 million under the FHLB security agreement.

       The Bank has an $8 million line of credit facility with one of its correspondent banks, under which the Bank may draw funds for daily liquidity. Borrowings under this line of credit must be repaid within seven days. The line of credit bears a floating interest rate equal to the average federal funds rate and expires on June 30, 2001. As of December 31, 2000, the Bank has not used this line of credit.

       Other borrowed funds were composed of retail repurchase agreements with customers. The Company enters into retail repurchase agreements with customers in which the funds received are accounted for as borrowings to the Company. The total amount outstanding under these agreements at December 31, 2000 and 1999 were $6.4 million and $3.9 million, respectively. The Company pledged securities with a carrying value of $9.9 million and $7.9 million as collateral for these agreements at December 31, 2000 and 1999, respectively.

(7)  Income Taxes
       The Holding Company and its subsidiaries file consolidated federal and state income tax returns. Income taxes are allocated proportionally to the Holding Company and each of the subsidiaries as though separate income tax returns were filed.

       The income tax provision is summarized as follows:

                                                                         Year Ended December 31,
                                                                   2000          1999           1998
                                                                   ----          ----           ----
                                                                            (In thousands)

                   Current      ............................      $ 3,864         3,408         3,108
                   Deferred     ............................         (500)         (112)         (467)
                                                                   ------       -------        ------
                                                                  $ 3,364         3,296         2,641
                                                                    =====         =====         =====


       The effective tax rate on income before income taxes differs from the U.S. statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                                                            Year Ended December 31,
                                                           2000                     1999                   1998
                                                    ------------------        -----------------     -----------------
                                                     Amount       %           Amount       %        Amount        %
                                                     ------       -           ------       -        ------        -
                                                                            (Dollars in thousands)
                   Taxes on income at U.S........
                          statutory rate ........    $2,949      34.0%        $2,957      34.0%      $2,393     34.0%
                   State income taxes, net of
                          federal tax benefit....       324       3.7            297       3.4          240      3.4
                   Other, net ...................        91       1.1             42        .5            8       .1
                                                     ------     -----         ------      ----       ------     ----

                   Taxes on income at
                          effective rates .......    $3,364      38.8%        $3,296      37.9%      $2,641     37.5%
                                                     ======      ====         ======      ====       ======     ====

       Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax asset (liability) relate to the following:

                                                                                    At December 31,
                                                                                    ---------------
                                                                                   2000          1999
                                                                                   ----          ----
                                                                                     (In thousands)
                   Deferred tax assets:
                          Allowance for loan losses ......................        $  902           490
                          Accrued interest ...............................            64            27
                          RRP incentive plan .............................            79            90
                          Deferred loan fees .............................            48            71
                          Unrealized loss on securities available for sale            --           109
                          Other ..........................................            81            --
                                                                                  ------        ------

                   Gross deferred tax assets .............................         1,174           787
                                                                                  ------        ------

                   Deferred tax liabilities:
                          FHLB stock dividends ...........................           347           340
                          Building and land ..............................           334           334
                          Accumulated depreciation .......................           183           188
                          Unrealized gain on securities available for sale            48            --
                          Deferred loan costs ............................            22            23
                          Other ..........................................            --             4
                                                                                  ------        ------

                   Gross deferred tax liabilities ........................           934           889
                                                                                  ------        ------

                   Net deferred tax asset (liability) ....................        $  240          (102)
                                                                                  ======        ======

       Retained earnings at December  31, 2000 and 1999  includes  approximately
             $5,810,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,186,000 at December 31, 2000 and 1999.

       The Small Business Job Protection Act of 1996 (the "1996 Act") enacted on August 2, 1996 requires savings institutions, such as the Bank, to recapture certain portions of their accumulated bad debt reserves, and eliminated the Percentage of Taxable Income Method of accounting for bad debts for tax purposes. The Bank was required to change its method of accounting for bad debts for tax purposes effective January 1, 1996. In addition, the Bank was required to recapture the excess of its bad debt reserves at December 31, 1995 over its base year reserves at December 31, 1987, ratably over a six-year period beginning in 1998. At December 31, 2000, the Bank had approximately $454,000 of deferred tax liabilities recorded for the recapture of its excess bad debt reserves.

(8)  Pension Plan
       The Company has a defined  contribution  profit sharing  401(k) plan (the
             "401(k) Plan"). All employees who have met a minimum service requirement (1,000 hours of service in a twelve-month period) may participate in the Plan. Under the 401(k) Plan, a participant may elect to contribute up to 15% of their annual compensation, subject to IRS limitations on total annual contributions. The Company will make contributions to the 401(k) Plan on a monthly basis at two percent of participants' compensation. Contributions to the 401(k) Plan for the years ended December 31, 2000, 1999 and 1998 were $65,700, $54,000 and $46,000, respectively.

       Effective January 1, 2001, the Board of Directors approved the transfer from the multi-employer 401(k) plan the Company has participated in, to a single employer 401(k) plan, and the simultaneous combination of that plan with the Employee Stock Ownership Plan discussed in Note 16. Under the modified 401(k) plan, participation will be open to all employees the month after hire date (for purposes of employer contributions, one year of service will be required), and participants will have the twelve investment options offered by the previous plan, plus a Company stock fund. The Company will make a contribution of 3% of compensation (for all participants who have met the one-year of service requirement), which will vest immediately. In addition, the Company will make a discretionary matching contribution (for all participants who have met the one-year of service requirement), which will vest after five years of service. For 2001, the Board has approved a matching contribution equal to 100% of employees' deferrals, up to 3% of compensation. The amounts of employee and employer contributions under the 401(k) and the ESOP are subject to IRS limitations.

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

       The estimated fair values of the Company's financial instruments were as follows:

                                                                      At December 31, 2000          At December 31, 1999
                                                                     ----------------------         --------------------
                                                                     Carrying       Fair            Carrying       Fair
                                                                      Amount        Value            Amount        Value
                                                                     ---------    ---------         --------      -------
                                                                                          (In thousands)
                       Financial assets:
                             Cash and cash equivalents............. $   30,481      30,481          34,339        34,339
                             Securities available for sale.........     42,717      42,717          36,909        36,909
                             Loans receivable......................    615,484     616,345         500,901       499,044
                             Accrued interest receivable...........      3,750       3,750           2,815         2,815
                             Federal Home Loan Bank stock..........      6,150       6,150           4,950         4,950

                       Financial liabilities:
                             Deposit liabilities...................    518,885     517,672         429,274       426,909
                             Advances from FHLB....................    123,000     123,201          99,000        99,314
                             Other borrowed funds..................      6,376       6,376           3,914         3,914


       A summary of the notional amounts of the Company's financial instruments which approximates fair value, with off-balance-sheet risk at December 31, 2000, follows:

                                                                     Notional
                                                                      Amount
                                                                  (In thousands)

                      Commitments to extend credit................  $ 13,178
                                                                     =======

                      Unused lines of credit......................  $ 34,775
                                                                      ======

                      Undisbursed portion of loans in process ....  $ 12,128
                                                                      ======

                      Standby letters of credit...................  $  1,480
                                                                     =======

(10)  Significant Group Concentration of Credit Risk
       The  Company  grants  real  estate,  commercial  and   consumer  loans to
             customers primarily in the State of Florida with the majority of such loans in the Lake, Sumter and Citrus County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Lake, Sumter and Citrus County area. In addition, the Company has a concentration of single-family residential mortgage loans in a specific residential retirement community of approximately $123.8 million at December 31, 2000.

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

(11)  Related Parties
       Loans to directors and executive officers of the Company were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers were as follows:
                                                               Year Ended
                                                              December 31,
                                                          -------------------
                                                          2000           1999
                                                          ----           ----
                                                            (In thousands)

                   Beginning balance................     $ 4,983        3,406
                   Loans originated.................       1,436        1,675
                   Principal repayments.............      (1,006)         (98)
                                                           -----        -----

                          Ending balance............     $ 5,413        4,983
                                                           =====        =====

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

(13)  Restrictions on Retained Earnings
       The Bank is subject  to  certain  restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2000, approximately $19.5 million of retained earnings were available for dividend declaration without prior regulatory approval.

(14)  Regulatory Matters
       The Bank  is  subject  to  various   regulatory    capital   requirements
             administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

       Quantitative  measures   established  by  regulation  to  ensure  capital
             adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

       As of December 31,  2000,  the  most  recent  notification  from  the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, tier I
             (core), tier I (risk-based) and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

       The Bank's actual capital amounts and percentages at December 31, 2000 and 1999 are also presented in the tables.

                                                                                                              To Be Well
                                                                                      Minimum                Capitalized
                                                                                     For Capital              For Prompt
                                                                                      Adequacy            Corrective Action
                                                                Actual                Purposes                Provisions
                                                         -------------------      ----------------      ---------------------
                                                            %        Amount         %       Amount          %       Amount
                                                          -----      ------       -----     ------       -------    ------
                                                                                (Dollars in thousands)
                As of December 31, 2000:
               Stockholders' equity,
                    and ratio to total
                    assets   .......................       7.88%  $  56,130
               Less: investment in
                    nonincludable
                    subsidiary......................                   (485)
               Add back: unrealized loss on
                    available-for-sale
                    securities......................                   (175)
                                                                   --------

               Tangible capital,
                    and ratio to adjusted
                    total assets....................       7.80%  $  55,470        1.5%   $ 10,670
                                                                  =========               ========

               Tier 1 (core) capital, and
                    ratio to adjusted total
                    assets   .......................       7.80%  $  55,470        3.0%   $ 21,340         5.0%   $ 35,567
                                                                  =========               ========                ========

               Tier 1 capital, and ratio
                    to risk-weighted assets.........      12.45%     55,470        4.0%   $ 17,824         6.0%   $ 26,736
                                                                                          ========                 =======

               Less: nonincludable
                    investment in 80%
                    land loans......................                   (245)

               Tier 2 capital (allowance for
                    loan losses)....................                  3,477
                                                                   --------

               Total risk-based capital,
                    and ratio to risk-
                    weighted assets.................      13.17% $   58,702        8.0%   $ 35,648        10.0%   $ 44,560
                                                                 ==========               ========                 =======

               Total assets  .......................              $ 712,001
                                                                  =========

               Adjusted total assets................              $ 711,341
                                                                  =========

               Risk-weighted assets.................              $ 445,597
                                                                  =========


                                                                                                              To Be Well
                                                                                      Minimum                Capitalized
                                                                                     For Capital              For Prompt
                                                                                      Adequacy            Corrective Action
                                                                Actual                Purposes                Provisions
                                                         -------------------      ----------------      ---------------------
                                                            %        Amount         %       Amount          %       Amount
                                                          -----      ------       -----     ------       -------    ------
                                                                                (Dollars in thousands)

               As of December 31, 1999:
               Stockholders' equity,
                    and ratio to total
                    assets   .........................     8.87%  $  52,356
               Less: investment in
                    nonincludable
                    subsidiary........................               (1,214)
               Add back: unrealized loss on
                    available-for-sale
                    securities........................                   35
                                                                  ---------

               Tangible capital,
                    and ratio to adjusted
                    total assets......................     8.68%  $  51,177        1.5%   $  8,841
                                                                  =========                ========

               Tier 1 (core) capital, and
                    ratio to adjusted total
                    assets   .........................     8.68% $   51,177        3.0%   $ 17,681         5.0%   $ 29,469
                                                                  =========               ========                =======

               Tier 1 capital, and ratio
                    to risk-weighted assets...........    14.17%     51,177        4.0%   $ 14,447         6.0%   $ 21,670
                                                                                          ========                =======

               Less: nonincludable
                    investment in 80%
                    land loans........................                  (93)

               Tier 2 capital (allowance for
                    loan losses)......................                2,810
                                                                  ---------

               Total risk-based capital,
                    and ratio to risk-
                    weighted assets...................    14.92%  $  53,894        8.0%   $ 28,893        10.0%   $ 36,117
                                                                  =========               ========                ========

               Total assets  .........................            $ 590,562
                                                                  =========

               Adjusted total assets..................            $ 589,383
                                                                  =========

               Risk-weighted assets...................            $ 361,168
                                                                  =========

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

       During the years ended  December 31, 2000,  1999 and 1998, 5,035,  16,250 and 18,000 options were granted under the Option Plan. SFAS No. 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 7.0% for each period, an annualized dividend yield of approximately 2.0% would apply over the exercise period, the expected life of the options would be the entire exercise period and the expected stock volatility was 37%, 36% and 42%, respectively, for 2000, 1999 and 1998. For purposes of pro forma disclosures, the estimated fair value was included in expense in the period vesting occurs. The proforma information has been determined as if the Company had accounted for its stock options and share awards under the fair value method of SFAS No. 123 and is as follows (in thousands, except per share amounts):

                                                                                    Year Ended December 31,
                                                                               -------------------------------
                                                                                    2000        1999      1998
                                                                                    ----        ----      ----
                    Weighted-average grant-date fair value of options
                             issued during the year......................       $     28         133       166
                                                                                 =======      ======    ======

                    Proforma net earnings................................       $  5,182       5,288     4,303
                                                                                   =====       =====     =====

                    Proforma basic earnings per share....................       $   1.46        1.49      1.20
                                                                                  ======      ======    ======

       Stock Option  Plan.  The  Company  has a Stock  Option  Plan under  which
             460,303 common shares are authorized to be granted to directors, officers and employees of the Bank. Shares granted under the Option Plan are exercisable at the market price at the date of grant. Such incentive stock options granted to officers and employees are exercisable in three equal annual installments, with the first installment becoming exercisable one year from the date of grant. Options granted to outside directors are exercisable immediately, but any common shares obtained from exercise of the options may not be sold prior to one year from the date of grant. All options expire at the earlier of ten years for officers and employees or twenty years for directors from the date of grant or one year following the date which the outside director, officer or employee ceases to serve in such capacity. At December 31, 2000, 33,714 shares remain available for grant to future directors, officers and employees.

       The following is a summary of option transactions:

                                                                                                  Weighted-
                                                                                 Range of         Average
                                                                   Number        Per Share       Per Share
                                                                 of Shares      Option Price        Price
                                                                 ---------      ------------        -----

                   Outstanding, December 31, 1997.............   330,428      $   6.00-21.25         6.58
                   Granted      ..............................    18,000          16.25-19.25       18.08
                   Exercised    ..............................   (59,895)             6.00           6.00
                   Forfeited    ..............................   (15,333)         12.00-19.25       17.84
                                                                 -------

                   Outstanding, December 31, 1998.............   273,200           6.00-21.25        6.83
                   Granted      ..............................    16,250          16.75-17.63       17.56
                   Exercised    ..............................   (75,420)            6.00            6.00
                                                                 -------

                   Outstanding, December 31, 1999.............   214,030           6.00-21.25        7.93

                   Granted      ..............................     5,035             12.56          12.56
                   Exercised    ..............................   (34,217)          6.00-12.00        6.16
                   Forfeited    ..............................        --
                                                                 -------

                   Outstanding, December 31, 2000.............   184,848         $ 6.00-21.25      $ 8.49
                                                                 =======         ============      ======


       The weighted-average  remaining   contractual  life  of  the  outstanding
             stock options at December 31, 2000,  1999 and 1998 was 7.9, 8.6 and
             5.3 years, respectively. The increase from 1998 to 1999 was due to the Company approving an amendment to the Plan to extend the life of options issued to directors to twenty years from ten years.

       The outstanding options at December 31, 2000 were exercisable as follows:


                                                   Number                        Weighted-Average
                                                     of        Weighted-Average      Remaining
                   Year Ending                     Shares       Exercise Price    Contractual Life
                   -----------                     ------       --------------    ----------------
                                                                  (In years)

                   Currently exercisable.....      166,980        $  7.57                 7.5
                   2001  ....................       12,452          15.33                13.3
                   2002  ....................        5,416          17.56                 9.0
                                                  --------        -------               -----

                                                   184,848        $  8.49                 7.9
                                                   =======        =======               =====

       Employee Stock  Ownership  Plan.  Through  December 31, 2000, the Company
             sponsored a leveraged ESOP that covered eligible employees who completed a year of service. The Bank made quarterly contributions to the ESOP equal to the ESOP's debt service. The ESOP Trust purchased 368,242 shares of common stock in the Company's initial public offering with the proceeds from a loan from the Company.
             That loan bore interest at a fixed-rate of six percent with principal and interest payable in equal quarterly installments over seven years and the loan was paid-off in December 2000. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from collateral and allocated to active employees based on the proportion of debt service paid during the year. The Company accounted for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP was recorded as debt and the cost of the shares pledged as collateral were reported as a contra equity account. As shares were released from collateral, the Company recorded compensation expense, and an offsetting credit to capital, equal to the current market price of the shares, and the shares became outstanding for income per share computations. Dividends on all ESOP shares were recorded as compensation expense as it was management's intention to allocate the dividends along with the shares when allocated. Compensation expense for the years ended December 31, 2000, 1999 and 1998 included the following ESOP related costs:

                                                                                       Year Ended December 31,
                                                                                       -----------------------
                                                                                    2000         1999        1998
                                                                                    ----         ----        ----
                                                                                           (In thousands)

                   Amortization of the original cost, $6 per share............      $ 316         315         316
                   Market appreciation of the FFLC shares.....................        395         534         662
                   Dividends on ESOP shares...................................          -          23          38
                                                                                    -----       -----        ----

                          Total ........................................            $ 711         872       1,016
                                                                                    =====        ====       =====


       The ESOP shares were as follows:

                                                                                              At December 31,
                                                                                       ---------------------------
                                                                                          2000               1999
                                                                                          ----               ----
                                                                                             ($ in thousands)

                   Allocated shares and shares released for allocation...........         321,209          282,781
                   Unreleased shares.............................................          -                52,606
                                                                                       ----------          -------

                   Total ESOP shares.............................................         321,209          335,387
                                                                                       ==========          =======

                   Fair value of unreleased shares...............................      $     -                 802
                                                                                       ==========          =======


       Effective  January 1,  2001,  the Board of  Directors  has  approved  the combining of the ESOP with the Company's 401(k) Plan. (See Note 8). In connection therewith, the Company will make quarterly profit-sharing contributions in amounts approved by the Board, and those contributions will be allocated to the accounts of participating employees on a quarterly basis. Company contributions under the ESOP will vest after five years of service. For 2001, the Board has approved profit-sharing contributions equal to four percent (4%) of the Bank's operating net income, which will be made each quarter based on the actual results of the preceding quarter. The Plan allows the Company to fund such ESOP contributions by either issuing shares, or purchasing the required number of shares on the open market. As these shares are allocated on a quarterly basis, the Company will record compensation expense, and either an offsetting credit to capital (in the event that shares are issued) or to cash (in the event that shares are purchased on the open market), equal to the current market price of the shares. The shares become outstanding for income per share computations when allocated.

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

       If a holder of restricted stock under the RRP terminated employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted. Forfeitures are reallocated to eligible participants annually. At December 31, 2000, 2,735 shares remain reserved for future directors, officers and employees.

(17)  Parent Company Only Financial Statements
       Condensed financial statements of the Holding Company as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 are presented below. Amounts shown as cash, investment in subsidiary, loans to subsidiary and equity in earnings of subsidiary are eliminated in consolidation.

                            Condensed Balance Sheets

                                                                                         At December 31,
                                                                                     ---------------------
                                                                                     2000             1999
                                                                                     ----             ----
                                                                                         (In thousands)
                   Assets
             Cash, deposited with subsidiary.................................      $    668             481
             Investment in subsidiary........................................        56,130          52,356
             Loans to subsidiary.......................................               2,500           2,816
                                                                                     ------         -------

                          Total assets.......................................      $ 59,298          55,653
                                                                                     ======          ======

                   Liabilities and Stockholders' Equity

             Accrued expense and other liabilities...........................            15              16
             Stockholders' equity............................................        59,283          55,637
                                                                                     ------          ------

                          Total liabilities and stockholders' equity.........      $ 59,298          55,653
                                                                                     ======          ======

                         Condensed Statements of Income

                                                                                           Year Ended December 31,
                                                                                   ---------------------------------------
                                                                                    2000            1999             1998
                                                                                    ----            ----             ----
                                                                                               (In thousands)

             Revenues     .........................................               $   179            261               410
             Expenses     ...........................................                 170            190               243
                                                                                    -----          -----            ------

                          Income before earnings of subsidiary............              9             71               167
                          Earnings of subsidiary..........................          5,300          5,331             4,230
                                                                                    -----          -----             -----

                          Net income                                              $ 5,309          5,402             4,397
                                                                                    =====          =====             =====



                       Condensed Statements of Cash Flows
                                                                                                Year Ended December 31,
                                                                                       ----------------------------------------
                                                                                        2000             1999             1998
                                                                                        ----             ----             ----
                                                                                                    (In thousands)
       Cash flows from operating activities:
             Net income   ........................................................      $ 5,309          5,402           4,397
             Adjustments to reconcile net income to net cash
               provided by operations:
                   Equity in earnings of subsidiary...............................      (5,300)         (5,331)         (4,230)
                   Decrease in other assets.......................................          --              --               2
                   (Decrease) increase in accrued expenses and other liabilities..          (1)             13               4
                                                                                       -------         -------        --------

                          Net cash provided by operating activities...............           8              84             173
                                                                                       -------         -------         -------

       Cash flows from investing activities-
                   Repayment of loan to subsidiary................................         316           3,315             316
                                                                                       -------           -----         -------

       Cash flows from financing activities:
                   Purchase of treasury stock.....................................      (1,264)         (2,596)         (2,659)
                   Proceeds from issuance of stock................................         343             453             360
                   Cash dividends paid............................................      (1,716)         (1,600)         (1,344)
                   Cash dividends received........................................       2,500              --           3,502
                                                                                       -------        --------           -----

                          Net cash used in financing activities...................        (137)         (3,743)           (141)
                                                                                       -------           -----          ------

       Net increase (decrease) in cash............................................         187            (344)            348

       Cash at beginning of year..................................................         481             825             477
                                                                                       -------          ------          ------

       Cash at end of year........................................................    $    668             481             825
                                                                                       =======           =====          ======

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

       In January 1997, the  Company's  Board  of Directors  approved  a program which allowed the Company to acquire additional common stock in the open market. During the year ended December 31, 1997, 178,690 shares or 60.6% of the 294,928 shares approved under that program were repurchased.

       In September 1998, the Company's Board of Directors approved a program which allowed the Company to acquire 369,285 additional shares of common stock in the open market. During the year ended December 31, 1998, the remaining shares approved under the January 1997 program were repurchased. During the year ended December 31, 1998 32,025 shares or 8.7% of the September 1998 program were repurchased.

       During 2000 and 1999, the Company repurchased  95,562 and 147,102 shares, respectively or 25.9% and 39.8%, respectively under the September 1998 program. At December 31, 2000, the Company can still repurchase an additional 94,596 shares under the September 1998 program.

(19)  Dividend Reinvestment Plan
       On January 7, 2000,  the  Company  established  a  Dividend  Reinvestment
              Plan (the "DRP"). The DRP was approved by the Board of Directors on December 30, 1999 and is intended to provide stockholders of record of at least 50 shares with a convenient and economical way to automatically reinvest all or a portion of their cash dividends and to invest optional cash payments, subject to minimum and maximum purchase limitations, in additional shares of common stock. Stockholders pay no service charges or brokerage commissions for common stock purchased under the DRP. During the year ended December 31, 2000, 19,969 shares of common stock were purchased under the DRP of which 9,968 were new shares issued by the Company and 10,001 shares were purchased in the open market.

(20) Quarterly Financial Data (Unaudited)
       The following tables present summarized quarterly data (in thousands, except per share amounts):

                                                                                        Year Ended December 31, 2000
                                                                          -------------------------------------------------------
                                                                           First      Second        Third      Fourth
                                                                          Quarter     Quarter      Quarter     Quarter     Total
                   Interest income.................................      $ 11,120      11,862       12,833     13,535      49,350
                   Interest expense................................         6,395       7,016        8,013      8,641      30,065
                                                                          -------      ------      -------     ------     -------

                   Net interest income.............................         4,725       4,846        4,820      4,894      19,285

                   Provision for loan losses.......................           200         260          210        210         880
                                                                          -------      ------      -------     ------    --------
                   Net interest income after provision
                          for loan losses..........................         4,525       4,586        4,610      4,684      18,405
                                                                           ------      ------      -------     ------     -------

                   Noninterest income..............................           403         443          413        423       1,682
                   Noninterest expense.............................         2,756       2,791        2,888      2,979      11,414
                                                                           ------      ------      -------     ------     -------

                   Income before income taxes......................         2,172       2,238        2,135      2,128       8,673

                   Income taxes ...................................           855         861          828        820       3,364
                                                                         --------     -------      -------    -------    -------

                   Net income   ...................................      $  1,317       1,377        1,307      1,308       5,309
                                                                         ========     =======      =======     ======    =======

                   Basic income per common share...................      $    .37         .39          .37        .37        1.50
                                                                         ========     =======      =======    =======    ========

                   Diluted income per common share.................      $    .36         .38          .36        .36        1.46
                                                                         ========     =======      =======    =======    ========


                                                                                         Year Ended December 31, 1999
                                                                          -------------------------------------------------------
                                                                           First       Second       Third    Fourth
                                                                          Quarter      Quarter     Quarter   Quarter       Total
                                                                          -------      -------     -------   -------       -----
                   Interest income.................................       $ 8,851       9,317       9,801     10,643      38,612
                   Interest expense................................         4,748       5,005       5,365      6,096      21,214
                                                                            -----       -----       -----     ------     -------

                   Net interest income.............................         4,103       4,312       4,436      4,547      17,398

                   Provision for loan losses.......................           200         150         150        219         719
                                                                           ------      ------      ------     ------    --------
                   Net interest income after provision
                          for loan losses..........................         3,903       4,162       4,286      4,328      16,679
                                                                           ------       -----       -----     ------     -------

                   Noninterest income..............................         1,289         370         319        354       2,332
                   Noninterest expense.............................         2,374       2,562       2,642      2,735      10,313
                                                                            -----       -----       -----     ------     -------

                   Income before income taxes......................         2,818       1,970       1,963      1,947       8,698

                   Income taxes ...................................         1,084         739         739        734       3,296
                                                                            -----       -----      ------     ------    -------

                   Net income   ...................................      $  1,734       1,231       1,224      1,213       5,402
                                                                         ========       =====      ======     ======    =======

                   Basic income per common share...................      $    .49         .34         .35        .34       1.52
                                                                         ========     =======      ======     ======    ========

                   Diluted income per common share.................      $    .47         .33         .33        .34       1.47
                                                                         ========     =======      ======     ======    ========

                          Independent Auditors' Report



The Board of Directors
FFLC Bancorp, Inc.
Leesburg, Florida:

               We have audited the accompanying consolidated balance sheets of FFLC Bancorp, Inc. (the parent company of First Federal Savings Bank of Lake County) and Subsidiary (together the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with generally accepted accounting principles.






HACKER, JOHNSON & SMITH PA
Orlando, Florida
January 12, 2001

                               FFLC BANCORP, INC.

                             DIRECTORS AND OFFICERS



Directors:                    Occupation
----------                    ----------

Joseph J. Junod               Retired, General Manager, Avesta Sheffield Pipe
Chairman of the Board

Claron D. Wagner              President, Woody Wagner, Inc.
Vice Chairman

James P. Logan                President/Owner, Logan Sitework Contractors, Inc.
Ted R. Ostrander, Jr.         President, Lassiter-Ware, Inc.
H.D. Robuck, Jr.              Attorney; CEO, Ro-Mac Lumber & Supply, Inc.
Howart H. Hewitt              President/Owner, Hewitt Construction Company
Stephen T. Kurtz              President, FFLC Bancorp, Inc. & Subsidiary
Paul K. Mueller               Executive Vice President, FFLC Bancorp, Inc.
                              & Subsidiary

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

Stephen T. Kurtz
President and Chief Executive Officer

Paul K. Mueller
Executive Vice President and Treasurer

Sandra L. Rutschow
Vice President and Secretary

                           FIRST FEDERAL SAVINGS BANK
                                 OF LAKE COUNTY

                        DIRECTORS, OFFICERS AND MANAGERS



DIRECTORS                                                Vickie S. Baxter
                                                         Assistant Vice President and Loan Officer
Joseph J. Junod
Chairman of the Board                                    Victoria M. Boren
                                                         Assistant Vice President and Deposit Administrator
Claron D. Wagner
Vice Chairman                                            Donna Boyett
                                                         Assistant Vice President and Branch
James P. Logan                                           Operations Coordinator
Ted R. Ostrander, Jr.
H.D. Robuck, Jr.                                         Norma Caron
Howard H. Hewitt                                         Assistant Vice President and Checking Department Manager
Stephen T. Kurtz
Paul K. Mueller                                          James M. Combs
                                                         Assistant Vice President and Indirect Loan Manager
Advisory Directors
                                                         Stephanie Hodges
James R. Gregg                                           Assistant Vice President and Secondary Market Manager
James H. Herlong
Horace D. Robuck                                         Penny Hollis
                                                         Assistant Vice President and Compliance Officer
OFFICERS
                                                         Cindy Lay
Stephen T. Kurtz                                         Assistant Vice President and Data Manager &
President                                                MIS Coordinator
Chief Executive Officer
                                                         Charles L. Lee
Paul K. Mueller                                          Assistant Vice President and Security Officer
Executive Vice President
and Treasurer                                            Sandra A. Rowe
                                                         Assistant Vice President and Loan Servicing Manager
Dwight L. Hart
Senior Vice President and Mortgage Loan Manager          Craig S. Cannon
                                                         Bushnell Branch Manager
Joseph D. Cioppa
Senior Vice President and Commercial Loan Manager        Barbara A. Cordes
                                                         Information Systems Manager
Paul S. Allen
Senior Vice President, Audit, Planning and Budget        James R. Cummings
                                                         Collections Manager
Jay Bartholomew
Senior Vice President and Retail Banking Manager         Karen A. Dixon
                                                         Inverness Loan Officer
Brenda M. Grubb
Senior Vice President and Human Resources Manager        Dee Dee Dye
                                                         Lady Lake Office Manager
Susan L. Berkebile
Vice President and Area Loan Manager                     Lori Farfaglia
                                                         Citrus Ridge Branch Manager
Michael J. Cox
Vice President and Area Loan Manager                     Greg Heckler
                                                         Main Street Office Manager
Jankie Dhanpat
Vice President, SEC Reporting & Controller               Doris E. Hyatt
                                                         Loan Closing Manager
James D. Haug
Vice President and Lady Lake Branch Manager              Tara Keane
                                                         Eustis Branch Manager
Lawrence E. Hoag
Vice President and Operations Manager                    Mark Lachowicz
                                                         Inverness Office Manager
Brian R. Hofer
Vice President and Commercial Loan Officer               Marilyn Leugers
                                                         Main Office Branch Manager
Karen Hollister
Vice President and Loan Operations Manager               Hilda Lozano
                                                         Eustis Office Manager
Dennis R. Rogers
Vice President and Wildwood Branch Manager               Michael J. Price
                                                         Eustis Loan Officer
Sandra L. Rutschow
Vice President and Corporate Secretary                   Carol A. Sieder
                                                         South Leesburg Office Manager
Sandra L. Seaton
Vice President and South Leesburg Branch Manager         Leigh S. Skehan
                                                         Marketing Officer
Raynard S. (Ray) Taylor
Vice President and Commercial Loan Officer               Craig Smith
                                                         Fruitland Park Branch Manager
Phil Tompetrini
Vice President and Inverness Branch Manager              Catherine M. Wallin
                                                         Lake Square Office Manager
Tara Wainwright
Vice President and Clermont Branch Manager               Betty Wolcott
                                                         Facilities & Purchasing Manager
Lynda F. Wemple
Vice President and Accounting Manager                    Sylvie Zimmerman
                                                         Wildwood Office Manager

                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                     is Proud of the Outstanding Service its
           Employees Provide to the Community and the People it Serves



MAIN OFFICE:
Paul S. Allen                  Tricka M. Parker                Janice M. Hull
Patricia A. Baldwin            Jennette L.Roode                Janna R. Mitchell
Jay R. Bartholomew             Sandra A. Rowe                  Leslie A. Rocha
Kathy E. Bauer                 Landa A. Russell                Sharon M. Slack
Vickie S. Baxter               Sandra L. Rutschow              Antoinette D. Smith
Victoria M. Boren              James Schaeffer                 Tara H. Wainwright
Barbara Boscana                Margaret M. Siegel              Darla Jean Williams
Deena M. Bryant                Leigh S. Skehan
Norma J. Caron                 Claire M. Smith                 EUSTIS OFFICE:
Maryann D. Chantos             Jill S. Spires
Linda S. Chapman               Lynn P. Stoffel                 Amanda L. Collier
Shu Een Chen-Noble             Raynard S. Taylor               Michael Cox
Joseph D. Cioppa               Michelle M. Thompson            Vivian R. Curry
Tina R. Clancy                 Virginia D. Vann                Tara A. Keane
Sheila C. Coffey               Orpha M. Vogt                   Hilda Lozano
Carlos E. Colon                Robert R. Wedlock               Katherine R. Mantlo
James M. Combs                 Lynda F. Wemple                 Natasha L. Pender
Diane S. Cook                  Margaret R. White               Michael J. Price
Barbara A. Cordes              Jacqueline E. Widows            Carolyn A. Rodgers
Jewel M. Correll               Joyce L. Williams               Tamika J. Rolle
Robert Cumm                    Betty L. Wolcott                Joan G. Sullivan
James R. Cummings              Lisa K. Woolwine                Juanita L. Taylor
Cheryl A. Davis                Jeffrey W. Wright
Dawn Rene Davison                                              WILDWOOD OFFICE:
Ginger L. Devine               FRUITLAND PARK OFFICE:
Carol A. Dewey                                                 Dana L. Fields
Jankie Dhanpat                 Judith M. Barber                Linda Gallop
Alma H. Dunbar                 Kimberly L. Jones               Latahna J. Green
Mary A. Durre                  Brandi L. Shaw                  Sophia A. Hamilton
Martha M. Duty                 Craig R. Smith                  Crystal L. House
Amy L. Eckert                  Delphine C. Williams            Michelle E. Odell
ReAnna R. Farlow                                               Dennis R. Rogers
Ruth E. Franzoni               LADY LAKE OFFICE:               Holly D.     Sanders
Terry J. French                                                Cathy H.     Smart
Joan P. Gibson                 Karen L. Bednarik               Sylvie M. Zimmerman
Linda J. Giggey                Sonja K. Craig
Zoann Goodman                  Estelle E. Crawley              SOUTH LEESBURG OFFICE:
Virginia I. Grantham           Deedee A. Dye
Jennifer Grovesteen            James D. Haug                   Cynthia M. Deeb
Brenda M. Grubb                Constance L. Merrell-Kasch      Sandra L. Seaton
Peggy L. Harris                Mindy L. Mueller                Carol A. Sieder
Dwight L. Hart                 Brenda A. Simmons               Brandi  M. Simko
Lawrence E. Hoag               Patricia L. Sizemore            Eva J. Snead
Stephanie Hodges               Heather L. Varner
Carol B. Holley                Vanessa D. Wall                 INVERNESS:
Penny M. Hollis                Betty T. Woods
Karen L. Hollister                                             Karen A. Dixon
Doris E. Hyatt                 MAIN STREET OFFICE:             Jamie R. Hemmendinger
Patricia B. Inman                                              Teresa A. Kuechle
Bobby H. Inscoe                Donna L. Boyett                 Mark Lachowicz
Juanita F. Jackson             Kari K. Caulk                   Judith Lamontagne
Jennifer D. Jennings           Brandy A. Dawkins               Jean Reese
Sondra Jones                   Gregory F. Heckler              Lillian G. Russo
Stephen T. Kurtz               Cynthia M. Page                 Phil P. Tompetrini
Linda N. Landers               Angela Nicole Phillips
Nancy J. Lane                  Rhonda L.Wilkerson              CITRUS RIDGE
Linda B. Law
Cynthia M. Lay                 LAKE SQUARE                     Stephany M. Barr
Leslie A. Leach                MALL OFFICE:                    Dana L. Decker
Charles L. Lee                                                 Lori M. Farfaglia
Betty J. Leech                 Melissa R. Adams                Trinia C. McClendon
Marilyn A. Leugers             Shannon J. Peters               Whitney L. White
Pamela J. Linville             Regina D. Shiver                Sarah L. Williams
Angie R. Liston                Catherine M. Wallin
Margaret H. Locke                                              BUSHNELL:
Cynthia A. Lord                CLERMONT OFFICE:
Pamela A. Malcolm                                              Elaine C. Buzzerd
Annette McCullough             Susan Lynn Berkebile            Craig S. Cannon
Suzanne Mission                Dena M. Castro                  Betty J. Hewett
Erika R. Morgan                Lynda S. Cole                   Natalie D.     Langford
Keri L. Morris                 Zaida I. Colon                  Inge Pelfrey
Paul K. Mueller                Donna L. Franklin
John R. Nelson                 Judy L. Garafola
Marquisa L. Parham             Brian R. Hofer