Form 10-K, Exhibit 13
period 2001-12-31
FFLC BANCORP INC
filed 2002-03-22
CIK 912738

FFLC BANCORP, INC.
                               2001 ANNUAL REPORT


                                   OUR MISSION


Our mission is to operate First Federal Savings Bank as a community bank, in a manner consistent with the high expectations of our shareholders, customers and employees. We will achieve attractive financial results for our stockholders, provide quality financial services and products to our customers, and offer rewarding careers to our employees, while maintaining a high level of personal service and integrity. The Company's primary goals are to: provide an attractive return to its shareholders, as measured by long-term capital appreciation and the continued payment of reasonable dividends; provide a competitive, progressive and profitable array of financial services and products in a manner focused on excellent customer service; attract and retain highly-motivated, top-quality employees; and make a positive impact on the communities that we serve.


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

                                    CONTENTS

                                                                            Page

Corporate Profile, Corporate Organization and General Information .............1
Office Locations and Common Stock Prices and Dividends ........................2
Consolidated Financial Highlights .............................................3
Letter to Stockholders ......................................................4-5
First Federal Website and Online Banking.....................................6-7
Selected Consolidated Financial Data and Financial Ratios....................8-9
Management's Discussion and Analysis of Financial
    Condition and Results of Operations ...................................10-20
Consolidated Financial Statements .........................................21-51
Independent Auditors' Report..................................................52
Directors and Officers of FFLC Bancorp, Inc. .................................53
Directors and Officers of First Federal Savings Bank of Lake County...........54
Employees ....................................................................55




                                  Inside Cover

CORPORATE PROFILE

FFLC Bancorp, Inc. ("FFLC" or the "Holding Company") was incorporated in Delaware on September 16, 1993, and acquired First Federal Savings Bank of Lake County (the "Bank") (together, the "Company") in connection with the Bank's conversion to stock form on January 4, 1994. The Holding Company is a savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") which transacts its business through its subsidiary, the Bank. The Bank is a community-oriented savings institution which offers a variety of financial services to individuals and businesses primarily located in Lake County, Sumter County and Citrus County, Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). During 2001, First Alliance Title, LLC, a 90% owned subsidiary of the Holding Company, was formed to operate as a title agency.

CORPORATE ORGANIZATION

Holding Company
    FFLC Bancorp, Inc.

Subsidiaries
    First Federal Savings Bank of Lake County
    First Alliance Title, LLC

Affiliate of Thrift Subsidiary
    Lake County Service Corporation

GENERAL INFORMATION

Corporate Headquarters

     800 North Boulevard West, Post Office Box 490420, Leesburg, Florida 34749-0420

     Telephone:           Local         (352) 787-3311
                     Toll Free     (877) 955-2265
Annual Meeting

     The Annual Meeting of the Stockholders will be held at the Leesburg Community Building located at 109 East Dixie Avenue in Leesburg at 2:00 p.m. on May 9, 2002.

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

     Stockholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

        Registrar and Transfer Company
        10 Commerce Drive
        Cranford, New Jersey 07016
        800-368-5948
        Website:  rtco.com

Corporate Counsel
    George W. Murphy, Jr.
    Muldoon, Murphy & Faucette LLP
    5101 Wisconsin Avenue
    Washington, D.C. 20016

Independent Auditors
    Hacker, Johnson & Smith PA
    Certified Public Accountants
    930 Woodcock Road, Suite 211
    Orlando, Florida 32803

                        [ GRAPHIC - FIRST FEDERAL LOGO ]
OFFICE LOCATIONS




                           [ GRAPHIC-MAP-HALF PAGE ]





COMMON STOCK PRICES AND DIVIDENDS

FFLC's common stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ") under the symbol FFLC. The following table sets forth market price information, based on closing prices, as reported by the NASDAQ for the common stock high and low closing sales prices and the amount of dividends paid on the common stock for the periods indicated. See Note 20 of the Consolidated Financial Statements for a summary of quarterly financial data.

                                      Cash
                                    Dividends
                                      Paid
                                            High         Low        Per Share
           Quarter Ended:

           March 31, 2000............     15.250        11.250        .12
           June 30, 2000.............     13.250        11.375        .12
           September 30, 2000........    14.250         12.625        .12
           December 31, 2000.........     15.250        13.500        .12
           March 31, 2001............     19.250        14.875        .13
           June 30, 2001.............     19.950        18.500        .13
           September 30, 2001........     21.300        18.500        .13
           December 31, 2001.........     23.250        18.700        .13

As of January 28, 2002, the Company had 1,594 holders of record of common stock (includes shares held by brokers).

CONSOLIDATED FINANCIAL  HIGHLIGHTS
(Dollars in thousands, except per share amounts)

AT YEAR END:                                                                 2001           2000          1999
                                                                             ----           ----          ----

Total assets.......................................................  $     823,151         711,493       590,432
Loans, net.........................................................  $     685,935         615,484       500,901
Securities ........................................................  $      59,503          42,717        36,909
Deposits...........................................................  $     585,128         518,885       429,274
Equity.............................................................  $      64,068          59,283        55,637
Book value per share...............................................  $       17.98           16.78         15.52
Shares outstanding ................................................      3,563,932       3,532,561     3,583,938
Equity-to-assets ratio.............................................          7.78%             8.33%         9.42%
Nonperforming assets to total assets...............................           .28%              .39%          .47%

FOR THE YEAR:

Interest income....................................................    $    57,041          49,350        38,612
Net interest income after provision for loan losses................    $    20,610          18,405        16,679
Net income (1).....................................................    $     6,289           5,309         4,850
Basic income per share (1).........................................    $      1.77            1.50          1.37
Diluted income per share (1).......................................    $      1.73            1.46          1.32
Loan originations funded...........................................    $   198,941         188,141       195,034
Return on average assets (1).......................................           .82%            .82%          .93%
Return on average equity (1).......................................         10.20%           9.24%         8.88%
Average equity to average assets ratio.............................          8.05%           8.88%        10.45%
Noninterest expense to average assets..............................          1.68%           1.76%         1.97%

YIELDS AND RATES:




                                                              Weighted Average
                                                              Rate or Yield                    Average Rate or Yield During
                                                               at December 31,                     Year Ended December 31,
                                                           --------------------------        ------------------------------
                                                            2001               2000          2001          2000          1999
                                                            ----               ----          ----          ----          ----

Loans ..................................................... 7.61%              8.17%         8.08%         8.12%         7.99%
Securities................................................. 5.16%              6.50%         5.84%         6.47%        5.83%
All interest-earning assets ............................... 7.17%              8.02%         7.78%         7.98%        7.73%
Deposits................................................... 3.85%              5.29%         4.95%         5.07%        4.56%
All interest-bearing liabilities .......................... 4.22%              5.51%         5.15%         5.28%        4.70%
Interest-rate spread (2)................................... 2.95%              2.51%         2.63%         2.70%        3.03%
Net yield on average interest-earning assets (3)...........   N/A                N/A         2.96%         3.12%        3.48%

(1) Excludes gain in 1999 on sale of real estate held for development of $886 ($552 net of tax).

(2) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.

(3) Net interest income divided by average interest-earning assets.

                        [ GRAPHIC - FIRST FEDERAL LOGO ]





Dear Stockholders:

I am pleased to report that the year 2001 was a solid year for your Company. We enjoyed a successful year, both in terms of the growth of the Bank and in operating earnings. During 2001, we again experienced record net income from operations, and increased quarterly cash dividends on our common stock. First Federal Savings Bank, the Company's subsidiary, set a new record for total assets, ending the year with total assets in excess of $823 million. Our success results from a team effort, and I want to take this opportunity to thank all of you - our employees, our stockholders, our customers, and our communities - for your efforts and support as we moved through 2001 and into 2002.

The Company's net income from operations increased 18%, from $5.3 million in 2000 to $6.3 million in 2001. On a per share basis, basic income increased 18% from $1.50 per share for 2000 to $1.77 for 2001. On a diluted basis, net income per share increased 18% from $1.46 for 2000 to $1.73 for 2001.

In January 2002, our Board of Directors approved an 8% increase in the quarterly cash dividend, to $.14 per common share from the $.13 per common share paid for the prior four quarters. That increase continues the practice of annual increases in effect since 1994, when the quarterly cash dividend was $.036 per common share (adjusted for the five-for-three stock split in November 1997).

In July 2000, we introduced our Internet banking solution, First Federal Online Banking. I am very pleased to report that First Federal Online Banking has continued to enjoy support from both our retail and commercial customers, and enrollments have exceeded our expectations. We currently have over 1,800 registered users of our online banking service. If you haven't had a chance to check out First Federal Online Banking, I encourage you to visit our website, 1stfederal.com, and click the "Test Drive" button. I believe you will be pleasantly surprised at how easily and completely you can check account balances, transfer funds, pay bills, and access cash management services (for commercial customers) on a 24-hour-a-day, 7-days-a-week basis. While you are at our website, I also encourage you to note all the other useful information, including our loan and deposit products, links to our press releases and financial reports, local weather, and links to some other "local-interest" websites.

During 2001, First Federal also began offering mutual funds, annuities, discount brokerage and financial planning services. These investment, retirement and financial planning services are being offered through a joint venture program with T.H.E. Financial Group, Ltd., an independent securities broker-dealer firm, and member of the NASD and SIPC.

With regard to our plans for continued growth, I am pleased to report that the Bank has begun construction on a new branch building at the Lake Harris Square shopping center, at the intersection of U.S. 27 and State Road 48 in Leesburg. That branch facility will replace a leased storefront branch opened in 1997, which has outgrown its current space. We also have purchased an outparcel in the new Kings Ridge Shopping Center in Clermont, for construction of a full-service branch. And, we are exploring opportunities for other branch locations that may become available due to recent bank mergers.

Asset growth continues to be an important focal point for the Company. The Company's total assets grew 16%, from $711 million at December 31, 2000 to $823 million at December 31, 2001. During 2001, total loans receivable grew 12%, from $630 million to $704 million. During 2001, the Bank's loan originations totaled $257.9 million, compared to $220.1 million in 2000. Originations of residential loans were $102.4 million, commercial loans were $80.2 million, and consumer loans were $75.3 million for 2001. Those volume levels compare to $106.4 million, $47.9 million, and $65.8 million, respectively, for 2000.

The Company's asset growth was funded by a $66 million increase in the Bank's deposits, a $31 million increase in Federal Home Loan Bank advances, and $10.1 million provided from operations. During 2001, the Bank's deposits grew from $519 million to $585 million, an increase of 13%. Of the total increase in deposits, checking and other non-certificate accounts grew $30 million (or 26%), while certificates of deposit grew $35 million (or 9%).

I am also pleased to report that the FFLC Bancorp Dividend Reinvestment Plan (the "Plan") established in January 2000, has been a success, with over 280 shareholders participating. The Plan allows registered stockholders of at least 50 shares of common stock to reinvest regular dividends on all or a portion of their common stock into additional shares. The Plan also allows participants to make optional cash purchases of common stock. The Company pays the administrative costs of the Plan, including brokerage commissions for reinvestment and optional cash purchases. If you would like more information about the Plan, please contact us.

It is gratifying to note that our stock price rose over 39% during 2001, from $14.81 to $20.75. Since our initial public offering in 1994, our stock has yielded an average annual return, including dividends, of 19.23%. We remain convinced that our best strategy for creating long-term value to our stockholders is to focus on profitability and excellence in customer service.

We truly appreciate the loyalty and support of our stockholders, our customers, and our employees. We remain committed to increasing the long-term value of our Company. That commitment includes meeting the investment needs of our stockholders, the financial needs of our customers, and the needs of the communities in which we have the privilege to serve. We believe FFLC Bancorp, Inc., is well positioned to meet those needs, and we look forward to the opportunities before us.

Cordially yours,



Stephen T. Kurtz
President and Chief Executive Officer

                        [ GRAPHIC - FIRST FEDERAL LOGO ]



                       [ GRAPHIC FIRST FEDERAL WEBSITE. ]



Visit First Federal's website at http://www.1stfederal.com. This site serves as a portal for First Federal banking services, local news, and information regarding our communities. From this site, customers can gain access to First Federal Online Banking, our fully interactive banking system, that allows bill payments, account inquiries, transfer of funds and more. In addition, commercial customers can access cash management tools, make tax payments and perform payroll processing through First Federal Online Banking. Also available at 1stfederal.com is current information about the Bank's locations, products and services. Investors can also get the latest information regarding FFLC Bancorp, including stock quotes, press releases, and financial data.

                              First Federal Online


                       [ GRAPHIC ONLINE BANKING PAGE. ]



First Federal introduced First Federal Online Banking in July 2000 through the Bank's website at http://www.1stfederal.com. First Federal customers can now access practically their entire First Federal relationship through the website, 24 hours a day, 7 days a week. From the First Federal website, customers can view our online banking product and may enroll online. After receiving their user ID and password, customers may log-on to check balances, pay their bills online, reconcile their account statements, transfer funds from one account to another, review account histories, reorder checks and more. First Federal Online Banking is just one more added convenience to banking with First Federal.

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)


                                                                                             At December 31,
                                                                                             ---------------
                                                                 2001           2000         1999        1998        1997
                                                                 ----           ----         ----        ----        ----

Total assets ............................................     $ 823,151       711,493        590,432    463,820     400,237
Loans, net   ............................................       685,935       615,484        500,901    389,059     315,353
Cash and cash equivalents................................        49,792        30,481         34,339     22,928      15,684
Securities   ............................................        59,503        42,717         36,909     40,392      58,598
Deposits     ............................................       585,128       518,885        429,274    351,030     315,390
Borrowed funds...........................................       167,327       129,376        102,914     56,789      30,000
Stockholders' equity.....................................        64,068        59,283         55,637     53,223      51,429

                                                                               For the Year Ended December 31,
                                                                               -------------------------------
                                                               2001         2000            1999        1998         1997
                                                               ----         ----            ----        ----         ----

Interest income.......................................... $    57,041        49,350        38,612       32,173       28,156
Interest expense.........................................      35,316        30,065        21,214       17,271       15,416
Net interest income......................................      21,725        19,285        17,398       14,902       12,740
Provision for loan losses................................       1,115           880           719          682          649
Net interest income after provision for loan losses......      20,610        18,405        16,679       14,220       12,091
Noninterest income (1)...................................       2,217         1,682         1,446        1,264        1,219
Noninterest expense......................................      12,841        11,414        10,313        8,446        7,473
Income before provision for income taxes (1).............       9,986         8,673         7,812        7,038        5,837
Provision for income taxes (1)...........................       3,697         3,364         2,962        2,641        2,083
Net income (1)...........................................       6,289         5,309         4,850        4,397        3,754
Basic income per share (1)...............................        1.77          1.50          1.37         1.22         1.01
Weighted average number of common
      shares outstanding for basic.......................   3,547,764     3,541,400     3,548,568    3,592,253    3,700,220
Diluted income per share (1).............................      $ 1.73          1.46          1.32         1.16          .96
Weighted average number of common shares
      outstanding for diluted............................   3,629,432     3,615,740     3,677,038    3,777,085    3,911,256

________________________________________

     (1) Excludes gain on sale of real estate held for development in 1999 of $886 ($552 net of tax).

SELECTED CONSOLIDATED FINANCIAL RATIOS
AND OTHER DATA:

                                                                                At or For the Year Ended December 31,
                                                                               -------------------------------------
                                                                      2001         2000         1999        1998          1997
                                                                      ----         ----         ----        ----          ----

Return on average assets (5).................................        0.82%        0.82%        0.93%        1.05%         1.00%
Return on average equity (5).................................       10.20%        9.24%        8.88%        8.37%         7.18%
Dividend payout ratio .......................................       29.35%       32.32%       28.95%       29.51%        28.51%
Average equity to average assets.............................        8.05%        8.88%       10.45%       12.52%        13.93%
Total equity to total assets.................................        7.78%        8.33%        9.42%       11.47%        12.85%
Interest rate spread during year(1)..........................        2.63%        2.70%        3.03%        3.08%         2.86%
Net interest margin (2)......................................        2.96%        3.12%        3.48%        3.69%         3.53%
Nonperforming assets to total assets (3).....................        0.28%        0.39%        0.47%        0.17%         0.19%
Nonperforming loans to total loans (4).......................        0.27%        0.40%        0.46%        0.11%         0.07%
Allowance for loan losses to non-performing loans............      224.20%      141.51%      119.01%      514.19%       695.87%
Allowance for loan and REO
      losses to nonperforming assets.........................      187.62%      127.49%      101.77%      281.85%       224.83%
Allowance for loan losses to gross loans.....................        0.61%        0.56%        0.54%        0.57%         0.51%
Noninterest expenses to average assets.......................        1.68%        1.76%        1.97%        2.01%         1.99%
Operating efficiency ratio (5)...............................       53.63%       54.44%       54.73%       52.25%        53.54%
Average interest-earning assets to
      average interest-bearing liabilities...................        1.07         1.09         1.11         1.14          1.16
Net interest income to noninterest expenses..................        1.69         1.69         1.69         1.76          1.70
Total shares outstanding.....................................    3,563,932    3,532,561    3,583,938    3,655,620     3,743,988
Book value per common share outstanding......................     $ 17.98        16.78        15.52        14.56         13.74
Number of banking offices (all full-service).................           12           12           12            9             9



(1) Difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.

(2) Based upon net interest income before provision for loan losses divided by average interest-earning assets.

(3) Nonperforming assets consist of nonperforming loans and foreclosed assets.

(4) Nonperforming loans consist of loans 90 days or more delinquent.

(5) Excludes gain on sale of real estate held for development in 1999 of $886,000 ($552,000 net of tax).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

First Federal Savings Bank of Lake County, the subsidiary of FFLC, was organized in 1934 as a federally chartered savings and loan association and converted to a federally chartered stock savings bank on January 4, 1994. The Bank's principal business continues to be attracting retail deposits from the general public and investing those deposits, together with principal repayments on loans and investments and funds generated from operations, primarily in mortgage loans secured by one-to-four-family, owner-occupied homes, commercial loans, consumer loans and, to a lesser extent, construction loans and other loans, and multi-family residential mortgage loans. In addition, the Bank holds investments permitted by federal laws and regulations including securities issued by the U.S. Government and agencies thereof. The Bank's revenues are derived principally from interest on its loan and mortgage-backed securities portfolios and interest and dividends on its investment securities.

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

The Company's net income from operations increased 18.5% to $6.3 million for the year ended December 31, 2001 from $5.3 million for the year 2000. The Bank's total assets increased 15.7% to $823.2 million at December 31, 2001 from $711.5 million at December 31, 2000. That increase resulted primarily from a 11.4% increase in net loans to $685.9 million at December 31, 2001 from $615.5 million at December 31, 2000, reflecting increased local loan demand. Securities increased 39.3% or $16.8 million during 2001. Deposits increased 12.8% to $585.1 million at December 31, 2001 from $518.9 million at December 31, 2000. Advances from the Federal Home Loan Bank increased $31.0 million, to $154.0 million at December 31, 2001 from $123.0 million at December 31, 2000.

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

Capital Requirements

The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Under the OTS final rule implementing FDICIA, generally, a well-capitalized institution is defined as one that meets the following capital standards: a 5% tangible capital standard; a 6% leverage (core capital) ratio; and a 10% risk-based capital standard, and has not been notified by its Federal banking agency that it is in a "troubled condition." At December 31, 2001, the Bank met each of its capital requirements and met the criteria of a "well-capitalized" institution as defined above.

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

CREDIT RISK

The Bank's primary business is lending on residential real estate, commercial real estate and consumer financing, activities with the inherent risk of generating potential loan losses the magnitude of which depend on a variety of factors affecting borrowers which are beyond the control of the Bank. The Bank has underwriting guidelines and credit review procedures designed to minimize such credit losses.

RESULTS OF OPERATIONS

The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its interest-earning assets, primarily its loans, mortgage-backed securities and investment securities, and its interest-bearing liabilities, consisting of deposits and borrowings. The operating expenses of the Company principally consist of employee compensation, occupancy expenses and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin; and (vi) weighted average yields and rates at December 31, 2001. Yields and costs were derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered to constitute adjustments to yields.




                                                                       Year Ended December 31,
                                                                       -----------------------
                                                                     2001                               2000
                                                          ----------------------------     -----------------------------
                                            Yield At               Interest    Average              Intererst   Average
                                           December 31,    Average   and        Yield/      Average    and       Yield/
                                              2001         Balance  Dividends     Cost      Balance  Dividends     Cost
                                              ----         -------  ---------     ----      -------  ---------     ----
                                                                                (Dollars in thousands)
Interest-earning assets:
    Loans  ...................................  7.61%     $ 655,306     52,940    8.08%     $ 562,392    45,656   8.12%
    Securities................................  5.16         49,709      2,901    5.84         37,382     2,417   6.47
    Other interest-earning assets (1).........  2.48         27,837      1,200    4.31         19,026     1,277   6.71
                                                            -------     -------  ------       -------    ------

           Total interest-earning assets......  7.17        732,852     57,041    7.78        618,800    49,350   7.98

Noninterest-earning assets....................               32,885                            28,090
                                                             ------                            ------

           Total assets.......................            $ 765,737                         $ 646,890
                                                          =========                         =========

Interest-bearing liabilities:
    NOW and money market
        accounts..............................  1.41         97,574      2,278    2.33         82,710     2,182   2.64
    Passbook and statement savings
        accounts..............................  1.09         20,121        359    1.78         20,179       421   2.09
    Certificates..............................  4.64        419,923     23,959    5.71        356,219    20,672   5.80
    FHLB advances.............................  5.73        136,041      8,257    6.07        104,647     6,497   6.21
    Other borrowings..........................  2.15         11,842        463    3.91          5,729       293   5.11
                                                            -------     -------  ------       -------    ------

           Total interest-bearing
             liabilities......................  4.22        685,501     35,316    5.15        569,484    30,065   5.28
                                                                        ------                          --------

Noninterest-bearing deposits..................               13,683                            13,221
Noninterest-bearing liabilities...............                4,911                             6,756
Stockholders' equity..........................               61,642                            57,429
                                                            --------                          --------

           Total liabilities and equity.......            $ 765,737                         $ 646,890
                                                          =========                         =========

Net interest-earning assets and
    interest-rate spread (2)..................  2.95%     $  47,351               2.63%     $  49,316             2.70%
                         ==                     ====      =========               ====      =========             ====

Net interest income and net
    margin (3)................................                        $ 21,725    2.96%                $ 19,285   3.12%
           ==                                                         ========    ====                 ========   ====
Ratio of interest-earning assets
    to interest-bearing liabilities...........                 1.07                              1.09
                                                               ====                              ====




                                                                1999
                                                 -------------------------------
                                                             Interest  Average
                                                   Average    and       Yield/
                                                   Balance  Dividends     Cost
                                                   -------  ---------     ----


 Interest-earning assets:
     Loans  ................................... $ 442,213    35,315      7.99%
     Securities................................    37,951     2,213      5.83
     Other interest-earning assets (1).........    19,404     1,084      5.59

            Total interest-earning assets......   499,568    38,612      7.73

 Noninterest-earning assets....................    23,062
                                                   ------

            Total assets....................... $ 522,630
                                                =========

 Interest-bearing liabilities:
     NOW and money market
         accounts..............................    66,892     1,631      2.44
     Passbook and statement savings
         accounts..............................    22,170       485      2.19
     Certificates..............................   285,898    14,967      5.24
     FHLB advances.............................    74,515     4,038      5.42
     Other borrowings..........................     1,916        93      4.85
                                                  --------   -------    ------

            Total interest-bearing
              liabilities......................   451,391    21,214      4.70\
                                                            --------

 Noninterest-bearing deposits..................    10,411
 Noninterest-bearing liabilities...............     6,202
 Stockholders' equity..........................    54,626
                                                  ---------

            Total liabilities and equity....... $ 522,630
                                                =========

 Net interest-earning assets and
     interest-rate spread (2).................. $  48,177                3.03%
                          ==                    =========                ====

 Net interest income and net
     margin (3)................................            $ 17,398      3.48%
            ==                                             ========      ====
 Ratio of interest-earning assets
     to interest-bearing liabilities...........      1.11
                                                     ====




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


                                                     Year Ended December 31,                      Year Ended December 31,
                                                       2001 vs. 2000                                 2000 vs. 1999
                                                      Increase (Decrease)                         Increase (Decrease)
                                                      -------------------                         -------------------
                                                            Due to                                         Due to
                                                            ------                                         ------
                                                                   Rate/                                         Rate/
                                             Rate     Volume       Volume       Net        Rate     Volume       Volume       Net
                                             ----     ------       ------       ---        ----     ------       ------       ---
                                                                                 (Dollars in thousands)
Interest-earning assets:
     Loans, net...........................   $(222)     7,543       (37)       7,284        585      9,597        159      10,341
     Securities...........................    (235)       797       (78)         484        241        (33)        (4)        204
     Other interest-earning (1)...........    (457)       591      (211)         (77)       218        (21)        (4)        193
                                            --------    --------  --------     --------    --------  --------  --------    --------
             Total........................    (914)     8,931      (326)       7,691      1,044      9,543        151      10,738

Interest-bearing liabilities:
     NOW and money market accounts........    (251)       392       (45)          96        134        385         32         551
     Passbook and statement savings
         accounts.........................     (61)        (1)       --          (62)       (22)       (44)         2         (64)
     Certificates.........................    (348)     3,697       (62)       3,287      1,624      3,682        399       5,705
     FHLB advances........................    (145)     1,949       (44)       1,760        588      1,633        238       2,459
     Other borrowings.....................     (69)       313       (74)         170          5        185         10         200
                                            --------    --------  --------     --------    --------  --------  --------    --------
             Total........................    (874)     6,350      (225)       5,251      2,329      5,841        681       8,851
                                            --------    --------  --------     --------    --------  --------  --------    --------
Net change in net interest
     income  ............................   .$ (40)     2,581      (101)       2,440     (1,285)     3,702       (530)      1,887
                                            ========    ========  ========     ========  ========  ========    ========    =========


(1)  Includes interest-bearing deposits, federal funds sold and FHLB Stock.

CAPITAL  RESOURCES

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

At December 31, 2001, the Bank had outstanding commitments to originate $21.1 million of loans, to fund unused lines of credit of $45.8 million, to fund the undisbursed portion of loans in process of $14.3 million and $1.7 million in outstanding standby letters of credit. The Bank believes that it will have sufficient funds available to meet its commitments. At December 31, 2001, certificates of deposit which were scheduled to mature in one year or less totaled $314.7 million. Management believes, based on past experience, that a significant portion of these funds will remain with the Bank.

REGULATORY  CAPITAL  REQUIREMENTS

As a federally-chartered financial institution, the Bank is required to maintain certain minimum amounts of regulatory capital. Regulatory capital is not a valuation allowance and has not been created by charges against earnings. The following table provides a summary of the capital requirements, the Bank's regulatory capital and the amounts in excess at December 31, 2001:

                                                        Tangible                 Core                   Risk-Based
                                                 --------------------------------------------------------------------------
                                                               % of                          % of                  % of Risk-
                                                             Adjusted                     Adjusted                   Weighted
                                                   Amount      Assets          Amount       Assets          Amount     Assets
                                                   ------      ------          ------       ------          ------     ------
                                                                       (Dollars in thousands)

      Regulatory capital..........................$ 59,141     7.19%          $ 59,141       7.19%         $ 62,520     11.40%
      Requirement.................................  12,344     1.50             24,688       3.00            43,867      8.00
                                                  --------    ------          ---------     ------       ------------  --------
      Excess .....................................$ 46,797      5.69%         $ 34,453       4.19%         $  18,653      3.40%
                                                  ========      ====          ========       ====          =========      ====

MARKET RISK

Market risk is the risk of loss from changes in market prices and rates. The Company's market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 8 of Notes to Consolidated Financial Statements.

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

ASSET /LIABILITY MANAGEMENT

The Bank's primary mission is to provide financing by offering permanent and construction residential mortgage loans, commercial real estate loans and consumer and commercial loans and by providing conveniently located depository facilities with transaction, savings and certificate accounts. The Bank's goal is to continue to be a well-capitalized and profitable operation that provides service that is professional, efficient and courteous. The Bank seeks to fulfill its mission and accomplish its goals by pursuing the following strategies: (i) emphasizing lending in the one-to-four-family residential mortgage, commercial real estate and consumer lending markets; (ii) controlling interest-rate risk;
(iii) managing deposit pricing and asset growth; (iv) emphasizing cost control; and (v) maintaining asset quality by investing in U.S. government and agency securities which, in management's judgment, provide a balance between yield and safety in a home mortgage related investment. It is management's intention to continue to employ these strategies over the foreseeable future.

The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions continue to be affected by general changes in levels of interest rates and other economic factors beyond their control. At December 31, 2001, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank to mature or reprice within one year) as a percentage of total assets was a positive 13.86%. Generally, an institution with a positive gap would experience an increase in net interest income in a period of rising interest rates or a decrease in net interest income in a period of declining interest rates. However, certain shortcomings are inherent in the sensitivity analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different manners to changes in market interest rates. Therefore, no assurance can be given that the Bank will be able to maintain its net interest-rate spread as market interest rates fluctuate.

The Bank monitors its interest-rate risk through the Asset/Liability Committee which meets monthly and reports the results of such monitoring quarterly to the Board of Directors. The Bank's policy is to seek to maintain a balance between interest-earning assets and interest-bearing liabilities so that the Bank's cumulative one-year gap ratio is within a range which management believes is conducive to maintaining profitability without incurring undue risk. The Bank has increased its investment in adjustable-rate and shorter average life, fixed-rate mortgage-related securities in order to position itself against the consequences of rising interest rates. The Bank also maintains liquid assets in an amount which allows for the possibility of disintermediation when interest rates fluctuate. The Bank's liquidity ratio was 14.2% at December 31, 2001. In addition, the Bank's large stable core deposit base resulting from its continuing commitment to quality customer service has historically provided it with a steady source of funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 that are expected to reprice, based upon certain assumptions, in each of the future periods shown.



                                                More       More         More         More       More
                                                than       than         than         than       than
                                                Three      Six          One          Three      Five          More
                                     Three      Months     Months       Year         Years      Years         than
                                     Months     to Six     to 12        to 3          to 5      to 10         Ten
                                     or Less    Months     Months       Years         Years     Years         Years          Total
                                     -------    ------     ------       -----         -----     -----         -----          -----
Rate-sensitive assets:
   Mortgage loans, net of LIP       $144,312    101,947    139,082     101,578       26,907      26,380       11,285       551,491
   Commercial and consumer
    loans, net of LIP                 39,612     10,895     18,799      44,838       15,159       7,276        1,562       138,141
   Mortgage-backed
    securities                         3,166      2,261      1,769       1,582        1,100       1,065           --        10,943
   Interest-earning deposits          30,183         --         --          --           --          --           --        30,183
   Investment securities               1,277      1,013      8,228      21,991        2,008          --        5,000        39,517
   Mutual funds                        9,043         --         --          --           --          --           --         9,043
   FHLB stock                          7,700         --         --          --           --          --           --         7,700
                                    --------    -------    -------     -------       ------      ------       ------       -------
        Total interest-earning
           assets                    235,293    116,116    167,878     169,989       45,174      34,721       17,847       787,018

Rate-sensitive liabilities:
   Deposits:
    Savings accounts                   1,502      1,398      2,511       9,552        3,994       3,917        1,219        24,093
    NOW and money
        market accounts                7,969      7,416     13,325      34,804       21,196      20,784        6,467       111,961
    Certificates                     134,286     51,910    146,543      97,585        4,416          --           --       434,740
   Borrowed funds                     13,327         --     25,000      36,000       74,000      19,000           --       167,327
                                    --------    -------    -------     -------       ------      ------       ------       -------
        Total interest-bearing
           liabilities               157,084     60,724    187,379     177,941      103,606      43,701        7,686       738,121
                                    --------    -------    -------     -------       ------      ------       ------       -------
Interest-sensitivity gap            $ 78,209     55,392    (19,501)     (7,952)     (58,432)     (8,980)      10,161        48,897
                                    ========     ======    =======      ======      =======      ======       ======        ======

Cumulative interest-
    sensitivity gap                 $ 78,209    133,601    114,100     106,148       47,716      38,736       48,897
                                    ========    =======    =======     =======       ======      ======       ======

Cumulative interest-earning
    assets                          $235,293    351,409    519,287     689,276      734,450     769,171      787,018
                                    ========    =======    =======     =======      =======     =======      =======

Cumulative interest-bearing
    liabilities                     $157,084    217,808    405,187     583,128      686,734     730,435      738,121
                                    ========    =======    =======     =======      =======     =======      =======

Cumulative interest-sensitivity
    gap as a percentage of
    total assets                       9.50%     16.23%      13.86%       12.90%       5.80%        4.71%         5.94%
                                       ====      =====       =====        =====        ====         ====          ====

Cumulative interest-earning
    assets as a percentage of
    cumulative interest-bearing
    liabilities                      149.79%    161.34%     128.16%      118.20%      106.95%      105.30%       106.62%
                                     ======     ======      ======       ======       ======       ======        ======

                 COMPARISON OF THE YEAR ENDED DECEMBER 31, 2001
                      TO THE YEAR ENDED DECEMBER 31, 2000


     General Operating Results. Net income for the year ended December 31, 2001 was $6.3 million, or $1.77 and $1.73 per basic and diluted share, respectively, compared to $5.3 million, or $1.50 and $1.46 per basic and diluted share, respectively, for the year 2000. The increase was primarily due to an increase in interest income of $7.7 million, partially offset by increases in interest expense of $5.3 million and noninterest expense of $1.4 million.

     Interest Income. Interest income increased $7.7 million or 15.6%, from $49.4 million for the year ended December 31, 2000 to $57.0 million for 2001. The increase was due to a $114.1 million or 18.4% increase in average interest-earning assets outstanding for the year ended December 31, 2001 compared to the 2000 period, partially offset by a decrease in the average yield earned on interest-earning assets from 7.98% for the year ended December 31, 2000 to 7.78% for the year ended December 31, 2001.

     Interest Expense. Interest expense increased $5.3 million or 17.5%, from $30.1 million for the year ended December 31, 2000 to $35.3 million for the year ended December 31, 2001. The increase was due to an increase of $116.0 million in average interest-bearing liabilities. Average interest-bearing liabilities increased from $569.5 million outstanding during the year ended December 31, 2000 to $685.5 million outstanding during the comparable period for 2001. The average rate paid on interest-bearing liabilities decreased from 5.28% for the year ended December 31, 2000 to 5.15% for the comparable 2001 period.

     Noninterest Income. Noninterest income increased $535,000, or 31.8% for the year ended December 31, 2001 compared to the year ended December 31, 2000 primarily due to an increase of $387,000 in other service charges and fees during the 2001 period.

     Noninterest Expense. Noninterest expense increased by $1.4 million or 12.5%, from $11.4 million for the year ended December 31, 2000 to $12.8 million for the year ended December 31, 2001. The increase was primarily due to increases in salaries and employee benefits of $873,000, occupancy expense of $127,000 and data processing expense of $90,000, all of which related to the overall growth of the Company.

     Provision for Income Taxes. The provision for federal and state income taxes increased from $3.4 million for the year ended December 31, 2000 (an effective tax rate of 38.8%) to $3.7 million (an effective tax rate of 37.0%) for the corresponding period for 2001.

                 COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000
                       TO THE YEAR ENDED DECEMBER 31, 1999


     General Operating Results. Net income for the year ended December 31, 2000 was $5.3 million, or $1.50 and $1.46 per basic and diluted share, respectively, compared to $5.4 million, or $1.52 and $1.47 per basic and diluted share, respectively, for the comparable period in 1999. Net income for the 1999 period included a gain on sale of real estate held for development of $886,000 ($552,000, net of tax). Without the 1999 gain on sale, net income for 2000 exceeded net income for the 1999 period by $459,000 or 9.5%. An increase in interest income of $10.7 million, partially offset by increases in interest expense of $8.9 million and noninterest expense of $1.1 million contributed to the increase in net income during the current year.

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

     Noninterest Expense. Noninterest expense increased by $1.1 million or 10.7%, from $10.3 million for the year ended December 31, 1999 to $11.4 million for the year ended December 31, 2000. The increase was primarily due to increases in salaries and employee benefits of $500,000, occupancy expense of $370,000 and data processing expense of $288,000, all of which related to the overall growth of the Company.

     Provision for Income Taxes. The provision for federal and state income taxes increased from $3.3 million for the year ended December 31, 1999 (an effective tax rate of 37.9%) to $3.4 million (an effective tax rate of 38.8%) for the corresponding period for 2000.

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

                               FFLC BANCORP, INC.

                           Consolidated Balance Sheets
                   ($ in thousands, except per share amounts)



                                                                          At December 31,
                                                                          ---------------
                                                                        2001           2000
              Assets

Cash and due from banks ..........................................   $  19,609       16,036
Interest-bearing deposits ........................................      30,183       14,445
                                                                     ---------      -------

              Cash and cash equivalents ..........................      49,792       30,481

Securities available for sale ....................................      59,503       42,717
Loans, net of allowance for loan losses of $4,289 in 2001
     and $3,552 in 2000 ..........................................     685,935      615,484
Accrued interest receivable:
     Securities ..................................................         718          506
     Loans .......................................................       3,475        3,244
Premises and equipment, net ......................................      14,338       11,490
Foreclosed assets ................................................         373          276
Federal Home Loan Bank stock, at cost ............................       7,700        6,150
Deferred income taxes ............................................         274          240
Other assets .....................................................       1,043          905
                                                                     ---------      -------

              Total ..............................................   $ 823,151      711,493
                                                                     =========      =======

              Liabilities and Stockholders' Equity

Liabilities:
     Noninterest-bearing demand deposits .........................      14,334       13,335
     NOW and money market accounts ...............................     111,961       86,509
     Savings accounts ............................................      24,093       19,143
     Certificates ................................................     434,740      399,898
                                                                     ---------      -------

              Total deposits .....................................     585,128      518,885
                                                                     ---------      -------

Advances from Federal Home Loan Bank .............................     154,000      123,000
Other borrowed funds .............................................      13,327        6,376
Accrued expenses and other liabilities ...........................       6,628        3,949
                                                                     ---------      -------

              Total liabilities ..................................     759,083      652,210
                                                                     ---------      -------

Commitments and contingencies (Notes 4, 8 and 11)

Stockholders' equity:
     Preferred stock, $.01 par value, 1,000,000 shares authorized,
          none outstanding .......................................        --           --
     Common stock, $.01 par value, 9,000,000 shares authorized,
          4,542,953 in 2001 and 4,491,646 in 2000 shares issued ..          45           45
     Additional paid-in-capital ..................................      31,355       31,010
     Retained income .............................................      51,575       47,132
     Accumulated other comprehensive income ......................         440           81
     Treasury stock, at cost (979,021 shares in 2001 and
          959,085 shares in 2000) ................................     (19,347)     (18,985)
                                                                     ---------      -------

              Total stockholders' equity .........................      64,068       59,283
                                                                     ---------      -------

              Total ..............................................   $ 823,151      711,493
                                                                     =========      =======


See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                        Consolidated Statements of Income
                   ($ in thousands, except per share amounts)


                                                                          Year Ended December 31,
                                                                          -----------------------
                                                                      2001         2000         1999
                                                                      ----         ----         ----
Interest income:
     Loans ..................................................   $   52,940       45,656       35,315
     Securities available for sale ..........................        2,901        2,417        1,798
     Securities held to maturity ............................         --           --            415
     Other interest-earning assets ..........................        1,200        1,277        1,084
                                                                ----------       ------       ------

          Total interest income .............................       57,041       49,350       38,612

Interest expense:
     Deposits ...............................................       26,596       23,275       17,083
     Borrowed funds .........................................        8,720        6,790        4,131
                                                                ----------       ------       ------

          Total interest expense ............................       35,316       30,065       21,214
                                                                ----------       ------       ------

          Net interest income ...............................       21,725       19,285       17,398

Provision for loan losses ...................................        1,115          880          719
                                                                ----------       ------       ------

          Net interest income after provision for loan losses       20,610       18,405       16,679
                                                                ----------       ------       ------

Noninterest income:
     Deposit account fees ...................................          835          825          624
     Other service charges and fees .........................        1,066          679          735
     Gain on sale of real estate held for development .......         --           --            886
     Other ..................................................          316          178           87
                                                                ----------       ------       ------

          Total noninterest income ..........................        2,217        1,682        2,332
                                                                ----------       ------       ------

Noninterest expense:
     Salaries and employee benefits .........................        7,554        6,681        6,181
     Occupancy expense ......................................        2,016        1,889        1,519
     Deposit insurance premium ..............................           99           90          214
     Advertising and promotion ..............................          410          328          333
     Data processing expense ................................          990          900          612
     Professional services ..................................          386          297          282
     Other ..................................................        1,386        1,229        1,172
                                                                ----------       ------       ------

          Total noninterest expense .........................       12,841       11,414       10,313

Income before income taxes ..................................        9,986        8,673        8,698

          Income taxes ......................................        3,697        3,364        3,296
                                                                ----------       ------       ------

Net income ..................................................   $    6,289        5,309        5,402
                                                                 =========    =========    =========

Basic income per share of common stock ......................   $     1.77         1.50         1.52
                                                                 =========    =========    =========

Weighted-average number of shares outstanding for basic .....    3,547,764    3,541,400    3,548,568
                                                                 =========    =========    =========

Diluted income per share of common stock ....................   $     1.73         1.46         1.47
                                                                 =========    =========    =========

Weighted-average number of shares outstanding for diluted ...    3,629,432    3,615,740    3,677,038
                                                                 =========    =========    =========


See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

           Consolidated Statements of Changes in Stockholders' Equity
                   ($ in thousands, except per share amounts)


                                                                                 Stock
                                                                                 Held
                                                                                  By                     Accumulated
                                                            Additional           Incentive                    Other            Total
                                                  Common    Paid-In   Treasury   Plan     Retained   Comprehensive     Stockholders'
                                                   Stock    Capital   Stock      Trusts     Income   Income  (Loss)         Equity
                                                   -----    -------   -----      ------     ------   --------------    -------------

Balance at December 31, 1998 .................   $    44    29,286   (15,125)   (631)    39,714            (65)            53,223
                                                                                                                          ---------
Comprehensive income:

     Net income ..............................      --        --        --      --        5,402           --                5,402

     Change in unrealized losses
        on securities available for
        sale, net of income taxes
        of $70 ...............................      --        --        --      --         --             (117)              (117)
                                                                                                                          ---------
Comprehensive income .........................                                                                              5,285
                                                                                                                          ---------
Net proceeds from the issuance of
     75,420 shares of common
     stock, stock options exercised ..........      --         453      --      --         --             --                  453

Shares committed to participants
     in incentive plans (57,355
     shares remain uncommitted
     at December 31, 1999) ...................      --         534      --       315       --             --                  849

Dividends paid, net of $23 of
     dividends on ESOP shares
     recorded as compensation
     expense .................................      --        --        --      --       (1,577)          --               (1,577)

Purchase of treasury stock,
     147,102 shares ..........................      --        --      (2,596)   --         --             --               (2,596)
                                                 -------   -------   --------   -----    ------           -----            ------
Balance at December 31, 1999 .................   $    44    30,273   (17,721)   (316)    43,539           (182)            55,637
                                                 =======    ======   =======    ====     ======           ====             ======

                                                                     (continued)

                               FFLC BANCORP, INC.

                   ($ in thousands, except per share amounts)


                                                                                    Stock
                                                                                    Held
                                                                                     By        Accumulated
                                                   Additional                     Incentive        Other              Total
                                         Common    Paid-In  Treasury      Plan    Retained     Comprehensive      Stockholders'
                                          Stock    Capital   Stock        Trusts  Income       Income  (Loss)         Equity
                                         -----    -------   -----      ------     ------        --------------    -------------
Balance at December 31, 1999 ........   $    44    30,273   (17,721)      (316)    43,539          (182)             55,637
                                                                                                                   -----------
Comprehensive income:

     Net income .....................      --        --        --         --        5,309          --                 5,309

     Change in unrealized losses
        on securities available for
        sale, net of income taxes
        of $158 .....................      --        --        --         --         --             263                 263
                                                                                                                   -----------

Comprehensive income ................                                                                                 5,572

Net proceeds from the issuance of
     34,217 shares of common
     stock, stock options exercised .         1       210      --         --         --            --                   211

Net proceeds from the issuance of
     9,968 shares of common stock
     under the Dividend Reinvestment
     Plan ...........................      --         132      --         --         --            --                   132

Shares committed to participants
     in incentive plans (2,735 shares
     remain uncommitted at
     December 31, 2000) .............      --         395      --          316       --            --                   711

Dividends paid ......................      --        --        --         --       (1,716)         --                (1,716)

Purchase of treasury stock,
     95,562 shares ..................      --        --      (1,264)      --         --            --                (1,264)
 )
                                        -------   -------   --------   -------    -------       ------            ------------

Balance at December 31, 2000 ........   $    45    31,010   (18,985)      --       47,132            81              59,283
                                        =======    ======   =======    =======     ======       =======           ============


                                                                     (continued)

                               FFLC BANCORP, INC.

                   ($ in thousands, except per share amounts)




                                                                                             Accumulated
                                                Additional                                      Other             Total
                                     Common       Paid-In      Treasury       Retained      Comprehensive     Stockholders'
                                      Stock       Capital        Stock         Income          Income            Equity
                                      -----       -------        -----         ------          ------            ------

Balance at December 31, 2000 ......   $    45    31,010         (18,985)        47,132             81            59,283
                                                                                                              ------------
Comprehensive income:

     Net income ...................      --        --              --            6,289           --               6,289

     Change in unrealized gains
        on securities available for
        sale, net of income taxes
        of $217 ...................      --        --              --             --              359               359

Comprehensive income ..............                                                                                6,648
                                                                                                              ------------

Net proceeds from the issuance of
     51,307 shares of common
     stock, stock options exercised      --         345            --             --             --                 345

Dividends paid ....................      --        --              --           (1,846)          --              (1,846)

Purchase of treasury stock,
     19,936 shares ................      --        --              (362)          --             --                (362)
                                      -------   -------         --------       -------         -------         ------------
Balance at December 31, 2001 ......   $    45    31,355         (19,347)        51,575            440            64,068
                                      =======   =======         ========        ======         =======         ============


See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                      Consolidated Statements of Cash Flows
                                ($ in thousands)

                                                                                  Year Ended December 31,
                                                                                  -----------------------
                                                                               2001         2000         1999
                                                                               ----         ----         ----
Cash flows from operating activities:
     Net income .......................................................   $   6,289        5,309        5,402
     Adjustments to reconcile net income
          to net cash provided by operations:
              Provision for loan losses ...............................       1,115          880          719
              Depreciation ............................................         852          760          575
              (Gain) loss on sale of foreclosed assets ................         (28)           4          (34)
              Gain on sale of real estate held for development ........        --           --           (886)
              Credit for deferred income taxes ........................        (251)        (500)        (112)
              Shares committed and dividends to incentive
                   plan participants ..................................        --            711          872
              Net amortization of premiums and discounts on securities          (52)           5           69
              Net deferral of loan fees and costs .....................         134          (58)        (372)
              Increase in accrued interest receivable .................        (443)        (935)        (573)
              Increase in other assets ................................        (138)        (173)        (188)
              Increase in accrued expenses and other liabilities ......       2,679        1,444           11
                                                                              -----        -----           --

                       Net cash provided by operating activities ......      10,157        7,447        5,483
                                                                             ------        -----        -----

Cash flows from investing activities:
     Proceeds from principal repayments and maturities of securities
          held to maturity ............................................        --           --          3,428
     Purchase of securities available for sale ........................     (30,751)     (13,411)     (10,483)
     Proceeds from principal repayments and maturities of securities
          available for sale ..........................................      14,593        8,019       10,282
     Loan disbursements ...............................................    (198,941)    (188,141)    (195,034)
     Principal repayments on loans ....................................     126,674       72,274       82,465
     Purchase of premises and equipment, net ..........................      (3,700)      (2,864)      (4,364)
     Purchase of Federal Home Loan Bank stock .........................      (1,550)      (1,200)      (2,150)
     Proceeds from sales of foreclosed assets .........................         498          582          150
     Proceeds from sale of real estate held for development ...........        --           --          1,008
                                                                             ------        -----        -----

                       Net cash used in investing activities ..........     (93,177)    (124,741)    (114,698)
                                                                             ------        -----        -----


                                                                     (continued)

                               FFLC BANCORP, INC.

                                ($ in thousands)


                                                                                           Year Ended December 31,
                                                                                           -----------------------
                                                                                         2001         2000         1999
                                                                                         ----         ----         ----
Cash flows from financing activities:
     Net increase in deposits ...................................................   $  66,243       89,611       78,244
     Net increase in Federal Home Loan Bank advances ............................      31,000       24,000       43,000
     Net increase in other borrowed funds .......................................       6,951        2,462        3,125
     Issuance of common stock ...................................................         345          343          453
     Purchase of treasury stock .................................................        (362)      (1,264)      (2,596)
     Cash dividends paid ........................................................      (1,846)      (1,716)      (1,600)
                                                                                      -------      -------      -------

                   Net cash provided by financing activities ....................     102,331      113,436      120,626
                                                                                      -------      -------      -------

Net increase (decrease) in cash and cash equivalents ............................      19,311       (3,858)      11,411

Cash and cash equivalents at beginning of year ..................................      30,481       34,339       22,928
                                                                                      -------      -------      -------

Cash and cash equivalents at end of year ........................................   $  49,792       30,481       34,339
                                                                                    =========       ======       ======

Supplemental disclosures of cash flow information
     Cash paid during the year for:
          Interest ..............................................................   $  35,217       29,829       20,795
                                                                                    =========       ======       ======

          Income taxes ..........................................................   $   3,821        3,700        3,456
                                                                                    =========        =====        =====

     Noncash investing and financing activities:

          Accumulated other comprehensive income, net change in
              unrealized gain (loss) on securities available for sale, net of tax   $     359          263         (117)
                                                                                    =========        =====        =====

          Transfers from loans to foreclosed assets .............................   $     656          826          425
                                                                                    =========        =====        =====

          Loans originated on sales of foreclosed assets ........................   $      89          364          275
                                                                                    =========        =====        =====

          Loans funded by and sold to correspondent .............................   $  14,926        1,121        6,988
                                                                                    =========        =====        =====

          Transfer securities from held to maturity to available for
              sale upon adoption of FAS 133 .....................................   $      --           --       14,784
                                                                                    =========        =====        =====




See accompanying Notes to Consolidated Financial Statements.

                               FFLC BANCORP, INC.

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000 and 1999


(1)  Summary of Significant Accounting Policies

FFLC Bancorp,  Inc. (the  "Holding  Company")  was  incorporated  in Delaware on
     September 16, 1993, and acquired First Federal Savings Bank of Lake County (the "Bank") in connection with the Bank's conversion to stock form on January 4, 1994. The Holding Company is a savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") which mainly transacts its business through its subsidiary, the Bank. The Bank is a community-oriented savings institution which offers a variety of financial services to individuals and businesses primarily located in Lake County, Sumter County and Citrus County, Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF").

     During 2001, First Alliance Title, LLC, a 90% owned subsidiary of the Holding Company was formed to operate as a title agency. This subsidiary had minimal activity through December 31, 2001.

Principles of Consolidation.  The consolidated  financial statements include the accounts of the Holding Company and its two subsidiaries, the Bank and First Alliance Title, LLC and the Bank's wholly-owned subsidiary, Lake
     County Service Corporation (the "Service Corporation"). All significant intercompany transactions and balances have been eliminated in consolidation.

General. The accounting and reporting policies of FFLC Bancorp, Inc. and its subsidiaries (together, the "Company") conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the significant accounting policies of the Company:

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and foreclosed assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits and federal funds sold.

The Bank is required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at a Federal Reserve Bank. The Bank met this requirement at December 31, 2001 and 2000.

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

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

Foreclosed Assets. Assets acquired through, or in lieu of, foreclosure, are initially recorded at fair value at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in income.

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

StockCompensation Plans.  Statement of Financial Accounting Standards (SFAS) No.
     123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net income and income per share and other disclosures, as if the fair value based method of accounting had been applied. (See Note 16).

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

          Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

          Deposit Liabilities. The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of certificates of deposit.

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

Income Per  Share of  Common  Stock.  The  Company  follows  the  provisions  of
     Financial  Accounting  Standards  No. 128,  "Earnings  Per Share" (SFAS No.
     128). SFAS No. 128 provides accounting and reporting standards for calculating income per share. Basic income per share of common stock has been computed by dividing the net income for the year by the weighted-average number of shares outstanding. Shares of common stock purchased by the Employee Stock Option Plan ("ESOP") and the Retention and Recognition Plan ("RRP") incentive plans (see Note 16) are only considered outstanding when the shares are released or committed to be released for allocation to participants. The ESOP initially purchased 368,242 shares, of which 4,383 shares were released for allocation to participants each month beginning in January, 1994. As of December 31, 2000, all ESOP shares had been allocated. The RRP initially purchased 184,122 shares, of which 179,373, 181,387 and 181,387 were allocated to participants and are considered outstanding for the years ended December 31, 1999, 2000 and 2001, respectively. At December 31, 2001, 2,735 shares remain uncommitted under the RRP plan and are not considered outstanding for purposes of the computation of net income per share of common stock. Diluted income per share is computed by dividing net income by the weighted-average number of shares outstanding including the dilutive effect of stock options (see Note
     16) computed using the treasury stock method. The following table presents the calculation of net income per share of common stock:


                                                                                            Year Ended December 31,
                                                                                            -----------------------
                                                                                  2001             2000               1999
                                                                                  ----             ----               ----
 Weighted-average shares of common stock issued
      and outstanding before adjustments for ESOP,
      RRP and common stock options......................................        3,550,499         3,571,858        3,632,058

 Adjustment to reflect the effect of unallocated
      ESOP and RRP average shares.......................................           (2,735)          (30,458)         (83,490)
                                                                                ---------         ---------        ---------

 Weighted-average shares for basic income per share.....................        3,547,764         3,541,400        3,548,568
                                                                                =========         =========        =========

 Basic income per share.................................................   $         1.77              1.50             1.52

 Total weighted-average common shares and equivalents
      outstanding for basic income per share
      computation.......................................................        3,547,764         3,541,400        3,548,568

 Additional dilutive shares using the average market value
      for the period utilizing the treasury stock method
      regarding stock options...........................................           81,668            74,340          128,470
                                                                                ---------         ---------        ---------

 Weighted-average common shares and equivalents
      outstanding for diluted income per share..........................        3,629,432         3,615,740        3,677,038
                                                                                =========         =========        =========

 Diluted income per share...............................................  $          1.73              1.46             1.47
                                                                                =========         =========        =========


Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net earnings, are components of comprehensive income. The components of other comprehensive income were unrealized holding gains and losses on securities available for sale.

Reclassifications. Certain amounts in the 1999 and 2000 consolidated financial statements have been reclassified to conform to the presentation for 2001.

(2)  Securities

     All securities have been classified as available for sale by management. The carrying amounts of securities available for sale and their approximate fair values were as follows:



                                        Gross      Gross
                                        Amortized  Unrealized Unrealized  Fair
                                          Cost        Gains     Losses    Value
                                          ----        -----     ------    -----
                                                     (In thousands)
Securities available for sale:
At December 31, 2001:
    Mutual funds ........................$ 9,125        --       (82)     9,043
    U.S. Government and agency securities 32,670       625       (54)    33,241
    Mortgage-backed securities .......... 10,735       279       (71)    10,943
    Other investment securities .........  6,268         8        --      6,276
                                         -------   -------   -------    -------

         Total ..........................$58,798       912      (207)    59,503
                                         -------   -------   -------    -------
At December 31, 2000:
    Mutual funds ........................  9,130        --      (151)     8,979
    U.S. Government and agency securities 17,849       119        --     17,968
    Mortgage-backed securities .......... 14,244       150        --     14,394
    Other investment securities .........  1,365        11        --      1,376
                                         -------   -------   -------    -------

         Total ..........................$42,588       280      (151)    42,717
                                         =======       ===      ====     ======

The scheduled maturities of securities available for sale at December 31, 2001 were as follows:

                                 Amortized           Fair
                                   Cost             Value
                                   ----             -----
                                      (In thousands)

Due in less than one year .....   $ 8,961           9,242
Due from one year to five years    23,709          23,999
Due after ten years ...........     6,268           6,276
Mortgage-backed securities ....    10,735          10,943
Mutual funds ..................     9,125           9,043
                                    -----           -----

    Total .....................   $58,798          59,503
                                  =======          ======

     Securities with a carrying value of approximately $8.8 million and $6.5 million at December 31, 2001 and 2000, respectively, were pledged to secure public funds and tax deposits. The Company has also pledged securities with a carrying value of $18.7 million and $9.9 million for borrowings under retail repurchase agreements with customers at December 31, 2001 and 2000, respectively (See Note 6).

     There were no sales of securities during the years ended December 31, 2001, 2000 or 1999.

(3)  Loans
     The components of loans were as follows:
                                                        At December 31,
                                                  2001              2000
                                                      (In thousands)
First mortgage loans secured by:
     One-to-four-family residential ...........   $ 413,712      409,600
     Construction and land ....................      22,951       13,006
     Multi-family units .......................      20,304       17,602
     Commercial real estate, churches and other     108,804       79,729
Consumer loans ................................     119,357       95,824
Commercial loans ..............................      18,814       14,677
                                                     ------       ------

         Subtotal .............................     703,942      630,438

Undisbursed portion of loans in process .......     (14,310)     (12,128)
Net deferred loan costs .......................         592          726
Allowance for loan losses .....................      (4,289)      (3,552)
                                                     ------       ------

Loans, net.....................................   $ 685,935      615,484
                                                  =========      =======

     An analysis of the change in the allowance for loan losses follows:

                                   Year Ended December 31,
                                   -----------------------
                           2001           2000        1999
                           ----           ----        ----
                                    (In thousands)

Balance at January 1 ....   $ 3,552      2,811      2,283
Net loans charged-off ...      (378)      (139)      (191)
Provision for loan losses     1,115        880        719
                              -----        ---        ---

Balance at December 31 ..   $ 4,289      3,552      2,811
                    ==      =======      =====      =====

     The following summarizes the amount of impaired loans at December 31, 2001 and 2000, all of which are collateral dependent (in thousands):

                                                              At December 31,
                                                               2001     2000
Loans identified as impaired:
Gross loans with no related allowance for losses            $   --        --
Gross loans with related allowance for losses recorded ..      306     1,280
         Less:  Allowances on these loans ...............     (150)     (192)
                                                              ----      ----

    Net investment in impaired loans ....................   $  156     1,088
                                                            ======     =====

     The  average  net  investment  in  impaired   loans  and  interest   income
          recognized and received on impaired loans during the years ended December 31, 2001, 2000 and 1999 was as follows (in thousands):

                                                      Year Ended December 31,
                                                      -----------------------
                                                      2001    2000    1999
                                                      ----    ----    ----

Average net investment in impaired loans .........   $ 581   1,117   1,152
                                                     =====   =====   =====

Interest income recognized on impaired loans .....   $  81      46      84
                                                     =====   =====   =====

Interest income received on impaired loans .......   $  81      46      84
                                                     =====   =====   =====

     During the second quarter of 2001, an impaired loan in the amount of $1.3 million was repaid.

     The Company originates or purchases nonresidential real property loans. These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Nearly all of the Company's real property loans were collateralized by real property in Lake, Sumter and Citrus Counties, Florida.

     Nonaccrual loans at December 31, 2001 and 2000 totaled $1.9 million and $2.5 million, respectively. For the years ended December 31, 2001, 2000 and 1999, interest income on loans would have been increased approximately $116,000, $230,000 and $99,000, respectively, if the interest on nonaccrual loans had been recorded under the original terms of such loans.

    Loans serviced for others, consisting solely of participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $1.5 million and $.9 million at December 31, 2001 and 2000, respectively.


(4)  Premises and Equipment
     Components of premises and equipment were as follows:

                                    At December 31,
                                    ---------------
                                  2001          2000
                                  ----          ----
                                    (In thousands)
Cost:
    Land ....................   $  4,115       3,134
    Building and improvements     11,672       8,799
    Furniture and equipment .      2,882       2,901
    Construction in progress         158         955
                                  ------       -----

         Total cost .........     18,827      15,789

Less accumulated depreciation     (4,489)     (4,299)
                                  ------       -----

    Net book value ..........   $ 14,338      11,490
                                ========      ======

     Certain Company  facilities  are leased  under  various  operating  leases.
          Rental expense was $118,000,  $180,000 and $195,000 in 2001,  2000 and
          1999, respectively. At December 31, 2001, future minimum rental commitments under noncancellable leases were as follows (in thousands):

              Year Ending
              December 31,                               Amount

                   2002............................     $  68
                   2003............................        60
                   2004............................        62
                   2005............................        65
                   2006............................        68
                   Thereafter......................        71
                                                           --

                                                       $ 394
                                                       =====

     (5)  Deposits

          The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $107.2 million and $61.9 million at December 31, 2001 and 2000, respectively.

     At December 31, 2001, the scheduled maturities of certificates of deposit were as follows (in thousands):

              Year Ending

                   2002............................   $ 314,743
                   2003............................      99,363
                   2004............................      16,133
                   2005............................       2,109
                   2006............................       2,392
                                                          -----

                                                      $ 434,740
                                                      =========

(6)  Advances from Federal Home Loan Bank and Other Borrowings

     As of December 31, 2001, the Bank had $154.0 million in Federal Home Loan Bank of Atlanta ("FHLB") advances outstanding. These advances had a weighted-average interest rate of 5.73% and interest rates and maturities as follows (dollars in thousands):

                                           Interest         At December 31,
                                           --------         ---------------
              Year Ending December 31,       Rate         2001          2000
                                            -------       ----          ----

                   2002..................   6.10%   $    5,000        5,000
                   2002..................   5.96%       15,000       15,000
                   2002..................   4.03%        5,000        -
                   2003..................   4.90%       10,000       10,000
                   2003..................   4.91%        6,000        -
                   2003..................   4.53%        5,000        -
                   2003..................   3.77%        5,000        -
                   2004..................   6.05%       10,000       10,000
                   2005..................   6.39%(B)    20,000       20,000
                   2005..................   6.60%(B)    13,500       13,500
                   2005..................   6.68%(B)    12,500       12,500
                   2005..................   6.31%(B)     7,000        7,000
                   2005..................   6.04%(B)    10,000       10,000
                   2005..................   6.00%(B)     6,000        6,000
                   2006..................   1.95%(A)     5,000        -
                   2009..................   6.39%(B)    14,000        14,000
                   2011..................   4.44%(B)     5,000        -
                                                      -----------   ---------
                         Total...................... $ 154,000       123,000
                                                     ============   ========

     (A)  Adjustable Rate

     (B) The FHLB has the option to convert to an adjustable rate in future years.

     The security agreement with FHLB includes a blanket floating lien requiring the Bank to maintain first mortgage loans as pledged collateral in an amount equal to at least, when discounted at 75% of the unpaid principal balances, 100% of these advances. The FHLB stock is also pledged as collateral for these advances. At December 31, 2001, the Bank could borrow up to $216.4 million under the FHLB security agreement.

     The Bank has an $8 million line of credit facility with one of its correspondent banks, under which the Bank may draw funds for daily liquidity. Borrowings under this line of credit must be repaid within seven days. The line of credit bears a floating interest rate equal to the average federal funds rate and expires on June 30, 2002. As of December 31, 2001, the Bank has not used this line of credit.

     Other borrowed funds were composed of retail repurchase agreements with customers. The Company enters into retail repurchase agreements with customers in which the funds received are accounted for as borrowings to the Company. The total amount outstanding under these agreements at December 31, 2001 and 2000 were $13.3 million and $6.4 million, respectively. The Company pledged securities with a carrying value of $18.7 million and $9.9 million as collateral for these agreements at December 31, 2001 and 2000, respectively.

(7)  Income Taxes

     The Holding Company and its subsidiaries file consolidated federal and state income tax returns. Income taxes are allocated proportionally to the Holding Company and each of the subsidiaries as though separate income tax returns were filed.

     The income tax provision is summarized as follows:

                                                 Year Ended December 31,
                                                 -----------------------
                                         2001         2000           1999
                                         ----         ----           ----
                                                 (In thousands)

              Current  .............   $ 3,948         3,864        3,408
              Deferred .............      (251)         (500)         (112)
                                          ----          ----          ----

                                       $ 3,697         3,364        3,296
                                       =======         =====        =====

     The effective tax rate on income before income taxes differs from the U.S. statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                              Year Ended December 31,
                                              -----------------------
                                     2001             2000           1999
                              ---------------    -------------  ---------------
                               Amount       %      Amount   %     Amount     %
                               ------       -      ------   -     ------     -
                                          (Dollars in thousands)
Taxes on income at U.S. ..
     statutory rate ......   $ 3,395      34.0%  $ 2,949   34.0% $ 2,957   34.0%
State income taxes, net of
     federal tax benefit .       341       3.4       324    3.7      297    3.4
Other, net ...............       (39)      (.4)       91    1.1       42     .5
                                 ---       ---        --    ---       --     --

Taxes on income at
     effective rates .....   $ 3,697      37.0%  $ 3,364   38.8% $ 3,296   37.9%
                             =======      ====   =======   ====  =======   ====

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax asset relate to the following:

                                                       At December 31,
                                                       ---------------
                                                      2001          2000
                                                      ----          ----
                                                       (In thousands)
Deferred tax assets:
     Allowance for loan losses ......................   $1,263      902
     Accrued interest ...............................        9       64
     RRP incentive plan .............................       74       79
     Deferred loan fees .............................       24       48
     Other ..........................................       24       81
                                                            --       --

Gross deferred tax assets ...........................    1,394    1,174
                                                         -----    -----

Deferred tax liabilities:
     FHLB stock dividends ...........................      349      347
     Building and land ..............................      334      334
     Accumulated depreciation .......................      155      183
     Unrealized gain on securities available for sale      265       48
     Deferred loan costs ............................       17       22
                                                            --       --

Gross deferred tax liabilities ......................    1,120      934
                                                         -----      ---

Net deferred tax asset ..............................   $  274      240

     Retained earnings at December 31, 2001 and 2000 includes approximately $5.8 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2.2 million at December 31, 2001 and 2000.

     The Small Business Job Protection Act of 1996 (the "1996 Act") enacted on August 2, 1996 requires savings institutions, such as the Bank, to recapture certain portions of their accumulated bad debt reserves, and eliminated the Percentage of Taxable Income Method of accounting for bad debts for tax purposes. The Bank was required to change its method of accounting for bad debts for tax purposes effective January 1, 1996. In addition, the Bank was required to recapture the excess of its bad debt reserves at December 31, 1995 over its base year reserves at December 31, 1987, ratably over a six-year period beginning in 1998. At December 31, 2001, the Bank had approximately $262,000 of deferred tax liabilities recorded for the recapture of its excess bad debt reserves.

     (8)  Financial  Instruments

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

     The estimated fair values of the Company's financial instruments were as follows:

                                      At December 31, 2001           At December 31, 2000
                                     Carrying           Fair         Carrying          Fair
                                      Amount            Value         Amount          Value
                                      ------            -----         ------          -----
                                                   (In thousands)
Financial assets:
     Cash and cash equivalents ...   $ 49,792           49,792         30,481       30,481
     Securities available for sale     59,503           59,503         42,717       42,717
     Loans .......................    685,935          689,362        615,484      616,345
     Accrued interest receivable .      4,193            4,193          3,750        3,750
     Federal Home Loan Bank stock       7,700            7,700          6,150        6,150

Financial liabilities:
     Deposit liabilities .........    585,128          587,642        518,885      517,672
     Advances from FHLB ..........    154,000          161,205        123,000      123,201
     Other borrowed funds ........     13,327           13,327          6,376        6,376

A summary of the notional amounts of the Company's financial instruments which approximates fair value, with off-balance-sheet risk at December 31, 2001, follows:


                                                         Notional
                                                          Amount
                                                       (In thousands)

                Commitments to extend credit ..........    $21,059
                                                           =======

                Unused lines of credit ................    $45,763
                                                           =======

                Undisbursed portion of loans in process    $14,310
                                                           =======

                Standby letters of credit .............    $ 1,725
                                                           =======

(9) Significant Group Concentration of Credit Risk

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Lake, Sumter and Citrus County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Lake, Sumter and Citrus County areas. In addition, the Company has a concentration of single-family residential mortgage loans in a specific residential retirement community of approximately $110.0 million at December 31, 2001.

The contractual amounts of credit related financial instruments such as commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

(10)  Related Parties

Loans to directors and executive officers of the Company were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers were as follows:

                              Year Ended
                              December 31,
                              ------------
                        2001         2000
                        ----         ----
                           (In thousands)

Beginning balance ..   $ 5,413      4,983
Loans originated ...     4,086      1,436
Principal repayments    (2,714)    (1,006)
                        ------     ------

     Ending balance    $ 6,785      5,413
                       =======      =====

(11)  Commitments and Contingencies

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

(12)  Restrictions on Retained Earnings

     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2001, approximately $20.7 million of retained earnings were available for dividend declaration without prior regulatory approval.

(13)  Regulatory Matters

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2001, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, tier I (core), tier I (risk-based) and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and percentages at December 31, 2001 and 2000 are also presented in the tables.

                                                                                                               To Be Well
                                                                                    Minimum                    Capitalized
                                                                                  For Capital                  For Prompt
                                                                                   Adequacy                Corrective Action
                                                         Actual                    Purposes                    Provisions
                                                     -------------------        ---------------            --------------------
                                                      %           Amount        %         Amount            %           Amount
                                                      -           ------        -         ------            -           ------
           As of December 31, 2001:                                    (Dollars in thousands)
           Stockholders' equity, and
               ratio to total assets.........       7.3%       $  60,108
           Less: investment in
               nonincludable
               subsidiary....................                       (477)
           Unrealized gain on
               available-for-sale
               securities....................                       (490)
                                                                    ----

           Tangible capital,
               and ratio to adjusted
               total assets..................       7.2%       $  59,141       1.5%        $ 12,344
                                                               =========                   ========

           Tier 1 (core) capital, and
               ratio to adjusted total
               assets....................           7.2%       $  59,141       3.0%        $ 24,688         5.0%       $ 41,147
                                                               =========                  ========                    ========

           Tier 1 capital, and ratio
               to risk-weighted assets.......      10.8%          59,141       4.0%        $ 21,933         6.0%       $ 32,900

           Less: nonincludable
               investment in 80%
               land loans....................                       (656)

           Tier 2 capital (allowance for
               loan losses)..................                      4,035
                                                                   -----

           Total risk-based capital,
               and ratio to risk-
               weighted assets...............      11.4%      $   62,520       8.0%        $ 43,867        10.0%       $ 54,833
                                                              ==========

           Total assets......................                  $ 823,916
                                                               =========

           Adjusted total assets.............                  $ 822,946
                                                               =========

           Risk-weighted assets..............                  $ 548,332
                                                               =========



                                                                                To Be Well
                                                             Minimum            Capitalized
                                                           For Capital           For Prompt
                                                            Adequacy          Corrective Action
                                        Actual              Purposes             Provisions
                                      --------------     ------------------   ----------------
                                       %       Amount      %        Amount     %       Amount
                                       -       ------      -        ------     -       ------
   As of December 31, 2000:                           (Dollars in thousands)
   Stockholders' equity,
       and ratio to total
    assets ..................        7.88%   $  56,130
Less: investment in
    nonincludable
    subsidiary ..............                     (485)
Unrealized gain on
    available-for-sale
    securities ..............                     (175)

Tangible capital,
    and ratio to adjusted
    total assets ............        7.80%   $   55,470    1.5% $   10,670
                                              =========          =========

Tier 1 (core) capital, and
    ratio to adjusted total
    assets ..................        7.80%    $  55,470     3.0% $  21,340   5.0%  $  35,567
                                              =========          =========          ========

Tier 1 capital, and ratio
    to risk-weighted assets .       12.45%       55,470     4.0% $  17,824   6.0%  $  26,736

Less: nonincludable
    investment in 80%
    land loans ..............                     (245)
                                                  ----

Tier 2 capital (allowance for
    loan losses) ............                    3,477
                                                 -----

Total risk-based capital,
    and ratio to risk-
    weighted assets .........       13.17%    $  58,702     8.0% $  35,648   10.0%  $ 44,560
                                              =========          =========          ========

Total assets ................                 $ 712,001
                                              =========

Adjusted total assets .......                 $ 711,341
                                              =========

Risk-weighted assets ........                 $ 445,597
                                              =========


(14)  Conversion to Stock Savings Bank

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

(15)  401(k) Plan

     Effective January 1, 2001, the Board of Directors approved the transfer from the multi-employer 401(k) plan the Company had participated in, to a single employer 401(k) plan ("KSOP"), and the simultaneous combination of that plan with the Employee Stock Ownership Plan discussed in Note 16. Under the new KSOP, participation is open to all employees the month after hire date (for purposes of employer contributions, one year of service is required), and participants have the twelve investment options offered by the previous plan, plus a Company stock fund. The Company makes a contribution of at least 3% of compensation (for all participants who have met the one-year of service requirement), which vests immediately. In addition, the Company will make a discretionary matching contribution (for all participants who have met the one-year of service requirement), which will vest after five years of service. For 2001, the Board approved a matching contribution equal to 100% of employees' deferrals up to 3% of compensation, which totaled $282,000. The amounts of employee and employer contributions under the KSOP, 401(k) and the ESOP are subject to IRS limitations.

     Prior to January 1, 2001, the Company had a defined contribution profit sharing 401(k) plan (the "401(k) Plan"). All employees who met a minimum service requirement (1,000 hours of service in a twelve-month period) participated in the Plan. Under the 401(k) Plan, a participant could elect to contribute up to 15% of their annual compensation, subject to IRS limitations on total annual contributions. The Company made contributions to the 401(k) Plan on a monthly basis at two percent of participants' compensation. Contributions to the 401(k) Plan for the years ended December 31, 2000 and 1999 were $65,700 and $54,000, respectively.

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

     StockOption Plan.  The Company has a Stock Option Plan under which  460,303 common shares are authorized to be granted to directors, officers and employees of the Bank. Shares granted under the Option Plan are exercisable at the market price at the date of grant. Such incentive stock options granted to officers and employees are exercisable in three equal annual installments, with the first installment becoming exercisable one year from the date of grant. Options granted to outside directors are exercisable immediately, but any common shares obtained from exercise of the options may not be sold prior to one year from the date of grant. All options expire at the earlier of ten years for officers and employees or twenty years for directors from the date of grant or one year following the date which the outside director, officer or employee ceases to serve in such capacity. At December 31, 2001, 33,714 shares remain available for grant to future directors, officers and employees.

     The following is a summary of option transactions:
                                                                  Weighted-
                                               Range of           Average
                                 Number        Per Share         Per Share
                                of Shares    Option Price         Price
                                ---------    ------------         -----

Outstanding, December 31, 1998    273,200    $6.00-21.2       $  6.83
Granted ......................     16,250    16.75-17.63         17.56
Exercised ....................    (75,420)          6.00          6.00
                                  -------

Outstanding, December 31, 1999    214,030    6.00-21.25           7.93
Granted ......................      5,035         12.56          12.56
Exercised ....................    (34,217)   6.00-12.00           6.16
                                  -------

Outstanding, December 31, 2000    184,848    6.00-21.25           8.49
Exercised ....................    (51,307)   6.00-12.56           6.76
                                  -------

Outstanding, December 31, 2001    133,541    $ 6.00-21.25     $   9.02
                                  =======    ====== =====     ========

     The weighted-average remaining contractual life of the outstanding stock options at December 31, 2001, 2000 and 1999 was 7.7, 7.9 and 8.6 years, respectively.

     The outstanding options at December 31, 2001 were exercisable as follows:

                         Number                    Weighted-Average
                           of     Weighted-Average     Remaining
Year Ending December 31, Shares    Exercise Price   Contractual Life
                        ------    --------------   -----------------
                                                        (In years)

Currently exercisable   128,125   $    8.66                7.7
2002 ................     5,416       17.56                8.0
                          -----       -----                ---

                        133,541   $    9.02                7.7
                        =======   =========                ===

     During the years ended December 31, 2000 and 1999, 5,035 and 16,250 options were granted under the Option Plan. No options were granted under either plan during 2001. SFAS No. 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options granted, it was assumed that the risk-free interest rate was 7.0% for each period, an annualized dividend yield of approximately 2.0% would apply over the exercise period, the expected life of the options would be the entire exercise period and the expected stock volatility was 37% and 36%, respectively, for 2000 and 1999. For purposes of pro forma disclosures, the estimated fair value was included in expense in the period vesting occurs. The proforma information has been determined as if the Company had accounted for its stock options and share awards under the fair value method of SFAS No. 123 and is as follows (in thousands, except per share amounts):

                                                   Year Ended December 31,
                                                 -----------------------
                                               2001       2000        1999
                                                ----       ----        ----
Weighted-average grant-date fair value
    of options  issued during the year ....   $    --         28        133

Proforma net income .......................   $ 6,250      5,182      5,288
                                              =======      =====      =====

Proforma basic income per share ...........   $  1.76       1.46       1.49
                                              =======       ====       ====

Proforma diluted income per share..........   $  1.72       1.43       1.44
                                              =======       ====       ====

     Employee Stock Ownership Plan. Through December 31, 2000, the Company sponsored a leveraged ESOP that covered eligible employees who completed a year of service. The Bank made quarterly contributions to the ESOP equal to the ESOP's debt service. The ESOP Trust purchased 368,242 shares of common stock in the Company's initial public offering with the proceeds from a loan from the Company. That loan bore interest at a fixed-rate of six percent with principal and interest payable in equal quarterly installments over seven years and the loan was paid-off in December 2000. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from collateral and allocated to active employees based on the proportion of debt service paid during the year. The Company accounted for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP was recorded as debt and the cost of the shares pledged as collateral were reported as a contra equity account. As shares were released from collateral, the Company recorded compensation expense, and an offsetting credit to capital, equal to the current market price of the shares, and the shares became outstanding for income per share computations. Dividends on all ESOP shares were recorded as compensation expense as it was management's intention to allocate the dividends along with the shares when allocated. Compensation expense for the years ended December 31, 2000 and 1999 included the following ESOP related costs:

                                              Year Ended December 31,
                                              -----------------------
                                                 2000     1999
                                                 ----     ----
                                                  (In thousands)

Amortization of the original cost, $6 per share   $316    315
Market appreciation of the FFLC shares ........    395    534
Dividends on ESOP shares ......................     --     23
                                                   ---    ---

     Total ....................................   $711    872
                                                  ====    ===

     Effective January 1, 2001, the Board of Directors approved the combining of the ESOP with the Company's 401(k) Plan to form a new Plan, the KSOP. (See Note 15). In connection therewith, the Company makes quarterly profit-sharing contributions in amounts approved by the Board, and those contributions are allocated to the accounts of participating employees on a quarterly basis. Company contributions under the KSOP vest after five years of service. For 2001, the Board approved profit-sharing contributions equal to four percent (4%) of the Bank's operating net income, which were made after each quarter based on the actual results of the preceding quarter. During the year ended December 31, 2001, the Company made profit sharing contributions totaling $231,000 to the KSOP. The Plan allows the Company to fund such KSOP contributions by either issuing shares, or purchasing the required number of shares on the open market. As these shares are allocated on a quarterly basis, the Company records compensation expense, and either an offsetting credit to capital (in the event that new shares are issued) or to cash (in the event that shares are purchased on the open market), equal to the current market price of the shares. The shares become outstanding for income per share computations when allocated.

     Recognition and Retention Plan. The Company adopted, and the shareholders approved, an RRP for directors, officers and employees to enable the Bank to attract and retain experienced and capable personnel. On January 4, 1994, the conversion date, 184,122 shares of common stock were purchased for the RRP which included 8,067 shares reserved for future directors, officers and employees. The shares were granted in the form of restricted stock to be earned in three equal annual installments beginning April 4, 1995. The RRP shares purchased in the conversion initially were excluded from stockholders' equity. The Company recognized compensation expense in the amount of the fair market value of the common stock at the grant date of $6 per share, pro rata over the years (1996, 1995 and 1994) during which the shares were earned and payable and recorded a credit to stockholders' equity. The shares are entitled to all voting and other shareholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

     If a holder of restricted stock under the RRP terminated employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeited all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted. Forfeitures are reallocated to eligible participants annually. At December 31, 2001, 2,735 shares remain reserved for future directors, officers and employees.

(17)  Stock Repurchase Program

     In September 1998, the Company's Board of Directors approved a program which allowed the Company to acquire 369,285 shares of common stock in the open market. During 2001, 2000, 1999 and 1998, the Company repurchased 19,936, 95,562, 147,102 and 32,025 shares, respectively or 5.4%, 25.9%, 39.8% and 8.7%, respectively under this program. At December 31, 2001, the Company can still repurchase an additional 74,660 shares under this program.

(18)  Dividend Reinvestment Plan

     On January 7, 2000, the Company established a Dividend Reinvestment Plan (the "DRP"). The DRP was approved by the Board of Directors on December 30, 1999 and is intended to provide stockholders of record of at least 50 shares with a convenient and economical way to automatically reinvest all or a portion of their cash dividends and to invest optional cash payments, subject to minimum and maximum purchase limitations, in additional shares of common stock. Stockholders pay no service charges or brokerage commissions for common stock purchased under the DRP. During the years ended December 31, 2001 and 2000, 19,341 and 19,969 shares of common stock, respectively, were purchased under the DRP of which 0 and 9,968 were new shares issued by the Company and 19,341 and 10,001 shares were purchased in the open market, respectively in these periods.

(19)  Parent Company Only Financial Statements

     Condensed financial statements of the Holding Company as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 are presented below. Amounts shown as cash, investment in subsidiaries, loans to subsidiaries and equity in earnings of subsidiaries are eliminated in consolidation.

                            Condensed Balance Sheets

                                                        At December 31,
                                                        ---------------
                                                       2001       2000
                                                       ----       ----
                                                        (In thousands)
    Assets

Cash, deposited with subsidiary ...................   $ 1,474       668
Investment in subsidiaries ........................    60,113    56,130
Loans to subsidiaries .............................     2,500     2,500
                                                        -----     -----

         Total assets .............................   $64,087    59,298
                                                      =======    ======

    Liabilities and Stockholders' Equity

Accrued expense and other liabilities .............        19        15
Stockholders' equity ..............................    64,068    59,283
                                                       ------    ------

         Total liabilities and stockholders' equity   $64,087    59,298
                                                      =======    ======

                         Condensed Statements of Income

                                                         Year Ended December 31,
                                                         -----------------------
                                                     2001       2000        1999
                                                     ----       ----        ----
                                                            (In thousands)

Revenues .......................................   $   130        179        261
Expenses .......................................     (160)      (170)      (190)

   (Loss) income before earnings of subsidiaries       (30)         9         71
   Earnings of subsidiaries ....................     6,319      5,300      5,331
                                                     -----      -----      -----

   Net income ..................................   $ 6,289      5,309      5,402
                                                   =======      =====      =====

                       Condensed Statements of Cash Flows

                                                                              Year Ended December 31,
                                                                            2001      2000        1999
                                                                            ----      ----        ----
                                                                                 (In thousands)
     Cash flows from operating activities:
     Net income ......................................................   $ 6,289      5,309      5,402
     Adjustments to reconcile net income to net cash (used in)
       provided by operations:
         Equity in earnings of subsidiaries ..........................    (6,319)    (5,300)    (5,331)
         Increase (decrease) in accrued expenses and other liabilities         4         (1)        13
                                                                          ------     ------     ------

              Net cash (used in) provided by operating activities ....       (26)         8         84
                                                                          ------     ------     ------

Cash flows from investing activities:
         Investment in subsidiaries ..................................        (5)        --         --
         Cash dividends received from subsidiaries ...................     2,700      2,500         --
         Repayment of loans to subsidiaries ..........................        --        316      3,315
                                                                          ------     ------     ------

              Net cash provided by investing activities ..............     2,695      2,816      3,315
                                                                          ------     ------     ------

Cash flows from financing activities:
         Purchase of treasury stock ..................................      (362)    (1,264)    (2,596)
         Proceeds from issuance of stock .............................       345        343        453
         Cash dividends paid .........................................    (1,846)    (1,716)    (1,600)
                                                                          ------     ------     ------

              Net cash used in financing activities ..................    (1,863)    (2,637)    (3,743)
                                                                          ------     ------     ------

Net increase (decrease) in cash ......................................       806        187       (344)

Cash at beginning of year ............................................       668        481        825
                                                                          ------     ------     ------

Cash at end of year ..................................................   $ 1,474        668        481
                                                                         =======        ===        ===


     (20) Quarterly Financial Data (Unaudited) The following tables present summarized quarterly data (in thousands, except per share amounts):


                                                Year Ended December 31, 2001
                                                ----------------------------
                                        First    Second    Third    Fourth
                                       Quarter   Quarter  Quarter   Quarter     Total
                                       -------   -------  -------   -------     -----

Interest income ...................   $13,979    14,344    14,429    14,289    57,041
Interest expense ..................     8,921     9,149     9,062     8,184    35,316
                                        -----     -----     -----     -----    ------

Net interest income ...............     5,058     5,195     5,367     6,105    21,725

Provision for loan losses .........       275       325       225       290     1,115
                                          ---       ---       ---       ---     -----
Net interest income after provision
     for loan losses ..............     4,783     4,870     5,142     5,815    20,610

Noninterest income ................       471       537       560       649     2,217
Noninterest expense ...............     2,963     3,052     3,201     3,625    12,841
                                        -----     -----     -----     -----    ------

Income before income taxes ........     2,291     2,355     2,501     2,839     9,986

Income taxes ......................       859       882       936     1,020     3,697
                                          ---       ---       ---     -----     -----

Net income ........................   $ 1,432     1,473     1,565     1,819     6,289
                                      =======     =====     =====     =====     =====

Basic income per common share .....   $   .41       .41       .44       .51      1.77
                                      =======     =====     =====     =====     =====

Diluted income per common share ...   $   .40       .40       .43       .50      1.73
                                      =======     =====     =====     =====     =====


                                                 Year Ended December 31, 2000
                                                 ----------------------------
                                         First    Second    Third    Fourth
                                        Quarter   Quarter  Quarter   Quarter     Total
                                        -------   -------  -------   -------     -----
Interest income ...................   $11,120    11,862    12,833    13,535    49,350
Interest expense ..................     6,395     7,016     8,013     8,641    30,065
                                        -----     -----     -----     -----    ------

Net interest income ...............     4,725     4,846     4,820     4,894    19,285

Provision for loan losses .........       200       260       210       210       880
                                          ---       ---       ---       ---       ---
Net interest income after provision
     for loan losses ..............     4,525     4,586     4,610     4,684    18,405

Noninterest income ................       403       443       413       423     1,682
Noninterest expense ...............     2,756     2,791     2,888     2,979    11,414
                                        -----     -----     -----     -----    ------

Income before income taxes ........     2,172     2,238     2,135     2,128     8,673

Income taxes ......................       855       861       828       820     3,364
                                          ---       ---       ---       ---     -----

Net income ........................   $ 1,317     1,377     1,307     1,308     5,309
                                      =======     =====     =====     =====     =====

Basic income per common share .....   $   .37       .39       .37       .37      1.50
                                      =======     =====     =====     =====     =====

Diluted income per common share ...   $   .36       .38       .36       .36      1.46
                                      =======     =====     =====     =====     =====

                               FFLC BANCORP, INC.
 (Parent Company of First Federal Savings Bank of Lake County and Subsidiary and
                           First Alliance Title, LLC)
                                Leesburg, Florida


                    Audited Consolidated Financial Statements

                          At December 31, 2001 and 2000
                        and for each of the Years in the
                    Three-Year Period Ended December 31, 2001


                  (Together with Independent Auditors' Report)

                          Independent Auditors' Report

The Board of Directors
FFLC Bancorp, Inc.
Leesburg, Florida:

     We have audited the accompanying consolidated balance sheets of FFLC Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


HACKER, JOHNSON & SMITH PA
Orlando, Florida
January 11, 2002

                          AUDITED FINANCIAL STATEMENTS

                               FFLC BANCORP, INC.

                             DIRECTORS AND OFFICERS

Directors:                     Occupation
----------                     ----------

Claron D. Wagner
Chairman of the Board          President, Woody Wagner, Inc.

James P. Logan
Vice Chairman                  President/Owner, Logan Sitework Contractors, Inc.

Joseph J. Junod
Ted R. Ostrander, Jr.          Retired, General Manager, Avesta Sheffield Pipe
H.D. Robuck, Jr.               President, Lassiter-Ware, Inc.
Howart H. Hewitt               Attorney; CEO, Ro-Mac Lumber & Supply, Inc.
Stephen T. Kurtz               President/Owner, Hewitt Construction Company
Paul K. Mueller                President, FFLC Bancorp, Inc. & Subsidiaries
                               Executive Vice President, FFLC Bancorp, Inc. &
                               Subsidiaries

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

Stephen T. Kurtz
President and Chief Executive Officer

Paul K. Mueller
Executive Vice President and Treasurer

Sandra L. Rutschow
Vice President and Secretary

                           FIRST FEDERAL SAVINGS BANK
                                 OF LAKE COUNTY

                        DIRECTORS, OFFICERS AND MANAGERS


DIRECTORS
---------


Claron D. Wagner                                                Donna Boyett
Chairman of the Board                                           Assistant Vice President and Branch
                                                                Operations Coordinator
James P. Logan
Vice Chairman                                                   Norma Caron
                                                                Assistant Vice President and Checking Department Manager
Joseph J. Junod
Ted R. Ostrander, Jr.                                           James M. Combs
H.D. Robuck, Jr.                                                Assistant Vice President and Indirect Loan Manager
Howard H. Hewitt
Stephen T. Kurtz                                                Lori Farfaglia
Paul K. Mueller                                                 Assistant Vice President and Fruitland Park Branch Manager

Advisory Directors                                              Janet B. Farrar
                                                                Assistant Vice President and Branch
James R. Gregg                                                  Operations Coordinator
James H. Herlong
Horace D. Robuck                                                Penny Hollis
                                                                Assistant Vice President and Compliance Officer
OFFICERS
                                                                Cindy Lay
Stephen T. Kurtz                                                Assistant Vice President and Data Manager &
President                                                       MIS Coordinator
Chief Executive Officer
                                                                Charles L. Lee
Paul K. Mueller                                                 Assistant Vice President and Security Officer
Executive Vice President
and Treasurer                                                   Marilyn Leugers
                                                                Assistant Vice President and Main Office Branch Manager
Dwight L. Hart
Senior Vice President and Mortgage Loan Manager                 Sandra A. Rowe
                                                                Assistant Vice President and Loan Servicing Manager
Joseph D. Cioppa
Senior Vice President and Commercial Loan Manager               Leigh S. Skehan
                                                                Assistant Vice President and Marketing Officer
Paul S. Allen
Senior Vice President, Audit, Planning and Budget               John Beaulieu
                                                                Investment Officer
Jay Bartholomew
Senior Vice President and Retail Banking Manager                Craig S. Cannon
                                                                Bushnell Branch Manager
Brenda M. Grubb
Senior Vice President and Human Resources Manager               James R. Cummings
                                                                Collections Manager
Susan L. Berkebile
Vice President and Area Loan Manager                            Cindy Deeb
                                                                Citrus Ridge Office Manager
Michael J. Cox
Vice President and Area Loan Manager                            Karen A. Dixon
                                                                Inverness Loan Officer
Jankie Dhanpat
Vice President, SEC Reporting & Controller                      Dee Dee Dye
                                                                Lady Lake Office Manager
James D. Haug
Vice President and Lady Lake Branch Manager                     Craig Dykstra
                                                                Investment Officer
Lawrence E. Hoag
Vice President and Operations Manager                           Amy L. Eckert
                                                                Business Development Officer
Stephanie Hodges
Vice President and Secondary Market Manager                     Cinda Franklin
                                                                Citrus Ridge Branch Manager
Brian R. Hofer
Vice President and Commercial Loan Officer                      Gregory F. Heckler
                                                                Main Street Office Manager
Karen Hollister
Vice President and Loan Operations Manager                      Doris E. Hyatt
                                                                Loan Closing Manager & Assistant Secretary
Tara Keane
Vice President and Eustis Branch Manager                        Mark Lachowicz
                                                                Inverness Office Manager
B. Stan McCullars, Jr.
Vice President Finance                                          Hilda Lozano
                                                                Eustis Office Manager
Dennis R. Rogers
Vice President, Wildwood Branch Manager and                     Michael J. Price
Area Loan Manager                                               Eustis Loan Officer

Sandra L. Rutschow                                              Leslie Rocha
Vice President and Corporate Secretary                          Clermont Office Manager

Sandra L. Seaton                                                Pamela Self
Vice President and South Leesburg Branch Manager                Fruitland Park Office Manager

Raynard S. (Ray) Taylor                                         Carol A. Sieder
Vice President and Commercial Loan Officer                      South Leesburg Office Manager

Phil Tompetrini                                                 Catherine M. Wallin
Vice President and Inverness Branch Manager                     Lake Square Office Manager

Tara Wainwright                                                 Bob Wedlock
Vice President and Clermont Branch Manager                      Information Technology Manager

Lynda F. Wemple                                                 Betty Wolcott
Vice President and Accounting Manager                           Facilities & Purchasing Manager

Vickie S. Baxter                                                Sylvie Zimmerman
Assistant Vice President and Loan Officer                       Wildwood Office Manager

Victoria M. Boren
Assistant Vice President and Deposit Administrator


                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                     is Proud of the Outstanding Service its
           Employees Provide to the Community and the People it Serves



MAIN OFFICE & ADMINISTRATION:

Paul S. Allen               Jennette L. Roode             Misty A. Greene
Emily C. Ashline            Landa A. Rossman              Brian R. Hofer
Talera Baker                Sandra A. Rowe                Janna R. Mitchell
Patricia A. Baldwin         Sandra L. Rutschow            Fay E. Phillips
Jay R. Bartholomew          James Schaeffer               Leslie A. Rocha
Vickie S. Baxter            Dorene K. Shahan              Sharon M. Slack
Victoria M. Boren           Brandi L. Shaw                Tara H. Wainwright
Barbara Boscana             Margaret M. Siegel            Darla Jean Williams
Donna L. Boyett             Claire M. Smith
Deena M. Bryant             Jill S. Spires                EUSTIS OFFICE:
Norma J. Caron              Lynn P. Stoffel
Maryann D. Chantos          Raynard S. Taylor             Amanda L. Collier
Shu Een Chen-Noble          Michelle M. Thompson          Michael  Cox
Constance P. Christian      Virginia D. Vann              Vivian R. Curry
Joseph D. Cioppa            Mary T. Walsh                 Tara A. Keane
Tina R. Clancy              Robert R. Wedlock             Hilda Lozano
Sheila C. Coffey            Lynda F. Wemple               Natasha L. Pender
Carlos E. Colon             Margaret R. White             Michael J. Price
James M. Combs              Rhonda L. Wilkerson           Natalie L. Rice
Diane S. Cook               Joyce L. Williams             Carolyn A. Rodgers
Judith A. Cook              Betty L. Wolcott              Tamika J. Rolle
Barbara A. Cordes           Lisa K. Woolwine              Juanita L. Taylor
Jewel M. Correll            Jeffrey W. Wright             Sharlene M. Willis
Robert Cumm                 Catherine J. Wrobleski        Karen E. Wright
Jason A. Davis
Cheryl A. Davis             FRUITLAND PARK OFFICE:        WILDWOOD OFFICE:
Dawn Rene Davison
Ginger L. Devine            Lori M. Farfaglia             Dana L. Fields
Jankie Dhanpat              Charlana M. Fenwick           Linda Gallop
Alma H. Dunbar              Kimberly L. Jones             Latahna J. Green
Mary A. Durre               Cynthia M. Page               Sophia A. Hamilton
Martha M. Duty              Pamela Self                   Crystal L. House
Craig A. Dykstra            Jennifer A. Strow             Jennifer L. McDowell
Amy L. Eckert               Delphine C. Williams          Dennis R. Rogers
Janet B. Farrar                                           Crystal L. Thompson
Linda S. Finn               LADY LAKE OFFICE:             Cathy H. Watson
Ruth E. Franzoni                                          Sylvie M. Zimmerman
Terry J. French             Jamie L. Abbott
Joan  P. Gibson             John A. Beaulieu              SOUTH LEESBURG OFFICE:
Linda J. Giggey             Karen L. Bednarik
Zoann Goodman               Sonja K. Craig                Janis L. Brown
Jennifer Grovesteen         Estelle E. Crawley            Sandra L. Seaton
Brenda M. Grubb             Deedee A. Dye                 Carol A. Sieder
Dwight L. Hart              James D. Haug                 Brandi M. Simko
Lawrence E. Hoag            Constance L. Merrell-Kasch    Eva J. Snead
Stephanie Hodges            Brenda A. Simmons             Catherine N. Williams
Carol B. Holley             Patricia L. Sizemore          Paula D. Williams
Penny M. Hollis             Heather L. Varner
Karen L. Hollister          Vanessa D. Wall               INVERNESS:
Rebecca B. Huffman          Betty T. Woods
Mary C. Hurst                                             Karen A. Dixon
Doris E. Hyatt              MAIN STREET OFFICE:           Jamie R. Hemmendinger
Patricia B Inman                                          Teresa A. Kuechle
Bobby H. Inscoe             Kari K. Caulk                 Mark Lachowicz
Juanita F. Jackson          Brandy A. Dawkins             Judith Lamontagne
Jennifer D. Jennings        Debra L. Eastwood             Jean Reese
Sondra Jones                Gregory F. Heckler            Lillian G. Russo
Kenneth G. Kramer           Cynthia A. Lord               Phil P. Tompetrini
Stephen T. Kurtz            Angela N. Phillips
Linda N. Landers            Kristin E. Young              CITRUS RIDGE:
Nancy J. Lane
Linda B. Law                LAKE SQUARE                   Stephany M. Barr
Cynthia M. Lay              MALL OFFICE:                  Cynthia M. Deeb
Leslie A. Leach                                           Cinda K. Franklin
Charles L. Lee              Melissa R. Adams              Christine M. Martinez
Betty J. Leech              Christin M. King              Erma R. Moore
Marilyn A. Leugers          Shannon J. Peters             Sarah L. Williams
Angie R. Liston             Regina D. Shiver
Margaret H. Locke           Catherine M. Wallin
B. Stan McCullars Jr.                                     BUSHNELL:
Annette McCullough          CLERMONT OFFICE:
Tammy Mizell                                              Elaine Buzzerd
Erika R. Morgan             Susan Lynn Berkebile          Craig S. Cannon
Keri L. Morris              Dena M. Castro                Betty J. Hewett
Paul K. Mueller             Paula N. Coffman              Natalie D. Langford
John R. Nelson              Lynda S. Cole                 Megan L. Marsh
Marquisa L. Parham          Zaida I. Colon                Inge Pelfrey
Tricka M. Parker            Birgit M. Fox
Connie J. Rhodes            Donna L. Franklin
Natalie J. Rojas            Judy L. Garafola




