Form 10-K, Exhibit 13
FFLC BANCORP INC
filed 2003-03-25
CIK 912738

FFLC BANCORP, INC.
                               2002 ANNUAL REPORT


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

                                    CONTENTS

                                                                            Page

Corporate Profile, Corporate Organization and General Information .............1
Office Locations and Common Stock Prices and Dividends ........................2
Consolidated Financial Highlights .............................................3
Letter to Stockholders ......................................................4-5
First Federal Website and Online Banking.....................................6-7
Selected Consolidated Financial Data and Financial Ratios....................8-9
Management's Discussion and Analysis of Financial
    Condition and Results of Operations ...................................10-20
Consolidated Financial Statements .........................................21-53
Independent Auditors' Report..................................................54
Directors and Officers of FFLC Bancorp, Inc. .................................55
Directors and Officers of First Federal Savings Bank of Lake County...........56
Employees ....................................................................57




                                  Inside Cover

CORPORATE PROFILE

FFLC Bancorp, Inc. ("FFLC" or the "Holding Company") was incorporated in Delaware on September 16, 1993, and acquired First Federal Savings Bank of Lake County (the "Bank") (together, the "Company") in connection with the Bank's conversion to stock form on January 4, 1994. The Holding Company is a savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") which transacts its business through its subsidiary, the Bank. The Bank is a community-oriented savings institution, chartered in 1934, which offers a variety of financial services to individuals and businesses primarily located in Lake County, Sumter County, Citrus County and Marion County, Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). During 2001, First Alliance Title, LLC, a 90% owned subsidiary of the Holding Company, was formed to operate as a title agency. During 2002, the Holding Company formed FFLC Statutory Trust I, a wholly-owned subsidiary for the sole purpose of issuing $5,000,000 of trust preferred securities.

CORPORATE ORGANIZATION

Holding Company
    FFLC Bancorp, Inc.

Subsidiaries
    First Federal Savings Bank of Lake County
    First Alliance Title, LLC
    FFLC Statutory Trust I

Bank's Subsidiary
    Lake County Service Corporation

GENERAL INFORMATION

Corporate Headquarters
     800 North Boulevard West, Post Office Box 490420, Leesburg, Florida 34749-0420
     Telephone:    Local       (352) 787-3311
                   Toll Free   (877) 955-2265
Annual Meeting
     The Annual Meeting of the Stockholders will be held at the Leesburg Community Building located at 109 East Dixie Avenue in Leesburg at 2:00 p.m. on May 8, 2003.

Form 10-K
     A copy of the Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by stockholders without charge upon written request to Sandra L. Rutschow, Vice President - Secretary, FFLC Bancorp, Inc., Post Office Box 490420, Leesburg, Florida 34749-0420. The Company's SEC filings, annual and quarterly reports and press releases are also available at our Website, http://www.1stfederal.com/fflc.htm., in the "FFLC Bancorp" section.

Stockholder Assistance
     Stockholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

     Registrar and Transfer Company
     10 Commerce Drive
     Cranford, New Jersey 07016
     800-368-5948
     Website:  http://www.rtco.com

Corporate Counsel
     George W. Murphy, Jr.
     Muldoon, Murphy & Faucette LLP
     5101 Wisconsin Avenue
     Washington, D.C. 20016

Independent Auditors
     Hacker, Johnson & Smith PA
     Certified Public Accountants
     930 Woodcock Road, Suite 211
     Orlando, Florida 32803

                             FIRST FEDERAL LOGO HERE
OFFICE LOCATIONS

MAP INSERT MAP - HALF PAGE






























COMMON STOCK PRICES AND DIVIDENDS

FFLC's common stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ") under the symbol FFLC. The following table sets forth market price information, based on closing prices, as reported by the NASDAQ for the common stock high and low closing sales prices and the amount of dividends paid on the common stock for the periods indicated. See Note 21 of the Consolidated Financial Statements for a summary of quarterly financial data.

                                                                         Cash
                                                                       Dividends
                                                                         Paid
                                                      High      Low    Per Share
                                                      ----      ---    ---------
         Quarter Ended:

         March 31, 2001...........................  19.250    14.875      .13
         June 30, 2001............................  19.950    18.500      .13
         September 30, 2001.......................  21.300    18.500      .13
         December 31, 2001........................  23.250    18.700      .13
         March 31, 2002...........................  25.350    20.300      .14
         June 30, 2002............................  28.350    24.800      .14
         September 30, 2002.......................  29.650    26.750      .14
         December 31, 2002........................  29.570    26.750      .14

As of January 31, 2003, the Company had 1,665 holders of record of common stock (includes shares held by brokers).


CONSOLIDATED FINANCIAL  HIGHLIGHTS
(Dollars in thousands, except per share amounts)

AT YEAR END:                                             2002           2001          2000
                                                         ----           ----          ----

Total assets ......................................   $  915,821       823,151       711,493
Loans, net ........................................   $  735,338       685,935       615,484
Securities ........................................   $   77,324        59,503        42,717
Deposits ..........................................   $  668,058       585,128       518,885
Equity ............................................   $   71,062        64,068        59,283
Book value per share ..............................   $    19.83         17.98         16.78
Shares outstanding ................................    3,583,275     3,563,932     3,532,561
Equity-to-assets ratio ............................         7.76%         7.78%         8.33%
Nonperforming assets to total assets ..............          .35%          .28%          .39%

FOR THE YEAR:

Interest income ...................................   $   56,533        56,485        49,128
Net interest income after provision for loan losses   $   25,205        20,054        18,183
Net income ........................................   $    8,836         6,289         5,309
Basic income per share ............................   $     2.47          1.77          1.50
Diluted income per share ..........................   $     2.42          1.73          1.46
Loan originations .................................   $  323,728       257,862       188,141
Return on average assets ..........................         1.00%          .82%          .82%
Return on average equity ..........................        13.05%        10.20%         9.24%
Average equity to average assets ratio ............         7.67%         8.05%         8.88%
Noninterest expense to average assets .............         1.68%         1.68%         1.76%

YIELDS AND RATES:


                                                             Weighted Average
                                                             Rate or Yield              Average Rate or Yield During
                                                              at December 31,              Year Ended December 31,
                                                       ------------------------------   ------------------------------
                                                             2002              2001        2002        2001      2000
                                                             ----              ----        ----        ----      ----

Loans .............................................           7.10%            7.61%       7.28%       7.99%      8.08%
Securities..............................................      4.45%            5.16%       3.76%       5.84%      6.47%
All interest-earning assets ............................      6.52%            7.17%       6.73%       7.71%      7.94%
Deposits................................................      2.84%            3.85%       3.27%       4.95%      5.07%
All interest-bearing liabilities .......................      3.29%            4.22%       3.72%       5.15%      5.28%
Interest-rate spread (1)................................      3.23%            2.95%       3.01%       2.56%      2.66%
Net yield on average interest-earning assets (2)........       N/A              N/A        3.22%       2.89%      3.08%

(1) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.
(2)  Net interest income divided by average interest-earning assets.

                                    LOGO HERE





Dear Stockholders:

I am pleased to report that 2002 was a solid year for your Company. In spite of an uncertain economy, we enjoyed a successful year, both in terms of the growth of the Bank and in operating earnings. During 2002, we again experienced record net income from operations, and increased quarterly cash dividends on our common stock. First Federal Savings Bank, the Company's subsidiary, set a new record for total assets, ending the year with total assets in excess of $915 million. Our success results from a team effort, and I want to take this opportunity to thank all of you - our stockholders, our employees, our customers, and our communities - for your efforts and support as we moved through 2002 and into 2003.

The Company's net income from operations increased 40%, from $6.3 million in 2001 to $8.8 million in 2002. On a diluted basis, net income per share increased 39% from $1.73 for 2001 to $2.42 for 2002. The increase in net income from operations was primarily due to the significant decrease in the cost of funds that the Bank experienced, as a result of the continued reductions in market interest rates that began in 2001.

In January 2003, your Board of Directors approved a 7% increase in the quarterly cash dividend, to $.15 per common share, from the $.14 per common share paid for the prior four quarters. That increase continues the practice of annual increases in effect since 1994, when the quarterly cash dividend was $.036 per common share (adjusted for the five-for-three stock split in November, 1997). In February, 2003, the Board approved a 3-for-2 split of our common stock, in the nature of a stock dividend. Stockholders will receive one additional share of common stock for every two shares held as of the close of business on February 28, 2003, which is the record date of the split. The payable date for the stock split dividend is March 14, 2003.

It is gratifying to note that our stock price rose over 42% during 2002, from $20.75 to $29.57. Since our initial public offering in 1994, our stock has yielded an average annual return, including dividends, of 20.85%. We remain convinced that our best strategy for creating long-term value to our stockholders is to focus on profitability and excellence in customer service.

Asset growth continues to be an important focal point for the Company. The Company's total assets grew 11%, from $823 million at December 31, 2001 to $916 million at December 31, 2002. During 2002, loans receivable grew 7%, from $686 million to $735 million. During 2002, the Bank's loan originations totaled $323.7 million, compared to $257.9 million in 2001. The Bank originated $148.3 million in residential loans, $95.1 million in commercial loans and $80.3 million in consumer loans in 2002. As reflected in our financial statements, those volume levels, as well as the increases in our cash and investment securities reflect significant increases over our results from fiscal 2001. In reviewing our financial statements, you will see that the Company's asset growth was funded primarily by an increase in the Bank's deposits. We are particularly pleased that, during 2002, the Bank's deposits grew 14% with a substantial portion of that growth in checking and other non-certificate of deposit accounts.

The Company's continued success and growth is the result of team effort by our employees to keep pace with the growth of our communities and the increasing competition in the financial services sector. In order to ensure that our customers have sufficient physical locations at which to conduct banking transactions, we have continued to expand our branch structure. During 2002, we opened branches at two new locations, relocated two branches to larger sites, and added one remote ATM location. We have plans to open two new branch locations in 2003.

Our customers continue to indicate a desire to conduct banking transactions electronically, and I am very pleased to report that First Federal Online Banking, our Internet banking solution, has continued to enjoy support from both our retail and commercial customers. We currently have over 2,900 registered users of our online banking service, which represents an increase over last year of approximately 61%.

If you have not had a chance to check out First Federal Online Banking, I encourage you to visit our website, www.1stfederal.com, and click the "Test Drive" button. I believe you will be pleased at how easily and completely you can check account balances, transfer funds, pay bills, and access cash management services (for commercial customers) on a 24-hour-a-day, 7-days-a-week basis. While you are at our website, I also encourage you to note all the other useful information, including our loan and deposit products, links to our press releases and financial reports, local weather, and links to some other "local-interest" websites.

Our customers have also welcomed our efforts to provide other financial services. We have been pleased with the positive feedback and customer acceptance of mutual funds, annuities, discount brokerage and financial planning services. These investment, retirement and financial planning services are being offered through a joint venture program with T.H.E. Financial Group, Ltd., an independent securities broker-dealer firm, and member of the NASD and SIPC. We began offering these services in 2001, and have been pleased with the growth in this area of the Bank's operations. We also continue to offer trust services to our customers, provided by the Trust Department of the First National Bank of Mount Dora under a referral agreement. In addition to these services, First Alliance Title, LLC, a 90% owned subsidiary of FFLC Bancorp, Inc., was formed to operate as a title agency, and we have begun to offer title agency services on a limited basis, primarily for construction loans.

I also want to take this opportunity to renew our commitment to honesty and integrity - in light of the disturbing examples of poor corporate governance so widely reported in the national press over recent months, I want you to know of our unrelenting commitment to the highest standards of ethics, fair and honest reporting, and sound corporate oversight on which this Company was founded and on which we continue to operate. We have carefully reviewed the unfolding of these stories, and the resulting laws and regulations that have been issued, and believe we are in compliance with all of those guidelines. We appreciate the trust that you have placed in us over the past years, and will strive in every way to continue to be worthy of that trust.

Community banking very much remains a "people" business. We are blessed to have a number of Directors and staff members who have been associated with the Bank for many years. Also, many new employees have joined the Bank with extensive banking experience in our market area. It is my belief that our team is second to none in terms of providing our customers with quality customer service.

We truly appreciate the loyalty and support of our stockholders, our customers, and our employees. We remain committed to increasing the long-term value of our Company. That commitment includes meeting the investment needs of our stockholders, the financial needs of our customers, the personal growth needs of our employees and the needs of the communities in which we have the privilege to serve. We believe FFLC Bancorp, Inc., is well positioned to meet those needs, and we look forward to the opportunities before us.

Cordially yours,




Stephen T. Kurtz
President and Chief Executive Officer

                             First Federal Logo Here








Visit First Federal's website at http://www.1stfederal.com. This site serves as a portal for First Federal banking services, local news, and information regarding our communities. From this site, customers can gain access to First Federal Online Banking, our fully interactive banking system, that allows bill payments, account inquiries, transfer of funds and more. In addition, commercial customers can access cash management tools, make tax payments and make payroll direct deposit payments through First Federal Online Banking. Also available at 1stfederal.com is current information about the Bank's locations, products and services. Investors can also get the latest information regarding FFLC Bancorp, including stock quotes, press releases, and financial data.

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

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

                                                                                                      At December 31,
                                                            ---------------------------------------------------------
                                                             2002           2001        2000      1999         1998
                                                             ----           ----        ----      ----         ----

Total assets..........................................      $ 915,821     823,151     711,493     590,432     463,820
Loans, net ...........................................        735,338     685,935     615,484     500,901     389,059
Cash and cash equivalents.............................         69,394      49,792      30,481      34,339      22,928
Securities ...........................................         77,324      59,503      42,717      36,909      40,392
Deposits   ...........................................        668,058     585,128     518,885     429,274     351,030
Borrowed funds........................................        168,303     167,327     129,376     102,914      56,789
Stockholders' equity..................................         71,062      64,068      59,283      55,637      53,223



                                                                                     For the Year Ended December 31,
                                                            --------------------------------------------------------
                                                               2002         2001        2000        1999        1998
                                                               ----         ----        ----        ----        ----

Interest income.......................................      $  56,533      56,485      49,128      38,383      31,870
Interest expense......................................         29,483      35,316      30,065      21,214      17,271
Net interest income...................................         27,050      21,169      19,063      17,169      14,599
Provision for loan losses.............................          1,845       1,115         880         719         682
Net interest income after provision for loan losses...         25,205      20,054      18,183      16,450      13,917
Noninterest income (1)................................          3,776       2,773       1,904       1,675       1,567
Noninterest expense...................................         14,868      12,841      11,414      10,313       8,446
Income before income taxes (1)........................         14,113       9,986       8,673       7,812       7,038
Income taxes (1)......................................          5,277       3,697       3,364       2,962       2,641
Net income (1)........................................          8,836       6,289       5,309       4,850       4,397
Basic income per share (1)............................         $ 2.47        1.77        1.50        1.37        1.22
Weighted average number of common
      shares outstanding for basic....................      3,573,665   3,547,764   3,541,400   3,548,568   3,592,253
Diluted income per share (1)..........................         $ 2.42        1.73        1.46        1.32        1.16
Weighted average number of common shares
      outstanding for diluted.........................      3,644,586   3,629,432   3,615,740   3,677,038   3,777,085

--------------------------

(1) Excludes gain on sale of real estate held for development in 1999 of $886 ($552 net of tax).

SELECTED CONSOLIDATED FINANCIAL RATIOS
AND OTHER DATA:

                                                                                At or For the Year Ended December 31,
                                                                -----------------------------------------------------
                                                                     2002       2001       2000      1999       1998
                                                                     ----       ----       ----      ----       ----

Return on average assets (5).................................        1.00%      0.82%      0.82%      0.93%      1.05%
Return on average equity (5).................................       13.05%     10.20%      9.24%      8.88%      8.37%
Dividend payout ratio .......................................       22.66%     29.35%     32.32%     28.95%     29.51%
Average equity to average assets.............................        7.67%      8.05%      8.88%     10.45%     12.52%
Total equity to total assets.................................        7.76%      7.78%      8.33%      9.42%     11.47%
Interest rate spread during year(1)..........................        3.01%      2.56%      2.66%      2.98%      3.01%
Net interest margin (2)......................................        3.22%      2.89%      3.08%      3.44%      3.61%
Nonperforming assets to total assets (3).....................        0.35%      0.28%      0.39%      0.47%      0.17%
Nonperforming loans to total loans (4).......................        0.34%      0.27%      0.40%      0.46%      0.11%
Allowance for loan losses to non-performing loans............      199.88%    224.20%    141.51%    119.01%    514.19%
Allowance for loan and REO
      losses to nonperforming assets.........................      161.00%    187.62%    127.49%    101.77%    281.85%
Allowance for loan losses to gross loans.....................        0.68%      0.61%      0.56%      0.54%      0.57%
Noninterest expenses to average assets.......................        1.68%      1.68%      1.76%      1.97%      2.01%
Operating efficiency ratio (5)...............................       48.23%     53.63%     54.44%     54.73%     52.25%
Average interest-earning assets to
      average interest-bearing liabilities...................        1.06       1.07       1.09       1.11       1.14
Net interest income to noninterest expenses..................        1.82       1.69       1.69       1.69       1.76
Total shares outstanding.....................................   3,583,275  3,563,932  3,532,561  3,583,938  3,655,620
Book value per common share outstanding......................     $ 19.83      17.98      16.78      15.52      14.56
Number of banking offices (all full-service).................          14         12         12         12          9



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

The Bank is a community-oriented savings institution offering a variety of financial services to meet the needs of the communities it serves. The Bank's deposit gathering and lending markets are primarily concentrated in the communities surrounding its full service offices located in Lake, Sumter, Citrus and Marion counties in central Florida. Management believes that its offices are located in communities that generally can be characterized as rural service and retirement communities with residential neighborhoods comprised predominately of one-to-four-family residences. The Bank is the largest (by asset size) locally-based financial institution in Lake County, and serves its market area with a wide selection of residential mortgage loans and other retail financial services. Management considers the Bank's reputation for financial strength and customer service as a major advantage in attracting and retaining customers in its market area and believes it benefits from its community orientation as well as its established deposit base and level of core deposits.

The Company's net income from operations increased 40.5% to $8.8 million for the year ended December 31, 2002 from $6.3 million for the year 2001. The Bank's total assets increased 11.3% to $915.8 million at December 31, 2002 from $823.2 million at December 31, 2001. That increase resulted primarily from a 7.2% increase in net loans to $735.3 million at December 31, 2002 from $685.9 million at December 31, 2001, reflecting increased local loan demand. Securities increased 29.9% or $17.8 million during 2002. Deposits increased 14.2% to $668.1 million at December 31, 2002 from $585.1 million at December 31, 2001. Advances from the Federal Home Loan Bank decreased $5.0 million, to $149.0 million at December 31, 2002 from $154.0 million at December 31, 2001. The Company also raised $5.0 million through the issuance of trust preferred securities through its newly formed subsidiary FFLC Statutory Trust I.

CRITICAL ACCOUNTING POLICIES

Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, we use our best judgment to arrive at the carrying value of certain assets. The most critical accounting policy we applied is related to the valuation of the loan portfolio.

A variety of factors impact carrying value of the loan portfolio including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is the most difficult and subjective judgment. The allowance is established and maintained at a level that we believe is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of our regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and direction, change in the interest rate environment, which may impact a borrower's ability to pay, legislation impacting the banking industry and economic conditions specific to our service area. Because the calculation of the allowance for loan losses relies on estimates and judgments relating to inherently uncertain events, results may differ from our estimates.

The allowance for loan losses is also discussed as part of "Results of Operations" and in Note 3 to the consolidated financial statements. The significant accounting policies are discussed in Note 1 to the consolidated financial statements.

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

Capital Requirements

The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Under the OTS final rule implementing FDICIA, generally, a well-capitalized institution is defined as one that meets the following capital standards: a 5% tangible capital standard; a 6% leverage (core capital) ratio; and a 10% risk-based capital standard, and has not been notified by its Federal banking agency that it is in a "troubled condition." At December 31, 2002, the Bank met each of its capital requirements and met the criteria of a "well-capitalized" institution as defined above.

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

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin; and (vi) weighted average yields and rates at December 31, 2002. Yields and costs were derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered to constitute adjustments to yields.



                                                                                                             Year Ended December 31,
                                                ------------------------------------------------------------------------------------
                                                                           2002                                     2001
                                                ------------------------------------------------------------------------------------
                                            Yield At                     Interest       Average                   Interest
                                          December 31,     Average          and         Yield/        Average      and
                                              2002         Balance       Dividends       Cost         Balance    Dividends

Interest-earning assets:
    Loans.........................            7.10%        $721,521      52,496         7.28%        $655,306       52,384
    Securities.........................       4.45           79,757       3,002         3.76           49,709        2,901
    Other interest-earning assets (1)..       1.77           38,186       1,035         2.71           27,837        1,200
                                                            -------      -------                      -------       ------

         Total interest-earning assets.       6.52          839,464      56,533         6.73          732,852       56,485
                                                                         ------                                     ------

Noninterest-earning assets.............                      43,409                                    32,885
                                                           --------                                  --------

         Total assets..................                    $882,873                                  $765,737
                                                            =======                                   =======

Interest-bearing liabilities:
    NOW and money market
       accounts........................        .85          131,538       1,449         1.10           97,574        2,278
    Passbook and statement savings
       accounts........................        .82           23,501         216          .92           20,121          359
    Certificates.......................       3.54          460,206      18,461         4.01          419,923       23,959
    FHLB advances......................       5.40          160,235       8,999         5.62          136,041        8,257
    Other borrowings...................       5.08           16,915         358         2.12           11,842          463
                                                            -------      ------                       -------       ------

         Total interest-bearing
           liabilities.................       3.29          792,395      29,483         3.72          685,501       35,316
                                                                         ------                                     ------

Noninterest-bearing deposits...........                      13,655                                    13,683
Noninterest-bearing liabilities........                       9,122                                     4,911
Stockholders' equity...................                      67,701                                    61,642
                                                            -------                                   -------

         Total liabilities and equity..                     882,873                                  $765,737
                                                            =======                                   =======

Net interest-earning assets and
    interest-rate spread (2)...........       3.23%        $ 47,069                     3.01%        $ 47,351
                                              ====          =======                     ====          =======

Net interest income and net
    margin (3).........................                                  $ 27,050       3.22%                      $21,169
                                                                           ======       ====                        ======
======
Ratio of interest-earning assets
    to interest-bearing liabilities....                        1.06                                      1.07
                                                               ====                                      ====







                                                                      Year Ended December 31,
                                          ---------------------------------------------------

                                            2001                         2000
                                          ---------------------------------------------------

                                          Average                        Interest     Average
                                           Yield/          Average          and       Yield/
                                            Cost           Balance       Dividends     Cost

Interest-earning assets:
    Loans.........................         7.99%           $562,392        45,434      8.08
    Securities........................     5.84              37,382         2,417      6.47
    Other interest-earning assets (1).     4.31              19,026         1,277      6.71
                                                            -------        ------

         Total interest-earning assets     7.71             618,800        49,128      7.94
                                                                           ------

Noninterest-earning assets............                       28,090
                                                             ------

         Total assets.................                     $646,890
                                                           ========

Interest-bearing liabilities:
    NOW and money market
       accounts.......................     2.33              82,710         2,182      2.64
    Passbook and statement savings
       accounts.......................     1.78              20,179           421      2.09
    Certificates......................     5.71             356,219        20,672      5.80
    FHLB advances.....................     6.07             104,647         6,497      6.21
    Other borrowings..................     3.91               5,729           293      5.11
                                                            -------        ------

         Total interest-bearing
           liabilities................     5.15             569,484        30,065      5.28
                                                                           ------

Noninterest-bearing deposits..........                       13,221
Noninterest-bearing liabilities.......                        6,756
Stockholders' equity..................                       57,429
                                                            -------

         Total liabilities and equity.                     $646,890
                                                            =======

Net interest-earning assets and
    interest-rate spread (2)..........     2.56%           $ 49,316                    2.66
                                           ====             =======                    ====

Net interest income and net
    margin (3)........................     2.89%                         $ 19,063      3.08
                                           ====                            ======      ====
Ratio of interest-earning assets
    to interest-bearing liabilities...                         1.09
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





                                                 Year Ended December 31,                      Year Ended December 31,
                                                  2002 vs. 2001                                     2001 vs. 2000
                                                 Increase (Decrease)                             Increase (Decrease)
                                                   Due to                                             Due to
                                                 --------------------------------------------------------------------
                                                              Rate/                                  Rate/
                                            Rate    Volume   Volume        Net      Rate   Volume    Volume      Net
                                            ----    ------   ------        ---      ----   ------    ------      ---
                                                                                           ($ in thousands)
Interest-earning assets:
    Loans, net...........................  $(4,706)   5,293    (475)       112      (506)   7,507       (51)    6,950
    Securities...........................   (1,030)   1,754    (623)       101      (235)     797       (78)      484
    Other interest-earning (1)...........     (445)     446    (166)      (165)     (457)     591      (211)      (77)
                                            ------   ------  ------     ------    ------   ------       ---    ------

           Total.........................   (6,181)   7,493  (1,264)        48    (1,198)   8,895      (340)    7,357
                                             -----    -----   -----    -------     -----    -----       ---     -----

Interest-bearing liabilities:
    NOW and money market accounts........   (1,203)     793    (419)      (829)     (251)     392       (45)       96
    Passbook and statement savings
        accounts.........................     (174)      60     (29)      (143)      (61)      (1)      -         (62)
    Certificates.........................   (7,114)   2,298    (682)    (5,498)     (348)   3,697       (62)    3,287
    FHLB advances........................     (617)   1,469    (110)       742      (145)   1,949       (44)    1,760
    Other borrowings.....................     (212)     198     (91)      (105)      (69)     313       (74)      170
                                           -------   ------  ------     ------   -------   ------      ----    ------

           Total.........................   (9,320)   4,818  (1,331)    (5,833)     (874)   6,350      (225)    5,251
                                             -----    -----   -----      -----    ------    -----       ---     -----

Net change in net interest
    income .......................         $ 3,139    2,675      67      5,881      (324)   2,545      (115)    2,106
                                             =====    =====    ====      =====    ======    =====       ===     =====

--------------------------------------

(1) Includes interest-bearing deposits and FHLB Stock.

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

At December 31, 2002, the Bank had outstanding commitments to originate $25.8 million of loans, to fund unused lines of credit of $51.8 million, to fund the undisbursed portion of loans in process of $16.8 million and $1.5 million in outstanding standby letters of credit. The Bank believes that it will have sufficient funds available to meet its commitments. At December 31, 2002, certificates of deposit which were scheduled to mature in one year or less totaled $251.6 million. Management believes, based on past experience, that a significant portion of those funds will remain with the Bank.

REGULATORY  CAPITAL  REQUIREMENTS

As a federally-chartered financial institution, the Bank is required to maintain certain minimum amounts of regulatory capital. Regulatory capital is not a valuation allowance and has not been created by charges against earnings. The following table provides a summary of the capital requirements, the Bank's regulatory capital and the amounts in excess at December 31, 2002:



                                                      Tangible                  Core                    Risk-Based
                                              -------------------------------------------------------------------------
                                                              % of                      % of               % of Risk-
                                                             Adjusted                 Adjusted              Weighted
                                                     Amount   Assets         Amount    Assets        Amount  Assets
                                                                 ($ in thousands)

      Regulatory capital.......................... $ 71,139    7.78%       $ 71,139     7.78%       $ 75,645    12.66%
      Requirement.................................   13,719    1.50          27,439     3.00          47,794     8.00
                                                     ------    ----          ------     ----          ------   -------

      Excess...................................... $ 57,420    6.28%       $ 43,700     4.78%       $ 27,851     4.66%
                                                     ======    ====          ======     ====          ======    =====

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. The Company has little or no risk related to trading accounts, commodities or foreign exchange.

Management actively monitors and manages its interest rate risk exposure. The primary objective in managing interest-rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on the Company's net interest income and capital, while adjusting the Company's asset-liability structure to obtain the maximum yield-cost spread on that structure. Management relies primarily on its asset-liability structure to control interest rate risk. However, a sudden and substantial increase in interest rates could adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

Disclosure about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 9 of the notes to the consolidated financial statements.


The Bank's primary mission is to provide financing by offering permanent and construction residential mortgage loans, commercial real estate loans and consumer and commercial loans and by providing conveniently located depository facilities with transaction, savings and certificate accounts. The Bank's goal is to continue to be a well-capitalized and profitable operation that provides service that is professional, efficient and courteous. The Bank seeks to fulfill its mission and accomplish its goals by pursuing the following strategies: (i) emphasizing lending in the one-to-four-family residential mortgage, commercial real estate and consumer lending markets; (ii) controlling interest-rate risk; (iii) managing deposit pricing and asset growth; (iv) emphasizing cost control; and (v) maintaining asset quality by investing in U.S. government and agency securities which, in management's judgment, provide a balance between yield and safety. It is management's intention to continue to employ these strategies over the foreseeable future.

The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions continue to be affected by general changes in levels of interest rates and other economic factors beyond their control. At December 31, 2002, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank to mature or reprice within one year) as a percentage of total assets was a positive 13.04%. Generally, an institution with a positive gap would experience an increase in net interest income in a period of rising interest rates or a decrease in net interest income in a period of declining interest rates. However, certain shortcomings are inherent in the sensitivity analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different manners to changes in market interest rates. Therefore, no assurance can be given that the Bank will be able to maintain its net interest-rate spread as market interest rates fluctuate.

The Bank monitors its interest-rate risk through the Asset/Liability Committee which meets monthly and reports the results of such monitoring quarterly to the Board of Directors. The Bank's policy is to seek to maintain a balance between interest-earning assets and interest-bearing liabilities so that the Bank's cumulative one-year gap is within a range established by the Board of Directors and which management believes is conducive to maintaining profitability without incurring undue risk. The Bank has increased its investment in adjustable-rate and shorter average life, mortgage-related securities in order to position itself against the consequences of rising interest rates. The Bank also maintains liquid assets in an amount which allows for the possibility of disintermediation when interest rates fluctuate. The Bank's liquidity ratio was 21.1% at December 31, 2002. In addition, the Bank's large, stable, core deposit base resulting from its continuing commitment to quality customer service has historically provided it with a steady source of funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002 that are expected to reprice, based upon certain assumptions and contractual maturities, in each of the future periods shown.


                                               More       More       More       More      More
                                               than       than       than       than      than
                                               Three       Six        One       Three     Five       More
                                    Three      Months    Months      Year       Years     Years      than
                                   Months      to Six     to 12      to 3       to 5      to 10       Ten
                                   or Less    Months     Months      Years      Years     Years      Years      Total
                                   -------    ------     ------      -----      -----     -----      -----      -----
                                                                ($ in thousands)
Rate-sensitive assets:
   Mortgage loans, net of LIP..  $ 174,913     90,200    130,061    142,840     27,343     6,982        364    572,203
   Commercial and consumer
    loans, net of LIP..........     56,872     11,957     20,743     45,204     19,705    10,552      2,049    167,082
   Mortgage-backed
    securities.................      5,682      3,985      5,490      5,643      1,300       196      -         22,296
   Interest-earning deposits...     49,237      -          -          -          -         -          -         49,237
   Investment securities.......      3,015      -         10,729     24,910      -         -          7,000     45,654
   Mutual funds................      9,374      -          -          -          -         -          -          9,374
   FHLB stock .........              7,700      -          -          -          -         -          -          7,700
                                   -------    -------    -------    -------    -------   -------    -------    --------


       Total interest-earning
         assets................    306,793    106,142    167,023    218,597     48,348    17,730      9,413    874,046
                                   -------    -------    -------    -------    -------   -------    -------    --------

Rate-sensitive liabilities:
   Deposits:
    Savings accounts...........     25,403      -          -          -          -         -          -         25,403
    NOW and money
       market accounts.........    137,858      -          -          -          -         -          -        137,858
    Certificates...............     73,335     57,683    110,921    181,064     62,927     -          -        485,930
   Borrowed funds..............     29,303     11,000     15,000     94,000      -        19,000      -        168,303
                                   -------    -------    -------    -------    -------   -------    -------    -------


       Total interest-bearing
         liabilities...........    265,899     68,683    125,921    275,064     62,927    19,000      -        817,494
                                   -------    -------    -------    -------    -------   -------    -------    -------


Interest-sensitivity gap.......  $  40,894     37,459     41,102    (56,467)   (14,579)   (1,270)     9,413     56,552
                                   =======    =======    =======    =======    =======   =======    =======    =======

Cumulative interest-
    sensitivity gap............ $   40,894     78,353    119,455     62,988     48,409    47,139     56,552
                                   =======    =======    =======    =======    =======   =======    =======

Cumulative interest-earning
    assets.....................  $ 306,793    412,935    579,958    798,555    846,903   864,633    874,046
                                   =======    =======    =======    =======    =======   =======    =======

Cumulative interest-bearing
    liabilities................  $ 265,899    334,582    460,503    735,567    798,494   817,494    817,494
                                   =======    =======    =======    =======    =======   =======    =======

Cumulative interest-sensitivity
    gap as a percentage of
    total assets...............       4.47%      8.56%     13.04%      6.88%      5.29%     5.15%      6.18%
                                   =======    =======    =======    =======    =======   =======    =======

Cumulative interest-earning
    assets as a percentage of
    cumulative interest-bearing
    liabilities................     115.38%    123.42%    125.94%    108.56%    106.06%   105.77%    106.92%
                                    ======     ======     ======     ======     ======   =======    =======

     COMPARISON OF THE YEAR ENDED DECEMBER 31, 2002 TO THE YEAR ENDED DECEMBER 31, 2001


     General Operating Results. Net income for the year ended December 31, 2002 was $8.8 million, or $2.47 per basic share and $2.42 per diluted share, compared to $6.3 million, or $1.77 per basic share and $1.73 per diluted share, for the year ended December 31, 2001. That increase was primarily due to an increase in net interest income of $5.9 million, partially offset by a $2.0 million increase in noninterest expense.

     Interest Income. Interest income increased $48,000 to $56.5 million for the year ended December 31, 2002. The increase resulted from a $106.6 million or 14.5% increase in average interest-earning assets outstanding for the year ended December 31, 2002 compared to 2001, offset by a decrease in the average yield earned on interest-earning assets from 7.71% for the year ended December 31, 2001 to 6.73% for the year ended December 31, 2002.

     Interest Expense.  Interest expense  decreased $5.8 million or 16.5%,  from
         $35.3 million for the year ended December 31, 2001 to $29.5 million for the year ended December 31, 2002. The decrease was due primarily to a decrease in the average cost of interest-bearing liabilities from 5.15% for the year ended December 31, 2001 to 3.72% for 2002, partially offset by increases of $77.6 million and $29.3 million in average interest-bearing deposits and borrowings outstanding, respectively. Average interest-bearing deposits increased from $537.6 million outstanding during the year ended December 31, 2001 to $615.2 million outstanding during 2002. Average borrowings increased from $147.9 million outstanding during the year ended December 31, 2001 to $177.2 million in 2002.

     Provision for Loan Losses. The provision for loan losses is charged to income to increase the allowance for loan losses to the level deemed appropriate by management. The provision is based upon the volume and type of lending conducted by the Company, charge-off experience, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company recorded provisions for loan losses for the years ended December 31, 2002 and 2001 of $1.8 million and $1.1 million, respectively. Net loans charged off for the years ended December 31, 2002 and 2001 were $953,000 and $378,000, respectively. Management believes that the allowance for loan losses, which was $5.2 million or .68% of gross loans at December 31, 2002 is adequate.

     Noninterest Income. Noninterest income increased $1.0 million, or 36.2% from $2.8 million for the year ended December 31, 2001 to $3.8 million for 2002. That increase was primarily due to increases of $321,000 in other service charges and fees and $360,000 in net gain on sales of loans held for sale. The increase in gain on sales of loans held for sale was due to an increase in the amount of residential mortgage loans originated to be sold in the secondary market.

     Noninterest Expense. Noninterest expense increased by $2.0 million or 15.8%, from $12.8 million for the year ended December 31, 2001 to $14.9 million for the year ended December 31, 2002. The increase was primarily due to increases in salaries and employee benefits of $1.3 million and occupancy expense of $404,000 related to the overall growth of the Company.

     Income Tax Provision. The income tax provision was $5.3 million for the year ended December 31, 2002 (an effective tax rate of 37.4%) compared to $3.7 million (an effective tax rate of 37.0%) for the year ended December 31, 2001.

     COMPARISON OF THE YEAR ENDED DECEMBER 31, 2001 TO THE YEAR ENDED DECEMBER 31, 2000


     General Operating Results. Net income for the year ended December 31, 2001 was $6.3 million, or $1.77 and $1.73 per basic and diluted share, respectively, compared to $5.3 million, or $1.50 and $1.46 per basic and diluted share, respectively, for the year 2000. The increase was primarily due to an increase in interest income of $7.4 million, partially offset by increases in interest expense of $5.3 million and noninterest expense of $1.4 million.

     Interest Income. Interest income increased $7.4 million or 15.0%, from $49.1 million for the year ended December 31, 2000 to $56.5 million for 2001. The increase was due to a $114.1 million or 18.4% increase in average interest-earning assets outstanding for the year ended December 31, 2001 compared to the 2000 period, partially offset by a decrease in the average yield earned on interest-earning assets from 7.94% for the year ended December 31, 2000 to 7.71% for the year ended December 31, 2001.

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

     Noninterest Income. Noninterest income increased $869,000, or 45.6% for the year ended December 31, 2001 compared to the year ended December 31, 2000 primarily due to an increase of $685,000 in other service charges and fees during the 2001 period.

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

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                   ($ in thousands, except per share amounts)



                                                                                        At December 31,
                                                                                        ---------------
                                                                                    2002               2001
                                                                                    ----               ----
            Assets

Cash and due from banks.........................................................  $  20,157            19,609
Interest-bearing deposits.......................................................     49,237            30,183
                                                                                   --------           -------

            Cash and cash equivalents...........................................     69,394            49,792

Securities available for sale...................................................     77,324            59,503
Loans, net of allowance for loan losses of $ 5,181 in 2002
    and $4,289 in 2001..........................................................    735,338            685,935
Accrued interest receivable:
    Securities..................................................................        811               718
    Loans.......................................................................      3,370             3,475
Premises and equipment, net.....................................................     19,369            14,338
Foreclosed assets...............................................................        626               373
Federal Home Loan Bank stock, at cost...........................................      7,700             7,700
Deferred income taxes...........................................................        487               274
Other assets....................................................................      1,402             1,043
                                                                                    -------           -------

            Total...............................................................  $ 915,821           823,151
                                                                                    =======           =======

            Liabilities and Stockholders' Equity

Liabilities:
    Noninterest-bearing demand deposits.........................................     18,867            14,334
    NOW and money market accounts...............................................    137,858           111,961
    Savings accounts............................................................     25,403            24,093
    Certificates................................................................    485,930           434,740
                                                                                                      -------


            Total deposits......................................................    668,058           585,128

Advances from Federal Home Loan Bank............................................    149,000           154,000
Other borrowed funds............................................................     14,303            13,327
Guaranteed preferred beneficial interest in junior subordinated debentures......      5,000              -
Accrued expenses and other liabilities..........................................      8,398             6,628
                                                                                  ---------           -------

            Total liabilities...................................................    844,759           759,083
                                                                                    -------           -------

Commitments and contingencies (Notes 4, 9 and 12)

Stockholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares authorized,
        none outstanding........................................................     -                 -
    Common stock, $.01 par value, 9,000,000 shares authorized,
        4,574,944 in 2002 and 4,542,953 in 2001 shares issued...................         46                45
    Additional paid-in-capital..................................................     31,638            31,355
    Retained income.............................................................     58,409            51,575
    Accumulated other comprehensive income......................................        636               440
    Treasury stock, at cost (991,669 shares in 2002 and
        979,021 shares in 2001).................................................    (19,667)          (19,347)
                                                                                    -------           -------

            Total stockholders' equity..........................................     71,062            64,068
                                                                                    -------           -------

            Total...............................................................  $ 915,821           823,151
                                                                                    =======           =======

See accompanying Notes to Consolidated Financial Statements.

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                        Consolidated Statements of Income
                   ($ in thousands, except per share amounts)



                                                                       Year Ended December 31,
                                                                   2002          2001         2000
                                                                   ----          ----         ----

Interest income:
    Loans ...................................................   $   52,496       52,384       45,434
    Securities available for sale ...........................        3,002        2,901        2,417
    Other interest-earning assets ...........................        1,035        1,200        1,277
                                                                ----------   ----------   ----------

        Total interest income ...............................       56,533       56,485       49,128
                                                                ----------   ----------   ----------

Interest expense:
    Deposits ................................................       20,126       26,596       23,275
    Borrowed funds ..........................................        9,357        8,720        6,790
                                                                ----------   ----------   ----------

        Total interest expense ..............................       29,483       35,316       30,065
                                                                ----------   ----------   ----------

        Net interest income .................................       27,050       21,169       19,063

Provision for loan losses ...................................        1,845        1,115          880
                                                                ----------   ----------   ----------

        Net interest income after provision for loan losses..       25,205       20,054       18,183
                                                                ----------   ----------   ----------

Noninterest income:
    Deposit account fees ....................................          953          835          825
    Other service charges and fees ..........................        1,900        1,579          894
    Net gain on sales of loans held for sale ................          403           43            7
    Other ...................................................          520          316          178
                                                                ----------   ----------   ----------

        Total noninterest income ............................        3,776        2,773        1,904
                                                                ----------   ----------   ----------

Noninterest expense:
    Salaries and employee benefits ..........................        8,814        7,554        6,681
    Occupancy expense .......................................        2,420        2,016        1,889
    Deposit insurance premium ...............................          104           99           90
    Advertising and promotion ...............................          492          410          328
    Data processing expense .................................          991          990          900
    Professional services ...................................          432          386          297
    Other ...................................................        1,615        1,386        1,229
                                                                ----------   ----------   ----------

        Total noninterest expense ...........................       14,868       12,841       11,414
                                                                ----------   ----------   ----------

Income before income taxes ..................................       14,113        9,986        8,673

        Income taxes ........................................        5,277        3,697        3,364
                                                                ----------   ----------   ----------

Net income ..................................................      .$8,836        6,289        5,309
                                                                ==========   ==========   ==========

Basic income per share of common stock ......................   $     2.47         1.77         1.50
                                                                ==========   ==========   ==========

Weighted-average number of shares outstanding for basic .....    3,573,665    3,547,764    3,541,400
                                                                ==========   ==========   ==========

Diluted income per share of common stock ....................   $     2.42         1.73         1.46
                                                                ==========   ==========   ==========

Weighted-average number of shares outstanding for diluted . .    3,644,586    3,629,432    3,615,740
                                                                ==========   ==========   ==========




See accompanying Notes to Consolidated Financial Statements.

                       FFLC BANCORP, INC. AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity

                  Years Ended December 31, 2002, 2001 and 2000
                   ($ in thousands, except per share amounts)





                                                                                                           Stock
                                                                                                           Held
                                                Common Stock                                                By
                                           ----------------------------   Additional                     Incentive
                                             Number of                     Paid-In       Treasury          Plan
                                              Shares          Amount       Capital        Stock           Trusts

Balance at December 31, 1999 ........      4,447,461      $      44         30,273        (17,721)         (316)


Comprehensive income:

     Net income .....................           --             --             --             --              --

     Change in unrealized losses
       on securities available for
       sale, net of income taxes
       of $158 ......................           --             --             --             --              --


Comprehensive income ................


Net proceeds from the issuance of
     common stock, stock options
     exercised ......................         34,217              1            210           --              --

Net proceeds from the issuance of
     common stock under the
     Dividend Reinvestment Plan .....          9,968           --              132           --              --

Shares committed to participants
     in incentive plans (2,735 shares
     remain uncommitted at
     December 31, 2000) .............           --             --              395           --             316

Dividends paid ($.48 per share) .....           --             --             --             --              --

Purchase of treasury stock,
     95,562 shares ..................           --             --             --           (1,264)           --
                                           ---------      ---------      ---------      ---------        ---------

Balance at December 31, 2000 ........      4,491,646      $      45         31,010        (18,985)           --
                                           =========      =========      =========      =========        =========

                                                                     (continued)



                                                         Accumulated
                                                            Other          Total
                                           Retained     Comprehensive   Stockholder's
                                            Income      Income  (Loss)     Equity

Balance at December 31, 1999 ........         43,539           (182)           55,637
                                                                               ------

Comprehensive income:

     Net income .....................          5,309           --               5,309

     Change in unrealized losses
       on securities available for
       sale, net of income taxes
       of $158 ......................           --              263               263
                                                                               ------

Comprehensive income ................                                           5,572
                                                                               ------

Net proceeds from the issuance of
     common stock, stock options
     exercised ......................           --             --                 211

Net proceeds from the issuance of
     common stock under the
     Dividend Reinvestment Plan .....           --             --                 132

Shares committed to participants
     in incentive plans (2,735 shares
     remain uncommitted at
     December 31, 2000) .............           --             --                 711

Dividends paid ($.48 per share) .....         (1,716)          --              (1,716)

Purchase of treasury stock,
     95,562 shares ..................           --             --              (1,264)
                                                                                -----

Balance at December 31, 2000 ........         47,132             81            59,283
                                              ======       ========            ======

                                                                     (continued)

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                  Years Ended December 31, 2002, 2001 and 2000
                   ($ in thousands, except per share amounts)




                                                                                                        Accumulated
                                           Common Stock              Additional                            Other          Total
                                            Number of                 Paid-In    Treasury   Retained   Comprehensive  Stockholders
                                              Shares       Amount     Capital      Stock     Income       Income         Equity
                                              ------       ------     -------      -----     ------       ------         ------
Balance at December 31, 2000 ............   4,491,646   $      45      31,010     (18,985)   47,132           81         59,283
                                                                                                                         ------

Comprehensive income:

     Net income .........................        --          --          --          --       6,289         --            6,289

     Change in unrealized gains on
       securities available for sale, net
       of income taxes of $217 ..........        --          --          --          --        --            359            359
                                                                                                                         ------

Comprehensive income ....................                                                                                 6,648
                                                                                                                         ------

Net proceeds from the issuance of
     common stock, stock options
     exercised ..........................      51,307        --           345        --        --           --              345

Dividends paid ($.52 per share) .........        --          --          --          --      (1,846)        --           (1,846)

Purchase of treasury stock, 19,936
     shares .............................        --          --          --          (362)     --           --             (362)
-----------------------------------------   ---------   ---------      ------      ------    ------      ---------       ------

Balance at December 31, 2001 ............   4,542,953   $      45      31,355     (19,347)   51,575          440         64,068
                                            =========   =========      ======      ======    ======      =========       ======

                                                                     (continued)

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                  Years Ended December 31, 2002, 2001 and 2000
                   ($ in thousands, except per share amounts)




                                                                                                          Accumulated
                                           Common Stock              Additional                             Other          Total
                                             Number of                Paid-In     Treasury    Retained   Comprehensive  Stockholders
                                             Shares       Amount      Capital       Stock      Income       Income        Equity
                                            ------        ------   ------------   ---------   --------   -------------  ------------

Balance at December 31, 2001 ............   4,542,953   $      45      31,355      (19,347)    51,575          440         64,068
                                                                                                                           ------

Comprehensive income:

     Net income .........................        --          --          --           --        8,836         --            8,836

     Change in unrealized gains on
       securities available for sale, net
       of income taxes of $163 ..........        --          --          --           --         --            271            271
                                                                                                                           ------

     Change in unrealized loss on
       derivative instrument, net of
       income tax benefit of $45 ........        --          --          --           --         --            (75)           (75)
                                                                                                                           ------

Comprehensive income ....................                                                                                   9,032
                                                                                                                           ------

Net proceeds from the issuance of
     common stock, stock options
     exercised ..........................      31,991           1         283         --         --           --              284

Dividends paid ($.56 per share) .........        --          --          --           --       (2,002)        --           (2,002)

Purchase of treasury stock, 12,648
     shares .............................        --          --          --           (320)      --           --             (320)
-----------------------------------------   ---------   ---------   ---------    ---------    -------    ---------         ------

Balance at December 31, 2002 ............   4,574,944   $      46      31,638      (19,667)    58,409          636         71,062
                                            =========   =========   =========    =========    =======    =========         ======


See accompanying Notes to Consolidated Financial Statements.



                       FFLC BANCORP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                ($ in thousands)

                                                                                       Year Ended December 31,
                                                                                  2002           2001           2000
                                                                                  ----           ----           ----
Cash flows from operating activities:
    Net income  ............................................................. $   8,836           6,289         5,309
    Adjustments to reconcile net income
        to net cash provided by operations:
            Provision for loan losses........................................     1,845           1,115           880
            Depreciation and amortization....................................     1,062             852           760
            Credit for deferred income taxes.................................      (331)           (251)         (500)
            Shares committed and dividends to incentive
                plan participants............................................     -               -               711
            Net amortization of premiums and discounts on securities.........       297             (52)            5
            Net deferral of loan fees and costs..............................      (142)            134           (58)
            Net gain on sales of loans held for sale.........................      (403)            (43)           (7)
            Loan originated for sale.........................................   (44,207)        (10,323)       (1,487)
            Proceeds from sales of loans held for sale.......................    37,289           5,191         1,457
            (Gain) loss on sale of foreclosed assets.........................       (51)            (28)            4
            Decrease (increase) in accrued interest receivable...............        12            (443)         (935)
            Increase in other assets.........................................      (359)           (138)         (173)
            Increase in accrued expenses and other liabilities...............     1,650           2,679         1,444
                                                                               --------        --------     ----------

                    Net cash provided by operating activities................     5,498           4,982         7,410
                                                                                -------         -------     ---------

Cash flows from investing activities:
    Purchase of securities available for sale................................   (41,433)        (30,751)      (13,411)
    Proceeds from principal repayments and maturities of securities
        available for sale...................................................    23,749          14,593         8,019
    Loan disbursements.......................................................  (209,046)       (188,618)     (186,654)
    Principal repayments on loans............................................   163,820         121,526        70,824
    Purchase of premises and equipment, net..................................    (6,093)         (3,700)       (2,864)
    Purchase of Federal Home Loan Bank stock.................................    -               (1,550)       (1,200)
    Proceeds from sales of foreclosed assets.................................     1,239             498           582
                                                                               --------        --------    ----------

                    Net cash used in investing activities....................   (67,764)        (88,002)     (124,704)
                                                                                -------         -------       -------

                                                                                                            (continued)



                       FFLC BANCORP, INC. AND SUBSIDIARIES

                Consolidated Statements of Cash Flows, Continued
                                ($ in thousands)

                                                                                               Year Ended December 31,
                                                                                         2002            2001          2000
                                                                                         ----            ----          ----
Cash flows from financing activities:
    Net increase in deposits................................................          $ 82,930          66,243        89,611
    Net (decrease) increase in Federal Home Loan Bank advances..............            (5,000)         31,000        24,000
    Net increase in other borrowed funds....................................               976           6,951         2,462
    Increase in guaranteed preferred beneficial interest in junior
        subordinated debentures.............................................             5,000             -             -
    Issuance of common stock................................................               284             345           343
    Purchase of treasury stock..............................................              (320)           (362)       (1,264)
    Cash dividends paid.....................................................            (2,002)         (1,846)       (1,716)
                                                                                        ------         -------       --------

                Net cash provided by financing activities...................            81,868         102,331       113,436
                                                                                        ------         -------       -------

Net increase (decrease) in cash and cash equivalents........................            19,602          19,311        (3,858)

Cash and cash equivalents at beginning of year..............................            49,792          30,481        34,339
                                                                                        ------         -------       -------

Cash and cash equivalents at end of year....................................          $ 69,394          49,792        30,481
                                                                                        ======         =======       =======

Supplemental disclosures of cash flow information: Cash paid during the year for:
        Interest............................................................          $ 29,690          35,217        29,829
                                                                                        ======         =======       ========


        Income taxes........................................................          $  5,458           3,821         3,700
                                                                                       =======         =======       ========

    Noncash investing and financing activities: Accumulated other comprehensive income:
             Net change in unrealized gain on securities available for
                sale, net of tax............................................          $    271             359          263
                                                                                      ========         =======       ========

            Net change in unrealized loss on derivative investment,
                net of tax..................................................          $    (75)          -              -
                                                                                     =========         =======       ========

        Transfers from loans to foreclosed assets...........................          $  1,679             656          826
                                                                                       =======         =======       ========

        Loans originated on sales of foreclosed assets......................          $    238              89          364
                                                                                      ========         =======       ========

        Loans funded by and sold to correspondent...........................          $ 20,541          14,926        1,121
                                                                                        ======         =======       ========

See accompanying Notes to Consolidated Financial Statements.

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

            December 31, 2002, 2001 and For Each of the Years in the
                    Three-Year Period Ended December 31, 2002


(1)  Summary of Significant Accounting Policies
     FFLCBancorp,  Inc. (the "Holding  Company") was incorporated in Delaware on
         September 16, 1993, and acquired First Federal Savings Bank of Lake County (the "Bank") in connection with the Bank's conversion to stock form on January 4, 1994. The Holding Company is a savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") which mainly transacts its business through its subsidiary, the Bank. The Bank is a community-oriented savings institution, chartered in 1934, which offers a variety of financial services to individuals and businesses primarily located in Lake County, Sumter County, Citrus County and Marion County, Florida. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF").

         During 2001, First Alliance Title, LLC ("First Alliance"), a 90% owned subsidiary of the Holding Company was formed to operate as a title agency. In addition, during 2002, FFLC Statutory Trust I (the "Trust") was formed for the sole purpose of issuing $5,000,000 of trust preferred securities as more fully described in Note 7.

     Principles of Consolidation.  The consolidated financial statements include the accounts of the Holding Company and its three subsidiaries, the Bank, First Alliance and FFLC Trust and the Bank's wholly-owned subsidiary, Lake County Service Corporation (the "Service Corporation") (all together, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

     General. The  accounting and reporting  policies of the Company  conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the significant accounting policies of the
         Company:

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

     Cashand Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits.

     The Bank is required to maintain certain cash reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at other banks. The reserve balances at December 31, 2002 and 2001 were approximately $8.7 million and $5.7 million, respectively.

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

     Loans Held For Sale. Loans originated and held for sale by the Company are carried at the lower of cost or fair value using the specific identification method. At December 31, 2002 and 2001, the aggregate fair value of loans held for sale exceeded the carrying value. Gains and losses on the sales of such loans are recognized using the specific identification method. The Company held $14.4 million and $7.1 million of loans held for sale at December 31, 2002 and 2001, respectively, which are included in loans on the accompanying consolidated balance sheets.

     Loans. Loans that management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

         Loan  origination  fees  and  certain  direct   origination  costs  are
         capitalized and recognized as an adjustment of the yield of the related loan.

         The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

     Foreclosed Assets. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of fair value or the loan balance at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

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

     Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

     Stock  Compensation  Plans.  Statement  of Financial  Accounting  Standards
         (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, (collectively, "SFAS No. 123") encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB No. 25 and, as a result, has provided proforma disclosures of net income and income per share and other disclosures, as if the fair value based method of accounting had been applied. (See Note 17).

     Derivative Financial Instruments. The Company has one derivative instrument which is used to hedge its interest rate exposure by modifying the characteristics of the related balance sheet instrument. This derivative instrument qualifies as a cash flow hedge under the provisions of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recorded in other comprehensive income, net of tax.

     Off-Balance Sheet Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet instruments consisting of commitments to extend credit, unused lines of credit, undisbursed loans in process and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

     Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the instrument to the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

         Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

         Securities. Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         Federal Home Loan Bank Stock. Fair value of the Company's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

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

         Borrowed Funds. The carrying amounts of borrowings under repurchase agreements approximate their fair values. Fair values of Federal Home Loan Bank advances and guaranteed preferred beneficial interest in junior subordinated debentures are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         Derivative Instruments. Fair value for the derivative instrument (interest-rate swap) is based on current settlement value.

         Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

         Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     Income Per Share of Common  Stock.  The Company  follows the  provisions of
         Financial  Accounting Standards No. 128, "Earnings Per Share" (SFAS No.
         128). SFAS No. 128 provides accounting and reporting standards for calculating income per share. Basic income per share of common stock has been computed by dividing the net income for the year by the weighted-average number of shares outstanding. Shares of common stock purchased by the Employee Stock Option Plan ("ESOP") and the Retention and Recognition Plan ("RRP") (see Note 17) are only considered outstanding when the shares are released or committed to be released for allocation to participants. The ESOP initially purchased 368,242 shares, of which 4,383 shares were released for allocation to participants each month beginning in January, 1994. As of December 31, 2000, all ESOP shares had been allocated. The RRP initially purchased 184,122 shares, of which 181,387 were allocated to participants and are considered outstanding for each of the years ended December 31, 2000, 2001 and 2002. As of December 31, 2002, 2,735 shares remain uncommitted under the RRP plan and are not considered outstanding for purposes of the computation of net income per share of common stock. Diluted income per share is computed by dividing net income by the weighted-average number of shares outstanding including the dilutive effect of stock options (see Note 17) computed using the treasury stock method. The following table presents the calculation of net income per share of common stock:

                                                                                           Year Ended December 31,
                                                                                           -----------------------
                                                                                     2002           2001            2000
                                                                                     ----           ----            ----
            Weighted-average shares of common stock issued
                and outstanding before adjustments for ESOP,
                RRP and common stock options.............................          3,576,400       3,550,499     3,571,858

            Adjustment to reflect the effect of unallocated
                ESOP and RRP average shares..............................             (2,735)         (2,735)      (30,458)
                                                                                ------------       ---------     ---------

            Weighted-average shares for basic income per share...........          3,573,665       3,547,764     3,541,400
                                                                                ============       =========     =========

            Basic income per share.......................................       $       2.47           1.77          1.50
                                                                                =============      =========     =========

            Total weighted-average common shares and equivalents
                outstanding for basic income per share
                computation..............................................          3,573,665       3,547,764     3,541,400

            Additional dilutive shares using the average market value for the period utilizing the treasury stock method
                regarding stock options..................................             70,921          81,668        74,340
                                                                                ------------       ---------     ---------

            Weighted-average common shares and equivalents
                outstanding for diluted income per share.................          3,644,586       3,629,432     3,615,740
                                                                                ============       =========     =========

            Diluted income per share.....................................       $        2.42           1.73          1.46
                                                                                =============      =========     =========

     Comprehensive  Income.   Accounting   principles   generally  require  that
         recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income were unrealized holding gains and losses on securities available for sale and an unrealized loss on a derivative instrument.

     Recent   Pronouncements.   In   November   2002,   the  FASB   issued  FASB
         Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to materially affect the consolidated financial statements.

     Reclassifications.  Certain  amounts  in the  2000  and  2001  consolidated
         financial   statements  have  been   reclassified  to  conform  to  the
         presentation for 2002.

(2)  Securities
     All securities  have been  classified as available for sale by  management.
         The carrying amounts of securities available for sale and their approximate fair values were as follows:



                                                                                 Gross          Gross
                                                               Amortized      Unrealized     Unrealized       Fair
                                                                 Cost            Gains         Losses         Value
                                                                 ----            -----         ------         -----
                                                                                                      (In thousands)
        Securities available for sale:
        At December 31, 2002:
            Mutual funds...................................... $   9,433            -           (59)           9,374
            U.S. Government and agency securities.............    36,801          853            (5)          37,649
            Mortgage-backed securities........................    21,961          335             -           22,296
            Other investment securities.......................     7,990           22            (7)           8,005
                                                                  ------      -------          ----         --------

                Total.........................................  $ 76,185        1,210           (71)          77,324
                                                                  ======        =====           ===          =======

        At December 31, 2001:
            Mutual funds......................................     9,125          -             (82)           9,043
            U.S. Government and agency securities.............    32,670          625           (54)          33,241
            Mortgage-backed securities........................    10,735          279           (71)          10,943
            Other investment securities.......................     6,268            8           -              6,276
                                                                 -------     --------         -----         --------

                Total.........................................  $ 58,798          912          (207)          59,503
                                                                  ======       ======           ===          =======

The scheduled maturities of securities available for sale at December 31, 2002 were as follows:

                                                                                           Amortized          Fair
                                                                                              Cost            Value
                                                                                              ----            -----
                                                                                                     (In thousands)

        Due in less than one year.....................................................      $ 12,531          12,738
        Due from one year to five years...............................................        24,270          24,911
        Due after ten years...........................................................         7,990           8,005
        Mortgage-backed securities....................................................        21,961          22,296
        Mutual funds..................................................................         9,433           9,374
                                                                                             -------         --------

            Total.....................................................................      $ 76,185         77,324
                                                                                              ======         =======

     Securities with a carrying value of approximately $16.4 million and $8.8 million at December 31, 2002 and 2001, respectively, were pledged to secure public funds and tax deposits. The Company has also pledged securities with a carrying value of $18.7 million for borrowings under retail repurchase agreements with customers at both December 31, 2002 and 2001, respectively (See Note 6).

    There were no sales of securities during the years ended December 31, 2002, 2001 or 2000.

(3)  Loans
     The components of loans were as follows:


                                                                                                  At December 31,
                                                                                                  ---------------
                                                                                               2002           2001
                                                                                               ----           ----
                                                                                                (In thousands)
            First mortgage loans secured by:
                One-to-four-family residential.............................................   $ 395,116      413,712
                Construction and land......................................................      30,792       22,951
                Multi-family units.........................................................      22,796       20,304
                Commercial real estate, churches and other.................................     140,770      108,804
            Consumer loans.................................................................     138,202      119,357
            Commercial loans...............................................................      28,879       18,814
                                                                                              ---------      -------

                    Subtotal (1)...........................................................     756,555      703,942

            Undisbursed portion of loans in process........................................     (16,770)     (14,310)
            Net deferred loan costs........................................................         734          592
            Allowance for loan losses (2)..................................................      (5,181)      (4,289)
                                                                                               --------      -------

                    Loans, net.............................................................   $ 735,338      685,935
                                                                                                =======      =======

    (1) Total loans outstanding by department consists of the following (in thousands):

                                                                                                         At December 31,
                                                                                                         ---------------
                                                                                      2002                      2001
                                                        ----------------------------------------------------------------
                                                                                      % of                      % of
                                                                     Amount          Total       Amount        Total

            Residential.........................................  $ 385,711          50.98%   $ 403,897       57.37%
            Commercial..........................................    229,930          30.39      180,688       25.67
            Consumer............................................    140,914          18.63      119,357       16.96
                                                                    -------        -------      -------      ------

                                                                  $ 756,555         100.00%   $ 703,942      100.00%
                                                                    =======         ======      =======      ======

    (2) Total allowance for loan losses by department consists of the following (in thousands):


                                                                                                         At December 31,
                                                                                                         ---------------
                                                                     2002                            2001
                                                        ----------------------------------------------------------------
                                                                                      % to                      % to
                                                                                     Gross                     Gross
                                                                     Amount          Loans       Amount        Loans

            Residential.........................................    $ 1,175            .30%   $ 1,229           .30%
            Commercial..........................................      2,949           1.28      2,039          1.13
            Consumer............................................      1,057         .75         1,021           .86
                                                                      -----       -----         -----

                                                                    $ 5,181         .68%      $ 4,289           .61%
                                                                      =====       =====         =====          ====

    Total gross loans originated by department, including unfunded construction and line of credit loans, consist of the following (in thousands):


                                                                                                     Year Ended
                                                                                                     December 31,
                                                                                                     ------------
                                                                                                  2002         2001
                                                                                                  ----         ----

            Residential......................................................................   $ 148,271     102,396
            Commercial.......................................................................      95,160      80,153
            Consumer.........................................................................      80,297      75,313
                                                                                                  -------     -------

                                                                                                $ 323,728     257,862
                                                                                                  =======     =======

    An analysis of the change in the allowance for loan losses follows:

                                                                                         Year Ended December 31,
                                                                                ----------------------------------------
                                                                                  2002            2001          2000
                                                                                  ----            ----          ----
                                                                                       (In thousands)

            Balance at January 1..............................................  $ 4,289           3,552         2,811
            Provision for loan losses.........................................    1,845           1,115           880
            Net loans charged-off.............................................     (953)           (378)         (139)
                                                                                 ------          ------         -----

            Balance at December 31............................................  $ 5,181           4,289         3,552
                                                                                  =====           =====         =====

    The following summarizes the amount of impaired loans at December 31, 2002 and 2001, all of which are collateral dependent:


                                                                                                     At December 31,
                                                                                                     ---------------
                                                                                                    2002         2001
                                                                                                    ----         ----
                                                                                                     (In thousands)
            Loans identified as impaired:
                Gross loans with no related allowance for losses.........................          $   -            -
        Gross loans with related allowance for losses recorded...........................            400          306
                Less:  Allowances on these loans.........................................            (50)        (150)
                                                                                                    ----          ---

            Net investment in impaired loans.............................................          $ 350          156
                                                                                                     ===          ===

    The average net investment in impaired loans and interest income recognized and received on impaired loans during the years ended December 31, 2002, 2001 and 2000 was as follows:

                                                                                       Year Ended December 31,
                                                                                       -----------------------
                                                                                   2002         2001           2000
                                                                                   ----         ----           ----
                                                                                    (In thousands)

            Average net investment in impaired loans....................          $ 184          581           1,117
                                                                                    ===          ===           =====

            Interest income recognized on impaired loans................          $  35           81              46
                                                                                   ====          ===           =====

            Interest income received on impaired loans..................          $  35           81              46
                                                                                   ====          ===           =====

During the second quarter of 2001, an impaired loan in the amount of $1.3 million was repaid.

     The Company  originates or purchases  nonresidential  real property  loans.
         These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Nearly all of the Company's real property loans were collateralized by real property in Lake, Sumter, Citrus and Marion Counties, Florida.

     Nonaccrual loans at December 31, 2002 and 2001 totaled $2.6 million and $1.9 million, respectively. There were no loans past due ninety days or more and still accruing interest income at December 31, 2002 or 2001. For the years ended December 31, 2002, 2001 and 2000, interest income on loans would have been increased approximately $106,000, $116,000 and $230,000, respectively, if the interest on nonaccrual loans had been recorded under the original terms of such loans.

     Loans serviced for others,  consisting solely of  participations  sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $1.5 million at both December 31, 2002 and 2001.

(4)  Premises and Equipment
     Components of premises and equipment were as follows:

                                                                                                  At December 31,
                                                                                                  ---------------
                                                                                                 2002          2001
                                                                                                 ----          ----
                                                                                                  (In thousands)
        Cost:
            Land.......................................................................        $  4,924        4,115
            Building and leasehold improvements........................................          15,553       11,672
            Furniture and equipment....................................................           3,539        2,882
            Construction in progress...................................................             816          158
                                                                                                -------     --------

                Total cost.............................................................          24,832       18,827

        Less accumulated depreciation..................................................          (5,463)      (4,489)
                                                                                                 ------       ------

            Net book value.............................................................        $ 19,369       14,338
                                                                                                 ======       ======

     Certain Company facilities are leased under operating leases. Rental expense was approximately $70,000, $118,000 and $180,000 in 2002, 2001 and 2000, respectively. At December 31, 2002, future minimum rental commitments under noncancellable leases were as follows (in thousands):

            Year Ending
            December 31,                                                                                       Amount
            ------------                                                                                       ------

                2003.......................................................................................    $  64
                2004.......................................................................................       66
                2005.......................................................................................       69
                2006.......................................................................................       72
                2007.......................................................................................       75
                Thereafter.................................................................................       78
                                                                                                               -----
                                                                                                               $ 424

(5)  Deposits
     The aggregate amount of short-term jumbo time deposits, each with a minimum denomination of $100,000, was approximately $140.6 million and $107.2 million at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of time deposits were as follows (in thousands):

            Year Ending
            -----------

                2003......................................................................................  $ 251,557
                2004......................................................................................    127,809
                2005......................................................................................     44,343
                2006......................................................................................     20,872
                2007......................................................................................     41,349
                                                                                                             --------

                                                                                                            $ 485,930
                                                                                                            =========

(6)  Advances from Federal Home Loan Bank and Other Borrowings
     As of December 31, 2002, the Bank had $149.0 million in Federal Home Loan Bank of Atlanta ("FHLB") advances outstanding. These advances had a weighted-average interest rate of 5.40% and interest rates and maturities as follows (dollars in thousands):

                                                                                                     At December 31,
                                                                                 Interest           ----------------
            Year Ending December 31,                                              Rate              2002        2001
            ------------------------                                            --------            ----        ----

                2002..........................................................      6.10%       $   -           5,000
                2002..........................................................      5.96%           -          15,000
                2002..........................................................      4.03%           -           5,000
                2003..........................................................      4.90%          10,000      10,000
                2003..........................................................      4.91%           6,000       6,000
                2003..........................................................      4.53%           5,000       5,000
                2003..........................................................      3.77%           5,000       5,000
                2003..........................................................      1.86%(A)        5,000       -
                2004..........................................................      6.05%          10,000      10,000
                2004..........................................................      3.76%          10,000       -
                2004..........................................................      3.39%           5,000       -
                2005..........................................................      6.39%          20,000      20,000
                2005..........................................................      6.60%          13,500      13,500
                2005..........................................................      6.68%          12,500      12,500
                2005..........................................................      6.31%           7,000       7,000
                2005..........................................................      6.04%          10,000      10,000
                2005..........................................................      6.00%           6,000       6,000
                2006..........................................................      1.47%(A)        5,000       5,000
                2009..........................................................      6.39%(B)       14,000      14,000
                2011..........................................................      4.44%(B)        5,000       5,000
                                                                                                  --------  ---------

                     Total..................................................................    $ 149,000     154,000
                                                                                                  =======     =======

     (A) Adjustable Rate
     (B) The FHLB has the option to convert to an adjustable rate in future years, at which time the Company has the option to prepay the advance without penalty.

     The security agreement with FHLB includes a blanket floating lien requiring the Bank to maintain first mortgage loans as pledged collateral in an amount equal to at least, when discounted at 75% of the unpaid principal balances, 100% of these advances. The FHLB stock is also pledged as collateral for these advances. At December 31, 2002, the Bank could borrow up to $247.3 million under the FHLB security agreement.

     The Bank has an $8 million line of credit facility with one of its correspondent banks under which the Bank may draw funds for daily liquidity. Borrowings under this line of credit must be repaid within seven days. The line of credit bears a floating interest rate equal to the average federal funds rate and expires on June 30, 2003. As of December 31, 2002, the Bank has not used this line of credit.

     Other borrowed funds were composed of retail repurchase agreements with customers. The Company enters into retail repurchase agreements with customers in which the funds received are accounted for as borrowings to the Company. The total amount outstanding under these agreements at December 31, 2002 and 2001 were $ 14.3 million and $13.3 million, respectively. The Company pledged securities with a carrying value of $18.7 million as collateral for these agreements at both December 31, 2002 and 2001.

(7) Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures On September 26, 2002, the Trust sold adjustable-rate Trust Preferred
         Securities due September 26, 2032 in the aggregate principal amount of $5,000,000 (the "Capital Securities") in a pooled trust preferred securities offering. The interest rate on the Capital Securities adjusts quarterly, to a rate equal to the then current three-month London Interchange Bank Offering Rate ("LIBOR"), plus 340 basis points. In addition, the Holding Company contributed capital of $155,000 to the Trust for the purchase of the common securities of the Trust. The proceeds from these sales were paid to the Holding Company in exchange for $5,155,000 of its adjustable-rate Junior Subordinated Debentures (the "Debentures") due September 26, 2032. The Debentures have the same terms as the Capital Securities. The Holding Company then invested $3,000,000 as a capital contribution in the Bank. The sole asset of the Trust, the obligor on the Capital Securities, is the Debentures.

     The Holding Company has guaranteed the Trust's payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to, the Capital Securities. Cash distributions on both the Capital Securities and the Debentures are payable quarterly in arrears on March 26, June 26, September 26 and December 26 of each year. At December 31, 2002, approximately $4,000 of distributions were accrued and are included in accrued expenses and other liabilities in the consolidated balance sheet. Issuance costs of approximately $169,000 associated with the Capital Securities have been capitalized by the Holding Company and are being amortized over the life of the securities.



                                                                      Capital
                    Securities Outstanding at
                                                                          December 31,                Prepayment
            Name                                                        2002          2001            Option Date
            ----                                                        ----          ----            -----------
                                                                          (In thousands)

        FFLC Statutory Trust I....................................    $ 5,000        -             September 26, 2007
                                                                        =====    =========


     The Capital  Securities  are subject to mandatory  redemption (i) in whole, but not in part, upon repayment of the Debentures at stated maturity or, at the option of the Holding Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in the law such that the Trust would be considered an investment company and (ii) in whole or in part at any time on or after September 26, 2007 contemporaneously with the optional redemption by the Holding Company of the Debentures in whole or in part. The Debentures are redeemable prior to maturity at the option of the Holding Company (i) on or after September 26, 2007, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Capital Securities, or a change in law such that the Trust would be considered an Investment Company, required to be registered under the Investment Company Act of 1940.

     The Company has entered into a five year interest rate swap agreement that effectively converted the floating interest rate of these Capital Securities into a fixed interest rate of 6.85%, thus reducing the impact of interest rate changes on future interest expense for the five year period. In accordance with SFAS 133, this interest rate swap qualifies as a cash flow hedge. The fair value of this interest rate swap is recorded as an asset or liability on the consolidated balance sheet with an offsetting entry recorded in other comprehensive income, net of the income tax effect. At December 31, 2002, the unrealized loss on the derivative instrument was $120,000 ($75,000 net of tax).

(8)  Income Taxes
     The Holding Company files consolidated Federal and state income tax returns with the Bank and the Service Corporation. Income taxes are allocated proportionally to the Holding Company and each of the subsidiaries as though separate income tax returns were filed. First Alliance and the Trust file separate income tax returns.

     Income taxes are summarized as follows:

                                                                                          Year Ended December 31,
                                                                                          -----------------------
                                                                                       2002          2001      2000
                                                                                       ----          ----      ----
                                                                                                      (In thousands)

            Current .................................................................  $ 5,608       3,948      3,864
            Deferred.................................................................     (331)       (251)      (500)
                                                                                        ------      ------     ------

                                                                                       $ 5,277       3,697      3,364
                                                                                         =====       =====      =====

     The effective  tax rate on income before income taxes differs from the U.S.
         statutory rate of 35% for 2002 and 34% for 2001 and 2000. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                                                                                 Year Ended December 31,
                                                                                                 -----------------------
                                                            2002                        2001                       2000
                                  --------------------------------------------------------------------------------------
                                             Amount           %         Amount           %         Amount           %
                                             ------           -         ------           -         ------           -
                                                                                        ($ in thousands)
            Taxes on income at U.S.
                statutory rate........      $ 4,940         35.0%      $ 3,395         34.0%      $ 2,949         34.0%
            State income taxes, net of
                federal tax benefit...          477          3.4           341          3.4           324          3.7
            Graduated tax rates.......         (100)         (.7)         -             -            -             -
            Other, net................          (40)         (.3)          (39)         (.4)           91          1.1
                                              -----        -----         -------      -----          ------       ----

            Taxes on income at
                effective rates.......      $ 5,277         37.4%      $ 3,697         37.0%      $ 3,364         38.8%
                                              =====         ====         =====         ====         =====         ====

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax asset relate to the following:



                                                                                                 At December 31,
                                                                                                 ---------------
                                                                                              2002             2001
                                                                                              ----             ----
                                                                                                 (In thousands)
            Deferred tax assets:
                Allowance for loan losses...........................................        $ 1,825             1,263
                Accrued interest....................................................             27                 9
                RRP incentive plan..................................................             68                74
                Deferred loan fees..................................................           -                   24
                Unrealized loss on derivative instrument............................             45               -
                Other...............................................................           -                   24
                                                                                           --------            -------

            Gross deferred tax assets...............................................          1,965             1,394
                                                                                              -----             -----

            Deferred tax liabilities:
                FHLB stock dividends................................................            332               349
                Building and land...................................................            342               334
                Accumulated depreciation............................................            363               155
                Unrealized gain on securities available for sale....................            428               265
                Deferred loan costs.................................................             13                17
                                                                                            -------           -------

            Gross deferred tax liabilities..........................................          1,478             1,120
                                                                                              -----             -----

            Net deferred tax asset..................................................       $    487               274
                                                                                             ======            ======

     Retained earnings at December 31, 2002 and 2001 includes approximately $5.8 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2.2 million at December 31, 2002 and 2001.

     The Small  Business Job  Protection Act of 1996 (the "1996 Act") enacted on
         August 2, 1996 requires savings institutions, such as the Bank, to recapture certain portions of their accumulated bad debt reserves, and eliminated the Percentage of Taxable Income Method of accounting for bad debts for tax purposes. The Bank was required to change its method of accounting for bad debts for tax purposes effective January 1, 1996. In addition, the Bank was required to recapture the excess of its bad debt reserves at December 31, 1995 over its base year reserves at December 31, 1987, ratably over a six-year period beginning in 1998. At December 31, 2002, the Bank had approximately $111,000 of deferred tax liabilities recorded for the recapture of its excess bad debt reserves.

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

The estimated fair values of the Company's financial instruments were as follows:



                                                                     At December 31, 2002        At December 31, 2001
                                                                     --------------------        --------------------
                                                                     Carrying        Fair       Carrying        Fair
                                                                      Amount         Value       Amount        Value
                                                                      ------         -----       ------        -----
                                                                                                       (In thousands)
              Financial assets:
                  Cash and cash equivalents....................... $   69,394       69,394        49,792       49,792
                  Securities available for sale...................     77,324       77,324        59,503       59,503
                  Loans...........................................    735,338      739,329       685,935      689,362
                  Accrued interest receivable.....................      4,181        4,181         4,193        4,193
                  Federal Home Loan Bank stock....................      7,700        7,700         7,700        7,700

              Financial liabilities:
                  Deposit liabilities.............................    668,058      674,925       585,128      587,642
                  Advances from FHLB..............................    149,000      156,891       154,000      161,205
                  Other borrowed funds............................     14,303       14,303        13,327       13,327
                  Guaranteed preferred beneficial interest in junior
                      subordinated debentures.......................    5,000        5,000           -            -
              Derivatives:
                  Interest rate swap (loss position)................     (120)        (120)          -            -

     Commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the Company's financial instruments with off-balance-sheet risk at December 31, 2002, follows:

                                                                               Notional      Carrying         Fair
                                                                                Amount        Amount          Value
                                                                                ------        ------          -----
                                                                                          (In thousands)

              Commitments to extend credit.................................    $ 25,762        -              -
                                                                                 ======   ===========    ===========

              Unused lines of credit.......................................    $ 51,792        -              -
                                                                                 ======   ===========    ===========

              Undisbursed portion of loans in process .....................    $ 16,770        -              -
                                                                                 ======   ===========    ===========

              Standby letters of credit....................................    $  1,548        -              -
                                                                                =======   ===========    ===========

(10) Significant Group Concentration of Credit Risk
     The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Lake, Sumter, Citrus and Marion County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Lake, Sumter, Citrus and Marion County areas. In addition, the Company has a concentration of single-family residential mortgage loans in a specific residential retirement community of approximately $80.8 million at December 31, 2002.

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

(11) Related Parties
     Loans to directors and executive officers of the Company were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers were as follows:

                                                                                                     Year Ended
                                                                                                     December 31,
                                                                                                     ------------
                                                                                                 2002            2001
                                                                                                 ----            ----
                                                                                                   (In thousands)

            Beginning balance................................................................   $ 6,785         5,413
            Loans originated.................................................................     5,401         4,086
            Principal repayments.............................................................    (3,879)       (2,714)
                                                                                                  -----         -----

                Ending balance...............................................................   $ 8,307         6,785
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

(13) Restrictions on Retained Earnings
     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2002, approximately $26.1 million of retained earnings were available for dividend declaration without prior regulatory approval.

(14) Regulatory Matters
     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2002, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, tier I (core), tier I (risk-based) and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and percentages at December 31, 2002 and 2001 are also presented in the tables.

                                                                                                      To Be Well
                                                                             Minimum                  Capitalized
                                                                           For Capital                For Prompt
                                                                            Adequacy               Corrective Action
                                                   Actual                   Purposes                  Provisions
                                                   ------                   --------                  ----------
                                             %         Amount            %         Amount            %         Amount
                                             -         ------            -         ------            -         ------
         As of December 31, 2002:                                                      ($ in thousands)
         Stockholders' equity, and
             ratio to total assets.....     7.9%    $   72,404
         Less: investment in
             nonincludable
             subsidiary................                   (518)
         Unrealized gain on
             available-for-sale
             securities................                   (747)
                                                     --------- -

         Tangible capital,
             and ratio to adjusted
             total assets..............     7.8%     $  71,139         1.5%      $ 13,719
                                                       =======                    =======

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets....................     7.8%     $  71,139         3.0%      $ 27,439           5.0%     $ 45,731
                                                       =======                     ======                      =======

         Tier 1 capital, and ratio
             to risk-weighted assets...    11.9%        71,139         4.0%      $ 23,897           6.0%     $ 35,846
                                                                                   ======                      =======

         Less: nonincludable
             investment in 80%
             land loans................                   (499)

         Tier 2 capital (allowance for
             loan losses)..............                  5,005
                                                      ---------

         Total risk-based capital,
             and ratio to risk-
             weighted assets...........    12.7%    $   75,645         8.0%      $ 47,794          10.0%     $ 59,743
                                                      ========                     ======                      =======

         Total assets..................             $ 915,881
                                                      ========

         Adjusted total assets.........             $ 914,624
                                                      ========

         Risk-weighted assets..........             $ 597,427
                                                      ========




                                                                                                      To Be Well
                                                                             Minimum                  Capitalized
                                                                           For Capital                For Prompt
                                                                            Adequacy               Corrective Action
                                              Actual                        Purposes                 Provisions
                                              ------                        --------                 ----------
                                             %         Amount            %         Amount            %         Amount
                                             -         ------            -         ------            -         ------
         As of December 31, 2001:                                                      ($ in thousands)
         Stockholders' equity, and
             ratio to total assets.....     7.3%     $  60,108
         Less: investment in
             nonincludable
             subsidiary................                   (477)
         Unrealized gain on
             available-for-sale
             securities................                   (490)
                                                         -----

         Tangible capital,
             and ratio to adjusted
             total assets..............     7.2%     $  59,141         1.5%     $ 12,344
                                                       =======                    =======

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets....................     7.2%     $  59,141         3.0%      $ 24,688           5.0%     $ 41,147
                                                       =======                     ======                      =======

         Tier 1 capital, and ratio
             to risk-weighted assets...    10.8%        59,141         4.0%      $ 21,933           6.0%     $ 32,900
                                                                                   ======                      =======

         Less: nonincludable
             investment in 80%
             land loans................                   (656)

         Tier 2 capital (allowance for
             loan losses)..............                  4,035
                                                       --------

         Total risk-based capital,
             and ratio to risk-
             weighted assets...........    11.4%    $   62,520         8.0%      $ 43,867          10.0%     $ 54,833
                                                      ========                     ======                      =======

         Total assets..................             $ 823,916
                                                      ========

         Adjusted total assets.........             $ 822,946
                                                      ========

         Risk-weighted assets..........             $ 548,332
                                                      ========

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

(16)  401(k) Plan
     Effective  January 1, 2001,  the Board of  Directors  approved the transfer from the multi-employer 401(k) plan the Company had participated in to a single employer 401(k) plan ("KSOP"), and the simultaneous combination of that plan with the Employee Stock Ownership Plan discussed in Note 17. Under the new KSOP, participation is open to all employees the month after hire date (for purposes of employer contributions, one year of service is required), and participants have the twelve investment options offered by the previous plan, plus a Company stock fund. The Company makes a contribution of at least 3% of compensation (for all participants who have met the one-year of service requirement), which vests immediately. In addition, the Company will make a discretionary matching contribution (for all participants who have met the one-year of service requirement), which will vest after five years of service. For 2002 and 2001, the Board approved a matching contribution equal to 100% of employees' deferrals up to 3% of compensation. The Company also makes quarterly profit sharing contributions (more fully discussed in Note 17) in connection with the KSOP. Total contribution expense recognized by the Company under the KSOP during the years ended December 31, 2002 and 2001 were $642,000 and $513,000, respectively. The amounts of employee and employer contributions under the KSOP, 401(k) and the ESOP are subject to IRS limitations.

     Prior to January 1, 2001, the Company had a defined contribution profit sharing 401(k) plan (the "401(k) Plan"). All employees who met a minimum service requirement (1,000 hours of service in a twelve-month period) participated in the Plan. Under the 401(k) Plan, a participant could elect to contribute up to 15% of their annual compensation, subject to IRS limitations on total annual contributions. The Company made contributions to the 401(k) Plan on a monthly basis at two percent of participants' compensation. Contributions to the 401(k) Plan for the year ended December 31, 2000 were $65,700.

(17)  Stock Benefit Plans

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

     Stock Option Plan. During 2002, the Company adopted a new stock option plan
         (the "2002 Plan") which authorizes the Company to issue up to 250,000 shares in connection with options granted to directors, officers or employees of the Company. The terms and vesting periods will be determined as each option is granted, but the option price can not be less than the then current market value of the common stock at the grant date. No options have been granted under the 2002 Plan.

         The Company also has a 1993 stock option plan (the "Plan") under which 460,303 common shares are authorized to be issued in connection with options granted to directors, officers and employees of the Company. Options granted under the Plan are exercisable at the market price of the common stock at the date of grant. Such incentive stock options granted to officers and employees are exercisable in three equal annual installments, with the first installment becoming exercisable one year from the date of grant. Options granted to outside directors are exercisable immediately, but any common shares obtained from exercise of the options may not be sold prior to one year from the date of grant. All options expire at the earlier of ten years for officers and employees or twenty years for directors from the date of grant or one year following the date which the outside director, officer or employee ceases to serve in such capacity. At December 31, 2002, 33,713 shares remain available under the Plan for grant to future directors, officers and employees.

     The following is a summary of option transactions:



                                                                                                            Weighted-
                                                                                            Range of         Average
                                                                          Number            Per Share       Per Share
                                                                         of Shares        Option Price        Price
                                                                         ---------        ------------        -----

            Outstanding, December 31, 1999......................           214,030       $ 6.00-21.25          7.93
            Granted ............................................             5,035              12.56         12.56
            Exercised...........................................           (34,217)        6.00-12.00          6.16
                                                                           -------

            Outstanding, December 31, 2000......................           184,848         6.00-21.25          8.49
            Exercised...........................................           (51,307)        6.00-12.56          6.76
                                                                           -------

            Outstanding, December 31, 2001......................           133,541         6.00-21.25          9.02
                                                                                                                  =
            Exercised...........................................           (31,990)        6.00-16.25          7.04
                                                                           -------

            Outstanding, December 31, 2002......................           101,551       $ 6.00-21.25        $ 9.92
                                                                           =======         ==========         =====

     The weighted-average remaining contractual life of the outstanding stock options at December 31, 2002, 2001 and 2000 was 8.3, 7.7 and 7.9 years, respectively. All outstanding stock options are currently exercisable at December 31, 2002.






     During the year ended  December 31, 2000,  5,035 options were  granted.  No options were granted under the Plan during 2002 or 2001. SFAS No. 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options granted in 2000, it was assumed that the risk-free interest rate was 7.0%, an annualized dividend yield of approximately 2.0% would apply over the exercise period, the expected life of the options would be the entire exercise period and the expected stock volatility was 37%. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs. The proforma information has been determined as if the Company had accounted for its stock options and share awards under the fair value method of SFAS No. 123. The Company accounts for their stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net income, as all stock options granted under the Plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and basic and diluted income per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts):





                                                                                         Year Ended December 31,
                                                                                         -----------------------
                                                                                     2002           2001          2000
                                                                                     ----           ----          ----
             Weighted-average grant-date fair value of options
                  issued during the year..................................... $     -               -               28
                                                                                =========      =========       =======

             Net income, as reported.........................................     $ 8,836          6,289         5,309

             Deduct:  Total stock-based employee compensation
                  determined under the fair value based method for
                  all awards, net of related tax benefit.....................          (7)           (39)         (127)
                                                                                ---------        -------        ------

             Proforma net income.............................................     $ 8,829          6,250         5,182
                                                                                    =====          =====         =====

             Basic income per share, as reported.............................    $   2.47           1.77          1.50
                                                                                   ======          =====         =====

             Proforma basic income per share.................................    $   2.47           1.76          1.46
                                                                                   ======         ======        ======

             Diluted income per share, as reported...........................    $   2.42           1.73          1.46
                                                                                   ======         ======        ======

             Proforma diluted income per share...............................    $   2.42           1.72          1.43
                                                                                   ======         ======        ======

     Employee Stock  Ownership  Plan.  Through  December 31,  2000,  the Company
         sponsored a leveraged ESOP that covered eligible employees who completed a year of service. The Bank made quarterly contributions to the ESOP equal to the ESOP's debt service. The ESOP Trust purchased 368,242 shares of common stock in the Company's initial public offering with the proceeds from a loan from the Company which was paid-off in December 2000. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from collateral and allocated to active employees based on the proportion of debt service paid during the year. The Company accounted for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP was recorded as debt and the cost of the shares pledged as collateral were reported as a contra equity account. As shares were released from collateral, the Company recorded compensation expense, and an offsetting credit to capital, equal to the current market price of the shares, and the shares became outstanding for income per share computations. Dividends on all ESOP shares were recorded as compensation expense as it was management's intention to allocate the dividends along with the shares when allocated. Compensation expense for the year ended December 31, 2000 included the following ESOP related costs:

                                                                                                             Amount
                                                                                                             ------
                                                                                                         (In thousands)

            Amortization of the original cost, $6 per share..........................................        $ 316
            Market appreciation of the FFLC shares...................................................          395
                                                                                                               ---

                Total................................................................................        $ 711
                                                                                                               ===

     Effective January 1, 2001, the Board of Directors approved the combining of the ESOP with the Company's 401(k) Plan to form a new Plan, the KSOP. (See Note 16). In connection therewith, the Company makes quarterly profit-sharing contributions in amounts approved by the Board, and those contributions are allocated to the accounts of participating employees on a quarterly basis. Company contributions under the KSOP vest after five years of service. For 2002 and 2001, the Board approved profit-sharing contributions equal to four percent (4%) of the Bank's operating net income, which were made after each quarter based on the actual results of the preceding quarter. During the years ended December 31, 2002 and 2001, the Company made profit sharing contributions totaling $312,000 and $231,000, respectively, to the KSOP. The Plan allows the Company to fund such KSOP contributions by either issuing shares, or purchasing the required number of shares on the open market. As these shares are allocated on a quarterly basis, the Company records compensation expense, and either an offsetting credit to capital (in the event that new shares are issued) or to cash (in the event that shares are purchased on the open market), equal to the current market price of the shares. The shares become outstanding for income per share computations when allocated.

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

     If a holder of restricted stock under the RRP terminated employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeited all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted. Forfeitures are reallocated to eligible participants annually. At December 31, 2002, 2,735 shares remain reserved for future directors, officers and employees.

(18) Stock Repurchase Program
     In September 1998, the Company's Board of Directors approved a program which allowed the Company to acquire 369,285 shares of common stock in the open market. During 2002, 2001, 2000, 1999 and 1998, the Company repurchased 12,648, 19,936, 95,562, 147,102 and 32,025 shares, respectively or 3.4%, 5.4%, 25.9%, 39.8% and 8.7%, respectively under this program. In October 2002, the Company's Board of Directors authorized the repurchase of up to an additional 179,040 shares of the Company's common stock in open-market transactions. At December 31, 2002, the Company can still repurchase an additional 241,052 shares under both programs.

(19)  Dividend Reinvestment Plan
     On January 7, 2000, the Company established a Dividend Reinvestment Plan (the "DRP"). The DRP was approved by the Board of Directors on December 30, 1999 and provides stockholders of record of at least 50 shares with a convenient and economical way to automatically reinvest all or a portion of their cash dividends and to invest optional cash payments, subject to minimum and maximum purchase limitations, in additional shares of common stock. Stockholders pay no service charges or brokerage commissions for common stock purchased under the DRP. During the years ended December 31, 2002, 2001 and 2000, 8,772, 19,341 and
         19,969 shares of common stock, respectively, were purchased under the DRP of which 0, 0 and 9,968 were new shares issued by the Company and 8,772, 19,341 and 10,001 shares were purchased in the open market, respectively in these periods.

(20) Parent Company Only Financial Statements
     Condensed  financial  statements of the Holding  Company as of December 31,
         2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 are presented below. Amounts shown as cash, investment in subsidiaries, loans to subsidiaries and equity in earnings of subsidiaries are eliminated in consolidation.

                            Condensed Balance Sheets

                                                                                               At December 31,
                                                                                               ---------------
                                                                                            2002               2001
                                                                                            ----               ----
                                                                                                 (In thousands)
            Assets

        Cash, deposited with subsidiary............................................       $   1,720            1,474
        Investment in subsidiaries.................................................          72,576           60,113
        Loans to subsidiaries......................................................           1,850            2,500
        Other assets...............................................................             217            -
                                                                                           --------     ------------

                Total assets.......................................................        $ 76,363           64,087
                                                                                             ======           ======

            Liabilities and Stockholders' Equity
        Subordinated debt..........................................................           5,155              -
        Other liabilities..........................................................             146               19
        Stockholders' equity.......................................................          71,062           64,068
                                                                                             ------           ------

                Total liabilities and stockholders' equity.........................        $ 76,363           64,087
                                                                                             ======           ======



                         Condensed Statements of Income
                                                                                              Year Ended December 31,
                                                                                              -----------------------
                                                                                          2002       2001        2000
                                                                                          ----       ----        ----
                                                                                                        (In thousands)

        Revenues.....................................................................   $    60        130        179
        Expenses.....................................................................      (205)      (160)      (170)
                                                                                        -------    -------     ------

                (Loss) income before earnings of subsidiaries........................      (145)       (30)         9
                Earnings of subsidiaries.............................................     8,981      6,319      5,300
                                                                                          -----      -----      -----

                Net income...........................................................   $ 8,836      6,289      5,309
                                                                                          =====      =====      =====

                       Condensed Statements of Cash Flows
                                                                                             Year Ended December 31,
                                                                                         2002        2001        2000
                                                                                         ----        ----        ----
                                                                                           (In thousands)
    Cash flows from operating activities:
        Net income....................................................................  $ 8,836      6,289      5,309
        Adjustments to reconcile net income to net cash (used in)
          provided by operations:
            Equity in earnings of subsidiaries........................................   (8,981)    (6,319)    (5,300)
            Net (increase) decrease in other, net.....................................     (221)         4         (1)
                                                                                         ------  ---------    -------

                Net cash (used in) provided by operating activities...................     (366)       (26)         8
                                                                                         ------   --------   --------

    Cash flows from investing activities:
            Investment in subsidiaries................................................   (3,155)        (5)     -
            Cash dividends received from subsidiaries.................................      -        2,700      2,500
            Repayment of loans to subsidiaries........................................      650      -            316
                                                                                        ------- ----------     ------

                Net cash (used in) provided by investing activities...................   (2,505)     2,695      2,816
                                                                                          -----      -----      -----

    Cash flows from financing activities:
            Proceeds from issuance of subordinated debt...............................    5,155        -          -
            Purchase of treasury stock................................................     (320)      (362)    (1,264)
            Proceeds from issuance of stock...........................................      284        345        343
            Cash dividends paid.......................................................   (2,002)    (1,846)    (1,716)
                                                                                          -----      -----      -----

                Net cash provided by (used in) financing activities...................    3,117     (1,863)    (2,637)
                                                                                          -----      -----      -----

    Net increase in cash..............................................................      246        806        187

    Cash at beginning of year.........................................................    1,474        668        481
                                                                                          -----     ------     ------

    Cash at end of year...............................................................  $ 1,720      1,474        668
                                                                                          =====      =====     ======

    Noncash investing and financing activities: Accumulated other comprehensive income:
            Net change in investment in subsidiaries due to net change in unrealized
                gain on securities available for sale, net of tax..................... $    271        359        263
                                                                                         ======     ======     ======

            Net change in unrealized loss on derivative investment, net of tax........ $    (75)     -          -
                                                                                         ======  =========  =========

(21) Quarterly Financial Data (Unaudited)
     The following tables present summarized quarterly data (in thousands, except per share amounts):

                                                                                         Year Ended December 31, 2002
                                                                        ---------------------------------------------
                                                              First      Second       Third       Fourth
                                                             Quarter     Quarter     Quarter      Quarter       Total
                                                             -------     -------     -------      -------       -----

            Interest income............................... $ 13,868       14,143       14,434      14,088      56,533
            Interest expense..............................    7,491        7,284        7,577       7,131      29,483
                                                             ------      -------      -------     -------    --------

            Net interest income...........................    6,377        6,859        6,857       6,957      27,050

            Provision for loan losses.....................      258          613          399         575      1,845
                                                           --------     --------     --------    --------     -------
            Net interest income after provision
                for loan losses...........................    6,119        6,246        6,458       6,382      25,205

            Noninterest income............................      868          846          808       1,254       3,776
            Noninterest expense...........................   (3,444)      (3,597)      (3,774)     (4,053)    (14,868)
                                                             ------       ------       ------      ------      ------

            Income before income taxes....................    3,543        3,495        3,492       3,583      14,113

            Income taxes..................................    1,335        1,282        1,315       1,345      5,277
                                                            -------      -------      -------     -------    --------

            Net income.................................... $  2,208        2,213        2,177       2,238      8,836
                                                             ======       ======      =======     =======     =======

            Basic income per common share.................$      .62         .62          .61         .62       2.47
                                                            ========    ========    =========    ========    ========

            Diluted income per common share...............$      .61         .60          .60         .61       2.42
                                                            ========    ========    =========    ========    ========



                                                                                           Year Ended December 31, 2001
                                                              First      Second        Third      Fourth
                                                             Quarter     Quarter      Quarter     Quarter       Total
                                                             -------     -------      -------     -------       -----

            Interest income............................... $ 13,849       14,209       14,284      14,143      56,485
            Interest expense..............................    8,921        9,149        9,062       8,184      35,316
                                                             ------      -------      -------      ------     -------

            Net interest income...........................    4,928        5,060        5,222       5,959      21,169

            Provision for loan losses.....................      275          325          225         290       1,115
                                                            -------     --------      -------     -------    --------
            Net interest income after provision
                for loan losses...........................    4,653        4,735        4,997       5,669      20,054
                                                                                                                    -

            Noninterest income............................      601          672          705         795       2,773
            Noninterest expense...........................   (2,963)      (3,052)      (3,201)     (3,625)    (12,841)
                                                             ------       ------       ------      ------      ------

            Income before income taxes....................    2,291        2,355        2,501       2,839       9,986

            Income taxes..................................      859          882          936       1,020      3,697
                                                             ------       ------      -------      ------     -------

            Net income.................................... $  1,432        1,473        1,565       1,819      6,289
                                                             ======       ======       ======      ======     =======

            Basic income per common share.................$      .41         .41          .44         .51       1.77
                                                            ========    ========     ========    ========    ========

            Diluted income per common share...............$      .40         .40          .43         .50       1.73
                                                            ========    ========     ========    ========    ========

                          Independent Auditors' Report



The Board of Directors
FFLC Bancorp, Inc.
Leesburg, Florida:

   We have audited the accompanying consolidated balance sheets of FFLC Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.






HACKER, JOHNSON & SMITH PA
Orlando, Florida
January 15, 2003

                               FFLC BANCORP, INC.

                             DIRECTORS AND OFFICERS


Directors:
----------

Claron D. Wagner
Chairman of the Board

James P. Logan
Vice Chairman

Joseph J. Junod
Ted R. Ostrander, Jr.
H.D. Robuck, Jr.
Howard H. Hewitt
Stephen T. Kurtz
Paul K. Mueller


Advisory Directors:
-------------------

James R. Gregg
James H. Herlong
Horace D. Robuck

Officers:

Stephen T. Kurtz
President and Chief Executive Officer

Paul K. Mueller
Executive Vice President and Treasurer

Sandra L. Rutschow
Vice President and Secretary


Occupation
----------

President, Woody Wagner, Inc.


President/Owner, Logan Sitework Contractors, Inc.


Retired, General Manager, Avesta Sheffield Pipe
President, Lassiter-Ware, Inc.
Attorney; CEO, Ro-Mac Lumber & Supply, Inc.
President/Owner, Hewitt Construction Company
President, FFLC Bancorp, Inc. & Subsidiaries
Executive Vice President, FFLC Bancorp, Inc.& Subsidiaries



President, Jarol Company
Retired
President, Ro-Mac Lumber & Supply, Inc.

                           FIRST FEDERAL SAVINGS BANK
                                 OF LAKE COUNTY

                        DIRECTORS, OFFICERS AND MANAGERS

DIRECTORS

Claron D. Wagner
Chairman of the Board

James P. Logan
Vice Chairman

Joseph J. Junod
Ted R. Ostrander, Jr.
H.D. Robuck, Jr.
Howard H. Hewitt
Stephen T. Kurtz
Paul K. Mueller

Advisory Directors

James R. Gregg
James H. Herlong
Horace D. Robuck

OFFICERS

Stephen T. Kurtz
President
Chief Executive Officer

Paul K. Mueller
Executive Vice President and Chief Operations Officer and Treasurer

Dwight L. Hart
Senior Vice President and Mortgage Loan Manager

Joseph D. Cioppa
Senior Vice President and Commercial Loan Manager

Paul S. Allen
Senior Vice President, Audit, Planning and Budget

Jay Bartholomew
Senior Vice President and Retail Banking Manager

Brenda M. Grubb
Senior Vice President and Human Resources Manager

Susan L. Berkebile
Vice President and Area Loan Manager

Michael J. Cox
Vice President and Area Loan Manager

Jankie Dhanpat
Vice President, SEC Reporting & Controller & Compliance

James D. Haug
Vice President and Lady Lake Branch Manager

Lawrence E. Hoag
Vice President and Operations Manager

Stephanie Hodges
Vice President and Secondary Market Manager

Brian R. Hofer
Vice President and Commercial Loan Officer

Karen L. Hollister
Vice President and Loan Operations Manager

Tara A. Keane
Vice President and Lake Square Branch Manager

B. Stan McCullars, Jr.
Vice President Finance

Dennis R. Rogers
Vice President, Wildwood Branch Manager and
Area Loan Manager

Sandra L. Rutschow
Vice President and Corporate Secretary

Sandra L. Seaton
Vice President and South Leesburg Branch Manager

Raynard S. (Ray) Taylor
Vice President and Commercial Loan Officer

Phillip P.  Tompetrini
Vice President and Inverness Branch Manager

Tara H. Wainwright
Vice President and Kings Ridge Branch Manager

Lynda F. Wemple
Vice President and Accounting Manager

Robert R. Wedlock
Vice President and Chief Information Officer

Donald E. Turner
Vice President and Commercial Loan Officer

Kimberly R. Bailey
Vice President and Spruce Creek Branch Manager

Natalie L. Rojas
Vice President and Commercial Loans Portfolio Manager

Stephen G. Knowles
Vice President and Main Office Branch Manager and Loan Officer

Vickie S. Baxter
Assistant Vice President and Loan Officer

Victoria M. Boren
Assistant Vice President and Deposit and Branch Operations Administrator

Donna L. Boyett
Assistant Vice President and Branch
Operations Coordinator

Norma J. Caron
Assistant Vice President and Checking Department Manager

James M. Combs
Assistant Vice President and Indirect Loan Manager

Carrie C. Cribb
Assistant Vice President and Mortgage Loan Originator

Lori M. Farfaglia
Assistant Vice President and Fruitland Park Branch Manager

Janet B. Farrar
Assistant Vice President and Branch
Operations Coordinator

Penny M. Hollis
Assistant Vice President and Security Officer

Cynthia M. Lay
Assistant Vice President and MIS Coordinator and
Data Department Manager

Marilyn A. Leugers
Assistant Vice President and IRA Coordinator

Sandra A. Rowe
Assistant Vice President and Loan Servicing Manager

Leigh S. Skehan
Assistant Vice President and Marketing Officer

Mary R. Asher
Inverness Office Manager

John A. Beaulieu
Assistant Vice President and Investment Officer

Craig S. Cannon
Bushnell Branch Manager

Amy S. Conner
Main Street Branch Manager

James R. Cummings
Collections Manager

Dawn R. Davison
Escrow Manager

Karen A. Dixon
Inverness Loan Officer

Deedee A. Dye
Lady Lake Office Manager

Jeffrey R. Dwiggins
Sales Training and Manager

Craig A. Dykstra
Assistant Vice President and Investment Officer

Amy L. Eckert
Business Development Officer

Cinda K. Franklin
Citrus Ridge Branch Manager

Doris E. Hyatt
Loan Closing Manager & Assistant Secretary

Jennifer J. Long
Spruce Creek Office Manager

Fay E. Phillips
Clermont Branch Manager

Michael J. Price
Assistant Vice President and Eustis Loan Officer

Leslie A. Rocha
Kings Ridge Office Manager

Pamela Self
Fruitland Park Office Manager

Carol A. Sieder
South Leesburg Office Manager

Juanita L. Taylor
Eustis Office Manager

Margaret R. White
Main Office Branch Office Manager

Betty L. Wolcott
Facilities Management Officer and Purchasing Manager

Sylvie M. Zimmerman
Wildwood Office Manager

                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                     is Proud of the Outstanding Service its
           Employees Provide to the Community and the People it Serves







MAIN OFFICE & ADMINISTRATION:
Jamie L. Abbott
Paul S. Allen
Dianne A. Allen
Emily C. Ashline
Jay R. Bartholomew
Kathy E. Bauer
Vickie S. Baxter
Charlotte Bennett
Beth A. Bennett
Victoria M. Boren
Barbara Boscana
Donna L. Boyett
Deena M. Bryant
Norma J. Caron
Shu Een Chen-Noble
Dianna L. Christensen
Constance P. Christian
Joseph D. Cioppa
Sheila C. Coffey
Ursula T. Colla
James M. Combs
Betty Jo Conklin
Judith A. Cook
Diane S. Cook
Carrie C. Cribb
Robert Cumm
James R. Cummings
Tammy L. Dahl
Jason A. Davis
Cheryl A. Davis
Dawn R. Davison
Ginger L. Devine
Carol A. Dewey
Jankie Dhanpat
Alma H. Dunbar
Mary A. Durre
Martha M. Duty
Jeffrey R. Dwiggins
Craig A. Dykstra
Amy L. Eckert
Janet B. Farrar
Charlana M. Fenwick
Ruth E. Franzoni
Terry J. French
June E. Gasbarra
Joan P. Gibson
Zoann Goodman
Dexter L. Graham
Jennifer Grovesteen
Brenda M. Grubb
Allison M. Hamrick
Carol M. Harrison
Dwight L. Hart
Lynette N. Hipp
Lawrence E. Hoag
Stephanie Hodges
Carol B. Holley
Penny M. Hollis
Karen L. Hollister
Jamie G. Humphrey
Mary C. Hurst
Doris E. Hyatt
Patricia B Inman
Bobby H. Inscoe
Jennifer D. Jennings
Sondra Jones
Stephen G. Knowles
John S. Kolody
Kenneth G. Kramer
Stephen T. Kurtz
Cheryl R. Lamb
Linda N. Landers
Nancy J. Lane
Linda B. Law
Cynthia M. Lay
Leslie A. Leach
Betty J. Leech
Marilyn A. Leugers
Angie R. Liston
Margaret H. Locke
Sharon R. Luke
Susan Lutz
Connie K. Maynard
B. Stan McCullars, Jr.
Annette McCullough
Tammy Mizell
Keri L. Morris
Paul K. Mueller
John R. Nelson
Pamela A. O'Neal
Marquisa L. Parham
Tricka M. Parker
Shirley R. Randolph
Connie J. Rhodes
Susan J. Riggin
Natalie J. Rojas
Jennette L. Roode
Landa A. Rossman
Sandra A. Rowe
Sandra L. Rutschow
James Schaeffer
Dorene K. Shahan
Brandi L. Shaw
Traci A. Simanoski
Leigh S. Skehan
Claire M. Smith
Jill S. Spires
Lynn P. Stoffel
Raynard S. Taylor
Virginia D. Vann
Orpha M. Vogt
Catherine M. Wallin
Mary T. Walsh
Robert R. Wedlock
Jennifer D. Welch
Lynda F. Wemple
Margaret R. White
Jacqueline E. Widows
Rhonda L. Wilkerson
Joyce L. Williams
Betty L. Wolcott
Kristin L. Woods
Lisa K. Woolwine
Jeffrey W. Wright
Cathy Wrobleski


FRUITLAND PARK OFFICE:

Lori M. Farfaglia
Cynthia M. Page
Holly D. Sanders
Pamela Self
Jennifer A. Strow
Delphine C. Williams


LADY LAKE OFFICE:

John A. Beaulieu
Karen L. Bednarik
Sonja K. Craig
Estelle E. Crawley
DeeDee A. Dye
James D. Haug
Constance L. Merrell-Kasch
Mindy L. Mueller
Heather F. Ponsell
Brenda A. Simmons
Patricia L. Sizemore
Vanessa D. Wall
Betty T. Woods


MAIN STREET OFFICE:

Janis L. Brown
Amy S. Conner
Brandy A. Dawkins
Alesia Foster
Ernestine Thomas
LAKE SQUARE
MALL OFFICE:

Linda J. Giggey
Tara A. Keane
Christin M. King
Amber M. Moore
Shannon J. Peters
Regina D. Shiver





CLERMONT OFFICE:

Susan Lynn Berkebile
Zaida I. Colon
Birgit M. Fox
Donna L. Franklin
Linda Gallop
Judy L. Garafola
Brian R. Hofer
Sarah L. Liston
Tami Mosier
Fay E. Phillips
Anita Rodriguez
Melissa D. Schumm
Sharon M. Slack
Darla Jean Williams





EUSTIS OFFICE:

Amanda L. Collier
Michael Cox
Vivian R. Curry
Kristi E. Higgins
Natasha L. Pender
Michael J. Price
Carolyn A. Rodgers
Tamika J. Rolle
Katie Lynn Gamber
Juanita L. Taylor
Leandra Williams
Karen E. Wright





WILDWOOD OFFICE:

Carla A. Benavidez
Susan C. Berry
Karen A. Dalrymple
Dana L. Fields
Linda S. Finn
Latahna J. Green
Dennis R. Rogers
Crystal L. Thompson
Cathy H. Watson
Sylvie M. Zimmerman




SOUTH LEESBURG OFFICE:

Kari K. Caulk
Lynda S. Smith
Debra L. Eastwood
Geraldine L. Burgio-Pilch
Sandra L. Seaton
Carol A. Sieder
Cristina P. Simmons
Eva J. Snead
Catherine N. Williams
INVERNESS OFFICE:

Mary R. Asher
Karen A. Dixon
Jamie R. Hemmendinger
Teresa A. Kuechle
Judith Lamontagne
Lillian G. Russo
Phil P. Tompetrini
Donald E. Turner




CITRUS RIDGE OFFICE:

Stephany M. Barr
Cinda K. Franklin
Christine M. Martinez
Barbara J. Reutter
Amanda N. Slone
Sarah L. Williams





BUSHNELL OFFICE:

Craig S. Cannon
Betty J. Hewett
Toni J. Jacobs
Megan L. Marsh
Inge Pelfrey





SPRUCE CREEK OFFICE:

Kimberly R. Bailey
Nicholas C. Cabral
Lawashica M. Dawson
Danielle L. Dilts
Sophia A. Hamilton
Crystal L. House
Jennifer J. Long






KINGS RIDGE OFFICE:

Dena M. Castro
Erma R. Moore
Detra M. Nichols
Leslie A. Rocha
Isabel Saldate
Michele J. Silvers
Tara H. Wainwright





                                       57