Form 10-K, Exhibit 13
period 2003-12-31
FFLC BANCORP INC
filed 2004-03-12
CIK 912738

FFLC BANCORP, INC.
                               2003 ANNUAL REPORT

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

                                    CONTENTS

                                                                            Page

Corporate Profile, Corporate Organization and General Information .............1
Office Locations and Common Stock Prices and Dividends ........................2
Consolidated Financial Highlights .............................................3
Letter to Stockholders ......................................................4-5
First Federal Website and Online Banking.....................................6-7
Selected Consolidated Financial Data and Financial Ratios....................8-9
Management's Discussion and Analysis of Financial
    Condition and Results of Operations ...................................10-20
Consolidated Financial Statements .........................................21-53
Independent Auditors' Report..................................................54
Directors and Officers of FFLC Bancorp, Inc. .................................55
Directors and Officers of First Federal Savings Bank of Lake County...........56
First Federal Employees ......................................................57

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
                    Toll Free (877) 955-2265
Annual Meeting

      The Annual Meeting of the Stockholders will be held at the Leesburg Community Building located at 109 East Dixie Avenue in Leesburg at 2:00 p.m. on May 13, 2004.

Form 10-K

      A copy of the Form 10-K, as filed with the Securities and Exchange Commission, and the Holding Company's Code of Ethics and Business
      Conduct may be obtained by stockholders without charge upon written request to Sandra L. Rutschow, Vice President - Secretary, FFLC Bancorp, Inc., Post Office Box 490420, Leesburg, Florida 34749-0420. The Company's SEC filings, annual and quarterly reports and press releases are also available at our Website, http://www.1stfederal.com/fflc.htm., in the "FFLC Bancorp" section.

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

Corporate Counsel

      George W. Murphy, Jr.
      Muldoon, Murphy & Faucette LLP
      5101 Wisconsin Avenue
      Washington, D.C. 20016

Independent Auditors

      Hacker, Johnson & Smith PA
      Certified Public Accountants
      930 Woodcock Road, Suite 211
      Orlando, Florida 32803

                             FIRST FEDERAL LOGO HERE

OFFICE LOCATIONS

MAP INSERT MAP - HALF PAGE

COMMON STOCK PRICES AND DIVIDENDS

FFLC's common stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ") under the symbol FFLC. The following table sets forth market price information, based on closing prices, as reported by the NASDAQ for the common stock high and low closing sales prices and the amount of dividends paid on the common stock for the periods indicated (adjusted for the three-for-two stock split in February 2003). See Note 22 of the Consolidated Financial Statements for a summary of quarterly financial data.

                                                                        Cash
                                                                     Dividends
                                                                       Paid
                                                   High      Low     Per Share
                                                   ----      ---     ---------
         Quarter Ended:

         March 31, 2002........................   16.90     13.53       .09
         June 30, 2002.........................   18.90     16.53       .09
         September 30, 2002....................   19.77     17.83       .09
         December 31, 2002.....................   19.71     17.83       .09
         March 31, 2003........................   25.82     19.38       .10
         June 30, 2003.........................   28.90     18.67       .10
         September 30, 2003....................   30.95     25.08       .13
         December 31, 2003.....................   30.47     26.50       .13

As of January 31, 2004, the Company had 1,752 holders of record of common stock (includes shares held by brokers in street name).

CONSOLIDATED FINANCIAL HIGHLIGHTS
($ in thousands, except per share amounts)

AT YEAR END:                                                                2003                    2002                 2001
------------                                                                ----                    ----                 ----
Total assets .................................................           $  947,914               915,976               823,151
Loans, net ...................................................           $  767,987               735,338               685,935
Securities ...................................................           $   82,137                77,324                59,503
Deposits .....................................................           $  705,589               668,058               585,128
Equity .......................................................           $   77,356                71,062                64,068
Book value per share (1) .....................................           $    14.33                 13.22                 11.99
Shares outstanding (1) .......................................            5,397,154             5,374,913             5,345,898
Equity-to-assets ratio .......................................                 8.16%                 7.76%                 7.78%
Nonperforming assets to total assets .........................                  .65%                  .35%                  .28%

FOR THE YEAR:

Interest income ..............................................           $   52,840                56,533                56,485
Net interest income after provision for loan losses ..........           $   26,719                25,205                20,054
Net income ...................................................           $    9,148                 8,836                 6,289
Basic income per share (1) ...................................           $     1.70                  1.65                  1.18
Diluted income per share (1) .................................           $     1.67                  1.61                  1.15
Loan originations ............................................           $  406,510               323,728               257,862
Return on average assets .....................................                  .98%                 1.00%                  .82%
Return on average equity .....................................                12.23%                13.05%                10.20%
Average equity to average assets ratio .......................                 8.02%                 7.67%                 8.05%
Noninterest expense to average assets ........................                 1.86%                 1.68%                 1.68%

YIELDS AND RATES:

                                                                 Weighted Average
                                                                   Rate or Yield         Average Rate or Yield During
                                                                  at December 31,           Year Ended December 31,
                                                                 ----------------        ----------------------------
                                                                 2003        2002        2003        2002        2001
                                                                 ----        ----        ----        ----        ----
Loans ....................................................       6.45%       7.10%       6.71%       7.28%       7.99%
Securities ...............................................       3.24%       4.45%       2.48%       3.76%       5.84%
All interest-earning assets ..............................       5.96%       6.52%       6.02%       6.73%       7.71%
Interest-bearing deposits ................................       2.22%       2.84%       2.48%       3.27%       4.95%
All interest-bearing liabilities .........................       2.70%       3.29%       2.99%       3.72%       5.15%
Interest-rate spread (2) .................................       3.26%       3.23%       3.03%       3.01%       2.56%
Net yield on average interest-earning assets (3) .........        N/A         N/A        3.22%       3.22%       2.89%

(1)   Adjusted for the three-for-two stock split declared on February 14, 2003

(2) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.

(3)   Net interest income divided by average interest-earning assets.

                                    LOGO HERE

Dear Stockholders:

I am pleased to report to our stockholders that 2003 was another solidly profitable year for your Company. In spite of a tentative economy, continued media coverage of corporate scandals and the uncertainty in world affairs, First Federal, your Hometown Bank, enjoyed a successful year both in terms of the growth of the Bank and in operating earnings. During 2003, we again experienced record net income from operations. In addition, we significantly increased the quarterly cash dividends on our common stock. First Federal, the Company's subsidiary, set a new record for total assets during 2003, and ended the year with total assets in excess of $946 million. Our success results from a team effort, and I want to take this opportunity to thank all of you - our stockholders, our directors, our employees, our customers, and our communities - for your efforts and support as we moved through 2003 and into 2004.

The Company's net income from operations increased 3.5%, from $8.8 million in 2002 to $9.1 million in 2003. On a diluted per share basis, net income per share increased 3.7% from $1.61 in 2002 to $1.67 in 2003. The increase in net income from operations was primarily due to the increase in net interest income. That increase occurred because of a significant decrease in the cost of funds that the Bank experienced as a result of the continued reductions in market interest rates that began in 2001. The decrease in the cost of funds was partially offset by a reduction in interest income on loans. In addition, the Bank experienced a significant increase in net gain on sales of loans sold from the favorable mortgage banking environment that existed during the first three-quarters of 2003.

In February 2003, the Board approved a 3-for-2 split of our common stock. Stockholders received one additional share of common stock for every two shares held as of the close of business on February 28, 2003, the record date of the split. Because of increased profitability and the change in the Federal tax treatment of dividends, your Board of Directors approved a 30% increase in the quarterly cash dividend in July 2003. The quarterly dividend was increased from $.10 per common share to $.13. That increase continues the practice of periodic increases in the dividends paid since 1994, when the quarterly cash dividend was $.02 per common share (adjusted for stock splits in 1997 and 2003).

It is gratifying to note that our stock price rose over 45% during 2003, from $19.71 to $28.75. Since our initial public offering in 1994, your stock has yielded an average annual return, including dividends, of 23.2%. We remain convinced that our best strategy for creating long-term value to our stockholders is to focus on profitability and excellence in customer service.

Asset growth continues to be a focal point for the Company. The Company's total assets grew 3.5%, from $916 million at December 31, 2002 to $948 million at December 31, 2003. During 2003, loans receivable grew 4.4%, from $735 million to $768 million. During 2003, the Bank's loan originations totaled $406.5 million, compared to $323.7 million in 2002. The Bank originated $191.0 million in residential loans, $118.6 million in commercial loans and $96.7 million in consumer loans in 2003. As reflected in our financial statements, those volume levels, as well as the increases in our cash and investment securities, reflect significant increases over our results from 2002. In reviewing our financial statements, you will see that the Company's asset growth was funded primarily by an increase in the Bank's deposits. We are particularly pleased that, during 2003, the Bank's deposits grew 5.6% with a substantial portion of that growth in checking and other non-certificate of deposit accounts.

The Company's continued success and growth is designed to keep pace with the growth of our communities and the increasing competition in the financial services sector. In order to ensure that our customers have sufficient physical locations at which to conduct banking transactions, we continue to expand our branch structure. During 2003, we opened a branch in Crystal River, Florida, and acquired land and began construction for another branch located in The Villages area. We expect to open that branch in the second quarter of 2004.

As you know, more and more banking transactions are conducted electronically, and I am very pleased to report that First Federal Online Banking, our Internet banking solution, continues to enjoy support from both our retail and commercial customers. We currently have over 4,485 registered users of our online banking service, representing an increase over last year of approximately 54.7%.

If you have not had a chance to check out First Federal Online Banking, I encourage you to visit our website, www.1stfederal.com, and click the "Test Drive" button. I believe you will be pleased at how easily and completely you can obtain account balances, transfer funds, pay bills, and access cash management services (for commercial customers) on a 24-hours-a-day, 7-days-a-week basis. While you are at our website, I also encourage you to note all the other useful information, including our loan and deposit products, links to our press releases and financial reports, local weather, and links to some other "local-interest" websites.

Our customers have welcomed our efforts to provide other financial services. We have been pleased with the positive feedback and customer acceptance of the program offering various investment products (which include mutual funds, annuities, discount brokerage services and financial planning). The Financial Network Investment Corporation, a securities broker-dealer firm and member of the NASD and SIPC, offers those investment services at First Federal offices. We began offering these services in 2001, and have been pleased with the growth in that area. We also continue to offer trust services to our customers, provided by the Trust Department of the First National Bank of Mount Dora, under a referral agreement. At December 31, 2003, the market valuation of trust accounts serviced was $42 million.

As I did last year, I want to renew our commitment to honesty and integrity. In light of the disturbing examples of poor corporate governance so widely reported in the national press, I want you to know of our unrelenting commitment to the highest standards of ethics, fair and honest reporting, and sound corporate oversight on which this Company was founded and on which we continue to operate. We continue to carefully monitor those stories, and the resulting laws and regulations that have been issued, and believe we are in compliance with all of those guidelines. We appreciate the trust that you have placed in us over the past years, and will strive to continue to be worthy of that trust. We have recently reviewed and updated our Company's Ethics policy, and are implementing a system by which any employee may anonymously report unethical behavior within our company either by use of a toll-free telephone number or a dedicated website.

Community banking very much remains a "people" business. We are blessed to have a number of directors and staff members who have been with the Bank for many years. Also, many new employees have joined the Bank with extensive banking experience in our market area. It is my belief that our team is second to none in terms of providing our customers with quality customer service.

We remain committed to increasing the long-term value of our Company. That commitment includes meeting the investment needs of our stockholders, the financial needs of our customers, the personal growth needs of our employees and the needs of the communities in which we have the privilege to serve. We believe that FFLC Bancorp, Inc., is well positioned to meet those needs, and we look forward to the challenges of the future.

Cordially yours,


Stephen T. Kurtz
President and Chief Executive Officer

                           First Federal New Logo Here

                    Insert by Ford Press (www.1stfederal.com)

                   Insert by Ford Press (First Federal Online)

                               [GRAPHIC OMITTED]

Visit First Federal's website at http://www.1stfederal.com. This site serves as a portal for First Federal banking services, local news, and information regarding our communities. From this site, customers can gain access to First Federal Online Banking, our fully interactive banking system, that allows bill payments, account inquiries, transfer of funds and more. In addition, commercial customers can access cash management tools, make tax payments and make payroll direct deposit payments through First Federal Online Banking. You'll also find current information about the Bank's locations, products and services at our website.

Investors can also get the latest information regarding FFLC, including stock quotes, press releases, SEC filings, beneficial ownership reports, and other supplemental data, in the "FFLC Bancorp" section of our website.

                               www.1stfederal.com

                            First Federal online logo

                               [GRAPHIC OMITTED]

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

                           First Federal new logo here

SELECTED CONSOLIDATED FINANCIAL DATA
($ in thousands, except per share amounts)

                                                                                          At December 31,
                                                              ---------------------------------------------------------------------
                                                                  2003            2002          2001           2000           1999
                                                                  ----            ----          ----           ----           ----
Total assets ............................................     $  947,914        915,976        823,151        711,493        590,432
Loans, net ..............................................        767,987        735,338        685,935        615,484        500,901
Cash and cash equivalents ...............................         62,160         69,394         49,792         30,481         34,339
Securities ..............................................         82,137         77,324         59,503         42,717         36,909
Deposits ................................................        705,589        668,058        585,128        518,885        429,274
Borrowed funds ..........................................        155,941        168,458        167,327        129,376        102,914
Stockholders' equity ....................................         77,356         71,062         64,068         59,283         55,637

                                                                                   For the Year Ended December 31,
                                                              ---------------------------------------------------------------------
                                                                  2003            2002          2001           2000           1999
                                                                  ----            ----          ----           ----           ----
Interest income .........................................     $   52,840         56,533         56,485         49,128         38,383
Interest expense ........................................         24,607         29,483         35,316         30,065         21,214
Net interest income .....................................         28,233         27,050         21,169         19,063         17,169
Provision for loan losses ...............................          1,514          1,845          1,115            880            719
Net interest income after provision for loan losses .....         26,719         25,205         20,054         18,183         16,450
Noninterest income (1) ..................................          5,364          3,776          2,773          1,904          1,675
Noninterest expense .....................................         17,355         14,868         12,841         11,414         10,313
Income before income taxes (1) ..........................         14,728         14,113          9,986          8,673          7,812
Income taxes (1) ........................................          5,580          5,277          3,697          3,364          2,962
Net income (1) ..........................................          9,148          8,836          6,289          5,309          4,850
Basic income per share (1) (2) ..........................     $     1.70           1.65           1.18           1.00            .91
Weighted average number of common
      shares outstanding for basic (2) ..................      5,385,199      5,360,498      5,321,646      5,312,100      5,322,852
Diluted income per share (1) (2) ........................     $     1.67           1.61           1.15            .97            .88
Weighted average number of common shares
      outstanding for diluted (2) .......................      5,456,896      5,466,880      5,444,148      5,423,610      5,515,557

----------

(1) Excludes gain on sale of real estate held for development in 1999 of $886 ($552 net of tax).

(2)   Adjusted for the three-for-two stock split declared on February 14, 2003.

SELECTED CONSOLIDATED FINANCIAL RATIOS
AND OTHER DATA:

                                                                           At or For the Year Ended December 31,
                                                                  -----------------------------------------------------
                                                                    2003       2002       2001        2000        1999
                                                                    ----       ----       ----        ----        ----
Return on average assets (1).................................         .98%      1.00%      0.82%      0.82%       0.93%
Return on average equity (1).................................       12.23%     13.05%     10.20%      9.24%       8.88%
Dividend payout ratio .......................................       27.18%     22.66%     29.35%     32.32%      28.95%
Average equity to average assets.............................        8.02%      7.67%      8.05%      8.88%      10.45%
Total equity to total assets.................................        8.16%      7.76%      7.78%      8.33%       9.42%
Interest rate spread during year(2)..........................        3.03%      3.01%      2.56%      2.66%       2.98%
Net interest margin (3)......................................        3.22%      3.22%      2.89%      3.08%       3.44%
Nonperforming assets to total assets (4).....................        0.65%      0.35%      0.28%      0.39%       0.47%
Nonperforming loans to total loans (5).......................        0.66%      0.34%      0.27%      0.40%       0.46%
Allowance for loan losses to nonperforming loans.............      103.84%    199.88%    224.20%    141.51%     119.01%
Allowance for loan losses to nonperforming assets............       89.01%    161.00%    187.62%    127.49%     101.77%
Allowance for loan losses to gross loans.....................        0.69%      0.68%      0.61%      0.56%       0.54%
Noninterest expenses to average assets.......................        1.86%      1.68%      1.68%      1.76%       1.97%
Operating efficiency ratio (1)...............................       51.66%     48.23%     53.63%     54.44%      54.73%
Average interest-earning assets to
      average interest-bearing liabilities...................        1.07       1.06       1.07       1.09        1.11
Net interest income to noninterest expenses..................        1.63       1.82       1.69       1.69        1.69
Total shares outstanding (6).................................   5,397,154  5,374,913  5,345,898  5,298,842   5,375,907
Book value per common share outstanding (6)..................     $ 14.33      13.22      11.99      11.19       10.35
Number of banking offices (all full-service).................          15         14         12         12          12

----------

(1) Excludes gain on sale of real estate held for development in 1999 of $886,000 ($552,000 net of tax).

(2) Difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.

(3) Based upon net interest income before provision for loan losses divided by average interest-earning assets.

(4)   Nonperforming assets consist of nonperforming loans and foreclosed assets.

(5)   Nonperforming loans consist of loans 90 days or more delinquent.

(6)   Adjusted for the three-for-two stock split declared on February 14, 2003.

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

The Company's net income from operations increased 3.5% to $9.1 million for the year ended December 31, 2003 from $8.8 million for the year 2002. The Company's total assets increased 3.5% to $947.9 million at December 31, 2003 from $916.0 million at December 31, 2002. That increase resulted primarily from a 4.4% increase in net loans to $768.0 million at December 31, 2003 from $735.3 million at December 31, 2002, reflecting increased local loan demand. Securities increased 6.2% or $4.8 million during 2003. Deposits increased 5.6% to $705.6 million at December 31, 2003 from $668.1 million at December 31, 2002. Advances from the Federal Home Loan Bank decreased $16.0 million, to $133.0 million at December 31, 2003 from $149.0 million at December 31, 2002.

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

A variety of factors impact the carrying value of the loan portfolio including the calculation of the allowance for loan losses, the valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

We believe that the determination of the allowance for loan losses represents a critical accounting policy. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on our review of the historical loan loss experience and such factors which, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriate allowance level consists of several key elements described below.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on our estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flows, and available legal options. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" as amended. Any specific reserves for impaired loans are measured based on the fair market value of the underlying collateral. We evaluate the collectibility of both principal and interest when assessing the need for a special reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions or loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and our internal credit review function. An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and collateral conditions and actual collection and charge-off experience.

Based on the procedures discussed above, management believes that allowance for loan losses were adequate to absorb estimated loan losses associated with the loan portfolio at December 31, 2003. Actual results could differ from these estimates. However, since the allowance is affected by management's judgment and uncertainties, there is the likelihood that materially different amounts would be reported under different conditions or assumptions. To the extent that the economy, collateral values, reserve factors, or the nature and volume of problem loans change, we may need to adjust the provision for loan losses. Material additions to our provision for loan losses would result in a decrease in net income and capital.

The allowance for loan losses is also discussed as part of "Results of Operations" and in Note 3 to the consolidated financial statements. The significant accounting policies are discussed in Note 1 to the consolidated financial statements.

REGULATION AND LEGISLATION

General

The operating results of the Bank are affected by Federal laws and regulations and the Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS") as its chartering agency, and the Federal Deposit Insurance Corporation ("FDIC") as the deposit insurer. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposit accounts are insured up to applicable limits by the FDIC under the SAIF ("Savings Association Insurance Fund"). The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. The OTS and the FDIC conduct periodic examinations to test the Bank's compliance with various regulatory requirements. The activities of the Company and the Bank are governed by the Home Owner's Loan Act, as amended (the "HOLA"), and, in certain respects, the Federal Deposit Insurance Act (the "FDIA"). A more complete description of the HOLA and FDIA is included in the Form 10-K.

Capital Requirements

The capital regulations of the OTS require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Under the OTS final rule implementing the Federal Deposit Insurance Corporation Improvement Act ("FDICIA'), generally, a well-capitalized institution is defined as one that meets the following capital standards: a 5% tangible capital standard; a 6% leverage (core capital) ratio; and a

10% risk-based capital standard, and has not been notified by the OTS that it is in a "troubled condition." At December 31, 2003, the Bank met each of its capital requirements and met the criteria of a "well-capitalized" institution as defined above.

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

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin; and (vi) weighted average yields and rates at December 31, 2003. Yields and costs were derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered to constitute adjustments to yields.

                                                                                        Year Ended December 31,
                                                             -------------------------------------------------------------------
                                                                           2003                                2002
                                                             -------------------------------     -------------------------------
                                             Yield At                    Interest    Average                 Interest    Average
                                           December 31,      Average        and       Yield/     Average        and       Yield/
                                               2003          Balance     Dividends    Cost       Balance     Dividends     Cost
                                               ----          -------     ---------    ----       -------     ---------     ----
                                                                               ($ in thousands)
Interest-earning assets:
    Loans ................................     6.45%         $742,461       49,844     6.71%     $721,521       52,496     7.28%
    Securities ...........................     3.24            89,536        2,218     2.48        79,757        3,002     3.76
    Other interest-earning assets (1) ....     1.45            45,209          778     1.72        38,186        1,035     2.71
                                                             --------      -------               --------      -------

         Total interest-earning assets ...     5.96           877,206       52,840     6.02       839,464       56,533     6.73
                                                                           ------                              ------

Noninterest-earning assets ...............                     55,385                              43,409
                                                             --------                            --------

         Total assets ....................                   $932,591                            $882,873
                                                             ========                            ========

Interest-bearing liabilities:
    NOW and money market
       accounts ..........................      .40           149,486          778      .52       131,538        1,449     1.10
    Passbook and statement savings
       accounts ..........................      .55            25,886          154      .59        23,501          216      .92
    Certificates .........................     2.96           484,379       15,443     3.19       460,206       18,461     4.01
    FHLB advances ........................     5.40           139,372        7,740     5.55       160,235        8,999     5.62
    Other borrowings .....................     2.04            22,654          492     2.17        16,915          358     2.12
                                                             --------      -------               --------      -------
         Total interest-bearing
           liabilities ...................     2.70           821,777       24,607     2.99       792,395       29,483     3.72
                                                                           -------                             -------

Noninterest-bearing deposits .............                     25,296                              13,655
Noninterest-bearing liabilities ..........                     10,731                               9,122
Stockholders' equity .....................                     74,787                              67,701
                                                             --------                            --------

         Total liabilities and equity ....                   $932,591                            $882,873
                                                             ========                            ========

Net interest-earning assets and
    interest-rate spread (2) .............     3.26%         $ 55,429                  3.03%     $ 47,069                  3.01%
                                               ====          ========                  ====      ========                  ====

Net interest income and net
    margin (3) ...........................                                $ 28,233     3.22%                  $ 27,050     3.22%
                                                                          ========     ====                   ========     ====
Ratio of interest-earning assets
    to interest-bearing liabilities ......                       1.07                                1.06
                                                                 ====                                ====

                                                                   Year Ended December 31,
                                                             ------------------------------
                                                                           2001
                                                             ------------------------------
                                                                         Interest   Average
                                                             Average        and      Yield/
                                                             Balance     Dividends    Cost
                                                             -------     ---------    ----
                                                                 ($ in thousands)
Interest-earning assets:
    Loans .................................                 $655,306       52,384     7.99%
    Securities ............................                   49,709        2,901     5.84
    Other interest-earning assets (1) .....                   27,837        1,200     4.31
                                                            --------      -------

         Total interest-earning assets ....                  732,852       56,485     7.71
                                                                          ------

Noninterest-earning assets ................                   32,885
                                                            --------

         Total assets .....................                 $765,737
                                                            ========

Interest-bearing liabilities:
    NOW and money market
       accounts ...........................                   97,574        2,278     2.33
    Passbook and statement savings
       accounts ...........................                   20,121          359     1.78
    Certificates ..........................                  419,923       23,959     5.71
    FHLB advances .........................                  136,041        8,257     6.07
    Other borrowings ......................                   11,842          463     3.91
                                                            --------      -------
         Total interest-bearing
           liabilities ....................                  685,501       35,316     5.15
                                                                          -------

Noninterest-bearing deposits ..............                   13,683
Noninterest-bearing liabilities ...........                    4,911
Stockholders' equity ......................                   61,642
                                                            --------

         Total liabilities and equity .....                 $765,737
                                                            ========

Net interest-earning assets and
    interest-rate spread (2) ..............                 $ 47,351                  2.56%
                                                            ========                  ====

Net interest income and net
    margin (3) ............................                              $ 21,169     2.89%
                                                                         ========     ====
Ratio of interest-earning assets
    to interest-bearing liabilities .......                     1.07
                                                                ====

----------

(1)   Includes interest-earning deposits and FHLB Stock.

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

                                                         Year Ended December 31,                   Year Ended December 31,
                                                               2003 vs. 2002                             2002 vs. 2001
                                                            Increase (Decrease)                       Increase (Decrease)
                                                ----------------------------------------    ---------------------------------------
                                                                  Due to                                    Due to
                                                ----------------------------------------    ---------------------------------------
                                                                       Rate/                                      Rate/
                                                  Rate     Volume     Volume       Net        Rate      Volume   Volume       Net
                                                  ----     ------     ------       ---        ----      ------   ------       ---
                                                                                  ($ in thousands)
Interest-earning assets:
    Loans, net ..............................   $(4,058)     1,524       (118)    (2,652)    (4,706)     5,293      (475)       112
    Securities ..............................    (1,026)       368       (126)      (784)    (1,030)     1,754      (623)       101
    Other interest-earning (1) ..............      (378)       190        (69)      (257)      (445)       446      (166)      (165)
                                                -------    -------    -------    -------    -------    -------   -------    -------

           Total ............................    (5,462)     2,082       (313)    (3,693)    (6,181)     7,493    (1,264)        48
                                                -------    -------    -------    -------    -------    -------   -------    -------

Interest-bearing liabilities:
    NOW and money market accounts ...........      (765)       198       (104)      (671)    (1,203)       793      (419)      (829)
    Passbook and statement savings
        accounts ............................       (76)        22         (8)       (62)      (174)        60       (29)      (143)
    Certificates ............................    (3,789)       970       (199)    (3,018)    (7,114)     2,298      (682)    (5,498)
    FHLB advances ...........................      (100)    (1,172)        13     (1,259)      (617)     1,469      (110)       742
    Other borrowings ........................         9        121          4        134       (212)       198       (91)      (105)
                                                -------    -------    -------    -------    -------    -------   -------    -------

           Total ............................    (4,721)       139       (294)    (4,876)    (9,320)     4,818    (1,331)    (5,833)
                                                -------    -------    -------    -------    -------    -------   -------    -------

Net change in net interest
    income ..................................   $  (741)     1,943        (19)     1,183      3,139      2,675        67      5,881
                                                =======    =======    =======    =======    =======    =======   =======    =======

----------

(1)   Includes interest-earning deposits and FHLB Stock.

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

At December 31, 2003, the Bank had outstanding commitments to originate $12.7 million of loans, to fund unused lines of credit of $75.5 million, to fund the undisbursed portion of loans in process of $24.6 million and $3.4 million in outstanding standby letters of credit. The Bank believes that it will have sufficient funds available to meet its commitments. At December 31, 2003, certificates of deposit which were scheduled to mature in one year or less totaled $281.6 million. Management believes, based on past experience, that a significant portion of those funds will remain with the Bank.

REGULATORY CAPITAL REQUIREMENTS

As a federally-chartered financial institution, the Bank is required to maintain certain minimum amounts of regulatory capital. Regulatory capital is not a valuation allowance and has not been created by charges against earnings. The following table provides a summary of the capital requirements, the Bank's regulatory capital and the amounts in excess at December 31, 2003:

                                                               Tangible                  Core                   Risk-Based
                                                         -------------------      --------------------    ---------------------
                                                                      % of                      % of                 % of Risk-
                                                                    Adjusted                  Adjusted                Weighted
                                                         Amount       Assets       Amount      Assets      Amount      Assets
                                                         ------       ------       ------      ------      ------      ------
                                                                                   ($ in thousands)
      Regulatory capital ..........................      $78,482       8.28%      $78,482       8.28%      $83,908      13.17%
      Requirement .................................       14,217       1.50        28,435       3.00        50,961       8.00
                                                         -------      -----       -------      -----       -------      -----

      Excess ......................................      $64,265       6.78%      $50,047       5.28%      $32,947       5.17%
                                                         =======      =====       =======      =====       =======      =====

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

The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions continue to be affected by general changes in levels of interest rates and other economic factors beyond their control. At December 31, 2003, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank to mature or reprice within one year) as a percentage of total assets was a positive .78% Generally, an institution with a positive gap would experience an increase in net interest income in a period of rising interest rates or a decrease in net interest income in a period of declining interest rates. However, certain shortcomings are inherent in the sensitivity analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different manners to changes in market interest rates. Therefore, no assurance can be given that the Bank will be able to maintain its net interest-rate spread as market interest rates fluctuate.

The Bank monitors its interest-rate risk through the Asset/Liability Committee which meets monthly and reports the results of such monitoring quarterly to the Board of Directors. The Bank's policy is to seek to maintain a balance between interest-earning assets and interest-bearing liabilities so that the Bank's cumulative one-year gap is within a range established by the Board of Directors and which management believes is conducive to maintaining profitability without incurring undue risk. The Bank has increased its investment in adjustable-rate and shorter average life, mortgage-related securities in order to position itself against the consequences of rising interest rates. The Bank also maintains liquid assets in an amount which allows for the possibility of disintermediation when interest rates fluctuate. The Bank's liquidity ratio was 17.4% at December 31, 2003. In addition, the Bank's large, stable, core deposit base resulting from its continuing commitment to quality customer service has historically provided it with a steady source of funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003 that are expected to reprice, based upon certain assumptions and contractual maturities, in each of the future periods shown.

                                                         More         More      More       More        More
                                                         than         than      than       than        than
                                                         Three         Six       One       Three       Five       More
                                           Three        Months       Months     Year       Years       Years      than
                                          Months        to Six        to 12     to 3       to 5        to 10       Ten
                                          or Less       Months       Months     Years      Years       Years      Years       Total
                                          -------       ------       ------     -----      -----       -----      -----       -----
                                                                               ($ in thousands)
Rate-sensitive assets:
   Mortgage loans, net of LIP ........   $ 150,654       70,595     117,030    180,290      52,345      10,958      1,478    583,350
   Commercial and consumer
    loans, net of LIP ................      76,800       13,101      22,574     42,588      23,815       8,465      2,085    189,428
   Mortgage-backed
    securities .......................       4,440        3,685       6,036      8,598       5,427         353         --     28,539
   Interest-earning deposits .........      27,088           --          --         --          --          --         --     27,088
   Investment securities .............       5,948        2,049       9,197     20,363          --          --      7,025     44,582
   Mutual funds ......................       9,016           --          --         --          --          --         --      9,016
   FHLB stock ........................       6,900           --          --         --          --          --         --      6,900
                                         ---------     --------     -------    -------    --------     -------    -------    -------

       Total interest-earning
         assets ......................     280,846       89,430     154,837    251,839      81,587      19,776     10,588    888,903
                                         ---------     --------     -------    -------    --------     -------    -------    -------

Rate-sensitive liabilities:
   Deposits:
    Savings accounts .................      26,636           --          --         --          --          --         --     26,636
    NOW and money
       market accounts ...............     161,527           --          --         --          --          --         --    161,527
    Certificates .....................      92,598       73,924     115,081    133,083      71,259          --         --    485,945
   Borrowed funds ....................      22,941       15,000      10,000     74,000      15,000      19,000         --    155,941
                                         ---------     --------     -------    -------    --------     -------    -------    -------

       Total interest-bearing
         liabilities .................     303,702       88,924     125,081    207,083      86,259      19,000         --    830,049
                                         ---------     --------     -------    -------    --------     -------    -------    -------

Interest-sensitivity gap .............   $ (22,856)         506      29,756     44,756      (4,672)        776     10,588     58,854
                                         =========     ========     =======    =======    ========     =======    =======    =======

Cumulative interest-
    sensitivity gap ..................   $ (22,856)     (22,350)      7,406     52,162      47,490      48,266     58,854
                                         =========     ========     =======    =======    ========     =======    =======

Cumulative interest-earning
    assets ...........................   $ 280,846      370,276     525,113    776,952     858,539     878,315    888,903
                                         =========     ========     =======    =======    ========     =======    =======

Cumulative interest-bearing
    liabilities ......................   $ 303,702      392,626     517,707    724,790     811,049     830,049    830,049
                                         =========     ========     =======    =======    ========     =======    =======

Cumulative interest-sensitivity
    gap as a percentage of
    total assets .....................       (2.41)%     (2.36)%     0.78%       5.50%       5.01%      5.09%      6.21%
                                         =========     ========     =======    =======    ========     =======    =======

Cumulative interest-earning
    assets as a percentage of
    cumulative interest-bearing
    liabilities ......................       92.47%      94.31%    101.43%     107.20%     105.86%    105.81%    107.09%
                                         =========     ========     =======    =======    ========     =======    =======

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2003 TO THE YEAR ENDED DECEMBER 31,
2002

General Operating Results. Net income for the year ended December 31, 2003 was
  $9.1 million, or $1.70 per basic share and $1.67 per diluted share, compared to $8.8 million, or $1.65 per basic share and $1.61 per diluted share, for the year ended December 31, 2002. All per share information has been adjusted to reflect the three-for-two stock split in 2003. The increase in net income was primarily due to increases in net interest income of $1.2 million and noninterest income of $1.6 million, partially offset by a $2.5 million increase in noninterest expense.

Interest Income. Interest income decreased $3.7 to $52.8 million for the year ended December 31, 2003. The decrease resulted from a decrease in the average yield earned on interest-earning assets from 6.73% for the year ended December 31, 2002 to 6.02% for the year ended December 31, 2003, partially offset by a $37.7 million or 4.5% increase in average interest-earning assets outstanding for the year ended December 31, 2003 compared to 2002.

Interest Expense. Interest expense decreased $4.9 million or 16.5%, from $29.5 million for the year ended December 31, 2002 to $24.6 million for the year ended December 31, 2003. The decrease was due primarily to a decrease in the average cost of interest-bearing liabilities from 3.72% for the year ended December 31, 2002 to 2.99% for 2003, partially offset by an increase of $29.4 million in average interest-bearing liabilities outstanding. Average interest-bearing deposits increased from $615.2 million outstanding during the year ended December 31, 2002 to $659.8 million outstanding during 2003. Average borrowings decreased from $177.2 million outstanding during the year ended December 31, 2002 to $162.0 million in 2003.

Provision for Loan Losses. The provision for loan losses is charged to income to increase the allowance for loan losses to the level deemed appropriate by management. The provision is based upon the volume and type of lending conducted by the Company, charge-off experience, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company recorded provisions for loan losses for the years ended December 31, 2003 and 2002 of $1.5 million and $1.8 million, respectively. Net loans charged off for the years ended December 31, 2003 and 2002 were $1,205,000 and $953,000, respectively. Management believes that the allowance for loan losses, which was $5.5 million or .69% of gross loans at December 31, 2003 is adequate.

Noninterest Income. Noninterest income increased $1.6 million, or 42.1% from $3.8 million for the year ended December 31, 2002 to $5.4 million for 2003. That increase was primarily due to increases of $475,000 in other service charges and fees and $775,000 in net gain on sales of loans held for sale. The increase in gain on sales of loans held for sale was due to an increase in the amount of residential mortgage loans originated and sold in the secondary market due to the low interest-rate environment.

Noninterest Expense. Noninterest expense increased by $2.5 million or 16.7%, from $14.9 million for the year ended December 31, 2002 to $17.4 million for the year ended December 31, 2003. The increase was primarily due to increases in salaries and employee benefits of $1.4 million, occupancy expense of $367,000 and $279,000 in data processing expenses related to the overall growth of the Company.

Income Taxes. Income taxes were $5.6 million for the year ended December 31, 2003 (an effective tax rate of 37.9%) compared to $5.3 million (an effective tax rate of 37.4%) for the year ended December 31, 2002.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2002 TO THE YEAR ENDED DECEMBER 31,
2001

General Operating Results. Net income for the year ended December 31, 2002 was
  $8.8 million, or $1.65 per basic share and $1.61 per diluted share, compared to $6.3 million, or $1.18 per basic share and $1.15 per diluted share, for the year ended December 31, 2001. All per share information has been adjusted to reflect the three-for-two stock split in 2003. The increase in net income was primarily due to an increase in net interest income of $5.9 million, partially offset by a $2.0 million increase in noninterest expense.

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

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                   ($ in thousands, except per share amounts)

                                                                                                At December 31,
                                                                                        ----------------------------
                                                                                           2003               2002
                                                                                           ----               ----
            Assets

Cash and due from banks ...................................................             $  35,072             20,157
Interest-earning deposits .................................................                27,088             49,237
                                                                                        ---------          ---------

            Cash and cash equivalents .....................................                62,160             69,394

Securities available for sale .............................................                82,137             77,324
Loans, net of allowance for loan losses of $5,490 in 2003
    and $5,181 in 2002 ....................................................               767,987            735,338
Accrued interest receivable:
    Securities ............................................................                   660                811
    Loans .................................................................                 3,189              3,370
Premises and equipment, net ...............................................                21,448             19,369
Foreclosed assets .........................................................                   881                626
Federal Home Loan Bank stock, at cost .....................................                 6,900              7,700
Deferred income taxes .....................................................                 1,134                487
Other assets ..............................................................                 1,418              1,557
                                                                                        ---------          ---------

            Total .........................................................             $ 947,914            915,976
                                                                                        ---------          =========

            Liabilities and Stockholders' Equity

Liabilities:
    Noninterest-bearing demand deposits ...................................                31,481             18,867
    NOW and money market accounts .........................................               161,527            137,858
    Savings accounts ......................................................                26,636             25,403
    Certificates ..........................................................               485,945            485,930
                                                                                        ---------          ---------

            Total deposits ................................................               705,589            668,058

Advances from Federal Home Loan Bank ......................................               133,000            149,000
Other borrowed funds ......................................................                17,786             14,303
Junior subordinated debentures ............................................                 5,155              5,155
Accrued expenses and other liabilities ....................................                 9,028              8,398
                                                                                        ---------          ---------

            Total liabilities .............................................               870,558            844,914
                                                                                        ---------          ---------

Commitments and contingencies (Notes 4, 9 and 12)

Stockholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares authorized,
        none outstanding ..................................................                    --                 --
    Common stock, $.01 par value, 15,000,000 shares authorized,
        6,397,202 in 2003 and 4,574,944 in 2002 shares issued .............                    64                 46
    Additional paid-in-capital ............................................                31,837             31,638
    Retained income .......................................................                65,071             58,409
    Accumulated other comprehensive income ................................                   297                636
    Treasury stock, at cost (1,000,048 shares in 2003 and
        991,669 shares in 2002) ...........................................               (19,913)           (19,667)
                                                                                        ---------          ---------

            Total stockholders' equity ....................................                77,356             71,062
                                                                                        ---------          ---------

            Total .........................................................             $ 947,914            915,976
                                                                                        =========          =========

See accompanying Notes to Consolidated Financial Statements.

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                        Consolidated Statements of Income
                   ($ in thousands, except per share amounts)

                                                                                                  Year Ended December 31,
                                                                                     ----------------------------------------------
                                                                                        2003              2002              2001
Interest income:
    Loans .................................................................         $   49,844             52,496           52,384
    Securities ............................................................              2,218              3,002            2,901
    Other .................................................................                778              1,035            1,200
                                                                                    ----------         ----------       ----------

        Total interest income .............................................             52,840             56,533           56,485
                                                                                    ----------         ----------       ----------

Interest expense:
    Deposits ..............................................................             16,375             20,126           26,596
    Borrowed funds ........................................................              8,232              9,357            8,720
                                                                                    ----------         ----------       ----------

        Total interest expense ............................................             24,607             29,483           35,316
                                                                                    ----------         ----------       ----------

        Net interest income ...............................................             28,233             27,050           21,169

Provision for loan losses .................................................              1,514              1,845            1,115
                                                                                    ----------         ----------       ----------

        Net interest income after provision for loan losses ...............             26,719             25,205           20,054
                                                                                    ----------         ----------       ----------

Noninterest income:
    Deposit account fees ..................................................              1,036                953              835
    Other service charges and fees ........................................              2,375              1,900            1,579
    Net gain on sales of loans held for sale ..............................              1,178                403               43
    Other .................................................................                775                520              316
                                                                                    ----------         ----------       ----------

        Total noninterest income ..........................................              5,364              3,776            2,773
                                                                                    ----------         ----------       ----------

Noninterest expense:
    Salaries and employee benefits ........................................             10,196              8,814            7,554
    Occupancy expense .....................................................              2,787              2,420            2,016
    Data processing expense ...............................................              1,270                991              990
    Advertising and promotion .............................................                507                492              410
    Professional services .................................................                480                432              386
    Other .................................................................              2,115              1,719            1,485
                                                                                    ----------         ----------       ----------

        Total noninterest expense .........................................             17,355             14,868           12,841
                                                                                    ----------         ----------       ----------

Income before income taxes ................................................             14,728             14,113            9,986

        Income taxes ......................................................              5,580              5,277            3,697
                                                                                    ----------         ----------       ----------

Net income ................................................................         $    9,148              8,836            6,289
                                                                                    ==========         ==========       ==========

Basic income per share ....................................................         $     1.70               1.65             1.18
                                                                                    ==========         ==========       ==========

Weighted-average number of shares outstanding for basic ...................          5,385,199          5,360,498        5,321,646
                                                                                    ==========         ==========       ==========

Diluted income per share ..................................................         $     1.67               1.61             1.15
                                                                                    ==========         ==========       ==========

Weighted-average number of shares outstanding for diluted .................          5,456,896          5,466,880        5,444,148
                                                                                    ==========         ==========       ==========

See accompanying Notes to Consolidated Financial Statements.

                       FFLC BANCORP, INC. AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity

                  Years Ended December 31, 2003, 2002 and 2001
                   ($ in thousands, except per share amounts)

                                                  Common Stock                                          Accumulated
                                              -------------------   Additional                             Other           Total
                                               Number of              Paid-In   Treasury    Retained   Comprehensive   Stockholders'
                                                 Shares    Amount     Capital     Stock      Income        Income         Equity
                                                 ------    ------     -------     -----      ------        ------         ------
Balance at December 31, 2000 .............     4,491,646     $45       31,010    (18,985)     47,132         81           59,283
                                                                                                                         -------

Comprehensive income:

     Net income ..........................            --      --           --         --       6,289         --            6,289

     Change in unrealized gains on
       securities available for sale, net
       of income taxes of $217 ...........            --      --           --         --          --        359              359
                                                                                                                         -------

Comprehensive income .....................                                                                                 6,648
                                                                                                                         -------

Net proceeds from the issuance of
     common stock, stock options
     exercised ...........................        51,307      --          345         --          --         --              345

Dividends paid ($.35 per share -
     adjusted) ...........................            --      --           --         --      (1,846)        --           (1,846)

Purchase of treasury stock, 19,936
     shares ..............................            --      --           --       (362)         --         --             (362)
                                               ---------     ---       ------    -------     -------        ---          -------

Balance at December 31, 2001 .............     4,542,953     $45       31,355    (19,347)     51,575        440           64,068
                                               =========     ===       ======    =======     =======        ===          =======

                                                                     (continued)

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                  Years Ended December 31, 2003, 2002 and 2001
                   ($ in thousands, except per share amounts)

                                                Common Stock                                           Accumulated
                                            --------------------  Additional                               Other           Total
                                              Number of            Paid-In     Treasury    Retained    Comprehensive   Stockholders'
                                               Shares     Amount   Capital       Stock      Income        Income          Equity
                                               ------     ------   -------       -----      ------        ------          ------
Balance at December 31, 2001 .............   4,542,953      $45     31,355     (19,347)     51,575          440            64,068
                                                                                                                          -------

Comprehensive income:

     Net income ..........................          --       --         --          --       8,836           --             8,836

     Change in unrealized gains on
       securities available for sale, net
       of income taxes of $163 ...........          --       --         --          --          --          271               271
                                                                                                                          -------

     Change in unrealized loss on
       derivative instrument, net of
       income tax benefit of $45 .........          --       --         --          --          --          (75)              (75)
                                                                                                                          -------

Comprehensive income .....................                                                                                  9,032
                                                                                                                          -------

Net proceeds from the issuance of
     common stock, stock options
     exercised ...........................      31,991        1        283          --          --           --               284

Dividends paid ($.37 per share -
     adjusted) ...........................          --       --         --          --      (2,002)          --            (2,002)

Purchase of treasury stock, 12,648
     shares ..............................          --       --         --        (320)         --           --              (320)
                                             ---------      ---     ------     -------     -------         ----           -------

Balance at December 31, 2002 .............   4,574,944      $46     31,638     (19,667)     58,409          636            71,062
                                             =========      ===     ======     =======     =======         ====           =======

                                                                     (continued)

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                  Years Ended December 31, 2003, 2002 and 2001
                   ($ in thousands, except per share amounts)


                                                    Common Stock                                       Accumulated
                                                ------------------- Additional                            Other          Total
                                                Number of             Paid-In    Treasury    Retained  Comprehensive   Stockholders'
                                                 Shares      Amount   Capital      Stock      Income      Income          Equity
                                                 ------      ------   -------      -----      ------      ------          ------
Balance at December 31, 2002 ...............    4,574,944      $46     31,638    (19,667)     58,409        636           71,062
                                                                                                                         -------

Comprehensive income:

     Net income ............................           --       --         --         --       9,148         --            9,148

     Change in unrealized gains on
       securities available for sale, net
       of income tax benefit of $217 .......           --       --         --         --          --       (362)            (362)
                                                                                                                         -------

     Change in unrealized loss on
       derivative instrument, net of
       income taxes of $14 .................           --       --         --         --          --         23               23
                                                                                                                         -------

Comprehensive income .......................                                                                               8,809
                                                                                                                         -------

Net proceeds from the issuance of
     common stock, stock options
     exercised .............................       29,989       --        217         --          --         --              217

Dividends paid ($.46 per share) ............           --       --         --         --      (2,486)        --           (2,486)

Purchase of treasury stock, 8,379
     shares ................................           --       --         --       (246)         --         --             (246)

Three-for-two stock split ..................    1,792,269       18        (18)        --          --         --               --
                                                ---------      ---    -------    -------     -------       ----          -------

Balance at December 31, 2003 ...............    6,397,202      $64     31,837    (19,913)     65,071        297           77,356
                                                =========      ===    =======    =======     =======       ====          =======

See accompanying Notes to Consolidated Financial Statements.

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                                         Year Ended December 31,
                                                                                  -------------------------------------
                                                                                     2003          2002          2001
                                                                                     ----          ----          ----
Cash flows from operating activities:
    Net income ...........................................................        $   9,148         8,836         6,289
    Adjustments to reconcile net income
        to net cash provided by operations:
            Provision for loan losses ....................................            1,514         1,845         1,115
            Depreciation and amortization ................................            1,351         1,062           852
            Deferred income tax benefit ..................................             (444)         (331)         (251)
            Net amortization of premiums and discounts on securities .....            1,064           297           (52)
            Net amortization of deferred loan fees and costs .............              258          (142)          134
            Net gain on sales of loans held for sale .....................           (1,178)         (403)          (43)
            Loan originated for sale .....................................          (77,670)      (44,207)      (10,323)
            Proceeds from sales of loans held for sale ...................           77,704        37,289         5,191
            Decrease (increase) in accrued interest receivable ...........              332            12          (443)
            Decrease (increase) in other assets ..........................              139          (514)         (138)
            Increase in accrued expenses and other liabilities ...........              667         1,650         2,679
                                                                                  ---------      --------      --------

                    Net cash provided by operating activities ............           12,885         5,394         5,010
                                                                                  ---------      --------      --------

Cash flows from investing activities:
    Purchase of securities available for sale ............................          (42,139)      (41,433)      (30,751)
    Proceeds from principal repayments and maturities of securities
        available for sale ...............................................           35,683        23,749        14,593
    Loan disbursements ...................................................         (251,919)     (209,046)     (188,618)
    Principal repayments on loans ........................................          216,960       163,820       121,526
    Purchase of premises and equipment, net ..............................           (3,430)       (6,093)       (3,700)
    Redemption (purchase) of Federal Home Loan Bank stock ................              800            --        (1,550)
    Net proceeds from sales of foreclosed assets .........................            1,427         1,188           470
                                                                                  ---------      --------      --------

                    Net cash used in investing activities ................          (42,618)      (67,815)      (88,030)
                                                                                  ---------      --------      --------

                                                                     (continued)

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                                 (In thousands)

                                                                                                    Year Ended December 31,
                                                                                           ----------------------------------------
                                                                                              2003            2002            2001
                                                                                              ----            ----            ----
Cash flows from financing activities:
    Net increase in deposits .......................................................       $ 37,531          82,930          66,243
    Net (decrease) increase in Federal Home Loan Bank advances .....................        (16,000)         (5,000)         31,000
    Net increase in other borrowed funds ...........................................          3,483             976           6,951
    Increase in junior subordinated debentures .....................................             --           5,155              --
    Issuance of common stock .......................................................            217             284             345
    Purchase of treasury stock .....................................................           (246)           (320)           (362)
    Cash dividends paid ............................................................         (2,486)         (2,002)         (1,846)
                                                                                           --------        --------        --------

                Net cash provided by financing activities ..........................         22,499          82,023         102,331
                                                                                           --------        --------        --------

Net (decrease) increase in cash and cash equivalents ...............................         (7,234)         19,602          19,311

Cash and cash equivalents at beginning of year .....................................         69,394          49,792          30,481
                                                                                           --------        --------        --------

Cash and cash equivalents at end of year ...........................................       $ 62,160          69,394          49,792
                                                                                           ========        ========        ========

Supplemental disclosures of cash flow information: Cash paid during the year for:
        Interest ...................................................................       $ 24,772          29,690          35,217
                                                                                           ========        ========        ========

        Income taxes ...............................................................       $  6,208           5,458           3,821
                                                                                           ========        ========        ========

    Noncash investing and financing activities:
        Accumulated other comprehensive income:
            Net change in unrealized gain on securities available for
                sale, net of tax ...................................................       $   (362)            271             359
                                                                                           ========        ========        ========

            Net change in unrealized loss on derivative investment,
                net of tax .........................................................       $     23             (75)             --
                                                                                           ========        ========        ========

        Transfers from loans to foreclosed assets ..................................       $  1,951           1,679             656
                                                                                           ========        ========        ========

        Loans originated on sales of foreclosed assets .............................       $    269             238              89
                                                                                           ========        ========        ========

        Loans funded by and sold to correspondent ..................................       $ 14,383          20,541          14,926
                                                                                           ========        ========        ========

See accompanying Notes to Consolidated Financial Statements.

                       FFLC BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

         December 31, 2003, 2002 and For Each of the Three Years in the
                         Period Ended December 31, 2003

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

         During 2001, First Alliance Title, LLC ("First Alliance"), a 90% owned subsidiary of the Holding Company was formed to operate as a title agency. First Alliance ceased operations in November 2003. During 2002, FFLC Statutory Trust I (the "Trust") was formed for the sole purpose of issuing $5,000,000 of trust preferred securities as more fully described in Note 7. In 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" as revised in December 2003. In accordance with Interpretation No. 46, the Trust is not consolidated in the financial statements of the Company, but rather accounted for under the equity method of accounting. The Company has elected to apply Interpretation No. 46 on a retroactive basis and therefore has restated its 2002 consolidated financial statements. The effect to the 2002 consolidated balance sheet was to record junior subordinated debentures of $5,155,000, eliminate the guaranteed beneficial interest in junior subordinated debentures of $5,000,000 and record the Company's investment in the Trust of $155,000 in other assets. Interpretation No. 46 had no effect on the 2002 consolidated statement of income.

      Principles of Consolidation. The consolidated financial statements include the accounts of the Holding Company and its two subsidiaries, the Bank and First Alliance and the Bank's wholly-owned subsidiary, Lake County Service Corporation (the "Service Corporation") (all together, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

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

      Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-earning deposits.

         The Bank is required to maintain certain cash reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest-earning deposits at other banks. The reserve balances at December 31, 2003 and 2002 were approximately $9.0 million and $8.7 million, respectively.

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

      Loans Held For Sale. Loans originated and held for sale by the Company are carried at the lower of cost or fair value using the specific identification method. At December 31, 2003 and 2002, the aggregate fair value of loans held for sale exceeded the carrying value. Gains and losses on the sales of such loans are recognized using the specific identification method. The Company held $15.6 million and $14.4 million of loans held for sale at December 31, 2003 and 2002, respectively, which are included in loans on the accompanying consolidated balance sheets.

      Loans. Loans that management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

         Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

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

      Foreclosed Assets. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of fair value or the loan balance at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in earnings.

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

      Stock Compensation Plans. Statement of Financial Accounting Standards
         (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively, "SFAS 123") encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts for its stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation ($ in thousands, except per share data).

                                                                                            Years Ended December 31,
                                                                                       --------------------------------
                                                                                         2003        2002        2001
                                                                                         ----        ----        ----
            Net income, as reported ...............................................    $  9,148       8,836       6,289

            Deduct:  Total stock-based employee compensation
                determined under the fair value based method for all
                awards, net of related tax effect .................................         (59)         (7)        (39)
                                                                                       --------    --------    --------

            Proforma net income ...................................................    $  9,089       8,829       6,250
                                                                                       ========    ========    ========

            Basic income per share, as reported ...................................    $   1.70        1.65        1.18
                                                                                       ========    ========    ========

            Proforma basic income per share .......................................    $   1.69        1.65        1.17
                                                                                       ========    ========    ========

            Diluted income per share, as reported .................................    $   1.67        1.61        1.15
                                                                                       ========    ========    ========

            Proforma diluted income per share .....................................    $   1.67        1.61        1.15
                                                                                       ========    ========    ========

         In order to calculate the fair value of the options granted using the Black-Scholes model, it was assumed that the risk-free interest rate for 2003 was 4.73%, the annualized dividend yield was 2.0%, the expected life of the options would be the entire exercise period and stock volatility was 37%. For purposes of pro forma disclosures, the estimated fair value is included in expense during the vesting period.

                                                                                        Years Ended December 31,
                                                                                       --------------------------
                                                                                        2003       2002      2001
                                                                                        ----       ----      ----
            Grant-date fair value per option of options issued during the year ....    $11.44       N/A       N/A
                                                                                       ======       ===       ===

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

      Off-Balance-Sheet Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet instruments consisting of commitments to extend credit, unused lines of credit, undisbursed loans in process and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

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

            Borrowed Funds. The carrying amounts of borrowings under repurchase agreements approximate their fair values. Fair values of Federal Home Loan Bank advances and junior subordinated debentures are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

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

      Income Per Share of Common Stock. The Company follows the provisions of
         Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No.
         128). SFAS No. 128 provides accounting and reporting standards for calculating income per share. Basic income per share of common stock has been computed by dividing the net income for the year by the weighted-average number of shares outstanding. Shares of common stock purchased by the Retention and Recognition Plan ("RRP") (see Note 17) are only considered outstanding when the shares are released or committed to be released for allocation to participants. As of December 31, 2001, 2002 and 2003, 4,102, 4,102 and 3,020 shares remain uncommitted under the RRP plan, respectively, and are not considered outstanding for purposes of the computation of net income per share of common stock. Diluted income per share is computed by dividing net income by the weighted-average number of shares outstanding including the dilutive effect of stock options (see Note 17) computed using the treasury stock method. All per share amounts reflect the three-for-two stock split declared on February 14, 2003. The following table presents the calculation of basic and dilutive income per share of common stock:

                                                                                         Year Ended December 31,
                                                                               ----------------------------------------
                                                                                  2003           2002           2001
                                                                                  ----           ----           ----
            Weighted-average shares of common stock issued
                and outstanding before adjustments for RRP
                and common stock options ..................................     5,389,219      5,364,600      5,325,748

            Adjustment to reflect the effect of unallocated
                RRP average shares ........................................        (4,020)        (4,102)        (4,102)
                                                                               ----------     ----------     ----------

            Weighted-average shares for basic income per share ............     5,385,199      5,360,498      5,321,646
                                                                               ==========     ==========     ==========

            Basic income per share ........................................    $     1.70           1.65           1.18
                                                                               ==========     ==========     ==========

            Total weighted-average common shares and equivalents
                outstanding for basic income per share
                computation ...............................................     5,385,199      5,360,498      5,321,646

            Additional dilutive shares using the average market value
                for the period utilizing the treasury stock method
                regarding stock options ...................................        71,697        106,382        122,502
                                                                               ----------     ----------     ----------

            Weighted-average common shares and equivalents
                outstanding for diluted income per share ..................     5,456,896      5,466,880      5,444,148
                                                                               ==========     ==========     ==========

            Diluted income per share ......................................    $     1.67           1.61           1.15
                                                                               ==========     ==========     ==========

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

      Other Recent Pronouncements. In November 2002, the FASB issued FASB
         Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the consolidated financial statements of the Company.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no effect on the Company's consolidated financial statements.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement had no effect on the Company's consolidated financial statements.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company's consolidated financial statements.

      Reclassifications. Certain immaterial amounts in the 2001 and 2002 consolidated financial statements have been reclassified to conform to the presentation for 2003.

(2)   Securities

      All securities have been classified as available for sale by management.
         The carrying amounts of securities available for sale and their approximate fair values were as follows:

                                                                                     Gross          Gross
                                                                    Amortized      Unrealized     Unrealized      Fair
                                                                       Cost          Gains          Losses        Value
                                                                    ---------      ----------     ----------     -------
                                                                                        (In thousands)
         Securities available for sale:
         At December 31, 2003:
             Mutual funds ....................................        $ 9,146             --           (130)       9,016
             U.S. Government and agency securities ...........         36,298            342             (1)      36,639
             Mortgage-backed securities ......................         28,229            317             (7)      28,539
             Other investment securities .....................          7,904             39             --        7,943
                                                                      -------        -------        -------      -------

                 Total .......................................        $81,577            698           (138)      82,137
                                                                      =======        =======        =======      =======

         At December 31, 2002:
             Mutual funds ....................................          9,433             --            (59)       9,374
             U.S. Government and agency securities ...........         36,801            853             (5)      37,649
             Mortgage-backed securities ......................         21,961            335             --       22,296
             Other investment securities .....................          7,990             22             (7)       8,005
                                                                      -------        -------        -------      -------

                 Total .......................................        $76,185          1,210            (71)      77,324
                                                                      =======        =======        =======      =======

      The scheduled maturities of securities available for sale at December 31, 2003 were as follows:

                                                                                           Amortized      Fair
                                                                                              Cost        Value
                                                                                           ---------     -------
                                                                                               (In thousands)
         Due in less than one year ........................................                 $16,067       16,276
         Due from one year to five years ..................................                  20,231       20,363
         Due after ten years ..............................................                   7,904        7,943
         Mortgage-backed securities .......................................                  28,229       28,539
         Mutual funds .....................................................                   9,146        9,016
                                                                                            -------      -------

             Total ........................................................                 $81,577       82,137
                                                                                            =======      =======

      Securities with a carrying value of approximately $13.5 million and $16.4 million at December 31, 2003 and 2002, respectively, were pledged to secure public funds and tax deposits. The Company has also pledged securities with a carrying value of $22.5 million and $18.7 million for borrowings under retail repurchase agreements with customers at December 31, 2003 and 2002, respectively (See Note 6).

      There were no sales of securities during the years ended December 31, 2003, 2002 or 2001.

(3)   Loans

      The components of loans were as follows:

                                                                                                  At December 31,
                                                                                              ----------------------
                                                                                                2003          2002
                                                                                                ----          ----
                                                                                                   (In thousands)
            First mortgage loans secured by:
                One-to-four-family residential *...........................................   $ 384,514      395,116
                Construction and land......................................................      43,575       30,792
                Multi-family units.........................................................      12,453       22,796
                Commercial real estate, churches and other.................................     167,381      140,770
            Consumer loans.................................................................     155,438      138,202
            Commercial loans...............................................................      33,990       28,879
                                                                                              ---------      -------

                    Subtotal (1)...........................................................     797,351      756,555

            Undisbursed portion of loans in process........................................     (24,573)     (16,770)
            Net deferred loan costs........................................................         699          734
            Allowance for loan losses (2)..................................................      (5,490)      (5,181)
                                                                                              ---------      -------

                    Loans, net.............................................................   $ 767,987      735,338
                                                                                              =========      =======

      * Includes $15.6 million and $14.4 million of loans held for sale at December 31, 2003 and 2002, respectively.

      (1) Total loans outstanding by department consists of the following (in thousands):

                                                                                      At December 31,
                                                                     -----------------------------------------------
                                                                             2003                        2002
                                                                     ----------------------      -------------------
                                                                                      % of                     % of
                                                                       Amount        Total         Amount      Total
                                                                       ------        -----         ------      -----
            Residential.........................................     $ 372,551        46.72%     $ 385,711     50.98%
            Commercial..........................................       265,655        33.32        229,930     30.39
            Consumer............................................       159,145        19.96        140,914     18.63
                                                                     ---------       ------      ---------    ------

                                                                     $ 797,351       100.00%     $ 756,555    100.00%
                                                                     =========       ======      =========    ======

(2) Total allowance for loan losses by department consists of the following (in thousands):

                                                                                          At December 31,
                                                                        --------------------------------------------------
                                                                                2003                         2002
                                                                        --------------------          --------------------
                                                                                       % to                          % to
                                                                                       Gross                         Gross
                                                                        Amount         Loans          Amount         Loans
                                                                        ------         -----          ------         -----
         Residential ..........................................         $  911           .24%         $1,175           .30%
         Commercial ...........................................          3,371          1.27           2,949          1.28
         Consumer .............................................          1,208           .76           1,057           .75
                                                                        ------          ----          ------          ----

                                                                        $5,490           .69%         $5,181           .68%
                                                                        ======          ====          ======          ====

      Total gross loans originated by department, including unfunded construction and line of credit loans, consist of the following (in thousands):

                                                                                                           Year Ended
                                                                                                           December 31,
                                                                                                       --------------------
                                                                                                         2003        2002
                                                                                                         ----        ----
         Residential ............................................                                      $191,048     148,271
         Commercial .............................................                                       118,633      95,160
         Consumer ...............................................                                        96,829      80,297
                                                                                                       --------    --------

                                                                                                       $406,510     323,728
                                                                                                       ========    ========

      An analysis of the change in the allowance for loan losses follows:

                                                                                                Year Ended December 31,
                                                                                           ---------------------------------
                                                                                             2003         2002         2001
                                                                                             ----         ----         ----
                                                                                                   (In thousands)
         Balance at January 1 ..............................                               $ 5,181        4,289        3,552
         Provision for loan losses .........................                                 1,514        1,845        1,115
         Net loans charged-off .............................                                (1,205)        (953)        (378)
                                                                                           -------      -------      -------

         Balance at December 31 ............................                               $ 5,490        5,181        4,289
                                                                                           =======      =======      =======

      The following summarizes the amount of impaired loans at December 31, 2003 and 2002, all of which are collateral dependent:

                                                                                                         At December 31,
                                                                                                       -------------------
                                                                                                        2003         2002
                                                                                                        ----         ----
                                                                                                         (In thousands)
         Loans identified as impaired:
             Gross loans with no related allowance for losses .........................                $ 2,971          --
             Gross loans with related allowance for losses recorded ...................                    400         400
             Less: Allowances on these loans ..........................................                    (50)        (50)
                                                                                                       -------     -------

         Net investment in impaired loans .............................................                $ 3,321         350
                                                                                                       =======     =======

      The average net investment in impaired loans and interest income recognized and received on impaired loans during the years ended December 31, 2003, 2002 and 2001 was as follows:

                                                                                      Year Ended December 31,
                                                                                  -------------------------------
                                                                                   2003        2002          2001
                                                                                          (In thousands)
            Average net investment in impaired loans ...................          $1,920         184          581
                                                                                  ======      ======       ======

            Interest income recognized on impaired loans ...............          $  143          35           81
                                                                                  ======      ======       ======

            Interest income received on impaired loans .................          $  143          35           81
                                                                                  ======      ======       ======

      The increase in impaired loans during 2003 mainly resulted from two loans to an agricultural borrower being identified as impaired and placed on nonaccrual status. Management estimates that equity in the related collateral is sufficient and no loss is anticipated on these two loans.

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

      Nonaccrual loans at December 31, 2003 and 2002 totaled $5.3 million and $2.6 million, respectively. There were no loans past due ninety days or more and still accruing interest income at December 31, 2003 or 2002. For the years ended December 31, 2003, 2002 and 2001, interest income on loans would have been increased approximately $83,000, $106,000 and $116,000, respectively, if the interest on nonaccrual loans had been recorded under the original terms of such loans.

(4)   Premises and Equipment

      Components of premises and equipment were as follows:

                                                                                                  At December 31,
                                                                                               ---------------------
                                                                                                 2003          2002
                                                                                                 ----          ----
                                                                                                   (In thousands)
         Cost:
             Land .............................................................                $  5,794        4,924
             Building and leasehold improvements ..............................                  18,292       15,553
             Furniture and equipment ..........................................                   4,045        3,539
             Construction in progress .........................................                     131          816
                                                                                               --------     --------

                 Total cost ...................................................                  28,262       24,832

         Less accumulated depreciation and amortization .......................                  (6,814)      (5,463)
                                                                                               --------     --------

             Net book value ...................................................                $ 21,448       19,369
                                                                                               ========     ========

      Certain Company facilities are leased under operating leases. Rental expense was approximately $63,000, $70,000 and $118,000 in 2003, 2002 and 2001, respectively. At December 31, 2003, future minimum rental commitments under noncancellable leases were as follows (in thousands):

            Year Ending
            December 31,                                           Amount
            ------------                                           ------

                2004.......................................       $   66
                2005.......................................           69
                2006.......................................           72
                2007.......................................           75
                2008.......................................           78
                Thereafter.................................           81
                                                                   -----

                                                                   $ 441
                                                                   =====

(5)   Deposits

      The aggregate amount of short-term jumbo time deposits, each with a minimum denomination of $100,000, was approximately $147.4 million and $140.6 million at December 31, 2003 and 2002, respectively.

      At December 31, 2003, the scheduled maturities of time deposits were as follows (in thousands):

            Year Ending

                2004.......................................      $ 281,603
                2005.......................................         95,183
                2006.......................................         37,900
                2007.......................................         58,359
                2008.......................................         12,900
                                                                 ---------

                                                                 $ 485,945
                                                                 =========

(6)   Advances from Federal Home Loan Bank and Other Borrowings

      As of December 31, 2003, the Bank had $133.0 million in Federal Home Loan
         Bank of Atlanta ("FHLB") advances outstanding. These advances had a weighted-average interest rate of 5.40% and interest rates and maturities as follows ($ in thousands):

                                                                                     At December 31,
                                                                 Interest            ---------------
         Year Ending December 31,                                  Rate             2003          2002
         ------------------------                                --------           ----          ----
            2003 ........................................          4.90%          $     --        10,000
            2003 ........................................          4.91%                --         6,000
            2003 ........................................          4.53%                --         5,000
            2003 ........................................          3.77%                --         5,000
            2003 ........................................          1.86%(A)             --         5,000
            2004 ........................................          6.05%            10,000        10,000
            2004 ........................................          3.76%            10,000        10,000
            2004 ........................................          3.39%             5,000         5,000
            2005 ........................................          6.39%(B)         20,000        20,000
            2005 ........................................          6.60%            13,500        13,500
            2005 ........................................          6.68%(B)         12,500        12,500
            2005 ........................................          6.31%(B)          7,000         7,000
            2005 ........................................          6.04%            10,000        10,000
            2005 ........................................          6.00%             6,000         6,000
            2006 ........................................          1.23%(A)          5,000         5,000
            2008 ........................................          2.98%(B)         15,000            --
            2009 ........................................          6.39%(B)         14,000        14,000
            2011 ........................................          4.44%(B)          5,000         5,000
                                                                                  --------      --------

                 Total ..................................                         $133,000       149,000
                                                                                  ========      ========

      (A)   Adjustable Rate, this is rate at year-end.

      (B) The FHLB has the option to convert to an adjustable rate in future years, at which time the Company has the option to prepay the advance without penalty.

      The security agreement with FHLB includes a blanket floating lien requiring the Bank to maintain first mortgage loans as pledged collateral in an amount equal to at least, when discounted at 75% of the unpaid principal balances, 100% of these advances. The FHLB stock is also pledged as collateral for these advances. At December 31, 2003, the Bank could borrow up to $116.9 million under the FHLB security agreement.

      The Bank has an $8.0 million line of credit facility with one of its correspondent banks under which the Bank may draw funds for daily liquidity. Borrowings under this line of credit must be repaid within five days. The line of credit bears a floating interest rate equal to the average federal funds rate and expires on June 30, 2004. As of December 31, 2003, the Bank has not used this line of credit.

      Other borrowed funds were composed of retail repurchase agreements with customers. The Company enters into retail repurchase agreements with customers in which the funds received are accounted for as borrowings to the Company. The total amount outstanding under these agreements at December 31, 2003 and 2002 were $17.8 million and $14.3 million, respectively. The Company pledged securities with a carrying value of $22.5 million and $18.7 million, respectively as collateral for these agreements at December 31, 2003 and 2002.

(7)   Junior Subordinated Debentures

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

      The Company has entered into a five year interest rate swap agreement that effectively converted the floating interest rate of these junior subordinated debentures into a fixed interest rate of 6.85%, thus reducing the impact of interest rate changes on future interest expense for the five year period. In accordance with SFAS 133, this interest rate swap qualifies as a cash flow hedge. The fair value of this interest rate swap is recorded as an asset or liability on the consolidated balance sheet with an offsetting entry recorded in other comprehensive income, net of the income tax effect. At December 31, 2003 and 2002, the unrealized loss on the derivative instrument was $83,000 ($52,000 net of tax) and $120,000 ($75,000 net of tax),
         respectively.

(8)   Income Taxes

      The Holding Company files consolidated Federal and state income tax returns with the Bank and the Service Corporation. Income taxes are allocated proportionally to the Holding Company and each of the subsidiaries as though separate income tax returns were filed. First Alliance and the Trust file separate income tax returns.

      Income taxes are summarized as follows:

                                                                     Year Ended December 31,
                                                                --------------------------------
                                                                 2003          2002        2001
                                                                 ----          ----        ----
                                                                         (In thousands)
            Current ............................                $ 6,024        5,608       3,948
            Deferred ...........................                   (444)        (331)       (251)
                                                                -------      -------     -------

                                                                $ 5,580        5,277       3,697
                                                                =======      =======     =======

      The effective tax rate on income before income taxes differs from the U.S.
         statutory rate of 35% for 2003 and 2002 and 34% for 2001. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

                                                                          Year Ended December 31,
                                                     -----------------------------------------------------------------
                                                           2003                     2002                    2001
                                                     -----------------       -----------------       -----------------
                                                      Amount       %         Amount        %         Amount         %
                                                     -------      ----       -------      ----       -------      ----
                                                                              ($ in thousands)
            Taxes on income at U.S.
                statutory rate .................     $ 5,155      35.0%      $ 4,940      35.0%      $ 3,395      34.0%
            State income taxes, net of
                federal tax benefit ............         527       3.6           477       3.4           341       3.4
            Graduated tax rates ................        (100)      (.7)         (100)      (.7)           --        --
            Other, net .........................          (2)       --           (40)      (.3)          (39)      (.4)
                                                     -------      ----       -------      ----       -------      ----

            Taxes on income at
                effective rates ................     $ 5,580      37.9%      $ 5,277      37.4%      $ 3,697      37.0%
                                                     =======      ====       =======      ====       =======      ====

      Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax asset relate to the following:

                                                                                                  At December 31,
                                                                                             -------------------------
                                                                                              2003               2002
                                                                                              ----               ----
                                                                                                  (In thousands)
            Deferred tax assets:
                Allowance for loan losses ........................................           $ 2,100             1,825
                Accrued interest .................................................                55                27
                RRP incentive plan ...............................................                61                68
                Unrealized loss on derivative instrument .........................                31                45
                                                                                             -------           -------

            Gross deferred tax assets ............................................             2,247             1,965
                                                                                             -------           -------

            Deferred tax liabilities:
                FHLB stock dividends .............................................              (286)             (332)
                Building and land ................................................              (342)             (342)
                Accumulated depreciation .........................................              (156)             (363)
                Unrealized gain on securities available for sale .................              (211)             (428)
                Deferred loan costs ..............................................              (118)              (13)
                                                                                             -------           -------

            Gross deferred tax liabilities .......................................            (1,113)           (1,478)
                                                                                             -------           -------

            Net deferred tax asset ...............................................           $ 1,134               487
                                                                                             =======           =======

      Retained earnings at December 31, 2003 and 2002 includes approximately
         $5.8 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2.2 million at December 31, 2003 and 2002.

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

      The estimated fair values of the Company's financial instruments were as follows:

                                                                At December 31, 2003            At December 31, 2002
                                                                --------------------            --------------------
                                                               Carrying          Fair          Carrying          Fair
                                                                Amount          Value           Amount           Value
                                                                ------          -----           ------           -----
                                                                                    (In thousands)
            Financial assets:
                Cash and cash equivalents ..............      $  62,160          62,160          69,394          69,394
                Securities available for sale ..........         82,137          82,137          77,324          77,324
                Loans ..................................        767,987         771,028         735,338         739,329
                Accrued interest receivable ............          3,849           3,849           4,181           4,181
                Federal Home Loan Bank stock ...........          6,900           6,900           7,700           7,700

            Financial liabilities:
                Deposit liabilities ....................        705,589         708,854         668,058         674,925
                Advances from FHLB .....................        133,000         140,331         149,000         156,891
                Other borrowed funds ...................         17,786          17,786          14,303          14,303
                Junior subordinated debentures .........          5,155           5,155           5,155           5,155
            Derivatives:
                Interest rate swap (loss position) .....            (83)            (83)           (120)           (120)

      Commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the Company's financial instruments with off-balance-sheet risk at December 31, 2003, follows:

                                                                   Notional      Carrying           Fair
                                                                    Amount        Amount            Value
                                                                             (In thousands)
              Commitments to extend credit.................        $ 12,710            --              --
                                                                   ========       =======          ======

              Unused lines of credit.......................        $ 75,478            --              --
                                                                   ========       =======          ======

              Undisbursed portion of loans in process .....        $ 24,573            --              --
                                                                   ========       =======          ======

              Standby letters of credit....................       $   3,382            --              --
                                                                   ========       =======          ======

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

(11)  Related Parties

      Loans to directors and executive officers of the Company were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers were as follows:

                                                                                         Year Ended
                                                                                         December 31,
                                                                                    ---------------------
                                                                                     2003          2002
                                                                                     ----          ----
                                                                                        (In thousands)
            Beginning balance ....................................                  $  8,307        6,785
            Loans originated .....................................                     2,546        5,401
            Principal repayments .................................                      (385)      (3,879)
                                                                                    --------     --------

                Ending balance ...................................                  $ 10,468        8,307
                                                                                    ========     ========

      Other related party transactions which were made in the ordinary course of business were are follows (in thousands):

                                                                              Year Ended December 31,
                                                                          -------------------------------
                                                                           2003         2002        2001
                                                                           ----         ----        ----
            Legal fees paid ................................              $  137          103          56
                                                                          ======       ======      ======
            Insurance premiums paid ........................              $  205          282         128
                                                                          ======       ======      ======
            Construction contracts paid ....................              $1,518        1,098          --
                                                                          ======       ======      ======

(12)  Legal Contingencies

      Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company's consolidated financial statements.

(13)  Restrictions on Retained Earnings

      The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2003, approximately $28.6 million of retained earnings were available for dividend declaration without prior regulatory approval.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 2003, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, tier I (core), tier I (risk-based) and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    The Bank's actual capital amounts and percentages at December 31, 2003 and 2002 are also presented in the tables.

                                                                                                             To Be Well
                                                                                Minimum                     Capitalized
                                                                              For Capital                    For Prompt
                                                                                Adequacy                 Corrective Action
                                                     Actual                     Purposes                     Provisions
                                                ------------------         ------------------           -------------------
                                                 %         Amount           %          Amount            %         Amount
                                                ---      ---------         ---       --------           ---       --------
         As of December 31, 2003:                                           ($ in thousands)
         Stockholders' equity, and
             ratio to total assets.....         8.4%     $  79,165
         Less: investment in
             nonincludable
             subsidiary................                       (253)
         Unrealized gain on
             available-for-sale
             securities................                       (430)
                                                         ---------

         Tangible capital,
             and ratio to adjusted
             total assets..............         8.3%     $  78,482         1.5%      $ 14,217
                                                         =========                   ========

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets....................         8.3%     $  78,482         3.0%      $ 28,435           5.0%     $ 47,391
                                                         =========                   ========                    ========

         Tier 1 capital, and ratio
             to risk-weighted assets...        12.3%        78,482         4.0%      $ 26,062           6.0%     $ 39,094
                                                                                     ========                    ========

         Less: nonincludable
             investment in 80%
             land loans................                         --

         Tier 2 capital (allowance for
             loan losses)..............                      5,426
                                                         ---------

         Total risk-based capital,
             and ratio to risk-
             weighted assets...........        13.2%     $  83,908         8.0%      $ 50,961          10.0%     $ 63,702
                                                         =========                   ========                    ========

         Total assets..................                  $ 948,503
                                                         =========

         Adjusted total assets.........                  $ 947,820
                                                         =========

         Risk-weighted assets..........                  $ 637,018
                                                         =========

                                                                                                       To Be Well
                                                                           Minimum                    Capitalized
                                                                         For Capital                   For Prompt
                                                                           Adequacy                Corrective Action
                                                Actual                     Purposes                    Provisions
                                           -------------------         -----------------           -----------------
                                             %        Amount            %        Amount             %        Amount
                                           ----     ----------         ---      --------           ---      --------
         As of December 31, 2002:                                      ($ in thousands)
         Stockholders' equity, and
             ratio to total assets.....     7.9%    $   72,404
         Less: investment in
             nonincludable
             subsidiary................                   (518)
         Unrealized gain on
             available-for-sale
             securities................                   (747)
                                                    ----------

         Tangible capital,
             and ratio to adjusted
             total assets..............     7.8%    $   71,139         1.5%     $ 13,719
                                                    ==========                  ========

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets....................     7.8%    $   71,139         3.0%     $ 27,439           5.0%     $ 45,731
                                                    ==========                  ========                    ========

         Tier 1 capital, and ratio
             to risk-weighted assets...    11.9%        71,139         4.0%     $ 23,897           6.0%     $ 35,846
                                                                                ========                    ========

         Less: nonincludable
             investment in 80%
             land loans................                   (499)

         Tier 2 capital (allowance for
             loan losses)..............                  5,005
                                                    ----------

         Total risk-based capital,
             and ratio to risk-
             weighted assets...........    12.7%    $   75,645         8.0%     $ 47,794          10.0%     $ 59,743
                                                    ==========                  ========                    ========

         Total assets..................             $  915,881
                                                    ==========

         Adjusted total assets.........             $  914,624
                                                    ==========

         Risk-weighted assets..........             $  597,427
                                                    ==========

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

(16)  401(k) Plan

      The Company has a single-employer 401(k) plan ("KSOP"). Under the KSOP, participation is open to all employees the month after hire date (for purposes of employer contributions, one year of service is required), and participants have twelve investment options, plus a Company stock fund. The Company makes a contribution of at least 3% of compensation (for all participants who have met the one-year of service requirement), which vests immediately. In addition, the Company will make a discretionary matching contribution (for all participants who have met the one-year of service requirement), which will vest after five years of service. For 2003, 2002 and 2001, the Board approved a matching contribution equal to 100% of employees' deferrals up to 3% of compensation. The Company also makes quarterly profit sharing contributions (more fully discussed below) in connection with the KSOP. Total contribution expense recognized by the Company under the KSOP during the years ended December 31, 2003, 2002 and 2001 were $765,000, $642,000 and $513,000, respectively. The amounts of employee and employer contributions under the KSOP, 401(k) and the ESOP are subject to IRS limitations.

      The Company makes quarterly profit-sharing contributions to the KSOP in amounts approved by the Board, and those contributions are allocated to the accounts of participating employees on a quarterly basis. Company profit-sharing contributions vest after five years of service. For 2003, 2002 and 2001, the Board approved profit-sharing contributions equal to four percent (4%) of the Bank's operating net income, which were made after each quarter based on the actual results of the preceding quarter. During the years ended December 31, 2003, 2002 and 2001, the Company made profit sharing contributions totaling $365,000, $312,000 and $231,000, respectively, to the KSOP. The Plan allows the Company to fund such KSOP contributions by either issuing shares, or purchasing the required number of shares on the open market. As these shares are allocated on a quarterly basis, the Company records compensation expense, and either an offsetting credit to capital (in the event that new shares are issued) or to cash (in the event that shares are purchased on the open market), equal to the current market price of the shares. The shares become outstanding for income per share computations when allocated.

(17)  Stock Benefit Plans

      Stock Option Plan. During 2002, the Company adopted a new stock option plan (the "2002 Plan") which authorizes the Company to issue up to 375,000 shares (adjusted) in connection with options granted to directors, officers or employees of the Company. The terms and vesting periods will be determined as each option is granted, but the option price can not be less than the then current market value of the common stock at the grant date. No options have been granted under the 2002 Plan.

         The Company also has a 1993 stock option plan (the "1993 Plan") under which 477,161 (adjusted) common shares were authorized to be issued in connection with options granted to directors, officers and employees of the Company. Options granted under the 1993 Plan are exercisable at the market price of the common stock at the date of grant. Such incentive stock options granted to officers and employees are exercisable in three equal annual installments, with the first installment becoming exercisable one year from the date of grant. Options granted to outside directors are exercisable immediately, but any common shares obtained from exercise of the options may not be sold prior to one year from the date of grant. All options expire at the earlier of ten years for officers and employees or twenty years for directors from the date of grant or one year following the date which the outside director, officer or employee ceases to serve in such capacity. During 2003, all remaining available options under the 1993 were granted.

         The following is a summary of option transactions (all options and exercise price information has been adjusted to reflect the three-for-two stock split in 2003): Weighted-

                                                                                           Range of        Average
                                                                          Number           Exercise        Exercise
                                                                        of Options          Prices           Price
                                                                        ----------          ------           -----
            Outstanding, December 31, 2000 .......................        277,272        $ 4.00-14.17          5.66
            Exercised ............................................        (76,960)          4.00-8.37          4.51
                                                                         --------

            Outstanding, December 31, 2001 .......................        200,312          4.00-14.17          6.01
            Exercised ............................................        (47,985)         4.00-10.83          4.69
                                                                         --------

            Outstanding, December 31, 2002 .......................        152,327          4.00-14.17          6.61
           Granted ..............................................         50,571               26.74         26.74
            Exercised ............................................        (32,102)         4.00-14.17          5.56
                                                                         --------

            Outstanding, December 31, 2003 .......................        170,796        $ 4.00-26.74       $ 12.61
                                                                         ========        ============       =======

         The weighted-average remaining contractual life of the outstanding stock options at December 31, 2003, 2002 and 2001 was 9.7, 8.3 and 7.7 years, respectively.

         The Company's outstanding stock options at December 31, 2003 are exercisable as follows:

                                                                     Weighted-
                                                                      Average
                During the Year Ended                 Number of      Exercise
                December 31,                           Options        Price
                                                      ---------      ---------

                  Currently exercisable..........      127,778       $   6.50
                  2004...........................       14,339          26.74
                  2005...........................       14,339          26.74
                  2006...........................       14,340          26.74
                                                       -------

                                                       170,796        $ 12.61
                                                       =======        =======

      Recognition and Retention Plan. The Company also has a Recognition and
         Retention Plan (the "RRP") under which 185,489 shares (adjusted) of the Company's common stock were reserved for grants to directors, officers and employees. The shares are granted in the form of restricted stock to be earned in three equal annual installments. If a holder of restricted stock under the RRP terminated employment for reasons other than death, disability, retirement or change of control in the Company, such employee forfeited all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted. Forfeitures are reallocated to eligible participants annually. At December 31, 2003, 3,020 (adjusted) shares remain reserved for future directors.

(18)  Stock Repurchase Program

      The Company has a stock repurchase program which allows the Company to acquire shares of the Company's common stock in the open market. The Company's Board of Directors approves the maximum amount of shares that can be acquired. During the years ended December 31, 2003, 2002 and 2001, the Company repurchased 8,379, 12,648 and 19,936 shares, respectively under this program. At December 31, 2003, the Company currently holds 1,000,048 shares as treasury stock and can still repurchase an additional 232,673 under this program.

(19)  Dividend Reinvestment Plan

      The Company has a Dividend Reinvestment Plan (the "DRP"). The DRP provides stockholders of record of at least 50 shares with a convenient and economical way to automatically reinvest all or a portion of their cash dividends and to invest optional cash payments, subject to minimum and maximum purchase limitations, in additional shares of common stock. Stockholders pay no service charges or brokerage commissions for common stock purchased under the DRP. During the years ended December 31, 2003, 2002 and 2001, 10,288, 8,772 and 19,341 shares of common stock, respectively, were purchased under the DRP, all of which were purchased in the open market.

(20)  Stock Split

      On February 14, 2003, the Board of Directors declared a three-for-two stock split on all outstanding common shares for shareholders of record on February 28, 2003, which were distributed on March 14, 2003. Stockholders received cash in lieu of fractional shares resulting from the split based on the closing price on the record date.

(21)  Parent Company Only Financial Statements

      Condensed financial statements of the Holding Company are presented below.
         Amounts shown as cash, investment in subsidiaries, loans to subsidiaries and equity in earnings of subsidiaries are eliminated in consolidation.

                            Condensed Balance Sheets

                                                                                                At December 31,
                                                                                              --------------------
                                                                                               2003         2002
                                                                                               ----         ----
                                                                                                 (In thousands)
            Assets

         Cash, deposited with subsidiary ..........................................           $ 1,491        1,720
         Investment in subsidiaries ...............................................            79,224       72,421
         Loans to subsidiaries ....................................................             1,550        1,850
         Other assets .............................................................               352          372
                                                                                              -------      -------

                 Total assets .....................................................           $82,617       76,363
                                                                                              =======      =======

             Liabilities and Stockholders' Equity

         Junior subordinated debentures ...........................................             5,155        5,155
         Other liabilities ........................................................               106          146
         Stockholders' equity .....................................................            77,356       71,062
                                                                                              -------      -------

                 Total liabilities and stockholders' equity .......................           $82,617       76,363
                                                                                              =======      =======

                         Condensed Statements of Income

                                                                                      Year Ended December 31,
                                                                               -----------------------------------
                                                                                 2003          2002          2001
                                                                                 ----          ----          ----
                                                                                          (In thousands)
         Revenues ...................................................          $    34             60          130
         Expenses ...................................................             (410)          (205)        (160)
                                                                               -------        -------      -------

                 Loss before earnings of subsidiaries ...............             (376)          (145)         (30)
                 Earnings of subsidiaries ...........................            9,524          8,981        6,319
                                                                               -------        -------      -------

                 Net income .........................................          $ 9,148          8,836        6,289
                                                                               =======        =======      =======

                       Condensed Statements of Cash Flows

                                                                                                     Year Ended December 31,
                                                                                              -------------------------------------
                                                                                                2003          2002            2001
                                                                                                ----          ----            ----
                                                                                                         (In thousands)
Cash flows from operating activities:
    Net income ........................................................................       $ 9,148          8,836          6,289
    Adjustments to reconcile net income to net cash used in
      operating activities:
        Equity in earnings of subsidiaries ............................................        (9,524)        (8,981)        (6,319)
        Net (increase) decrease in other, net .........................................           (38)          (376)             4
                                                                                              -------        -------        -------

            Net cash used in operating activities .....................................          (414)          (521)           (26)
                                                                                              -------        -------        -------

Cash flows from investing activities:
        Investment in subsidiaries ....................................................            --         (3,000)            (5)
        Cash dividends received from subsidiaries .....................................         2,400             --          2,700
        Repayment of loans to subsidiaries ............................................           300            650             --
                                                                                              -------        -------        -------

            Net cash provided by (used in) investing activities .......................         2,700         (2,350)         2,695
                                                                                              -------        -------        -------

Cash flows from financing activities:
        Proceeds from issuance of junior subordinated debentures ......................            --          5,155             --
        Purchase of treasury stock ....................................................          (246)          (320)          (362)
        Proceeds from issuance of stock ...............................................           217            284            345
        Cash dividends paid ...........................................................        (2,486)        (2,002)        (1,846)
                                                                                              -------        -------        -------

            Net cash (used in) provided by financing activities .......................        (2,515)         3,117         (1,863)
                                                                                              -------        -------        -------

Net (decrease) increase in cash .......................................................          (229)           246            806

Cash at beginning of year .............................................................         1,720          1,474            668
                                                                                              -------        -------        -------

Cash at end of year ...................................................................       $ 1,491          1,720          1,474
                                                                                              =======        =======        =======

Noncash investing and financing activities- Accumulated other comprehensive income:
        Net change in investment in subsidiaries due to net change in unrealized
            gain on securities available for sale, net of tax .........................       $  (362)           271            359
                                                                                              =======        =======        =======

        Net change in unrealized loss on derivative investment, net of tax ............       $    23            (75)            --
                                                                                              =======        =======        =======

(22)  Quarterly Financial Data (Unaudited)

      The following tables present summarized quarterly data (in thousands, except per share amounts):

                                                                               Year Ended December 31, 2003
                                                             --------------------------------------------------------------------
                                                              First          Second          Third         Fourth
                                                             Quarter         Quarter        Quarter        Quarter         Total
                                                             --------       --------       --------       --------       --------
            Interest income .........................        $ 13,577         13,329         12,906         13,028         52,840
            Interest expense ........................           6,542          6,317          5,926          5,822         24,607
                                                             --------       --------       --------       --------       --------

            Net interest income .....................           7,035          7,012          6,980          7,206         28,233

            Provision for loan losses ...............             406            388            330            390          1,514
                                                             --------       --------       --------       --------       --------
            Net interest income after provision
                for loan losses .....................           6,629          6,624          6,650          6,816         26,719

            Noninterest income ......................           1,283          1,432          1,465          1,184          5,364
            Noninterest expense .....................          (4,122)        (4,263)        (4,435)        (4,535)       (17,355)
                                                             --------       --------       --------       --------       --------

            Income before income taxes ..............           3,790          3,793          3,680          3,465         14,728

            Income taxes ............................           1,436          1,427          1,387          1,330          5,580
                                                             --------       --------       --------       --------       --------

            Net income ..............................        $  2,354          2,366          2,293          2,135          9,148
                                                             ========       ========       ========       ========       ========

            Basic income per share ..................        $    .44            .44            .42            .40           1.70
                                                             ========       ========       ========       ========       ========

            Diluted income per share ................        $    .43            .43            .42            .39           1.67
                                                             ========       ========       ========       ========       ========

                                                                                 Year Ended December 31, 2002
                                                             --------------------------------------------------------------------
                                                              First          Second          Third         Fourth
                                                             Quarter         Quarter        Quarter        Quarter         Total
                                                             --------       --------       --------       --------       --------
            Interest income .........................        $ 13,868         14,143         14,434         14,088         56,533
            Interest expense ........................           7,491          7,284          7,577          7,131         29,483
                                                             --------       --------       --------       --------       --------

            Net interest income .....................           6,377          6,859          6,857          6,957         27,050

            Provision for loan losses ...............             258            613            399            575          1,845
                                                             --------       --------       --------       --------       --------
            Net interest income after provision
                for loan losses .....................           6,119          6,246          6,458          6,382         25,205

            Noninterest income ......................             868            846            808          1,254          3,776
            Noninterest expense .....................          (3,444)        (3,597)        (3,774)        (4,053)       (14,868)
                                                             --------       --------       --------       --------       --------

            Income before income taxes ..............           3,543          3,495          3,492          3,583         14,113

            Income taxes ............................           1,335          1,282          1,315          1,345          5,277
                                                             --------       --------       --------       --------       --------

            Net income ..............................        $  2,208          2,213          2,177          2,238          8,836
                                                             ========       ========       ========       ========       ========

            Basic income per share ..................        $    .42            .41            .41            .41           1.65
                                                             ========       ========       ========       ========       ========

            Diluted income per share ................        $    .41            .40            .40            .40           1.61
                                                             ========       ========       ========       ========       ========

                          Independent Auditors' Report

FFLC Bancorp, Inc.
Leesburg, Florida:

      We have audited the accompanying consolidated balance sheets of FFLC Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the accompanying consolidated financial statements, in 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities" as revised in December, 2003. In accordance with this Interpretation, FFLC Statutory Trust I is not consolidated in the financial statements of the Company. The Company has also elected to adopt this Interpretation on a retroactive basis and therefore, has restated its 2002 consolidated financial statements.


HACKER, JOHNSON & SMITH PA
Orlando, Florida
January 16, 2004

                               FFLC BANCORP, INC.

                             DIRECTORS AND OFFICERS

Directors:

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

Advisory Directors
James R. Gregg
James H. Herlong
Horace D. Robuck

OFFICERS

Stephen T. Kurtz
President and Chief Executive Officer

Paul K. Mueller
Executive Vice President and Chief Operations Officer and Treasurer

Dwight L. Hart
Senior Vice President and Mortgage Lending Manager

Joseph D. Cioppa
Senior Vice President and Commercial Lending Manager

Paul S. Allen
Senior Vice President, Audit, Planning and Budget

Jay R. Bartholomew
Senior Vice President and Retail Banking Manager

Brenda M. Grubb
Senior Vice President and Human Resources Manager

Robert R. Wedlock
Senior Vice President, Information Technology & Operations

Kimberly R. Bailey
Vice President and Spruce Creek Branch Manager

John A. Beaulieu
Vice President and Investment Officer

Susan L. Berkebile
Vice President and Area Loan Manager

Victoria M. Boren
Vice President and Branch Operations Manager

Michael J. Cox
Vice President and Area Loan Manager

Carrie C. Cribb
Vice President and Loan Officer

Jankie Dhanpat
Vice President, SEC Reporting & Controller

James D. Haug
Vice President and Lady Lake Branch Manager

Lawrence E. Hoag
Vice President and Operations Dept. Manager

Brian R. Hofer
Vice President and Commercial Loan Officer

Karen L. Hollister
Vice President and Loan Operations Manager

Tara A. Keane
Vice President and Lake Square Branch Manager

Rhea Ann Kennedy
Vice President and Loan Officer

Stephen G. Knowles
Vice President and Main Office Branch Manager and Loan Officer

B. Stan McCullars, Jr.
Vice President Finance

Dennis R. Rogers
Vice President, Wildwood Branch Manager and Area Loan Manager

Natalie L. Rojas
Vice President and Commercial Loan Portfolio Manager

Sandra L. Rutschow
Vice President and Corporate Secretary

Sandra L. Seaton
Vice President and South Leesburg Branch Manager and Area Loan Originator

Leigh S. Skehan
Vice President and Marketing Officer

Raynard S. (Ray) Taylor
Vice President and Commercial Loan Officer

Phillip P. Tompetrini
Vice President and Inverness Branch Manager

Donald E. Turner
Vice President and Commercial Loan Officer

Tara H. Wainwright
Vice President and Kings Ridge Branch Manager

Lynda F. Wemple
Vice President and Accounting Dept. Manager

Vickie S. Baxter
Assistant Vice President and Loan Officer

Donna L. Boyett
Assistant Vice President and Branch
Operations Coordinator

Craig S. Cannon
Loan Officer

Norma J. Caron
Assistant Vice President and Checking Department Manager

James M. Combs
Assistant Vice President and Indirect Loan Manager

Amy S. Conner
Investment Officer

Ginger L. Devine
Assistant Vice President and Compliance Officer

Jeffrey R. Dwiggins
Assistant Vice President and Sales Manager

Lori M. Farfaglia
Assistant Vice President and Fruitland Park & Main Street Branch Manager

Janet B. Farrar
Assistant Vice President and Branch
Operations Coordinator

Penny M. Hollis
Assistant Vice President and Security Officer

Cynthia M. Lay
Assistant Vice President and Service Bureau Coordinator and
Data Department Manager

Marilyn A. Leugers
Assistant Vice President and IRA Coordinator

Annette McCullough
Assistant Vice President and Secondary Market Manager

Sandra A. Rowe
Assistant Vice President and Loan Servicing Manager

Pamela S. Self
Assistant Vice President and Training Manager

Catherine M. Wallin
Assistant Vice President and Loan Officer

Mary R. Asher
Inverness Branch Office Manager

Dawn R. Davison
Escrow Manager

Karen A. Dixon
Crystal River Loan Officer

Tammie C. Martin
Bushnell Branch Manager

Deedee A. Dye
Lady Lake Branch Office Manager

Cinda K. Franklin
Citrus Ridge Branch Manager

Amy L. Griffin
Business Development Officer

Pamela S. Green
Main Street Branch Office Manager

Suzzette Herman
Fruitland Park Branch Office Manager

Jennifer J. Long
Spruce Creek Branch Office Manager

Fay E. Phillips
Clermont Branch Manager

Leslie A. Rocha
Kings Ridge Branch Office Manager

Carol A. Sieder
South Leesburg Branch Office Manager

Elizabeth M. Shaw
Crystal River Branch Manager

Juanita L. Taylor
Eustis Branch Office Manager

Margaret R. White
Main Office Branch Office Manager

Betty L. Wolcott
Facilities Management Officer and Purchasing Manager

Sylvie M. Zimmerman
Wildwood Branch Office Manager

                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                     is Proud of the Outstanding Service its
           Employees Provide to the Community and the People it Serves

MAIN OFFICE & ADMINISTRATION:

Jamie L. Abbott
Paul S. Allen
Angela B. Allen
Emily C. Ashline
Jay R. Bartholomew
Kathy E. Bauer
Vickie S. Baxter
Charlotte Bennett
Beth A. Bennett
Victoria M. Boren
Barbara Boscana
Donna L. Boyett
Linda S. Brown
Deena M. Bryant
Janet R. Burgess
Tammy A. Calhoun
Janet M. Caloro
Norma J. Caron
Kim L. Chamblin
Dianna L. Christensen
Constance P. Christian
Joseph D. Cioppa
Ursula T. Colla
James M. Combs
Betty Jo Conklin
Amy S. Conner
Judith A. Cook
Diane S. Cook
Cheryl R. Coon
Carrie C. Cribb
Robert Cumm
James R. Cummings
Cheryl A. Davis
Dawn R. Davison
Lawashica M. Dawson
Ginger L. Devine
Carol A. Dewey
Jankie Dhanpat
Alma H. Dunbar
Mary A. Durre
Martha M. Duty
Jeffrey R. Dwiggins
Janet B. Farrar
Charlana M. Fenwick
Amanda M Forwerck
Terry J. French
Clifford H. Frizzell Jr.
June E. Gasbarra
Joan P. Gibson
Zoann Goodman
Dexter L. Graham
Amy L. Griffin
Brenda M. Grubb
Anna O. Harrop
Dwight L. Hart
Lynette N. Hipp
Lawrence E. Hoag
Carol B. Holley
Penny M. Hollis
Karen L. Hollister
Tonya Hudson
Cathy D. Hughes
James G. Humphrey
Janie W. Hunt
Mary C. Hurst
Doris E. Hyatt
Patricia B Inman
Bobby H. Inscoe
Jennifer D. Jennings
Sondra Jones
Mary T. King
Stephen G. Knowles
Connie Kolisnyk
Kenneth G. Kramer
Stephen T. Kurtz
Diane M. Lake
Nancy J. Lane
Cynthia M. Lay
Leslie A. Leach
Debra J. Lenhart
Marilyn A. Leugers
Angie R. Liston
Margaret H. Locke
Sharon R. Luke
Melissa Marsh
B. Stan McCullars, Jr.
Annette McCullough
Janet (Jaye) I. McIntosh
Tammy M. Mizell
Keri L. Morris
Tami Mosier
Paul K. Mueller
John R. Nelson
Shu Een Chen-Noble
Pamela A. O'Neal
Marquisa L. Parham
Tricka M. Parker
Tiffany L. Parks
Angela N. Phillips
Heather Ponsell
Linda L. Radtke
Shirley R. Randolph
Jonathan D. Reeder
Carla L. Rigdon
Natalie J. Rojas
Jennette L. Roode
Landa A. Rossman
Sandra A. Rowe
Marijulia Romero
Sandra L. Rutschow
James Schaeffer
Pamela S. Self
Chessa B. Shaw
Margaret Siegel
Traci A. Simanoski
Leigh S. Skehan
Claire M. Smith
Jill S. Spires
Lynn P. Stoffel
Raynard S. Taylor
Ernestine Thomas
Carolyn Torres
Danine M. Urban
Virginia D. Vann
Orpha M. Vogt
Catherine M. Wallin
Elena R. Webb
Robert R. Wedlock
Lynda F. Wemple
Margaret R. White
Sharon A.White
Rhonda L. Wilkerson
Joyce L. Williams
Catherine N. Williams
Betty L. Wolcott
Kristin L. Woods
Ryan M. Woods
Lisa K. Woolwine
Jeffrey W. Wright
Cathy J. Wrobleski
Lori R. Young

LADY LAKE OFFICE:

John A. Beaulieu
Karen L. Bednarik
Sonja K. Craig
Estelle E. Crawley
DeeDee A. Dye
James D. Haug
Constance L. Merrell-Kasch
Mindy L. Mueller
Terri L. Paquette
Brenda A. Simmons
Patricia L. Sizemore
Vanessa D. Wall
Betty T. Woods

MAIN STREET OFFICE:

Dawn C. Alexander
Janis L. Brown
Hilda A. Foster
Pamela S. Green
Brandy A. Harris
Susan J. Riggin

LAKE SQUARE MALL OFFICE:

Eileen M. Bitting
Tammy L. Dahl
Linda J. Giggey
Bethany A. Johnson
Tara A. Keane
Shannon J. Peters
Melissa M. White

CLERMONT OFFICE:

Dawn M. Ames
Susan Lynn Berkebile
Zaida I. Colon
Jessica L. Dixon
Birgit M. Fox
Donna L. Franklin
Linda C. Gallop
Judy L. Garafola
Brian R. Hofer
Sarah L. Liston
Susan M. Morin
Darcy R. Muniz
Fay E. Phillips
Anita Rodriguez
Melissa D. Schumm
Sharon M. Slack

EUSTIS OFFICE:

Dianne A. Allen
Monica E. Baron
Patricia L. Bartels
Amanda L. Collier
Michael J. Cox
Vivian R. Curry
Rhea Ann Kennedy
Lisa P. Lee
Brenda R. Mathews
Natasha L. Pender
Jeannine M. Rivera
Carolyn A. Rodgers
Tamika J. Rolle
Juanita L. Taylor
Karen E. Wright

WILDWOOD OFFICE:

Carla A. Benavidez
Susan C. Berry
Craig S. Cannon
Kathy A. Curtis
Dana L. Fields
Linda S. Finn
Latahna J. Green
Dennis R. Rogers
Holly D. Sanders
Wendy A. Then
Cathy H. Watson
Sylvie M. Zimmerman

SOUTH LEESBURG OFFICE:

Kari K. Caulk
Jennifer L. Grovesteen
Joanna L. Natal
Geraldine L. Burgio-Pilch
Sandra L. Seaton
Carol A. Sieder
Cristina P. Simmons
Tiffany C. Rodriguez
Rachel M. Smith

BUSHNELL OFFICE:

Dawn M. Greene
Betty J Hewett
Justin A. Holloway
Tammie C. Martin
Inge Pelfrey
Megan L. Sanders

FRUITLAND PARK OFFICE:

Lori M. Farfaglia
Cynthia M. Page
Suzzette Herman
Suzanne E. Shier
Jennifer A. Strow
Delphine C. Williams

INVERNESS OFFICE:

Mary R. Asher
Jamie R. Hemmendinger
Judith Lamontagne
Linda S. Rogers
Lillian G. Russo
Phil P. Tompetrini
Jolena Sanders

CITRUS RIDGE OFFICE:

Stephany M. Barr
Cinda K. Franklin
Christine M. Martinez
Barbara J. Reutter
Amanda N. Smeltzer
Sarah L. Williams
Melissa Ann Woodward

SPRUCE CREEK OFFICE:

Kimberly R. Bailey
Loretta A. Brown
Danielle L. Dilts
Sophia A. Hamilton
Crystal L. House
Jennifer J. Long
Connie J. Rhodes

KINGS RIDGE OFFICE:

Erma R. Moore
Detra M. Tracy
Leslie A. Rocha
Isabel Saldate
Tara H. Wainwright

CRYSTAL RIVER OFFICE:

Karen A. Dixon
Elaine Giammasi
Teresa A. Kuechle
Mitzi M. Parke
Elizabeth Shaw
Jaime D. Stewart
Donald E. Turner
Jeremy Wall


                                       57